As filed with the Securities and Exchange Commission on December 24, 2009
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TTM TECHNOLOGIES, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	3672	91-1033443
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2630 South Harbor Boulevard
Santa Ana, California 92704
(714) 327-3000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Steven W. Richards
Executive Vice President and Chief Financial Officer
TTM Technologies, Inc.
2630 South Harbor Boulevard
Santa Ana, California 92704
(714) 327-3000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Michael L. Kaplan, Esq. Brian H. Blaney, Esq. Brian R. Buckham, Esq. Greenberg Traurig, LLP 2375 East Camelback Road, Suite 700 Phoenix, Arizona 85016 (602) 445-8000 (phone) (602) 445-8100 (facsimile)	Jonathan Stone, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852-3740-4703 (phone) +852-3740-4727 (facsimile)

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the stock purchase agreement described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered(1)	Price per Share(2)	Offering Price(2)	Fee
Common Stock, $0.001 par value per share	36,334,000	$11.86	$430,921,240	$30,725

(1)	Represents the maximum number of shares of TTM common stock, $0.001 par value per share, issuable upon consummation of the purchase of shares of the subsidiaries of MTG Investment (BVI) Limited engaged in the printed circuit board business.

(2)	Pursuant to paragraph (c) of Rule 457 of the Securities Act of 1933, as amended, and estimated based on the average of the high and low prices reported on the NASDAQ Global Select Market on December 21, 2009, solely for purposes of calculation of the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer, solicitation, or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION — DATED DECEMBER 24, 2009

PROXY STATEMENT/PROSPECTUS

To the Stockholders of TTM Technologies, Inc. and the Shareholders of Meadville Holdings Limited:

On behalf of the board of directors of TTM Technologies, Inc., we are pleased to deliver to you this proxy statement/prospectus relating to the proposed issuance and sale by us of 36,334,000 shares of our common stock in connection with the acquisition transaction described below.

On November 16, 2009, we and certain of our subsidiaries entered into a stock purchase agreement with Meadville Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands and listed on the Stock Exchange of Hong Kong, and one of Meadville’s subsidiaries, pursuant to which we have agreed to acquire the entire outstanding capital stock of all of Meadville’s indirect wholly owned subsidiaries that comprise and operate Meadville’s printed circuit board, or PCB, business. The aggregate purchase price consideration will consist of $114,034,328 in cash and the issuance of 36,334,000 shares of our common stock to Meadville, plus our assumption of indebtedness of those subsidiaries. In this proxy statement/prospectus we refer to the transactions contemplated by the stock purchase agreement as the “PCB Combination” and to the subsidiaries we have agreed to acquire from Meadville as the “PCB Subsidiaries.”

The proposed PCB Combination is being effected through the purchase by TTM Hong Kong Limited, one of our indirect wholly owned subsidiaries, of all of the capital stock of the PCB Subsidiaries owned by MTG Investment (BVI) Limited, or MTG, a wholly owned subsidiary of Meadville. Completion of the PCB Combination requires the approval by our stockholders of the issuance of 36,334,000 shares of our common stock. Our board of directors has scheduled a special meeting of our stockholders to obtain this approval on [ • ], 2010. We currently estimate that approximately 46% of the shares of our common stock outstanding after completion of the PCB Combination will be held by Meadville and, following the effectiveness of Meadville’s special dividend of our shares to its shareholders or their transferees as described in this proxy statement/prospectus, ultimately by Meadville’s shareholders or their transferees.

Consummation of the PCB Combination is subject to a number of conditions described in this proxy statement/prospectus, including the approval by our stockholders of the issuance and sale to Meadville of 36,334,000 shares of our common stock. For a description of these conditions, see the section entitled “The PCB Combination — Conditions to Completion of the PCB Combination” in this proxy statement/prospectus.

Except for the approval by our stockholders of the issuance and sale by us of 36,334,000 shares of our common stock, our stockholders are not being requested, and are not entitled, to vote to approve the PCB Combination itself or any of the other transactions contemplated by the stock purchase agreement.

Approval of the proposed issuance of shares of our common stock in the PCB Combination requires the affirmative vote of the holders of our shares representing not less than a majority (greater than 50%) of the votes present in person or represented by proxy at the special meeting and entitled to vote thereon, provided that a quorum consisting of the holders of not less than a majority (greater than 50%) of the votes entitled to be cast by our stockholders is present at the special meeting in person or by proxy.

We believe that the PCB Combination will:

•	create a leading global PCB company with high-technology capabilities and a highly diversified revenue mix by geography and end-market;

•	result in a one stop global solution from quick-turn through volume production and a focused facility specialization strategy;

•	create an opportunity for us to capture significant incremental volume business from existing and new customers in North America, Europe, the Middle East, and Africa;

•	position us to serve the growing Asian market demand;

•	result in a global sales force and manufacturing platform;

•	create a combination of entities with complementary footprints, customers, and end-markets;

•	further diversify our end-market exposure and customer base;

•	result in the creation of operational efficiencies; and

•	combine deep, talented management teams with leading expertise in the U.S. and the People’s Republic of China, or PRC.

This proxy statement/prospectus also provides information about us, Meadville, the PCB Subsidiaries, and our proposed acquisition of the PCB Subsidiaries that our stockholders should know when they vote. In particular, the section entitled “Risk Factors” beginning on page 19 contains a description of risks that you should consider in evaluating the proposed PCB Combination. We urge you to read this entire proxy statement/prospectus carefully.

Our board of directors previously approved our execution of the stock purchase agreement, which we executed on November 16, 2009 and pursuant to which we agreed to acquire the PCB Subsidiaries, and the issuance of shares of our common stock pursuant to the stock purchase agreement. Accordingly, our board of directors unanimously recommends that our stockholders vote “for” approval of the proposed issuance of 36,334,000 shares of our common stock in connection with the PCB Combination.

If you are a holder of our shares of common stock, whether or not you plan to attend the special meeting, your vote is very important. Please sign and submit your proxy as soon as possible so that your shares can be voted at the special meeting in accordance with your instructions. Record holders of our common stock can vote via the Internet, by telephone, or by mailing the enclosed proxy card (beneficial owners may vote via the Internet, by telephone, or by mailing the enclosed voting instructions). Instructions for using these convenient services appear on the instructions on the enclosed proxy card or voting instructions.

On behalf of our company, we look forward to seeing our stockholders at the special meeting and we thank you for your support.

Sincerely,

Kenton K. Alder
Chief Executive Officer and President

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

Proxy statement/prospectus dated [ • ], 2010 and first mailed to our stockholders and Meadville shareholders on or about [ • ], 2010.

In addition to this proxy statement/prospectus, we, certain of our subsidiaries, and Meadville will prepare a joint Circular to be issued to Meadville’s shareholders in accordance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong and the Hong Kong Code on Takeovers and Mergers. The Circular is subject to the approval of the Stock Exchange of Hong Kong and the Corporate Finance Division of the Securities Futures Commission of Hong Kong.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [ • ], 2010

To the Stockholders of TTM Technologies, Inc.:

We will hold a special meeting of stockholders at our corporate offices located at 2630 South Harbor Boulevard, Santa Ana, California 92704, on [ • ], 2010 at [ • ], Pacific time, for the following purposes:

1. To consider and vote upon a proposal to approve the issuance of 36,334,000 shares of our common stock in connection with the proposed acquisition of certain companies engaged in the printed circuit board business pursuant to the terms of a Stock Purchase Agreement, dated as of November 16, 2009, among our company, Meadville Holdings Limited, MTG Investment (BVI) Limited, TTM Technologies International, Inc., and TTM Hong Kong Limited; and

2. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Our board of directors has unanimously approved the PCB Combination and the issuance of our shares of common stock in the PCB Combination pursuant to the stock purchase agreement, and recommends that you vote “for” the proposal to approve the issuance of 36,334,000 shares of our common stock in connection with the proposed PCB Combination. A copy of the stock purchase agreement is attached as Annex A to the accompanying proxy statement/prospectus. The proposal is described in more detail in the accompanying proxy statement/prospectus, which we encourage you to read in its entirety before voting.

Only our stockholders of record at the close of business on [ • ], 2010, which we refer to as the Record Date, are entitled to notice of the special meeting and to vote at the special meeting and at any adjournments or postponements thereof. A list of such holders as of the Record Date will be available during normal business hours for examination by any such holder for a period of ten days prior to the date of the special meeting, at our principal executive offices located at 2630 South Harbor Boulevard, Santa Ana, California 92704.

All of our stockholders are urged to attend the meeting in person or by proxy. Your vote is important. Whether or not you expect to attend the meeting in person, please sign and submit your proxy as soon as possible so that your shares can be voted at the special meeting in accordance with the instructions on the enclosed proxy card. The proxy is revocable and will not affect your right to vote in person in the event you attend the special meeting. You may revoke your proxy at any time before it is voted. If you receive more than one proxy card because your shares are registered in different names or at different addresses, please sign and return each proxy card so that all of your shares will be represented at the special meeting.

By Order of the Board of Directors,

Steven W. Richards
Secretary

Santa Ana, California
[ • ], 2010

IMPORTANT

We file annual, quarterly, and special reports, proxy statements, and other information with the Securities and Exchange Commission, or SEC, under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. You may read and copy these reports and other information filed by us at the Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements, and other information about issuers, like us, who file electronically with the SEC through the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The address of this site is www.sec.gov.

This proxy statement/prospectus incorporates by reference important business and financial information about us that is not included in or delivered with this proxy statement/prospectus. You may request this information, which includes copies of our annual, quarterly, and special reports, proxy statements, and other information, from us, without charge, excluding all exhibits, unless we have specifically incorporated by reference an exhibit in this proxy statement/prospectus. Our stockholders and Meadville shareholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them from us in writing or by telephone at the following address or telephone number:

TTM Technologies, Inc.
2630 South Harbor Boulevard
Santa Ana, California 92704
(714) 327-3000

To obtain timely delivery, holders of our common stock must request any information no later than five business days before [ • ], 2010.

In addition, we provide copies of our Forms 8-K, 10-K, 10-Q, Proxy Statement, and Annual Report at no charge to investors upon request and we make electronic copies of our most recently filed reports available through our website at www.ttmtech.com/investors/investors.jsp as soon as reasonably practicable after filing such material with the SEC.

For a more detailed description of the information incorporated by reference into this proxy statement/prospectus and how you may obtain it, see the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

Holders of our common stock who have questions about the special meeting or how to vote or revote their proxy should contact The Altman Group by telephone at (866) 521-4428 (toll-free) or via email at www.ttmiproxyinfo@altmangroup.com.

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

What is the proposed transaction to which this proxy statement/prospectus relates?

This proxy statement/prospectus relates to the issuance by our company of 36,334,000 shares of our common stock in the proposed acquisition by us of the PCB Subsidiaries, as contemplated by the Stock Purchase Agreement, dated November 16, 2009, between us, TTM Technologies International, Inc., TTM Hong Kong Limited, Meadville Holdings Limited, and MTG Investment (BVI) Limited, which we refer to as the stock purchase agreement. The PCB Combination is being effected through TTM Hong Kong Limited’s purchase of all of the shares of capital stock of the PCB Subsidiaries owned by MTG Investment (BVI) Limited, a wholly owned subsidiary of Meadville. Completion of the PCB Combination requires the approval by holders of our common stock of the issuance of 36,334,000 shares of our common stock.

Our stockholders are not being requested and are not entitled under applicable Delaware law or our Certificate of Incorporation to vote to approve the PCB Combination itself or any of the other transactions contemplated by the stock purchase agreement.

When and where will the special meeting be held and what business will occur at the meeting?

The special meeting will be held at [ • ], Pacific time, on [ • ], 2010, at our corporate offices located at 2630 South Harbor Boulevard, Santa Ana, California 92704. At the special meeting, holders of our common stock will be asked to consider and vote upon the issuance of 36,334,000 shares of our common stock in connection with the PCB Combination. You do not need to be present at the special meeting to have your vote counted. By utilizing any one of the various voting procedures described in this proxy statement/prospectus prior to the date of the special meeting, your vote will be counted and included in the final results.

How does TTM’s board of directors recommend that holders of its common stock vote with respect to the proposal?

Our board of directors recommends a vote “for” approval of the issuance of 36,334,000 shares of our common stock in connection with the PCB Combination.

Why is it important for holders of TTM’s common stock to vote?

We cannot complete the PCB Combination unless the issuance of 36,334,000 shares of our common stock is approved by the affirmative vote of not less than a majority (greater than 50%) of the votes present in person or represented by proxy at the special meeting and entitled to vote thereon.

Why are holders of TTM’s common stock being asked to approve the issuance of shares of its common stock?

We will issue 36,334,000 shares of our common stock, or up to approximately 46% of our common stock outstanding after completion of the PCB Combination, to Meadville in connection with the PCB Combination. Meadville will subsequently distribute the shares of our common stock that it receives in the PCB Combination to Meadville’s shareholders by way of a special dividend or, to the extent a Meadville shareholder so elects, Meadville will sell the shares of our common stock that such Meadville shareholder would have been entitled to receive and remit the net cash proceeds of sale thereof to such electing Meadville shareholder. The rules of the Nasdaq Stock Market, where our shares of common stock are listed for trading, require the approval of holders of our common stock prior to the issuance of additional shares of our common stock in connection with the acquisition of the stock or assets of another company if:

•	the common stock will have voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such stock; or

•	the number of shares of common stock issued will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of such stock.

Therefore, your approval is required for the issuance of shares of our common stock in connection with the PCB Combination.

We and Meadville, among other parties, executed the stock purchase agreement on November 16, 2009. Our stockholders are not being asked to vote on the proposed PCB Combination itself, but instead solely on whether we may issue 36,334,000 shares of our common stock in connection with the PCB Combination. If the requisite number of our shares are not voted in favor of the issuance, we will be unable to effect the PCB Combination under the terms set forth in the stock purchase agreement.

Who may vote at the special meeting?

Only holders of record of our common stock listed on our books at the close of business on [ • ], 2010, which we refer to as the Record Date, will be entitled to notice of, and to vote at, the special meeting. As of the Record Date, there were outstanding [ • ] shares of our common stock.

Are there different voting procedures depending on how I hold my TTM common stock?

Many holders of our common stock hold their shares through a stockbroker, bank, or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares of our common stock held of record and those owned beneficially.

Holder of Record

If your shares of our common stock are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, you are considered, with respect to those shares of our common stock, the holder of record, and these proxy materials are being sent directly to you by us. As the holder of record, you have the right to grant your voting proxy directly to our company or to vote in person at the special meeting. We have enclosed a proxy card for you to use.

Beneficial Owner

If your shares of our common stock are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of securities held in street name, and these proxy materials are being forwarded to you by your broker or nominee who is considered, with respect to those securities, the holder of record. As the beneficial owner, you have the right to direct your broker or nominee on how to vote and you are also invited to attend the special meeting. Your broker or nominee has enclosed a voting instruction card for you to use in directing the broker or nominee regarding how to vote your securities. The voting instruction card provides various alternative voting methods, such as via the Internet, by telephone, or by mail.

How many votes may a holder of TTM’s common stock cast?

Each share of our common stock has one vote. The enclosed proxy card shows the number of shares of our common stock that you are entitled to vote.

How can I vote my TTM common stock in person at the special meeting?

Shares of our common stock held directly in your name as the holder of record may be voted in person at the special meeting. If you choose to do so, please bring the enclosed proxy card and proof of identification. Even if you plan to attend the special meeting, we recommend that you also submit your proxy as described below so that your vote will be counted if you later decide not to attend the special meeting. Securities held in street name may be voted in person by you only if you obtain a signed proxy from the record holder giving you the right to vote the securities in person.

How can I vote my TTM common stock without attending the special meeting?

Whether you hold securities directly as the holder of record or beneficially in street name, you may direct your vote without attending the special meeting. You may vote your directly held securities by granting a proxy or, for securities held in street name, by submitting voting instructions to your broker, bank, or nominee following the instructions on the form included with this proxy statement/prospectus by the deadline indicated on that form.

How do I vote?

If you are the stockholder of record (that is, the shares are held in your name), you may vote your proxy in one of three convenient ways:

By the Internet

Go to [ • ] and follow the instructions.  You will need the control number that appears on your proxy card included in this proxy statement/prospectus. This method of voting will be available until [ • ], Pacific time, on [ • ], 2010.

By telephone

On a touch-tone telephone, call toll-free [ • ] and follow the instructions. You will need the control number that appears in the box on the front of your proxy card included in this proxy statement/

prospectus. This method of voting will be available until [ • ], Pacific time, on [ • ], 2010.

By mail

If you vote by traditional proxy card, mark your selections on the proxy card, date the card, and sign your name exactly as it appears on the card, then mail it in the postage-paid envelope enclosed with the materials. You should mail the proxy card in plenty of time to allow delivery to our transfer agent prior to the meeting.

If you are a stockholder of record and attend the meeting, you may deliver your completed proxy card in person. If you are not the stockholder of record (that is, your shares are held in the name of a bank, broker, or other holder of record, which is often referred to as held in “street name”) then you will receive instructions from the holder of record that you must follow to ensure that your shares are voted as you wish. You will not be able to vote those shares at the meeting unless you have received, in advance, a proxy card from the record holder (that is, the bank, broker, or other holder of record).

If you complete and properly sign and timely return a proxy card to us or complete your proxy by telephone or online, your shares will be voted as you direct.

What vote is required to take action at the special meeting?

In order to conduct business at the special meeting, a quorum must be present. The presence of the holders of not less than a majority (greater than 50%) of the votes entitled to be cast by holders of our common stock constitutes a quorum. We will treat our common stock represented by a properly signed and returned proxy, including abstentions and broker non-votes, as present at the special meeting for the purposes of determining the existence of a quorum. If a quorum is not present, it is expected that the special meeting will be adjourned or postponed to solicit additional proxies.

Assuming a quorum is present, approval of the issuance of shares of our common stock in connection with the PCB Combination requires the affirmative vote of holders of shares representing not less than a majority (greater than 50%) of the votes present in person or represented by proxy at the special meeting and entitled to vote thereon.

What does it mean if I receive more than one proxy card or voting instruction card?

It means that your securities are registered differently or are in more than one account. Please complete and return all proxy cards and voting instruction cards you receive.

May I change my vote after I have given it?

You may change your proxy instructions and your vote at any time prior to the vote at the special meeting. For shares held directly in your name, you may accomplish this by granting a new proxy bearing a later date, which automatically revokes the earlier proxy, and delivering such new proxy to our Secretary either by mail or by calling the phone number, or accessing the Internet address, listed on the proxy card or by attending the special meeting and voting in person. Attendance at the special meeting will not cause your previously granted proxy to be revoked unless you specifically request to do so. For securities held beneficially by you, you may accomplish this by submitting new voting instructions to your broker, bank, or nominee by the deadline indicated in the instructions sent to you by your broker, bank, or nominee.

Who bears the cost of soliciting proxies?

We will pay the entire cost of preparing, assembling, printing, mailing, and distributing these proxy materials. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone, or by electronic communication by our directors, officers, and employees, who will not receive any additional compensation for such solicitation activities. We have retained the services of The Altman Group to aid in the solicitation of proxies from banks, brokers, nominees, and intermediaries. We will pay The Altman Group a fee of $6,500 for its services, plus we will reimburse The Altman Group for various out-of-pocket and other expenses. We may also, upon request, reimburse brokerage firms and other persons representing beneficial owners of our common stock for their expenses in forwarding solicitation materials to such beneficial owners.

How are votes counted?

For the proposal, you may vote “for,” “against,” or “abstain.” If you “abstain,” it has the same effect as a vote “against” the proposal. If you sign your proxy card or broker voting instruction card with no further instructions, your shares of our common stock will be voted in accordance with the recommendations of the board of directors described in this proxy statement/prospectus because you will have conferred on the persons named as proxy holders discretionary authority to do so by the act of returning your proxy card or broker voting instruction card. Unless you give other instructions on your proxy card included with this proxy statement/prospectus, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of our board of directors. With respect to any other matter that properly comes before the meeting, the proxy holders will vote as recommended by our board of directors or, if no recommendation is given, in their own discretion.

If my securities are held in “street name” by my broker, will my broker vote my TTM common stock for me?

Included with this proxy statement/prospectus you should have received from your broker a voting instruction card with instructions on how to vote your securities and how to provide instructions to your broker on how you want your securities voted. If you have any questions regarding the procedures necessary for your broker to vote your securities, you should contact your broker directly. Please instruct your broker as to how you would like him or her to vote your securities following the procedures on the instruction card.

What are “broker non-votes”?

Broker non-votes are securities held by banks, brokers, or nominees for which, with respect to any item to be voted upon, voting instructions have not been received from the beneficial owners or the persons entitled to vote those securities and with respect to which the bank, broker, or nominee does not have discretionary voting power under rules applicable to broker-dealers. Broker non-votes, if any, will have no effect on the vote on the proposal to issue our shares of common stock, assuming that there is a quorum.

What do holders of TTM common stock need to do now?

After carefully reading and considering the information contained in this proxy statement/prospectus, you should either complete, sign, and date your proxy card and voting instructions and return them in the enclosed postage-paid envelope, vote by phone or by the Internet as provided for on the voting instruction card included in this package, or vote in person at the special meeting. You can simplify your voting and save us the expense of mailing and processing paper copies by either voting via the Internet or calling the toll-free number listed on the proxy card. Please vote your securities as soon as possible so that your securities will be represented at the special meeting.

Where can I find the voting results of the special meeting?

We may be able to announce preliminary voting results at the special meeting and we intend to issue a press release with the final results after the special meeting is completed. In addition, we intend to publish the final voting results in a report on Form 8-K that we will file with the SEC.

What will happen if the proposal is not approved?

If the proposal to issue 36,334,000 shares of our common stock in connection with the PCB Combination is not approved, the PCB Combination cannot proceed.

Are there risks associated with the PCB Combination of which holders of TTM common stock should be aware?

Yes. There are risks to us and Meadville, and the combined company may not achieve the expected financial and operating benefits because of, among other reasons, the risks and uncertainties discussed in the section entitled “Risk Factors.” In deciding whether to approve the issuance of shares of our common stock, we urge you to carefully read and consider the risk factors contained in the section entitled “Risk Factors.”

Do TTM’s stockholders have appraisal rights in connection with the PCB Combination?

Under Delaware law and our Certificate of Incorporation, holders of our common stock are not entitled to any rights to seek appraisal of their securities or to exercise any preemptive rights in connection with the proposal to issue 36,334,000 shares of our common stock in connection with the PCB Combination.

Who should I contact if I have questions about the special meeting?

If you have questions about the special meeting, please contact The Altman Group by telephone at (866) 521-4428 (toll-free) or via email at ttmiproxyinfo@altmangroup.com.

SUMMARY

This section highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the proposed transaction, you should read this entire proxy statement/prospectus carefully, as well as those additional documents to which we refer you. You may obtain more information by following the instructions in the section entitled “Where You Can Find More Information”. We have included page references for certain items to direct you to more complete descriptions of the topics presented in this summary.

Unless otherwise indicated or unless the context requires otherwise, all references in this document to “TTM,” “our company,” “we,” “us,” “our,” and similar names refer to TTM Technologies, Inc. and its subsidiaries; all references in this document to “Meadville” refer to Meadville Holdings Limited; all references in this document to the “PCB Subsidiaries” refer to MTG Management (BVI) Limited, MTG PCB (BVI) Limited, MTG PCB No. 2 (BVI) Limited, MTG Flex (BVI) Limited, and their respective subsidiaries engaged in the printed circuit board business; all references in this document to the “stock purchase agreement” refer to the Stock Purchase Agreement, dated as of November 16, 2009, among TTM Technologies, Inc., TTM Technologies International, Inc., TTM Hong Kong Limited, Meadville Holdings Limited, and MTG Investment (BVI) Limited, a copy of which is attached as Annex A to this proxy statement/prospectus; the term “PCB Business” refers to Meadville’s business operations that have historically conducted PCB operations; and all references to the “PCB Combination” refer to the transactions contemplated by the stock purchase agreement and the agreements ancillary to the stock purchase agreement.

All references to “HK$” are to Hong Kong Dollars, and all other references to “$” are to U.S. Dollars unless otherwise noted.

TTM Technologies, Inc.

We are a one-stop provider of time-critical and technologically complex PCBs and backplane assemblies, which serve as the foundation of sophisticated electronic products. We serve high-end commercial and aerospace/defense markets — including the networking/communications infrastructure, high-end computing, defense, and industrial/medical markets — which are characterized by high levels of complexity and moderate production volumes. Our customers include both original equipment manufacturers (OEMs), electronic manufacturing services (EMS) providers, and aerospace/defense companies. Our time-to-market and high technology focused manufacturing services enable our customers to reduce the time required to develop new products and bring them to market. In 2006, we completed the acquisition of the Tyco Printed Circuit Group business (PCG) from Tyco International Ltd. for a total purchase price of $226.8 million, excluding acquisition costs. We acquired six PCB fabrication facilities and three backplane assembly facilities, and during the second quarter of 2007 we ceased production in one PCB fabrication facility in Dallas, Oregon. As of September 28, 2009, we operated a total of ten facilities, nine of which are located in the United States and one of which is located in Shanghai, China. In the second quarter of 2009 we ceased operations at our Redmond, Washington facility. In addition, in September 2009 we announced that we would cease operations at our Hayward, California and Los Angeles, California facilities.

For the nine months ended September 28, 2009, based on financial statements prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, we generated $432.5 million in net sales and $2.5 million in net income.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “TTMI.” We were originally incorporated in Washington in 1978 and reincorporated in Delaware in 2005. We maintain our executive offices at 2630 South Harbor Boulevard, Santa Ana, California 92704, and our main telephone number at that location is (714) 327-3000. We also maintain a website on the Internet at www.ttmtech.com. The information contained on our website does not constitute part of this proxy statement/prospectus.

Information Regarding Meadville and the PCB Subsidiaries (Page 111)

MTG is the owner of all of the outstanding capital stock of each of MTG Management (BVI) Limited, MTG PCB (BVI) Limited, MTG PCB No. 2 (BVI) Limited, and MTG Flex (BVI) Limited, and each of these entities is the owner of all or a substantial part of the equity interests of numerous subsidiaries engaged in PCB operations.

Meadville is one of the leading PCB manufacturers in the PRC by revenue, with a focus on producing high-end products. For the year ended December 31, 2008, Meadville was the third largest PCB manufacturer in the PRC by revenue derived from production in the PRC. Meadville’s products include double-sided and multi-layer PCBs, high density interconnect PCBs, or HDI PCBs, rigid-flex PCBs, integrated circuit substrates, which we refer to as IC substrates, circuit design, and quick turnaround (QTA) value-added services. In addition to having the ability to mass produce a wide range of PCB products, Meadville is able to provide a “one-stop shop” service to its customers, from PCB layout design to small volume quick-turn production of PCBs, including prototypes, to large volume mass production of PCBs.

Meadville’s main customers are multinational and PRC OEMs, EMS providers, and PCB traders, many of which are based in the PRC, Japan, South Korea, North America, and Europe. These customers use Meadville’s products for a variety of industry applications, including in communications equipment, computers and computer peripherals, cellular phones, high-end consumer electronics, automotive components, and medical and industrial equipment.

Meadville is headquartered in Hong Kong and currently operates a total of seven PCB plants and one drilling and routing plant in the PRC and in Hong Kong. Meadville’s registered and principal executive office is located at No. 4 Dai Shun Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong, and its main telephone number at that location is +852-2660-3100. Meadville also maintains a website on the Internet at www.meadvillegroup.com. The information contained on Meadville’s website does not constitute part of this proxy statement/prospectus.

In addition to its PCB operations, Meadville manufactures laminate and pre-impregnated composite fibers, or prepregs, which are raw materials used in the production of PCBs. However, the PCB Subsidiaries to be acquired pursuant to the stock purchase agreement do not engage in laminate or prepreg operations. On or about the date of the closing of the PCB Combination, Meadville intends to sell its laminate and prepreg operations to an affiliate of one of Meadville’s principal shareholders.

The PCB Combination (Page 53)

On November 16, 2009, we, together with our subsidiaries TTM Technologies International, Inc., or TTM International, and TTM Hong Kong Limited, or TTM Hong Kong, entered into the stock purchase agreement with Meadville and MTG, pursuant to which we agreed to acquire from MTG the issued and outstanding shares of capital stock of the PCB Subsidiaries owned by MTG. Following the closing of the proposed PCB Combination, the PCB Subsidiaries will become subsidiaries of TTM Hong Kong.

Under the terms of the stock purchase agreement, TTM Hong Kong will purchase from MTG all of the shares of capital stock of the PCB Subsidiaries owned by MTG in exchange for $114,034,328 in cash and the issuance to Meadville, as MTG’s designee, of 36,334,000 shares of our common stock, plus our assumption of the indebtedness of the PCB Subsidiaries. The stock purchase agreement does not provide for an adjustment in the number of shares of our common stock to be issued to Meadville in the PCB Combination in the event of a fluctuation in the trading price of our common stock or Meadville’s shares through the closing date of the PCB Combination. Following the PCB Combination, and subject to the fulfillment of certain conditions, Meadville intends to authorize and make a special dividend of the cash proceeds and our shares received in the PCB Combination to its shareholders or, to the extent a Meadville shareholder so elects, such TTM shares that such electing Meadville shareholder would otherwise have been entitled to receive shall be sold by Meadville and the net cash proceeds of sale thereof remitted to the electing Meadville shareholder. Approximately 46% of the shares of our common stock outstanding after completion of the PCB Combination (after taking into account the 36,334,000 shares of our common stock to be issued in the PCB Combination and based on the number of our shares outstanding on November 16, 2009, the date we executed the stock purchase agreement) will be held by Meadville or its shareholders (or their transferees) who receive our common stock from Meadville in Meadville’s special dividend of those shares.

Why You Are Receiving this Proxy Statement/Prospectus (Page 50)

Holders of TTM Common Stock

In order to complete the PCB Combination, at the special meeting of our stockholders to be held on [ • ], 2010, holders of our common stock must approve the issuance of 36,334,000 shares of our common stock to Meadville as partial consideration for the acquisition of the PCB Subsidiaries.

Meadville Shareholders

We are delivering this proxy statement/prospectus to Meadville’s shareholders as a prospectus of TTM. It is a prospectus because we will issue to Meadville shares of our common stock in connection with the PCB Combination, and Meadville’s shareholders (who do not elect to have Meadville sell such TTM shares on their behalf pursuant to a dealing facility described in this proxy statement/prospectus and in the Circular Meadville will provide to its shareholders) will ultimately receive the shares of our common stock by way of a special dividend from Meadville.

Recommendation of TTM’s Board of Directors (Page 63)

Based on the reasons for the PCB Combination described in this proxy statement/prospectus, our board of directors has unanimously recommended that holders of our common stock vote “for” the issuance of 36,334,000 shares of our common stock in connection with the PCB Combination.

What Meadville Shareholders will Receive in the PCB Combination (Page 65)

The stock purchase agreement provides for the payment by us to Meadville at the closing of the transaction of cash consideration of $114,034,328 and the issuance to Meadville of 36,334,000 shares of our common stock, as well as our assumption of the indebtedness of the PCB Subsidiaries. The shares of our common stock to be issued in the PCB Combination had an aggregate value of approximately $407.3 million based on the closing price of $11.21 per share of our common stock on the NASDAQ Global Select Market on November 13, 2009, the last full trading day of our common stock immediately prior to the date of announcement of execution of the stock purchase agreement. Shortly after the PCB Combination, Meadville will distribute to its shareholders by way of a special dividend the cash and shares of our common stock to be issued by us to Meadville in the PCB Combination or, to the extent a Meadville shareholder so elects, such TTM shares that such electing Meadville shareholder would otherwise have been entitled to receive shall be sold by Meadville and the net cash proceeds of sale thereof remitted to the electing Meadville shareholder. Meadville has informed us that fractional shares of our common stock will not be distributed to Meadville’s shareholders in the special dividend to be made by Meadville; instead, such fractional shares will be rounded down to the nearest whole number of shares of our common stock.

Principal Agreements (Page 71)

Stock Purchase Agreement

The stock purchase agreement, which was executed on November 16, 2009, sets forth the terms and conditions of the PCB Combination. Under the terms of the stock purchase agreement, TTM Hong Kong will purchase all of the shares of capital stock of the PCB Subsidiaries owned by MTG in exchange for $114,034,328 in cash and 36,334,000 shares of our common stock, plus our assumption of the indebtedness of the PCB Subsidiaries. The stock purchase agreement does not provide for an adjustment in the number of shares of our common stock to be issued to Meadville in the PCB Combination in the event of a fluctuation in the market value of our common stock or Meadville’s shares through the closing date. The stock purchase agreement contains numerous representations, warranties, and covenants of the parties pertaining to the PCB Combination. The representations and warranties made by the parties to the stock purchase agreement will not survive the closing of the PCB Combination. Completion of the PCB Combination is subject to the approval of our stockholders of the issuance of our common stock at a special meeting of our stockholders and the approval of Meadville’s shareholders at a separate meeting of its shareholders, as well as numerous other conditions to the closing set forth in the stock purchase agreement.

Shareholders Agreement

Under the terms of the stock purchase agreement and as a condition to consummating the proposed PCB Combination, we and Tang Hsiang Chien, who we refer to as Mr. Tang, as the principal shareholder of Meadville, and any affiliate of Mr. Tang who, from time to time, holds shares of our common stock, including on the closing date of the PCB Combination Su Sih (BVI) Limited (we collectively refer to Mr. Tang and Su Sih (BVI) Limited as the “Principal Shareholders”), together with two of Mr. Tang’s adult children and their respective affiliates who hold shares of our common stock from time to time (who we collectively refer to as the “Tang Siblings”), will enter into a shareholders agreement at the closing of the PCB Combination. The form of shareholders agreement we have committed to executing upon closing of the PCB Combination is included as Annex B to this proxy statement/prospectus.

The shareholders agreement will provide that the Principal Shareholders and Tang Siblings will not, without the approval of our board of directors, during the term of the shareholders agreement, increase their aggregate percentage beneficial ownership of our common stock above a predefined percentage of our then outstanding common stock, subject to certain exceptions, or acquire beneficial ownership of any of our capital stock other than common stock, subject to certain exceptions. The shareholders agreement also imposes restrictions on the Principal Shareholders and Tang Siblings’ voting of our stock owned by them or taking certain actions in their role as stockholders of our company. In certain circumstances, the Principal Shareholders and Tang Siblings will be required to bifurcate their voting with respect to our common stock owned by them on certain matters, such that a portion of the shares they own will be voted in proportion to the vote cast by our non-affiliate stockholders.

Under the shareholders agreement, the Principal Shareholders and Tang Siblings will be entitled to jointly designate one individual for nomination for election as a director of our company, so long as the Principal Shareholders’ and Tang Siblings’ ownership levels of our common stock exceed certain predefined percentage thresholds of our issued and outstanding common stock. With respect to each of the PCB Subsidiaries, for the period set forth in the shareholders agreement the Principal Shareholders and Tang Siblings will be entitled to nominate directors comprising a majority of the board of each of such companies. Our board of directors will have veto rights over various major actions of the PCB Subsidiaries.

The shareholders agreement will include certain restrictions on the transfer of our shares distributed to the Principal Shareholders and Tang Siblings in the PCB Combination, including, among other restrictions, a “lock-up” transfer restriction during the 18-month period following the closing of the PCB Combination.

The shareholders agreement will further impose certain non-solicitation and non-competition obligations on the Principal Shareholders and Tang Siblings.

Registration Rights Agreements

The stock purchase agreement requires us to execute an agreement pursuant to which the Principal Shareholders will have the right to require us to use reasonable efforts to file certain registration statements under the Securities Act of 1933, as amended, or the Securities Act, to effect the registration under the Securities Act of the resale of shares of our common stock received by the Principal Shareholders in connection with the PCB Combination. We refer to this agreement as the registration rights agreement in this proxy statement/prospectus.

Shortly after the closing date, we will also be required to file a registration statement to register all shares of our common stock to be sold in connection with a proposed “dealing facility” to be established by Meadville, under which the shareholders of Meadville may elect to receive cash proceeds from Meadville’s resale of the shares of our common stock that they would otherwise have been entitled to receive in Meadville’s special dividend in lieu of receiving such shares of our common stock in the special dividend. We refer to this agreement as the sell-down registration rights agreement in this proxy statement/prospectus.

Credit Agreement

Various PCB Subsidiaries have entered into a credit facility, which we refer to as the credit agreement, with several banks pursuant to which the banks, subject to the satisfaction of certain conditions to drawdown, will provide credit facilities in the total amount of approximately $582.5 million to certain of the PCB Subsidiaries. The credit agreement will be used for refinancing certain existing facilities due to the change of control of the PCB Subsidiaries resulting from the PCB Combination and as working capital for the PCB Subsidiaries.

Approval by Holders of TTM Common Stock (Page 50)

Approval of the issuance of shares of our common stock in connection with the PCB Combination requires the affirmative vote of holders of shares representing not less than a majority (greater than 50%) of the votes present in person or represented by proxy at the special meeting and entitled to vote thereon, provided that a quorum consisting of the holders of not less than a majority (greater than 50%) of the votes entitled to be cast by our stockholders is present at the special meeting in person or by proxy.

At the close of business on the Record Date, directors and executive officers of our company beneficially owned and were entitled to vote approximately [ • ]% of the [ • ] shares of our common stock outstanding on that date. Directors and executive officers of Meadville and their affiliates did not beneficially own any of our shares of common stock outstanding on that date.

Opinion of TTM’s Financial Advisor (Page 57)

At a meeting of our board of directors on November 15, 2009, UBS Securities LLC, which we refer to as UBS, rendered its oral opinion to our board of directors that, as of that date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid by us to Meadville in the PCB Combination was fair, from a financial point of view, to us. UBS confirmed its oral opinion by delivering to our board of directors a written opinion dated November 15, 2009. The full text of the written opinion of UBS is attached to this proxy statement/prospectus as Annex C and is incorporated in this proxy statement/prospectus by reference. The discussion under the section entitled “The PCB Combination — Opinion of TTM’s Financial Advisor,” together with UBS’ written opinion, set forth, among other things, the assumptions made, procedures followed, matters considered, and limitations on the review undertaken by UBS in connection with its opinion. Holders of our common stock should read this opinion and the aforementioned section carefully and in its entirety. The UBS opinion is directed to our board of directors and addresses only the fairness, from a financial point of view, of the consideration to be offered by us in the PCB Combination. The UBS opinion does not address the underlying decision by us to enter into the PCB Combination transaction and is not a recommendation as to how any holder of our common stock should vote with respect to the PCB Combination or any other matter.

Risk Factors (Page 19)

In deciding how to vote your shares of common stock (if you are a TTM stockholder) on the matters described in this proxy statement/prospectus, you should carefully consider the risks related to the PCB Combination, the combined company, and the combined company’s international operations and related exposures. The PCB Combination may not achieve the expected benefits because of, among other things, the risks and uncertainties discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information.” Such risks include, among other things, risks relating to the uncertainty that we and the PCB Subsidiaries will be able to integrate our businesses successfully, uncertainties as to whether the PCB Combination will achieve expected synergies, and uncertainties relating to the performance of the combined company following the PCB Combination.

Conditions to the PCB Combination (Page 63)

We and Meadville expect to complete the PCB Combination after all of the conditions to the PCB Combination in the stock purchase agreement are satisfied or waived, including after the receipt of approval of our stockholders of the issuance of our common stock at our special meeting of stockholders and of the approval of Meadville’s shareholders at the special meeting of its shareholders, and the receipt of all required regulatory approvals. We and Meadville currently expect to complete the PCB Combination during the [ • ] quarter of 2010. However, it is possible that factors outside of either our or Meadville’s control could cause the PCB Combination to be completed at a later time or not at all.

Each party’s obligation to complete the PCB Combination is subject to the satisfaction or waiver (to the extent waiver is permitted under the stock purchase agreement) of various conditions, including conditions relating to the following matters:

•	antitrust and other regulatory approvals;

•	completion of a review or investigation by the Committee on Foreign Investment in the United States, or CFIUS;

•	effectiveness of our registration statement relating to the shares of our common stock issuable in the PCB Combination;

•	receipt of requisite approvals by our stockholders and Meadville’s shareholders;

•	the absence of any suit, action, or proceeding by any government entity seeking to restrain or prohibit the consummation of the PCB Combination, and the absence of laws enjoining certain aspects of the PCB Combination;

•	Meadville’s separate sale of its laminate business;

•	execution and effectiveness of the credit agreement for the PCB Subsidiaries;

•	execution of two separate registration rights agreements;

•	the absence of certain change of control arrangements relating to Meadville, MTG, or us;

•	the accuracy of representations and warranties made by the parties in the stock purchase agreement;

•	compliance with various obligations under the stock purchase agreement;

•	the absence of certain material adverse events affecting the parties to the stock purchase agreement;

•	the execution and effectiveness of all agreements ancillary to the stock purchase agreement; and

•	the receipt by us and Meadville from each other of certificates representing that certain conditions to the PCB Combination have been satisfied or waived.

Termination of the Stock Purchase Agreement (Page 81)

The stock purchase agreement may be terminated at any time prior to closing of the PCB Combination by written agreement between Meadville and us, or by written notice from either Meadville or us upon the occurrence of any of the following:

•	if the conditions to the transaction have not been satisfied or waived on or before May 31, 2010 and the party requesting the termination has not willfully breached a covenant in the stock purchase agreement, provided that either party may extend the termination date to June 30, 2010 if certain of the conditions have not been satisfied or waived before May 31, 2010;

•	if any law has been enacted or enforced in a manner to prohibit the completion of the transaction, provided that such party has used its reasonable efforts to remove or have vacated such law;

•	with respect to each party, if the other party shall have failed to comply with any obligation or covenant in the stock purchase agreement or breached any representation or warranty, such breach or failure prevents completion of the transaction, and such breach or failure to comply is not capable of being remedied or, if capable of being remedied, is not remedied by the earlier of the date which is 30 days following the date of delivery of a written notice of such breach to the other party or the date of termination of the stock purchase agreement;

•	if an event having a material adverse effect as to a party has occurred and is not capable of being remedied or, if capable of being remedied, is not remedied by the earlier of the date which is 30 days following the date of delivery of a written notice of such breach to the other party or the date of termination of the stock purchase agreement; and

•	if the requisite approvals from the stockholders of our company and the shareholders of Meadville in respect of the PCB Combination have not been obtained.

Termination Fees and Expenses (Page 81)

Neither we nor Meadville are required to pay a termination fee to the other in the event the PCB Combination is not ultimately effected. Whether or not the PCB Combination is completed, all fees and expenses incurred in connection with the negotiation and execution of the stock purchase agreement, the PCB Combination, or the transactions related thereto will be paid by the party incurring such fees and expenses, except that all costs and expenses of Meadville and MTG will be borne by Meadville and MTG for an amount up to HK$40 million (approximately US$5.2 million using an exchange rate of HK$7.7502 to US$1.00, the exchange rate on November 13, 2009, the last full trading day for our shares prior to the announcement of the PCB Combination), with the remaining amount of such costs and expenses, if any, to be borne by the PCB Subsidiaries.

Interests of Certain Persons in the PCB Combination (Page 68)

Certain directors, executive officers, and significant shareholders of Meadville have interests in the PCB Combination that may be in addition to or different from those of other Meadville shareholders as described in more detail in this proxy statement/prospectus. These interests relate to equity securities held by such persons, indemnification of the Principal Shareholders’ and Tang Siblings’ joint director nominee and officers by us following the PCB Combination, the relationship of the Principal Shareholders’ director nominee with us, and certain transactions between the PCB Subsidiaries and affiliates of the Principal Shareholders.

Dealing Facility for Meadville Shareholders (Page 69)

In connection with the PCB Combination, holders of Meadville shares will be given an option to either receive shares of our common stock in the special dividend to be made by Meadville to its shareholders or, in lieu of receiving shares of our common stock, Meadville shareholders may instruct Meadville to sell the shares of our common stock that they would otherwise have been entitled to receive through a “dealing facility” established by Meadville and to have the net cash proceeds from the sale remitted to them. Meadville will prepare and deliver to Meadville’s shareholders an election form with the Circular provided by Meadville to its shareholders to allow such holders to make the election.

Material U.S. Federal Income Tax Consequences to TTM Stockholders (Page 66)

The issuance of shares of our common stock in connection with the PCB Combination will not be a taxable transaction to our stockholders for U.S. federal income tax purposes.

Anticipated Accounting Treatment of the PCB Combination (Page 68)

Our acquisition of the PCB Subsidiaries in the PCB Combination will be accounted for under the purchase method of accounting in accordance with U.S. GAAP. From the date of completion of the PCB Combination, our results of operations will include the PCB Subsidiaries’ operating results and the PCB Subsidiaries’ assets and liabilities, including identifiable intangible assets, and noncontrolling interest, at fair value with the excess purchase price allocated to goodwill.

Regulatory Matters (Page 66)

The PCB Combination is subject to the expiration or termination of the waiting period under the United States antitrust laws and the receipt of any consents or approvals required under applicable foreign competition laws. Further, effectiveness of the PCB Combination is conditioned upon either of the following: (i) CFIUS shall have provided notice to the effect that review or investigation of the purchase and the other transactions contemplated by the stock purchase agreement and the ancillary agreements has concluded, and that a determination has been made that there are no issues of national security of the United States sufficient to warrant further investigation; or (ii) the President of the United States shall not have taken action to block or prevent the consummation of the purchase and the other transactions contemplated by the stock purchase agreement and the ancillary agreements and the applicable period of time for the President of the United States to take such action shall have expired. The parties are also required to obtain various other regulatory approvals described in this proxy statement/prospectus.

We and Meadville have each agreed to use our reasonable best efforts to take all actions proper or advisable under the stock purchase agreement and applicable laws, rules, and regulations to complete the PCB Combination, as well as take other actions specified in the stock purchase agreement, as promptly as practicable.

Directors and Management of TTM and the PCB Subsidiaries Following Completion of the PCB Combination (Page 69)

Following completion of the PCB Combination, our Chief Executive Officer (currently Kenton K. Alder) will continue to serve as the Chief Executive Officer of our company. We and Meadville anticipate that the current management team of the PCB Subsidiaries will continue as the management team for the PCB Subsidiaries following the PCB Combination, subject to the oversight of our board of directors and senior management.

During the effective period of the shareholders agreement to be executed in connection with the PCB Combination, the Principal Shareholders and Tang Siblings will be entitled to jointly nominate one individual to our board of directors. We will be required to use reasonable efforts to cause the election of the Principal Shareholders’ and Tang Siblings’ joint nominee at each meeting of stockholders at which the class in which he or she sits comes up for election. The other members of our board of directors will remain the same.

With respect to each of the PCB Subsidiaries, the Principal Shareholders and Tang Siblings will be entitled to nominate directors comprising a majority of the board of each such company.

Appraisal Rights (Page 68)

Under Delaware law and our Certificate of Incorporation, holders of our common stock are not entitled to any rights to seek appraisal of their shares or to exercise any dissenter’s or preemptive rights in connection with the proposal to issue 36,334,000 shares of our common stock in connection with the PCB Combination.

Under Hong Kong law and Meadville’s Memorandum and Articles of Association, Meadville shareholders are not entitled to any rights to seek appraisal of their Meadville shares or to exercise any preemptive rights in connection with the PCB Combination.

Comparison of Stockholder Rights (Page 90)

We are incorporated in the state of Delaware, and the rights of our stockholders are governed by the Delaware General Corporation Law and by our Certificate of Incorporation and by our Second Amended and Restated Bylaws, which we refer to as our Bylaws. Meadville is organized under the laws of the Cayman Islands and the rights of Meadville shareholders are currently governed by the Cayman Islands law, rules and regulations of the Stock Exchange of Hong Kong, and Meadville’s Memorandum and Articles of Association. After the completion of the PCB Combination, shareholders of Meadville who receive shares of our common stock in the PCB Combination, following a special dividend of our shares by Meadville to its shareholders, will become stockholders of TTM and will become subject to our Certificate of Incorporation and Bylaws and the applicable provisions of Delaware law.

SUMMARY SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following tables present our and the PCB Business’ and, where noted, Meadville’s, summary selected historical consolidated financial data and summary unaudited pro forma condensed combined financial data.

Summary Selected Consolidated Financial Data of TTM

The following table sets forth our summary selected historical consolidated financial data, which should be read in conjunction with our consolidated financial statements and the notes thereto and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included as part of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Current Report on Form 8-K filed with the SEC on December 15, 2009, each of which is incorporated by reference into this proxy statement/prospectus. The financial data for each of the five years ended December 31, 2008 has been derived from our audited consolidated financial statements. The financial data as of and for the nine months ended September 28, 2009 and September 29, 2008 has been derived from our unaudited condensed consolidated financial statements included as part of our Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2009 incorporated by reference into this proxy statement/prospectus. In the opinion of our management, the unaudited information has been prepared on substantially the same basis as our consolidated financial statements incorporated by reference into this proxy statement/prospectus and includes all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the unaudited consolidated data for the nine months ended September 28, 2009 and September 29, 2008. The historical financial and operating information may not be indicative of our future performance.

						Nine Months Ended
	Years Ended December 31,					Sept. 28,	Sept. 29,
	2008(1)	2007	2006(2)	2005	2004	2009(3)	2008
						(Unaudited)
	(In millions, except per share data)

Consolidated Statement of Operations Data:
Net sales	$681.0	$669.5	$369.3	$240.2	$240.7	$432.5	$516.1
Operating (loss) income	(49.9)	63.6	55.0	26.4	41.2	11.8	59.0
Net (loss) income	(36.9)	34.7	35.0	30.8	28.3	2.5	32.3
Earnings (loss) per common share:
Basic	(0.86)	0.82	0.84	0.75	0.69	0.06	0.76
Diluted	(0.86)	0.81	0.83	0.74	0.68	0.06	0.75
Weighted average common shares:
Basic	42.7	42.2	41.7	41.2	40.8	43.0	42.6
Diluted	42.7	42.6	42.3	41.8	41.9	43.5	43.0

	As of December 31,					As of Sept. 28,
	2008	2007	2006	2005	2004	2009
						(Unaudited)
	(In millions)

Consolidated Balance Sheet Data:
Working capital	$280.4	$98.8	$127.4	$111.2	$82.6	319.1
Total assets	540.2	498.8	537.7	273.1	235.8	542.9
Convertible senior notes, net	134.9	—	—	—	—	138.6
Long-term debt, including current maturities	—	85.0	200.7	—	—	—
Stockholders’ equity	330.0	328.6	287.3	244.0	211.6	336.8

(1)	We recorded an impairment of goodwill and long-lived assets in 2008 as a result of our annual goodwill impairment test and the write-down of certain long-lived assets associated with specific plant facilities and assets held for sale.

(2)	Our results for the year ended December 31, 2006 include 65 days of activity of PCG, which we acquired on October 27, 2006.

(3)	We recorded impairment of long-lived assets and restructuring charges related to the closure of our Redmond, Washington, and Los Angeles and Hayward, California facilities.

Summary Selected Combined Financial Data of the PCB Business of Meadville

The following tables set forth summary selected historical condensed combined financial data of Meadville’s PCB business, which we refer to as the PCB Business, which should be read in conjunction with the combined financial statements of the PCB Business and the notes thereto and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the PCB Business of Meadville” included in this proxy statement/prospectus.

The selected balance sheet data as of December 31, 2006, 2007, and 2008 and as of September 30, 2009 and the selected income statement data for each of the years in the three-year period ended December 31, 2008 and for the nine months ended September 30, 2009 has been derived from the audited combined financial statements and related notes included in this proxy statement/prospectus, which are prepared on a carve-out basis. The selected income statement data for the nine months ended September 30, 2008 has been derived from unaudited combined financial statements and related notes included therein, which are prepared on a carve-out basis.

The selected balance sheet as of September 30, 2009 and operating data for the nine months ended September 30, 2008 and 2009 include, in the opinion of Meadville’s management, all adjustments considered necessary for a fair statement of such data. The results of operations for the nine months ended September 30, 2008 and 2009 are not necessarily indicative of results that may be expected for the entire year, nor is the information below necessarily indicative of the PCB Subsidiaries’ or Meadville’s future performance.

The PCB Business’ combined financial statements have been prepared in Hong Kong Dollars and in accordance with Hong Kong Financial Reporting Standards, which we refer to as HKFRS, which differ in certain significant respects from U.S. GAAP. For a description of the principal differences between HKFRS and U.S. GAAP as they relate to the PCB Business, and for a reconciliation of the PCB Business’ total equity and net income to U.S. GAAP, see Note 35 to the audited combined financial statements. Other U.S. GAAP data presented in the following tables has been derived from unaudited analyses prepared by Meadville from its accounting records.

				Nine Months Ended
	Years Ended December 31,			September 30,
	2008	2007	2006	2009	2008
					(Unaudited)
	(In millions of HK$)

(HKFRS)
Combined Statement of Operations Data:
Revenue	$5,212.4	$4,108.6	$2,838.8	$3,505.4	$3,930.2
Operating profit	668.5	492.9	416.2	302.2	570.8
Profits for the year/period	483.7	352.9	302.6	198.7	412.4
of which, attributable to shareholders in Meadville	376.1	246.1	239.8	127.3	336.3
of which, attributable to minority interests	107.6	106.8	62.8	71.4	76.1

				As of
	As of December 31,			September 30,
	2008	2007	2006	2009
	(In millions of HK$)

(HKFRS)
Combined Balance Sheet Data:
Current assets	$2,798.1	$2,609.1	$1,547.6	$2,428.4
Total assets	8,003.5	6,757.7	3,547.0	7,527.5
Current liabilities, excluding current portion of borrowings	2,318.0	1,865.0	1,343.1	1,373.7
Borrowings, including current portion	3,586.2	2,587.4	1,572.8	3,564.5
Equity attributable to shareholders	1,371.2	1,524.3	433.6	1,779.3
Total shareholders’ equity	1,776.6	1,860.1	631.1	2,313.9

			Nine Months Ended
	Years Ended December 31,		September 30,
	2008	2007	2009	2008
				(Unaudited)
	(In millions of HK$)

(U.S. GAAP)(1)
Combined Statement of Operations Data:
Revenue	$5,212.4	$4,108.6	$3,505.4	$3,930.2
Operating profit	662.4	493.3	314.7	573.9
Profits for the year/period	491.5	353.2	217.0	428.9

	As of		As of
	December 31,		September 30,
	2008	2007	2009
	(In millions of HK$)

(U.S. GAAP)(1)
Combined Balance Sheet Data:
Current assets	$2,798.1	$2,609.1	$2,428.4
Total assets	7,964.5	6,606.3	7,494.9
Current liabilities, excluding current portion of borrowings	2,318.0	1,865.0	1,373.7
Borrowings, including current portion	3,586.2	2,587,4	3,564.5
Equity attributable to shareholders	1,352.1	1,519.4	1,768.5
Total shareholders’ equity	1,903.6	1,988.8	2,457.0

(1)	For further details, see Note 35 in the audited combined financial statements of the PCB Business.

Summary Selected Unaudited Pro Forma Condensed Combined Financial Data

The following table sets forth selected information about the pro forma financial condition and results of operations, including per share data, of TTM after giving effect to the completion of the PCB Combination. The table sets forth selected unaudited pro forma condensed combined statements of operations for the nine months ended September 28, 2009 and the fiscal year ended December 31, 2008, as if the PCB Combination had been completed on January 1, 2008, and the selected unaudited pro forma condensed combined balance sheet data as of September 28, 2009, as if the PCB Combination had been completed on that date. The information presented below was derived from our consolidated historical financial statements and the combined financial statements of the PCB Business, and should be read in conjunction with these financial statements and the notes thereto, included or incorporated by reference elsewhere in this proxy statement/prospectus and the other unaudited pro forma financial data, including related notes, included elsewhere in this proxy statement/prospectus.

We use a 13-week fiscal quarter accounting period with the first quarter ending on the Monday closest to April 1 and the fourth quarter always ending on December 31. The PCB Business uses a calendar quarter accounting period. For the nine month accounting period, our accounting period ended on September 28, 2009 while the PCB Business’ ended on September 30, 2009. No pro forma adjustments were made to reconcile the accounting periods as our management believes that the two-day difference is immaterial to the presentation of financial condition and operating results of the combined company.

The unaudited pro forma financial data is based on estimates and assumptions that are preliminary and does not purport to represent the financial position or results of operations that would actually have occurred had the PCB Combination been completed as of the dates or at the beginning of the periods presented or what the combined company’s results will be for any future date or any future period. See also the sections entitled “Cautionary Statement Regarding Forward-Looking Information” and “Risk Factors.” For purposes of the unaudited pro forma condensed combined financial data, the PCB Business’ financial data has been translated from HK$ into U.S. Dollars and is presented in accordance with U.S. GAAP. The unaudited pro forma condensed combined financial data is unaudited and is presented for informational purposes only.

	Nine Months
	Ended	Year Ended
	September 28,	December 31,
	2009	2008
	(In millions, except per share data)

Statements of Operations Data:
Net sales	$884.7	$1,350.4
Operating income	64.1	27.4
Net income	36.7	34.6
Net income attributable to noncontrolling interests	7.6	12.8
Net income attributable to stockholders	29.1	21.8
Net income per common share attributable to stockholders:
Basic	$0.37	$0.28

Diluted	$0.36	$0.28

September 28,
2009
(In millions)

Balance Sheet Data:
Current assets	$566.5
Total assets	1,695.6
Current liabilities	309.1
Long-term liabilities	555.2
Stockholders’ equity	831.3

Exchange Rate Information

The following table shows, for the periods indicated, information concerning the exchange rate between the Hong Kong Dollar and the U.S. Dollar. The exchange rates for 2004 through 2008 were noon buying rates from the Federal Reserve Bank of New York. The exchange rates for 2009 were from Bloomberg BGN rates, as Federal Reserve Bank of New York rates are not available. The monthly periods are based on calendar months. The interim and annual periods are based on a fiscal calendar. This information is provided solely for your information, and neither we nor Meadville represent that Hong Kong Dollars could be converted into U.S. Dollars at these rates or at any other rate. These rates are not the rates used by Meadville or the PCB Subsidiaries in the preparation of the combined financial data of the PCB Subsidiaries included in this proxy statement/prospectus. On October 29, 2009, the last full trading day for Meadville shares prior to the announcement of the PCB Combination, the exchange rate was HK$7.7503 to US$1.00. On November 13, 2009, the last full trading day for our common stock prior to the announcement of the PCB Combination, the exchange rate was HK$7.7502 to US$1.00. On [ • ], 2010, the last practicable date before the date of this proxy statement/prospectus, the exchange rate was HK$[ • ] to US$1.00.

	Period-End	Average
	Rate(1)	Rate(2)	High	Low

Recent Monthly Data
November 2009	7.7501	7.7501	7.7503	7.7500
October 2009	7.7502	7.7501	7.7503	7.7500
September 2009	7.7500	7.7504	7.7512	7.7500
August 2009	7.7507	7.7507	7.7517	7.7500
July 2009	7.7500	7.7501	7.7506	7.7500
June 2009	7.7501	7.7507	7.7522	7.7500
May 2009	7.7522	7.7513	7.7535	7.7500
April 2009	7.7501	7.7501	7.7504	7.7500
March 2009	7.7503	7.7531	7.7592	7.7500
February 2009	7.7552	7.7536	7.7557	7.7518
January 2009	7.7545	7.7562	7.7600	7.7502
December 2008	7.7499	7.7504	7.7522	7.7497

Interim Period Data
Three months ended September 28, 2009	7.7502	7.7504	7.7517	7.7500
Three months ended September 29, 2008	7.7629	7.7982	7.8142	7.7582
Six months ended September 28, 2009	7.7502	7.7506	7.7535	7.7500
Six months ended September 29, 2008	7.7629	7.7986	7.8159	7.7582
Nine months ended September 28, 2009	7.7502	7.7518	7.7600	7.7500
Nine months ended September 29, 2008	7.7629	7.7971	7.8159	7.7582

Annual Data (Year ended December 31,)
2008	7.7499	7.7862	7.8159	7.7497
2007	7.7984	7.8019	7.8289	7.7497
2006	7.7771	7.7681	7.7928	7.7506
2005	7.7533	7.7775	7.7999	7.7514
2004	7.7723	7.7891	7.8010	7.7632

(1)	The period-end rate was the exchange rate on the last business day of the applicable period.

(2)	The average rates for the monthly, interim, and annual periods were calculated by taking the simple average of daily rates in the period.

Comparative Historical and Pro Forma Per Share Data

The following table presents

•	our audited basic and diluted earnings per share and unaudited cash dividends per share for the year ended December 31, 2008, unaudited basic and diluted earnings and cash dividends per share for the nine months ended September 28, 2009, and unaudited net book value per share as of December 31, 2008 and September 28, 2009 on a historical basis; and

•	unaudited basic and diluted earnings per share data for the year ended December 31, 2008, unaudited basic and diluted earnings per share and cash dividends for the nine months ended September 28, 2009, and unaudited net book value per share as of September 28, 2009 of the combined company on a pro forma basis.

The per share data for the combined company on a pro forma basis presented below is not necessarily indicative of the financial condition of the combined company had the PCB Combination been completed on September 28, 2009 and the operating results that would have been achieved by the combined company had the PCB Combination been completed as of the beginning of the period presented, and should not be construed as representative of the combined company’s future financial condition or operating results. The per share data for the combined company on a pro forma basis presented below has been derived from the unaudited pro forma condensed combined financial data of the combined company included in this proxy statement/prospectus. The balance sheet of the PCB Business as of September 30, 2009 has been translated using a HK$ / US$ exchange rate of HK$7.7500 to US$1.00. The statements of income of Meadville for the year ended December 31, 2008 and the nine months ended September 30, 2009 have been translated using an average HK$ / US$ exchange rate of HK$7.7862 to US$1.00 and HK$7.7518 to US$1.00, respectively.

The information is only a summary and should be read in conjunction with our and the PCB Business’ selected historical financial data, our and the PCB Business’ unaudited pro forma condensed combined financial data, and our and the PCB Business’ separate historical financial statements and related notes included in, or incorporated by reference into, this proxy statement/prospectus.

TTM Historical

	As of and for the
	Year Ended	Nine Months Ended
	December 31, 2008	September 28, 2009

(U.S. GAAP)
Basic earnings (loss) per share	$(0.86)	$0.06
Diluted earnings (loss) per share	$(0.86)	$0.06
Cash dividends per share	—	—
Net book value per share	$7.71	$7.80

Combined Company Pro Forma

	As of and for the
	Year Ended	Nine Months Ended
	December 31, 2008	September 28, 2009

(U.S. GAAP)
Basic earnings per share	$0.28	$0.37
Diluted earnings per share	$0.28	$0.36
Cash dividends per share	—	—
Net book value per share		$10.16

Stock Price Information

The following table shows, as of (a) October 29, 2009, the last full trading day of Meadville’s shares before suspension of trading in Meadville’s shares prior to announcement of the PCB Combination; (b) November 13, 2009, the last full trading day of our shares of common stock before announcement of the PCB Combination; and (c) [ • ], 2010, the last practicable day before the date of this proxy statement/prospectus, the closing price per share of our common stock on the NASDAQ Global Select Market and the closing price per Meadville share on the Stock Exchange of Hong Kong. The table assumes an exchange rate of HK$7.7503 to US$1.00 on October 29, 2009 and HK$[ • ] to US$1.00 on [ • ], 2010.

	TTM Common Stock	Meadville Shares
	(US$)	(US$)

October 29, 2009	$10.79	$0.36
November 13, 2009	$11.21	No trading
[ • ], 2010	$ [ • ]	$ [ • ]

RISK FACTORS

Our stockholders should carefully consider the following factors in evaluating whether to approve the issuance of our common stock in connection with the PCB Combination, and Meadville’s shareholders should consider the following factors in connection with their potential receipt of shares of our common stock in the PCB Combination from the special dividend by Meadville. These factors should be considered in conjunction with the other information included or incorporated by reference in this proxy statement/prospectus. Additional risks and uncertainties not presently known to us, or that are not currently believed to be important to you, also may adversely affect the PCB Combination and us following the PCB Combination.

Risks Related to the PCB Combination

Failure to complete the proposed PCB Combination could adversely affect our and Meadville’s future business and operations.

The proposed PCB Combination is subject to the satisfaction of various closing conditions, including the approval by both our and Meadville’s shareholders and other conditions described in the stock purchase agreement that are outside the control of us and Meadville. Our and Meadville’s respective obligations to complete the PCB Combination are also subject to the other conditions listed under “The PCB Combination — Conditions to Completion of the PCB Combination.” We cannot assure you that these conditions will be satisfied or that the PCB Combination will be successfully completed. In the event that the PCB Combination is not completed:

•	we and Meadville would not realize the potential benefits of the PCB Combination, including the potentially enhanced financial and competitive position of the combined company;

•	our and Meadville’s management’s attention from day-to-day business may be diverted, we and Meadville may lose key employees, and our and Meadville’s relationships with our respective customers and partners may be disrupted as a result of uncertainties with regard to our and Meadville’s business and prospects; and

•	we and Meadville will each incur and must pay significant costs and expenses related to the PCB Combination, such as legal, accounting, and advisory fees.

Any such events could adversely affect our and Meadville’s business and operating results.

Our and Meadville’s business could suffer due to the announcement, pendency, and consummation of the proposed PCB Combination.

The announcement, pendency, and consummation of the PCB Combination may have a negative impact on our, Meadville’s, and the combined company’s ability to sell their respective products and services, attract and retain key management, technical, sales, or other personnel, maintain and attract new customers, and maintain strategic relationships with third parties. For example, we and Meadville, and following consummation of the PCB Combination the combined company, may experience the deferral, cancellation, or a decline in the size or rate of orders for products or services or a deterioration in customer relationships. Any such events could harm our and Meadville’s, and following the PCB Combination the combined company’s, operating results and financial condition.

The price of our common stock may fluctuate, and the purchase price payable in the PCB Combination will not be adjusted for any changes in the price of our common stock or Meadville’s shares.

A portion of the consideration payable in connection with the PCB Combination would be paid through the issuance to Meadville, as MTG’s designee, of 36,334,000 shares of our common stock, and we will deliver to Meadville cash in the amount of $114,034,328. Under the stock purchase agreement, other than as a result of reclassifications, stock splits, stock dividends, and similar changes effected by us, neither the number of shares of our common stock to be issued nor the amount of cash to be delivered will be adjusted even if the market price of our common stock or Meadville’s shares fluctuates between the date of the stock purchase agreement and the closing date of the PCB Combination. The market price of our common stock and Meadville’s shares at the closing of the

PCB Combination will likely vary from the market price at the date of this proxy statement/prospectus and at the date of our stockholders’ meeting and the Meadville shareholders’ meeting. The stock purchase and special dividend of our common stock and cash to Meadville’s shareholders may not be completed until a significant period of time has passed after the special meetings. Stock price changes may result from a variety of factors that are beyond the control of us or Meadville, including:

•	market reaction to the announcement and pendency of the PCB Combination and market assessment of the merits and risks of the PCB Combination and the likelihood of the PCB Combination being consummated;

•	changes in the respective businesses, operations, or prospects of our or Meadville’s PCB business;

•	governmental or litigation developments or regulatory considerations affecting us or the electronics industry;

•	general business, market, industry, or economic conditions;

•	the worldwide supply/demand balance for products in the PCB and electronics industry; and

•	other factors beyond the control of us or Meadville, including those described elsewhere in this “Risk Factors” section.

Neither party is permitted to “walk away” from the PCB Combination or re-solicit the vote of its shareholders solely because of changes in the market price, and therefore value, of our common stock or Meadville’s shares through the closing date of the PCB Combination. Any reduction in our stock price would result in Meadville shareholders receiving less value in the PCB Combination. Conversely, any increase in our stock price would potentially result in Meadville, and ultimately Meadville shareholders, receiving greater value in the PCB Combination. The specific dollar value per share of our common stock that Meadville, and ultimately Meadville shareholders, would receive upon completion of the PCB Combination will depend on, among other things, the market value of our common stock at that time and at the time of Meadville’s special dividend of our shares to Meadville’s shareholders, and other factors discussed in this proxy statement/prospectus. Our and Meadville’s shareholders will not know the exact value of our common stock to be issued in the PCB Combination at the time of the special meetings of their respective shareholders.

The PCB Combination could be a taxable transaction for Meadville shareholders.

Meadville shareholders who are subject to U.S. or foreign income taxes are urged to consult their own tax advisors concerning the consequences of the PCB Combination.

We may not realize the operating and financial benefits we expect from the PCB Combination.

The post-acquisition integration of our company and the PCB Subsidiaries would be complex, time-consuming, and expensive, and may disrupt the day-to-day management and operation of our respective businesses. After the PCB Combination, the combined company would need to overcome significant challenges in order to realize any benefits or synergies from the PCB Combination. These challenges include the timely, efficient, and successful completion of a number of post-acquisition events, including the following:

•	integrating the operations and technologies of the companies;

•	implementing of disclosure controls, internal controls, and financial reporting systems to comply with the requirements of U.S. GAAP and U.S. securities laws and regulations required as a result of integration of the PCB Subsidiaries as part of a consolidated reporting company under the Exchange Act;

•	retaining and assimilating the key personnel of each company;

•	resolving possible inconsistencies in operating and product standards, internal controls, procedures and policies, business cultures, corporate governance and reporting practices, and compensation methodologies between the companies;

•	retaining existing vendors and customers of the companies and attracting additional customers;

•	retaining strategic partners of each company and attracting new strategic partners; and

•	creating uniform business standards, procedures, policies, and information systems.

The execution of these post-acquisition integration events would involve considerable risks and may not be successfully implemented, or if implemented, on a timely basis. These risks include the following:

•	potential disruption of ongoing business operations and distraction of the management of the combined company;

•	potential strain on financial and managerial controls and reporting systems and procedures of the combined company;

•	unanticipated expenses and potential delays related to integration of the operations, technology, and other resources of the companies;

•	potential impairment of relationships with employees, suppliers, and customers as a result of the inclusion and integration of management personnel;

•	greater than anticipated costs and expenses related to the PCB Combination or the integration of the respective businesses of us and the PCB Subsidiaries following the PCB Combination;

•	the difficulty of complying with government-imposed regulations in both the U.S. and the PRC, which may in many ways be materially different from one another; and

•	potential unknown liabilities associated with the PCB Combination and the combined operations.

The combined company may not succeed in mitigating these risks or any other problems encountered in connection with the PCB Combination. The inability to successfully integrate the operations, technology, and personnel of our company and the PCB Subsidiaries, or any significant delay in achieving integration of the companies, could have a material adverse effect on the combined company after the PCB Combination and, as a result, on the market price of our common stock following the PCB Combination.

As a result of the PCB Combination, we and the PCB Subsidiaries as a combined company would be a substantially larger and broader organization, with a greater geographic diversity relative to our and Meadville’s current operations, and if management is unable to sufficiently manage the combined company, operating and financial results would suffer.

As a result of the PCB Combination, the combined company would have significantly more employees, greater geographic diversity, and customers in multiple distribution channels. The combined company would face challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate policies, benefits, reporting, management, and compliance programs and systems. The inability to manage successfully the substantially larger and internationally diverse organization, or any significant delay in achieving successful management of the organization, could have a material adverse effect on the combined company and, as a result, on the market price of our common stock.

The combined company would need to invest in its operations to integrate us and the PCB Subsidiaries and to maintain and grow the combined business, and may need additional funds to do so.

The combined company would depend on the availability of adequate capital to maintain and develop its business. We believe that the combined company can meet its capital requirements from internally generated funds, cash in hand, and available borrowings. If the combined company is unable to fund its capital requirements as currently planned, however, it would have a material adverse effect on the combined company’s business, financial condition, and operating results. If the combined company does not achieve our expected operating results, the combined company would need to reallocate its sources and uses of operating cash flows. This may include borrowing additional funds to service debt payments, which may impair the ability of the combined company to make investments in the business or to integrate us and the PCB Subsidiaries. There is no assurance that the combined company would be able to borrow any such additional funds when needed on commercially acceptable terms or at all.

Should the combined company need to raise funds through incurring additional debt, the combined company may become subject to covenants even more restrictive than those contained in our or the PCB Subsidiaries’ current debt instruments. Furthermore, if we issue additional equity, our equity holders would suffer dilution. There can be no assurance that additional capital would be available on a timely basis, on favorable terms, or at all.

The PCB Combination could cause us or the PCB Subsidiaries to lose key personnel, which could materially affect the combined company’s business and require the combined company to incur substantial costs to recruit replacements for lost personnel.

As a result of the PCB Combination, our current and prospective employees and the PCB Subsidiaries’ employees could experience uncertainty about their future roles within the combined company. This uncertainty may adversely affect their ability or willingness to continue with the combined company, and the ability of the combined company to attract and retain key management, sales, marketing, and technical personnel. Any failure to retain and attract key personnel could have a material adverse effect on our and the PCB Subsidiaries’ current business and the business of the combined company after the completion of the PCB Combination.

General uncertainty related to the PCB Combination could harm us and Meadville.

In response to the announcement and pendency of the proposed PCB Combination, customers may delay or defer purchasing decisions. If this were to occur, our and Meadville’s cash flows and revenue, respectively, and the revenues of the combined company, could decline materially or any anticipated increases in revenue could be lower than expected. Also, speculation regarding the likelihood of the closing of the PCB Combination could increase the volatility of our and Meadville’s share price.

Some of our and Meadville’s and the PCB Subsidiaries’ officers and directors have conflicts of interest that may influence them to support or approve the issuance of shares in connection with the PCB Combination.

Certain officers and directors of us, Meadville, and the PCB Subsidiaries participate in arrangements that provide them with material interests in the PCB Combination that are different from and in addition to those of our stockholders and Meadville’s shareholders, including, among others, employment agreements and compensation arrangements for key officers, indemnification arrangements, and, with respect to the Principal Shareholders and Tang Siblings, the ability to nominate a member of our board of directors. These interests, among others, may influence our directors and officers and the directors and officers of Meadville and the PCB Subsidiaries to support or approve the PCB Combination. For a more detailed discussion, see the section entitled “The PCB Combination — Interests of Certain Meadville Directors, Officers, and Affiliates in the PCB Combination” in this proxy statement/prospectus.

Regulatory authorities may delay or impose conditions on approval of the PCB Combination, which may diminish the anticipated benefits of the PCB Combination.

The completion of the PCB Combination requires the receipt of various approvals from governmental authorities, both in the U.S. and in the PRC, including certain antitrust approvals and completion of a review by CFIUS, the U.S. Defense Security Service, and the U.S. State Department. The antitrust and other regulatory approvals may take substantial time, and there can be no assurance that such approvals can be obtained. Failure to obtain these approvals in a timely manner may delay the completion of the PCB Combination, possibly for a significant period of time, or prevent the completion of the PCB Combination altogether. In addition, regulatory authorities may attempt to condition their approval of the PCB Combination on the imposition of conditions that could restrict the day-to-day operations of the combined company, including requiring the discontinuance of certain lines of business, that may have a material adverse effect on the combined company’s operating results or the value of our common stock after the PCB Combination is completed. Any delay in the completion of the PCB Combination or conditions on effecting the PCB Combination may diminish anticipated benefits or may result in additional transaction costs, loss of revenue, or other effects associated with uncertainty about the completion or terms of the PCB Combination.

Both we and the PCB Subsidiaries, and ultimately the PCB Combination, may be subject to adverse regulatory requirements and conditions.

A condition to completing the PCB Combination is the termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the Hart-Scott-Rodino Act. We and Meadville have made the required filings with the U.S. Department of Justice and the U.S. Federal Trade Commission and the applicable waiting period has not yet expired. However, even after the expiration or termination of the waiting period of the Hart-Scott-Rodino Act, the Department of Justice or the Federal Trade Commission, as well as a foreign regulatory agency or government, state, or private persons, may challenge the PCB Combination at any time before or after its completion. We and Meadville cannot assure you that the Department of Justice or Federal Trade Commission or third parties would not try to prevent the PCB Combination or seek to impose restrictions or conditions on us or the PCB Subsidiaries as a condition of not challenging the PCB Combination. The PCB Combination is also subject to approval by CFIUS, and is conditioned upon the receipt of antitrust approvals from the applicable governmental authorities of the PRC. Such approvals may take a substantial amount of time to obtain and there can be no assurance that such approvals can be obtained in a timely manner or at all. Depending on the nature of any restrictions or conditions, these restrictions or conditions may jeopardize or delay completion of the PCB Combination or lessen the anticipated benefits of the PCB Combination.

The U.S. Department of Justice, the SEC, and other governmental authorities have a broad range of civil and criminal sanction authority available to them under the U.S. Foreign Corrupt Practices Act, referred to as the FCPA, and other laws, which they may seek to impose in appropriate circumstances. Recent civil and criminal settlements with a number of public corporations and individuals have included multi-million dollar fines, disgorgement, injunctive relief, guilty pleas, deferred prosecution agreements, and other sanctions, including requirements that corporations retain a monitor to oversee compliance with the FCPA. The combined company may incur significant expenses in instituting controls related to compliance with the FCPA.

Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of our common stock following the PCB Combination.

If the anticipated benefits of the PCB Combination are not achieved, our financial results, including our earnings, could be adversely affected. In accordance with U.S. GAAP, we would account for the PCB Combination using the purchase method of accounting. For accounting purposes, we would be considered the acquiring company. As a result, we would allocate the total purchase price to the PCB Subsidiaries’ net tangible assets, identifiable intangible assets, liabilities assumed, and noncontrolling interests based on their fair values as of the date of completion of the PCB Combination, and record the excess of the purchase price over those fair values as goodwill. The combined company would incur additional amortization expense over the estimated useful lives of certain of the intangible assets acquired in connection with the PCB Combination. In addition, to the extent the value of goodwill or intangible assets with indefinite lives becomes impaired, we may be required to incur material charges relating to the impairment of those assets.

In addition, from the date of the completion of the PCB Combination, our results of operations would include the operating results of the PCB Subsidiaries, presented in accordance with U.S. GAAP. Certain of the PCB Business’ historical combined financial statements included in this proxy statement/prospectus have been prepared in accordance with HKFRS and reconciled to U.S. GAAP, which differ in certain material respects from U.S. GAAP. Accordingly, the U.S. GAAP presentation of the PCB Business’ results of operations may not be comparable to its historical financial statements.

Changes to current accounting principles could have a significant effect on the combined company’s reported financial results or the way in which it conducts its business.

We prepare our financial statements in conformity with U.S. GAAP, which are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the SEC, and various other authorities formed to interpret, recommend, and announce appropriate accounting principles, policies, and practices. A change in these principles could have a significant effect on our reported financial results and may even retroactively affect the accounting for previously reported transactions. Our accounting policies that recently have been or may in the future be affected by changes in the accounting principles are as follows:

•	stock-based compensation;

•	accounting for uncertain tax positions;

•	accounting for goodwill and other intangible assets; and

•	accounting issues related to certain features of contingently convertible debt instruments and their effect on diluted earnings per share.

Changes in these or other rules may have a significant adverse effect on our reported financial results or in the way in which we conduct our business. See the discussion in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2009, which we have incorporated by reference into this proxy statement/prospectus, under “Critical Accounting Policies and Estimates” and the Notes to Condensed Consolidated Financial Statements included therein, for additional information about our critical accounting policies and estimates and associated risks.

We and the PCB Subsidiaries have limited protection of our respective proprietary rights, and we may be involved in disputes relating to intellectual property.

We and the PCB Subsidiaries rely on a combination of copyright, patent, trademark and trade secret laws, confidentiality procedures, contractual provisions, and other measures to protect our respective proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented, or challenged, and others may develop technologies or processes that are similar or superior to our or the PCB Subsidiaries’ technology. We and the PCB Subsidiaries, and ultimately the combined company, may not have the controls and procedures in place that are needed to adequately protect proprietary information. Despite our and the PCB Subsidiaries’ efforts to protect our respective proprietary rights, unauthorized parties may attempt to copy our or the combined company’s products or obtain or use information that we regard as proprietary, which could adversely impact revenues and the financial condition of the combined company.

Furthermore, there is a risk that we or the PCB Subsidiaries may infringe on the intellectual property rights of others. As in the case with many other companies in the PCB industry, we and the PCB Subsidiaries from time to time receive communications from third parties asserting patent rights to our respective products and enter into discussions with such third parties. Irrespective of the validity or the successful assertion of such claims, we and the PCB Subsidiaries could incur costs in either defending or settling any intellectual property disputes alleging infringement. In addition, our customers and the customers of the PCB Subsidiaries typically require us and the PCB Subsidiaries, respectively, to indemnify them against claims of intellectual property infringement. If any claims are brought against the customers for such infringement, whether or not these have merit, we and the PCB Subsidiaries could be required to expend significant resources in defending such claims. In the event we or the PCB Subsidiaries are subject to any infringement claims, we or the PCB Subsidiaries may be required to spend a significant amount of money to develop non-infringing alternatives or obtain licenses. We and the PCB Subsidiaries, and ultimately the combined company, may not be successful in developing such alternatives or in obtaining such licenses on reasonable terms or at all, which could disrupt the production processes, damage the reputation, and affect the revenues and financial condition of the combined company.

We and Meadville will not have recourse for breaches of representations and warranties by the other.

The stock purchase agreement under which the PCB Combination would be effected provides that the representations and warranties made by us and our affiliates, Meadville, and MTG will not survive the effectiveness of the PCB Combination. Accordingly, the stock purchase agreement does not contain provisions for indemnification by any party for the breach or inaccuracy of any representation or warranty set forth in the stock purchase agreement. As a result, if the PCB Combination is effected, we and our affiliates on the one hand, and Meadville and MTG, on the other hand, would thereafter not have remedies under the stock purchase agreement for the breach of any representation or warranty made by the other.

We incur a variety of costs as a result of being a public company, and those costs may increase as a result of the PCB Combination.

As a U.S. public company registered with the SEC under the Exchange Act, we incur significant legal, accounting, and other expenses. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, frequently require changes in corporate governance policies and practices of companies registered with the SEC under the Exchange Act. These rules and regulations increase legal and financial compliance costs and make some activities more time-consuming and costly. In addition, we incur additional costs associated with our Exchange Act public company reporting requirements. These rules and regulations also may make it more difficult and more expensive for us to obtain and pay for, at commercially reasonable rates, director and officer liability insurance, and the combined company may be required to accept reduced policy limits and reduced scope of coverage or incur substantially higher costs to obtain the same or similar levels of coverage. As a result, it may be more difficult for the combined company to attract and retain qualified persons to serve on its board of directors or as executive officers. As a result, implementation of disclosure controls, internal controls, and financial reporting systems complying with the requirements of U.S. GAAP and U.S. securities laws and regulations required as a result of our continued status as a reporting company under the Exchange Act following effectiveness of the PCB Combination may be more difficult and costly than anticipated.

We expect to incur significant costs as a result of the integration of our operations with the PCB Subsidiaries.

There are inconsistencies in standards, controls, procedures and policies, business cultures, and compensation structures between us and the PCB Subsidiaries. The integration of our operations and the operations of the PCB subsidiaries and reconciling the inconsistencies in the standards, controls, procedures and policies, business cultures, and compensation structures between us and the PCB Subsidiaries may result in additional costs for the combined company. There are no assurances that such inconsistencies can be reconciled seamlessly or at all. The failure to reconcile such inconsistencies may lessen the anticipated benefits of the PCB Combination.

Meadville shareholders receiving our common stock in the PCB Combination would become stockholders in a Delaware corporation, which would change the rights and privileges of such shareholders in comparison to the rights and privileges of a shareholder in a Cayman Islands company.

We are governed by the laws of the United States and the corporate and other laws of the state of Delaware and by our Certificate of Incorporation and Bylaws. The Delaware General Corporation Law extends to stockholders certain rights and privileges that may not exist at all or that may be materially different under Cayman Islands law and, conversely, does not extend certain rights and privileges that a Meadville shareholder may have as a shareholder of a company governed by Cayman Islands law. See the section entitled “Comparison of Meadville Shareholder and TTM Stockholder Rights” in this proxy statement/prospectus. We have adopted certain provisions that have the effect of discouraging a third party from acquiring control of our company. These provisions may also have the effect of discouraging or preventing certain types of transactions involving an actual or a threatened change in control of our company, including unsolicited takeover attempts, even though such a transaction may offer our stockholders the opportunity to sell their shares of our common stock at a price above the prevailing market price.

Following the effectiveness of the PCB Combination, the current principal owners of Meadville are expected to own a substantial percentage of our common stock.

Following the effectiveness of the PCB Combination, approximately 46% of our common stock outstanding after giving effect to the PCB Combination (based on the number of shares of our common stock outstanding on November 16, 2009, the date we executed and announced the stock purchase agreement) would be owned by Meadville and, following the special dividend of our common stock by Meadville to its shareholders (or sale thereof on behalf of such shareholders electing to sell such TTM shares to which they would otherwise have been entitled), by Meadville’s shareholders or their transferees, and an estimated 33% to 39% of our common stock would be owned by the Principal Shareholders. The Principal Shareholders and the Tang Siblings will be entitled to jointly nominate one individual to our board of directors and a majority of the members of the board of directors of the PCB Subsidiaries. The Principal Shareholders, subject to the restrictions set forth in the shareholders agreement and any mitigation agreement(s) that we may be required to enter into with agencies of the U.S. government, will have influence over our management, operations, and potential significant corporate actions. The interests of the Principal Shareholders could conflict with the interests of our other stockholders and there can be no assurance that the Principal Shareholders would not take actions that favor their interests and not the interests of our other stockholders. See the sections entitled “The Stock Purchase Agreement and Related Arrangements — The Shareholders Agreement” and “The PCB Combination — Regulatory Approvals Required for the PCB Combination.”

Current holders of our common stock would suffer substantial dilution if the PCB Combination is effected.

The PCB Combination would dilute the ownership position of our current stockholders. If the PCB Combination is effected, we would issue 36,334,000 shares of our common stock in connection with the PCB Combination, representing approximately 46% of our outstanding common stock after giving effect to the PCB Combination (based on the number of shares of our common stock outstanding on November 16, 2009, the date we executed and announced the stock purchase agreement). Consequently, following the PCB Combination our current stockholders, as a general matter, would have less influence over the management and policies of our company than they currently exercise over the management and policies of our company.

The date that Meadville shareholders would receive the special dividend of our common stock from Meadville is uncertain.

The completion of the PCB Combination is subject to the shareholder and governmental approvals described in this proxy statement/prospectus and the satisfaction or waiver of certain other conditions. While we currently expect to complete the PCB Combination during the [ • ] quarter of 2010, such date could be later than expected due to delays in receiving such approvals or satisfying other closing conditions. After the closing of the PCB Combination, the special dividend of the TTM shares, together with certain cash, by Meadville to the Meadville shareholders is subject to Meadville withdrawing the listing of its shares on the Stock Exchange of Hong Kong, the deregistration of Meadville from the Cayman Islands and continuation of Meadville in the British Virgin Islands as a British Virgin Islands business company, and the approval of the Meadville shareholders in respect of the special dividend. While we currently expect the special dividend of our shares, together with certain cash, by Meadville to take place within thirty days following the closing date of the PCB Combination, such date could be later due to unexpected delays in the deregistration and continuation process. Accordingly, we cannot provide our stockholders with a definitive date on which we would issue the shares of our common stock to Meadville, and we cannot provide Meadville shareholders with a definitive date on which Meadville shareholders would receive from Meadville the special dividend of shares of our common stock or cash in lieu of shares of our common stock (as to Meadville shareholders that elect to participate in the dealing facility and receive the net cash proceeds from the sale of the shares of our common stock by Meadville) in connection with the PCB Combination.

Risks Related to the Combined Company

The combined company would be heavily dependent upon the worldwide electronics industry, which is characterized by significant economic cycles and fluctuations in product demand. A significant downturn in the electronics industry could result in decreased demand for the combined company’s manufacturing services and could lower its sales revenues and gross margins.

A majority of our and the PCB Subsidiaries’ sales revenues are generated from the electronics industry, which is characterized by intense competition, relatively short product life cycles, and significant fluctuations in product demand. The industry is subject to economic cycles and recessionary periods and has been negatively affected by the current contraction in the U.S. and global economy and in the worldwide electronics market. Moreover, due to the uncertainty in the end markets served by most of our and the PCB Subsidiaries’ customers, the combined company would have a low level of visibility with respect to future financial results. The current credit crisis and related turmoil in the financial system has negatively impacted the global economy and could result in a significant downturn in the electronics industry. A lasting economic recession, excess manufacturing capacity, or a decline in the electronics industry could negatively affect the combined company’s business, results of operations, and financial condition. A decline in sales could harm the combined company’s profitability and results of operations and could require the combined company to recognize an impairment of its long-lived assets, including goodwill and other intangible assets.

The global financial crisis may impact the combined company’s business and financial condition in ways that we and Meadville currently cannot predict.

The continued credit crisis and related turmoil in the global financial system has had and may continue to have an impact on our, Meadville’s, and the PCB Subsidiaries’, and ultimately the combined company’s, business and financial condition. In addition to the impact that the global financial crisis has already had on us and Meadville, the combined company could face significant challenges if conditions in the financial markets do not improve or worsen. For example, continuation of the credit crisis could adversely impact overall demand in the electronics industry, which could have a negative effect on the combined company’s revenues and profitability. In addition, the combined company’s ability to access the capital markets may be severely restricted at a time when the combined company would like, or need, to do so, which could have an impact on flexibility to react to changing economic and business conditions.

During periods of excess global printed circuit board manufacturing capacity, the combined company’s gross margins may fall and/or the combined company may have to incur restructuring charges if it chooses to reduce the capacity of or close any of its facilities.

When we experience excess capacity, our sales revenues may not fully cover our fixed overhead expenses, and our gross margins may decline. In addition, we generally schedule our quick-turn production facilities at less than full capacity to retain our ability to respond to unexpected additional quick-turn orders. However, if these orders are not received, we may forego some production and could experience continued excess capacity. We expect that the combined company would continue to be subject to this risk of excess capacity. If the combined company determines that it has significant, long-term excess capacity, it may decide to permanently close one or more of its facilities and lay off some of its employees. Closures or lay-offs could result in the combined company recording restructuring charges such as severance, other exit costs, and asset impairments.

The combined company will have significant indebtedness, which could limit the financial flexibility of the combined company.

Our total liabilities as of September 28, 2009 were approximately $206 million. After giving effect to the PCB Combination, the combined company’s pro forma total liabilities as of September 28, 2009 would have been approximately $864.3 million. The combined company’s significant indebtedness could have significant negative consequences, including:

•	increasing the combined company’s vulnerability to general adverse economic and industry conditions;

•	limiting the combined company’s ability to obtain additional financing;

•	requiring the use of a substantial portion of any cash flow from operations to service indebtedness, thereby reducing the amount of cash flow available for other purposes, including capital expenditures;

•	limiting the combined company’s flexibility in planning for, or reacting to, changes in the combined company’s business and the industry in which it competes, including by virtue of the requirement that the combined company remain in compliance with certain financial covenants included in the credit arrangements under which the combined company will be obligated; and

•	placing the combined company at a possible competitive disadvantage to less leveraged competitors and competitors that are larger and may have better access to capital resources.

Our acquisition strategy involves numerous risks.

As part of our business strategy, including following the PCB Combination, we expect that we would continue to grow by pursuing opportunistic and strategic acquisitions of businesses, technologies, assets, or product lines that complement or expand our business. Risks related to an acquisition (including the acquisition of the PCB Subsidiaries in the PCB Combination) may include:

•	the potential inability to successfully integrate acquired operations and businesses or to realize anticipated synergies, economies of scale, or other expected value;

•	diversion of management’s attention from normal daily operations of existing business to focus on integration of the newly acquired business;

•	unforeseen expenses associated with the integration of the newly acquired business;

•	difficulties in managing production and coordinating operations at new sites;

•	the potential loss of key employees of acquired operations;

•	the potential inability to retain existing customers of acquired companies when we desire to do so;

•	insufficient revenues to offset increased expenses associated with acquisitions;

•	the potential decrease in overall gross margins associated with acquiring a business with a different product mix;

•	the inability to identify certain unrecorded liabilities;

•	the potential need to restructure, modify, or terminate customer relationships of the acquired company;

•	an increased concentration of business from existing or new customers; and

•	the potential inability to identify assets best suited to our business plan.

Acquisitions may cause us to:

•	enter lines of business and/or markets in which we and the PCB Subsidiaries have limited or no prior experience;

•	issue debt and be required to abide by stringent loan covenants;

•	assume liabilities;

•	record goodwill and indefinite-lived intangible assets that would be subject to impairment testing and potential periodic impairment charges;

•	become subject to litigation and environmental issues;

•	incur unanticipated costs;

•	incur large and immediate write-offs;

•	issue common stock that would dilute our current stockholders’ percentage ownership; and

•	incur substantial transaction-related costs, whether or not a proposed acquisition is consummated.

Acquisitions of high technology companies are inherently risky, and no assurance can be given that our past or future acquisitions, including the PCB Combination, will be successful and will not harm our business, operating results, or financial condition. Failure to manage and successfully integrate acquisitions we make could harm our business and operating results in a material way. Even when an acquired company has already developed and marketed products, product enhancements may not be made in a timely fashion. In addition, unforeseen issues might arise with respect to such products after the acquisition.

If the combined company is unable to manage its growth effectively, the business could be negatively affected.

We have experienced, and expect to continue to experience, growth in the scope and complexity of our operations. This growth may strain our and the PCB Subsidiaries’ managerial, financial, manufacturing, and other resources. In order to manage the combined company’s growth following the PCB Combination, the combined company would be required to continue to implement additional operating and financial controls and hire and train additional personnel. There can be no assurance that the combined company would be able to do so in the future, and failure to do so could jeopardize expansion plans and seriously harm the combined company’s operations. In addition, growth in the combined company’s capacity could result in reduced capacity utilization and a corresponding decrease in gross margins.

The development plans of the combined company involve significant capital expenditures and financing requirements, which are subject to a number of risks and uncertainties.

We expect the business of the combined company will be capital intensive. The ability of the combined company to increase revenue, profit, and cash flow depends upon continued capital spending. There can be no assurance as to whether, or at what cost, the anticipated capital projects of the combined company will be completed, if they will be completed on schedule, or as to the success of these projects if completed. In addition, we may be unable to generate sufficient cash flows from operations or obtain necessary external financing to finance our capital expenditures and investments. Further, the ability of the combined company to obtain external financing in the future is subject to a variety of uncertainties, including the following:

•	the future results of operations, financial condition, and cash flows of the combined company;

•	the condition of the global economy generally and the demand for the products of the combined company, specifically; and

•	the cost of financing and the condition of financial markets.

If adequate funds are not available on satisfactory terms, we may be forced to curtail the expansion plans of the combined company, which could result in a loss of customers, the inability to successfully implement our business strategy, and plan limitations on the growth of the business of the combined company.

We and the PCB Subsidiaries depend upon a relatively small number of original equipment manufacturer, or OEM, customers for a large portion of our and their respective sales, and a decline in sales to major customers could harm the results of operations of the combined company.

A small number of customers are responsible for a significant portion of our sales. Our five largest OEM customers accounted for approximately 29% and 24% of our net sales for the years ended December 31, 2008 and 2007, respectively. Our sales attributed to OEMs include both direct sales as well as sales that the OEMs place through EMS providers. The PCB Subsidiaries also depend on a small number of key direct and indirect OEM customers for a significant portion of their net sales. Sales to the PCB Subsidiaries’ five largest OEM customers accounted for approximately 38.6% and 36.1% of net sales for the years ended December 31, 2008 and 2007, respectively. The combined company’s customer concentration could fluctuate, depending on future customer requirements, which would depend in large part on market conditions in the electronics industry segments in which its customers participate. The loss of one or more significant customers or a decline in sales to significant customers could harm the combined company’s business, results of operations, and financial condition and lead to declines in the trading price of our common stock. In addition, the combined company could generate significant accounts receivable in connection with providing manufacturing services to its customers. If one or more significant customers were to become insolvent or were otherwise unable or unwilling to pay for the manufacturing services provided by the combined company, the combined company’s results of operations would be harmed.

In addition, during the combined company’s industry downturns, customers may request that the combined company reduce prices to limit the level of order losses, and the combined company may be unable to collect payments from its customers. There can be no assurance that key customers would not cancel orders, that they would continue to place orders with the combined company in the future at the same levels as experienced by us and the PCB Subsidiaries in prior periods, that they would be able to meet their payment obligations, or that the end-products which use the combined company’s products would be successful. This concentration of customer base may materially and adversely affect the combined company’s operating results due to the loss or cancellation of business from any of these key customers, significant changes in scheduled deliveries to any of these customers, or decreases in the prices of the products sold to any of these customers.

The PCB Subsidiaries have historically operated in Asia, where production costs are lower. We have historically operated primarily in North America. Following the PCB Combination, the average production costs of the combined company may be higher than the historic average production costs of the PCB Subsidiaries due to the integration of the production costs of the PCB Subsidiaries with our production costs, which has historically operated in North America. Competitors with lower production costs may gain market share in the combined company’s key market segments, which may have an adverse effect on the pricing of the products of the combined company.

Although the PCB Subsidiaries have historically operated in Asia, the PCB Combination and the integration of the PCB Subsidiaries with our company, which has historically operated in North America, may result in the combined company being at a competitive disadvantage with respect to price when compared to manufacturers with other lower-cost facilities in Asia and other locations. We believe price competition from PCB manufacturers in Asia and other locations with lower production costs may play an increasing role in the market. While historically our and the PCB Subsidiaries’ competitors in these locations have produced less technologically advanced PCBs, they continue to expand their capacity and capabilities with advanced equipment to produce higher technology PCBs. In addition, fluctuations in foreign currency exchange rates may benefit these offshore competitors. As a result, these competitors may gain market share, which may force the combined company to lower its prices, which would reduce the combined company’s gross margins.

The PCB Subsidiaries’ manufacturing facilities are located in Hong Kong and the PRC. To the extent that other cost-competitive regions begin to enter into PCB production and start to draw foreign investment into their domestic PCB industries or establish domestic markets for such products, the combined company may face greater competition for its products. Correspondingly, if conditions in the PCB products markets in the PRC and Hong Kong deteriorate, particularly for reasons such as increases in labor or other costs, migration of the supply chain outside of the PRC and Hong Kong, or decreases in demand for PCBs in the PRC, then production and consumption of PCBs may shift to these other regions. The inability of the combined company to shift its production and sales to these regions could have a material adverse effect on its results of operations and financial condition.

A trend toward consolidation among customers could adversely affect the combined company’s business.

Recently, some of our large customers have consolidated and further consolidation of customers may occur. Depending on which organization becomes the controller of the supply chain function following the consolidation, the combined company may not be retained as a preferred or approved supplier. In addition, product duplication could result in the termination of a product line that we currently support and that the combined company would support. While there is potential for increasing the combined company’s position with the combined customers, there does exist the potential for decreased revenue if the combined company is not retained as a continuing supplier. The combined company would also face the risk of increased pricing pressure from the combined customers because of its increased market share.

The combined company’s failure to comply with the requirements of environmental laws could result in litigation, fines, and revocation of permits necessary to its manufacturing processes. Failure to operate in conformance with environmental laws could lead to debarment from participation in federal government contracts.

Our and the PCB Subsidiaries’ operations are, and the combined company’s operations would be, regulated under a number of federal, state, local, and foreign environmental and safety laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water, as well as the handling, storage, and disposal of such materials. In the U.S., these laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Superfund Amendment and Reauthorization Act, the

Comprehensive Environmental Response, Compensation and Liability Act, and the Federal Motor Carrier Safety Improvement Act. There are also analogous state, local, and foreign laws that would apply to the combined company, including stringent environmental regulations in the PRC. Compliance with these environmental laws is a major consideration for the combined company because the combined company’s manufacturing processes would use and generate materials classified as hazardous. Because we and the PCB Subsidiaries use hazardous materials and generate hazardous wastes in our manufacturing processes, we and the combined company may be subject to potential financial liability for costs associated with the investigation and remediation of our sites, or sites at which we have arranged for the disposal of hazardous wastes, if such sites become contaminated. Even if we, the PCB Subsidiaries, and the combined company fully comply with applicable environmental laws and are not directly at fault for the contamination, we may still be liable. The wastes the combined company would likely generate include spent ammoniacal and cupric etching solutions, metal stripping solutions, waste acid solutions, waste alkaline cleaners, waste oil, and waste waters that contain heavy metals such as copper, tin, lead, nickel, gold, silver, cyanide, and fluoride; and both filter cake and spent ion exchange resins from equipment used for on-site waste treatment.

Any material violations of environmental laws or failure to maintain required environmental permits could subject the combined company to fines, penalties, and other sanctions, including the revocation of effluent discharge permits, which could require the combined company to cease or limit production at one or more of its facilities, and harm its business, results of operations, and financial condition. Even if the combined company were to ultimately prevail, environmental lawsuits against it would be time consuming and costly to defend.

Prior to our acquisition of our PCG business, PCG made legal commitments to the U.S. Environmental Protection Agency and to the State of Connecticut regarding settlement of enforcement actions related to the PCG operations in Connecticut. The obligations include fulfillment of a Compliance Management Plan and installation of two rinse water recycling systems at the Stafford, Connecticut facilities. Failure to meet either commitment could result in further costly enforcement actions, including exclusion from participation in defense and other federal contracts, which would materially harm our business, results of operations, and financial condition.

Environmental laws also could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. We and the PCB Subsidiaries operate, and the combined company would operate, in environmentally sensitive locations, and we are subject to potentially conflicting and changing regulatory agendas of political, business, and environmental groups. Changes or restrictions on discharge limits, emissions levels, material storage, handling, or disposal might require a high level of unplanned capital investment or global relocation. It is possible that environmental compliance costs and penalties from new or existing regulations may harm the combined company’s business, results of operations, and financial condition.

We have been increasingly required to certify compliance to various material content restrictions in our products based on laws of various jurisdictions or territories such as the Restriction of Hazardous Substances, or RoHS, and Registration, Evaluation, Authorization and Restriction of Chemicals, or REACH, directives in the European Union and China’s RoHS legislation. New York City has adopted identical restrictions and many U.S. states are considering similar rules and legislation. In addition, we must also certify as to the non-applicability to the European Union’s Waste Electrical and Electronic Equipment directive for certain products that it manufactures. As with other types of product certifications that we routinely provide, we may incur liability and pay damages if our products do not conform to our certifications. The combined company would remain subject to these certification requirements and the liability that results from those requirements.

Like us, Meadville and the PCB Subsidiaries are subject to a variety of environmental laws and regulations in Hong Kong and the PRC which impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage, and disposal of solid and hazardous wastes. The manufacturing of their products generates gaseous chemical wastes, liquid wastes, waste water, and other industrial wastes in various stages of the manufacturing process. Production sites in Hong Kong and in the PRC are subject to regulation and periodic monitoring by the relevant environmental protection authorities. Environmental claims or the failure to comply with current or future regulations could result in the assessment of damages or imposition of fines against the combined company, suspension of production, or cessation of operations. New regulations could require the combined company to acquire costly equipment or to incur other significant expenses. Any failure by the combined company to control the use of, or adequately restrict the discharge of, hazardous substances could subject it to substantial future liabilities.

The combined company would be exposed to the credit risk of some of its customers and to credit exposures in weakened markets.

Most of the combined company’s sales would be on an “open credit” basis, with standard industry payment terms. The combined company would monitor individual customer payment capability in granting such open credit arrangements, seek to limit such open credit to amounts it believes the customers can pay, and maintain reserves the combined company believes are adequate to cover exposure for doubtful accounts. During periods of economic downturn in the electronics industry and the global economy, the combined company’s exposure to credit risks from its customers increases. Although we and the PCB Subsidiaries have, and the combined company would have, programs in place to monitor and mitigate the associated risks, such programs may not be effective in reducing the combined company’s credit risks.

Our ten largest customers accounted for approximately 50% and 44% of our net sales for the years ended December 31, 2008 and 2007, respectively. The ten largest customers of the PCB Subsidiaries accounted for approximately 51.1% and 50.3% of their combined net sales for the years ended December 31, 2008 and 2007, respectively. Additionally, the OEM customers often direct a significant portion of their purchases through a relatively limited number of EMS companies. Our and the PCB Subsidiaries’ contractual relationships are often with the EMS companies, who are obligated to pay us or the PCB Subsidiaries for their products. Because we expect the combined company’s OEM customers to continue to direct sales to EMS companies, we expect that the combined company would continue to be subject to this credit risk with a limited number of EMS customers. If one or more significant customers were to become insolvent or were otherwise unable to pay amounts owing to the combined company, the combined company’s results of operations would be harmed.

Many of the combined company’s customers would be EMS companies located outside of the U.S. The combined company’s exposure is likely to increase as these foreign customers continue to expand. With the primary exception of sales from the combined company’s facilities in China and a portion of sales from our current Ireland sales office, the combined company’s foreign sales would be denominated in U.S. Dollars and would not typically be on the same “open credit” basis and terms described above.

The combined company would rely on suppliers for the timely delivery of raw materials and components used in manufacturing its PCB and backplane assemblies, and an increase in industry demand or the presence of a shortage for these raw materials or components may increase the price of these raw materials or components and decrease anticipated gross margins. If a raw material supplier fails to satisfy the combined company’s product quality standards, it could harm customer relationships.

To manufacture PCBs, the combined company would use raw materials such as laminated layers of fiberglass, copper foil, chemical solutions, gold, and other commodity products, which it would order from its suppliers. Although we and the PCB Subsidiaries have historically had preferred suppliers for most of these raw materials, the materials we and the PCB Subsidiaries use, and the combined company would use, are generally readily available in the open market, and numerous other potential suppliers exist. In the case of backplane assemblies, components include connectors, sheet metal, capacitors, resistors, and diodes, many of which are custom made and would be controlled by the combined company’s customers’ approved vendors. These components for backplane assemblies in some cases have limited or sole sources of supply. From time to time, the combined company would likely experience increases in raw material or component prices, based on demand trends, which can negatively affect gross margins. In addition, consolidations and restructuring in the combined company’s supplier base may result in adverse materials pricing due to reduction in competition among suppliers. Furthermore, if a raw material or component supplier fails to satisfy the combined company’s product quality standards, it could harm customer relationships. Suppliers may from time to time extend lead times, limit supplies, or increase prices, due to capacity constraints or other factors, which could harm the combined company’s ability to deliver products on a timely basis.

We and the PCB Subsidiaries have recently experienced an increase in the price we pay for gold. In general, we and the PCB Subsidiaries have been able to pass this price increase on to our customers, but there can be no assurance that we and the PCB Subsidiaries, or the combined company, would continue to be able to do so in the future.

If the combined company is unable to respond to rapid technological change and process development, it may not be able to compete effectively.

The market for our and the PCB Subsidiaries’ manufacturing services is characterized by rapidly changing technology and continual implementation of new production processes. The future success of the combined company’s business would depend in large part upon its ability to maintain and enhance its technological capabilities, to manufacture products that meet changing customer needs, and to successfully anticipate or respond to technological changes on a cost-effective and timely basis. We expect that the investment necessary to maintain the combined company’s technological position would increase as customers make demands for products and services requiring more advanced technology on a quicker turnaround basis. The combined company may not be able to respond to technological changes as quickly as its competitors.

In addition, the PCB industry could encounter competition from new or revised manufacturing and production technologies that render existing manufacturing and production technology less competitive or obsolete. The combined company may not respond effectively to the technological requirements of the changing market. If the combined company needs new technologies and equipment to remain competitive, the development, acquisition, and implementation of those technologies and equipment may require it to make significant capital investments. There is no assurance it would be able to acquire such technology or equipment on reasonable terms or at all, or if acquired, implement it on a timely and profitable basis.

If the combined company is unable to provide its customers with high-end technology, high quality products, and responsive service, or if it is unable to deliver its products to its customers in a timely manner, the combined company’s results of operations and financial condition may suffer.

In order to maintain our and the PCB Subsidiaries’ existing PCB customer base and obtain business from new customers, the combined company must demonstrate its ability to produce its products at the level of technology, quality, responsiveness of service, timeliness of delivery, and at costs that our customers require. If the combined company’s products are of substandard quality, if they are not delivered on time, if the combined company is not responsive to its customers’ demands, or if it cannot meet its customers’ technological requirements, the combined company’s reputation as a reliable supplier of PCB products would likely be damaged. If the combined company is unable to meet these product and service standards it may be unable to obtain new contracts or keep our and the PCB Subsidiaries’ existing customers, and this could have a material adverse effect on its results of operations and financial condition.

If the combined company is unable to maintain satisfactory capacity utilization rates, its results of operations and financial condition would be adversely affected.

Given the high fixed costs of our and the PCB Subsidiaries’ operations, decreases in capacity utilization rates can have a significant effect on our businesses. Accordingly, the combined company’s ability to maintain or enhance gross margins would continue to depend, in part, on maintaining satisfactory capacity utilization rates. In turn, its ability to maintain satisfactory capacity utilization would depend on the demand for its products, the volume of orders it receives, and its ability to offer products that meet its customers’ requirements at competitive prices. If current or future production capacity fails to match current or future customer demands, the combined company’s facilities would be underutilized and would be less likely to achieve expected gross margins.

Competition in the PCB market is intense, and the combined company could lose market share if it is unable to maintain its current competitive position in end markets using quick-turn, high technology, and high-mix manufacturing services.

The PCB industry is intensely competitive, highly fragmented, and rapidly changing. We expect competition to continue, which could result in price reductions, reduced gross margins, and loss of market share. Our principal North American PCB competitors include Coretec, DDi, Endicott Interconnect Technologies, Firan Technology

Group, ISU/Petasys, Merix, Pioneer Circuits, and Sanmina-SCI. Our principal international PCB competitors include Elec & Eltek, Hitachi, Ibiden, ISU/Petasys, Meadville, and Multek. Our principal assembly competitors in Asia include Amphenol, Sanmina-SCI, Simclar, TT Electronics, and Viasystems. The PCB Subsidiaries’ principal competitors include China Circuit, Compeq. Elec & Eltek, Founder Holdings, Gold Circuit, Nan Ya, Shenzhen Shennan Circuit, Tripod Technology, Unimicron, Unitech, and WUS. The PCB subsidiaries’ principal international competitors include AT&S, Merix, Multex, and Viasystems. The combined company is expected to compete on an international basis, and new and emerging technologies may result in new competitors entering the combined company’s market.

Some of the combined company’s competitors and potential competitors would have advantages over the combined company, including:

•	greater financial and manufacturing resources that can be devoted to the development, production, and sale of their products;

•	more established and broader sales and marketing channels;

•	more manufacturing facilities worldwide, some of which are closer in proximity to OEMs;

•	more manufacturing facilities that are located in countries with lower production costs;

•	lower capacity utilization, which in peak market conditions can result in shorter lead times to customers;

•	ability to add additional capacity faster or more efficiently;

•	preferred vendor status with existing and potential customers;

•	greater name recognition; and

•	larger customer bases.

In addition, these competitors may respond more quickly to new or emerging technologies, or adapt more quickly to changes in customer requirements, and devote greater resources to the development, promotion, and sale of their products than would the combined company. The combined company would be required to continually develop improved manufacturing processes to meet its customers’ needs for complex products. Our and the PCB Subsidiaries’ manufacturing process technology is generally not subject to significant proprietary protection. During recessionary periods in the electronics industry, our historic strategy of providing quick-turn services, an integrated manufacturing solution, and responsive customer service may take on reduced importance to the combined company’s customers. As a result, the combined company may need to compete more on the basis of price, which could cause its gross margins to decline. Periodically, PCB manufacturers and backplane assembly providers experience overcapacity. Overcapacity, combined with weakness in demand for electronic products, would result in increased competition and price erosion for the combined company’s products.

Our and the PCB Subsidiaries’ results of operations are often subject to demand fluctuations and seasonality. With a high level of fixed operating costs, even small revenue shortfalls would decrease the combined company’s gross margins and potentially cause the trading price of our common stock to decline.

Our and the PCB Subsidiaries’ results of operations fluctuate for a variety of reasons, including:

•	timing of orders from and shipments to major customers;

•	the levels at which they utilize manufacturing capacity;

•	price competition;

•	changes in the mix of revenues generated from quick-turn versus standard delivery time services;

•	expenditures, charges, or write-offs, including those related to acquisitions, facility restructurings, or asset impairments; and

•	expenses relating to expanding existing manufacturing facilities.

A significant portion of our operating expenses are relatively fixed in nature, and planned expenditures are based in part on anticipated orders. We expect that the combined company would operate on a similar basis. Accordingly, unexpected revenue shortfalls may decrease the combined company’s gross margins. In addition, we have experienced sales fluctuations due to seasonal patterns in the capital budgeting and purchasing cycles, as well as inventory management practices of its customers and the end markets it serves. In particular, the seasonality of the computer industry and quick-turn ordering patterns affects the overall PCB industry. These seasonal trends have caused fluctuations in our operating results in the past and may continue to do so in the future, including for the combined company. Results of operations in any period should not be considered indicative of the results to be expected for any future period. In addition, our consolidated future quarterly operating results may fluctuate and may not meet the expectations of securities analysts or investors. If this occurs, the trading price of our common stock likely would be adversely affected.

Because the combined company intends to sell primarily on a purchase order basis, it would be subject to uncertainties and variability in demand by its customers that could decrease revenues and harm its operating results.

We generally sell, and the combined company is expected to sell, to customers on a purchase order basis rather than pursuant to long-term contracts. Quick-turn orders are subject to particularly short lead times. Consequently, sales are subject to short-term variability in demand by customers. Customers submitting purchase orders may cancel, reduce, or delay their orders for a variety of reasons. The level and timing of orders placed by the combined company’s customers may vary due to:

•	customer attempts to manage inventory;

•	changes in customers’ manufacturing strategies, such as a decision by a customer to either diversify or consolidate the number of PCB manufacturers or backplane assembly service providers used or to manufacture or assemble its own products internally;

•	variation in demand for its customers’ products; and

•	changes in new product introductions.

We and the PCB Subsidiaries have periodically experienced terminations, reductions, and delays in our respective customers’ orders. Further terminations, reductions, or delays in customers’ orders could harm the combined company’s business, results of operations, and financial condition. In addition, significant cancellations or deferrals could cause the combined company to hold excess inventory of certain raw materials supplied for the cancelled product for which it has taken delivery and which could reduce its profit margins and restrict its ability to fund its operations.

The increasing prominence of EMS providers in the PCB industry could adversely impact the combined company’s anticipated gross margins, potential sales, and customers.

Sales to EMS providers represented approximately 52% and 53% of our net sales for the years ended December 31, 2008 and 2007, respectively. Sales to EMS providers include sales directed by OEMs as well as orders placed with us at the EMS providers’ discretion. EMS providers source on a global basis to a greater extent than OEMs. The growth of EMS providers increases the purchasing power of such providers and could result in increased price competition or the loss of existing OEM customers. In addition, some EMS providers, including some of our and the PCB Subsidiaries’ customers, have the ability to directly manufacture PCBs and create backplane assemblies. If a significant number of other EMS customers were to acquire these abilities, the combined company’s customer base might shrink, and its expected and actual sales might decrease substantially. Moreover, if any of the combined company’s OEM customers outsource the production of PCBs and creation of backplane assemblies to these EMS providers, the combined company’s business, results of operations, and financial condition may be harmed.

If events or circumstances occur in the combined company’s business that indicate that its goodwill and definite-lived intangibles may not be recoverable, it could have impairment charges that would negatively affect its earnings.

As of September 28, 2009, our consolidated balance sheet reflected approximately $30.1 million of goodwill and definite-lived intangible assets. We evaluate whether events and circumstances have occurred, such as the potential for reduced expectations for future cash flows coupled with further decline in the market price of our stock and market capitalization that may indicate that the remaining balance of goodwill and definite-lived intangible assets may not be recoverable. If factors indicate that assets are impaired, the combined company would be required to reduce the carrying value of its goodwill and definite-lived intangible assets, which could harm the combined company’s results during the periods in which such a reduction is recognized. The combined company’s goodwill and definite-lived intangible assets may increase in future periods if it consummates other acquisitions. Amortization or impairment of these additional intangibles would, in turn, harm the combined company’s earnings.

Damage to the combined company’s manufacturing facilities due to fire, natural disaster, or other events could harm its financial results.

We have U.S. manufacturing and assembly facilities in California, Connecticut, Utah, and Wisconsin, and also have an assembly facility in the PRC. The PCB Subsidiaries have various PCB facilities in the PRC in Dongguan, Guangzhou, Shanghai, and Suzhou and in Hong Kong. The destruction or closure of any of the combined company’s facilities for a significant period of time as a result of fire, explosion, blizzard, act of war or terrorism, flood, tornado, earthquake, lightning, or other natural disaster could harm the combined company financially, increasing its costs of doing business and limiting its ability to deliver its manufacturing services and products on a timely basis.

The combined company’s manufacturing processes would depend on the collective industry experience of its employees. If a significant number of these employees were to leave the employ of the combined company, it could limit its ability to compete effectively and could harm the combined company’s financial results.

The combined company would have limited patent or trade secret protection for its manufacturing processes. We and the PCB Subsidiaries rely on the collective experience of our employees involved in their manufacturing processes to ensure that we continuously evaluate and adopt new technologies in our industry. Pursuant to relevant agreements, the PCB Subsidiaries have been granted the right to use certain of their customers’ intellectual property and strategic partners’ proprietary technology for the production of certain products. Although the combined company would not be dependent on any one employee or a small number of employees, if a significant number of the combined company’s employees involved in its manufacturing processes were to leave its employment, and the combined company is not able to replace these people with new employees with comparable experience, the combined company’s manufacturing processes might suffer as the combined company might be unable to keep up with innovations in the industry. Further, employees who leave the combined company may take their experience to one of the combined company’s competitors, and those competitors could develop an advantage over the combined company in the sophistication of their manufacturing techniques. As a result, the combined company may lose its ability to continue to compete effectively.

The combined company’s business may suffer if any of its key senior executives discontinue employment with the combined company or if the combined company is unable to recruit and retain highly skilled engineering and sales staff.

The combined company’s future success would depend to a large extent on the services of its key managerial employees. In particular, Meadville and the PCB Subsidiaries have depended on the continued service of its executive officers, including its executive directors Mr. Tang, Tang Chung Yen, Tom (who we refer to as Tom Tang), Chung Tai Keung, Canice (who we refer to as Canice Chung), and Tang Ying Ming, Mai (who we refer to as Mai Tang). The combined company may not be able to retain its executive officers and key personnel or attract additional qualified management in the future. Its business also would depend on its continuing ability to recruit, train, and retain highly qualified employees, particularly engineering, sales, and marketing personnel. The competition for these employees is intense, including in the PRC, and the loss of these employees could harm the combined company’s business. Further, the combined company’s ability to successfully integrate the acquired companies depends in part on its ability to retain key management and existing employees at the time of the acquisition. The combined company may need to increase employee compensation levels in order to attract and retain existing executive officers and certain other employees as well as hire new employees.

The combined company may be exposed to intellectual property infringement claims by third parties that could be costly to defend, could divert management’s attention and resources, and if successful, could result in liability.

The combined company could be subject to legal proceedings and claims for alleged infringement by it of third-party proprietary rights, such as patents, from time to time in the ordinary course of business. It is possible that the circuit board designs and other specifications supplied to the combined company by its customers might infringe on the patents or other intellectual property rights of third parties, in which case the combined company’s manufacture of PCBs according to such designs and specifications could expose it to legal proceedings for allegedly aiding and abetting the violation, as well as to potential liability for the infringement. If the combined company did not prevail in any litigation resulting from any such allegations, its business could be harmed. Any such claim, regardless of its merits, could result in substantial costs and diversion of resources that could materially and adversely affect the combined company’s business and operating results.

The combined company would be subject to extensive governmental regulations, policies, and controls in the U.S., the PRC, and elsewhere.

The combined company’s failure to comply with any of such present or future regulatory requirements or contractual obligations could result in suspension of production, prohibitions on sales or product recalls, or in its being directly or indirectly liable for costs, civil or criminal fines or penalties, and third-party claims. In addition, such regulations could jeopardize the combined company’s ability to conduct business in the jurisdictions implementing them or require it to incur significant expenses associated with compliance. Changes in current laws or regulations or the imposition of new laws and regulations in the U.S., the PRC, or elsewhere could also materially and adversely affect the combined company’s business. Additionally, foreign governments may impose tariffs, duties, and other import restrictions on raw materials that the combined company would obtain from non-domestic suppliers and may impose export restrictions on products that it would sell internationally. The imposition of regulations, tariffs, duties, or restrictions could materially and adversely affect the combined company’s business, results of operations, and financial condition.

We depend heavily on a single end customer, the U.S. government, for a substantial portion of our business, including programs subject to security classification restrictions on information. Changes affecting the government’s capacity to do business with us or our direct customers or the effects of competition in the defense industry could have a material adverse effect on the combined company’s business.

A significant portion of our revenues have historically been derived from products and services ultimately sold to the U.S. government and is therefore affected by, among other things, the federal budget process. We are a supplier, primarily as a subcontractor, to the U.S. government and its agencies as well as foreign governments and agencies. These contracts are subject to the respective customers’ political and budgetary constraints and processes, changes in customers’ short-range and long-range strategic plans, the timing of contract awards, and in the case of contracts with the U.S. government, the congressional budget authorization and appropriation processes, the government’s ability to terminate contracts for convenience or for default, as well as other risks such as contractor suspension or debarment in the event of certain violations of legal and regulatory requirements. The termination or failure to fund one or more significant contracts by the U.S. government, or the U.S. government’s determination not to use the combined company as a supplier, could have a material adverse effect on the combined company’s business, results of operations, or prospects. The substantial foreign ownership of our shares following the PCB Combination may limit the combined company’s ability to work on certain projects for the U.S. government, especially projects with security requirements.

The U.S. Defense Security Service and CFIUS may take measures to protect classified projects and national security.

Due to the substantial foreign ownership of our shares following the PCB Combination, the U.S. Defense Security Service and CFIUS may take measures to protect classified projects and national security. Certain measures and conditions may be imposed on the combined company, which may materially and adversely affect the combined company’s operating results, due to increasing the costs of the combined company for directors and other security measures and limiting the combined company’s control over certain U.S. facilities, contracts, personnel, and operations.

Increasingly, our larger customers are requesting that we enter into supply agreements with them that have increasingly restrictive terms and conditions. These agreements typically include provisions that increase our financial exposure, which could result in significant costs to the combined company.

Our supply agreements with our customers typically include provisions that generally serve to increase our exposure for product liability and warranty claims — as compared to our standard terms and conditions — which could result in higher costs to the combined company as a result of such claims. In addition, these agreements typically contain provisions that seek to limit our operational and pricing flexibility and extend payment terms, which can adversely impact the combined company’s cash flow and results of operations.

Products that the combined company manufactures may contain design or manufacturing defects, which could result in reduced demand for the combined company’s services and liability claims against the combined company.

A significant component of the combined company’s business would involve manufacturing products to its customers’ specifications, which are highly complex and may contain design or manufacturing errors or failures, despite quality control and quality assurance efforts. Defects in the products the combined company manufactures, whether caused by a design, manufacturing, or materials failure or error, may result in delayed shipments, customer dissatisfaction, a reduction or cancellation of purchase orders, or liability claims against the combined company. If these defects occur either in large quantities or too frequently, the combined company’s business reputation may be impaired. Our sales mix has shifted towards standard delivery time products, which have larger production runs, thereby increasing our exposure to these types of defects. Since the combined company’s products would be used in products that are integral to its customers’ businesses, errors, defects, or other performance problems could result in financial or other damages to its customers beyond the cost of the PCB, for which the combined company may be liable. Although the combined company’s invoices and sales arrangements would generally contain provisions designed to limit its exposure to product liability and related claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. Product liability litigation against the combined company, even if it were unsuccessful, would be time consuming and costly to defend and could impair the combined company’s reputation and relationships with customers. Although we maintain, and we expect that the combined company would seek to maintain, technology errors and omissions insurance, we cannot assure you that the combined company would be able to purchase such insurance coverage in the future on terms that are satisfactory to the combined company, if at all.

We are subject to risks of currency fluctuations and currency exchange risks, and the combined company would continue to be subject to such risks.

A portion of the combined company’s cash and other current assets would be held in currencies other than the U.S. Dollar. Changes in exchange rates among other currencies and the U.S. Dollar would affect the value of these assets as translated to U.S. Dollars in the combined company’s balance sheet. To the extent that we ultimately decide to repatriate some portion of these funds to the U.S., the actual value transferred could be impacted by movements in exchange rates. Any such type of movement could negatively impact the amount of cash available to fund operations or to repay debt. Significant inflation or disproportionate changes in foreign exchange rates could occur as a result of general economic conditions, acts of war or terrorism, changes in governmental monetary or tax policy, or changes in local interest rates.

As a result of this, and due to the fact that a substantial portion of the combined company’s operating costs are expected to be denominated in Renminbi, or RMB, a portion of the combined company’s results of operations will be exposed to fluctuations between the U.S. Dollar and the RMB. The impact of future exchange rate fluctuations between the U.S. Dollar and the RMB cannot be predicted. To the extent that the PCB Subsidiaries have, or the combined company will have, outstanding indebtedness denominated in the RMB, the appreciation of the RMB against the U.S. Dollar will have an adverse impact on the financial condition and results of operations (including the cost of servicing, and the value in our balance sheet of, the RMB-denominated indebtedness) of the combined company.

The PRC government imposes control over the convertibility of RMB into foreign currencies. Pursuant to certain PRC regulations, conversion of RMB into foreign exchange from foreign exchange accounts in the PRC is based on, among other things, a board resolution declaring the distribution of a dividend and payment of profits. Remittance of such amounts to foreign investors from the foreign exchange accounts of the foreign invested enterprises in the PRC or conversion of the RMB into foreign currencies at designated foreign exchange banks for the remittance of dividends and profits do not require permission from the State Administration of Foreign Exchange, or SAFE, and other applicable governmental authorities of the PRC do not impose restrictions on the category of recurring international payments and transfers. However, conversion of RMB into foreign currencies for capital account items, including direct investment, loans, and security investment, must be approved by SAFE and the relevant branch. These regulations and procedures would subject the combined company to further currency exchange risks.

We export defense and commercial products from the United States to other countries, and Meadville exports various products from the PRC. If the combined company were to fail to comply with export laws, it could be subject to fines and other punitive actions.

Exports from the United States are regulated by the U.S. Department of State and U.S. Department of Commerce, and exports from the PRC are regulated by certain PRC authorities. Other foreign countries also regulate exports of products that may be manufactured by the combined company. Failure to comply with these regulations can result in significant fines and penalties. Additionally, violations of these laws can result in punitive penalties, which would restrict or prohibit the combined company from exporting certain products, resulting in significant harm to the combined company’s business.

Our business has benefited from OEMs deciding to outsource their PCB manufacturing and backplane assembly needs to us. If OEMs choose to provide these services in-house or select other providers, the business of the combined company could suffer.

The combined company’s future revenue growth partially depends on new outsourcing opportunities from OEMs. Our and the PCB Subsidiaries’ current and prospective customers continuously evaluate our and the PCB Subsidiaries’ performance against other providers. They also evaluate the potential benefits of manufacturing their products themselves. To the extent that outsourcing opportunities are not available either due to OEM decisions to produce these products themselves or to use other providers, the combined company’s financial results and future growth could be adversely affected.

The combined company may not be able to fully recover its costs for providing design services to its customers, which could harm its financial results.

Although we and the PCB Subsidiaries have historically entered into design service activities with purchase order commitments, the cost of labor and equipment to provide these services may in fact exceed what the combined company would be able to fully recover through purchase order coverage. The combined company may also be subject to agreements with customers in which the cost of these services is recovered over a period of time or through a certain number of units shipped as part of the ongoing product price. While the combined company would generally seek to make contractual provisions to recover these costs in the event that the product does not go into production, the actual recovery can be difficult to obtain and may not happen in full or at all. In other instances, the business relationship may involve investing in these services for a customer as an ongoing service not directly recoverable through purchase orders. In any of these cases, the possibility exists that some or all of these activities are considered costs of doing business, are not directly recoverable, and may adversely impact the combined company’s operating results.

Unanticipated changes in tax rates or in our assessment of the realizability of its deferred tax assets or exposure to additional income tax liabilities could affect the combined company’s operating results and financial condition.

We are, and the combined company will be, subject to income taxes in the United States and various foreign jurisdictions. Significant judgment will be required in determining the combined company’s provision for income taxes and, in the ordinary course of business, there are many transactions and calculations in which the ultimate tax determination is uncertain. The combined company’s effective tax rates could be adversely affected by changes in the mix of earnings in countries and states with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, as well as other factors. These tax determinations are regularly subject to audit by tax authorities, and developments in those audits could adversely affect the combined company’s income tax provision. Although we believe that our own tax estimates are reasonable, the final determination of tax audits or tax disputes may be different from what is reflected in our historical income tax provisions, which could affect our operating results and the operating results of the combined company.

If our net earnings do not remain at or above recent levels, or if we are not able to predict with a reasonable degree of probability that they will continue, we may have to record a valuation allowance against our net deferred tax assets.

As of September 28, 2009, we had net deferred income tax assets of approximately $34.6 million. Based on our forecast for future taxable earnings, we believe we will utilize the deferred tax asset in future periods. However, if the estimates of future earnings are lower than expected, we may record a higher income tax provision due to a write down of our net deferred tax assets, which would reduce our earnings per share.

The combined company’s results of operations may differ significantly from the unaudited pro forma condensed combined financial data included in this proxy statement/prospectus.

This proxy statement/prospectus includes unaudited pro forma condensed combined financial statements to illustrate the effects of the PCB Combination on our historical financial position and operating results. The unaudited pro forma condensed combined statements of operations combine the historical consolidated statements of operations of us and the PCB Business of Meadville, giving effect to the PCB Combination as if it had been completed on January 1, 2008. The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of us and the PCB Business of Meadville, giving effect to the PCB Combination as if it occurred on September 28, 2009. This unaudited pro forma financial data is presented for illustrative purposes only and does not necessarily indicate the results of operations or the combined financial position that would have resulted had the PCB Combination been completed as of the dates or at the beginning of the periods presented, as applicable, nor is it indicative of the results of operations in future periods or the future financial position of the combined company.

Risks Related to the Combined Company’s International Operations

Our existing backplane assembly operation serves customers and has a manufacturing facility outside the United States and is subject to the risks characteristic of international operations. These risks include significant potential financial damage and potential loss of the business and its assets.

Because we currently have manufacturing operations and sales offices located in Asia and Europe, and the PCB Subsidiaries have facilities in the PRC, we and the combined company are subject to the risks of changes in economic and political conditions in those geographic areas, including but not limited to:

•	managing international operations;

•	export license requirements;

•	fluctuations in the value of local currencies;

•	labor unrest and difficulties in staffing;

•	government or political unrest;

•	longer payment cycles;

•	language and communication barriers as well as time zone differences;

•	cultural differences;

•	increases in duties and taxation levied on their products;

•	imposition of restrictions on currency conversion or the transfer of funds;

•	limitations on imports or exports of their product offering;

•	travel restrictions;

•	expropriation of private enterprises; and

•	the potential reversal of current favorable policies encouraging foreign investment and trade.

Our and the PCB Subsidiaries’ current operations in the PRC, and ultimately the combined company’s operations in the PRC, subject us to risks and uncertainties relating to the laws and regulations of the PRC.

Consummation of the PCB Combination would result in us having a substantially greater presence in and exposure to the PRC. Under its current leadership, the government of the PRC has been pursuing economic reform policies, including the encouragement of foreign trade and investment and greater economic decentralization. No assurance can be given, however, that the government of the PRC will continue to pursue such policies, that such policies will be successful if pursued, or that such policies will not be significantly altered from time to time. Despite progress in developing its legal system, the PRC does not have a comprehensive and highly developed system of laws, particularly with respect to foreign investment activities and foreign trade. Enforcement of existing and future laws and contracts is uncertain, and implementation and interpretation thereof may be inconsistent. As the Chinese legal system develops, the promulgation of new laws, changes to existing laws, and the preemption of local regulations by national laws may adversely affect foreign investors. Further, any litigation in the PRC may be protracted and result in substantial costs and diversion of resources and management attention. In addition, some government policies and rules are not timely published or broadly communicated, if they are published at all. As a result, the combined company may operate its business in violation of new rules and policies without having any knowledge of their existence. These uncertainties could limit the legal protections available to the combined company.

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of capital reinvestment, growth rate, control of foreign exchange, allocation of resources, and balance of payments position. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the use of market forces for economic reform, including the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, the government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government has implemented a number of measures designed to prevent the economy from overheating. These actions, as well as future actions and policies of the PRC government, could cause a decrease in the overall level of economic activity, and consequently have an adverse impact on the combined company’s business, results of operations, and financial condition.

Moreover, there can be no assurance that economic reform measures adopted by the PRC government, or other policies adopted in the future, will be effective or consistently applied. Furthermore, some of these measures and policies may benefit the overall economy of the PRC, but may also have a negative impact on the combined company’s business. For example, the combined company’s results of operations and financial condition may be adversely affected by government control over capital investments or changes in tax regulations applicable to the combined company.

The combined company’s operations would be subject to the uncertainties of the PRC legal system.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little value as precedent. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, and forms of foreign investment (including wholly foreign-owned enterprises and joint ventures) in particular. These laws, regulations, and legal requirements are relatively new and are often changing and their interpretation and enforcement involve uncertainties. These uncertainties would limit the reliability of legal protections available to the combined company. We cannot predict the effect of future developments in the PRC legal system. The combined company may be required in the future to procure additional permits, authorizations, and approvals for our and the PCB Subsidiaries’ existing and the combined company’s future operations, which may not be obtainable in a timely fashion or at all. An inability to obtain such permits or authorizations may have a material adverse effect on the combined company’s business and results of operations.

Due to the lack of back up facilities in the PRC, the combined company’s operations could be adversely affected by a shortage of utilities or a discontinuation of priority supply status offered for such utilities.

The manufacturing of PCBs requires significant quantities of electricity and water. Meadville and the PCB Subsidiaries have historically purchased substantially all of the electrical power for their manufacturing plants in the PRC from local power plants. Because the PRC’s economy has recently been in a state of growth, the strain on the nation’s power plants is increasing, which has led to continuing power outages in various parts of the country. There may be times when the combined company’s operations in the PRC may be unable to obtain adequate sources of electricity to meet production requirements. Additionally, the combined company would not likely maintain any back-up power generation facilities for its operations, so if it were to lose power at any of its facilities it would be required to cease operations until power was restored. Any stoppage of power could adversely affect the combined company’s ability to meet its customers’ orders in a timely manner, thus potentially resulting in a loss of business and increased costs of manufacturing. In addition, the sudden cessation of power supply could damage the combined company’s equipment, resulting in the need for costly repairs or maintenance as well as damage to products in production, resulting in an increase in scrapped products. Similarly, the sudden cessation of the water supply to the PRC facilities could adversely affect the combined company’s ability to fulfill orders in a timely manner, potentially resulting in a loss of business and under-utilization of capacity. Various regions in the PRC have in the past experienced shortages of both electricity and water and unexpected interruptions of power supply. There can be no assurance that the combined company’s required utilities would not in the future experience material interruptions, which could have a material adverse effect on its results of operations and financial condition.

The national and regional economies in the PRC may be adversely affected by a recurrence of severe acute respiratory syndrome, or an outbreak of other epidemics such as H1N1 or avian flu, thereby affecting the combined company’s prospects.

In June 2009, the World Health Organization, or WHO, declared the outbreak of H1N1 influenza to be a pandemic. The PRC has had reported cases of H1N1 influenza. The governments of many regions, including the government of the PRC, undertook quarantine measures. During 2004, large parts of Asia, including the Guangdong province, where the PCB Subsidiaries have operations, experienced outbreaks of avian flu which, according to a report of the WHO in 2004, placed the world at risk of an influenza pandemic with high mortality and social and economic disruption. Further, in the first half of 2003 certain countries in Asia experienced an outbreak of SARS, a highly contagious form of atypical pneumonia, which seriously interrupted economic activities and caused the demand for goods and services to decrease in the affected regions.

Past occurrences of epidemics or pandemics, depending on their scale of occurrence, have caused different degrees of damage to the national and local economies in the PRC. A recurrence of SARS or an outbreak of any other epidemics or pandemics in the PRC, such as the H1N1 influenza or avian flu, especially in the areas where we or the PCB Subsidiaries have operations, or where the combined company will have operations, may result in quarantines, temporary closures of offices and manufacturing facilities, travel restrictions, or the temporary or permanent loss of key personnel. The perception that an outbreak of contagious disease may occur again may also have an adverse effect on the economic conditions of countries in Asia. Any of the above may cause material disruptions to our operations, which in turn may adversely affect our financial condition and results of operations.

The PCB Subsidiaries do not currently have a certificate of state-owned land use or certificates of real estate ownership for certain of its properties in the PRC and the properties associated with certain facilities are subject to a general city re-zoning plan which, if implemented in the future, may require the combined company to relocate these facilities.

The PCB Subsidiaries do not currently have certificates of real estate ownership for certain buildings used as dormitories and a sewage treatment center for staff dormitories in the PRC. The PCB Subsidiaries also have not obtained the relevant certificate of state-owned land use and certificates of real estate ownership for certain facilities in the PRC. Further, there is a legal defect in the leasing of a parcel of land currently used as dormitories and two buildings used as staff quarters in the PRC. We can provide no assurance that the PCB Subsidiaries will be able to obtain relevant land use certificates in a timely manner or at all, or that the combined company’s results of operations or financial condition would not be adversely affected due to the lack of such certificates. Any requirement to cease using the relevant property and premises could also have a material adverse effect on the combined company’s business.

In addition, we understand that all of the properties where certain of the PCB Subsidiaries’ facilities are located are now subject to a general city rezoning plan which has been prepared by the Dongguan municipal government. According to the relevant PRC regulations, the general rezoning plan is made for twenty years. Under the rezoning plan, it is intended that the properties where certain of the PCB Subsidiaries’ facilities are located will be re-designated from industrial to commercial use. If and when implemented in respect of those properties, the rezoning plan may require the combined company to vacate these properties and relocate the facilities.

In the event the combined company is required to vacate the above properties, the combined company would implement certain strategies to minimize any loss of production capacity during relocation. There can be no assurance that the combined company’s strategies to deal with the relocation of the facilities can be implemented, or that such strategies can be implemented before the combined company is required to vacate the above properties due to the proposed general city rezoning plan. If the combined company is required to relocate the facilities, the combined company’s results of operation and financial condition may be materially and adversely affected.

Risks Related to an Investment in TTM Common Stock

The market price for our common stock may be volatile before and following the PCB Combination, and many factors could cause the market price of our common stock to fall.

Many factors could cause the market price of our common stock to rise and fall before and following the PCB Combination, including the following:

•	variations in our and the combined company’s quarterly results;

•	announcements of technological innovations by us and the combined company or by our competitors;

•	introductions of new products or new pricing policies by us and the combined company or by our competitors;

•	acquisitions or strategic alliances by us and the combined company or by our competitors;

•	recruitment or departure of key personnel;

•	the gain or loss of significant orders;

•	the gain or loss of significant customers;

•	changes in the estimates of operating performance or changes in recommendations by any securities analysts that follow our stock; and

•	market conditions in our and the combined company’s industry, the industries of their customers, and the economy as a whole.

In addition, stocks of technology companies have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to their operating performance. Public announcements by technology companies concerning, among other things, their performance, accounting practices, or legal problems could cause the market price of our common stock to decline regardless of the actual operating performance of us or the combined company.

Holders of Meadville’s capital stock who receive shares of our common stock in the PCB Combination may face difficulty and risks in selling the shares of our common stock they receive.

In connection with the PCB Combination transaction, Meadville’s shareholders would be given an option to either receive our common stock

•	in electronic form;

•	by providing details of such holder’s U.S. securities account to enable the shares of our common stock to be transferred directly to such U.S. securities account; or

•	by providing instructions to Meadville to sell the shares of our common stock that they would otherwise have been entitled to receive through a “dealing facility” established by Meadville and to remit the net cash proceeds from the sale to them.

Meadville will prepare and deliver to Meadville’s shareholders an election form with the Circular provided by Meadville to allow such holders to make the election.

If a Meadville shareholder elects to utilize the dealing facility, the sale price for our shares would not be subject to any minimum or maximum price but would depend on the market price over the applicable sales period and, therefore, our shares may be sold at prices that are substantially lower than the current trading price of our shares or the trading price of our shares on the date of the sale by the placing agent or agents. No assurance can be given as to the sale price that Meadville equity holders would receive for their TTM shares through the dealing facility. The cash proceeds from the sale, net of certain transaction expenses (including any underwriting commission or placing fees, the legal fees of Meadville incurred in connection with the sale of our shares, and transfer taxes), will be remitted to the Meadville shareholders who have elected to participate in the dealing facility. There can be no assurance that the transaction expenses incurred by Meadville, and ultimately borne by the Meadville shareholders electing to use the dealing facility, will be less than the expenses a Meadville shareholder would incur if it were to sell the TTM shares on its own.

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

Sales of a substantial number of shares of our common stock in the public markets following the PCB Combination, or the perception that these sales might occur, and the issuance of a substantial number of shares of our common stock in connection with the PCB Combination (and the special dividend of such shares to Meadville shareholders, or the sale thereof, at the election of Meadville shareholders, to the public through the dealing facility), could cause the market price of our common stock to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

We may not pay dividends on our common stock in the immediate future.

We have not declared or paid cash dividends since 2000. We currently plan to retain any earnings to finance the growth of our business rather than to pay cash dividends on our common stock. Payments of any cash dividends on our common stock in the future will depend on our financial condition, results of operations, and capital requirements as well as other factors deemed relevant by our board of directors. Further, we may enter into credit arrangements and other lending arrangements that prohibit us from paying dividends on our common stock without the consent of our lenders.

Provisions of our Certificate of Incorporation, Bylaws, and Delaware law could delay or prevent a change in control of us and entrench current management.

Our Certificate of Incorporation, our Bylaws, and the Delaware General Corporation Law contain certain provisions that could delay or make more difficult an acquisition of control of our company not approved by our board of directors, whether by means of a tender offer, open market purchases, a proxy context, or otherwise. These provisions have been implemented to enable us to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in the best interests of our company and our stockholders. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of our company even if such a proposal, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board of directors.

Our Certificate of Incorporation and Bylaws provide that our board of directors will be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board of directors will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of our outstanding common stock from obtaining control of our board of directors until our second annual stockholder meeting following the date the acquirer obtains the controlling share interest. The classified board of directors provision could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions.

In addition, our Certificate of Incorporation and Bylaws:

•	authorize our board of directors to issue one or more classes or series of preferred stock and to determine, with respect to any series of preferred stock, the designations, preferences, voting powers, qualifications, special or relative rights, and privileges without any further vote or action by our stockholders;

•	provide that directors may be removed by stockholders only for cause upon the affirmative vote of stockholders holding not less than a majority of the shares entitled to vote;

•	provide that special meetings of stockholders may be called by the chairman of the board of directors, our chief executive officer, a majority of the board of directors, our Secretary, or at the written demand of our stockholders holding at least a majority of all the shares entitled to vote on the proposed issues;

•	establish an advance notice procedure for stockholder proposals to be brought before any annual or special meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected; and

•	provide that provisions of our Certificate of Incorporation and Bylaws, including certain provisions related to directors, annual and special meetings of stockholders, special stockholder notice provisions, and special stockholder voting requirements, may be amended only by the holders of at least 80% of the shares entitled to vote at an annual or special meeting of stockholders.

Section 203 of the Delaware General Corporation Law applies to our company. Section 203 provides that, subject to certain exceptions, a corporation shall not engage in any “business combination” with any “interested shareholder” for a three-year period following the time that such shareholder becomes an interested shareholder unless the following conditions have been satisfied:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

•	at or subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder.

Section 203 generally defines an “interested shareholder” to include, subject to various exceptions, the following:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% of more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; and

•	the affiliates and associates of any such person.

Section 203 generally defines a “business combination” to include the following:

•	any merger or consolidation of the corporation or any majority-owned subsidiary with the interested shareholder, or with any other corporation, partnership, unincorporated association, or other entity if the merger or consolidation is caused by the interested shareholder and as a result of the merger or consolidation the foregoing rules under Section 203 do not apply to the surviving entity;

•	any sale, lease, exchange, mortgage, pledge, transfer, or other disposition of 10% or more of the assets of the corporation with or to an interested shareholder;

•	certain transactions resulting in the issuance or transfer to the interested shareholder of any stock of the corporation or its subsidiaries;

•	certain transactions that would result in increasing the proportionate share of the stock of the corporation or its subsidiaries owned by the interested shareholders; and

•	receipt by the interested shareholder of the benefit, except proportionately as a shareholder, of any loans, advances, guarantees, pledges, or other financial benefits.

Under certain circumstances, Section 203 makes it more difficult for a person that would be an “interested shareholder” to effect various business combinations with a corporation for a three-year period, although a company’s certificate of incorporation or shareholder-adopted bylaws may exempt a corporation from the restrictions imposed by Section 203. Neither our Certificate of Incorporation nor our Bylaws exempt our company from the restrictions imposed by Section 203. We anticipate that the provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if the board of directors approves, prior to the time the acquirer becomes an interested shareholder, either the business combination or the transaction that results in the acquirer becoming an interested shareholder.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. These forward-looking statements include all matters that are not historical facts. This proxy statement/prospectus and documents incorporated by reference contain these types of statements. Words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” “believes,” “may,” “will,” or “should” and words or terms of similar substance used in connection with any discussion of future operating results or financial performance identify forward-looking statements. Also, as examples, forward-looking statements may include statements relating to the benefits of the PCB Combination, including anticipated synergies and cost savings estimated to result from the PCB Combination, and statements relating to future business prospects, revenue, income, and financial condition.

These forward-looking statements involve certain known and unknown risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, but are not limited to, the following factors:

•	the effects of economic cycles and fluctuations in the worldwide demand for electronic products;

•	our ability to successfully integrate our acquisitions;

•	our ability to repay our debt obligations as they come due; and

•	our reliance on a relatively small number of OEMs for a large portion of our net sales.

See also the section entitled “Risk Factors” in this proxy statement/prospectus and the risk factors disclosed in our Quarterly Report on Form 10-Q for the quarter ended September 28, 2009. These risks and uncertainties are not exhaustive. Other sections of this proxy statement/prospectus describe additional factors that could adversely impact the combined company’s business and financial performance. Moreover, the combined company will operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact that these factors will have on the combined company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the uncertainty and any risk resulting from such uncertainty in connection with any forward-looking statement that may be made herein. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus in the case of forward-looking statements contained in this proxy statement/prospectus, or the dates of the documents incorporated by reference into this proxy statement/prospectus in the case of forward-looking statements made in those incorporated documents. You should carefully review this proxy statement/prospectus in its entirety, including, but not limited to, our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the accompanying notes thereto, which are included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and in our Current Report on Form 8-K filed with the SEC on December 15, 2009, and incorporated by reference herein, and the risks described in the section entitled “Risk Factors” in this proxy statement/prospectus. You should also review the description of Meadville’s PCB business in the sections entitled “Information Regarding Meadville’s PCB Operations and the PCB Subsidiaries” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the PCB Business of Meadville,” and the financial statements and the accompanying notes thereto in this proxy statement/prospectus. Except for our ongoing obligation to disclose material information under U.S. federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events, or to report the occurrence of unanticipated events.

We expressly qualify in their entirety all forward-looking statements attributable to us, Meadville, the PCB Subsidiaries, or the combined company, or any person acting on their behalf, by the cautionary statements contained or referred to in this section.

STOCK PRICE AND DIVIDEND INFORMATION

Stock Price Information

Our common stock is listed on the NASDAQ Global Select Market under the symbol “TTMI.” Meadville’s shares are listed on the Stock Exchange of Hong Kong, or HKSE, under the symbol “3313.” As of [ • ], 2010, there were approximately [ • ] holders of record of shares of our common stock and approximately [ • ] holders of record of Meadville shares. The table below sets forth the high and low sales prices per share of TTM common stock and Meadville shares, as reported on the NASDAQ Global Select Market and the HKSE, respectively. Our quarters are based on a 13 week quarter, and Meadville’s quarters are based on a calendar quarter.

					TTM
	Meadville Shares (HK$)				Common Stock (US$)
	High		Low		High		Low

2005
First Quarter		—		—		$11.90		$8.81
Second Quarter		—		—		10.63		7.20
Third Quarter		—		—		8.40		6.20
Fourth Quarter		—		—		9.98		6.70
2006
First Quarter		—		—		$15.45		$9.34
Second Quarter		—		—		17.50		12.42
Third Quarter		—		—		14.62		8.47
Fourth Quarter		—		—		13.34		11.20
2007
First Quarter(1)		$2.40		$1.60		$12.23		$9.15
Second Quarter		2.22		1.69		13.64		8.93
Third Quarter		2.26		1.59		14.24		9.75
Fourth Quarter		2.27		1.80		14.61		10.90
2008
First Quarter		$2.23		$1.66		$11.99		$7.83
Second Quarter		2.23		1.80		15.76		11.43
Third Quarter		1.97		1.41		14.11		9.81
Fourth Quarter		1.72		0.76		10.11		3.76
2009
First Quarter		$0.93		$0.63		$6.70		$3.87
Second Quarter		1.75		0.84		9.76		5.40
Third Quarter		2.11		1.43		11.99		7.85
Fourth Quarter		[ • ]		[ • ]		[ • ]		[ • ]
2010
First Quarter (through [ • ], 2010)	$	[ • ]	$	[ • ]	$	[ • ]	$	[ • ]

(1)	With respect to Meadville, the share price amounts are for dates on and after February 2, 2007, the effective date of the initial public offering of Meadville’s shares.

The following table shows, as of (a) October 29, 2009, the last full trading day of Meadville’s shares before suspension of trading in Meadville’s shares prior to announcement of the PCB Combination; (b) November 13, 2009, the last full trading day of our shares of common stock before announcement of the PCB Combination; and (c) [ • ], 2010, the last practicable day before the date of this proxy statement/prospectus, the closing price per share of our common stock on the NASDAQ Global Select Market and the closing price per Meadville share on the Stock

Exchange of Hong Kong. The table assumes an exchange rate of HK$7.7503 to US$1.00 on October 29, 2009 and HK$[ • ] to US$1.00 on [ • ], 2010.

	TTM
	Common	Meadville
	Stock	Shares
	(US$)	(US$)

October 29, 2009	$10.79	$0.36
November 13, 2009	$11.21	No trading
[ • ], 2010	$ [ • ]	$[ • ]

The market price of our common stock or Meadville’s shares could change significantly. Because the equity component of the consideration to be paid in the PCB Combination will not be adjusted for changes in the market price of our common stock or Meadville’s shares through the closing date of the PCB Combination, the consideration that holders of Meadville shares may receive in the PCB Combination and subsequent special dividend of our shares by Meadville (or the net cash proceeds payable to each Meadville shareholder who elects to have Meadville sell the shares of our common stock that such electing Meadville shareholder would otherwise be entitled to receive in the special dividend on their behalf through the dealing facility) may vary significantly from the market value of our common stock that holders of Meadville shares would have received if the PCB Combination was completed on November 13, 2009, the last full trading day before the announcement of the PCB Combination, or on the date of this proxy statement/prospectus.

Dividend Policies

We have not declared or paid cash dividends on our common stock since 2000. We currently plan to retain any earnings to finance the growth of our business rather than to pay cash dividends on our common stock. Payments of any cash dividends on our common stock in the future will depend on our financial condition, results of operations, and capital requirements as well as other factors deemed relevant by our board of directors. Further, we may enter into credit agreements and other lending arrangements prohibiting us from paying dividends on our common stock without the consent of our lenders.

Since January 1, 2007, Meadville paid cash dividends as follows:

Amount per Share	Date

HK$0.020 (US$0.003)	September 28, 2007
HK$0.040 (US$0.005)	July 2, 2008
HK$0.028 (US$0.004)	September 26, 2008
HK$0.014 (US$0.002)	July 2, 2009
HK$0.015 (US$0.002)	October 6, 2009

Payments of dividends on Meadville shares in the future will depend on the financial condition, results of operations, capital requirements, contractual restrictions, and other factors deemed relevant by Meadville’s board of directors.

Following completion of the PCB Combination, the holders of our common stock will be entitled to receive any dividends as may be declared by our board of directors from funds legally available therefor. The dividend policy of the combined company will be determined by our board of directors.

SPECIAL MEETING OF TTM STOCKHOLDERS

General

We are furnishing this proxy statement/prospectus to holders of our common stock in connection with the solicitation of proxies by our board of directors for use at the special meeting of stockholders to be held on [ • ], 2010 and at any adjournment, postponement, or continuation thereof. This proxy statement/prospectus is first being furnished to our stockholders on or about [ • ], 2010. In addition, this proxy statement/prospectus is being furnished to the Meadville shareholders as a prospectus of TTM in connection with the issuance by us of shares of our common stock to Meadville in connection with the PCB Combination described in this proxy statement/prospectus, and Meadville’s subsequent special dividend of such shares of our common stock to its shareholders or, to the extent a Meadville shareholder so elects, in lieu of the shares of our common stock that such Meadville shareholder would otherwise have been entitled to receive, the net cash proceeds from the sale of such TTM shares sold through the dealing facility established by Meadville.

Date, Time, and Place

The special meeting of our stockholders will be held on [ • ], 2010 at [ • ], Pacific time, at our corporate offices located at 2630 South Harbor Boulevard, Santa Ana, California 92704.

Purpose of the TTM Special Meeting

At the special meeting of our stockholders, and at any adjournment, postponement, or continuation thereof, our stockholders will be asked to consider and vote upon the proposal to approve the issuance of 36,334,000 shares of our common stock in the PCB Combination pursuant to the terms of the stock purchase agreement, and to transact any other business that may be properly brought before the special meeting or any adjournment or postponement thereof.

Board Recommendation

Our board of directors has unanimously approved and we have executed the stock purchase agreement, and our board of directors has unanimously approved the issuance of shares of our common stock in the PCB Combination, and recommends that our stockholders vote “for” approval of the issuance of shares of our common stock in the PCB Combination pursuant to the stock purchase agreement.

Record Date and Outstanding Shares

We have fixed the close of business on [ • ], 2010 as the Record Date for determination of our stockholders entitled to notice of and to attend and vote at the special meeting. As of the close of business on [ • ], 2010, there were [ • ] shares of our common stock outstanding and entitled to vote.

Approval by Holders of TTM Common Stock

Approval of the issuance of shares of our common stock in connection with the PCB Combination requires the affirmative vote of holders of shares representing not less than a majority (greater than 50%) of the votes present in person or represented by proxy at the special meeting and entitled to vote thereon, provided that a quorum consisting of the holders of not less than a majority (greater than 50%) of the votes entitled to be cast by our stockholders is present at the special meeting in person or by proxy.

At the close of business on the Record Date, directors and executive officers of our company beneficially owned and were entitled to vote approximately [ • ]% of the [ • ] shares of our common stock outstanding on that date. Directors and executive officers of Meadville and their affiliates did not beneficially own any of our shares of common stock outstanding on that date.

Votes Required

Holders of our common stock are entitled to one vote for each share of our common stock held at the close of business on the Record Date. Votes will be counted by the inspector of election appointed for the meeting, who will separately count “for” and “against” votes, abstentions, and broker non-votes.

The approval of the issuance of our common stock in the PCB Combination pursuant to the stock purchase agreement requires the affirmative vote of holders of shares representing a majority (more than 50%) of the shares of our common stock represented in person or by proxy and entitled to vote at the special meeting, assuming the presence of a quorum.

The failure of a TTM stockholder to return a proxy or to vote in person will not have the effect of a vote “for” or “against” the PCB Combination, assuming the presence of a quorum.

Quorum, Abstentions, and Broker Non-Votes

A quorum of stockholders is necessary to hold a valid special meeting. A quorum will be present at our special meeting if holders of our shares representing a majority (more than 50%) of the votes entitled to be cast are represented in person or by proxy. If a quorum is not present at the special meeting, we expect that the meeting will be adjourned or postponed to solicit additional proxies. Your shares will be counted towards the quorum only if you submit a valid proxy or vote at the special meeting.

Shares abstaining from the vote on the PCB Combination will have the effect of a vote “against” the proposal. Broker non-votes will not be counted for any purpose in determining whether a proposal has been approved. Abstentions and broker non-votes will be counted towards the quorum requirement. A “broker non-vote” occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner (despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions).

Voting in Person

If you plan to attend the special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name,” which means your shares are held of record by a broker, bank, or other nominee, and you wish to vote at the special meeting, you must bring to the special meeting a proxy from the record holder of the shares authorizing you to vote at the special meeting.

Voting by Proxy

We request that our stockholders complete, date, and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to us. All properly executed proxies that we receive prior to the vote at the special meeting (that have not been revoked) will be voted in accordance with the instructions indicated on the proxies. All properly executed proxies that we receive prior to the vote at the special meeting that do not provide any direction as to how to vote will be voted in accordance with the recommendations of our board of directors.

If your shares are held in street name, you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. Brokers that hold shares of our common stock in street name for a beneficial owner of those shares typically have the authority to vote on “discretionary” matters when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of “non-discretionary” matters without specific instructions from the beneficial owner. If your broker holds your TTM common stock in street name, your broker will vote your shares on the PCB Combination only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker with the proxy statement/prospectus. On non-discretionary matters for which you do not give your broker instructions, the shares will be treated as broker non-votes. Accordingly, our stockholders are encouraged to return the enclosed proxy card marked to indicate their vote as described in the instructions on the proxy card.

Revocation of Proxies

Stockholders may revoke their proxies at any time prior to use by delivering to our Secretary at our principal executive offices, 2630 South Harbor Boulevard, Santa Ana, California 92704, a signed notice of revocation or a later-dated signed proxy, or by attending the special meeting and voting in person. Attendance at the special meeting does not in itself constitute the revocation of a proxy. Stockholders who have instructed their broker to vote their shares must follow their broker’s directions in order to change those instructions. You may also attend the special meeting in person instead of submitting a proxy.

Proxy Solicitation

We will bear the entire cost of solicitation of proxies from our stockholders, including preparation, assembly, printing, and mailing of this proxy statement/prospectus and the proxy card. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries, and custodians holding in their names shares of our common stock beneficially owned by others to forward to such beneficial owners. We may reimburse persons representing beneficial owners of our common stock for their costs of forwarding solicitation materials to such beneficial owners. In addition to solicitation by use of the mails, proxies may be solicited by directors, officers, employees, or agents of our company in person or by telephone or other means of communication. No additional compensation will be paid to directors, officers, or other regular employees of ours for such services.

We have retained The Altman Group to aid in the solicitation of proxies from banks, brokers, nominees, and intermediaries. We will pay The Altman Group a fee of $6,500 for its services, plus we will reimburse The Altman Group for various out-of-pocket and other expenses.

Other Business; Adjournments

We do not expect that any matter other than the proposal presented in this proxy statement/prospectus will be brought before our special meeting. However, if other matters incident to the conduct of the special meeting are properly presented at the special meeting or any adjournment, postponement, or continuation of the special meeting, the persons named as proxies will vote in accordance with their best judgment with respect to those matters.

Adjournments may be made for the purpose of, among other things, soliciting additional proxies.

PROPOSAL TO BE CONSIDERED AND VOTED UPON BY HOLDERS OF
TTM COMMON STOCK AT THE SPECIAL MEETING

The special meeting of our stockholders will be held on [ • ], 2010, at [ • ], Pacific time, to consider the following item of business:

Approval of the Issuance of 36,334,000 Shares of TTM Common Stock

Proposal

We are seeking the approval of our stockholders, as required by Nasdaq Marketplace Rule 5635(a)(1), for the issuance of 36,334,000 shares of our common stock in the PCB Combination as described in this proxy statement/prospectus. Approval of our stockholders of the issuance of those shares is a condition to the obligations of our company and Meadville to effecting the PCB Combination. If the proposal to issue 36,334,000 shares of our common stock is not approved, we cannot effect the PCB Combination under the terms set forth in the stock purchase agreement.

Nasdaq Requirements

Our common stock is listed for trading on the NASDAQ Global Select Market. The Marketplace Rules of the Nasdaq Stock Market require that we obtain the approval of holders of our common stock prior to the issuance of additional shares of our common stock in any transaction if:

1. the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such stock or of securities convertible into or exercisable for common stock; or

2. the number of shares of common stock to be issued is, or will be, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or securities.

As of the Record Date, there were [ • ] shares of our common stock outstanding. In connection with the PCB Combination, we will issue 36,334,000 shares of our common stock, representing an increase of approximately 84% over the number of outstanding shares of our common stock as of November 16, 2009, the date of execution of the stock purchase agreement, and an increase of approximately [ • ]% over the number of outstanding shares of our common stock as of the Record Date.

Impact of Issuance on Existing Stockholders

Existing holders of our common stock will have rights that are equal to those of the holders of the shares of our common stock that would be issued in the PCB Combination, as the shares to be issued in the PCB Combination are the same class of common stock as the class of our common stock currently outstanding. In determining whether to vote for this proposal, stockholders should consider that they are subject to the risk of substantial dilution of their interests that will result from the issuance of shares of our common stock, and that as a result of the issuance of such shares of our common stock, the current stockholders will own a smaller percentage of our outstanding shares of common stock. Meadville or its stockholders would hold approximately 46% of our common stock outstanding after giving effect to the PCB Combination, based on the number of shares of our common stock outstanding on November 16, 2009.

TTM Stockholder Vote Requirement

Approval of the issuance of TTM common stock in connection with the PCB Combination requires the affirmative vote of not less than a majority of the votes present in person or represented by proxy at the special meeting and entitled to vote thereon, provided that a quorum is present at the special meeting.

Recommendation of TTM’s Board of Directors

We cannot complete the PCB Combination under the terms set forth in the stock purchase agreement unless the issuance of our common stock described above is approved by the required vote. The board of directors believes that the PCB Combination is in the best interests of our company and our stockholders, and therefore recommends a vote “for” the proposal described above.

THE PCB COMBINATION

Overview of the PCB Combination

The proposed transaction involves the acquisition by TTM Hong Kong, a wholly owned subsidiary of TTM International, of 100% of the equity interests of the PCB Subsidiaries owned by MTG. MTG is the owner of all of the outstanding capital stock of each of MTG Management (BVI) Limited, MTG PCB (BVI) Limited, MTG PCB No. 2 (BVI) Limited, and MTG Flex (BVI) Limited, and each of those entities is the owner of all or a substantial part of the equity interests of numerous subsidiaries engaged in PCB operations. The PCB Subsidiaries engage in the business of manufacturing and distributing PCBs, including circuit design, quick-turn-around services, and drilling and routing services. TTM Hong Kong is an investment holding company incorporated in Hong Kong and was formed by TTM International solely for the purpose of acquiring the PCB Subsidiaries. TTM Hong Kong has conducted no operations to date. In connection with the proposed PCB Combination, on November 16, 2009 we, TTM International, and TTM Hong Kong entered into a stock purchase agreement with Meadville and MTG that provides for the payment by us at the closing of the PCB Combination of cash consideration of $114,034,328 and the issuance to Meadville, as MTG’s designee, of 36,334,000 shares of our common stock. The cash purchase price and the number of shares of our common stock issuable as consideration for the acquisition of the PCB Subsidiaries will not be adjusted (other than as a result of reclassifications, stock splits, stock dividends, and similar changes effected by us) in the event of fluctuations in the trading price of our common stock or Meadville’s shares through the closing date of the PCB Combination. We would also assume the indebtedness of the PCB Subsidiaries in connection with the PCB Combination.

Concurrent with our purchase of the PCB Subsidiaries, MTG will separately sell its laminate operations to an affiliate of the Principal Shareholders. We will not be a party to Meadville’s sale of its laminate business. Following the closing of the purchase of the PCB Subsidiaries and Meadville’s sale of its laminate operations, Meadville will, subject to certain conditions, distribute to its shareholders by way of special dividend the sale proceeds from the PCB Combination and sale of its laminate operations, including the shares of our common stock issued in connection with the PCB Combination, after which Meadville will be wound up.

As of November 16, 2009, the date of execution of the stock purchase agreement, there were 43,170,990 shares of our common stock outstanding. As of that date, the shares of our common stock to be issued in the PCB Combination represented approximately 84% of the our outstanding capital stock, and based on that number of our shares outstanding, would represent approximately 46% of our outstanding capital stock following completion of the PCB Combination.

The shares of our common stock to be issued in the PCB Combination will be issued from our authorized but unissued shares of common stock. The cash consideration to be paid to Meadville in connection with the transaction will be paid from our cash on-hand, which we have previously deposited in an escrow account pending the closing of the PCB Combination.

Background on the PCB Combination

Our board of directors continually reviews our results of operations and competitive position in the industry in which we operate, as well as our strategic alternatives. In connection with these reviews, we have from time to time evaluated potential transactions that would further our strategic objectives. In addition, we have regularly contacted other PCB companies to discuss areas of possible collaboration, including strategic transactions. In connection with these reviews and discussions, we have from time to time engaged UBS to act as our financial advisor.

The stock purchase agreement and proposed PCB Combination is the culmination of a process that started in early 2007. In March 2007, members of our management team and members of Meadville’s management team met and had initial discussions regarding a potential combination of us and Meadville. However, several months passed following the initial discussions before we took any additional material actions in connection with the potential combination.

During November and December 2007, representatives of UBS discussed acquisition alternatives with us, including presentations to our board of directors with regards to a potential acquisition transaction with Meadville using various financing alternatives and exploration of other Asian-based acquisition targets.

On January 7, 2008, by execution of an engagement letter, we formally engaged UBS as our exclusive financial advisor in connection with a potential acquisition transaction with Meadville.

During January, February, and March of 2008, members of our management team and representatives of Meadville, as well as representatives of UBS, had ongoing discussions regarding a potential combination of our company and Meadville.

On March 28, 2008, our representatives and representatives of Meadville met in Hong Kong. During that meeting our representatives provided Meadville with a preliminary combination proposal.

During April 2008 through September 2008, representatives of our company, Meadville, UBS, and Merrill Lynch (Asia Pacific) Limited, or Merrill Lynch (which had been engaged by Meadville as its financial advisor), had ongoing discussions regarding the terms and conditions of our combination proposal.

On October 14, 2008, we executed a non-disclosure agreement with Meadville. Shortly thereafter, Meadville provided us with access to various diligence-related documents requested by us and our advisors.

During October, November, and December of 2008, we and Meadville engaged in due diligence activities, including review of materials provided by us and Meadville to the other, in-person management meetings, and manufacturing facility visits.

On January 9, 2009, Kent Alder, our Chief Executive Officer and President, and Canice Chung, Meadville’s Executive Director and Chief Executive Officer, agreed to put the combination discussions on hold due to market conditions.

During March 2009, representatives of UBS and Merrill Lynch held calls to discuss the potential combination, and on April 8, 2009, Mr. Alder and Mr. Chung met in Los Angeles, California to recommence discussions relating to the potential combination. Based on those discussions, Mr. Alder agreed to provide Meadville a revised combination proposal, which we subsequently provided to Meadville.

In April, May, and June of 2009, representatives of our company and Meadville, as well as representatives of UBS and Merrill Lynch, had ongoing discussions regarding the terms included in the revised combination proposal.

On June 12, 2009, we and Meadville came to an understanding on the basis on which to proceed with the proposed PCB Combination and agreed to move forward with due diligence, financing, regulatory, and transaction structuring discussions. We, Meadville, and our respective legal and financial advisors agreed to hold a weekly update call to coordinate the various workstreams.

In July 2009, we and Meadville exchanged financial projections.

On July 24, 2009, in contemplation of the proposed PCB Combination, we and Meadville delivered a presentation to potential lenders to the PCB Subsidiaries to secure financing for the PCB Subsidiaries.

During July 2009 through October 2009, we, Meadville, and our respective advisors continued to conduct due diligence relating to the PCB Combination. We, Meadville, and our respective advisors continued to discuss the transaction structure, the regulatory process and issues, and financing term requirements. We and Meadville also continued discussions with potential lenders.

During the months of September and October 2009, we and Meadville began preparing drafts of and negotiating the terms of the definitive agreements to be executed in the PCB Combination.

On October 2, 2009, Meadville provided us with updated financial projections. The following day UBS representatives, members of our management, and Robert Klatell, our Chairman, discussed the updated financial projections provided by Meadville.

During October 2009, we, Meadville, and our respective advisors began to negotiate the terms of the stock purchase agreement, shareholders agreement, registration rights agreement, and sell-down registration rights agreement, and discussed the various disclosure and filing obligations under applicable U.S. and foreign securities laws, antitrust filings, CFIUS requirements, and other regulatory aspects of the proposed PCB Combination.

On October 23, 2009, our board of directors met to discuss the potential PCB Combination and discuss with members of our management team and advisors the status of the various documents to be prepared in connection with the PCB Combination, due diligence activities and status, and regulatory issues.

On October 29 and 30, 2009, Mr. Alder and Mr. Klatell, together with certain of our advisors, met with Meadville representatives and their advisors in Hong Kong to negotiate in person the terms of the stock purchase agreement and shareholders agreement.

At 3:19 p.m. Hong Kong time on October 30, 2009, trading of Meadville’s shares was suspended on the HKSE and an announcement to that effect was released by Meadville in Hong Kong shortly thereafter.

As negotiations between us and Meadville continued, on November 5, 2009, our board of directors met to discuss the PCB Combination with our management team and advisors. Our board of directors was presented with an update on the discussions with Meadville relating to the PCB Combination. Tom Tang, Mai Tang, and Mr. Chung from Meadville also met with our board of directors during a portion of the board meeting.

From November 5, 2009 through November 15, 2009, we, Meadville, and our respective advisors continued to negotiate the terms of the stock purchase agreement, shareholders agreement, registration rights agreement, and sell-down registration rights agreement, and continued work relating to the credit facility to be provided to the PCB Subsidiaries.

On November 15, 2009, our board of directors met. At that meeting, members of our management team reviewed with our board of directors the terms of the transaction, the draft transaction documents that had been previously provided to the board of directors, and related matters, and representatives of UBS reviewed with our board of directors its financial analysis of the PCB Combination. UBS also delivered its oral opinion, subsequently confirmed in writing, that, as of November 15, 2009, and based upon and subject to the factors and assumptions stated in its opinion, the consideration to be paid by us in the PCB Combination was fair, from a financial point of view, to us. At that meeting, our board of directors unanimously approved our execution of the stock purchase agreement.

On November 16, 2009, we, TTM International, TTM Hong Kong, Meadville, and MTG executed the stock purchase agreement. Shortly thereafter, we issued a press release announcing the transaction and filed a current report on Form 8-K relating to the execution of the stock purchase agreement, among other matters.

Reasons for the PCB Combination

We believe that our acquisition of the PCB Subsidiaries will allow us to achieve certain economies of scale necessary for sustainable and profitable growth. The PCB Combination is expected to broaden our product line offering, capture incremental high-volume business from existing and new customers, and expand and diversify our customer base and end markets. We expect that the PCB Combination will enable us to create a one stop global business solution for the combined company’s customers. While the PCB Combination is not motivated by the creation of cost synergies or cost reductions, we expect that the combined PCB business will stand to realize potential synergies, improve utilization of its capital resources, and enhance capital expenditure management. The PCB Subsidiaries have expanded their capacity in recent years to support a growing market demand, and we expect to capitalize on Meadville’s prior investments in the PCB Subsidiaries. We expect that the manufacturing platform of the combined company will enable us to execute our global facility specialization strategy.

Upon completion of the PCB Combination, by combining the leading North American PCB manufacturer with a leading Asian PCB manufacturer, we expect that we will become a leading global PCB manufacturer with high-technology, strong production, and strong research and development capabilities. While the PCB Combination is expected to create a global presence, we expect to retain deep local knowledge in the respective North American and Asian PCB markets. We expect the PCB Combination to strengthen our competitive position by expanding our platform into the critical low-cost Asian regions that complement our existing U.S. footprint. Additionally, we expect that the combined position will allow us to serve the growing Asian market demand, broaden our product line offering, and, due to minimal customer overlap, expand our customer base and end markets. We believe that the long-term potential of the PCB business remains significant and the PCB Combination will allow us to capitalize on what we believe to be a long-term growth opportunity. We also expect to be able to leverage the PCB Subsidiaries’ presence in Asia, marketing capabilities, and distribution networks.

We believe that the combination of our company and the PCB Subsidiaries:

•	will create a leading global PCB company with high-technology capabilities and a highly diversified revenue mix by geography and end-market;

•	will result in a one stop global solution from quick-turn through volume production and a focused facility specialization strategy;

•	will create an opportunity to capture significant incremental volume business from existing and new customers in North America, Europe, the Middle East, and Africa;

•	positions us to serve the growing Asian market demand;

•	results in a global sales force and manufacturing platform;

•	is a combination of entities with complementary footprints, customers, and end-markets;

•	further diversifies our end-market exposure and customer base;

•	results in the creation of operational efficiencies; and

•	combines deep, talented management teams with leading expertise in the U.S. and in the PRC.

Opinion of TTM’s Financial Advisor

On November 15, 2009, at a meeting of our board of directors held to evaluate the proposed PCB Combination, UBS delivered to our board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated November 15, 2009, to the effect that, as of that date and based on and subject to various assumptions, matters considered, and limitations described in its opinion, the approximately 36.3 million shares of our common stock to be issued, together with the approximately $114 million in cash to be paid by us in the PCB Combination, referred to in this section collectively as the “Consideration,” was fair, from a financial point of view, to us.

The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered, and limitations on the review undertaken by UBS. This opinion is attached as Annex C and is incorporated into this proxy statement/prospectus by reference.

Holders of our common stock are encouraged to read UBS’ opinion carefully in its entirety. UBS’ opinion was provided for the benefit of our board of directors in connection with, and for the purpose of, its evaluation of the Consideration from a financial point of view and does not address any other aspect of the PCB Combination. The opinion does not address the relative merits of the PCB Combination or any related transaction as compared to other business strategies or transactions that might be available to the Company or the Company’s underlying business decision to effect the PCB Combination or any related transaction. The opinion does not constitute a recommendation to any stockholder as to how to vote or act with respect to the PCB Combination or any related transaction.

The following summary of UBS’ opinion is qualified in its entirety by reference to the full text of UBS’ opinion.

In arriving at its opinion, UBS, among other things:

•	reviewed certain publicly available business and financial information relating to the PCB Subsidiaries and our company;

•	reviewed certain internal financial data and other data relating to the PCB Subsidiaries and their financial prospects that were provided to UBS by our management and not publicly available, including financial forecasts and estimates for the PCB Subsidiaries prepared by our management that our board of directors directed UBS to utilize for purposes of its analysis;

•	reviewed certain internal financial and other information relating to the business and financial prospects of our company that were provided to UBS by our management and not publicly available, including financial forecasts and estimates prepared by our management that our board of directors directed UBS to utilize for purposes of its analysis;

•	conducted discussions with members of the senior managements of Meadville and our company concerning the business and financial prospects of the PCB Subsidiaries and our company;

•	reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;

•	compared the financial terms of the PCB Combination with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;

•	reviewed current and historical market prices of our common stock;

•	considered certain pro forma effects of the PCB Combination on our financial statements;

•	reviewed a draft, dated November 15, 2009, of the stock purchase agreement; and

•	conducted such other financial studies, analyses, and investigations, and considered such other information, as UBS deemed necessary or appropriate.

In connection with its review, with the consent of our board of directors, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of our board of directors, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of our company or the PCB Subsidiaries, and was not furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, and pro forma effects referred to above, UBS assumed, at the direction of our board of directors, that such forecasts, estimates, and pro forma effects had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of our management as to the future financial performance of our company, the PCB Subsidiaries and such pro forma effects. In addition, UBS assumed, with the approval of our board of directors, that such financial forecasts and estimates would be achieved at the times and in the amounts projected. UBS’ opinion was necessarily based on economic, monetary, market, and other conditions as in effect on, and the information available to UBS as of, the date of its opinion.

At the direction of our board of directors, UBS was not asked to, and it did not, offer any opinion as to the terms, other than the Consideration to the extent expressly specified in UBS’ opinion, of the stock purchase agreement or any related documents or the form of the PCB Combination or any related transaction. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors, or employees of any parties to the PCB Combination, or any class of such persons, relative to the Consideration. UBS expressed no opinion as to what the value of our common stock would be when issued pursuant to the PCB Combination or the price at which shares of our common stock would trade at any time. In rendering its opinion, UBS assumed, with the consent of our board of directors, that (i) the final executed form of the stock purchase agreement would not differ in any material respect from the draft that UBS reviewed, (ii) the parties to the stock purchase agreement would comply with all material terms of the stock purchase agreement, and (iii) the PCB Combination would be consummated in accordance with the terms of the stock purchase agreement without any adverse waiver or amendment of any material term or condition of the stock purchase agreement. UBS also assumed that all governmental, regulatory, or other consents and approvals necessary for the consummation of the PCB Combination would be obtained without any material adverse effect on our company, the PCB Subsidiaries, or the transaction. Except as described above, we imposed no other instructions or limitations on UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion. The issuance of UBS’ opinion was approved by an authorized committee of UBS.

In connection with rendering its opinion to our board of directors, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected companies and the selected transactions analysis summarized below, no company or transaction used as a comparison was identical to our company, the PCB Subsidiaries, or the PCB Combination. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of our company and the PCB Subsidiaries provided by us in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions, and other matters, many of which were beyond our or Meadville’s control. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold or acquired.

The Consideration was determined through negotiation between us and Meadville and the decision by us to enter into the PCB Combination was solely that of our board of directors. UBS’ opinion and financial analyses were only one of many factors considered by our board of directors in its evaluation of the PCB Combination and should not be viewed as determinative of the views of our board of directors or management with respect to the PCB Combination or the Consideration.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with our board of directors on November 15, 2009 in connection with its opinion relating to the proposed PCB Combination. The financial analyses summarized below include information presented in tabular format. In order for UBS’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses. For purposes of the “PCB Subsidiaries Financial Analyses” described below, the term “implied value of the Consideration” refers to the $521.3 million implied value of the Consideration to be paid to purchase the equity of the PCB Subsidiaries based on the cash portion of the Consideration of $114 million and the implied value, utilizing the closing price of TTM common stock on November 13, 2009, of the stock portion of the Consideration of 36.3 million shares of TTM common stock. Implied present values of TTM common stock per share set forth below assume outstanding shares based on the treasury stock method, including potential stock issuances and purchases relating to the conversion of our 3.25% convertible senior notes due May 15, 2015 and the related option and warrant transactions, as more fully described in our Form 10-K for the year ended December 31, 2008 and in our current report on Form 8-K filed with the SEC on December 15, 2009. Unless otherwise stated, the minority interests in the PCB Subsidiaries included in the analyses set forth below were valued at the equity-value-to-net-income multiple resulting from the implied value of the Consideration.

PCB Subsidiaries Financial Analyses

Selected Companies Analysis

UBS compared selected financial data based on the implied value of the Consideration to be paid for the PCB Subsidiaries with corresponding data of the following nine publicly traded PCB companies, including Meadville and our company:

•	Austria Technologie & Systemtechnik AG

•	Compeq Manufacturing Co. Ltd.

•	Elec & Eltek International Co. Ltd.

•	Gold Circuit Ltd.

•	Meadville Holdings Limited

•	Multi-Fineline Electronix Inc.

•	TTM Technologies, Inc.

•	Tripod Technology Corp.

•	Unimicron Technology Corp.

UBS reviewed, among other things, the enterprise values of the selected companies, calculated as equity market value based on closing stock prices on November 13, 2009, plus non-convertible debt at book value, convertible debt at face amount, and minority interests at book value, less cash and cash equivalents and certain minority investments at market value, as multiples of, to the extent publicly available, estimated revenue and estimated earnings before interest, taxes, depreciation, and amortization, referred to as “EBITDA,” for the calendar years 2009 and 2010. UBS also reviewed closing stock prices of the selected companies on November 13, 2009 as a multiple of calendar years 2009 and 2010 estimated earnings per share, referred to as “EPS.” UBS then compared these multiples derived for the selected companies with corresponding multiples implied for the PCB Subsidiaries based on the implied value of the Consideration. Additionally, UBS compared these multiples derived for the selected companies with corresponding multiples implied for our company, using two sets of financial forecasts and estimates for the Company prepared by our management that our management characterized respectively as “GAAP” and “Non-GAAP.” Financial data for the selected companies, including the financial data for Meadville and our company included in the “Selected Companies” data, were based on publicly available research analysts consensus estimates, public filings, and other publicly available information, as of the most recent dates available. Multiples greater than 75.0x or less than zero were regarded as not meaningful and excluded from the analysis. Estimated financial data for the PCB Subsidiaries were based on financial forecasts and estimates prepared by our management. “GAAP” estimates for our company were characterized by our management as having been prepared on a basis consistent with GAAP, and “Non-GAAP” estimates for our company reflect adjustments by our management to EPS to exclude amortization of intangibles, stock-based compensation expense, restructuring expense, non-cash interest expense on convertible debt, amortization of debt issuance costs, and other non-recurring items. This analysis indicated the following implied high, median, mean, and low multiples for the selected companies, as compared to corresponding multiples implied for our company and the PCB Subsidiaries:

									Implied		Implied
									Multiples for		Multiples for
									Company		Company		Implied
									Based on		Based on		Multiples for PCB
									“GAAP”		“Non-GAAP”		Subsidiaries
									Projections		Projections		Based on
	Implied Multiples for								and Closing		and Closing		Implied
	Selected Companies								Stock Price on		Stock Price on		Value of
	High		Median		Mean		Low		November 13, 2009		November 13, 2009		Consideration

Enterprise Value as Multiple of Revenue:
2009E	1.3	x	0.9	x	0.9	x	0.7	x	0.8	x	0.8	x	1.6	x
2010E	1.1	x	0.8	x	0.8	x	0.5	x	0.9	x	0.9	x	1.4	x
Enterprise Value as Multiple of EBITDA:
2009E	6.9	x	5.5	x	5.6	x	4.4	x	7.3	x	7.3	x	7.4	x
2010E	5.2	x	4.8	x	4.7	x	3.8	x	5.6	x	5.6	x	5.8	x
Price per share as Multiple of EPS:
2009E	19.8	x	13.9	x	13.8	x	8.3	x	52.2	x	18.2	x	13.1	x
2010E	14.5	x	11.4	x	11.3	x	6.9	x	14.8	x	11.9	x	8.5x

Selected Transactions Analysis

UBS reviewed transaction values in the following six selected transactions involving PCB companies:

Announcement Date	Acquiror	Target

August 2, 2006	TTM Technologies, Inc.	Tyco Printed Circuit Group
October 10, 2005	Amphenol Corp.	Teradyne TCS Division
April 14, 2005	Merix Corp.	Eastern Pacific Circuits Ltd.
December 9, 2004	Merix Corp.	Data Circuit Systems Inc.
October 13, 2004	Kingboard Chemical Holdings Ltd.	Elec and Eltek International Holdings Ltd.
June 28, 2004	Sanmina-SCI Corp.	Pentex-Schweizer Circuits Ltd.

UBS reviewed, among other things, (i) transaction values in the selected transactions, calculated as the purchase price paid for the target company’s equity, plus debt and minority interests at book value, less cash and cash equivalents, as multiples of, to the extent publicly available, latest 12 months revenue and latest 12 months EBITDA, and (ii) the purchase price paid for the target company’s equity as a multiple of, to the extent publicly available, latest 12 months net income. UBS then compared these multiples derived for the selected transactions with corresponding multiples implied for the PCB Subsidiaries based on the implied value of the Consideration. Multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data for the PCB Subsidiaries were based on financial forecasts and estimates for the 12 months ended June 30, 2009, as prepared by our management. This analysis indicated the following implied high, median, mean, and low multiples for the selected transactions, as compared to corresponding multiples implied for the PCB Subsidiaries:

									Implied Multiples for PCB
									Subsidiaries
	Implied Multiples for								Based on
	Selected Transactions								Implied Value of
	High		Median		Mean		Low		Consideration

Transaction Value as Multiple of:
Latest 12 Months Revenue	1.6	x	1.2	x	1.1	x	0.6	x	1.6	x
Latest 12 Months EBITDA	12.2	x	8.1	x	8.8	x	7.2	x	8.5	x
Equity Value as Multiple of:
Latest 12 Months Net Income	73.3	x	19.0	x	36.1	x	15.9	x	16.9	x

Discounted Cash Flow Analysis

UBS performed a discounted cash flow analysis of the PCB Subsidiaries using financial forecasts and estimates relating to the PCB Subsidiaries prepared by our management. UBS calculated a range of implied present values of the standalone unlevered, after-tax free cash flows that the PCB Subsidiaries were forecasted to generate from January 1, 2010 until December 31, 2014 and of terminal values for the PCB Subsidiaries based on the PCB Subsidiaries’ calendar year 2014 estimated EBITDA. Implied terminal values were derived by applying to our calendar year 2014 estimated EBITDA a range of estimated EBITDA terminal value multiples of 5.0x to 7.0x. Present values of cash flows and terminal values were calculated using discount rates ranging from 9.0% to 11.0%. The discounted cash flow analysis resulted in a range of implied present values of approximately $1.3 billion to $1.8 billion in enterprise value as compared to the implied enterprise value of the PCB Subsidiaries of approximately $1.0 billion corresponding to the implied value of the Consideration.

Company Financial Analyses

Selected Companies Analysis

UBS compared selected financial and stock market data of our company with corresponding data of the selected companies referred to above under “PCB Subsidiaries Financial Analyses — Selected Companies Analysis.”

Discounted Cash Flow Analysis

UBS performed a discounted cash flow analysis of our company using financial forecasts and estimates relating to us prepared by our management. UBS calculated a range of implied present values (as of December 31, 2009) of the standalone unlevered, after-tax free cash flows that we were forecasted to generate from January 1, 2010 until 2014 and of terminal values for our company based on our calendar year 2014 estimated EBITDA. Implied terminal values were derived by applying to our calendar year 2014 estimated EBITDA a range of estimated EBITDA terminal value multiples of 5.0x to 7.0x. UBS calculated present values of cash flows and terminal values using discount rates ranging from 10.0% to 12.0%. The discounted cash flow analysis resulted in a range of implied present values of equity of approximately $12.50 to $16.25 per share of our common stock, as compared to the closing price of our common stock on November 13, 2009 of $11.21.

Pro Forma Discounted Cash Flow Analysis

UBS performed a discounted cash flow analysis of our company, pro forma for the PCB Combination, using financial forecasts and estimates relating to our company and the PCB Subsidiaries prepared by our management. UBS calculated a range of implied present values of the unlevered, after-tax free cash flows that we were forecasted to generate from January 1, 2010 until 2014 and of terminal values for our company based on our calendar year 2014 estimated EBITDA. UBS derived the implied terminal values by applying to our calendar year 2014 estimated EBITDA a range of estimated EBITDA terminal value multiples of 5.0x to 7.0x. Present values of cash flows and terminal values were calculated using discount rates ranging from 9.5% to 11.5%. The pro forma discounted cash flow analysis resulted in a range of implied present values of equity of approximately $14.60 to $21.60 per share of TTM common stock, representing an increase in implied present value of equity per share as compared to the standalone implied present value of equity per share ranging from approximately 18% to 33%.

Pro Forma Accretion/Dilution Analysis

UBS reviewed the potential pro forma effect of the PCB Combination on our calendar year 2010 estimated EPS. Estimated financial data for each of the PCB Subsidiaries and our company were based on financial forecasts and estimates prepared by our management. Based on the implied value of the Consideration, this analysis indicated that the PCB Combination could be accretive to our calendar year 2010 estimated EPS.

Actual results may vary from projected results and the variations may be material.

Miscellaneous

Under the terms of UBS’ engagement, we agreed to pay UBS for its financial advisory services in connection with the PCB Combination an aggregate fee of $7.75 million, a portion of which was payable in connection with UBS’ opinion and a significant portion of which is contingent upon consummation of the PCB Combination. In addition, we agreed to reimburse UBS for its reasonable expenses, including fees, disbursements, and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. In the past, UBS and its affiliates have provided investment banking services to us unrelated to the proposed PCB Combination, for which UBS and its affiliates received compensation, including having acted as joint bookrunner in connection with a convertible note offering we effected in 2008. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of our company and Meadville, and, accordingly, may at any time hold a long or short position in such securities. We selected UBS as our financial advisor in connection with the PCB Combination because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and because of UBS’ familiarity with our company. UBS is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Certain financial information contained in this section constitutes “profit forecasts” under Rule 10 of the Hong Kong Code on Takeovers and Mergers. However, such financial information does not meet the standards for inclusion required by Rule 10 of such code. UBS has not reported on whether the profit forecast information has been prepared by our company with due care and consideration, and KPMG LLP, our independent public accounting firm, has not reported on whether such financial information, so far as the accounting policies and calculations are concerned, has been properly compiled under the Hong Kong Code on Takeovers and Mergers on the basis of the assumptions made. Nevertheless, in view of our obligation to comply with U.S. regulatory requirements, we requested, and the Executive Director of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong has permitted, our inclusion of information in this section that constitutes “profit forecasts” under the Hong Kong Code on Takeovers and Mergers. Our and Meadville’s shareholders and potential investors should exercise caution in placing any reliance on financial information included in this section.

In addition, other of our investors and potential investors who may obtain and read this proxy statement/prospectus from publicly available sources should also exercise caution in placing any reliance on financial information included in this section.

Recommendation of TTM’s Board of Directors

Our board of directors believes that the PCB Combination is fair to and in the best interests of our company and our stockholders and recommends that holders of our common stock vote “for” the issuance of 36,334,000 shares of our common stock in connection with the PCB Combination.

In the course of reaching its decision to approve the PCB Combination and the stock purchase agreement and recommending that the holders of our common stock vote to approve the issuance of shares of our common stock in the PCB Combination, our board of directors consulted various legal and financial advisors and considered a number of factors that it believed supports its decision, including those described above under “The PCB Combination — Reasons for the PCB Combination.”

In connection with its deliberations, our board of directors also considered potential risks associated with the PCB Combination and our business, the PCB Subsidiaries, and the combined company described in the section entitled “Risk Factors,” as well as the following additional potential risks associated with the PCB Combination:

•	the risks and costs to us if the PCB Combination is not completed, including the potential diversion of management and employee attention, potential employee attrition, and the potential effect on business and customer relationships;

•	the risk that holders of shares of our common stock may fail to approve the PCB Combination or that Meadville’s shareholders may fail to approve the PCB Combination;

•	the fact that the cash and stock consideration is a fixed amount, and will not adjust as a result of pre-closing fluctuations in the trading price of our common stock or Meadville’s shares;

•	the fact that we are subject to the remedies of damages and specific performance should we fail to complete the PCB Combination and are in breach of the stock purchase agreement;

•	that the restrictions imposed by the stock purchase agreement on the conduct of our business prior to completion of the PCB Combination, requiring us to conduct our business only in the ordinary course and imposing additional specific restrictions, may delay, limit, or prevent us from undertaking business opportunities that may arise during that period;

•	the risk that applicable regulatory bodies would not approve the PCB Combination; and

•	the fees and expenses associated with completing the PCB Combination.

Our board of directors concluded that, on balance, the potential benefits to us and our stockholders of the transactions contemplated by the stock purchase agreement outweighed the potential disadvantages and risks associated with the PCB Combination. The foregoing discussion of the information and factors considered by our board of directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluations, our board of directors did not find it practicable to, and did not quantify or otherwise assign relative weight to, any specific factors considered in reaching its determination. Instead, our board of directors conducted an overall analysis of the factors described above, among others, including summaries of discussions of our management with our legal, financial, accounting, tax, and other advisors and made its determination based on the totality of the information provided. In considering the factors described above, individual directors may have given different weight to different factors.

Conditions to Completion of the PCB Combination

Our and Meadville’s obligation to complete the PCB Combination is subject to the satisfaction or waiver of various conditions, including the following:

•	the waiting period applicable to the transactions under the Hart-Scott-Rodino Act and applicable foreign antitrust regulations shall have expired or been terminated, and all other approvals, clearances, filings, or waiting periods or consents of government entities (including the applicable governmental entities of the PRC) required under antitrust laws shall have expired or been made or received;

•	either (i) CFIUS shall have provided notice to the effect that review or investigation of the purchase and the other transactions contemplated by the stock purchase agreement and the ancillary agreements has concluded, and that a determination has been made that there are no issues of national security of the United States sufficient to warrant further investigation, or (ii) the President of the United States shall not have taken action to block or prevent the consummation of the acquisition and the other transactions contemplated by the stock purchase agreement and the ancillary agreements and the applicable period of time for the President of the United States to take such action shall have expired;

•	our registration statement on Form S-4 registering the sale of our shares of common stock to be issued in the PCB Combination, of which this proxy statement/prospectus is a part, shall have become and remain effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order;

•	we and Meadville shall have each received the requisite approvals of our respective shareholders;

•	there shall not have been overtly threatened or pending any suit, action, or proceeding by any government entity seeking to restrain or prohibit the consummation of the PCB Combination;

•	all conditions to the separate sale by Meadville of its laminate business shall have occurred, other than (i) the condition that the closing of the PCB Combination shall have become unconditional, and (ii) any condition which can only be satisfied on the closing of the sale of Meadville’s laminate business;

•	the credit agreement shall have been executed and effective, and all conditions relating to the drawdown under the credit agreement that are capable of being satisfied or fulfilled prior to the closing of the PCB Combination shall have been duly performed or waived, and all conditions precedent relating to the drawdown to be fulfilled after the closing of the PCB Combination must remain capable of being fulfilled;

•	we shall have entered into the registration rights agreement relating to the shares of our stock issuable in the PCB Combination and the sell-down in the dealing facility of certain of our shares issued in the PCB Combination within four weeks following the execution of the stock purchase agreement, in a form reasonably satisfactory to Meadville;

•	we shall have entered into a registration rights agreement with the Principal Shareholders on or prior to the closing of the PCB Combination granting them certain rights to require us to register our shares of common stock issued in the PCB Combination and distributed to them, in a form reasonably satisfactory to Meadville;

•	no law enjoining the transaction or prohibiting or limiting the ownership of the PCB Subsidiaries shall be in effect;

•	there shall not have occurred, since the date of the stock purchase agreement, and neither the board of directors of Meadville, MTG, nor we shall have approved or recommended, any offer or proposal contemplating, and neither Meadville, MTG, nor us shall have entered into any agreement providing for, certain change of control transactions involving Meadville, MTG, or us;

•	each party’s representations and warranties shall be accurate, subject to certain qualifications and exceptions;

•	each party shall be in compliance in all material respects with its undertakings, covenants, and contractual obligations under the stock purchase agreement; and

•	there shall not have occurred any change, event, occurrence, or state of facts since the date of the stock purchase agreement that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the other party.

With respect to Meadville’s shareholder approval requirements, closing of the PCB Combination also requires that Meadville’s independent shareholders (which includes all Meadville shareholders other than Mr. Tang and certain of his affiliates) holding at least 75% of the voting power of Meadville’s shares held by those independent shareholders who vote in person or by proxy at Meadville’s shareholders’ meeting approve the PCB Combination and the sale of Meadville’s laminate business, with the number of votes cast against the PCB Combination and the sale of Meadville’s laminate business being not more than 10% of the votes held by all independent shareholders.

For further information relating to the various conditions to closing of the PCB Combination, see the section entitled “The Stock Purchase Agreement and Related Agreements — The Stock Purchase Agreement.”

Expected Timing of the PCB Combination

We and Meadville expect to complete the PCB Combination on the fifth business day after all the conditions to the PCB Combination in the stock purchase agreement are satisfied or waived, including after the receipt of approval of our stockholders of the issuance of shares of our common stock at our special meeting and receipt of approval of Meadville’s shareholders at its special meeting, and the receipt of all required regulatory approvals. We and Meadville currently expect to complete the PCB Combination during the [ • ] quarter of 2010. However, it is possible that factors outside of either company’s control could cause the PCB Combination to be completed at a later time or not at all. The stock purchase agreement provides that the stock purchase agreement may be terminated at any time prior to closing of the PCB Combination if, among other things, the conditions to the effectiveness of the PCB Combination have not been satisfied or waived on or before May 31, 2010 and the party requesting the termination has not willfully breached a covenant in the stock purchase agreement that causes the condition not to occur, provided that either party may extend the termination date to June 30, 2010 if certain of the conditions relating to regulatory approvals have not been satisfied or waived before May 31, 2010.

Consideration Payable in the PCB Combination

The stock purchase agreement provides for the payment by us to Meadville, as MTG’s designee, at the closing of the transaction of cash consideration of $114,034,328 and the issuance to Meadville of 36,334,000 shares of our common stock. In connection with the PCB Combination, we will also assume indebtedness of the PCB Subsidiaries. The number of our shares that we issue and the amount of cash we pay to Meadville will not be adjusted as a result of fluctuations in the trading price of our common stock or Meadville’s shares through the date of closing of the PCB Combination. The shares of our common stock to be issued in the PCB Combination have an aggregate value of approximately $407.3 million based on the closing price of $11.21 per share of our common stock on the NASDAQ Global Select Market on November 13, 2009, the last full trading day immediately prior to the date we announced the execution of the stock purchase agreement.

Shortly after the PCB Combination, Meadville will distribute to its shareholders by way of a special dividend the cash and shares of our common stock to be issued by us to Meadville in the PCB Combination or, to the extent a Meadville shareholder so elects, the shares of our common stock that such electing Meadville shareholder would otherwise have been entitled to receive in the special dividend from Meadville shall be sold by Meadville pursuant to a “dealing facility” and the net cash proceeds of sale thereof will be remitted to the electing Meadville shareholder. Meadville has informed us that fractional shares of our common stock will not be distributed to Meadville’s shareholders in the special dividend to be made by Meadville; instead, such fractional shares will be rounded down to the nearest whole number of shares of our common stock.

Financing of the Cash Portion of the PCB Combination

The purchase price consideration payable by us in the PCB Combination will be financed through our cash on hand. Pursuant to the Hong Kong Code of Takeovers, UBS is required to be satisfied that sufficient financial resources are available to us for the payment in cash of the cash component of the consideration payable by us in the PCB Combination. To this end, we have created a segregated account for the holding and payment of the cash component of the consideration for the PCB Combination, and have deposited the sum of approximately $120.0 million in escrow with JPMorgan Chase Bank, National Association, which amount will remain in the escrow account until paid to Meadville in connection with the PCB Combination or returned to us if the PCB Combination is not consummated. We will also assume the indebtedness of the PCB Subsidiaries in connection with the PCB Combination, including any advances made under the credit facility to be effective upon consummation of the PCB Combination. See the section entitled “The Stock Purchase Agreement and Related Agreements — The Credit Agreement” below.

Material U.S. Federal Income Tax Consequences of the PCB Combination to TTM Stockholders

The issuance of shares of our common stock in connection with the PCB Combination will not be a taxable transaction to our stockholders for U.S. federal income tax purposes. The issuance of shares of our common stock to Meadville shareholders may be a taxable event for U.S. federal income tax and foreign tax purposes, and Meadville shareholders who are subject to U.S. or foreign income taxes are urged to consult their own tax advisors concerning the consequences of participation in the PCB Combination.

Regulatory Approvals Required For the PCB Combination

The completion of the PCB Combination is conditioned upon us and Meadville obtaining various regulatory approvals, described below.

CFIUS and Related Approvals

CFIUS is an interagency committee of the U.S. government established to implement Section 721 of the Defense Production Act of 1950, as amended, including the Foreign Investment and National Security Act of 2007. CFIUS reviews certain proposed foreign acquisitions of interests in U.S. businesses to determine the effect of the transaction on U.S. national security and to address any national security concerns. After the parties to a transaction file a notice with CFIUS, CFIUS has up to 75 days in which either to issue a letter indicating that there are no unresolved national security concerns, or to recommend that the President of the United States make a decision on the transaction. If CFIUS makes such a recommendation to the President, the President would have 15 days to block the transaction or allow it to close. CFIUS can require the parties to enter into a mitigation agreement to address national security concerns.

Two other reviews by the U.S. government are related to the CFIUS process. For certain foreign acquisitions of interests in businesses engaged in classified work for the U.S. Department of Defense, the Defense Security Service acting pursuant to the National Industrial Security Program typically requires that the parties take certain actions to mitigate foreign ownership, control, or influence. Such measures are intended to protect against unauthorized disclosures of classified or other sensitive (including export-controlled) information and technologies as well as other risks to classified work. The measures may affect the corporate governance and operations of all or a portion of the business after closing the transaction, such as requiring the appointment of certain members of the board of directors with national security qualifications and implementing security controls covering access to facilities and personnel. Additionally, approval by the U.S. Department of State may be required for businesses with export-controlled technologies pursuant to the International Trade in Arms Regulations.

We and Meadville agreed that the parties are not required to consummate the PCB Combination until CFIUS and related approvals have been obtained. Together with Meadville, we are working with CFIUS, the Defense Security Service, and the Department of State to obtain these approvals. Such approvals may require that we enter into a mitigation agreement(s) with one or more agencies of the U.S. government.

United States Antitrust Filings

Under the Hart-Scott-Rodino Act and the rules promulgated under that act by the Federal Trade Commission, or FTC, the PCB Combination may not be completed until notifications have been given and information furnished to the FTC and to the Antitrust Division of the Department of Justice and the specified waiting period has been terminated or has expired. We and Meadville’s largest shareholder, Mr. Tang, each filed a notification and report form under the Hart-Scott-Rodino Act with the FTC and the Antitrust Division of the Department of Justice on December 23, 2009. At any time before or after completion of the PCB Combination, the FTC or the Antitrust Division could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin completion of the PCB Combination or seeking divestiture of our assets. The PCB Combination also is subject to review under state antitrust laws and could be the subject of challenges by states or private parties under antitrust laws.

PRC Antitrust Filings

Under the Anti-monopoly Law of China, or AML, and the relevant rules promulgated under the AML, the PCB Combination may not be completed until notifications have been given and information furnished to the Ministry of Commerce of China, or MOFCOM, and the specified waiting period has been terminated or has expired. We filed a notification and report form under the AML with the MOFCOM on December [ • ], 2009. At any time before completion of the PCB Combination, the MOFCOM could take any action under the AML, including seeking to enjoin completion of the PCB Combination or seeking to impose conditions on the PCB Combination, if it decides the PCB Combination is likely to eliminate or restrict competition in the relevant market as a result of completion of the PCB Combination.

Other Foreign Competition Filings

Under the laws of certain foreign countries, a transaction such as the PCB Combination may not be completed until notifications have been given and information furnished to the relevant governmental authority for purposes of allowing such authorities to determine whether or not the combination will have anti-competitive effects and obtaining clearance to complete the PCB Combination. We and Meadville do not currently believe any material foreign regulatory antitrust approvals will be required or advisable in connection with the consummation of the PCB Combination.

Meadville Circular

In addition to this proxy statement/prospectus, Meadville, we, and certain other parties will prepare a joint circular, or the Circular, to be issued to Meadville’s shareholders in accordance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong and the Hong Kong Code on Takeovers and Mergers. The Circular will contain information relating to the PCB Combination and the parties to the PCB Combination, among other information required by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong and the Hong Kong Code on Takeovers and Mergers. The contents of the Circular are subject to the approval of the HKSE and the Corporate Finance Division of the Securities and Futures Commission of Hong Kong.

Other Requirements

Other than those described above and (i) the requirement that this proxy statement/prospectus be filed with the SEC; (ii) the requirement that the SEC declare the registration statement of which this proxy statement/prospectus is a part effective and that we distribute this proxy statement/prospectus as required under the Securities Act and the Exchange Act; (iii) the requirement that we and Meadville make certain other filings under the Exchange Act, pursuant to Nasdaq Stock Market and HKSE rules, and pursuant to applicable securities laws of the PRC; and (iv) the requirement that Meadville file the Circular in accordance with Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong and the Hong Kong Code on Takeovers and Mergers and distribute it to Meadville’s shareholders, neither we nor Meadville are aware of any material federal or state regulatory requirements or approvals that must be complied with or obtained in connection with the PCB Combination.

We cannot predict whether we will obtain all required regulatory approvals to complete the PCB Combination, or whether any approvals will include conditions that would be detrimental to us or the combined company.

Fees and Expenses of the PCB Combination

Whether or not the PCB Combination is completed, all fees and expenses incurred in connection with the stock purchase agreement, the PCB Combination, or the transactions related thereto will be paid by the party incurring such fees and expenses, except that all costs and expenses of Meadville and MTG will be borne by Meadville and MTG for an amount up to HK$40 million (approximately US$5.2 million using an exchange rate of HK$7.7502 to US$1.00, the exchange rate on November 13, 2009, the last full trading day for our shares prior to the announcement of the PCB Combination), with the remaining amount of such costs and expenses, if any, to be borne by the PCB Subsidiaries.

Anticipated Accounting Treatment of the PCB Combination

The acquisition of the PCB Subsidiaries by us in the PCB Combination will be accounted for under the purchase method of accounting in accordance with U.S. GAAP. From the date of the completion of the PCB Combination, the combined company’s results of operations will include the PCB Subsidiaries’ operating results and the PCB Subsidiaries’ assets and liabilities, including identifiable intangible assets, and noncontrolling interest, at fair value with the excess purchase price allocated to goodwill.

Appraisal Rights of Holders of TTM Common Stock

Under Delaware law and our Certificate of Incorporation, our stockholders are not entitled to any rights to seek appraisal of their shares of our common stock or to exercise any “dissenter’s rights” or preemptive rights in connection with the proposal to approve the share issuance to be made in connection with the PCB Combination.

Restrictions on Sales of Shares by Affiliates of Meadville

We anticipate that all shares of our common stock issued to Meadville in connection with the PCB Combination and distributed to shareholders of Meadville will be freely transferable under applicable U.S. securities laws, except as to each recipient of TTM shares that is considered an “affiliate” (as such term is defined in the Securities Act) of either Meadville or us, in which case such affiliates will be permitted to sell the shares of our common stock received in the PCB Combination only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act. We believe that certain of the Principal Shareholders will be affiliates following the PCB Combination. This proxy statement/prospectus does not register the resale of shares of our stock held by affiliates.

Rights Pertaining to the Shares of TTM Common Stock Received in the PCB Combination

The shares of our common stock to be issued in the PCB Combination will be the same class of capital stock as our currently outstanding common stock and thus have rights identical to our currently outstanding shares of common stock. See the section entitled “Comparison of Meadville Shareholder and TTM Stockholder Rights.”

Dividends on TTM Common Stock Received in the PCB Combination

It has not been our policy to declare or pay cash dividends on our common stock. We have not declared or paid cash dividends on our common stock since 2000, and we do not intend to pay any cash dividends in the foreseeable future. Further, our existing credit facilities limit our ability to pay dividends. However, payment of any approved dividend, when determined and payable, will be forwarded to holders of our common stock, or where our common stock is registered in the name of a nominee, in accordance with the routines of such nominee.

Interests of Certain Meadville Directors, Officers, and Affiliates in the PCB Combination

In considering the approval by our board of directors of the stock purchase agreement and the PCB Combination and its recommendation that our stockholders approve the issuance of 36,334,000 shares of our common stock in the PCB Combination, our stockholders and Meadville’s shareholders should be aware that members of Meadville’s board of directors and Meadville’s executive management have relationships, agreements, or arrangements that provide them with interests in the PCB Combination that may be in addition to or different from those of our stockholders. These interests include, among others, employment agreements for key officers, rights to indemnification, and, with respect to the Principal Shareholders and Tang Siblings, the ability to nominate a member of our board of directors. Our board of directors was aware of these relationships, agreements, and arrangements during its deliberations on the merits of the PCB Combination.

Following the closing of the PCB Combination, we expect that the PCB Subsidiaries will continue purchasing laminate and prepregs from the laminate business of Meadville, which we are not acquiring and which will be sold to the controlling shareholder of Meadville or to one or more of such controlling shareholder’s affiliates on the closing date of the PCB Combination. We also expect that the PCB Subsidiaries will continue to lease employee housing and warehouse space from the laminate business of Meadville.

Meadville’s Principal Shareholders beneficially owned approximately [ • ] Meadville shares, or [ • ]% of the total outstanding number of Meadville shares, as of the Record Date. Such shares will be treated similar to all other outstanding Meadville shares in connection with the PCB Combination, except that following the PCB Combination, such shares will be subject to certain voting and transfer restrictions under the shareholders agreement. See the section entitled “The Stock Purchase Agreement and Related Agreements - The Shareholders Agreement.”

Special Dividend by Meadville to its Shareholders

Subject to the satisfaction of certain conditions, Meadville will authorize and make a special dividend in favor of its shareholders of, among other things, the aggregate amount of the sale proceeds received from the sale of the PCB Subsidiaries. The dividend, among other things, will include (a) cash and shares of our common stock, or (b) cash and the net cash proceeds resulting from the sale of shares of our common stock pursuant to a dealing facility (described below) established in connection with the transaction, at the election of the Meadville shareholders. An election form will be provided to the Meadville shareholders with Meadville’s Circular to allow Meadville’s shareholders to make the election. Meadville will also distribute in the special dividend to its shareholders the sale proceeds from the sale of its laminate business, which Meadville is not selling to us.

The dealing facility will be provided by Meadville to its shareholders who have elected to receive cash in lieu of the shares of our common stock that they would otherwise have been entitled to receive. It is currently proposed that the TTM shares included in the dealing facility would be sold by a placement agent or underwriter. The sale price for the TTM shares sold through the dealing facility will not be subject to any minimum or maximum price but will depend on the market price of the TTM shares at the time of the sale and, therefore, the TTM shares may be sold at prices that are substantially lower or higher than the current trading price of the TTM shares.

Su Sih (BVI) Limited, or Su Sih, one of the Principal Shareholders, has indicated that it is considering whether to acquire TTM shares that are sold through the dealing facility referred to above but has not committed to acquire any shares. Any increase in Su Sih’s holding of TTM shares is subject to the maximum holding of our outstanding capital stock as permitted pursuant to the terms of the shareholders agreement described below under the heading “The Stock Purchase Agreement and Related Agreements — The Shareholders Agreement.”

Approval of the PCB Combination by Meadville Shareholders

Consummation of the PCB Combination and the sale of Meadville’s laminate business will require approval by not less than 75% of the votes held by Meadville’s “independent shareholders” who are present and vote in person or by proxy at the meeting of Meadville’s shareholders, with the number of votes cast against the PCB Combination and the sale of Meadville’s laminate business being not more than 10% of the votes attaching to the Meadville shares held by all independent shareholders. All shareholders other than the Principal Shareholders and their affiliates are deemed “independent shareholders” for purposes of the foregoing voting requirements.

Directors and Management of TTM and the PCB Subsidiaries Following the PCB Combination

During the effective period of the shareholders agreement to be executed upon closing of the PCB Combination, the Principal Shareholders and Tang Siblings will be entitled to jointly nominate one individual to our board of directors. Upon completion of the PCB Combination, our board of directors will consist of its current number of directors plus the initial additional director jointly nominated by the Principal Shareholders and Tang Siblings, who will initially be Tom Tang. On the closing date of the PCB Combination, our board of directors will increase the class of directors whose terms expire in 2010 and promptly elect Tom Tang as a director to fill that vacancy. We will be required to use reasonable efforts to cause the election of the Principal Shareholders’ and Tang Siblings’ nominee at each meeting of shareholders at which the class in which he or she sits comes up for election. The other members of our board of directors will remain the same.

Tom Tang is currently Meadville’s Executive Chairman and Group Managing Director, and he joined Meadville in 1991. He is also the Chairman of Meadville’s Executive Committee and is responsible for the leadership of Meadville’s board of directors. Tom Tang is also a director of certain of Meadville’s subsidiaries, including some of the PCB Subsidiaries. He has served as the honorary chairman of Hong Kong Printed Circuit

Association Limited since 2005 and is the chairman of The Hong Kong Exporters’ Association, The Hong Kong Standards and Testing Centre Limited, and The Hong Kong Safety Institute Limited. He is also a board member of Hong Kong Science and Technology Parks Corporation, a council member of Hong Kong Trade Development Council, an advisory committee member of Innovation and Technology Advisory Committee of Hong Kong Trade Development Council, and a vice chairman of HK Wuxi Trade Association Limited. Since 2008, he has been a member of Shanghai & Wuxi Committee of The Chinese People’s Political Consultative Conference. He holds a degree of Master of Business Administration from New York University.

The director nominated by the Principal Shareholders and Tang Siblings, to the extent not an employee of the company, will be entitled to receive compensation as a member of our board of directors. Currently, our non-employee directors receive the following compensation: an annual cash retainer of $24,000, a $1,500 payment per board meeting, a $750 payment for each committee meeting, and reimbursement of expenses relating to the board meetings. Upon initial election, each non-employee director receives an option to purchase 20,000 shares of our common stock. The options provided to the non-employee directors expire on the grant date’s tenth anniversary and vest over a four-year period. At each annual meeting of stockholders, each non-employee director who has served as a director for the previous six months receives restricted stock units having a fair value on the award date of $60,000. The restricted stock units awarded to the non-employee directors vest over one year and delivery of the underlying shares of common stock is deferred until one year after retirement from our board of directors. If the person nominated by the Principal Shareholders and Tang Siblings to be one of our directors is not one of our employees, he or she will be eligible to receive the foregoing compensation. If, however, such nominee is an employee of our company, he or she would not be entitled to the compensation payable to our non-employee directors. As Tom Tang would be considered an employee director, he would not be entitled to receive the compensation we pay to our non-employee directors.

With respect to each of the PCB Subsidiaries, the Principal Shareholders and Tang Siblings will be entitled to jointly nominate directors comprising a majority of the board of each of such company; provided, however, that the appointment of new directors to the boards of any of the PCB Subsidiaries organized under the laws of the PRC will be subject to the procedural and substantive requirements of PRC law.

Upon completion of the PCB Combination, we expect that our Chief Executive Officer (currently Mr. Alder) will continue to serve as our Chief Executive Officer and that Meadville’s Executive Chairman and Group Managing Director (currently Tom Tang) will retain his senior executive position with the PCB Subsidiaries.

Further information concerning our directors and officers and our executive compensation is contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and our Proxy Statement for our 2009 Meeting of Stockholders, and is incorporated herein by reference. See the section entitled “Where You Can Find More Information.”

Indemnification

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling our company, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

NASDAQ Listing and Trading

We will apply to have the shares of our common stock to be issued in the PCB Combination approved for listing on the NASDAQ Global Select Market, where our common stock is currently traded. As of the closing of the PCB Combination, we expect that all of the shares of our common stock issued in the PCB Combination will have been approved for listing on the NASDAQ Global Select Market. Trading on the NASDAQ Global Select Market is conducted in U.S. Dollars. Following the PCB Combination and special dividend by Meadville of our common stock, Meadville shareholders who receive shares of our common stock and wish to trade their shares on the NASDAQ Global Select Market should contact such shareholder’s financial or brokerage institution for assistance in making the necessary arrangements. Certain limitations may apply to making such arrangements. Meadville shareholders who become holders of our common stock are responsible for and must bear all costs arising in connection with the above arrangements.

SEC Reports and Reporting Requirements

As a U.S. public company registered under the Exchange Act and whose common stock is listed on the NASDAQ Global Select Market, we are, and we will continue to be, subject to current quarterly and annual financial reporting requirements and we file, and will continue to file, public reports with the SEC that are accessible (in English) on our website at www.ttmtech.com and at the SEC’s website at www.sec.gov.

All of our stockholders who, directly or indirectly, own more than 5% of the total outstanding shares of our common stock are required to report such ownership to the SEC pursuant to the Exchange Act. These filings are made public by the SEC. Also, directors, certain officers, and holders of 10% or more of our common stock are subject to the insider trading reporting requirements of Section 16 of the Exchange Act.

THE STOCK PURCHASE AGREEMENT AND RELATED AGREEMENTS

This section of the proxy statement/prospectus provides a summary of the stock purchase agreement, which is the definitive agreement governing the PCB Combination, and certain other agreements relating to the PCB Combination. This summary, however, may not contain all of the information that is important to you. We urge you to read carefully the stock purchase agreement, which appears as Annex A to this proxy statement/prospectus and is incorporated herein by reference, as it is the primary legal document governing the PCB Combination. The form of shareholders agreement appears as Annex B to this proxy statement/prospectus.

The agreements included in Annex A and Annex B to this proxy statement/prospectus contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate, (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws, and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the applicable agreement.

The stock purchase agreement and form of shareholders agreement have been included to provide you with information regarding their terms. It is not intended to provide any other factual information about us or Meadville. Such information can be found elsewhere in the proxy statement/prospectus and in the other public filings we make with the SEC, which are available without charge at www.sec.gov, and that Meadville publishes on the websites of the Securities and Futures Commission of Hong Kong at www.sfc.hk and the HKSE at www.hkex.com.hk.

The Stock Purchase Agreement

Overview

On November 16, 2009, we, TTM International, and TTM Hong Kong entered into the stock purchase agreement with Meadville and MTG. Pursuant to the stock purchase agreement, we agreed to acquire all of the shares of capital stock of the PCB Subsidiaries owned by MTG in exchange for $114,034,328 in cash and 36,334,000 shares of our common stock, plus our assumption of the outstanding debt of the PCB Subsidiaries. The stock purchase agreement contemplates our acquisition from MTG of all of the outstanding equity interests of each of MTG Management (BVI) Limited, MTG PCB (BVI) Limited, MTG PCB No. 2 (BVI) Limited, and MTG Flex (BVI) Limited, and by virtue of acquiring those entities we would be acquiring those entities’ interests in their various subsidiaries engaged in PCB operations. The stock purchase agreement does not provide for an adjustment in the number of shares of our common stock to be issued to Meadville in the PCB Combination in the event of a fluctuation in the market value of our common stock or Meadville’s shares through the closing date of the PCB Combination. The stock purchase agreement contains customary representations and warranties made by Meadville and MTG to us, TTM International, and TTM Hong Kong, and by us, TTM International, and TTM Hong Kong to Meadville and MTG, though none of those representations and warranties survive the closing of the PCB Combination. The stock purchase agreement also includes various covenants on the part of the parties to the stock purchase agreement.

Representations and Warranties of the Parties

The stock purchase agreement contains representations and warranties made by Meadville and MTG to us, TTM International, and TTM Hong Kong. These representations and warranties are made by Meadville and MTG “jointly and severally,” meaning each of them makes them with respect to itself and the other party making the representations and warranties. The representations and warranties are subject in some cases to specified exceptions and qualifications set forth in the stock purchase agreement. Many of the representations and warranties of the parties are qualified by a material adverse effect standard, with the definition of “material adverse effect” varying based on the applicable party. The representations and warranties will expire upon completion of the PCB Combination.

Representations and Warranties of Meadville and MTG

The stock purchase agreement contains representations and warranties made by Meadville and MTG relating to a number of matters, including the following:

•	the organization and qualification of Meadville and MTG under applicable corporate and related laws;

•	the ownership of the capital stock of the subsidiaries of each of Meadville and MTG;

•	the corporate authority of Meadville and MTG to enter into the stock purchase agreement and each of the agreements ancillary to the stock purchase agreement;

•	the binding nature of the stock purchase agreement as to Meadville and MTG;

•	the consents and approvals that Meadville and/or MTG must obtain in connection with the proposed transaction, and any waivers that are required in connection therewith;

•	any conflicts that may result from Meadville and/or MTG entering into the stock purchase agreement and any ancillary agreements;

•	the finders’ fees payable by Meadville and/or MTG in connection with the transaction;

•	matters pertaining to the Hart-Scott-Rodino Act;

•	any outstanding litigation relating to Meadville and MTG that would prevent the consummation of the transactions contemplated by the stock purchase agreement and any agreements ancillary to the stock purchase agreement;

•	compliance of Meadville’s public filings with Meadville’s governing instruments and applicable law;

•	the accuracy of information provided by Meadville, MTG, the Principal Shareholders, the Tang Siblings, or any of their respective affiliates, to us; and

•	the accuracy of information provided by Meadville, MTG, the Principal Shareholders, the Tang Siblings, or any of their respective affiliates in any filings with governmental entities.

Representations and Warranties of the PCB Subsidiaries

The stock purchase agreement also contains representations and warranties made to us, TTM International, and TTM Hong Kong by Meadville and MTG, jointly and severally, pertaining to the PCB Subsidiaries. These representations and warranties relate to, among other things:

•	the organization and qualification of the PCB Subsidiaries under applicable corporate and related laws;

•	the capitalization of the PCB Subsidiaries, and any special rights relating to outstanding equity securities, such as rights of first refusal, put and call options, repurchase rights, and other characteristics of the equity interests of the PCB Subsidiaries;

•	the consents and approvals that the PCB Subsidiaries must obtain in connection with the proposed transaction, any waivers that are required, and board and shareholder approval requirements for the transaction;

•	any conflicts that may result from the PCB Subsidiaries entering into the stock purchase agreement and any ancillary agreements;

•	the accuracy of financial statements delivered to us and their basis of presentation, the standard of maintenance of books and records maintained by the PCB Subsidiaries, and the PCB Subsidiaries’ internal controls over financial reporting;

•	outstanding litigation relating to the PCB Subsidiaries;

•	certain matters relating to taxes prepared and filed by the PCB Subsidiaries;

•	employee benefits provided to employees of the PCB Subsidiaries, labor agreements, and other labor and labor compliance related matters;

•	permits and licenses that the PCB Subsidiaries may be required to maintain under applicable laws;

•	environmental matters;

•	the ownership of intellectual property by the PCB Subsidiaries, and certain matters relating to infringement, misappropriation, and other aspects of intellectual property ownership, licensing, or use;

•	contracts to which the PCB Subsidiaries are a party, and the effectiveness of those contracts;

•	the absence of the occurrence of certain events with respect to the business of the PCB Subsidiaries since the date of the most recent financial statements of the PCB Subsidiaries delivered to us prior to execution of the stock purchase agreement, and the absence of certain liabilities of the PCB Subsidiaries other than those included in those financial statements;

•	certain matters related to real property owned or leased by the PCB Subsidiaries;

•	the sufficiency of assets owned or used by the PCB Subsidiaries in the operation of their businesses;

•	compliance by the PCB Subsidiaries with applicable law;

•	insurance maintained by the PCB Subsidiaries;

•	approval by the board of directors and shareholders of Meadville and MTG, as applicable;

•	the existence of finders’ fees payable by the PCB Subsidiaries in connection with the transaction;

•	arrangements that exist between the PCB Subsidiaries and any affiliates of the PCB Subsidiaries, MTG, and Meadville; and

•	the customers and suppliers of the PCB Subsidiaries.

Representations and Warranties of TTM, TTM International, and TTM Hong Kong

The stock purchase agreement also contains representations and warranties made by us, TTM International, and TTM Hong Kong to Meadville and MTG, jointly and severally. These representations and warranties relate to, among other things, the following:

•	the organization and qualification of us and each of our controlled affiliates under applicable corporate and related laws;

•	our ownership of the capital stock of our subsidiaries;

•	our corporate authority and the corporate authority of TTM International and TTM Hong Kong to enter into the stock purchase agreement and each of the agreements ancillary to the stock purchase agreement;

•	any conflicts that may result from us, TTM International, and TTM Hong Kong entering into the stock purchase agreement and any ancillary agreements;

•	the binding nature of the stock purchase agreement as to us, TTM International, and TTM Hong Kong;

•	the consents and approvals that we, TTM International, and TTM Hong Kong must obtain in connection with the PCB Combination, and any waivers that are required in connection therewith;

•	the due and valid authorization of the issuance of the shares of our common stock to be issued pursuant to the stock purchase agreement, and valid issuance of and title to those shares when issued;

•	the accuracy of the reports and other filings made by us with the SEC, and the accuracy of the information to be included in this proxy statement/prospectus, the information provided by us for incorporation into Meadville’s Circular, or to be filed with any government entity;

•	the absence of the occurrence of certain events with respect to our and our subsidiaries’ businesses since the date of our most recent financial statements we delivered to Meadville prior to execution of the stock purchase agreement, and the absence of certain liabilities other than those included in those financial statements;

•	our financial capability to fund the cash purchase price and to pay all fees and expenses required to be paid by us under the stock purchase agreement;

•	our acknowledgement that the certificates of the equity interest in the PCB Subsidiaries will contain legends stating that such equity interests have not been registered under the Securities Act and may not be transferred by us without an effective registration or pursuant to an exemption under the Securities Act;

•	legends that may be included on the stock certificates representing equity interests in the PCB Subsidiaries;

•	the accuracy of information we provide to Meadville for inclusion in its Circular;

•	the accuracy of information we supply for inclusion in any filing with any governmental entity;

•	the existence of finders’ fees payable by us, TTM International, and TTM Hong Kong in connection with the PCB Combination;

•	outstanding, pending, or threatened litigation relating to us or any of our controlled affiliates;

•	permits and licenses that we and our controlled affiliates may be required to maintain under applicable laws;

•	certain environmental matters;

•	the ownership of intellectual property by us and our controlled affiliates, and certain matters relating to infringement, misappropriation, and other aspects of intellectual property ownership, licensing, or use;

•	compliance by us and our controlled affiliates with applicable law;

•	certain matters relating to taxes prepared and filed by us and our controlled affiliates;

•	employee benefits provided to our employees and the employees of our controlled affiliates, labor agreements, and other labor and labor compliance related matters;

•	contracts to which we or any of our controlled affiliates are a party, and the effectiveness of those contracts;

•	certain matters related to real property owned or leased by us and our controlled affiliates, and the sufficiency of assets owned or used by us and our controlled affiliates in the operation of our businesses;

•	insurance maintained by us or our controlled affiliates;

•	any arrangements that exist between us or any of our affiliates; and

•	our and our controlled affiliates’ customers and suppliers.

Survival of Representations and Warranties; Indemnification

The representations and warranties made by the parties to the stock purchase agreement will not survive the closing of the PCB Combination. Accordingly, the stock purchase agreement omits provisions relating to indemnification by any party for the breach or inaccuracy of any representation or warranty set forth in the stock purchase agreement.

The representations and warranties in the stock purchase agreement are complicated and not easily summarized. You are urged to read carefully and in their entirety the sections of the stock purchase agreement entitled “Representations and Warranties Relating to Seller Parties,” “Representations and Warranties Relating to the Transferred Entities and the PCB Business,” and “Representations and Warranties Relating to Buyer Parties,” in Annex A to this proxy statement/prospectus.

Covenants of the Parties

Conduct of the Business of the PCB Subsidiaries

During the period from the date of execution of the stock purchase agreement on November 16, 2009 and through the earlier of the closing date of the PCB Combination and the termination of the stock purchase agreement, subject to various exceptions or except as we may otherwise consent in writing, Meadville and MTG are required to cause each of the PCB Subsidiaries to (a) conduct its business in the ordinary course of business in all material respects consistent with past practice, and (b) use commercially reasonable efforts to preserve intact its business and operations and retain present officers. Further, subject to certain exceptions or as consented to by us, from the date of the stock purchase agreement to and through the closing date of the PCB Combination, Meadville and MTG may not, and must cause the PCB Subsidiaries not to, do any of the following:

•	acquire any business that would be included in the PCB Subsidiaries by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in a transaction or series of related transactions, or enter into any contract, letter of intent, or similar arrangement (whether or not enforceable) with respect to the foregoing or, with respect to any PCB Subsidiary, adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;

•	take any action or enter into any agreement or transaction, or cause any person or entity to, directly or indirectly, take any action or enter into any agreement or transaction, that would prevent, materially delay, or impair the consummation of the transactions contemplated by the stock purchase agreement or any of the shareholders agreement, registration rights agreement, sell-down registration rights agreement, or other agreements ancillary to the PCB Combination;

•	sell, lease, license (other than ordinary course intellectual property licenses), transfer, pledge, charge, convey, assign, mortgage, or otherwise dispose of any material properties or assets, tangible or intangible, of any PCB Subsidiary, other than inventory in the ordinary course of business and obsolete or non-used assets or rights or with a fair market value not in excess of $10,000,000 in the aggregate, subject to certain exceptions;

•	other than transactions between or among the PCB Subsidiaries or between or among Meadville or MTG and any PCB Subsidiary or any of their respective subsidiaries, issue, sell, deliver, pledge, charge, transfer, dispose of, or encumber (i) any capital stock of any PCB Subsidiary, or (ii) any equity rights in respect of, security convertible into, exchangeable for, or evidencing the right to subscribe for or acquire either any securities convertible into or exchangeable for, or evidencing the right to subscribe for or acquire, any shares of the capital stock of any PCB Subsidiary;

•	amend, cancel, waive, modify, or otherwise dispose of or permit to lapse any rights in any material intellectual property used in connection with the business of the PCB Subsidiaries, other than such intellectual property that is no longer used in connection with the business of the PCB Subsidiaries;

•	except as required by the terms of any benefit and compensation arrangement in effect as of the date of the stock purchase agreement and disclosed to us, (i) hire any person to become an employee or individual independent contractor of the PCB Subsidiaries with annual compensation in excess of $250,000, (ii) terminate, adopt, or amend any benefit and compensation arrangement, (other than any amendment, termination, or adoption that does not materially impact any of the employees of the PCB Subsidiaries), (iii) terminate any employee with annual compensation in excess of $250,000 (except for cause), or (iv) grant or agree to grant or accelerate the time of vesting or payment of awards held by any of the employees under any benefit and compensation arrangement, and, with respect to clauses (i) through (ii) of the foregoing, except in the ordinary course of business consistent with past practices;

•	pay, discharge, settle, or satisfy any claims, actions, arbitrations, disputes, or other proceedings (absolute, accrued, asserted or unasserted, contingent, or otherwise) that would result in any PCB Subsidiary being enjoined, except as would not, individually or in the aggregate, have a material adverse effect;

•	except as contemplated by the stock purchase agreement or the agreements ancillary to the stock purchase agreement, amend in any material respect any provision of the organizational documents of any PCB Subsidiary or of any term of any outstanding security issued by any PCB Subsidiary;

•	with respect to indebtedness that will remain outstanding following the closing of the PCB Combination, incur, assume, or guarantee (including by way of any agreement to “keep well” or of any similar arrangement) or cancel or waive any claims under any indebtedness or other claims or rights of substantial value or amend or modify the terms relating to any such indebtedness, claims, or rights, except for any such incurrences, assumptions, or guarantee of indebtedness or amendments of the terms of such indebtedness in the ordinary course of business consistent with past practices involving an aggregate amount not exceeding $10,000,000;

•	make any distribution (whether in cash, stock, equity rights, or property) or declare, pay, or set aside any dividend with respect to, or split, combine, redeem, reclassify, purchase, or otherwise acquire, directly or indirectly, any capital stock of any of the PCB Subsidiaries or make any other changes in the capital structure of any of the PCB Subsidiaries; or

•	authorize or enter into any contract or commitment with respect to any of the foregoing items.

Conduct of the Business of TTM

During the period from the date of the stock purchase agreement on November 16, 2009 to and through the earlier of the closing date of the PCB Combination and the termination of the stock purchase agreement, subject to certain exceptions or as Meadville may otherwise consent in writing, we must (a) conduct our businesses in the ordinary course of business in all material respects consistent with past practice, and (b) use commercially reasonable efforts to preserve intact our business and operations and retain present officers. Further, subject to certain exceptions or as consented to by Meadville, we may not, and must cause our controlled affiliates not to, do any of the following:

•	acquire any business by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in a transaction or series of related transactions, or enter into any contract, letter of intent, or similar arrangement (whether or not enforceable) with respect to the foregoing, or (ii) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;

•	take any action or enter into any agreement or transaction, or cause any person or entity to, directly or indirectly, take any action or enter into any agreement or transaction, that would prevent, materially delay, or impair the consummation of the transactions contemplated by the stock purchase agreement or any of the shareholders agreement, registration rights agreement, sell-down registration rights agreement, or other agreements ancillary to the PCB Combination;

•	sell, lease, license (other than ordinary course intellectual property licenses), transfer, pledge, charge, convey, assign, mortgage, or otherwise dispose of any material properties or assets, tangible or intangible, of us or any of our subsidiaries, other than inventory in the ordinary course of business and obsolete or non-used assets or rights or with a fair market value not in excess of $10,000,000 in the aggregate, subject to certain exceptions, provided, however, that we and our subsidiaries are permitted to sell our Redmond, Washington; Dallas, Oregon; Hayward, California; and Los Angeles, California production facilities;

•	other than (i) transactions between or among us or any of our subsidiaries, (ii) issuance of equity rights relating to 1,000,000 shares of our common stock to our employees under any of our benefit and compensation arrangements in the ordinary course of business consistent with past practice, (iii) issuance of our common stock in the ordinary course of business consistent with past practice, upon the exercise of equity rights issued to our employees under any of our benefit and compensation arrangements on their normal vesting date and in accordance with the terms of ordinary issuance (and not as a result of any acceleration or vesting thereof), (iv) issuance of our capital stock upon the conversion of our convertible indebtedness outstanding as of the date of the stock purchase agreement and pursuant to and in accordance with their existing terms as set forth in reports we have filed with the SEC, and (v) issuance of our capital stock with the prior approval of Meadville (such approval not to be unreasonably withheld or delayed; provided, however, that in no circumstances shall we be obligated to approve any issuance of capital stock at below market value), issue, sell, deliver, pledge, charge, transfer, dispose of, or encumber (x) any of our capital stock or any capital stock of our controlled affiliates, or (y) any equity rights in respect of, security convertible into, exchangeable for, or evidencing the right to subscribe for or acquire either any securities convertible into or exchangeable for, or evidencing the right to subscribe for or acquire, any shares of our capital stock or the capital stock of any of our controlled affiliates;

•	amend, cancel, waive, modify, or otherwise dispose of or permit to lapse any rights in any material intellectual property held by us or any of our controlled affiliates;

•	except as required by the terms of any of our benefit and compensation arrangements in effect as of the date of the stock purchase agreement and disclosed to Meadville, (i) hire any person to become an employee or individual independent contractor of ours or any of our subsidiaries with annual compensation in excess of $250,000, (ii) terminate, adopt, or amend any benefit and compensation arrangement, (iii) terminate any employee with annual compensation in excess of $250,000 (except for cause), or (iv) grant or agree to grant or accelerate, or cause an acceleration of, through the time of vesting or payment of awards held by any of our employees under any of our benefit and compensation arrangements, and, with respect to clauses (i) through (ii) of the foregoing, except in the ordinary course of business consistent with past practices;

•	pay, discharge, settle, or satisfy any claims, actions, arbitrations, disputes, or other proceedings (absolute, accrued, asserted or unasserted, contingent or otherwise) resulting in any of our or any of our controlled affiliates being enjoined, except as would not, individually or in the aggregate, have a material adverse effect;

•	except as contemplated by the stock purchase agreement or any agreements ancillary to the stock purchase agreement, or as required by any agreement or measure required to obtain approvals from government entities, amend in any material respect any provision of any organizational document of our or any of our any of our controlled affiliates or of any term of any outstanding security issued by us or any of our controlled affiliates;

•	with respect to indebtedness, incur, assume, or guarantee (including by way of any agreement to “keep well” or of any similar arrangement) or cancel or waive any claims under any indebtedness or other claims or rights of substantial value or amend or modify the terms relating to any such indebtedness, claims, or rights, except for any such incurrences, assumptions, or guarantee of indebtedness or amendments of the terms of such indebtedness in the ordinary course of business consistent with past practices involving an aggregate amount not exceeding $10,000,000;

•	make any distribution (whether in cash, stock, equity rights, or property) or declare, pay, or set aside any dividend with respect to, or split, combine, redeem, reclassify, purchase, or otherwise acquire directly, or indirectly, any of our capital stock or make any other changes in our capital structure; or

•	authorize or enter into any contract or commitment with respect to any of the foregoing items.

Other Covenants

The stock purchase agreement contains a number of other covenants, including covenants relating to the following:

•	subject to certain confidentiality obligations, the provision of access to relevant information, including books and records of the parties;

•	preparation and filing of applicable tax returns;

•	allocation of the purchase price delivered by us in the PCB Combination among the PCB Subsidiaries in the manner specified in the stock purchase agreement;

•	execution and delivery by the parties of each of the shareholders agreement, registration rights agreement, sell-down registration rights agreement, or other agreements ancillary to the PCB Combination;

•	preparation of Meadville’s Circular, submission of the Circular to appropriate governmental authorities, delivery of the Circular, and holding of Meadville’s special meeting of its shareholders;

•	preparation of our registration statement on Form S-4, of which this proxy statement/prospectus is a part, filing of the Form S-4 with the SEC, and holding of a special meeting of our stockholders;

•	the parties’ maintenance of the confidentiality of the information obtained from other parties to the transaction;

•	the settlement and payment of certain forms of account, note, or loan payables, advances, and other extensions of credit that are receivable by Meadville or any of its subsidiaries from the PCB Subsidiaries;

•	notification of communications from third parties alleging that the consent, approval, or waiver of such third party is or may be required in connection with the PCB Combination;

•	the provision of financial statements and other financial information by the parties as necessary to prepare relevant disclosure documents and filings, including our registration statement on Form S-4, of which this proxy statement/prospectus is a part, and the Circular;

•	our obligation to use reasonable best efforts to cause the shares we will issue to Meadville in the PCB Combination to be approved for quotation on the NASDAQ Global Select Market on the closing date of the PCB Combination;

•	non-acceleration of vesting of our or our controlled affiliates’ outstanding equity awards held by employees;

•	an obligation on our part not to solicit employees of Meadville and its subsidiaries, for varying periods of time and subject to various exceptions;

•	an obligation on the part of Meadville to cause to be distributed by dividend to Meadville’s shareholders the net amount of the cash purchase price and our shares of common stock delivered to Meadville as consideration in connection with the PCB Combination;

•	an obligation on our part to use our reasonable efforts to amend our organizational documents and the organizational documents of TTM Hong Kong and the PCB Subsidiaries (other than PCB Subsidiaries organized under the laws of the PRC) as may be required to conform such organizational documents with the provisions of the shareholders agreement and to obtain all requisite approvals from government entities that may be required to effect such amendments; and

•	an obligations on the part of us and TTM Hong Kong to execute and deliver all documents required to be delivered by us and TTM Hong Kong under the credit agreement, including the guarantee and share pledges to be entered into in connection with the credit agreement.

Reasonable Best Efforts Requirement

Except where a different threshold of efforts is expressly provided in the stock purchase agreement, each of the parties to the stock purchase agreement is required to cooperate and to cause each of its controlled affiliates to use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper, or advisable on their respective parts under the stock purchase agreement and applicable laws to consummate and make effective the transactions contemplated by the stock purchase agreement as promptly as reasonably practicable. Included is an obligation on the part of the parties to the stock purchase agreement to use reasonable best efforts to ensure that (a) such party’s representations and warranties remain true and correct in all material respects through the closing of the PCB Combination, and (b) the conditions to the obligations of the other party to the stock purchase agreement to consummate the transactions contemplated by the stock purchase agreement are satisfied.

Conditions to Closing the Proposed PCB Combination

Under the stock purchase agreement, our obligation to purchase the PCB Subsidiaries, and Meadville’s and MTG’s obligation to sell the PCB Subsidiaries, is conditioned upon the fulfillment or waiver (except that conditions (b) and (d) below may not be waived), as applicable, of the following conditions:

(a) the waiting period applicable to the PCB Combination under the Hart-Scott Rodino Act shall have expired or been terminated, and all other approvals, clearances, filings, or waiting periods or consents of government entities (including the applicable government entities of the PRC) required under antitrust laws shall have expired or been made or received;

(b) either (i) CFIUS shall have provided notice to the effect that review or investigation of the purchase and the other transactions contemplated by the stock purchase agreement and the ancillary agreements has concluded, and that a determination has been made that there are no issues of national security of the United States sufficient to warrant further investigation, or (ii) the President of the United States shall not have taken action to block or prevent the consummation of the purchase and the other transactions contemplated by the stock purchase agreement and the ancillary agreements and the applicable period of time for the President of the United States to take such action shall have expired;

(c) our registration statement on Form S-4, of which this proxy statement/prospectus is a part, shall have become and remain effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order;

(d) we shall have each received the requisite approval of our stockholders, and Meadville shall have received the requisite approval of its shareholders;

(e) there shall not have been overtly threatened or pending any suit, action, or proceeding by any government entity seeking to restrain or prohibit the consummation of the transaction or materially impair the performance of any of the other transactions contemplated by the stock purchase agreement or the ancillary agreements;

(f) all conditions to the separate sale by Meadville of its laminate business shall have occurred, other than (i) any condition that the closing of the PCB Combination shall have become unconditional, and (ii) any condition which can only be satisfied on the closing of the sale by Meadville of its laminate business;

(g) the credit agreement shall have been executed and effective, and all conditions relating to the drawdown under the credit agreement that are capable of being satisfied or fulfilled prior to the closing of the PCB Combination have been duly performed or waived, and all conditions precedent relating to the drawdown to be fulfilled after the closing of the PCB Combination remain capable of being fulfilled;

(h) we shall have entered into a registration rights agreement relating to the shares of our stock issuable in the transaction and the sell-down in the dealing facility of certain of our shares issued in the PCB Combination within four weeks following the execution of the stock purchase agreement, in a form reasonably satisfactory to Meadville; and

(i) we shall have entered into a registration rights agreement with the controlling shareholders of Meadville on or prior to the closing of the PCB Combination granting them certain rights to require us to register our shares of common stock issued in the PCB Combination and distributed to them, in a form reasonably satisfactory to Meadville.

Our, TTM International’s, and TTM Hong Kong’s obligation to consummate the transactions contemplated by the stock purchase agreement is further conditioned upon the fulfillment or waiver of the following:

•	the representations and warranties of Meadville, MTG, and the PCB Subsidiaries must be true and correct on the closing date, and each of the covenants to be performed by them shall have been performed, except to the extent the failure of any such representations and warranties to be true and correct would not, individually or in the aggregate, result in a material adverse effect on Meadville, MTG, or the PCB Subsidiaries;

•	there shall not have occurred an event that would have a material adverse effect as to Meadville, MTG, or the PCB Subsidiaries;

•	no law shall be in effect (i) enjoining the closing of the PCB Combination or enjoining the acquisition by us or any of our controlled affiliates of any of the PCB Subsidiaries, restraining or prohibiting the consummation of the transactions contemplated by the stock purchase agreement, placing limitations on the ownership of shares of capital stock of any of the PCB Subsidiaries by us or our controlled affiliates; or (ii) prohibiting or limiting the ownership of the PCB Subsidiaries by us or any of our controlled affiliates or the operation by the PCB Subsidiaries or us or any of our controlled affiliates of any portion of any business or of any assets of the PCB Subsidiaries, other than in any such case any law of any such jurisdiction, the violation of which would not have a material adverse effect on the business, assets, results of operations, or condition of us or the PCB Subsidiaries;

•	Meadville, MTG, and the Principal Shareholders shall have delivered the ancillary agreements to which they are parties, and those agreements shall be in full force and effect; and

•	There shall not have occurred, since the date of the stock purchase agreement, and neither the board of directors of Meadville nor MTG shall have approved or recommended, any offer or proposal contemplating, and neither Meadville nor MTG shall have entered into any agreement providing for, certain forms of changes of control of Meadville or MTG.

Meadville’s and MTG’s obligation to sell the PCB Subsidiaries is conditioned upon the fulfillment or waiver of the following conditions:

•	the representations and warranties of us, TTM International, and TTM Hong Kong must be true and correct on the closing date, and each of the covenants to be performed by them shall have been performed, except to the extent the failure of any such representations and warranties to be true and correct would not, individually or in the aggregate, result in a material adverse effect on us, TTM International, or TTM Hong Kong;

•	there shall not have occurred an event having a material adverse effect on us, TTM International, or TTM Hong Kong;

•	no law shall be in effect (i) enjoining the closing of the PCB Combination or enjoining the acquisition by Meadville of any of our shares of common stock issuable in the PCB Combination, restraining or prohibiting the consummation of the transactions contemplated by the stock purchase agreement, other than in any such case any law of any such jurisdiction, the violation of which would not have a material adverse effect on the business, assets, results of operations, or condition of Meadville and its affiliates taken as a whole or Meadville’s laminate subsidiary, MTG Laminate (BVI) Limited, and its affiliates, taken as a whole, or (ii) placing limitations on the ownership of our shares of common stock issuable in the PCB Combination or prohibiting or limiting the ownership of the our shares of common stock issuable in the PCB Combination;

•	we, TTM International, and TTM Hong Kong shall have delivered the ancillary agreements to which we and they are parties, and those agreements shall be in full force and effect; and

•	there shall not have occurred, since the date of the stock purchase agreement, and our board of directors shall not have approved or recommended, any offer or proposal contemplating, or have entered into any agreement providing for, certain forms of changes of control of our company.

Closing of the transaction will take place on the date five business days following the date on which all the applicable conditions to closing are fulfilled or waived, as applicable, or such other date as the parties agree.

Termination of the Stock Purchase Agreement

The stock purchase agreement may be terminated at any time prior to closing of the PCB Combination by written agreement between Meadville and us, or by written notice from either Meadville or us upon the occurrence of any of the following:

•	if the conditions of the transaction have not been satisfied or waived on or before May 31, 2010 and the party requesting the termination has not willfully breached a covenant in the stock purchase agreement, provided that either party may extend the termination date to June 30, 2010 if certain of the conditions (relating to government or legal approvals) have not been satisfied or waived before May 31, 2010;

•	if any law has been enacted or enforced in a manner to prohibit the completion of the transaction, provided that such party has used its reasonable efforts to remove or have vacated such law;

•	with respect to each party, if the other party shall have failed to comply with any obligation or covenant in the stock purchase agreement or breached any representation or warranty, the breach or failure to comply of which prevents completion of the transaction, and such breach or failure to comply is not capable of being remedied or, if capable of being remedied, not remedied by the earlier of the date which is 30 days following the date of delivery of a written notice of such breach to the other party or the date of termination of the stock purchase agreement;

•	if an event having a material adverse effect as to a party has occurred and is not capable of being remedied or, if capable of being remedied, is not remedied by the earlier of the date which is 30 days following the date of delivery of a written notice of such breach to the other party or the date of termination of the stock purchase agreement; and

•	if the requisite approvals from our stockholders shareholders and Meadville’s shareholders in respect of the PCB Combination have not been obtained.

Termination Fees and Expenses

Whether or not the PCB Combination is completed, all fees and expenses incurred in connection with the stock purchase agreement, the PCB Combination, or the transactions related thereto will be paid by the party incurring such fees and expenses, except that all costs and expenses of Meadville and MTG will be borne by Meadville and MTG for an amount up to HK$40 million (approximately US$5.2 million using an exchange rate of HK$7.7502 to US$1.00, the exchange rate on November 13, 2009, the last full trading day for our shares prior to our announcement of the PCB Combination), with the remaining amount of such costs and expenses, if any, to be borne by the PCB Subsidiaries.

Governing Law and Consent to Jurisdiction

The stock purchase agreement is governed by Delaware law and the parties have submitted to the jurisdiction of the Delaware Court of Chancery or the federal courts in Delaware in connection with any disputes involving the stock purchase agreement.

Amendment and Waiver

Any provision of the stock purchase agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the parties to the stock purchase agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

The Shareholders Agreement

Overview

Because we supply our products to the U.S. Defense Department and to companies in the United States having national security sensitivities, the PCB Combination is subject to review and approval by CFIUS. CFIUS determines the effects of a transaction on the national security of the United States and addresses measures to mitigate any national security concerns in the United States. As the Principal Shareholders (which include a company organized outside the United States and persons who are not citizens or residents of the United States) will become our largest stockholder after the proposed transaction (and special dividend of shares of our common stock by Meadville to its shareholders), CFIUS may be concerned about the control and influence of the Principal Shareholders over our operations. In the context of seeking approval from CFIUS and other U.S. governmental agencies, and for business reasons, we, the Principal Shareholders, and the Tang Siblings have negotiated certain provisions which are set out in the shareholders agreement to limit the influence of the Principal Shareholders and the Tang Siblings over our company but permitting them to continue to manage the PCB Subsidiaries.

At the closing of the PCB Combination, we, Meadville, the Principal Shareholders, and the Tang Siblings will enter into a shareholders agreement pursuant to which the parties will establish certain restrictions and limitations with respect to the shares of our common stock beneficially owned by the Principal Shareholders and the Tang Siblings (and their respective affiliates who are holding shares of our common stock at the relevant time and join as parties to the shareholders agreement) from and after the closing date of the PCB Combination, as well as establishing certain arrangements with respect to voting and corporate governance matters involving us and the PCB Subsidiaries.

Ownership Restriction

Based on the number of our shares of common stock outstanding on November 16, 2009, the date we executed and announced the stock purchase agreement, the number of shares of our common stock to be distributed by way of dividend by Meadville to the Principal Shareholders following the PCB Combination will represent between approximately 33% and 39% of our total issued and outstanding common stock (and, accordingly, of the total voting power of our stockholders). Given this concentration of ownership, the shareholders agreement provides that, without the approval of our board of directors, neither the Principal Shareholders nor the Tang Siblings will, during the period beginning at the closing date of the PCB Combination and ending upon the termination of the shareholders agreement, which we refer to as the Effective Period, nor will they permit any of their affiliates to,

•	increase their aggregate percentage beneficial ownership of our common stock above 33%, or under certain circumstances above 39%, of our then outstanding common stock, except where such increase results from us engaging in an open market share repurchase program or a similar transaction, or through distribution of securities or issuances in connection with stockholder rights plans or other rights offerings to our stockholders; or

•	acquire beneficial ownership of any shares of our capital stock that does not constitute common stock.

Notwithstanding the foregoing restrictions, individual affiliates of the Principal Shareholders and the Tang Siblings who are our employees or employees of any of our subsidiaries will be allowed to receive equity grants pursuant to our stock-based compensation plans.

Standstill Restrictions

During the Effective Period, the Principal Shareholders and the Tang Siblings will not (and will cause their respective affiliates not to)

•	except as otherwise expressly permitted or required by the shareholders agreement, solicit proxies or consents (or induce any other person to do so) with respect to voting of our voting securities, or advise, encourage, or influence any other person with respect to voting of our voting securities;

•	except where the Principal Shareholders are permitted to vote on an amendment of our Certificate of Incorporation or Bylaws relating to certain “anti-takeover” matters approved by our board of directors (which matters are enumerated on a schedule to the shareholders agreement), as described below under “Voting Arrangements,” vote on any proposal made by any person that relates to the adoption, modification, or repeal of any such anti-takeover matter;

•	submit to us or our board of directors any proposal or offer (or induce any other person to do so) relating to a “business combination” (as defined in the shareholders agreement), to the extent made public by the Principal Shareholders or Tang Siblings or required to be made public under applicable law;

•	except where the Principal Shareholders are permitted to vote on a business combination that is approved or recommended by our board of directors, as described below under “Voting Arrangements,” vote with respect to any business combination;

•	with the exception of voting with respect to their own nominee to our board of directors, vote in the election of any director of our company or seek or vote to remove any of our directors; or

•	(i) form, join, or participate in any group for the purposes of, (ii) enter into any arrangements with any person to take any of the actions matter referred to, or vote for any of, or (iii) publicly announce or disclose any expression of interest, offer, or proposal relating to, any of the matters referred to above.

The foregoing will not limit the ability of any Principal Shareholders’ and Tang Siblings’ joint board nominee to vote or participate in board deliberations in a manner consistent with their fiduciary duties. The foregoing will also not limit the ability of the Principal Shareholders to sell or dispose of their shares of our common stock pursuant to a third party tender offer, or to participate in any business combination involving us or any of our affiliates, in each case which has been approved and recommended by our board of directors, which we refer to as a “Recommended Proposal.”

The term “business combination” is defined in the shareholders agreement to include (a) any form of business combination or similar transaction involving us or any of our affiliates, including a merger, amalgamation, sale, acquisition, joint venture, consolidation, direct share exchange, or tender or exchange offer, (b) any form of restructuring, reorganization, recapitalization, or similar transaction with respect to us or any of our affiliates, and (c) any acquisition, sale, disposition, lease, distribution, encumbrance, mortgage, pledge, liquidation, or exchange of the assets of our company or any of our affiliates comprising a line of business, business segment, or division or going concern; in the case of (a) or (b) above irrespective of whether we or any of our affiliates are the surviving or resulting entity of any such transaction and irrespective of whether any shares of our capital stock or shares of capital stock of any of our affiliates is converted into or exchanged for cash, securities, or any other property in any such transaction

Voting Arrangements

During the Effective Period, if we become subject to majority voting in the election of directors, the Principal Shareholders and Tang Siblings will be required to vote all of the voting securities in our company owned by us in direct proportion to our non-affiliate stockholders.

During the Effective Period, with respect to each of the following matters, the Principal Shareholders and Tang Siblings will be required to bifurcate their vote as follows: (i) the Principal Shareholders, the Tang Siblings, and their affiliates may vote in their sole discretion up to 23% of the total voting power, which we refer to as the Maximum Unrestricted Voting Percentage, and (ii) with respect to any voting securities beneficially owned by the Principal Shareholders, Tang Siblings, and their affiliates in excess of the Maximum Unrestricted Voting Percentage, the Principal Shareholders, Tang Siblings, and their affiliates will be required to vote such securities in direct proportion to the vote cast by our non-affiliate stockholders. The matters requiring such voting bifurcation are:

•	any business combination involving us or any of our affiliates that has been approved or recommended by our board of directors;

•	any transaction that would involve changing the nature of our business as currently conducted;

•	any increase in authorized capital stock in our Certificate of Incorporation or the creation of a new class or series of capital stock requiring stockholder approval, to the extent relating to a business combination or antitakeover matter approved by our board of directors;

•	any issuance of equity securities requiring stockholder approval, to the extent relating to a business combination or antitakeover matter approved by our board of directors; and

•	any amendment of our Certificate of Incorporation or Bylaws relating to certain anti-takeover matters that is either proposed or recommended by our board of directors, including the following matters:

•	the size and composition of our board of directors, and matters relating to the staggered election of board of directors;

•	director qualifications, nomination, and election standards and requirements and resignation standards and requirements;

•	opting into and out of state anti-takeover laws and/or supermajority voting provisions;

•	the ability of our stockholders to call meetings and the location and time of meetings;

•	the ability of our stockholders to act by written consent in lieu of meetings;

•	voting, cumulative voting, removal of directors, and filling of board vacancies (other than with respect to the Principal Shareholders’ and Tang Siblings’ nominee and certain board seats of the PCB Subsidiaries or TTM Hong Kong);

•	requirements to amend and modify our Certificate of Incorporation or Bylaws;

•	golden parachutes and executive change-in-control severance agreements and arrangements existing on the date of the stock purchase agreement;

•	stockholder rights plans and poison pills (and the creation and authorization of new classes and series of capital stock in connection therewith);

•	“advance notice” provisions for stockholder nominations (regarding director election) and proposals (regarding all other matters); and

•	changing our jurisdiction of incorporation and reincorporation, to the extent the laws of such new jurisdiction materially weakens the anti-takeover protections of our company.

The Principal Shareholders and their affiliates may vote all of their voting securities in their sole discretion (and may solicit proxies or consents and influence other persons to do so) with respect to (i) the election of their board nominee to our board of directors, or (ii) any amendment to our Certificate of Incorporation or Bylaws that would have the effect of circumventing any rights of the Principal Shareholders under the shareholders agreement.

Except as they are prohibited in the standstill restrictions or are required to vote in a specified manner as set forth above, the Principal Shareholders, Tang Siblings, and their affiliates are otherwise free to vote all of their voting securities in their discretion.

Board Representation and other Governance Matters

During the Effective Period, the Principal Shareholders and Tang Siblings will be entitled to jointly nominate one individual to our board of directors. Each such nominee must be reasonably acceptable to our Nominating and Corporate Governance Committee in accordance with our director nominee criteria and qualifications specified in the Nominating and Corporate Governance Committee Charter, our Certificate of Incorporation and Bylaws, and our corporate governance policies and procedures. On the closing date, our board of directors will increase the class of directors whose terms expire in 2010 and promptly elect the Principal Shareholders’ and Tang Siblings’ nominee as a director to fill that vacancy.

We will be required to use our commercially reasonable efforts to cause the election of the Principal Shareholders’ and Tang Siblings’ nominee at each meeting of stockholders at which the class in which he or she sits comes up for election. We will not be required to take any extraordinary solicitation or other recommendation efforts (or pay any costs associated therewith) to cause such election, if such actions are not similarly taken with respect to the other of our board nominees.

With respect to each of the four PCB Subsidiaries, the Principal Shareholders and Tang Siblings will be entitled to nominate directors comprising a majority of the board of directors of each such company, and the Nominating and Governance Committee of our board of directors will be entitled to nominate the remaining members of the directors of each such company.

Each joint Principal Shareholder and Tang Sibling nominee on our board of directors and the board of each of the PCB Subsidiaries will be required to execute resignations that will become effective immediately upon the Principal Shareholders and Tang Siblings collectively holding our shares representing less than 9.9% of the total voting power of our outstanding voting securities. At that time, the nominees must vacate each of the boards on which they sit, and the Principal Shareholders and Tang Siblings will no longer be entitled to nominate directors to our board of directors or the PCB Subsidiaries pursuant to the shareholders agreement.

During the Effective Period, upon the death, resignation, or removal of the Principal Shareholders’ and Tang Siblings’ nominee, or failure of our board to nominate the Principal Shareholders’ and Tang Siblings’ nominee, the Principal Shareholders and Tang Siblings will have the right to nominate a replacement nominee.

Certain PCB Company Governance Matters

From and after the closing date of the PCB Combination, the PCB Subsidiaries may not take any of the following actions without the prior approval of our board of directors:

•	approval of the annual budget and business plans, including annual capital expenditures and compensation programs, including, without limitation, base salary and incentive compensation levels for any key employee;

•	the hiring, promotion, and termination of employment of any key employees;

•	any merger, consolidation, reorganization, recapitalization, or restructuring or similar business combination;

•	any sale of assets in aggregate value of over $30,000,000, excluding sales (including sales of inventory) in the ordinary course of business;

•	any strategic alliance, joint venture, or other similar transaction;

•	the pursuit of a line of business that is materially different from the lines of business that such entity is engaged in immediately prior to the closing date;

•	any material restatement, modification, or amendment of the organizational documents;

•	any financing transactions (whether debt or equity) of a value over $30,000,000, any incurrence, assumption, or guarantee, or any cancellation of any indebtedness of a value over $30,000,000, or the declaration of any dividends or other distributions;

•	actions that would relate to our public reporting requirements under federal securities laws, and reporting requirements under applicable rules and regulations of the United States Department of Defense, the Sarbanes-Oxley Act of 2002, and any national securities exchange on which our common stock is then listed for trading or quoted;

•	any filing of a voluntary petition seeking liquidation, reorganization, arrangement, or readjustment, in any form, of its debts under any insolvency law, or the making of any general assignment for the benefit of its creditors of all or substantially all of such entity’s assets;

•	the making of any (i) payment, discharge, settlement, or satisfaction of any claims, actions, litigations, arbitrations, disputes, or other proceedings (absolute, accrued, asserted, contingent, or otherwise), in each case in an amount over $5,000,000, or (ii) the commencement of any claims, actions, litigations, arbitrations, disputes, or other proceedings where the amount in dispute is over $5,000,000, in each case excluding actions taken in the ordinary course of business; and

•	the making of any material changes relating to any taxes, tax returns, or method of accounting or accounting practices or tax accounting.

Stock Transfer Restrictions

For a period of 18 months following the special dividend by Meadville of our common stock to its shareholders who elect to receive shares of our common stock, which we refer to as the Lock-Up Period, the Principal Shareholders and Tang Siblings may not (and may not permit their affiliates to) sell, dispose of, or transfer shares of our common stock beneficially owned by them, except for transfers:

•	to other Principal Shareholders or Tang Siblings, or their affiliates, or to a Principal Shareholders’ or Tang Siblings’ estate or a trust (provided such affiliate or the trustee of such trust or executor of such estate, as applicable, signs and becomes a party to the shareholders agreement);

•	pursuant to a Recommended Proposal;

•	to us or any of our subsidiaries, including pursuant to an open market share repurchase program or issuer self-tender offer; or

•	pursuant to transactions approved in advance by our board of directors.

From and after the Lock-Up Period, the Principal Shareholders and Tang Siblings can transfer or dispose of any shares of our common stock beneficially owned by them:

•	to any person or group of related persons, unless they have actual knowledge that the transfer or disposition of such shares of common stock will result in such person or group of related persons holding more than 9.9% of the then outstanding shares of our common stock; or

•	pursuant to any of the permitted transfers they may make during the Lock-Up Period set forth above.

In addition, the Principal Shareholders and Tang Siblings may not transfer or dispose of any of the shares of our common stock beneficially owned by them if, as a result of such transfer or disposal, we would no longer be in compliance with a covenant contained in the credit agreement relating to the minimum shareholding of the Principal Shareholders and Tang Siblings as existing on the date of the special dividend by Meadville of the equity consideration to its shareholders, provided that this restriction will no longer apply on the earlier to occur of the date on which amounts owing under the credit agreement are repaid in full and satisfied or the loan under the credit agreement is refinanced, or upon the expiration of the credit agreement.

Further, the Principal Shareholders and Tang Siblings may not (and may not permit their affiliates to) loan or permit to be loaned any of our capital stock beneficially owned by them or any voting rights therein, or transfer any economic rights in any voting securities beneficially owned by them without also transferring the voting rights thereto (and vice versa), provided that such restriction will not prohibit the Principal Shareholders or Tang Siblings from transferring their shares of our capital stock into a trust for estate planning purposes or for charitable purposes.

Non-Solicitation

Under the terms of the shareholders agreement, each of the Principal Shareholders, Tang Siblings, Meadville, and MTG will agree that, for a period of 36 months from the closing date of the PCB Combination, neither they nor any of their affiliates will, without our prior consent, take any of the following actions:

•	solicit or recruit for employment any management level employees of the PCB Subsidiaries designated as a manager on the closing date of the PCB Combination;

•	hire or assist any other person in hiring such management employees; or

•	solicit or encourage any such management employees to leave their employment;

except that the foregoing will not apply to (i) management employees that have not been employed by us or any of our controlled affiliates (including the PCB Subsidiaries) at any time during the six months prior to the applicable soliciting or hiring, (ii) employees whose employment was terminated by us or any of our controlled affiliates, and (iii) general solicitation for employment through advertisement or other means.

Non-Competition

Under the terms of the shareholders agreement, each of the Principal Shareholders, Tang Siblings, Meadville, and MTG will agree that, until the earlier of (i) the fifth anniversary of the closing date of the PCB Combination, or (ii) the Principal Shareholders, Tang Siblings, and their affiliates (or any group containing one or more of them) beneficially own less than 9.9% of the total voting power of our outstanding voting securities for a period of 12 months, neither they nor any of their controlled affiliates will (other than as a stockholder of ours and through designees on our board of directors or the boards of directors of our subsidiaries) engage in any activities or business in competition with the PCB Subsidiaries, which we refer to as a Competing Activity, or own any equity in any person that engages in a Competing Activity.

This restriction does not preclude any of the Principal Shareholders, Tang Siblings, Meadville, or MTG, or any of their controlled affiliates, from taking any of the following actions:

•	owning any equity interest in any person that engages in a Competing Activity as a result of or otherwise in connection with (i) any acquisition by any Principal Shareholder or Tang Sibling of one or more businesses engaged in any activity in addition to the Competing Activity, provided that the Competing Activity is less than 25% in value of the business being acquired, or (ii) an enforcement of a security interest held as a result of engaging in an otherwise permissible activity, provided that such business be divested as soon as reasonably practicable;

•	engaging or owning an interest in any type of business other than the Competing Activity that any of the Principal Shareholders, Tang Siblings, Meadville, or MTG, or any of their respective controlled affiliates, is engaged in as at the date of the stock purchase agreement; and

•	owning any capital stock in any person that engages in the Competing Activity in the ordinary course of business, provided that such capital stock constitutes less than 5% of the capital stock of such person and such capital stock is listed on a national securities exchange and such ownership provides no right to control such person.

Termination of the Shareholders Agreement

The shareholders agreement will terminate

•	upon the unanimous written consent of the parties;

•	upon our dissolution; or

•	automatically on the earlier of (a) the 181st day next following the time when the Principal Shareholders, Tang Siblings, and their affiliates (or any group containing one or more of them) collectively beneficially own shares of our common stock representing less than 9.9% of the total voting power of our outstanding voting securities, or (b) the occurrence of certain change of control events set forth in the shareholders agreement to the extent that CFIUS shall not have objected to or taken any action to block or enjoin such termination.

The shareholders agreement also terminates with respect to a party (other than Mr. Tang, the Tang Siblings, or us) when such party ceases to be a Principal Shareholder. Accordingly, unless earlier terminated in accordance with the first two bullets above, the Effective Period provides for a six-month “cooling off” period after the Principal Shareholders and their affiliates cease to beneficially own 9.9% of the total voting power of our outstanding voting securities. Certain obligations in the shareholders agreement, including the covenants of the Principal Shareholders, the Tang Siblings, Meadville, and MTG relating to non-competition and non-solicitation, will survive the termination of the shareholders agreement.

Governing Law and Consent to Jurisdiction

The shareholders agreement is governed by Delaware law and the parties have submitted to the jurisdiction of the Delaware Court of Chancery or the federal courts in Delaware in connection with any disputes involving the shareholders agreement.

Amendment and Waiver

The shareholders agreement may not be amended except by mutual written agreement of the parties. No amendment or waiver of any provision of the shareholders agreement, or any consent under the shareholders agreement, will be effective unless that amendment, waiver, or consent is approved by a majority of the members of our board of directors and, with respect to a Principal Shareholder or Tang Sibling, signed by such Principal Shareholder or Tang Sibling, as applicable.

The Registration Rights Agreements

The Registration Rights Agreement

Under applicable U.S. securities laws, a stockholder that holds more than 10% of the issued share capital of a company or has board representation is presumed to be an “affiliate” of the company. Such stockholder may be restricted from selling its shares in the company without the company first registering those shares with the SEC, unless an exemption from registration is available. As Meadville (prior to the special dividend of our shares to its shareholders) is expected to hold approximately 46% of our outstanding capital stock and the Principal Shareholders are ultimately expected to hold between approximately 33% and 39% of our outstanding capital stock and will be entitled to nominate a director to our board of directors, each of Meadville and the Principal Shareholders (at the respective time) will likely be considered an “affiliate” of our company under the applicable U.S. securities law. As the other (non-affiliate) stockholders will receive a smaller percentage of our shares of common stock, then absent other factors giving them control or influence over our business or management, they would not be considered to be “affiliates” of our company and, therefore, will not likely be subject to those transfer restrictions in connection with the shares of our common stock that they receive in the special dividend from Meadville.

In order to put the Principal Shareholders in the same position as the non-affiliate stockholders with respect to the right to sell the shares of our common stock in the U.S. in the future, we have agreed to enter into the registration rights agreement with the Principal Shareholders, pursuant to which we will grant the Principal Shareholders and any of their affiliates who hold shares of our common stock from time to time certain rights to require us to use our reasonable efforts to effect the registration of the shares of our common stock held by them under the Securities Act.

As required by the stock purchase agreement, key terms of the registration rights agreement will be as follows:

•	all shares of our common stock held from time to time by the Principal Shareholders will be deemed “Registrable Securities”;

•	following the date that is eighteen months after the closing date of the transaction, the Principal Shareholders will have the right to require us to use reasonable efforts to effect the registration of their Registrable Securities under the Securities Act as follows: (i) up to three registrations upon their demand (subject to certain limitations) during the first five year period following the date of the registration rights agreement, and thereafter, (ii) up to such number of registrations upon demand equal to four minus the number of demand registrations effected in accordance with the registration rights agreement during the first five year period. A registration will count for this purpose only if the registration of all Registrable Securities requested to be registered is declared effective and remains effective for a period of 90 days and not subject to any stop order or injunction and closed or withdrawn at the request of the Principal Shareholders;

•	we will have the right to delay the filing or effectiveness of a registration statement during no more than two periods, aggregating to not more than 120 days in any twelve month period, in customary “black out” circumstances;

•	the Principal Shareholders will be entitled to customary “piggyback” registration rights on customary types of registration statements that we file with the SEC, meaning if we propose to file on our behalf and/or on behalf of any holder of our securities (other than a holder of Registrable Securities) a registration statement under the Securities Act, we agree to include Registrable Securities held by the Principal Shareholder in that registration statement, subject to certain exceptions;

•	in the event that we limit the number of shares that may be included on any particular registration statement in which the Principal Shareholders elect to include Registrable Securities, the Registrable Securities are to

be (i) the last shares “cut-back” on any demand registrations, and (ii) “cut-back” before any shares we include, but after other selling stockholders (other than the Principal Shareholders) for any piggy-back registrations;

•	all registration expenses will be borne by us, except for (i) stock transfer taxes and underwriting discounts and commissions, which will be paid by us with respect to shares being sold by us and by the selling stockholders with respect to shares being sold by them, and (ii) fees for legal counsel for the selling stockholders, which will be paid by the selling stockholders in proportion to the proceeds received by Principal Shareholders and all other selling stockholders;

•	we will provide customary covenants for assistance on the offerings of the Registrable Securities (including underwritten offerings), and will provide customary indemnification to the Principal Shareholders, the underwriters, and all of their respective affiliates; and

•	in addition to the customary lock-up required of us under any underwriting agreement, the Principal Shareholders will agree, to the extent required by the underwriters in an underwritten offering, to a customary lock-up that prohibits certain transactions in our capital stock by the Principal Shareholders for a period of up to 90 days.

The Sell-Down Registration Rights Agreement

Meadville will distribute by way of a special dividend the shares of our common stock received in the PCB Combination to the Meadville shareholders who elect to receive TTM shares. In lieu of receiving those shares from Meadville, Meadville’s shareholders will be given the option to instruct Meadville to sell the shares of our common stock that they would otherwise have been entitled to receive in the special dividend through a “dealing facility” established by Meadville, and to receive the cash proceeds from such sale. In order to facilitate the sale of the shares of our common stock with respect to which Meadville shareholders elect to receive net cash proceeds of the sale of our shares as their dividend, we have entered into the sell-down registration rights agreement, under which we must use reasonable efforts to effect a registration of such shares of our common stock under the Securities Act, and use reasonable efforts and take such other actions as may be required to effect the registration of those shares.

Key terms of the sell-down registration rights agreement are as follows:

•	we will file a registration statement to register all shares of our common stock to be sold in the dealing facility, which we refer to as the Sell-Down Shares, as soon as practicable, and use our reasonable efforts to have such registration statement declared effective as soon as possible after the closing date of the PCB Combination, but in no event later than 5 days after the closing date;

•	we will make such amendments and supplements to the registration statement as necessary to keep the registration statement effective until the earlier of the disposition of all Sell-Down Shares or 90 days;

•	we will provide customary covenants (including entering into underwriting agreements if the method of distribution is by means of an underwritten offering, including customary representations, warranties, and indemnities) and shall take such other actions (including roadshow presentations) as are reasonably required to facilitate the disposition of the Sell-Down Shares;

•	all registration expenses will be borne by us, except for stock transfer taxes and underwriting discounts and commissions, each of which will be netted against the proceeds distributable to the shareholders of Meadville who elect to receive the special dividend in cash in lieu of our shares; and

•	we will provide all other assistance as may be reasonably required for the sell-down under the dealing facility and will provide customary indemnification to Meadville, MTG, the underwriters involved in the dealing facility, and all of their respective affiliates.

Like the stock purchase agreement and shareholders agreement, the registration rights agreement and sell-down registration rights agreement are both governed by Delaware law.

The Credit Agreement

Certain of the PCB Subsidiaries have entered into a credit agreement with seven banks, including HSBC, pursuant to which the banks, subject to the satisfaction of certain conditions to drawdown, will provide credit facilities in the total amount of approximately $582.5 million to certain of the PCB Subsidiaries. The credit facility will be used for refinancing certain existing facilities due to the change of control of the PCB Subsidiaries resulting from the PCB Combination and as working capital for the PCB Subsidiaries.

The credit facilities consist of four tranches comprising (a) tranche A consisting of a $350 million term loan with an interest rate per annum of the London interbank offered rate plus 200 basis points, (b) tranche B consisting of an $87.5 million revolving credit facility with an interest rate per annum of the London interbank offered rate plus 225 basis points, (c) tranche C consisting of a $65 million revolving invoice/trade credit facility with an interest rate per annum of the London interbank offered rate plus 125 basis points, and (d) tranche D consisting of an $80 million letter of credit facility. All tranches are subject to a commitment fee of 0.2% per annum on the undrawn and uncancelled amount and each has a maturity of four years.

Following completion of the PCB Combination and prior to the first request for funding under the credit agreement, loans made under the credit facility will be secured by certain assets of the PCB Subsidiaries. We and TTM Hong Kong will provide a corporate guarantee or pledge in respect of the credit agreement. We and TTM Hong Kong are not currently parties to the credit agreement but will join as parties to the credit agreement after completion of the PCB Combination and prior to the first request for funding under the credit agreement.

The credit agreement contains various financial covenants that the PCB Subsidiaries must satisfy during the term of the credit agreement, as well as various operational covenants relating to the PCB Subsidiaries. During the four-year term of the credit agreement, Mr. Tang, his estate, and his children and the companies directly or indirectly owned or controlled by him, his estate, or his children, which we refer to as the Tang Family, are required (a) to be the beneficial owner of not less than 20% of our outstanding capital stock, and (b) have appointed more than 50% of the number of directors to the board of directors of TTM Hong Kong. Further, the credit agreement prohibits the Tang Family from taking any action or omitting to take any action that reduces its holdings in our capital stock such that the Tang Family ceases to be our single largest stockholder.

COMPARISON OF MEADVILLE SHAREHOLDER AND TTM STOCKHOLDER RIGHTS

In connection with the PCB Combination and Meadville’s subsequent special dividend of the equity consideration paid by us to Meadville in connection with the PCB Combination, each shareholder of Meadville will receive a cash dividend and will also receive shares of our common stock (or, to the extent a Meadville shareholder so elects, such shares of our common stock that such electing Meadville shareholder would otherwise be entitled to receive shall be sold and the net cash proceeds of sale thereof remitted to the electing Meadville shareholder). We are a Delaware corporation. The rights of our stockholders derive from our Certificate of Incorporation and our Bylaws and from the Delaware General Corporation Law. Meadville is a Cayman Islands exempted company. The rights of its shareholders derive from its Amended and Restated Memorandum and Articles of Association, which we refer to collectively as the Articles, the Companies Law (2009 Revision) of the Cayman Islands, which we refer to as the Companies Law, and the common law of the Cayman Islands.

The following is a comparison setting forth the material differences of the rights of our stockholders and Meadville shareholders. Certain significant differences in the rights of our stockholders and those of Meadville shareholders arise from differing provisions of our and Meadville’s respective governing and constitutional documents. The following summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of our stockholders and those of Meadville shareholders. This summary is qualified in its entirety by reference to the Delaware General Corporation Law and the Companies Law and to the respective governing and constitutional documents of our company and Meadville.

Authorized Capital Stock

TTM:  We are authorized to issue 100,000,000 shares of common stock, par value $0.001 per share, and 15,000,000 shares of preferred stock, par value $0.001 per share. As of [ • ], 2010, [ • ] shares of our common stock were outstanding, and no shares of preferred stock were outstanding. Our board of directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more series. Our board of directors may also designate the preferences, voting powers, qualifications, special or relative rights, and privileges of each series of preferred stock, any or all of which may be superior to the rights of our common stock.

Meadville:  Meadville has an authorized share capital of HK$200,000,000, consisting of 20,000,000,000 shares with a par value of HK$0.01 per share. As of [ • ], 2010, [ • ] shares of Meadville were outstanding.

Board of Directors

TTM:  Our board of directors is divided into three classes, each of which generally serve for a term of three years with only one class of directors being elected in each year. The number of members of the board of directors must be not less than three and not more than twelve, with the exact number fixed by resolution of our board of directors. There is no cumulative voting with respect to the election of directors. A plurality of the votes cast by stockholders entitled to vote is sufficient to elect directors.

Meadville:  Meadville’s Articles provide that there shall be no maximum number of directors unless otherwise determined from time to time by a resolution passed by a simple majority of shareholders, which we refer to as an Ordinary Resolution, of Meadville in a general meeting, but the board must consist of not less than two directors. The maximum number of directors is fixed by an Ordinary Resolution of Meadville in a general meeting from time to time. At each annual general meeting, one third of the directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to but not less than one-third, shall retire from office by rotation provided that every director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring director is eligible for re-election. The directors to retire by rotation shall include (so far as necessary to obtain the number required) any director who wishes to retire and not to offer himself for re-election. The directors who retire in each year are those who have been longest in office since their last re-election or appointment.

Vacancies on Board of Directors

TTM:  Under the Delaware General Corporation Law, a vacancy or a newly created directorship may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director unless otherwise provided in the certificate of incorporation or bylaws. Our Certificate of Incorporation provides that a vacancy or a newly created directorship may be filled only by the board of directors, by a majority of the directors in office, although less than a majority of the entire board of directors.

Meadville:  Meadville may, at the general meeting at which a director retires, fill the vacated office. Meaville may at any time or from time to time, in a general meeting by Ordinary Resolution, elect any person to fill a casual vacancy on the board or as an additional director to the existing board, subject to any maximum number of directors, if any, as may be determined by Ordinary Resolution. Any director appointed holds office only until the next general meeting of the company and is then eligible for reelection but shall not be taken into account in determining the directors or the number of directors who are to retire by rotation at such meeting.

Removal of Directors

TTM:  Pursuant to our Bylaws, at a special meeting of stockholders called expressly for that purpose, the entire board of directors, or any member or members of the board, may be removed, but only for cause by vote for removal of a specific director by stockholders holding a majority of the shares then entitled to vote at an election for directors, voting as a single voting group. The notice of such special meeting must state that the purpose, or one of the purposes, of the meeting is removal of the director or directors.

Meadville:  Meadville’s Articles provide for a classified board. At each annual general meeting, one third of the directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to but not less than one-third, shall retire from office by rotation provided that every director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring director shall be eligible for re-election. The directors to retire by rotation shall include (so far as necessary to obtain the number required) any director who wishes to retire and not to offer himself or herself for re-election. The directors who retire in each year are those who have been longest in office since their last re-election or appointment. A director may be removed by Ordinary Resolution before the expiration of his or her term of office and the company may by Ordinary Resolution appoint another director in his or her place.

Limited Liability of Directors

TTM:  Our Certificate of Incorporation eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption or limitation of liability is not permitted under the Delaware General Corporation Law as currently in effect or as it may be amended after the date of this proxy statement/prospectus. In addition, our Certificate of Incorporation provides that any future repeal or amendment of its terms will not adversely affect any rights of directors existing under the Certificate of Incorporation with respect to acts or omissions occurring prior to such repeal or amendment. We have also entered into indemnification agreements with our directors and executive officers.

Under Delaware law as in effect on the date of this proxy statement/prospectus, our directors remain liable for the following:

•	any breach of their duty of loyalty to our company and its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any transaction from which a director derives an improper personal benefit; and

•	any unlawful payment of dividends or unlawful stock purchase or redemption.

The provisions in our Certificate of Incorporation that eliminate liability as described above will apply to our officers if they are also directors of our company and are acting in their capacity as directors and will not apply to our officers who are not directors or who are not acting in their capacity as directors.

Meadville:  An indemnity purporting to indemnify a director of a Cayman Islands company for liabilities incurred as a result of his or her actual fraud, willful default, or willful neglect is unlikely to be enforceable as a matter of Cayman Islands law.

Indemnification of Directors and Officers

TTM:  Our Certificate of Incorporation and Bylaws provide that we must indemnify and hold harmless, to the fullest extent permitted by applicable law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, by reason of the fact that he or she or a person for whom he or she is the legal representative, is or was a director or officer of our company or is or was serving at the request of our company as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, enterprise, or nonprofit entity, including service with respect to employee benefit plans, against all expense, liability, and loss reasonably incurred or suffered by such indemnitee. Our Bylaws also provide for the advancement of expenses to defend claims against the indemnitee.

The Delaware General Corporation Law contains provisions permitting and, in some situations, requiring Delaware corporations to provide indemnification to their officers and directors for losses and litigation expenses incurred in connection with their service to the corporation in those capacities. The Delaware General Corporation Law permits indemnification of a director of a Delaware corporation, in the case of a third-party action, if the director

•	conducted himself or herself in good faith; and

•	reasonably believed that

•	his or her conduct was in, or not opposed to, the corporation’s best interests, and

•	in the case of any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

The Delaware General Corporation Law further provides for mandatory indemnification of directors and officers who are wholly successful on the merits or otherwise in litigation. The Delaware General Corporation Law limits the indemnification that a corporation may provide to its directors in a derivative action in which the director is held liable to the corporation, or in any proceeding in which the director is held liable on the basis of his or her improper receipt of a personal benefit.

Meadville:  Cayman Islands law does not limit the extent to which a company may indemnify its directors, officers, employees and agents, except to the extent that such provision may be held by the Cayman Islands courts to be contrary to the public policy. An indemnity for negligence generally will be enforceable under Cayman Islands law. Similarly, an indemnity for acts or omissions by directors or officers in the performance of their duties that may be considered to be grossly negligent will probably be enforceable. It is unlikely that a Cayman Islands court will enforce an indemnity for willful neglect or willful default by a director or officer in the performance of his or her duties, particularly with respect to matters evidencing bad faith on the part of the relevant director or officer. Indemnity for actions by directors or officers that are considered fraudulent or otherwise criminal will not, except in certain very limited circumstances, be enforceable. Cayman Islands law and Meadville’s Articles permit Meadville to purchase and maintain insurance on behalf of its directors and officers.

Officers

TTM:  Our board of directors must elect a Chief Executive Officer, President, Secretary, and Treasurer, and it may, if it so determines, choose a Chairman of the Board and a Vice Chairman of the Board. Each officer will hold office until the first meeting of the board of directors after the annual meeting of stockholders next succeeding his or her election, and until his or her successor is elected and qualified or until his or her earlier resignation or removal. Our board of directors may remove any officer with or without cause at any time. Any vacancy occurring in any office of our company by death, resignation, removal, or otherwise may be filled for the unexpired portion of the term by the board of directors at any regular or special meeting.

Meadville:  The board of directors of Meadville may from time to time appoint any one or more persons as officers of its business as it may decide for such period and upon such terms and remuneration as it may decide.

Amendment of Governing Documents

TTM:  Under the Delaware General Corporation Law, a certificate of incorporation may be amended if:

•	the board of directors adopts a resolution setting forth the proposed amendment, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of stockholders, or calls a special meeting of stockholders entitled to vote in respect thereof; and

•	the holders of not less than a majority of shares of stock entitled to vote on the matter, and a majority of the outstanding stock of each class entitled to vote thereon as a class, approve the amendment, unless the certificate of incorporation requires the vote of a greater number of shares.

In addition, under the Delaware General Corporation Law, the holders of the outstanding shares of a class are entitled to vote as a class on an amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of the class so as to affect them adversely. Class voting rights do not exist as to other extraordinary matters, unless the certificate of incorporation provides otherwise. Our Certificate of Incorporation is consistent with the Delaware General Corporation Law, except that amendment of certain provisions relating to our board of directors, special meetings of stockholders, special stockholder notice requirements, and special stockholder voting requirement may only be amended or repealed by an affirmative vote of at least 80% of the outstanding shares of all capital stock entitled to vote, voting together as a single class.

Under the Delaware General Corporation Law, the board of directors may amend a corporation’s bylaws if so authorized by the certificate of incorporation. The stockholders of a Delaware corporation (who are entitled to vote) also have the power to amend bylaws. Our Certificate of Incorporation and Bylaws authorize our board of directors by vote of a majority of the directors present at a meeting at which a quorum of directors is present to alter, amend, or repeal our Bylaws and also provides that our stockholders may alter, amend, or repeal the Bylaws by the affirmative vote of a majority of the outstanding voting stock of our company entitled to vote thereon, except that amendment to certain provisions of the Bylaws relating to meetings of stockholders, certain stockholder notice requirements, directors’ terms, and the section pertaining to requirements for amendment of the Bylaws requires the affirmative vote of the stockholders holding 80% of the outstanding shares entitled to vote on the amendment or repeal of the Bylaws, voting as a single voting group.

Meadville:  Under Cayman Islands law, Meadville’s Articles may only be amended by a special resolution of its shareholders. Meadville’s board of directors may not effect amendments to its Articles on its own. Meadville’s Articles allow for the approval, by Ordinary Resolution, of the following actions:

•	increase in Meadville’s share capital;

•	consolidate and divide all or any of the share capital into shares of larger or smaller amount than its existing shares;

•	divide its unissued shares into several classes and attach thereto any rights or conditions;

•	by subdivision of its extending shares or any of them, divide the whole or any part of its share capital into shares of smaller amount than is fixed by Meadville’s Articles;

•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled;

•	make provision for the issue and allotment of shares which do not carry voting rights;

•	change the denomination and currency of its share capital; and

•	reduce its share premium account in any manner authorized, subject to any conditions prescribed by law.

Meetings of Shareholders

TTM:  Our Bylaws provide that our annual meeting of shareholders will be held at such time and place as is determined by our board of directors. Pursuant to our Certificate of Incorporation, special meetings of stockholders may be called by the Chairman, a majority of our board of directors, our Chief Executive Officer, our Secretary, or at the written demand of stockholders of our company holding at least a majority of all the shares entitled to vote on the proposed issues.

Meadville:  Meadville shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year and, unless authorized by the HKSE, not more than 15 months shall elapse between annual general meetings. Meadville’s Articles provide that a general meeting of stockholders may be called only by the board of directors or by members holding together not less than 10% of the issued shares giving the right to attend and vote at such general meeting.

Shareholder Action Without a Meeting

TTM:  Any action required or permitted to be taken by meeting of stockholders may be taken without a meeting if a consent in writing is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon where present and voted.

Meadville:  Meadville’s Articles provide that shareholders may take any action requiring an ordinary or special resolution passed at a meeting of shareholders without a meeting if their consent to such ordinary or special resolution is in writing and

(i) in the case of an ordinary resolution, is signed by shareholders holding not less than a majority of the outstanding shares entitled to vote with respect to such resolution; and

(ii) in the case of a special resolution, is signed by all shareholders entitled to vote on such resolution,

in accordance with the procedure in Meadville’s Articles.

Advance Notice of Shareholder Proposals

TTM:  Effective February 12, 2009, our board of directors amended our amended and restated bylaws to, among other things, revise the procedures pursuant to which stockholders may propose business or director nominations to be considered at our annual meeting of stockholders or special stockholder meetings, which are referred to as “advance notice provisions.” Our board of directors believes that the advance notice provisions will make it possible for us to better evaluate any director nominations or other business placed before the meetings.

The advance notice provisions of our Bylaws, among other things

•	require stockholders to provide advance notice of stockholder proposals of business or director nominations at an annual meeting, which notice must be delivered to the secretary of our company not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting, subject to certain conditions;

•	clarify the requirements for stockholder notices relating to proposals of business and director nominations, and the conduct of business at a special meeting of stockholders (where such special meeting has been properly called);

•	provide that the procedures and requirements set forth in the advance notice provisions are the exclusive means for a stockholder to propose business and nominate director candidates at a stockholder meeting, except for business proposed by stockholders in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended; and

•	require stockholders nominating directors to disclose, among other things, any agreement, arrangement, understanding, or commitment (i) governing how a nominee, if elected as a director, would act or vote on any issue or question, (ii) under which such nominee would receive compensation for service as a director, or (iii) giving such nominee an economic right or interest in any of our securities.

Meadville:  Meadville’s Articles provide shareholders who hold not less than 10% of the paid up capital of Meadville to requisition that the directors convene a general meeting within two months of the date of the deposit of such requisition at the registered office of Meadville. If within 21 days of such deposit the board of directors do not proceed to convene a general meeting then the person(s) making the requisition may themselves convene a general meeting in the same manner.

Shareholder Approval of Business Combinations

TTM:  Under the Delaware General Corporation Law, a merger or consolidation involving the corporation, a sale, lease, exchange, or other disposition of all or substantially all of the property of the corporation, or a dissolution of the corporation, is generally required to be approved by the holders of a majority of the shares outstanding and entitled to vote on the matter, unless the certificate of incorporation provides otherwise. In addition, mergers in which an acquiring corporation owns 90% or more of the outstanding shares of each class of stock of a corporation may be completed without the vote of the acquired corporation’s stockholders.

Unless the certificate of incorporation of the surviving corporation provides otherwise, Delaware law does not require a stockholder vote of the surviving corporation in a merger if: (i) the share exchange agreement does not amend the existing certificate of incorporation, (ii) each share of stock of the surviving corporation outstanding immediately before the transaction is an identical outstanding share after the merger, and (iii) either (x) no shares of common stock of the surviving corporation (and no shares, securities, or obligations convertible into such stock) are to be issued in the merger, or (y) the shares of common stock of the surviving corporation to be issued or delivered in the merger (upon conversion of any other shares, securities, or obligations to be issued or delivered in the merger) do not exceed 20% of the shares of common stock of the surviving corporation outstanding immediately prior to the transaction.

Meadville:  In certain circumstances the Companies Law allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction), whereby the surviving entity or consolidated entity is a Cayman islands entity.

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either

(a) a special resolution (usually 66 2/3% in value of shares) of the shareholders of each company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company; or

(b) a shareholder resolution of each company passed by a majority in number representing 75% in value of the shareholders voting together as one class.

A shareholder has the right to vote on a merger or consolidation regardless of whether the shares that it holds otherwise give that shareholder voting rights. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Law (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign constituent company, the surviving company must be the Cayman Islands company. The procedure is similar, save that with respect to the foreign constituent company, the director of the Cayman Islands surviving or consolidated company is required to make a declaration to the effect that, having made due enquiry, he of she is of the opinion that the requirements set out below have been met:

(a) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that the laws and any requirements of those constitutional documents have been or will be complied with;

(b) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions;

(c) that no receiver, trustee, administrator, or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs, or its property or any part thereof;

(d) that no scheme, order, compromise, or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted;

(e) that the foreign company is able to pay its debts as they fall due and that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the foreign company;

(f) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (i) consent or approval to the transfer has been obtained, released or waived, (ii) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company, and (iii) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with;

(g) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered, or exist under the laws of the relevant foreign jurisdiction; and

(h) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Law provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows:

(a) the shareholder must give its written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for its shares if the merger or consolidation is authorized by the vote;

(b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection;

(c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of its intention to dissent including, among other details, a demand for payment of the fair value of its shares;

(d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company, or the consolidated company must make a written offer to each dissenting shareholder to purchase its shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and

(e) if the company and the shareholder fail to agree to a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances; for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, commonly referred to in the Cayman Islands as a “scheme of arrangement,” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders (and, in some circumstances, creditors) with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings summoned for that purpose.

The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder or creditor would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that

(a) the company is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to majority vote have been complied with;

(b) adequate disclosure has been made to the shareholders (and, if relevant, the creditors), and they have been fairly represented at the meeting in question;

(c) the arrangement is such as a businessman would reasonably approve; and

(d) the arrangement is not one that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions.  When a takeover offer is made and accepted by holders of not less than 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period after the expiration of those four months, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion, or inequitable treatment of the shareholders. Further, transactions similar to a merger, reconstruction, and/or an amalgamation may in some circumstances be achieved through means other than these statutory provisions, such as a share capital exchange, asset acquisition or control, or through contractual arrangements.

Special Vote for Combinations with Interested Shareholders

TTM:  Section 203 of the Delaware General Corporation Law generally has an anti-takeover effect for transactions not approved in advance by our board of directors. This may discourage takeover attempts that might result in payment of a premium over the market price for the shares of our common stock held by stockholders. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a three-year period following the time that such stockholder becomes an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, an acquisition, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested shareholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested shareholder is prohibited unless it satisfies one of the following conditions:

•	before the shareholder became interested, the board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

•	upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the shareholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder.

Meadville:  There is no provision in the Articles or the Companies Law equivalent to Section 203 of the Delaware General Corporation Law.

Appraisal Rights and Compulsory Acquisition

TTM:  Under the Delaware General Corporation Law, a stockholder of a corporation does not have appraisal rights in connection with a merger or consolidation if, among other things

•	the corporation’s shares are listed on a national securities exchange or held of record by more than 2,000 stockholders; or

•	the corporation will be the surviving corporation of the merger, and no vote of its stockholders is required to approve the merger.

Notwithstanding the above, a stockholder is entitled to appraisal rights in the case of a merger or consolidation effected under certain provisions of the Delaware General Corporation Law if the stockholder is required to accept in exchange for the shares anything other than

•	shares of stock of the corporation surviving or resulting from the merger or consolidation; or

•	shares of stock of any other corporation that on the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 stockholders.

Our common stock is currently listed on the NASDAQ Global Select Market, a national securities exchange.

Meadville:  Neither Cayman Islands law nor Meadville’s Articles specifically provide for appraisal rights. However, see the section entitled “Shareholder Approval of Business Combinations” above concerning the appraisal rights of a dissenting shareholder in relation to a merger and in connection with the compulsory acquisition of shares by a 90% shareholder of a Cayman Islands company as described above under the subheading “Squeeze-out Provisions” under “Shareholder Approval of Business Combinations” whereupon a minority shareholder may apply to the Grand Court of the Cayman Islands objecting to that acquisition.

Voting

TTM:  Our Certificate of Incorporation provides that the holders of common stock shall be entitled to one vote for each share of common stock owned by such stockholder. Our stockholders are not entitled to cumulative voting on any matters.

Meadville:  Subject to any special rights or restrictions as to voting attached to any class of shares, at any general meeting on a show of hands every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote, and on a poll every shareholder present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) shall have one vote for each fully paid share which such shareholder is the holder.

While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of its directors, unlike the requirement under Delaware law that cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation, it is not a concept that is accepted as a common practice in the Cayman Islands, and there are no cumulative voting provisions in the Articles.

Distributions and Dividends; Repurchases and Redemptions

TTM:  Under the Delaware General Corporation Law, a corporation may pay dividends out of surplus and, if there is no surplus, out of net profits for the current and/or the preceding fiscal year, unless the capital of the corporation is less than the aggregate amount of the capital represented by issued and outstanding shares having a preference on asset distributions. Surplus is defined in the Delaware General Corporation Law as the excess of the “net assets” over the amount determined by the board of directors to be capital. “Net assets” means the amount by which the total assets of the corporation exceed the total liabilities. A Delaware corporation may purchase or redeem shares of any class except when its capital is impaired or would be impaired by the purchase or redemption. A corporation may, however, purchase or redeem out of capital its own shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares, or, if no shares entitled to such a preference are outstanding, any of its own shares, if such shares will be retired upon their acquisition and the capital of the corporation reduced.

Meadville:  Meadville is not required to present proposed dividends to its shareholders for approval or adoption. Under the Companies Law and Meadville’s Articles, the board of directors of Meadville may declare the payment of dividends on the share in issue out of Meadville’s

•	realized and unrealized profits;

•	“share premium accounts,” which represents the excess of the price paid to Meadville on issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital; or

•	any other account permitted by the Companies Law.

However, no dividends may be paid if, after payment, Meadville would not be able to pay its debts as they fall due in the ordinary course of business. Under Cayman Islands law, shares of a Cayman Islands company may be redeemed or repurchased out of profits of the company, out of the proceeds of a new issuance of shares made for that purpose or out of capital, provided the company has, immediately following the date of payment, the ability to pay its debts as they fall due in the ordinary course of the business.

Comparison of Additional Principles of Cayman Islands Corporate Law to Delaware Corporate Law

Cayman Islands	Delaware

Shareholder Meetings

May be held at a time and place as designated in the memorandum and articles of association	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors

May be held within or outside the Cayman Islands	May be held within or outside Delaware

Notice of shareholder meetings will be given personally by mail or by electronic means as designated in the memorandum and articles of association or by any other means authorized in writing by the shareholder	Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any, by which stockholders may be deemed to be present and vote at such meeting

Written notice shall be given to the shareholders not less than 10 nor more than 60 days before the meeting

Shareholder’s Voting Rights

Any shareholder entitled to attend and vote at a meeting may authorize another person or persons to act for the shareholder by proxy as provided in the articles of association	Any person authorized to vote may authorize another person or persons to act for such person by proxy

The memorandum and articles of association may provide for cumulative voting	The certificate of incorporation may provide for cumulative voting

The quorum is as designated in the memorandum and articles of association	The certificate of incorporation or bylaws may specify the number of shares necessary to constitute a quorum, but in no event shall a quorum consist of less than one-third of the shares entitled to vote at the meeting. In the absence of such specifications, a majority of shares entitled to vote at the meeting shall constitute a quorum

Limits on Rights of Non-Resident or Foreign Shareholders to Hold or Exercise Voting Rights

There are no limits on the rights of non-resident or foreign shareholders to hold or exercise voting rights	There are no limits on the rights of non-resident or foreign stockholders to hold or exercise voting rights

Right to Inspect Corporate Books

As provided by the articles of association. Meadville’s memorandum and articles of association state that the directors shall determine whether and to what extent and at what time and place the accounts and books of Meadville shall be open to shareholder inspection and no shareholder has any right of inspection except as conferred by the Companies Law or authorized by the directors or by Meadville in a general meeting
The Delaware General Corporation Law allows any stockholder the right:

(a) to inspect the corporation’s stock ledger, a list of its stockholders, and its other books and records; and

(b) to make copies or extracts of those materials during normal business hours; provided that the stockholder makes a written request under oath stating that the purpose of the inspection is for a purpose reasonably related to the person’s interest as a stockholder.

Cayman Islands	Delaware

Duties of Directors and Officers

In summary, directors and officers owe the following fiduciary duties: (i) duty to act in good faith in what the directors believe to be in the best interests of the corporation as a whole;	Directors owe a duty of care and a duty of loyalty to the corporation and have a duty to act in good faith. Directors and officers must act in good faith, with the care of a prudent person, and in the best interest of the corporation

(ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;	Directors and officers must refrain from self-dealing, usurping corporate opportunities, and receiving improper personal benefits

(iii) duty to should not fetter the exercise of future discretion;

(iv) duty to exercise powers fairly as between different sections of shareholders;

(v) duty not to put themselves in a position in which there is a conflict between their duty to the corporation and their personal interests; and
Decisions made by directors and officers on an informed basis, in good faith, and in the honest belief that the action was taken in the best interest of the corporation may be protected by the “business judgment rule”

(vi) duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as “a reasonably diligent person having both:

(i) the general knowledge, skill, and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the corporation; and

(ii) the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Cayman Islands	Delaware

Shareholder’s Derivative Actions

A minority shareholder aggrieved by the actions of a director or the company has a limited number of remedies. In principle, the corporation itself will normally be the proper plaintiff and a claim against (for example) its officers or directors usually may not be brought by a shareholder. However, based on English authorities, which may be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

(i) a company is acting or proposing to act illegally or beyond the scope of its authority;

(ii) the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

(iii) those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against a company where the individual rights of that shareholder have been infringed or are about to be infringed.
Under the Delaware General Corporation law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholder where the requirements for maintaining a class action under the Delaware General Corporation Law have been met. A person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction suit or his or her shares thereafter devolved upon him or her by operation of law. Additionally, under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. The Delaware General Corporation Law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

Class Actions

Cayman Islands law does not prohibit class action suits in the Cayman Islands	Rule 23 of the Delaware Chancery Court Rules allows for class action suits in Delaware and is modeled on the federal rule, F.R.C.P. Rule 23

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma financial statements and explanatory notes present how the condensed combined historical consolidated financial statements of our company and the PCB Business of Meadville would appear had the PCB Combination been completed at earlier dates. The unaudited pro forma condensed combined financial statements show the impact of the PCB Combination on the companies’ respective historical financial conditions and operating results under the purchase method of accounting with us treated as the acquirer of the PCB Subsidiaries as if the PCB Combination had been completed on January 1, 2008 for statement of operation purposes and on September 28, 2009 for balance sheet purposes. For purposes of the unaudited pro forma condensed combined financial statements, the PCB Business’ financial data has been translated into U.S. Dollars and is presented in accordance with U.S. GAAP.

The preliminary allocation of purchase price in the PCB Combination as reflected in these unaudited pro forma condensed combined financial statements has been based upon preliminary estimates of the fair value of assets acquired and liabilities assumed as of the date of the PCB Combination. This preliminary allocation of purchase price is based on available public information and is dependent upon certain estimates and assumptions, which are preliminary and have been made solely for the purpose of developing such pro forma condensed combined financial statements. In the case of the noncontrolling interest of the PCB Subsidiaries, an evaluation to determine its fair value is in process and as a result no preliminary adjustments have been made.

The final determination of the fair values of the PCB Subsidiaries’ assets and liabilities, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible and intangible assets of the PCB Subsidiaries that exist as of the date of completion of the transaction. Consequently, amounts preliminarily allocated to property, plant, and equipment, goodwill, and identifiable intangibles could change significantly from those used in the pro forma condensed combined financial statements presented below and could result in a material change in depreciation of property, plant, and equipment, and amortization of acquired intangible assets.

The unaudited pro forma condensed combined statement of operations does not include (1) any revenue or cost savings synergies that may be achievable subsequent to the completion of the PCB Combination, or (2) the impact of non-recurring items directly related to the PCB Combination. The unaudited pro forma condensed combined financial statements include related party transactions at fair value. Certain of these related party transactions will continue after the PCB Combination.

The pro forma condensed combined financial statements are unaudited, are presented for informational purposes only, and are not necessarily indicative of the financial condition or operating results that would actually have occurred had the PCB Combination been completed as of the dates or at the beginning of the periods presented. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future consolidated financial condition or operating results of the combined company. The unaudited pro forma condensed combined financial statements should be read together with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•	the separate audited historical consolidated financial statements of TTM for the fiscal year ended December 31, 2008 incorporated by reference into this proxy statement/prospectus;

•	the separate audited historical combined financial statements of the PCB Business for the fiscal year ended December 31, 2008 included elsewhere in this proxy statement/prospectus;

•	the separate unaudited historical consolidated financial statements of TTM as of and for the nine months ended September 28, 2009 incorporated by reference into this proxy statement/prospectus; and

•	the PCB Business’ audited historical combined financial statements as of and for the nine months ended September 30, 2009 included elsewhere in this proxy statement/prospectus.

The balance sheet of the PCB Business as of September 30, 2009 has been translated using an exchange rate of HK$7.7502 to US$1.00. The statements of operations of the PCB Business for the year ended December 31, 2008 and the nine months ended September 30, 2009 have been translated using an average exchange rate of HK$7.7862 to US$1.00 and HK$7.7518 to US$1.00, respectively.

We use a 13-week fiscal quarter accounting period with the first quarter ending on the Monday closest to April 1 and the fourth quarter always ending on December 31. The PCB Business uses a calendar quarter accounting period. For the nine month accounting period, our accounting period ended on September 28, 2009 while the PCB Business’ ended on September 30, 2009. No pro forma adjustments were made to reconcile the accounting periods as our management believes that the two-day difference is immaterial to the presentation of financial condition and operating results of the combined company.

Certain reclassifications have been made to the PCB Business’ historical amounts to conform to our presentation.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of September 28, 2009

			Pro			Pro
		PCB	Forma			Forma
	TTM	Business	Adjustments	Note		Combined
	(In millions)

Current assets:
Cash and cash equivalents	$199.3	$108.5	$(114.0)	(a	)	$163.8
			459.9	(b	)
			(459.9)	(c	)
			(30.0)	(i	)
Restricted cash	—	1.1				1.1
Short-term investments	1.4	—				1.4
Accounts receivable, net	95.9	123.7				219.6
Inventories	61.7	59.0	15.0	(d	)	135.7
Prepaid expenses and other current assets	2.4	16.2				18.6
Related party receivables	—	1.8				1.8
Income taxes receivable	5.0	3.1				8.1
Assets held for sale	10.0	—				10.0
Deferred income taxes	6.4	—				6.4

Total current assets	382.1	313.4	(129.0)			566.5
Property, plant and equipment, net	89.3	635.9	(45.9)	(f	)	679.3
Debt issuance costs, net	3.7	—	4.8	(i	)	8.5
Deferred income taxes	34.6	5.5				40.1
Goodwill	14.1	—	293.7	(g	)	307.8
Definite-lived intangibles, net	16.0	5.4	62.0	(h	)	83.4
Long-term related party receivables	—	1.3				1.3
Deposits and other non-current assets	3.1	5.6				8.7

Total assets	$542.9	$967.1	$185.6			$1,695.6

Current liabilities:
Accounts payable	$37.4	$73.8				$111.2
Current portion of borrowings	—	78.7	$(78.7)	(c	)	64.9
			64.9	(b	)
Related party payables	—	37.2				37.2
Accrued expenses and other current liabilities	25.6	66.3	3.9	(e	)	95.8

Total current liabilities	63.0	256.0	(9.9)			309.1

Convertible senior notes, net	138.6	—				138.6
Other long-term borrowings	—	381.2	(381.2)	(c	)	395.0
			395.0	(b	)
Deferred tax liability	—	7.9	4.2	(e	)	12.1
Other long-term liabilities	4.5	5.0				9.5

Total long-term liabilities	143.1	394.1	18.0			555.2

Stockholders’ equity:
Common stock	0.1	—	—	(j	)	0.1
Additional paid-in-capital	213.7	—	430.9	(j	)	644.6
Noncontrolling interest	—	88.8				88.8
Retained earnings	119.9	20.2	(20.2)	(k	)	94.7
			(25.2)	(i	)
Other equity reserves	—	49.6	(49.6)	(k	)	—
Capital reserves	—	158.4	(158.4)	(k	)	—
Accumulated other comprehensive income	3.1	—				3.1

Total stockholders’ equity	336.8	317.0	177.5			831.3

Total liabilities and stockholders’ equity	$542.9	$967.1	$185.6			$1,695.6

Unaudited Pro Forma Condensed Combined Statement of Operations
For the nine months ended September 28, 2009

			Pro			Pro
		PCB	Forma			Forma
	TTM	Business	Adjustments	Note		Combined
	(In millions, except per share amount)

Net sales	$432.5	$452.2				$884.7
Cost of goods sold	357.0	363.6	$(17.3)	(l	)	703.3

Gross profit	75.5	88.6	17.3			181.4

Operating expenses:
Selling and marketing	20.0	13.4	(0.2)	(l	)	33.2
General and administrative	25.5	33.1	(1.0)	(l	)	57.6
Amortization of definite-lived intangibles	2.6	0.1	7.5	(m	)	10.2
Restructuring charges	5.0	—				5.0
Impairment of long-lived assets	10.6	0.7				11.3

Total operating expenses	63.7	47.3	6.3			117.3

Operating income	11.8	41.3	11.0			64.1

Other income (expense):
Interest expense	(8.4)	(7.4)	(2.6)	(n	)	(18.4)
Interest income	0.4	0.7				1.1
Other, net	0.1	(0.7)				(0.6)

Total other expense, net	(7.9)	(7.4)	(2.6)			(17.9)

Income before income tax	3.9	33.9	8.4			46.2
Income tax provision	(1.4)	(5.9)	(2.2)	(o	)	(9.5)

Net income	2.5	28.0	6.2			36.7
Net income attributable to noncontrolling interests	—	7.6				7.6

Net income attributable to stockholders	$2.5	$20.4	$6.2			$29.1

Earnings per share attributable to stockholders:
Basic earnings per share	$0.06			(p	)	$0.37

Diluted earnings per share	$0.06			(p	)	$0.36

Weighted average common shares outstanding for earnings per share:
Basic	43.0		36.3	(p	)	79.3
Diluted	43.5		36.3	(p	)	79.8

Unaudited Pro Forma Condensed Combined Statement of Operations
For the year ended December 31, 2008

			Pro			Pro
		PCB	Forma			Forma
	TTM	Business	Adjustments	Note		Combined
	(In millions, except per share amount)

Net sales	$681.0	$669.4				$1,350.4
Cost of goods sold	544.0	532.6	$(15.2)	(l	)	1,061.4

Gross profit	137.0	136.8	15.2			289.0

Operating (income) expenses:
Selling and marketing	30.5	17.2	(0.1)	(l	)	47.6
General and administrative	33.0	50.4	(0.9)	(l	)	82.5
Amortization of definite-lived intangibles	3.8	0.4	5.7	(m	)	9.9
Impairment of goodwill and long-lived assets	123.3	2.0				125.3
Metal reclamation	(3.7)	—				(3.7)

Total operating expenses	186.9	70.0	4.7			261.6

Operating (loss) income	(49.9)	66.8	10.5			27.4

Other income (expense):
Interest expense	(11.1)	(14.6)	1.0	(n	)	(24.7)
Interest income	1.4	2.2				3.6
Other, net	(1.8)	18.2				16.4

Total other expense, net	(11.5)	5.8	1.0			(4.7)

(Loss) income before income tax	(61.4)	72.6	11.5			22.7
Income tax benefit (provision)	24.5	(9.6)	(3.0)	(o	)	11.9

Net (loss) income	(36.9)	63.0	8.5			34.6
Net income attributable to noncontrolling interests	—	12.8				12.8

Net (loss) income attributable to stockholders	$(36.9)	$50.2	$8.5			$21.8

Earnings per share attributable to stockholders:
Basic (loss) earnings per share	$(0.86)			(p	)	$0.28

Diluted (loss) earnings per share	$(0.86)			(p	)	$0.28

Weighted average common shares outstanding for earnings per share:
Basic	42.7		36.3	(p	)	79.0
Diluted	42.7		36.3	(p	)	79.0

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1.	Basis of Presentation

On November 16, 2009, we announced an offer to acquire from Meadville and MTG all of the outstanding equity interests of the PCB Subsidiaries owned by MTG. Under the terms of the offer, Meadville would receive approximately $114.0 million in cash and 36,334,000 shares of our common stock. Additionally, we will assume debt of the PCB Subsidiaries of $459.9 million.

As of September 30, 2009, there were approximately 1,964.0 million shares in the share capital of Meadville outstanding. Based on these amounts and the terms outlined above, upon the special dividend by Meadville to Meadville’s shareholders of the consideration paid by us in the PCB Combination, Meadville shareholders or their transferees will receive a total of 36,334,000 shares of our common stock and approximately $114.0 million in cash in the aggregate (other than Meadville shareholders who elect to receive cash in lieu of such shares of our common stock through the dealing facility).

The preliminary purchase price of the PCB Combination is approximately $1,004.8 million, estimated as follows (in millions):

Value of TTM shares to be issued	$430.9
Cash consideration	114.0
Assumption of PCB Subsidiaries outstanding debt	459.9

Total	$1,004.8

The preliminary allocation of the purchase price as of September 28, 2009 is summarized below (in millions):

Current assets	$328.3
Property, plant, and equipment	590.0
Identifiable intangible assets (including customer relationships of $56.8 million, trade name of $10.3 million, and order backlog of $0.3 million)	67.4
Goodwill	293.7
Other assets	12.4
Current liabilities	(181.2)
Noncontrolling interest	(88.8)
Other liabilities	(17.0)

Total	$1,004.8

The value of the shares of our common stock used in determining the purchase price was $11.86 per share, the closing price of TTM common stock on December 21, 2009. If our stock price were to increase or decrease by $1.00, the purchase price would change by approximately $36.3 million; however, the number of shares of our common stock and the amount of cash we pay in the PCB Combination would not change.

The determination of the final purchase price and allocation of the purchase price is preliminary. The final purchase price will depend on the fair value of our common stock on the closing date of the PCB Combination. The final determination of the purchase price allocation will be based on the fair value of assets acquired, including fair values of other identifiable intangibles and the fair value of liabilities assumed as of the date that the PCB Combination is consummated. The excess purchase price over the fair value of assets acquired and liabilities assumed is allocated to goodwill. The purchase price allocation will remain preliminary until we complete a valuation of significant identifiable intangibles acquired and determine the fair values of other assets acquired and liabilities assumed. The final determination of the purchase price allocation is expected to be completed as soon as practicable after the consummation of the PCB Combination. The final amounts allocated to assets acquired and liabilities assumed could cause material differences in the information presented in the unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

Note 2.	Pro Forma Adjustments

Pro Forma Balance Sheet Adjustments

(a) Reflects the use of our cash and cash equivalents to finance the cash portion of the offer consideration.

(b) Reflects the receipt of borrowings in the amount of $459.9 million consisting of a $350.0 million term loan, a $45.0 million revolving loan and $64.9 million in line of credit arrangements.

(c) Reflects the use of the borrowing proceeds of $459.9 million to pay in full the historical outstanding borrowings of the PCB Business.

(d) Reflects adjustment of the historical PCB Business inventories to estimated fair value. Because this adjustment is directly attributed to the transaction and will not have an ongoing impact in excess of one year, it is not reflected in the unaudited pro forma condensed combined statement of operations. However, this inventory adjustment will impact cost of goods sold subsequent to the consummation of the PCB Combination.

(e) Reflects a deferred income tax liability of $8.1 million related to purchase price basis adjustments at an estimated statutory tax rate for the PCB Business of 26.0%, consisting of $3.9 million in current deferred tax liability and $4.2 million in long-term deferred tax liabilities.

(f) Reflects the portion of the purchase price allocation to property, plant and equipment, including leasehold land and land use rights of $27.8 million; buildings of $134.7 million; plant, machinery, and equipment of $247.6 million; construction in progress of $164.0 million; and $15.9 million of other.

(g) Reflects the addition of goodwill from the preliminary purchase price allocation of $293.7 million.

(h) Reflects the portion of the purchase price allocation to acquired intangible assets, including customer relationships of $56.8 million, trade name of $10.3 million, and other intangibles of $0.3 million, less the PCB Business’ historical net intangible assets of $5.4 million.

(i) Reflects the use of cash and cash equivalents to pay estimated transaction costs. Estimated transaction costs consist primarily of investment banker fees, legal and professional fees, and debt issuance costs. Estimated debt issuance costs of $4.8 million are reflected as a component of non-current assets in the unaudited pro forma condensed combined balance sheet.

(j) Reflects the estimated fair value of our common stock issued to finance a portion of the PCB Combination.

(k) Reflects the elimination of historical PCB Business’ retained earnings and other equity reserves.

Pro Forma Statement of Operations Adjustments

(l) Reflects a decrease in depreciation of $18.5 million and $16.2 million for the nine month period ended September 28, 2009 and the year ended December 31, 2008, respectively, for the reduction in the carrying value of property, plant and equipment to its fair value based on straight-line depreciation over 6 to 30 years of useful life. Assuming an aggregate weighted average useful life of 17 years and straight-line depreciation, for every additional $10.0 million allocated to property, plant and equipment, pre-tax earnings will decrease by $0.4 million and $0.6 million for the nine month period ended September 28, 2009 and the year ended December 31, 2008, respectively.

(m) Reflects total amortization of $7.6 million and $6.1 million for the nine month period ended September 28, 2009 and the year ended December 31, 2008, respectively, for identified intangible assets based on the estimated fair values assigned to these assets at the date of the PCB Combination. A substantial portion of the intangible assets relate to customer relationships and as a result amortization expense is recognized over a weighted average useful life of 6 years. Other intangibles consisting of trade name and order backlog are amortized on a straight-line basis over the aggregate useful lives of 6 years. Amortization expense for the customer relationships is $4.0 million in year 1; $8.4 million in year 2; $12.7 million in year 3; $15.1 million in year 4; and $6.7 million in year 5.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

Assuming an aggregate weighted average useful life of 6 years, and the amortization methods discussed above, for every additional $1.0 million allocated to identified intangible assets, pre-tax earnings will decrease by $0.1 million for the nine month period ended September 28, 2009 and $0.2 million for the year ended December 31, 2008.

(n) Reflects higher incremental interest expense of $2.6 million and lower interest expense of $1.0 million for the nine month period ended September 28, 2009 and the year ended December 31, 2008, respectively, which includes the amortization of debt issuance costs of $1.1 million and $1.4 million, respectively, due to new borrowings of $459.9 million, at varying interest rates obtained to finance the pay-off of the historical outstanding PCB Business’ borrowings and maintain operating lines of credit in China. We expect to obtain $350.0 million in the form of a term loan, $45.0 million in a revolver arrangement, as well as $64.9 million in the form of line of credit facilities. Historical PCB Business’ borrowings consist of short and long-term bank loans approximating $459.9 million at varying interest rates. For purposes of these pro forma financial statements, estimated maturities of total pro forma combined long-term debt are as follows: $64.9 million in year 1, $52.5 million in year 2, $105.0 million in each of year 3 and 4, and $132.5 million in year 5. The effect of a 1/8th percentage point variance in the interest rate on pre-tax earnings is $0.4 million and $0.6 million for the nine month period ended September 28, 2009 and the year ended December 31, 2008, respectively.

Additionally, we have and expect to continue to have available an $80.0 million letter of credit and a $65.0 million factoring facility. We expect to utilize $5.0 million of the letter of credit facility to replace the PCB Business’ existing letter of credit facilities.

(o) Represents the income tax effect of unaudited pro forma condensed combined statement of operations adjustments using an estimated statutory tax rate of 26% for the nine months ended September 28, 2009 and December 31, 2008 for adjustments to the PCB Business’ depreciation, amortization, and the interest expense.

(p) Pro forma basic earnings per share is calculated by dividing the pro forma combined net income by the pro forma weighted average shares outstanding. Pro forma diluted earnings per share is calculated by dividing the pro forma combined net income by the pro forma weighted shares outstanding and potential dilutive weighted shares outstanding. A reconciliation of the shares used to calculate our historical basic and diluted earnings per share to shares used to calculate the pro forma basic and diluted earnings per share follows (in millions):

	Nine Months Ended	Year Ended
	September 28,	December 31,
Basic	2009	2008

Shares used to calculate TTM’s historical basic earnings per share	43.0	42.7
Shares issued in connection with the acquisition of the PCB Subsidiaries	36.3	36.3

Shares used to calculate pro forma basic earnings per share	79.3	79.0

	Nine Months Ended	Year Ended
	September 28,	December 31,
Diluted	2009	2008

Shares used to calculate TTM’s historical diluted earnings per share	43.5	42.7
Shares issued in connection with the acquisition of the PCB Subsidiaries	36.3	36.3

Shares used to calculate pro forma diluted earnings per share	79.8	79.0

INFORMATION REGARDING MEADVILLE’S PCB OPERATIONS AND THE PCB SUBSIDIARIES

Overview

Meadville is one of the leading PCB manufacturers in the PRC by revenue, with a focus on producing high-end PCB products. For the year ended December 31, 2008, Meadville was the third largest PCB manufacturer in the PRC by revenue derived from production in the PRC. Meadville’s PCB-related products include double-sided and multi-layer PCBs, HDI PCBs, rigid-flex PCBs, IC substrates, circuit design, and quick turnaround value-added services. In addition to having the ability to mass produce a wide range of PCB products, Meadville is able to provide a “one-stop shop” service to its customers, from PCB layout design to small volume quick-turn production of PCBs, including prototypes, to large volume mass production of PCBs.

Meadville’s main PCB customers are multinational and PRC OEMs, EMS providers, and PCB traders, many of which are based in the PRC, Japan, South Korea, Southeast Asia, North America, and Europe. These PCB customers use Meadville’s products for a variety of industry applications, including in communications equipment, cellular phones, high-end computers and computer peripherals, and consumer electronics, automotive components, and medical and industrial equipment. Meadville sells its products directly to some OEMs and indirectly to other OEMs through EMS providers. When selling PCB products indirectly to OEMs through EMS providers, Meadville primarily negotiates prices and receives specifications for products from OEMs, which develop and sell various end-products. However, in these situations, Meadville receives orders for its PCB products and payments from the EMS providers, which are mandated by the OEMs to manufacture such end-products and which are directed by the OEMs to purchase PCB products from Meadville for assembly into the OEM’s components or end-products from Meadville.

Meadville is headquartered in Hong Kong and currently operates a total of seven PCB plants and one drilling and routing plant in the PRC and in Hong Kong. As of September 30, 2009, these plants had a combined available capacity to produce approximately 2.32 million square feet per month of PCB products with an average layer count of 7.9 layers.

Meadville’s principal executive office is located at No. 4 Dai Shun Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong, and its main telephone number at that location is +852-2660-3100.

Competitive Strengths

Capability to produce technologically advanced PCB products in the PRC

Meadville strives to position itself to produce advanced PCB products, including high layer count conventional PCBs, HDI PCBs, rigid-flex PCBs, and IC substrates, ahead of other PRC-based PCB manufacturers, many of which Meadville believes focus on low-end PCB production and primarily compete in terms of scale and pricing. For example, Meadville commenced commercial production of HDI PCBs in China in 2000 and began to invest in IC substrate technology in the PRC in 2002, and is now capable of mass-producing IC substrate products such as chip scale packaging, board on chips, system in package substrates, plastic ball grid arrays, and multi-chip modules. Meadville’s share of revenue derived from sales of HDI PCBs and IC substrates has increased substantially since 2003 and represented 28.8%, 31.0%, 32.8%, and 33.2% of total sales for the years ended December 31, 2006, 2007, and 2008 and the nine months ended September 30, 2009, respectively. With respect to conventional PCBs, Meadville focuses on multi-layer PCBs and can produce PCB products with layer counts of up to 56 layers. Meadville believes that focusing on technologically advanced PCB products helps it to preserve its margins and benefit from the high growth characteristics of these PCB products in the PRC.

Meadville’s focus on and commitment to technology is underpinned by continued investment in PCB product and process development, enabling it to remain technologically competitive and to manufacture more advanced PCB products. Aside from developing its own technology, Meadville also believes technology transfer is a successful way to accelerate technology advancement. For example, Meadville has a technology transfer arrangement for the manufacturing of advanced HDI PCB products with a leading Japanese PCB manufacturer, TNCSi.

Location in the PRC

Meadville’s location in the PRC is a key strategic advantage for its PCB business. Many of Meadville’s key suppliers, direct OEM customers, and EMS customers manufacturing on behalf of overseas OEMs are located in the PRC, reflecting the fact that a large part of the electronics supply chain has migrated into the PRC, particularly for electronics such as desktop computers, notebook computers, servers, cellular phones, and communication equipment products. Proximity to these suppliers and customers enables Meadville to react swiftly to customer demands for comprehensive PCB products and services as well as coordinate more effectively with its suppliers and enjoy a cost advantage in terms of transportation costs over PCB manufacturers located outside of the PRC.

Furthermore, due to generally lower labor costs in the PRC compared to Taiwan, Japan, South Korea, North America, and Europe, Meadville is able to maintain comparatively lower operating costs by locating its operations in the PRC. Meadville believes that these lower labor costs also give Meadville more flexibility in planning its production processes than PCB manufacturers in higher cost jurisdictions, as Meadville is able to optimize its production process effectively by using a mix of automated processes and manual labor to produce its PCB products.

In addition to the operational benefits of Meadville’s China presence, Meadville has been able to capitalize on the Chinese PCB market’s strong growth rate as (i) Meadville believes there is a growing trend to outsource PCB production of high-end products, in addition to low and medium-end products, to the PRC, and (ii) Chinese manufacturers of electronic products are gaining global market share and exporting their products to other countries, which Meadville believes is driving the demand for locally produced PCBs. Meadville believes it is strongly positioned to capitalize on this growth given its strategic location in the PRC and its focus on producing technologically advanced PCB products.

Expansive customer base including many of which are leaders in their respective markets

Meadville believes that it has established strong customer relationships by providing its PCB customers with high-quality products and services from the design phase through to volume production. Meadville services direct and indirect OEM customers from the PRC, North America, Europe, and Asia, which operate in a broad range of industries, many of which operate on a multinational basis. The revenue mix for Meadville’s PCB business by geographic location (the final destination to where the final PCB products of Meadville are delivered) in 2008 was 64.1% to the PRC, 9.0% to Europe, 6.2% to Hong Kong, 5.2% to North Asia, 7.8% to Southeast Asia, and 7.7% to North America. Meadville believes some of its key OEM customers are leaders in the markets in which they compete. Meadville has developed long-standing relationships with many of its PCB customers, some of which have had a business relationship with Meadville for more than 10 years.

Meadville believes that its diversified customer base provides it with a stable source of revenue, reducing the potential impact on its performance which may arise from a downturn in a particular end market. In addition, all of Meadville’s major customers have PCB product supply qualification programs, and which can require up to two years for qualification. Meadville believes its strong and long-standing customer relationships provide significant barriers to entry to new or recent entrants to enter into its markets.

Exposure to fast-growing end-markets

Meadville serves diverse and fast-growing end markets such as the communications equipment, cellular phone, and high-end segments of computers, computer peripherals, and consumer electronics markets. Over the last several years, the PRC has emerged as a global production center for cellular phones, computers and computer peripherals, and high-end consumer electronics. Meadville believes that this trend has driven the growth of the PCB market, particularly in the PRC. Meadville believes that its strategic focus on these fast-growing markets, together with its reputation and network in the PRC, has enabled it to enjoy strong sales growth. Meadville’s ability to serve these markets is enhanced by its technological capabilities, as the cellular phone and high-end segments of computers, computer peripherals, and consumer electronics markets require PCB products with higher layer counts, miniaturization, and higher circuit density.

Strong reputation in the market and performance track record

Meadville has been serving its PCB customers since it was founded in 1985 and believes that it has developed a strong reputation for the quality of its products and services. Of Meadville’s top five PCB customers as of September 30, 2009, four have been customers for more than 10 years. Moreover, Meadville has received a number of awards from its customers in appreciation of the products and services it provides. For example, Meadville received “The Excellent Core Partner” and “The Core Partner” awards from one of the major PRC communications equipment manufacturers in 2007, 2008, and 2009, the “Preferred PCB Supplier Award” from a U.S.-based graphic card manufacturer in 2007 and 2008, and the “Most Valued Supplier” award from a U.S.-based network communications equipment manufacturer in 2009. Meadville believes that its brands are also widely recognized among PCB product consumers, including “SYE,” a brand it established in 1990, which is well known among local customers in the PRC. Additionally, Meadville believes that its “OPC” brand has an established reputation in international PCB markets as evidenced by Meadville’s international customer base.

Experienced management team

Meadville’s management team has an average of approximately 19 years of experience in the PCB industry, gained from working for other leading PCB manufacturers in Hong Kong and the PRC, as well as for Meadville. Meadville believes that the extensive industry experience of its senior management helps it to successfully determine and implement its business strategy and direction.

Business Strategy

Meadville aims to become the leading manufacturer and provider of high-end, technologically advanced PCB products and related services based in the PRC. Meadville’s strategy to achieve this vision is as follows:

Continuously investing in its product and process development capabilities to develop and introduce advanced technologies and processes to meet its customers’ future requirements

Meadville sells its high-end PCB products to manufacturers of technologically advanced products such as communications equipment, cellular phones, high-end segments of computers and computer peripherals and consumer electronics, automotive components, and medical and industrial equipment. Meadville attributes its past success in large part to the development of its product and process development capabilities and believes that in order to continue its growth and preserve its margins it must continually improve its capabilities and capacity to produce technologically advanced PCB products. Meadville’s strategy is to advance rapidly up the technology chain and produce cutting edge products through ongoing advanced training for employees, increased investment in new machinery, and collaboration with its customers on its product and process development to meet their product demands. Additionally, in the past Meadville has developed new product lines, such as IC substrates, before there was substantial demand for such products in the PRC, in order to develop and enhance its overall technological capabilities and to be an early entrant into what it believed would become a fast-growing market in the PRC. In 2008, Meadville completed the consolidation of its research and development, or R&D, operations, by merging its Finland, China, Japan, and U.S. R&D expertise. This larger R&D organization is working on various advanced projects pertaining to HDI PCB, rigid-flex PCB, and IC substrates technologies, as well as on continuously improving Meadville’s manufacturing processes.

Increasing production capacity of high-end PCB products in line with growth of the market to meet the expected demand for PCB products from customers

Meadville believes that demand for high-end PCB products will continue to grow, driven in particular by increasing demand for communications equipment, cellular phones, computers and computer peripherals, high-end consumer electronics, automotive components, and medical and industrial equipment, as well as by the continued trend of outsourcing and relocation of the production of these products to the PRC. Meadville will continue to closely monitor the relevant PCB market and to prudently increase its high-end PCB production capacity in line with market growth in order to meet increased future demand from its existing and future customers.

Growing its share of the IC substrate market to pursue opportunities for additional high value-added and advanced technology business

Meadville believes that the worldwide market for IC substrates will continue to grow, driven by increasing demand for end-products containing highly-advanced semiconductors. Additionally, Meadville believes that demand for IC substrates from PRC manufacturers will begin to grow significantly given the migration of the production of semiconductors and end-products containing highly advanced semiconductors to the PRC. Meadville believes that it is one of the first manufacturers of IC substrates in the PRC and, accordingly, it expects to have an early-mover advantage over its competitors because it has developed and acquired the highly advanced technology necessary to produce IC substrates and believes that it has the ability to establish its reputation in the PRC market before its competitors. Given their high level of complexity, Meadville believes that manufacturers of IC substrates can expect to achieve higher average selling prices for their products, which may result in relatively higher margins if sufficient product volumes and product yields are achieved in the manufacturing process. At present, Meadville remains focused on increasing its production volumes and product yields in IC substrates to reach what it believes will be a level consistent with demand. Meadville plans to continue to develop this aspect of its business in order to continue to capture opportunities in this market.

Focusing on the continued development of customer relationships and earlier involvement in customers’ product development process

Meadville intends to focus its sales and marketing efforts on PCB customers which are leaders or emerging leaders in the industry application markets which require Meadville’s products, especially those that Meadville believes have high growth potential. Meadville believes that its ability to anticipate and meet these customers’ needs is critical to retaining existing customers and attracting leading companies as customers. Meadville aims to work closely with its PCB customers to develop products that meet its customers’ specifications and fulfill their quality and delivery requirements. In addition, Meadville offers services, such as design and engineering services, which allow it to become involved earlier on in the design and development phases of its customers’ products. Meadville plans to continue to emphasize its customer-oriented culture and enhance the quality, technological sophistication, cost competitiveness, and time to market of its PCB products.

Continuing to engage in technology alliances with strategic partners in order to gain access more quickly to advanced technologies

Meadville maintains a strategy of building alliances with other, more advanced PCB manufacturers headquartered in Japan in order to gain advantages in its core market through the sharing and transfer of technologies and know-how. These alliances allow Meadville to gain access to technologies it may not be able to otherwise obtain, or to obtain them more rapidly, and in return, Meadville provides its strategic partners with PCB products at competitive prices, which they can re-sell in their own targeted markets. Meadville’s strategic alliance with TNCSi for the production of advanced HDI PCBs in the PRC is an example of this practice. Meadville plans to engage in more of these alliances in the future, particularly in order to expand its business into new product lines, including flexible and/or rigid-flex PCBs. The acquisition of advanced technologies is one of Meadville’s critical strategies, which it believes will allow it to attract more customers for its high-end products and to expand its business.

Maintaining the high quality of its workforce

Meadville operates in an industry where highly skilled employees are in high demand. Its workforce consists of highly trained employees with years of expertise and knowledge of Meadville’s manufacturing techniques. Meadville plans to maintain its high quality workforce and attract new employees by providing its employees with incentives such as opportunities to learn advanced skills at Meadville’s engineering training centers in the PRC. Meadville will also continue to seek to hire highly qualified and well-educated professional staff through on-campus recruiting at universities throughout the PRC.

History of Meadville’s PCB Operations

In 1990, Meadville entered into the PRC PCB market through its initial 50% joint venture interest in SYE, based in Dongguan, PRC. In 1997, Meadville decided to target the sophisticated HDI PCB market by establishing Shanghai Meadville Electronics Co., Ltd., or SME, in Shanghai. SME is equipped with state-of-the-art manufacturing equipment, including laser drills and horizontal plating lines, in order to meet the stringent technical requirements in the high-end communications equipment and consumer electronics industries. In 1999, Meadville established a training center, SMST, in Shanghai to support its process and product development functions for high-end PCB manufacturing. In 2001, Meadville began to offer PCB layout design, IC substrate layout design, and circuit simulation services to PRC electronics manufacturers with the establishment of MISL in Shanghai. In that same year, Meadville launched another major investment through the establishment of another joint venture company, DMC, in Dongguan, PRC. DMC was established to produce high-layer, complex PCBs for the communications infrastructure, high-end computing, industrial, and medical equipment industries. In 2002, in anticipation of the development of the IC substrate market in the PRC, Meadville expanded into the IC substrate manufacturing industry through the establishment of a volume production plant at SMST where it manufactures organic IC substrates for the semiconductor assembly and test market. In 2004, commercial production of multi-layer PCBs commenced at DMC, after the installation of new machinery at that plant. By 2005, SME began volume production of two-level HDI PCBs, while OPCM developed the capability to produce PCBs of up to 44 layers and commenced quick turn-around, or QTA, production services. Meadville also established PCB testing and laboratory facilities at SMST in the same year. In October 2006, OPC transferred its PCB production plant to OPCM, and OPC ceased manufacturing PCBs.

Meadville’s shares were listed on the HKSE on February 2, 2007. In December of that same year, Meadville acquired from Aspocomp Group OYJ a controlling interest in Aspocomp Asia Limited (now known as Meadville Aspocomp (BVI) Holdings Limited), or Aspocomp, and took over operations of its plant in Suzhou, PRC. In 2008, Meadville’s GME plant was completed and Meadville expanded its advanced HDI production in the PRC to GME in Guangzhou. To expand product offerings, Meadville invested in flexible PCB manufacturing and started sample production in May 2008 and received its first mass volume orders in June 2009. In 2009, Meadville received AS9100B and Nadcap certifications, which are required for manufacturing PCBs for the aerospace industry.

Products and Services

Meadville offers a wide range of PCB products, including conventional PCBs, HDI PCBs, rigid-flex PCBs, and IC substrates. Its principal products are multi-layer PCBs which it manufactures on a high volume, low mix basis, with mix referring to the range and number of PCB products Meadville produces, as well as on a low volume, high mix basis.

Meadville also offers certain value-added services to support its customers’ needs. These include design for manufacturability (DFM) support during new product introduction stages, PCB layout design, simulation and testing services, QTA production, and drilling and routing services. By providing these value-added services to customers, Meadville is able to provide them with “one-stop-shop” capabilities, which Meadville believes enhances its relationships with its customers and provides it with opportunities for rapid technology advancement.

Meadville’s primary PCB-related products and services are summarized in the following table:

Products/Services	Specifications	Major Applications

PCB Products
Conventional PCBs	Production of conventional PCBs with layers ranging from 2 layers to 56 layers	Electronic products for the communications, computer and computer peripherals, consumer electronics, automotive components, industrial and medical equipment end markets
HDI PCBs	Production of HDI PCB ranging from 4 layers to 20 layers	Hand-held consumer electronic devices, cellular phones, and hand- held medical equipment
Rigid-flex PCBs	Production of 2 to 4 layer flexible circuit boards, and rigid flex circuit boards up to 10 layers	Electronic products for consumer, medical, telecommunications, cellular phone, and data storage applications
IC substrates	Production of IC substrates including CSP, BOC, MCM and SiP using laser technology and ultra fine line processes to meet semiconductor standards	All semiconductor applications, including memory applications, wireless communications and broadband devices, networking and computing equipment, and automotive components
Value-added services
QTA services	Production of PCBs within a reduced timeframe to meet customers’ time-to-market requirements	QTA services are often used in prototype production and at the new product introduction stage to reduce the time to market of a product
Design and engineering services	Design and engineering services such as PCB and IC substrate layout design and signal integrity simulation	Design and engineering services are provided in the early stages of product development
Drilling and routing	High-speed mechanical drills and routers to drill and route PCBs and IC substrates. Manufacture spare parts for PCB manufacturing equipment	Drilling and routing are manufacturing procedures necessary for the production of PCBs

Printed circuit boards

Meadville sells a variety of PCB products, including conventional PCBs, HDI PCBs, rigid-flex PCBs, and IC substrates. Meadville believes that its capacity to produce a wide range of PCB products, the variety of applications in which each type of PCB can be used, and its ability to provide “one-stop shop” services to customers ensures that it has a diversified customer base and protects the company from fluctuations affecting any one particular end market. Included below is an overview of Meadville’s PCB products.

Conventional PCBs

A PCB is a board containing a pattern of conducting material, such as copper, which becomes an electrical circuit when electrical components are attached to it. It is the basic platform used to interconnect electronic components and can be found in most electronic products, including computers and computer peripherals, communications equipment, cellular phones, high-end consumer electronics, automotive components, and medical and industrial equipment. Conventional PCBs can be classified as single-sided, double-sided, and multi-layer boards. Meadville currently focuses on the production of rigid, multi-layer PCBs.

Multi-layer PCBs account for the largest share of Meadville’s total revenue from PCB products. A multi-layer PCB can accommodate more complex circuitry than a double-sided PCB. It has more than two copper circuit layers with pieces of laminate bonded by resin in between layers. Multi-layer PCBs require more sophisticated production techniques compared to single and double-sided PCBs as, among other things, they require high precision manufacturing and more stringent product quality. The complexity of the application for which a PCB can be used increases with the number of layers comprising the PCB. For instance, two to six layer PCBs are generally used for automotive and computer peripherals, while 8 to 12 layer PCBs are generally used for notebook computers, computer servers, and graphic cards. PCBs with 14 layers or more are generally used for networking, communications equipment, and high-end computer servers. A large portion of the conventional PCBs manufactured by Meadville with 14 or more layers are backplanes, which are generally a larger and thicker type of PCB, on which connectors are mounted to connect with other PCBs, IC substrates, and other electronic components. The manufacture of backplane products requires specialized expertise and equipment because of the larger size and thickness of the backplane relative to other PCBs and the increased complexity of the product. Examples of the end-products in which Meadville’s PCBs are used include Fujitsu notebook PCs, ATI graphic cards, office automation equipment Konica Minolta and Ricoh, networking systems for Huawei and ZTE, medical equipment for Toshiba, and products in the commercial aerospace industry.

Meadville is capable of producing commercial quantities of PCBs with up to 56 layers at a board thickness of 10 mm and, in addition, its OPCM plant has the capability to produce PCBs with up to 44 layers and its DMC plant has the capability to produce PCBs with finished board thicknesses of up to 8.0 mm. Meadville’s major multi-layer PCB products include 6 to 16 layers which in aggregate accounted for approximately 52.8% of Meadville’s sales of PCB products for the year ended December 31, 2008 and approximately 52.0% of sales of PCB products for the nine months ended September 30, 2009.

High density interconnect or HDI PCBs

Meadville produces HDI PCBs, which are PCBs with higher wiring density per unit area and require more sophisticated technology and manufacturing processes for their production than conventional PCB products. HDI PCBs are boards with high-density characteristics including micro holes, or vias (diameter typically less than 0.1 mm), fine lines (line width and spaces typically less than 0.075 mm), and are composed of high performance materials, thereby enabling more connectivity functions per unit area. In general, a board’s complexity is a function of density, layer count, material/laminate, and surface finishes. Board density represents a key indicator of a PCB’s overall complexity. There are numerous measurements of a board’s density. These include minimum line width (inner and outer layers), minimum line spacing, minimum via size, and aspect ratio. In general, the most widely used method for achieving HDI packing density is to build up microvia layers on top of conventional PCB core layers. 1+HDI PCBs are high density PCBs with one microvia layer of build up, while 2+HDI PCBs are high density PCBs with two microvia layers of build up.

As end-products have become smaller and more portable, with higher functionality, demand for HDI PCB products has increased dramatically. Examples of their use can be found in many different consumer products such as cellular phones, handheld electronic devices, and gaming consoles. In general, 1+HDI PCBs are used in digital cameras, MP3 players, gaming consoles, and basic cellular phones. More sophisticated products like commercial broadcasting camcorders, MP4 players, and cellular phones with functions such as cameras, MP3 players and 3G applications typically require 2+HDI PCBs. As more advanced features are added to cellular phones and notebooks, Meadville is now capable of producing commercial quantities of 3+HDI PCBs for cellular phones and 4+HDI PCBs for notebooks. Meadville’s PCB products can be found in end-products such as TCL, Bird, and ZTE cellular phones.

Meadville’s HDI PCB products were initially developed internally and its production techniques were later enhanced through licensing arrangements with strategic partners such as TNCSi. Under this arrangement Meadville was able to obtain and use higher-yielding production technology developed by TNCSi to produce more advanced

HDI PCBs, including 1+ and 2+HDI PCBs, much earlier than Meadville could have through its own internal development.

Rigid-flex PCBs

Rigid-flex circuitry provides a simple means to integrate multiple PCB assemblies and other elements such as display, input, or storage devices without wires, cables, or connectors, replacing them with thin, light composites that integrate wiring in ultra-thin, flexible ribbons between sections. In rigid-flex packaging, a flexible circuit substrate provides a backbone of wiring with rigid multilayer circuit sections built-up as “islands” where needed.

Since the ribbons can be bent or folded, rigid-flex provides a means to compactly package electronics in three dimensions with dynamic or static bending functions as required, enabling miniaturization and thinness of product design that would be otherwise impossible. The simplicity of rigid-flex integration also reduces the number of parts required, thus improving reliability. The increasing popularity of mobile electronics coupled with the design trend of developing increasingly thinner, lighter, and more feature-rich products is driving growth in the rigid-flex and flex sector, where these PCBs are the backbone of miniaturization.

Rigid-flex technology is essential to a broad range of applications including aerospace, industrial, and transportation systems requiring high reliability, hand-held, and wearable electronics such as mobile phones, video cameras, and music players where thinness and mechanical articulation are essential, and ultra-miniaturized products such as headsets, medical implants, and semiconductor packaging where size and reliability are paramount.

Meadville’s newly developed rigid-flex and HDI rigid-flex product line is a high value-added segment of its PCB business. Meadville commenced mass production of this product line in the third quarter of 2008.

IC substrates

Meadville currently manufactures a relatively small amount of IC substrates. IC substrates are mounts that are used to connect very small ICs, or semiconductors, to comparatively larger PCBs for assembly into electronic end-products such as memory modules, cellular phones, digital cameras, automotive GPS systems, and engine controls. IC substrates, also known as IC carriers, are highly miniaturized circuits manufactured by a process largely similar to that for PCBs, but requiring the use of ultra-thin materials and including micron-scale features, as they must bridge the gap between sub-micron IC features and millimeter scale PCBs. Consequently, IC substrates are manufactured in a semiconductor-grade clean room environment to ensure products are free of defects and contamination.

IC substrates are a basic component of IC packages which, combined with other electronic components in an assembly, control functions of an electronic appliance. IC packages can be broadly divided into single chip modules (or SCMs) and multi-chip modules (or MCMs), with the former containing one IC chip, and the latter containing multiple chips and other electronic devices. Meadville produces SCM substrates, including CSPs, BOCs and PBGAs (concentrating on the ultra-thin CSP and BOC market) and MCMs in “stacked die” and “chip array” formats.

As a relatively new technology, investment in IC substrate production is more costly than that for conventional or HDI PCB production. As with HDI PCB production, a fundamental factor driving technology development is interconnection density, which requires increasing product performance and features requiring more complex circuitry in ever smaller unit areas. A secondary factor is the small size of the parts ranging from approximately 3.0 mm x 3.0 mm to 50 mm x 50 mm, which dictate a manufacturing process suitable for miniaturized parts. Meadville’s PCB business is able to manufacture finished IC substrates as thin as 0.19 mm, and circuit track widths as narrow as 0.035 mm. The following are the main types of IC substrates Meadville produces and their distinguishing features.

•	Chip Scale Package or CSP — Semiconductor packages with an area of no more than 1.2 times the size of the semiconductor die. Typically, CSPs are used in applications where package thickness, size, and weight must be minimized, such as cellular phones, digital cameras, PDAs, notebook computers, and wearable medical devices.

•	Board On Chip or BOC — BOC packages are a specialized CSP type used for advanced high speed memory chips, where electrical resistance must be minimized to ensure high-speed transmission for use in high-speed applications. To achieve this, chips are mounted face-down, with fine-pitch wires passing through a slot in the substrate to connect the chip and substrate with wires of minimum length.

•	Multi-Chip Modules or MCM — An MCM is a package consisting of two or more ICs electrically connected to a common circuit base and interconnected by conductors in that base. MCMs combine several semiconductor die and passive components to form a small system, an example of which is a GPS module. It is more reliable than other available technologies and is mainly used in automotive components, GPS navigators, and engine controls.

•	System-in-a-Package or SiP — A SiP is a number of integrated circuits enclosed in a single package or module. It is more than an IC package containing multiple die. SiP products are fully functional systems or sub-systems in an IC package format. SiP may contain one or more IC chips (wirebonded or flip-chip) plus other components that are traditionally found on the system mother board. Existing market uses for SiP include RF and wireless devices (such as power amplifiers, GPS modules, cellular, and Bluetooth® solutions), Netbooks, digital baseband solutions for the wireless markets, and controllers for hard drives in the storage market.

At present, Meadville focuses on the production of advanced and high-end IC substrates. Some examples of the end-products in which Meadville’s IC substrate products can be found in dynamic and flash memory products.

Value-Added Services

QTA services

Meadville’s QTA services are provided from its Hong Kong production plant at OPCM. Meadville manufactures highly complex PCB products with layer-counts ranging from 2 to 30, of large-format size, high board thickness, and exotic substrate materials, in 4 to 8 days. Meadville offers both prototype production and “new product introduction” services, which allow its customers to transition a product from prototype to commercial production. As part of Meadville’s prototype production services it produces small batches of 100 square feet or less of new products during the design and testing phase, with lead times ranging from 72 hours to 6 days. Meadville also builds medium-size batches of 100 to 1,000 square feet of “short lead-time,” pre-production pilot builds, typically for products of lower complexity, with lead times ranging from 7 to 12 days. Meadville receives significant premiums over its standard volume pricing for each of these services depending on lead times, complexity, and layer-counts.

Meadville believes that it can efficiently accelerate the transition from prototype design to volume manufacturing of PCBs. Its quick-turn prototype service allows it to provide small test quantities to its PCB customers’ product development groups. Meadville’s participation in product design and prototyping enables it to strengthen its relationships with customers that require DFM services by working together during the design phase of their production. Providing this service also allows Meadville to enter into relationships with its PCB customers at the early product development stage, which can translate into mass production orders for its plants in the PRC.

Design, engineering and other services

Meadville provides design and engineering services during the early stages of production, including circuit board layout and related design services and signal integrity simulation, as well as IC substrate design and testing services to ensure that design and fabrication may be integrated to achieve a high quality and cost-effective product for its customers. These services are provided through Meadville’s design center located in Shanghai, MISL. MISL also evaluates customer designs for manufacturability and recommends design changes. Meadville believes this collaborative process helps its PCB customers improve the systems they are designing, reduces manufacturing costs, and increases manufacturing yields and improves the quality of finished PCB and IC substrates products. In addition, by working closely with its customers throughout the design and manufacturing process, Meadville is able to keep abreast of current market developments, in particular, technology developments, requirements, and customer trends, and further strengthen its customer relationships.

Drilling and routing services

Meadville also provides PCB drilling and routing services to its customers through SKE, its drilling and routing plant in Shanghai. The process involves using a high-speed mechanical drilling machine to drill small holes on multi-layer PCBs or IC substrates, according to customer specifications.

Production Plants

Plants

Meadville currently operates a total of seven PCB plants and one drilling and routing plant in the PRC and in Hong Kong. Meadville’s production plants in the PRC that produce conventional PCBs, HDI PCBs, and rigid-flex PCBs are SYE, SME, DMC, MAS, and GME. The SYE plant is capable of producing conventional PCBs of up to 56 layers, while the SME plant can produce PCBs of up to 22 layers. The two newer plants, MAS and GME, can produce HDI PCBs and conventional PCBs with layer counts up to 20 layers and 12 layers respectively. DMC, which commenced operations in 2004, is capable of producing conventional PCBs of up to 40 layers. SYE and DMC are operated through joint ventures with Guangdong Shengyi Sci Tech Co., Ltd., or GSST. GSST is Meadville’s largest supplier, supplying Meadville with prepreg and laminate, and is owned as to approximately 22.18% by a wholly owned subsidiary of Meadville. Guangzhou OPC Flex Limited, which operates out of the GME plant, is currently producing double-sided and multilayer flexible circuit boards, with the double-sided flex cores being developed for use in the manufacture of multilayer rigid flex circuit boards. That plant is currently producing maximum 4 layer flex and maximum 10 layer rigid flex PCBs. The smallest laser via size is 0.1 mm and the thinnest flexible circuit board produced currently is 0.15mm. Currently, Meadville is manufacturing rigid-flex PCBs at both its GME and SME plants. Meadville’s factory in Shanghai, SMST, produces IC substrates, including BOC, flip-chip, CSP, SiP, and PBGA IC substrates. Meadville is able to produce HDI and conventional PCBs of up to 44 layers at OPCM, where it focuses on high value added, small volume production orders.

In addition, Meadville provides drilling and routing services at its plant in Shanghai, SKE, and PCB layout design and engineering services through MISL, its PCB design center located in Shanghai.

Meadville’s PCB plants in Eastern and Southern China are in close proximity to its suppliers and customers and have good infrastructure and transportation networks and ready access to a relatively inexpensive and skilled labor force. As of December 31, 2006, 2007, and 2008, the combined available annual PCB production capacity of Meadville’s PCB plants was approximately 20.1 million, 25.7 million, and 30.1 million square feet of PCB products, respectively. As of September 30, 2009, Meadville’s annualized available production capacity was 32.4 million square feet for conventional PCBs, 19.0 million square feet for HDI PCBs, 12.3 million square feet for rigid-flex PCBs, and 1.1 million square feet for IC substrates.

In general, Meadville has designed its production system so that each plant is equipped with the necessary processes and capacity to absorb seasonal upswings of business according to historical trends. However, from time to time Meadville subcontracts portions of its manufacturing processes, which represent a small portion of its total orders. For example, Meadville may subcontract drilling services when it encounters short-term capacity constraints at its own production plants.

Meadville has not experienced any major interruptions to its business due to raw material shortages, water, or power stoppages or due to non-compliance with government rules and regulations that have materially affected its financial condition or its operations.

The following table sets forth the location, size, products, and capacity of Meadville’s PCB production plants:

				Layer
				Count	Maximum	Available
		Site		Range	Capacity	Capacity	Utilization
Plant	Location	Area (sq. ft)	Products	Capability	(sq. ft)(1)	(sq. ft)(2)	Rate(3)(4)

OPCM	Hong Kong	86,982	HDI (one-plus layer), conventional PCBs, and IC substrates	2 layer to 44 layer	561,600	348,000	93%
SYE	Dongguan, PRC	494,731	HDI, conventional PCBs	2 layer to 56 layer	6,360,000	5,640,000	100%
DMC	Dongguan, PRC	1,322,803	HDI, conventional PCBs	2 layer to 40 layer	12,000,000	10,320,000	97%
SME	Shanghai, PRC	416,761	HDI (one to four-plus layer), conventional and Rigid-Flexible PCBs	2 layer to 22 layer	5,160,000	5,040,000	92%
GME	Guangzhou, PRC	968,028	HDI (one and two-plus layer), conventional and Rigid-Flexible PCBs	2 layer to 12 layer	3,600,000	3,600,000	103%
MAS	Suzhou, PRC	1,129,690	HDI (one and two-plus layer) and conventional PCBs	2 layer to 20 layer	3,600,000	1,800,000	95%
SMST	Shanghai, PRC	521,257	IC substrates	2 layer to 6 layer	1,080,000	1,080,000	95%
SKE	Shanghai, PRC	135,207	PCB drilling and routing service	N/A	N/A	N/A	N/A

Notes:

(1)	“Maximum capacity” equals Meadville’s largest estimated available monthly capacity from January 1, 2009 through September 30, 2009 multiplied by twelve. Meadville has estimated its available monthly capacity based on certain assumptions, including hours worked, planned product mix, and expected bottlenecks in the production process.

(2)	“Available capacity” is the estimated available capacity as of September 30, 2009 multiplied by twelve. Meadville estimates its available capacity at the beginning of each month based on certain assumptions, including hours worked, planned product mix, and expected bottlenecks in the production process.

(3)	“Utilization rate” is calculated by dividing the actual square footage of PCB product output in the period from January 1, 2009 through September 30, 2009 by the “available capacity.”

(4)	Meadville’s capacity measurements are derived from certain estimates and assumptions that are based on our PCB manufacturing experience. These estimates may not be accurate and therefore Meadville’s actual PCB production capacity in any month or for any other period may differ materially from the estimated available capacity.

Equipment

Meadville, generally through the PCB Subsidiaries, owns substantially all of the equipment it uses in its PCB business. Meadville’s equipment includes, for example, carbon dioxide laser drilling machines, horizontal plating machines, and automated optical inspection machines. Meadville reviews annually its equipment needs by each PCB production plant and upgrades its equipment in response to technological advances in production processes, product innovation, and general wear and tear. Certain key pieces of equipment used by Meadville were especially commissioned according to specifications it provided, including plating and etching lines, in order to accommodate the specific production processes developed by Meadville and to improve the efficiency of the production process. It is part of Meadville’s strategy to use a mix of automation and manual labor in the manufacturing process in order to optimize the cost efficiency of its operations.

Orders for new equipment are normally negotiated through Meadville’s procurement department whereas the maintenance of equipment is undertaken by staff at individual production plants. A majority of Meadville’s equipment is purchased from companies located outside of the PRC, and therefore Meadville bears the risk of currency fluctuations in the price of such equipment.

Raw materials and consumables

The key raw materials and consumables used in the production of Meadville’s PCB products include prepreg and laminate. Meadville mainly sources these raw materials from Hong Kong, the PRC, Taiwan, and Japan, and pays for purchases in the relevant currency with credit periods which generally range from 60 to 90 days. All raw materials and consumables accounted for approximately 61.9% and 61.4% for the year ended December 31, 2008 and the nine months ended September 30, 2009, respectively, of Meadville’s total costs of sales. GSST is Meadville’s largest supplier, supplying Meadville with prepreg and laminate, and is owned by an affiliate of Meadville.

Meadville has maintained long-term relationships with its main suppliers, many of which it has dealt with for more than 10 years. Meadville also uses a number of suppliers for each key raw material in order to reduce dependence on any single supplier, with its top five suppliers accounting for approximately 35.4% and 33.3% of total purchases in the year ended December 31, 2008 and the nine months ended September 30, 2009, respectively. Meadville’s largest supplier, GSST, which supplies it with prepreg and laminate, accounted for approximately 16.6% and 15.3% of total purchases in the year ended December 31, 2008 and the nine months ended September 30, 2009, respectively. GSST is owned by an affiliate of Meadville. Future sourcing of prepreg and laminate is expected to come from a number of reputable, high-technology prepreg and laminate suppliers, including Meadville’s current prepreg and laminate business, which Meadville intends to sell to Top Mix Investments Limited, one of the companies owned by Mr. Tang (the controlling shareholder of Meadville), concurrent with the closing of the PCB Combination.

Meadville typically purchases raw materials on the spot market subject to market prices. However, for the purchase of chemicals, Meadville enters into consignment contracts where it is able to lock in a set price per amount of chemicals purchased. Although Meadville does not usually keep an inventory of raw materials in excess of the two week lead time required for current production or have long-term supply contracts with suppliers, Meadville believes that it has been and is able to rely on the relationships with its suppliers to provide sufficient raw materials to meet its production needs.

Customers

Currently, Meadville supplies PCB products and value-added services to OEMs, EMS providers, ODMs, and PCB traders in, among other areas, the PRC, Japan, South Korea, North America, and Europe. Meadville also supplies PCB materials and drilling and routing services to other PCB manufacturers. Meadville supplies IC substrates to semiconductor manufacturers. Customers of its QTA services are primarily OEMs.

Meadville believes that its diversified customer base helps it to understand the needs of different markets, thus preparing it for further technology development and business expansion. Along with its headquarters in Hong Kong, Meadville has marketing offices in the PRC, Malaysia, the United Kingdom, and North America for the marketing and promotion of its PCB products. These marketing offices also serve as contact points where customer feedback and other industry information can be relayed to Meadville headquarters.

Meadville generally works with its OEM customers in the design of their products, and the OEM subsequently either purchases Meadville’s products directly, or as is more often the case for non-PRC OEMs, indirectly “purchases” Meadville’s products by instructing their EMS providers to purchase Meadville’s products to be incorporated into their end-products or component parts. Meadville’s relationships with EMS providers which are purchasing its products on behalf of OEMs normally are directed by the OEMs; the OEMs typically conduct the product supply qualification process and Meadville generally engages in non-binding contracts with the OEMs in which terms of service and product delivery and acceptance are set out. Meadville also negotiates product pricing and volumes and enters into a volume discount contract with the OEMs. Meadville also sells its products directly to certain OEM customers such as Huawei and ZTE, both of which it has had as customers for over 10 years. Currently,

Meadville is developing a long-term and valued relationship with IBM as a PCB supplier. Meadville sells its products indirectly through EMS providers to OEM customers. Plexus, Celestica, Flextronics, and Inventec are among the EMS providers that purchase Meadville’s products for use in OEM assembly projects. In addition, Meadville sells its PCB products to PCB traders, including through its strategic alliance with TNCSi, which allows it to reach customers in markets it may not be able to access otherwise.

Most of Meadville’s OEM customers are companies involved in the manufacture of communications equipment, computers and computer peripherals, cellular phones, high-end consumer electronics, medical and industrial equipment, and automotive components. Meadville’s major customers in terms of PCB demand engage in the production of a diverse range of products, which include but are not limited to the following:

OEM Customers by Industry Sector	Major End-Products of Meadville’s OEM Customers

Communications equipment	Base stations, routers, switches, wired and wireless equipment, and microwave antenna
Cellular phones	Cellular phones and accessories
Computers and computer peripherals	PC motherboards, notebook computers, hard-disk drives, printers, cable TV set-top peripherals boxes, and network servers
High-end consumer electronics	Plasma TVs, LCD TVs, DVD recorders, MP3 players, gaming consoles and digital cameras
Industrial and medical equipment	X-ray scans, ultrasound scans, CT scans, MR scans
Automotive components	Car audio, GPS navigator components, and engine control units

In the nine months ended September 30, 2009, sales of conventional PCBs, HDI PCBs, rigid-flex PCBs, IC substrates, and quick-turn-around value-added services accounted for 62.1%, 31.2%, 1.1%, 2.0%, and 3.6%, respectively, of Meadville’s PCB revenue.

The following table sets forth the breakdown of Meadville’s PCB sales by end market for the periods listed:

				Nine Months Ended
	For the Year Ended December 31,			September 30,
	2006	2007	2008	2008	2009
	(In millions of HK$)
	(Unaudited)

PCB Revenue by Application
Sales and Other Operating Revenues
Automotive	$34	$35	$53	$47	$41
Cellular phone	528	1,012	1,256	968	780
Communication	842	1,268	1,725	1,286	1,345
Computer	549	643	1,015	803	745
Consumer	458	568	496	319	236
Industrial and medical	168	188	224	169	123
Other	260	395	443	338	235

The following table sets forth the breakdown of Meadville’s PCB sales by layer count for the periods listed:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2006	2007	2008	2008	2009
	(In millions of HK$)
	(Unaudited)

PCB Revenue by Layer Count
Sales and Other Operating Revenues
2, 4, and 6 layers	$714	$1,009	$922	$693	$491
8, 10, and 12 layers	952	1,336	1,768	1,394	1,219
14, 16, and 18 layers	261	311	438	326	358
20 layers and above	55	64	110	80	109
IC substrates	70	130	171	139	70
HDI PCBs	748	1,145	1,540	1,137	1,094
Rigid-flex PCBs	—	—	74	15	37
Value-added services	39	114	189	146	127

Marketing and sales

Meadville’s strategy is to focus on the high-end PCB market, such as high layer count conventional PCBs, HDI PCBs, rigid-flex PCBs, and IC substrates, for which margins are typically higher than lower-end PCB products. Meadville has commenced the development of its QTA business for existing OEM and EMS customers located in Europe and North America and intends to further develop that business in the Asian markets where OEMs are relocating their design centers. Meadville markets its QTA services through a dedicated sales force.

Currently Meadville markets its PCB products principally under two brands: the SYE brand in the PRC and the OPC brand in all other countries. As Meadville’s production plants have different focuses in terms of their product mix and target customer base, it aims to deploy the right plant and resources to meet its customers’ requirements. With the range of PCB products and services that Meadville offers and its multi-plant support capability, Meadville promotes itself as a “one-stop shop” for PCB products.

Meadville believes that its ability to maintain close relationships with its PCB customers is an important factor in its success. Over the years, Meadville has established a marketing approach that includes appointing sales and marketing officers in its major markets worldwide. To enable a more efficient allocation of sales and marketing efforts and to ensure that risks relating to customers and regions are effectively managed, Meadville formulates marketing initiatives to select new customers that are in line with its business strategy. Meadville is continuing to expand its marketing efforts in Japan, North America, and Europe in seeking to expand its market share and enlarge its customer base in these locations. Such efforts include meeting with its existing and target PCB customers, distributing promotional items, providing technical information to business publications, and participating in trade shows and industry conferences.

The following table sets forth the breakdown of Meadville’s PCB sales by geographic location for the periods listed:

	Year Ended
	December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(In millions of HK$)
	(Unaudited)

PCB Revenue by Geographic Location (the final destination to where the final PCB products of Meadville are delivered)
Sales and Other Operating Revenues
Mainland China	$1,752	$2,748	$3,342	$2,476	$2,509
Europe	224	308	468	376	285
Hong Kong	92	320	325	263	157
North Asia	448	278	270	213	118
Southeast Asia	140	231	405	282	282
North America	183	224	402	320	154

Sales force

Meadville markets its PCB products and services to its PCB customers primarily through its direct sales staff in regional marketing offices located in the PRC, Hong Kong, Malaysia, the United Kingdom, and the United States. Meadville’s sales are concluded at its Hong Kong office, except for sales in the PRC, which are concluded at its PRC offices. Meadville also markets its PCB products through independent third party sales agents in Europe, North America, Israel, Singapore, the PRC, Hong Kong, and South Korea, which are remunerated by commission. The sales agents in these regions initiate sales and thereafter Meadville’s direct sales department in Hong Kong follows up on the order to conclude the sales contract. For Meadville’s international PCB customers that require multi-plant support capability, it has set up a global account management team dedicated to these customers to provide cross-regional services and to monitor the technological ability, quality, responsiveness, delivery, and cost services provided by Meadville’s plants.

In addition to its direct sales staff, Meadville also maintains a corporate marketing team that works with its sales personnel to promote and maintain its relationships with customers. The marketing team also regularly obtains market intelligence to identify business opportunities and works to enhance Meadville’s brand image.

Customer service

Meadville strives to provide timely and quality services to its PCB customers. Meadville has a customer service team located in its regional marketing offices in Hong Kong, the United Kingdom, and the United States, as well as in its plants in the PRC. The primary function of Meadville’s team members in its regional marketing offices is to monitor customer requirements and assist customers at each point during the process, from ordering through to production, delivery, and after-sales service. Meadville provides real time information through its internal website to enable its staff members to access information on the sales process and to track their orders. Meadville’s customer service teams in its plants in the PRC allow it to provide on-site production data, scheduling, and work-in-progress information to its PCB customers in a more timely and effective manner. Meadville’s customer service staff is trained to provide service to customers worldwide.

Securing orders

In accordance with Meadville’s estimated target for each type of PCB product it produces, which Meadville establishes at the beginning of each year and reviews quarterly, Meadville’s sales and marketing officers contact its existing PCB customers to ascertain their annual procurement plans and estimate the likely volume of their annual orders. Meadville’s customers are usually able to provide Meadville with their estimated demand for PCB products over a three to six-month period. However, Meadville does not frequently enter into long-term sales contracts with its OEM customers, as most of these customers adjust their production schedules based on the relevant market environment for their end-products, and therefore, the exact purchase volumes are often subject to variation. Direct orders for Meadville’s products are made through separate purchase orders issued by customers which are directly using Meadville’s products, such as direct OEM customers and EMS providers purchasing goods for use in assembling OEM end-products. These purchase orders set out the quantity and type of product to be purchased, as well as specific price, delivery, and cancellation terms. On occasion Meadville does enter into long-term non-binding agreements with certain major OEMs. These agreements generally set out the terms under which Meadville will supply and deliver its products to the EMS providers of the OEMs, as well as terms of payment, capacity mandates, terms of estimating future orders, and general cancellation policies, among other terms. These agreements do not obligate the customer to purchase Meadville’s products. The terms of these agreements only become operative when products are actually procured, at which time each party must fulfill certain obligations set out in the agreement.

Most OEM customers require the production plants from which it intends to order products to undergo a qualification process, whereby the customer assesses Meadville and its production plants to ensure that they meet the customer’s requirements in a number of areas, such as quality assurance and technical capabilities. This process normally takes between 6 to 12 months, but can take up to two years. The length of the qualification process, and the fact that each party bears its own expenses in this regard, means that Meadville’s customers are not likely to change PCB suppliers quickly, and therefore Meadville tries to develop long-term partnerships with such customers. This also creates a barrier to entry for new and recent entrants in the PCB industry. Meadville has devised a four-stage qualification process to facilitate its meeting customers’, or potential customers’, qualification processes and requirements.

Pricing

Each PCB product that Meadville manufactures is made according to customer specifications. Meadville develops regional pricing guidelines for its products, which are reviewed quarterly and based on various factors, including each customer’s requirements, the strength of Meadville’s competitors, the costs of production in terms of capacity and capability, quality requirements, Meadville’s capability to work within a short lead time, the customer relationship, Meadville’s overall marketing strategy, the region into which Meadville is selling, and market prices. In each request for a quotation received in respect of a customer, negotiations for that order take place between Meadville’s sales department and the direct or indirect OEM customer or EMS provider, generally within the range set in its pricing guidelines. Meadville may also offer volume rebates. In general, the value-added products which Meadville produces, such as high layer-count conventional PCBs, HDI PCBs, rigid-flex PCBs, and IC substrates, command a higher margin than lower-end PCB products. Meadville’s QTA services command higher margins for faster turnarounds. Fluctuations in the costs of production, such as for raw materials, are often passed on to the customer following further negotiations.

Credit period

Most of Meadville’s sales are conducted on an open account basis, although certain of its customers settle their accounts through letters of credit, wire transfers, or by check. Credit periods typically range from 60 to 90 days, depending on Meadville’s relationship with the customer. Meadville determines whether to extend credit on the basis of the customer’s credit history, payment practices, its relationship with the customer, and the perceived growth potential of its business with the customer. Each customer must undergo a credit evaluation by Meadville’s marketing and finance departments before a credit period, credit limit, and method of payment are approved for that customer.

Process and product development

Process and product development plays a vital role in Meadville’s business. As electronic products become smaller, demands are increasing for higher speed and functionality of such products. Accordingly, continued advancement in processing technology is required to develop increasingly smaller sized PCB products with increased functionality. As product responsiveness and speed increase, special electrical properties become a factor affecting signal integrity and the transmission speed between PCBs and the electrical components to which they are connected. Special materials, equipment, chemicals, and manufacturing processes are therefore required to ensure the proper functioning of the final electronic end-product.

In order to succeed in the advanced electronic interconnection sector, Meadville’s process and product development must allow it to anticipate future interconnection requirements and have processes and/or products in place to capitalize on future developments. In addition, by enhancing its processing technology Meadville not only seeks to produce more advanced products, but also to improve its product yield and production efficiency, in order to remain competitive in the market.

Meadville’s process and product development team is responsible for implementing technology road maps, evaluating new equipment and materials prior to production, recommending investment budgets, designing the most efficient production floor layout for the production plants, and identifying the types of products to be manufactured.

Over the last 10 years, Meadville’s process and product development team has developed various products and techniques to improve PCB production capabilities, including the development of its own process to manufacture HDI PCBs, rigid-flex PCBs, IC substrates, and advanced multilayer PCBs and backplanes.

Meadville’s PCB development projects are divided into four platforms, consisting of its process, product, material, and environmental platforms. Meadville systematically monitors the projects conducted under these platforms in monthly meetings, and the progress is followed according to Meadville’s R&D process. Meadville’s R&D process consists of the following three phases: “R” for research, “D” for development, and “I” for industrialization. The reliability assessment of Meadville’s projects is included as a part of its R&D process in accordance with following steps: planning, testing, and analysis.

Current projects include the following:

Process Platform

•	development of semi-additive mSAP3 fine line technology (line/space < 50µm) to be used in HDI PCBs;

•	development of semi-additive SAP3 fine line technology (line/space < 20µm) to be used for IC substrates;

•	development of a copper additive system for viafilling for Meadville’s pattern plating process;

•	development of panel/pattern plating additive system for high aspect ratio through hole and laser micro via plating processes;

•	development of manufacturing technology (DALi) to enable production of PCBs of any layer, including very thin plated layers using conventional PCB production machines;

•	development of through-hole filling process for any layer structure using resin plugging process; and

•	development of mechanical drilling capability for high aspect ratio products.

Product Platform

•	development of ultra thick PCBs Z-axis interconnection technology to fulfill customers’ future requirements;

•	development of board level optical interconnection technology for future high speed product applications;

•	development of embedded passive technology including capacitors, resistors, and inductors;

•	development of high aspect ratio product capability according to customers’ future requirements, including both plated through-holes and laser microvias;

•	development of super copper foil (SCF) technology for fine line patterning according to next generation product requirements; and

•	development of rigid-flex and semi-flex technology according to customers’ future requirements.

Material Platform

•	development of its PCB material portfolio to produce high transmission speed PCB products;

•	assessing the impact of lead-free assemblies on PCBs and their thermal resistance, including the reliability assessments for different PCB applications; and

•	development of the qualification system to standardize the PCB material qualification.

Environmental Platform

•	development of a recycling system for etchant, including both process and equipment development; and

•	further development of its mechanical deflection system according to customer and regulatory requirements.

Quality assurance

Meadville views the quality of its PCB products and processes as critical to its business. As enumerated below, Meadville complies with international quality standards and systems. Meadville has also implemented numerous quality initiatives and variation reduction programs to promote a culture of building quality products. Key quality metrics are an important part of its business metrics and are reviewed regularly by senior management as part of continuous quality and customer satisfaction improvement efforts. Each production plant has therefore implemented quality management systems which adhere to international standards. As part of this management system, each production plant has a quality assurance department which is responsible for developing and implementing quality assurance procedures and processes. A summary of the certifications achieved for each production plant is set out below.

Plant	Certification	Year Obtained

OPCM	ISO 9001(1) AS9100(2)	1995 2009
SYE	ISO 9001 TS16949(3)	2002 2006
DMC	ISO 9001(1)	2005
GME	ISO 9001	2008
SME	ISO 9001 TS16949	1998 2007
SMST	ISO 9001 TS16949	2003 2005
SKE	ISO 9001	2005
MAS	ISO 9001 TS16949	2001 2003

Notes:

(1)	ISO 9001 relates to the implementation of a quality management system for product quality assurance.

(2)	AS9100 relates to the implementation of a quality management system for product quality assurance in the aerospace industry.

(3)	TS 16949 relates to the implementation of a quality management system for product quality assurance in the automotive industry.

Meadville undertakes the following measures, among others, in implementing these standards:

•	Purchasing control — many of Meadville’s suppliers are ISO 9001 approved and undergo a supplier evaluation process before being admitted to its approved vendor list; raw materials may also be physically inspected by quality assurance staff.

•	Production control — each production plant operates under controlled conditions, including controls over the key aspects of manpower, machinery, materials, method, and environment. Each of these involve a number of considerations, such as a maintenance program, a procedure for the identification and traceability of products throughout the production process, and protection of products during transportation, packing, storage, and delivery.

•	Statistical process control (“SPC”) — all key processes are monitored and improved using SPC to maintain process stability. SPC is also used to control key product parameters.

•	100% reliability testing — each finished product is tested at a number of points during the production process for defects, reliability, and compliance with customer requirements. External laboratories are also used to verify product reliability and conformity with customer requirements. Certain of Meadville’s products are certified by UL, at the request of its customers, for which UL conducts independent testing.

Competition

The PCB manufacturing industry is highly competitive with manufacturers competing generally on the basis of prices, product manufacturing technology and capability, quality, reliability, and service. Lower-end PCBs are generally considered to be commoditized products and characterized by high price competition. For high-end PCB products, pricing is still important but manufacturers also compete on product manufacturing technology and capability, quality, reliability, and service. Meadville competes with other PCB manufacturers that operate primarily in North America, Europe, Japan, the PRC, Taiwan, and South Korea. Each of these markets is characterized by different competitive factors, as briefly described below.

PRC and Hong Kong

PCB manufacturers in the PRC and Hong Kong are generally focused on the production of lower layer-count, mass volume PCB products. In the manufacture of low end products, which represents a relatively smaller portion of Meadville’s total sales, Meadville primarily competes against manufacturers of conventional PCBs.

North America and Europe

Meadville competes in the market for technologically advanced PCB products with PCB manufacturers operating in North America and Europe that tend to focus on providing high-end, technologically advanced PCB products, especially to the commercial aerospace industry (North America) and the communications industry (Europe). Many of these manufacturers have shifted or are beginning to shift their manufacturing operations from North America and Europe to the PRC.

Japan

Japanese PCB manufacturers are primarily focused on providing advanced HDI PCBs, including 3+HDI PCBs, to the high-end consumer electronics industry. Meadville competes with these manufacturers in the production of HDI PCBs and IC substrates.

Taiwan

The PCB market in Taiwan is focused primarily on the production of low to medium-end PCB products, particularly for mass volume commodity market products, with some niche production of HDI PCBs and high-layer backplanes. Meadville competes against Taiwanese manufacturers primarily in the production of conventional PCBs, HDI PCBs, and IC substrates.

South Korea

Meadville competes with South Korean PCB manufacturers primarily in the production of conventional PCBs, HDI PCBs, and IC substrates.

Environmental Matters

Meadville is subject to a variety of environmental laws and regulations in Hong Kong and the PRC which impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage, and disposal of solid and liquid hazardous wastes. The manufacturing of Meadville’s products generates gaseous chemical waste, liquid waste, waste water, and other industrial wastes in various stages of the manufacturing process. Meadville’s production sites in Hong Kong and in the PRC are subject to regulation and periodic monitoring by the relevant environmental protection authorities. The principal environmental laws to which Meadville’s operations in Hong Kong and the PRC are subject include: (i) the Waste Disposal Ordinance, the Air Pollution Control Ordinance, the Noise Control Ordinance, the Water Pollution Control Ordinance, the Environmental Impact Assessment Ordinance, and their respective related regulations in Hong Kong; and (ii) the PRC Environmental Protection Law, the PRC Water Pollution Prevention Law, the PRC Air Pollution Prevention Law, the PRC Environment and Noise Pollution Prevention Law, the PRC Solid Wastes Pollution Prevention Law, the PRC Environmental Impact Assessment Law, the PRC Energy Saving Law, and the PRC Promotion of Clean Production Law, as well as other related regulations, rules, and provisions issued by the PRC State Council, the State Environmental Protection Bureau, or the local government of the places where the relevant manufacturing plants are located in the PRC.

Meadville believes that it is important to carry out its operations in an environmentally responsible manner. As such, Meadville generally attempts to reduce the consumption of natural resources in its operations. Meadville also takes steps to ensure that waste and by-products produced as a result of its operations are properly disposed of in accordance with applicable laws so as to minimize adverse effects to the environment.

Meadville has installed waste water treatment facilities and implemented waste treatment procedures in each of its PCB production plants to treat waste discharged during the production process. Industrial waste produced by its PCB production plants is currently treated in compliance with applicable environmental standards in the jurisdiction where the plant is located before being discharged. More specifically, chemical waste from production processes is segregated and chemically treated. Heavy metals and organic pollutants extracted through this process are compressed into solid waste and collected by licensed waste disposal companies for disposal, while recyclable metals of economic value are collected and sold to authorized resellers. The remaining effluent from the treatment process is treated before being discharged as sewage.

All of Meadville’s PCB production plants, except SKE, have received ISO 14001 certification, which certifies that their production operations conform to international environmental management system standards. Furthermore, Meadville’s IC substrate production plant in Shanghai, SMST, has obtained RC 14001 certification for responsible care management systems while several of its PCB production plants, including SME, DMC, SMST, and MAS, have obtained OHSAS 18000 certification for occupational health and safety management systems. Meadville has put in place policies and procedures at all of its plants to comply with requirements related to the European Union’s WEEE and RoHS Directives.

In order to ensure that Meadville adequately assesses environmental risks and complies with environmental laws and regulations, each of its PCB production plants has assigned staff which are responsible for environmental, health, and safety, or EHS, compliance and report to the relevant plant manager. In the PRC, Meadville’s EHS officers are responsible for managing its EHS system and have education or experience in the EHS field and familiarity with local environmental regulations and practice. EHS engineers supervise Meadville’s EHS operations and have education and experience in operating and maintaining EHS facilities. EHS officers and engineers are supported by technicians who receive training to operate the relevant EHS facilities or functions described above. In Hong Kong, Meadville’s EHS staff is comprised of engineers who have familiarity with the relevant regulations and practice and/or experience operating and maintaining EHS facilities.

As a result of Meadville’s record on environmental matters, Meadville was awarded a Green Product Management System designation in 2008 from a Taiwanese contract manufacturer, the Eco-Partner Certificate in 2007 and 2008 from a Korean OEM, the Pioneer Certificate of Conformity for Environmental Health and Safety in 2006, the Fujitsu Green Procurement designation in 2005, and the Sony Green Partner designation in 2004. These designations indicate that these customers recognize Meadville’s compliance with the international environmental standards to which they are also subject, including the European Union regulations listed above.

Labor and Safety Matters

The applicable laws and regulations relating to labor and safety matters to which Meadville is subject in the PRC include the PRC Labor Law, the PRC Labour Contract Law, the Decision on Establishment of a Unified System for the Basic Insurance for the Aged Workforce of Enterprises, the Decision on Perfection of the Basic Insurance System for Aged Workforce of the Enterprises, the Insurance for Labor Injury Ordinance, the State Council’s Decision on Establishment of the Basic Medical Insurance System for the Workforce in Cities and Towns, the Provisional Insurance Measures for Maternity of Enterprises’ Employees, the Unemployment Insurance Ordinance, and other related regulations, rules, and provisions issued by the relevant governmental authorities from time to time for its operations in the PRC. In Hong Kong, Meadville is subject to the Employment Ordinance, Employees’ Compensation Ordinance, Factories and Industrial Undertakings Ordinance, and Occupational Safety and Health Ordinance.

To ensure compliance with applicable labor and safety laws and regulations and to manage its risks in this regard now and in the future, Meadville has employed professional personnel with relevant training and qualifications to manage such compliance and risks. Meadville’s measures to promote safety include (i) establishing safety committees to identify, recommend, and review safety measures, (ii) providing training to employees, and (iii) establishing safety rules and handbooks.

The following table sets forth the number of Meadville’s regular employees, temporary employees, and total employees for the periods indicated below:

	Regular	Temporary
	Employees	Employees	Total

As of December 31,
2006	7,669	—	7,669
2007	11,112	—	11,112
2008	9,760	—	9,760
As of September 30,
2009	11,233	1,458	12,691

The following table sets forth Meadville’s regular employees and temporary employees by function of activity as of September 30, 2009:

Function	Regular	Temporary	Total

Finance/Legal/Secretarial	132	—	132
General Management	31	—	31
Human Resource/Administration	538	—	538
Information Technology	61	—	61
Logistics/Production Planning/Store	510	—	510
Engineering	1,424	—	1,424
Procurement	38	—	38
Production	5,979	1,458	7,437
Quality Assurance/Quality Control	2,159	—	2,159
Research & Development	125	—	125
Sales & Marketing	224	—	224
System & Process Assurance	12	—	12

Total	11,233	1,458	12,691

Legal Proceedings

From time to time, Meadville may be a party to certain legal proceedings. However, Meadville is not currently a party to any pending legal proceedings that it believes will have a material adverse effect on the business, financial condition, or results of operations of its PCB business.

Premises, Land Use Rights, and Property Interests

Property owned in the PRC

Meadville owns a total of 18 properties located in Dongguan, Guangzhou, Shanghai, and Suzhou in the PRC used in its PCB business. Meadville owns and occupies three properties in Dongguan, PRC with an aggregate gross floor area of approximately 1,394,000 square feet, two of which are currently used for production purposes and one of which is currently used for residential and bicycle parking purposes. Meadville also owns and occupies 12 properties in Shanghai, PRC with an aggregate gross floor area of approximately 740,600 square feet, three of which are currently used for production purposes and the remaining properties are currently used for staff quarters and residential purposes. Meadville owns and occupies two properties in Suzhou, PRC with an aggregate gross floor area of approximately 372,323 square feet, one of which is currently used for production purposes and the other which is currently used for staff quarters and residential purposes. Meadville owns one property in Guangzhou, PRC, where the GME plant is located, with a gross floor area of approximately 1,586,600 square feet.

In addition to the above 18 owned properties, Meadville has contracted to acquire a property located at the (Tongsha) Technology Industrial Park, Dongcheng District, Dongguan, PRC, which has an area of approximately

1,948,000 square feet. This plant is intended to be used for expanding the current production facilities at SYE and to provide for the relocation of the SYE plant in the event Meadville is required to vacate the properties on which its SYE plant is located.

The properties where SYE’s existing manufacturing plant is located are now subject to a general city rezoning plan which has been prepared by the Dongguan municipal government. According to the relevant PRC regulations, the general rezoning plan is made for 20 years. Under the rezoning plan, it is intended that the properties where SYE’s existing manufacturing plant is located will be re-designated from industrial to commercial use. If and when implemented in respect of those properties, the rezoning plan may require that Meadville vacate these properties and relocate SYE’s manufacturing plant.

Property leased in the PRC

Meadville leases a total of 22 properties in Dongguan, Guangzhou, Shanghai, and Suzhou in the PRC for use in its PCB business. Meadville leases two adjoining parcels of land in Dongguan, PRC with an aggregate site area of approximately 110,900 square feet, which is currently being used for an existing dormitory complex with a gross floor area of approximately 177,600 square feet. Meadville may not transfer, sublease, mortgage, or establish other third party rights on such property. Meadville leases two properties in Dongguan, PRC with an aggregate gross floor area of approximately 56,000 square feet, which is currently used as residential housing for staff. Meadville leases 14 properties in Shanghai, PRC with an aggregate floor area of approximately 16,150 square feet, which are currently used for dormitory and office space. Meadville leases a property in Suzhou, PRC with an aggregate gross floor area of approximately 1,000 square feet which is currently used as residential housing for staff. Meadville also leases three properties in Guangzhou, PRC with an aggregate gross floor area of approximately 4,300 square feet which are currently used as residential housing for staff.

Property leased in Hong Kong

Meadville leases two industrial complexes comprised of two OPCM plants, with a total gross floor area of approximately 128,100 square feet, located at the Tai Po Industrial Estate in Hong Kong.

Intellectual Property

Aside from various trademarks and trade secrets, Meadville does not have any intellectual or industrial property rights that are material in relation to its business or profitability. Meadville seeks to protect its proprietary rights through confidentiality procedures and contractual protections such as non-disclosure agreements with its suppliers and customers and employment contracts with confidentiality clauses.

Insurance and Products Liability

Meadville maintains a number of insurance policies which cover its PCB production plants, including property damage, all risks insurance (covering buildings and their contents, including machinery, and inventory) and business interruption insurance. Meadville also maintains public liability insurance for third party losses, money all risks insurance for loss or damage to money, and insurance covering boiler equipment. In addition, Meadville has cargo transportation insurance with worldwide coverage for the transportation of cargo by air, sea, or land, and commercial vehicle insurance in Hong Kong and the PRC.

Consistent with what Meadville believes to be the market practice in Hong Kong and the PRC for PCB manufacturers, Meadville does not maintain product liability insurance unless required by its customers.

Subsidiaries

The following table sets forth details relating to Meadville’s material subsidiaries engaged in its PCB business:

			Percentage of
			Effective Ownership
	Place of		by Meadville’s PCB
Company	Incorporation	Business Activity	Business

ACP Electronics Co., Ltd.(2)	Mainland China	Manufacturing and sales of high precision PCB	80%
Dongguan Meadville Circuits Limited(2)	Mainland China	Manufacturing of PCB	80%

Dongguan Shengyi Electronics Ltd.(2)	Mainland China	Manufacturing, sales and distribution of PCB	70.2%
Guangzhou Meadville Electronics Co., Ltd.(2)	Mainland China	Manufacturing of PCB	100%

OPC Manufacturing Limited	Hong Kong	Manufacturing of PCB	100%

Meadville Innovations (Shanghai) Co., Ltd.(2)	Mainland China	Provision of PCB design services	100%
Meadville International Trading (Shanghai) Co., Ltd.(2)	Mainland China	Trading of PCB and liaison office	100%
Meadville Enterprises (HK) Limited	Hong Kong	Administration and treasury	100%

Mica-Ava China Limited	Hong Kong	Investment holding	100%

Meadville Aspocomp Limited	Hong Kong	Sales and distribution of PCB	80%

MTG Investment (BVI) Limited(1)	British Virgin Islands	Investment holding	100%

MTG PCB (BVI) Limited	British Virgin Islands	Investment holding	100%

MTG (PCB) No. 2 (BVI) Limited	British Virgin Islands	Investment holding	100%

Oriental Printed Circuits Limited	Hong Kong	Sales and distribution of PCB	100%

Shanghai Kaiser Electronics Co., Ltd.(2)	Mainland China	Provision of PCB drilling service	100%
Shanghai Meadville Electronics Co., Ltd.(2)	Mainland China	Manufacturing of PCB	100%

Shanghai Meadville Science and Technology Co., Ltd.(2)	Mainland China	Research and development of high-end multi-layer PCB	100%

Notes:

(1)	Direct subsidiary.

(2)	Foreign investment enterprise in the PRC.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF MEADVILLE

Supply Arrangements with Affiliates of Meadville

In 2007, SME entered into two supply agreements, on behalf of itself and other PCB Subsidiaries, with Suzhou Shengyi Sci Tech Co., Ltd., or SSST, and GSST pursuant to which SME and other PCB Subsidiaries purchased laminate and prepreg from SSST and GSST. GSST is currently owned as to approximately 22.18% by a wholly owned subsidiary of Meadville, which subsidiary will be sold indirectly to Top Mix Investments Limited, a company controlled by Mr. Tang (the controlling shareholder of Meadville), concurrently with the effectiveness of the PCB Combination. SSST is 75% owned by GSST and will be 25% owned indirectly by Top Mix Investments Limited following the PCB Combination. In the years ended December 31, 2007 and 2008, and for the nine months ended September 30, 2009, total purchases under the two supply agreements amount to HK$455.8 million (US$58.4 million), HK$431.6 million (US$55.4 million), and HK$267.8 million (US$34.5 million), respectively. These two supply agreements were set to expire on December 31, 2009. Accordingly, SME, on behalf of itself and other PCB Subsidiaries, entered into a new supply agreement with GSST and SSST on December 11, 2009 with similar terms as the existing supply agreements. The new supply agreement will become effective on January 1, 2010 for a term of three years.

Certain PCB Subsidiaries also purchase from time to time laminate and prepreg from Mica-Ava (Far East) Industrial Limited, or MAF, and Mica-Ava (Guangzhou) Material Company Ltd., or MAG, two subsidiaries of Meadville which are engaged in the laminate business, both of which will be owned by Top Mix Investments Limited following the PCB Combination. These purchases are made on a spot basis from time to time. Total sales from MAF and MAG to the PCB Subsidiaries amounted to HK$210.8 million (US$27.1 million), HK$282.0 million (US$36.1 million), HK$345.3 million (US$44.3 million), and HK$279.5 million (US$36.1 million) for the years ended December 31, 2006, 2007, and 2008, and the nine months ended September 30, 2009, respectively.

Real Property Leasing Arrangements with Affiliates of Meadville

OPC, a PCB Subsidiary, is currently leasing from MAF a portion of real property located at Nos. 6-8 Dai Wang Street, Tai Po Industrial Estate, New Territories, Hong Kong, for warehouse purposes. The lease will expire on December 31, 2009. Meadville expects that the lease of such premises will continue on a monthly basis after December 31, 2009 for the foreseeable future.

GME, a PCB Subsidiary, leases a portion of its employee dormitory spaces to MAG from time to time for the use of the employees of MAG. The dormitory spaces are rented to MAG pursuant to prior written request by MAG for its employees on an individual basis, with the monthly rent to be determined in accordance with the space area used by the individual employees and the rate as notified by GME from time to time. Such rental arrangement between GME and MAG is effective until either party terminates the arrangement upon three months prior written notice to the other party.

SELECTED HISTORICAL FINANCIAL DATA OF THE PCB BUSINESS OF MEADVILLE

The following tables set forth summary selected historical combined financial data of Meadville’s PCB business, presented on a carve-out basis, which we refer to as the PCB Business, which should be read in conjunction with the combined financial statements of the PCB Business and the notes thereto and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the PCB Business of Meadville” included in this proxy statement/prospectus. The selected balance sheet data as of December 31, 2006, 2007, and 2008 and as of September 30, 2009, and the selected income statement data for each of the years in the three year period ended December 31, 2008 and the nine months ended September 30, 2009 have been derived from the audited combined financial statements and related notes appearing elsewhere in this proxy statement/prospectus.

The selected balance sheet data as of September 30, 2008 and selected income statement data for the nine months ended September 30, 2008 have been derived from the unaudited combined financial statements and related notes set forth elsewhere in this proxy statement/prospectus. The selected balance sheet as of September 30, 2009 and results of operations for the nine months ended September 30, 2008 and 2009 include, in the opinion of Meadville’s management, all adjustments considered necessary for a fair statement of such data. The results of operations for the nine months ended September 30, 2008 and 2009 are not necessarily indicative of results that may be expected for the entire year, nor is the information below necessarily indicative of the PCB Subsidiaries’ or Meadville’s future performance.

The PCB Business’ combined financial statements have been prepared in accordance with HKFRS, which differs in certain significant respects from U.S. GAAP. For a description of the principal differences between HKFRS and U.S. GAAP as they relate to the PCB Business, and for a reconciliation of shareholders’ equity and net income to U.S. GAAP, see Note 35 to the audited combined financial statements of the PCB Business set forth elsewhere in this proxy statement/prospectus. Other U.S. GAAP data presented in the following tables has been derived from unaudited analyses prepared by Meadville from its accounting records.

	Year Ended December 31,			Nine Months Ended Sept. 30,
	2008	2007	2006	2009	2008
	(In millions of HK$)
					(Unaudited)

(HKFRS)
Combined Statement of Operations Data:
Revenue	$5,212.4	$4,108.6	$2,838.8	$3,505.4	$3,930.2
Cost of sales	(4,205.0)	(3,150.2)	(2,261.4)	(2,844.5)	(3,156.8)

Gross profit	1,007.4	958.4	577.4	660.9	773.4
Other income	158.8	161.3	87.2	91.7	125.2
Selling and distribution expenses	(227.4)	(199.8)	(118.9)	(164.2)	(179.1)
General and administrative expenses	(259.7)	(200.9)	(129.5)	(276.3)	(140.3)
Share award expenses	(10.6)	(226.1)	—	(9.9)	(8.4)

Operating profit	668.5	492.9	416.2	302.2	570.8
Interest income	17.4	28.5	5.9	5.2	13.0
Finance costs	(129.4)	(104.3)	(78.0)	(63.8)	(94.5)

Profit before income tax	556.5	417.1	344.1	243.6	489.3
Income tax expense	(72.9)	(64.2)	(41.6)	(45.0)	(76.9)

Profit for the year/period	$483.6	$352.9	$302.5	$198.6	$412.4

of which, attributable to shareholders of Meadville	$376.0	$246.0	$239.7	$127.2	$336.3

of which, attributable to minority interests	$107.6	$106.9	$62.8	$71.4	$76.1

				As of
	As of December 31,			September 30,
	2008	2007	2006	2009
	(In millions of HK$)

(HKFRS)
Combined Balance Sheet Data:
Inventories	$427.0	$398.4	$266.6	$457.6
Debtors and prepayments	1,163.7	1,480.9	1,114.9	1,083.8
Other current assets	19.3	3.5	1.1	24.1
Amounts due from related parties	390.2	284.4	—	13.9
Amount due from a minority shareholder	—	39.1	—	—
Cash and bank balances	797.9	402.8	165.0	849.0

Current assets	2,798.1	2,609.1	1,547.6	2,428.4
Property, plant and equipment	4,941.8	3,821.4	1,893.7	4,840.6
Leasehold land and land use rights	147.3	143.0	83.0	144.6
Intangible assets	22.2	149.9	22.6	21.3
Other non-current assets	94.1	34.3	0.1	92.6

Total assets	$8,003.5	$6,757.7	$3,547.0	$7,527.5

Creditors and accruals	$1,388.4	$1,270.8	$711.3	$1,060.4
Borrowings	823.0	908.3	905.2	609.8
Amounts due to associated companies and related parties	744.8	394.9	495.0	165.7
Amount due to a minority shareholder	169.7	173.7	119.9	122.3
Other current liabilities	15.1	25.6	16.9	25.3

Current liabilities	3,141.0	2,773.3	2,248.3	1,983.5
Borrowings	2,763.2	1,679.1	667.6	2,954.7
Other non-current liabilities	322.7	445.2	—	275.4
Equity attributable to shareholders	1,371.2	1,524.3	433.6	1,779.3
Total shareholders’ equity	$1,776.6	$1,860.1	$631.1	$2,313.9

			Nine Months Ended
	Year Ended December 31,		September 30,
	2008	2007	2009	2008
	(In millions of HK$)

(U.S. GAAP)(1)
Combined Statement of Operations Data:
Revenue	$5,212.4	$4,108.6	$3,505.4	$3,930.2
Operating expenses	(4,550.0)	(3,615.3)	(3,190.7)	(3,356.3)
Operating profit	662.4	493.3	314.7	573.9
Profit for the year/period	491.5	353.2	217.0	428.9
Profit attributable to shareholders	391.9	246.6	157.9	354.4
Profit attributable to minority interests	99.6	106.6	59.1	74.5

			As of
	As of December 31,		September 30,
	2008	2007	2009
	(In millions of HK$)

(U.S. GAAP)(1)
Combined Balance Sheet Data:
Current assets	$2,798.1	$2,609.1	$2,428.4
Property, plant and equipment	4,889.0	3,768.4	4,791.1
Total assets	7,964.5	6,606.3	7,494.9
Current liabilities, excluding current portion of borrowings	2,318.0	1,865.0	1,373.7
Borrowings	3,586.2	2,587.4	3,564.5
Equity attributable to shareholders	1,352.1	1,519.4	1,768.5
Total shareholders’ equity	1,903.6	1,988.8	2,457.0

(1)	For further details, see Note 35 in the audited combined financial statements of the PCB Business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF THE PCB BUSINESS OF MEADVILLE

The following discussion and analysis should be read in conjunction with the audited combined financial statements of the PCB Business for the three years ended December 31, 2006, 2007 and 2008 and for the nine months ended September 30, 2009 and the unaudited combined financial statements of the PCB Business for the nine months ended September 30, 2008 and the notes thereto. The combined financial statements of the PCB Business have been prepared on a carve-out basis in accordance with HKFRS. HKFRS differ in certain significant respects from U.S. GAAP. For a discussion of certain material differences between HKFRS and U.S. GAAP, see the section entitled “Summary of Material Differences Between HKFRS and U.S. GAAP” below and the related notes in the combined financial statements of the PCB Business.

Overview

Meadville is one of the leading PCB manufacturers in the PRC by revenue, with a focus on producing high-end products. For the year ended December 31, 2008, Meadville was the third largest PCB manufacturer in the PRC by revenue derived from production in the PRC. Meadville’s products include double-sided and multi-layer PCBs, HDI PCBs, rigid-flex PCBs, IC substrates, circuit design, and quick turnaround, or QTA, value-added services. In addition to having the ability to mass produce a wide range of PCB products, Meadville is able to provide a “one-stop shop” service to its customers, from PCB layout design to small volume quick-turn production of PCBs, including prototypes, to large volume mass production of PCBs. Each of Meadville’s PCB production plants has been certified under international quality assurance standards, which assists in ensuring that its products and production processes are of a high quality.

Meadville’s main PCB customers are multinational and PRC OEMs, EMS providers, and PCB traders, many of which are based in the PRC, Japan, South Korea, Southeast Asia, North America, and Europe. These PCB customers use Meadville’s products for a variety of industry applications, including in communications equipment, cellular phones, high-end computers and computer peripheral and consumer electronics, automotive components, and medical and industrial equipment. Meadville sells its products directly to some OEMs and indirectly to other OEMs through EMS providers. When selling PCB products indirectly to OEMs through EMS providers, Meadville primarily negotiates prices and receives specifications for products from OEMs, which develop and sell various end-products. However, in these situations, Meadville receives orders for its PCB products and payments from the EMS providers, which are mandated by the OEMs to manufacture such end-products and which are directed by the OEMs to purchase PCB products for assembly into the OEM’s components or end-products from Meadville.

Factors Affecting the Results of Operations of the PCB Business

The results of operations and financial condition of the PCB Business have been and will continue to be affected by a number of factors. Set out below are some of the more significant factors that have affected the results of operations of the PCB Business in the past, as well as factors that are currently expected to affect results of operations in the foreseeable future. Other factors, beyond those identified below, may materially affect the future results of operations of the PCB Business. See the subsection entitled “Quantitative and Qualitative Disclosures About Market Risk” in this section and the section entitled “Risk Factors” in this proxy statement/prospectus.

Cyclical nature of the industries in which the customers of the PCB Business operate

The results of operations of the PCB Business have been and will continue to be highly dependent on its direct and indirect OEM customers, who operate in the highly volatile communications equipment, computer and computer peripherals, cellular phone, and high-end consumer electronics industries. These industries are characterized by rapidly changing customer demand patterns and strong industry-wide competition for market share resulting in aggressive pricing practices and declining margins for older technology products. The results of operations of the PCB Business depend on continued demand for its PCB products and therefore such results are highly dependent on the performance of industries that the PCB Business services. In the past, the migration of PCB manufacturing to the PRC has helped to reduce the impact of downturns in its customers’ industries. However, there is no assurance that this trend will continue and future downturns in the industries that the PCB Business services could have a significant impact on the selling prices of the products of the PCB Business and on the combined company’s results of operations.

Rapid technological change in the markets for the products of the PCB Business

The market for the products of the PCB Business is characterized by rapidly changing technology and continuing process development. The success of the business of the PCB Business depends in large part upon their ability to maintain and enhance their technological capabilities in order to be able to respond quickly and efficiently to its customers’ changing product requirements. The PCB Business must also be able to develop and market products and services that meet changing customer needs, and successfully anticipate or respond to product and technological trends on a cost-effective and timely basis. The ability of the PCB Business to effectively respond to the technological changes or trends from changing market requirements will affect the PCB Business’ results of operations from period to period.

Maximizing capacity utilization rates at all of the manufacturing plants of the PCB Business

The success of the PCB Business depends in part on their ability to maximize the capacity utilization rates of each of their manufacturing plants. Given the high fixed costs of their operations, decreases in capacity utilization rates can have a significant effect on the business. Accordingly, the ability to maintain or enhance gross margins will continue to depend, in part, on maintaining satisfactory capacity utilization rates. The PCB Business attempt to maintain high capacity utilization rates by maintaining good relationships with their customer base, closely monitoring their customers’ upcoming product demand levels and cycles, keeping a diversified customer base, and properly managing their raw material supply. However, acceptable capacity utilization rates also depend on the volume of orders that the PCB Business receives, its ability to offer products that meet customers’ requirements at competitive prices, and the reliability of their machinery.

Cost of capital expenditure requirements and ability to obtain financing

Because the PCB Business is capital intensive, its ability to increase revenue, operating profit, and cash flow depends upon continued capital spending. The actual capital expenditures of the PCB Business may vary significantly from these planned amounts due to various factors, including, among others, delays in obtaining regulatory approvals, construction delays, or delays in obtaining purchased equipment due to long lead times from suppliers. The PCB Business’ ability to obtain external financing in the future is subject to a variety of uncertainties, including the following:

•	their future results of operations, financial condition and cash flows;

•	the condition of the global economy generally and the markets for their products, specifically; and

•	the cost of financing and the condition of financial markets.

Currently the majority of the borrowings of the PCB Business are subject to floating interest rates and therefore its interest expense can vary from period to period, which affects the PCB Business’ results of operations. The results of operations of the PCB Business will be affected if interest rates increase or if the PCB Business are forced to pay higher than expected rates for new capital. For a discussion of risks related to interest rates, see the section entitled “Quantitative and Qualitative Disclosure about Market Risk.”

Raw material cost

The operating profit of the PCB Business is significantly affected by the cost of the raw materials of the products it produces, certain of which cannot be passed on to customers. The significant raw materials used by the PCB Business include laminate, prepreg, copper foil, glass fabrics, epoxy resins, and precious metals such as silver and gold, all of which have been historically, and will be in the future, subject to price volatility and fluctuations in supply and demand.

Critical Accounting Policies

Meadville continually evaluates its estimates and judgments, which are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. With respect to the PCB Business, Meadville makes estimates and assumptions concerning the future. The resulting accounting estimates will seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year are discussed below.

Property, plant, and equipment

Meadville determines the estimated useful lives and related depreciation charges for the property, plant, and equipment of the PCB Business based on the historical experience of the actual useful lives of property, plant, and equipment of similar nature and functions. These estimates could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles. Meadville’s policy is to increase the depreciation charge when useful lives are less than previously estimated lives, or to write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

Property, plant, and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the PCB Business and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the combined income statement during the financial period in which they are incurred.

Depreciation of property, plant, and equipment is calculated, using the straight line method, to allocate their cost to their residual values over their estimated useful lives. The estimated useful lives are summarized as follows:

Buildings	22 to 25 years
Leasehold improvements	22 to 25 years
Furniture and equipment	5 to 6 years
Plant, machinery and equipment	10 to 12 years
Motor vehicles	5 to 6 years

The residual values and useful lives of the assets of the PCB Business are reviewed, and adjusted if appropriate, at the end of each reporting period.

Construction in progress represents buildings or leasehold improvements on which construction work has not been completed and plants, machinery, and equipment pending installation. It is carried at cost, which includes construction expenditures and other direct costs less any impairment losses. On completion, construction in progress is transferred to the appropriate categories of property, plant, and equipment at cost less accumulated impairment losses. No depreciation is provided for construction in progress until it is completed and available for use.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount and are charged to the combined income statement.

Foreign currency translation

Functional and presentation currency

The combined financial information of the PCB Business is presented in Hong Kong Dollars. The functional currency of the PCB Business is Hong Kong Dollars.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at exchange rates at the end of each reporting period of monetary assets and liabilities denominated in foreign currencies are recognized in the combined income statement, except when deferred in equity as qualifying cash flow hedges.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the combined income statement within interest income or finance cost. All other foreign exchange gains and losses are presented in the combined income statement within other income.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analyzed between translation differences resulting from changes in the amortized cost of the security, and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in equity.

Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in the available-for-sale reserve in equity.

Group companies

The operating results and financial position of all of the PCB Subsidiaries (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of each reporting period;

•	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognized as a separate component of equity.

On combination, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to owners’ equity. When a foreign operation is partially disposed of or sold, such exchange differences are recognized in the combined income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Trade and other receivables

The identification of impairment of trade and other receivables requires the use of judgment and estimates. Meadville makes provisions for impairment of trade and other receivables based on its assessment of the recoverability of these receivables. Provisions are applied to trade and other receivables where events or changes in circumstances indicate that the balances may not be collectible. Where the expectation is different from the original estimate, such difference will impact the carrying value of receivables, and provision for impairment losses is made in the period in which such estimate has changed.

The trade and other receivables of the PCB Business are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the PCB Business will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying value and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognized in the combined income statement within selling and distribution expenses. When a receivable is uncollectible, it is written off against the allowance account for receivables. Subsequent recoveries of amounts previously written off are credited against selling and distribution expenses in the combined income statement.

Revenue recognition

The revenue of the PCB Business mainly comprises revenue generated from: (a) sales of PCBs, and (b) the provision of value added services. Meadville recognizes revenue from PCBs when it delivers products to the customer, the customer has accepted the products, and collectability of related receivables is reasonably assured. Meadville recognizes income from its value added services upon provision of the service or delivery of the related product.

Deferred income tax

Deferred income tax is recognized in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the combined financial statements. However, if the deferred taxation arises from initial recognition of an asset or liability in a transaction other than a business combination and at the time of the transaction affects neither accounting nor taxable profit nor loss, a deferred income tax item is not recognized. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

At the end of each reporting period, Meadville recognizes deferred income tax assets to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided for on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by Meadville and it is probable that the temporary difference will not reverse in the foreseeable future.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost, calculated on the weighted average basis, comprises materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. In determining whether the cost of inventories is recoverable, significant judgment is required. The cost of inventories is written down to net realizable value when, based on its judgment, there is objective evidence that the cost of inventories may not be recoverable. The cost of inventories may not be recoverable if such inventories are damaged, if they have become wholly or partially obsolete, or if their selling prices have declined. The cost of inventories may also not be recoverable if the estimated costs to be incurred to make the sale have increased. The amount written off to the combined income statement is the difference between the carrying value and net realizable value of the inventories.

Present value of financial liabilities

Financial liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. The accretion of the discount on the financial liability should be recognized as finance costs in the combined income statement. Adjustments to the liability for the contingent consideration other than accretion of discount are recognized against goodwill, including revision of cash flow estimates.

Meadville’s management determines the estimated redemption value of the financial liabilities by using a predetermined formula based on the put option agreement described in Note 26 to the audited combined financial statements of the PCB Business. This formula requires the use of estimates and assumptions which are described in that note. Any changes in these assumptions will impact the present value determined and the amount recorded in the combined statement of financial position.

Allocation of corporate expenses and income

Meadville’s management specifically determines the allocation of certain general corporate expenses and interest income. For those expenses and income for which a specific identification method is not practicable, the expenses and income are allocated based on the estimates that management considered as a reasonable reflection of the utilization of service provided to, or benefits received by, the PCB Business.

Corporate expenses allocated to the PCB Business mainly represented share award expenses. For shares that are granted to the employees of the PCB Business, the related expenses are recorded based on the actual expenses of those employees. For shares which are granted to corporate level management, share award expenses are allocated based on the revenue of the PCB Business compared to the revenue of Meadville’s consolidated group. The allocation basis requires the use of judgment and estimates. Meadville’s management has performed sensitivity analysis by applying different allocation basis (i.e., based on operating profit of the PCB Business to the operating profit of Meadville’s consolidated group) and there is no significant impact on the combined income statement of the PCB Business from such different allocation basis.

Description of Selected Profit and Loss Account Items

Revenue

The PCB Business generates revenue from sales of PCBs including circuit design, QTA services, and provision of high-precision drilling and routing services to other PCB manufacturers.

The following chart sets forth the unaudited breakdown of Meadville’s PCB sales by end application for the periods indicated:

	Year Ended			Nine Months Ended
	December 31,			September 30,
	2006	2007	2008	2008	2009
	(In millions of HK$)
	(Unaudited)

(HKFRS)
PCB Revenue by application
Sales and Other Operating Revenues
Automotive	$34	$35	$53	$47	$41
Cellular phone	528	1,012	1,256	968	780
Communication	842	1,268	1,725	1,286	1,345
Computer	549	643	1,015	803	745
Consumer	458	568	496	319	236
Industrial and medical	168	188	224	169	123
Other	260	395	443	338	235

The following chart sets forth the unaudited breakdown of Meadville’s PCB sales by geographic locations for the periods indicated:

	Year Ended			Nine Months Ended
	December 31,			September 30,
	2006	2007	2008	2008	2009
	(In millions of HK$)
	(Unaudited)

(HKFRS)
PCB Revenue by geographical locations (the final destination to where the final products are delivered)
Sales and Other Operating Revenues
Mainland China	$1,752	$2,748	$3,342	$2,476	$2,509
Europe	224	308	468	376	285
Hong Kong	92	320	325	263	157
North Asia	448	278	270	213	118
Southeast Asia	140	231	405	282	282
North America	183	224	402	320	154

Cost of sales

The cost of sales of the PCB Business consists primarily of cost of materials, direct labor costs, and production overhead.

Cost of materials used in the production of PCBs consists mainly of the costs of prepreg and laminate purchased from suppliers.

Direct labor costs consist primarily of salaries, bonuses, and benefits paid to the employees of the PCB Business directly attributable to the manufacturing of products.

Production overhead consists primarily of depreciation and amortization expenses, salaries, bonus, and benefits paid to foremen, technicians, engineers, and supervisors, utilities costs, operating supplies, consumables, subcontracting charges, and repair and maintenance expenses.

Depreciation and amortization expenses relating to buildings, leasehold land and land use rights, leasehold improvements, plant and machinery, furniture, and equipment and motor vehicles constituted one of the major components of production overhead.

Other income

Other income includes income recorded from:

•	sales of scrap such as copper foil, plated scrap boards, gold solution, and other unusable raw materials;

•	investment tax credits; and

•	tooling charges related to PCB engineering and testing services and the production of PCB moulds.

Selling and distribution expenses

Selling and distribution expenses consist primarily of indirect labor costs, including salaries, bonuses, and benefits paid to sales and marketing personnel; freight charges; sales commissions; provisions for bad debts and bad debts written off; and others, including travel expenses and surcharges on sales returns.

General and administrative expenses

General and administrative expenses consist primarily of salaries, allowances, bonuses, and welfare benefits paid to administrative staff, as well as operating expenses, depreciation and amortization expenses, personnel expenses, utilities costs, and others, including loss on disposal of plant and equipment and foreign exchange difference.

Share award expenses

Share award expenses consist primarily of non-cash share award compensation awarded to directors and employees.

Interest income

Interest income includes income from interest received on loans to related companies and from bank deposits.

Finance costs

Finance costs consist primarily of interest on bank borrowings and accretion charges on the financial liabilities.

Income tax expense

Taxation has been provided for at the appropriate tax rates prevailing in the countries in which the PCB Business operates. Hong Kong profits tax has been provided at the rate of 17.5%, 17.5%, 16.5%, 16.5%, and 16.5% on the estimated assessable profit for the years ended December 31, 2006, 2007, and 2008 and for the nine months ended September 30, 2008 and September 30, 2009, respectively. The rate applicable for the income tax of the PCB Business in the PRC for the years ended December 31, 2006 and 2007 is 33%, and for the year ended December 31, 2008 and nine months ended September 30, 2008 and September 30, 2009 is 25%.

Several of Meadville’s PCB plants, established as wholly-owned foreign enterprises, enjoy certain exemptions or reductions from PRC tax. Meadville’s GME and SMST plants are exempted from PRC national enterprise income tax for the years 2008 and 2009, and will be entitled to 50% reductions in PRC income tax for the years 2010, 2011, and 2012, and are assessed PRC income tax at the reduced rate of 12.5%. Meadville’s SKE plant is also entitled to 50% reductions in PRC income tax for the years 2008 and 2009. Meadville’s DMC plant, established as a jointly-owned foreign enterprise, is entitled to 50% reductions in PRC income tax for the years 2008, 2009, and 2010.

Meadville’s MAS plant is also subject to 50% reductions in PRC income tax for the years 2008 and 2009, and as a High and New Technology Enterprise, or HNTE (approved in December 2008), it is entitled to an income tax rate of 15% in the year 2010.

Meadville’s SME plant enjoyed a reduced PRC income tax rate of 12.5% for the year 2008, and as an HNTE (approved in December 2008), it is entitled to an income tax rate of 15% in years 2009 and 2010.

Meadville’s SYE plant was approved as a HNTE in December 2008, and accordingly, it is entitled to a relief of income tax in the PRC, at an effective rate of 15% for years 2008 to 2010.

Review of Operating Results of the PCB Business

Nine months ended September 30, 2009 compared to nine months ended September 30, 2008

Revenue

The revenue of the PCB Business declined by 10.8% to HK$3,505.4 million (US$452.2 million) in the nine months ended September 30, 2009 from HK$3,930.2 million (US$504.1 million) in the nine months ended September 30, 2008. The decrease in revenue was primarily due to a decrease in global demand for PCB products as a result of global economic conditions, leading to lower export sales outside of the PRC. The decrease was partially offset by higher local sales in the PRC, which were driven by increased domestic spending as a result of the PRC government’s stimulus package.

Cost of sales

Cost of sales decreased by 9.9% to HK$2,844.5 million (US$366.9 million) in the nine months ended September 30, 2009 from HK$3,156.8 million (US$404.9 million) in the nine months ended September 30, 2008.

This decrease in cost of sales was primarily due to the decrease in revenue. Cost of sales as a percentage of revenue was relatively stable at 81.1% in the nine-months ended September 30, 2009 compared with 80.3% for the nine months ended September 30, 2008.

Direct material costs decreased by 14.0% to HK$1,623.0 million (US$209.4 million) in the nine months ended September 30, 2009 from HK$1,887.0 million (US$242.0 million) in the nine months ended September 30, 2008 primarily due to a decrease in production volume and reductions in raw material and commodity prices.

Direct labor costs decreased by 2.5% to HK$209.0 million (US$27.0 million) in the nine months ended September 30, 2009 from HK$214.3 million (US$27.5 million) in the nine months ended September 30, 2008, primarily due to the temporary shut down of the GME plant in Guangzhou and the MAS plant in Suzhou during the first quarter of 2009.

Production overhead decreased by 4.1% to HK$1,012.5 million (US$130.5 million) in the nine months ended September 30, 2009 from HK$1,055.5 million (US$135.4 million) in the nine months ended September 30, 2008, primarily due to a decrease in production volume. However, the production overhead costs as a percentage of revenue increased to 28.9% in the nine months ended September 30, 2009 from 26.9% in the nine months ended September 30, 2008, due to certain overhead expenses that were fixed and did not decrease in connection with the decrease in production volume, such as indirect labor costs and depreciation.

Gross profit

Gross profit decreased by 14.5% to HK$660.9 million (US$85.3 million) in the nine months ended September 30, 2009 from HK$773.4 million (US$99.2 million) in the nine months ended September 30, 2008. Gross margin on revenue decreased to 18.9% for the nine months ended September 30, 2009 from 19.7% for the nine months ended September 30, 2008. The decrease was driven by lower PCB prices due to a decrease in demand for PCB products, and the relatively higher depreciation of the assets of the PCB Business, the effect of which was partially offset by reductions in raw material, energy, and commodity prices during the period. Meadville has also taken various actions with respect to the PCB Business since the fourth quarter of 2008, such as salary reduction and wage freezes for high-cost regions, temporary closure of GME and MAS, and freezing capacity-related capital expenditures.

Other income

Other income decreased by 26.8% to HK$91.7 million (US$11.8 million) in the nine months ended September 30, 2009 from HK$125.2 million (US$16.1 million) in the nine months ended September 30, 2008. This decrease was primarily due to lower sales of scrap, which were attributable to lower PCB production volume and a decrease in copper and gold scrap resale unit prices in 2009.

Selling and distribution expenses

Selling and distribution expenses decreased by 8.3% to HK$164.2 million (US$21.2 million) in the nine months ended September 30, 2009 from HK$179.1 million (US$23.0 million) in the nine months ended September 30, 2008. This decrease was primarily due to a decrease in freight charges as a result of the decrease in sales volume. Selling and distribution expenses as a percentage of revenue were relatively stable at 4.7% for the nine months ended September 30, 2009, from 4.6% for the nine months ended September 30, 2008.

General and administrative expenses

General and administrative expenses increased by 96.9% to HK$276.3 million (US$35.6 million) in the nine months ended September 30, 2009 from HK$140.3 million (US$18.0 million) in the nine months ended September 30, 2008. This increase was primarily due to a significant decline in functional foreign exchange gain. For the nine months ended September 30, 2008, the PCB Business recorded a functional foreign exchange gain of approximately HK$154.1 million (US$19.8 million) as a result of RMB appreciation, but there was no such gain recorded in the corresponding period of 2009 as a result of a comparatively stable RMB currency during 2009.

Share award expenses

Share award expenses increased by 17.9% to HK$9.9 million (US$1.3 million) in the nine months ended September 30, 2009 from HK$8.4 million (US$1.1 million) in the nine months ended September 30, 2008. This increase was primarily due to higher numbers of employee resignations during the nine months ended September 30, 2008, resulting in more return of share awards and reducing the share award expenses subsequent to that period.

Operating profit

As a result of the foregoing, operating profit decreased by 47.1% to HK$302.2 million (US$39.0 million) in the nine months ended September 30, 2009 from HK$570.8 million (US$73.2 million) in the nine months ended September 30, 2008.

Interest income

Interest income decreased by 60.0% to HK$5.2 million (US$0.7 million) in the nine months ended September 30, 2009 from HK$13.0 million (US$1.7 million) in the nine months ended September 30, 2008. This decrease was primarily due to lower bank interest rates in the nine months ended September 30, 2009.

Finance costs

Finance costs decreased by 32.5% to HK$63.8 million (US$8.2 million) in the nine months ended September 30, 2009 from HK$94.5 million (US$12.1 million) in the nine months ended September 30, 2008. This decrease was primarily due to lower bank interest rates, lower accretion charges on the financial liabilities as a result of reduction in fair value of financial liabilities, and lower weighted average cost of capital, which reduced finance costs in the nine months ended September 30, 2009.

Income tax expense

Income tax expense decreased by 41.5% to HK$45.0 million (US$5.8 million) in the nine months ended September 30, 2009 from HK$76.9 million (US$9.9 million) in the nine months ended September 30, 2008, primarily due to the decrease in profit before tax. Income tax expense as a percentage of profit before income tax expenses increased to 18.5% in the nine months ended September 30, 2009 from 15.7% in the nine months ended September 30, 2008, primarily due to operations being more concentrated in production plants which were subject to higher tax rates.

Profit for the period

As a result of the foregoing, profit for the period decreased by 51.8% to HK$198.6 million (US$25.6 million) in the nine months ended September 30, 2009 from HK$412.4 million (US$52.9 million) in the nine months ended September 30, 2008.

Year ended December 31, 2008 compared to year ended December 31, 2007

Revenue

The revenue of the PCB Business increased by 26.9% to HK$5,212.4 million (US$669.4 million) in the year ended December 31, 2008 from HK$4,108.6 million (US$526.6 million) for the year ended December 31, 2007. The increase in revenue was primarily due to (i) the growing demand for high technology PCBs due to continued infrastructure spending in the PRC, (ii) the PRC government’s policies, which provided incentives to encourage local and overseas investments focusing on the research, development, and production of high technology electronic products, which increased demand for high technology PCBs, and (iii) the continued outsourcing of high technology PCB production into China from the U.S., Europe and Japan, which contributed to the PCB Business increasing its blended average selling price to US$27 per square foot of PCB in the year ended December 31, 2008, compared with a blended average selling price of US$25 per square foot in the year ended December 31, 2007.

Cost of sales

Cost of sales increased by 33.5% to HK$4,205.0 million (US$540.1 million) in the year ended December 31, 2008 from HK$3,150.2 million (US$403.8 million) in the year ended December 31, 2007. This increase in cost of sales was due primarily to an increase in production volume of PCBs, an increase in raw material costs and initial start-up costs of GME, the new PCB production plant in Guangzhou. Other factors contributing to the increase in cost of sales include RMB appreciation (which increased RMB costs in U.S. Dollar terms), as well as higher energy and labor costs resulting from a high level of inflation in the PRC during the first nine months of 2008.

Direct material costs increased by 28.7% to HK$2,482.5 million (US$318.8 million) in the year ended December 31, 2008 from HK$1,928.9 million (US$247.2 million) in the year ended December 31, 2007, primarily due to an increase in production volume, and an increase in raw material and commodity prices.

Direct labor costs increased by 36.0% to HK$286.4 million (US$36.8 million) in the year ended December 31, 2008 from HK$210.6 million (US$27.0 million) in the year ended December 31, 2007, primarily due to an increase in headcount as a result of the expansion of production capacity and an increase in the minimum wage rate in the PRC resulting from high inflation in the PRC.

Production overhead increased by 42.1% to HK$1,436.2 million (US$184.5 million) in the year ended December 31, 2008 from HK$1,010.7 million (US$129.6 million) in the year ended December 31, 2007, primarily due to the initial start-up costs (excluding redundancy costs) of GME, the new PCB plant in Guangzhou, as a result of its relatively low output, of which HK$24.3 million (US$3.1 million) was attributable to GME’s cost of sales.

Gross profit

Gross profit increased by 5.1% to HK$1,007.4 million (US$129.3 million) in the year ended December 31, 2008 from HK$958.4 million (US$122.8 million) in the year ended December 31, 2007, primarily due to the increase in revenue and production volume. Gross margin on revenue decreased to 19.3% for the year ended December 31, 2008 from 23.3% for the year ended December 31, 2007, primarily due to the increase in cost of sales described above.

Other income

Other income decreased by 1.5% to HK$158.8 million (US$20.4 million) in the year ended December 31, 2008 from HK$161.3 million (US$20.7 million) in the year ended December 31, 2007. This decrease was primarily due to the change in tax incentive policies in the PRC. The PCB Business recorded approximately HK$29.5 million (US$3.8 million) in investment tax credits received as a result of re-investment of dividend income from subsidiaries in the PRC in the year ended December 31, 2007. The investment tax credit was not available in the year ended December 31, 2008.

Selling and distribution expenses

Selling and distribution expenses increased by 13.8% to HK$227.4 million (US$29.2 million) in the year ended December 31, 2008 from HK$199.8 million (US$25.6 million) in the year ended December 31, 2007. This increase was primarily due to the increase in freight charges from HK$71.5 million (US$9.2 million) in the year ended December 31, 2007 to HK$95.4 million (US$12.3 million) in the year ended December 31, 2008, as a result of the increase in production volume and revenue.

General and administrative expenses

General and administrative expenses increased by 29.3% to HK$259.7 million (US$33.4 million) in the year ended December 31, 2008 from HK$200.9 million (US$25.8 million) in the year ended December 31, 2007. This increase was primarily due to the start-up costs (excluding redundancy costs) incurred for the new plant in Guangzhou (GME), totaling approximately HK$38.2 million (US$4.9 million), compared with HK$19.7 million (US$2.5 million) for the year ended December 31, 2007, as well as various retrenchment costs of approximately HK$11.2 million (US$ 1.4 million) due to the change in global economic conditions. The higher cost was partially offset by the functional currency exchange gain of approximately HK$152.0 million (US$19.5 million) in the year ended December 31, 2008 as a result of the appreciation of RMB, compared with a gain of HK$68.3 million (US$8.8 million) for the year ended December 31, 2007. The functional exchange gain is a result of certain PCB Subsidiaries, whose functional currency are in RMB, having a significant amount of assets denominated in RMB, such as inventories, receivables, cash, and cash equivalents, with a significant amount of liabilities denominated in Hong Kong dollars, such as accounts payable. As the RMB appreciated significantly during 2008, an exchange gain was recorded after translation of these RMB denominated assets and Hong Kong dollar denominated liabilities.

Share award expenses

Share award expenses decreased by 95.3% to HK$10.6 million (US$1.4 million) in the year ended December 31, 2008 from HK$226.1 million (US$29.0 million) in the year ended December 31, 2007. This decrease was primarily due to the fact that a majority of the share awards were granted and vested in the year ended December 31, 2007. The non-cash share award expenses had no impact on the cash flow and net asset value of the PCB Business as the corresponding amounts were credited to the employee share-based compensation reserve account.

Operating profit

Operating profit increased by 35.6% to HK$668.5 million (US$85.9 million) in the year ended December 31, 2008 from HK$492.9 million (US$63.2 million) in the year ended December 31, 2007. This increase was primarily due to the decrease in share award expenses. Excluding share award expenses, the operating performance in the year ended December 31, 2008 was negatively impacted by the lower gross profit margin, the higher selling and distribution expenses, and the higher general and administrative expenses.

Interest income

Interest income decreased by 38.9% to HK$17.4 million (US$2.2 million) in the year ended December 31, 2008 from HK$28.5 million (US$3.7 million) in the year ended December 31, 2007. This decrease was primarily due to Meadville earning more bank interest income from the net proceeds from the initial public offering of Meadville’s shares in February 2007, which was not applicable to 2008.

Finance costs

Finance costs increased by 24.1% to HK$129.4 million (US$16.6 million) in the year ended December 31, 2008 from HK$104.3 million (US$13.4 million) in the year ended December 31, 2007. This increase was primarily due to higher levels of bank borrowings and an increase in accretion charges on the financial liabilities to HK$15.9 million (US$2.0 million) in the year ended December 31, 2008, from none in the year ended December 31, 2007.

Income tax expense

Income tax expense increased by 13.6% to HK$72.9 million (US$9.4 million) in the year ended December 31, 2008 from HK$64.2 million (US$8.2 million) in the year ended December 31, 2007. Income tax expense as a percentage of profit before income tax and non-cash share award expenses increased to 12.9% in the year ended December 31, 2008 from 10.0% in the year ended December 31, 2007. This increase was primarily due to an overall increase in corporate income tax rates pursuant to the new Corporate Income Tax Law in the PRC, which became effective on January 1, 2008, and the expiration of certain tax incentives enjoyed by the DMC plant, the exemption which it had from PRC national enterprise income tax expired during the year ended December 31, 2008.

Profit for the year

As a result of the foregoing, profit for the year increased by 37.0% to HK$483.6 million (US$62.1 million) in the year ended December 31, 2008 from HK$352.9 million (US$45.2 million) in the year ended December 31, 2007.

Year ended December 31, 2007 compared to year ended December 31, 2006

Revenue

The revenue of the PCB Business increased by 44.7% to HK$4,108.6 million (US$526.6 million) in the year ended December 31, 2007 from HK$2,838.8 million (US$365.4 million) for the year ended December 31, 2006. The increase in revenue in 2007 was primarily due to (i) an increase in global demand for high-end PCBs with applications in telecommunication infrastructure, mobile handsets, and other related end products, and the growth in revenue from high value-added business from multinational original equipment manufacturers, and (ii) China’s continuous infrastructure spending in preparation for the 2008 Olympic Games in Beijing, together with the growing Chinese economy, giving rise to increased demand in both infrastructure and high technology end products in the telecommunications sector. Percentage of total revenue generated from sales to the telecommunication sector increased to 50.8% in the year ended December 31, 2007 from 43.6% in the year ended December 31, 2006. The average layer count and blended average sale price also increased to 7.5 layers and US$25 per square foot in the year ended December 31, 2007, from 7.3 layers and US$23 per square foot in the year ended December 31, 2006.

Cost of sales

Cost of sales increased by 39.3% to HK$3,150.2 million (US$403.8 million) in the year ended December 31, 2007 from HK$2,261.4 million (US$291.1 million) in the year ended December 31, 2006. This increase in cost of sales was due primarily to the increase in sales volume and revenue. Cost of sales as a percentage of revenue decreased to 76.7% in the year ended December 31, 2007 from 79.7% in the year ended December 31, 2006, primarily due to an increased proportion of sales of higher layer count PCBs, which generated higher margins.

Direct material costs increased by 47.1% to HK$1,928.9 million (US$247.2 million) in the year ended December 31, 2007 from HK$1,311.4 million (US$168.8 million) in the year ended December 31, 2006, primarily due to an increase in production volume.

Direct labor costs increased by 38.6% to HK$210.6 million (US$27.0 million) in the year ended December 31, 2007 from HK$152.0 million (US$19.6 million) in the year ended December 31, 2006, primarily due to an increase in headcount as a result of production capacity expansion.

Production overhead increased by 26.7% to HK$1,010.7 million (US$129.6 million) in the year ended December 31, 2007 from HK$798.0 million (US$102.7 million) in the year ended December 31, 2006, primarily due to an overall increase in indirect labor, depreciation and amortization expenses, utilities, operating expenses, and repair and maintenance expenses, in each case as a result of increases in production volume and production capacity expansion. Production overhead as a percentage of revenue decreased to 24.6% in the year ended December 31, 2007 from 28.1% in the year ended December 31, 2006, primarily due to higher capacity utilization and better economies of scale as a result of higher concentration in high-end PCB products.

Gross profit

Gross profit increased by 66.0% to HK$958.4 million (US$122.8 million) in the year ended December 31, 2007 from HK$577.4 million (US$74.3 million) in the year ended December 31, 2006. Gross margin on revenue increased to 23.3% for the year ended December 31, 2007 from 20.3% for the year ended December 31, 2006. The increase was driven by an increased proportion of sales of higher layer, higher margin products and the effect of improving cost efficiency resulting from increased production capacity. In addition, revenue generated from RMB sales was sufficient for the PCB Business to pay a majority of the cost of sales, which helped hedge the PCB Business from increased cost of sales due to RMB appreciation.

Other income

Other income increased by 85.0% to HK$161.3 million (US$20.7 million) in the year ended December 31, 2007 from HK$87.2 million (US$11.2 million) in the year ended December 31, 2006. This increase was primarily due to higher scrap sales of HK$120.0 million (US$15.4 million) in the year ended December 31, 2007, compared with HK$61.8 million (US$8.0 million) for the year ended December 31, 2006, as a result of higher PCB production volume and increased copper and gold scrap resale unit prices.

Selling and distribution expenses

Selling and distribution expenses increased by 68.0% to HK$199.8 million (US$25.6 million) in the year ended December 31, 2007 from HK$118.9 million (US$15.3 million) in the year ended December 31, 2006. This increase was primarily due to higher market development expenses and freight and shipping costs, plus higher assembly costs associated with the sales of high-end PCBs.

General and administrative expenses

General and administrative expenses increased by 55.1% to HK$200.9 million (US$25.8 million) in the year ended December 31, 2007 from HK$129.5 million (US$16.7 million) in the year ended December 31, 2006. This increase was primarily due to pre-operating expenses of the two new plants in Guangzhou amounting to HK$19.7 million (US$2.5 million) in 2007.

Share award expenses

Meadville had share award expenses of HK$226.1 million (US$29.0 million) in the year ended December 31, 2007, arising from share awards granted to employees upon the successful listing of Meadville in February 2007. The share award expenses were based on the offer price of HK$2.25 per share. These share award expenses had no impact on the cash flow of the PCB Business and net assets value, as corresponding amounts were credited to the reserve account of the PCB Business. No such share award expenses were incurred in the year ended December 31, 2006.

Operating profit

Operating profit increased by 18.4% to HK$492.9 million (US$63.2 million) in the year ended December 31, 2007 from HK$416.2 million (US$53.6 million) in the year ended December 31, 2007. The increase in operating profit was primarily due to an increased proportion of sales of higher layer, higher margin products and the effect of improving cost efficiency resulting from increased production capacity.

Interest income

Interest income increased by 383.1% to HK$28.5 million (US$3.7 million) in the year ended December 31, 2007 from HK$5.9 million (US$0.8 million) in the year ended December 31, 2006. This increase was primarily due to interest earned from the net proceeds of Meadville’s initial public offering that Meadville received in February 2007.

Finance costs

Finance costs increased by 33.7% to HK$104.3 million (US$13.4 million) in the year ended December 31, 2007 from HK$78.0 million (US$10.0 million) in the year ended December 31, 2006. This increase was primarily due to higher bank borrowings incurred to finance the purchase of property, plant and equipment for ongoing expansion and upgrading of the production plants, and the acquisition of an 80% interest in Meadville Aspocomp (BVI) Holdings Limited and certain equipment from Aspocomp Group OYJ on November 30, 2007, for a cost of approximately HK$707.6 million (US$90.7 million).

Income tax expense

Income tax expense increased by 54.3% to HK$64.2 million (US$8.2 million) in the year ended December 31, 2007 from HK$41.6 million (US$5.3 million) in the year ended December 31, 2006, primarily due to higher profits generated. Income tax expense as a percentage of profit before income tax and non-cash share award expenses decreased to 10.0% in the year ended December 31, 2007 from 12.1% in the year ended December 31, 2006, due to a higher percentage of profits contributed by our DMC and SYE plants, which were entitled to exemptions from or reductions in PRC national enterprise income tax.

Profit for the year

As a result of the foregoing, profit for the year increased by 16.7% to HK$352.9 million (US$45.2 million) in the year ended December 31, 2007 from HK$302.5 million (US$38.9 million) in the year ended December 31, 2006.

Reconciliation of HKFRS to U.S. GAAP

The combined financial statements of the PCB Business are prepared on a carve-out basis in accordance with HKFRS, which differ in certain significant respects from U.S. GAAP. The principal differences between HKFRS and U.S. GAAP as they relate to the PCB Business are discussed in Note 35 to the combined financial statements of the PCB Business included in this proxy statement/prospectus. These notes include a reconciliation of net income and total equity under HKFRS to net income and total equity under U.S. GAAP.

The most significant items in reconciling the net income and total equity under HKFRS of the PCB Business to U.S. GAAP related to the acquisition of noncontrolling interests, put and call options on noncontrolling interests, and available-for-sale financial assets. Further information on such differences and adjustments is set forth in the notes to the combined financial statements of the PCB Business mentioned above.

Net income under U.S. GAAP amounted to HK$491.5 million (US$63.1 million) for the year ended December 31, 2008, up from HK$353.2 million (US$45.3 million) for the year ended December 31, 2007 under U.S. GAAP. This corresponds to a 39.2% increase in net income in Hong Kong dollars under U.S. GAAP, as compared to a 37.0% increase in net income under HKFRS. This difference is primarily related to the put and call options on noncontrolling interests between 2007 and 2008.

Net income under U.S. GAAP amounted to HK$217.0 million (US$28.0 million) for the nine months ended September 30, 2009, compared to HK$428.9 million (US$55.0 million) for the nine months ended September 30, 2008.

Liquidity and Capital Resources

Overview

The primary uses of cash for the PCB Business are to pay for property, plant, and equipment, leasehold land and land use rights, technology costs, and to fund its working capital and normal recurring expenses, including raw materials. To date Meadville has financed the liquidity requirements of the PCB Business through a combination of internal resources and short and long-term bank borrowings. In 2007, Meadville also financed the liquidity requirements of the PCB Business from the proceeds of Meadville’s initial public offering. Going forward, Meadville expects the liquidity requirements of the PCB Business will be satisfied using a combination of the proceeds from the credit agreement and cash provided by operating activities.

The following table sets out the summary cash flow data of the PCB Business for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(In thousands of HK$)
				(Unaudited)

Net cash inflow from operating activities	$339,389	$1,102,251	$1,391,372	$713,537	$307,046
Net cash outflow from investing activities	(665,482)	(1,930,754)	(1,344,974)	(1,054,617)	(264,174)
Net cash inflow from financing activities	298,550	1,138,308	332,008	310,187	31,825

Net (decrease)/increase in cash and cash equivalents	$(27,543)	$309,805	$378,406	$(30,893)	$74,697

Net cash generated from operating activities

Net cash flow generated from operating activities consists of operating profit before working capital changes and changes in working capital. In the nine months ended September 30, 2009, net cash generated from operating activities was HK$307.0 million (US$39.6 million). Net cash inflow from operating activities in the nine months ended September 30, 2009 was primarily due to a profit before income tax of HK$243.7 million (US$31.4 million) and adjustments for non-cash and non-operating items, including primarily depreciation costs of HK$364.0 million (US$47.0 million) and finance costs of HK$63.8 million (US$8.2 million). As a consequence, a cash inflow from operating activities before working capital changes of HK$670.6 million (US$86.5 million) was recorded.

In the nine months ended September 30, 2009, a net cash outflow from changes in working capital of HK$254.2 million (US$32.8 million) was recorded. This resulted primarily from a decrease in creditors and accruals of HK$328.0 million (US$42.3 million), a decrease in long-term other payables of HK$49.6 million (US$6.4 million), and amounts due to an immediate holding company of HK$54.9 million (US$7.1 million). The foregoing were partially offset by a decrease in debtors and prepayments of HK$79.9 million (US$10.3 million) and amounts due from fellow subsidiaries of HK$112.4 million (US$14.5 million). The net cash generated from operating activities was also reduced by a net interest payment of HK$61.3 million (US$7.9 million) and HK$48.0 million (US$6.2 million) of taxes paid.

In 2008, net cash generated from operating activities was HK$1,391.4 million (US$178.7 million). Net cash generated from operating activities in the year 2008 was primarily due to profit before income tax of HK$556.5 million (US$71.5 million) and adjustments for non-cash and non-operating items, including primarily depreciation costs of HK$420.9 million (US$54.1 million) and finance costs of HK$129.4 million (US$16.6 million), partially offset by net exchange differences of HK$138.5 million (US$17.8 million). As a consequence, cash inflow from operating activities before working capital changes of HK$993.5 million (US$127.6 million) was recorded.

In 2008, a net cash inflow from changes in working capital of HK$581.8 million (US$74.7 million) was recorded. This resulted primarily due to a decrease in debtors and prepayments of HK$317.2 million (US$40.7 million), an increase in creditors and accruals of HK$117.7 million (US$15.1 million) and amounts due to an immediate holding company of HK$354.0 million (US$45.5 million). The foregoing were partially offset by amounts due to fellow subsidiaries of HK$157.3 million (US$20.2 million) and amounts due to minority shareholders of HK$25.4 million (US$3.3 million). The net cash generated from operating activities was also reduced by a net interest payment of HK$70.7 million (US$9.1 million) and HK$113.3 million (US$14.6 million) of taxes paid.

In 2007, net cash generated from operating activities was HK$1,102.3 million (US$141.3 million). Net cash generated from operating activities in the year 2007 was primarily due to profit before income tax of HK$417.1 million (US$53.5 million) and adjustments for non-cash and non-operating items, including primarily depreciation costs of HK$278.7 million (US$35.7 million), finance costs of HK$104.3 million (US$13.4 million), and share award expenses of HK$226.1 million (US$29.0 million), partially offset by net exchange differences of HK$48.3 million (US$6.2 million). As a consequence, a cash inflow from operating activities before working capital changes of HK$966.1 million (US$123.8 million) was recorded.

In 2007, a net cash inflow from changes in working capital of HK$287.1 million (US$36.8 million) was recorded. This resulted primarily from an increase in creditors and accruals of HK$387.7 million (US$49.7 million), an increase in long-term other payables of HK$115.7 million (US$14.8 million), and an amount due to an immediate holding company of HK$290.0 million (US$37.2 million). The foregoing were partially offset by an increase in inventories of HK$104.1 million (US$13.3 million) and an increase in debtors and prepayments of HK$149.8 million (US$19.2 million). The net cash generated from operating activities was also reduced by net interest payments of HK$75.8 million (US$9.7 million) and HK$75.1 million (US$9.6 million) of taxes paid.

In 2006, net cash generated from operating activities was HK$339.4 million (US$43.7 million). Net cash generated from operating activities in the year 2006 was primarily due to profit before income tax of HK$344.1 million (US$44.3 million) and adjustment for non-cash and non-operating items, including primarily depreciation costs of HK$200.3 million (US$25.8 million) and finance costs of HK$78.0 million (US$10.0 million). As a consequence, a cash inflow from operating activities before working capital changes of HK$609.9 million (US$78.5 million) was recorded.

In 2006, a net cash outflow from changes in working capital of HK$159.3 million (US$20.5 million) was recorded. This resulted primarily from an increase in inventories of HK$56.7 million (US$7.3 million) and an increase in debtors and prepayments of HK$235.3 million (US$30.3 million). The foregoing were partially offset by an increase in creditors and accruals of HK$202.2 million (US$26.0 million). The net cash generated from operating activities was also reduced by net interest payments of HK$72.1 million (US$9.3 million) and HK$39.0 million (US$5.0 million) of taxes paid.

Net cash used in investing activities

Meadville’s principal investment activities are purchases of property, plant, and equipment, and purchases of leasehold land and land use rights. In 2006, 2007, and 2008 and for the nine months ended September 30, 2009, Meadville experienced net cash outflows as a result of its investing activities.

In the nine months ended September 30, 2009, net cash used in investing activities was HK$264.2 million (US$34.1 million). Net cash used in investing activities in the nine months ended September 30, 2009 was primarily due to the purchase of HK$269.0 million (US$34.7 million) of property, plant, and equipment for Meadville’s PCB plants.

In 2008, net cash used in investing activities was HK$1,345.0 million (US$172.7 million). Net cash used in investing activities in the year 2008 was primarily due to the purchase of HK$1,347.6 million (US$173.1 million) of property, plant, and equipment for Meadville’s PCB plants.

In 2007, net cash used in investing activities was HK$1,930.8 million (US$247.5 million). Net cash used in investing activities in the year 2007 was primarily due to the purchase of HK$1,218.3 million (US$156.2 million) of property, plant, and equipment for Meadville’s PCB plants and the use of HK$694.7 million (US$89.0 million) to acquire a subsidiary, net of bank balances and cash acquired, in connection with the acquisition of 80% of the share capital of Meadville Aspocomp (BVI) Holdings Limited from Aspocomp Group OYJ.

In 2006, net cash used in investing activities was HK$665.5 million (US$85.7 million). Net cash used in investing activities in the year 2006 was primarily due to the purchase of HK$643.3 million (US$82.8 million) of property, plant, and equipment for Meadville’s PCB plants.

Net cash generated from financing activities

Historically, cash generated from financing activities is derived from long- and short-term bank loans and bank overdrafts.

In the nine months ended September 30, 2009, net cash generated from financing activities was HK$31.8 million (US$4.1 million). Net cash generated from financing activities in the nine months ended September 30, 2009 was primarily due to new borrowings of HK$1,086.1 million (US$140.1 million), capital contribution by a minority shareholder of HK$88.3 million (US$11.4 million), and repayment of loan to a fellow subsidiary of HK$31.0 million (US$4.0 million). The foregoing were partially offset by repayment of borrowings of HK$1,082.3 million (US$139.6 million) and dividends of HK$91.4 million (US$11.8 million) paid to a minority shareholder.

In 2008, net cash generated from financing activities was HK$332.0 million (US$42.6 million). Net cash generated from financing activities in the year 2008 was primarily due to new borrowings of HK$3,355.8 million (US$431.0 million), partially offset by repayment of borrowings of HK$2,382.6 million (US$306.0 million) and dividends of HK$600.1 million (US$77.1 million) paid to shareholders.

In 2007, net cash generated from financing activities was HK$1,138.3 million (US$145.9 million). Net cash generated from financing activities in the year 2007 was primarily due to new borrowings of HK$3,030.0 million (US$388.4 million), a capital contribution from an immediate holding company of HK$826.6 million (US$105.9 million), and a capital contribution by a minority shareholder of HK$114.3 million (US$14.7 million). The foregoing were partially offset by repayment of borrowings of HK$2,031.0 million (US$260.3 million), dividends of HK$290.0 million (US$37.2 million) paid to shareholders, and a distribution of HK$410.0 million (US$52.6 million) to a shareholder.

In 2006, net cash generated from financing activities was HK$298.6 million (US$38.4 million). Net cash generated from financing activities in the year 2006 was primarily due to new borrowings of HK$1,743.7 million (US$224.5 million), partially offset by repayment of borrowings of HK$1,434.0 million (US$184.6 million) and dividends of HK$29.2 million (US$3.8 million) paid to a minority shareholder.

Indebtedness

The total borrowings of the PCB Business amounted to HK$1,572.8 million (US$202.2 million), HK$2,587.4 million (US$331.8 million), HK$3,586.2 million (US$462.7 million), and HK$3,564.5 million (US$459.9 million) as of December 31, 2006, 2007, 2008, and September 30, 2009 respectively. The increased level of borrowings during the three years ended December 31, 2008 was primarily due to the expansion of the production capacity of the PCB Business. During these periods, the borrowings were mainly used to acquire property, plant and equipment at Meadville’s PCB plants and the acquisition of 80% of the share capital of Meadville Aspocomp (BVI) Holdings Limited from Aspocomp Group OYJ. The decreased level of borrowings during the nine months period ended September 30, 2009, was due to a reduction in capital expenditures and working capital in response to lower demand for PCB products resulting from global economic conditions in 2009. The gearing ratio (total borrowings as a percentage of total assets) of the PCB Business decreased from 44.3% as of December 31, 2006 to 38.3% as of December 31, 2007 due to a capital injection by an immediate holding company of the PCB Business in 2007, and subsequently increased to 44.8% as of December 31, 2008, and to 47.4% as of September 30, 2009, mainly due to an increase in bank borrowings and a reduction in amounts due from fellow subsidiaries, respectively.

The table below sets out the indebtedness of the PCB Business at the end of each of the reporting periods indicated.

				As of
	As of December 31,			September 30,
	2006	2007	2008	2009
	(In thousands of HK$)

Non-Current	$667,600	$1,679,147	$2,763,230	$2,954,662
Current	905,236	908,288	823,013	609,794

Total	$1,572,836	$2,587,435	$3,586,243	$3,564,456

				As of
	As of December 31,			September 30,
	2006	2007	2008	2009
	(In thousands of HK$)

Secured	$—	$—	$—	$—
Unsecured	1,572,836	2,587,435	3,586,243	3,564,456

Total	$1,572,836	$2,587,435	$3,586,243	$3,564,456

Following the closing of the PCB Combination, certain existing facilities of the PCB Business will be refinanced from the proceeds of the credit agreement, pursuant to which seven banks (including HSBC), subject to the satisfaction of certain conditions to drawdown, will provide credit facilities in the total amount of approximately US$582.5 million (equivalent to approximately HK$4,514.5 million) to be used for such refinancing and for the working capital of the PCB Business.

Inventories

The following table sets out a summary of the inventory of the PCB Business as of the dates indicated:

				As of
	As of December 31,			September 30,
	2006	2007	2008	2009
	(In thousands of HK$)

Raw materials	$81,982	$121,233	$150,286	$159,529
Work in progress	77,617	114,755	101,448	132,171
Finished goods	103,841	161,860	173,315	161,230
Consumable stock	3,125	572	2,004	4,639

Total	$266,565	$398,420	$427,053	$457,569

Inventory turnover days	38	39	36	42

Note:	The number of days of inventory turnover is equal to the average inventory (being the inventory balance at the beginning of the year or period plus the inventory balance at the end of the year or period, divided by 2) divided by the cost of sales for the corresponding year or period and then multiplied by 365 for each of the three years ended December 31, 2006, 2007, and 2008 or 273 for the nine months ended September 30, 2009.

The number of days of inventory turnover of the PCB Business for each of the three years ended December 31, 2008 and the nine months ended September 30, 2009 were 38 days, 39 days, 36 days, and 42 days respectively. The inventory balances as at December 31, 2006, 2007, and 2008 and September 30, 2009 were HK$266.6 million (US$34.3 million), HK$398.4 million (US$51.1 million), HK$427.1 million (US$55.1 million) and HK$457.6 million (US$59.0 million), respectively. The increase in inventory balances from 2006 to 2009 primarily resulted from the continuous expansion of the operations of the PCB Subsidiaries and the increase in revenue.

The cost of inventories recognized as expenses and included in cost of sales for the period indicated was as follows:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2006	2007	2008	2008	2009
	(In thousands of HK$)

Cost of inventories	$2,249,110	$3,137,705	$4,198,374	$3,151,242	$2,846,842

Debtors and prepayments

The following table sets out a summary of the debtors and prepayments of the PCB Business as of the dates indicated:

				As of
	As of December 31,			September 30,
	2006	2007	2008	2009
	(In thousands of HK$)

Debtors	$1,019,129	$1,368,801	$986,983	$958,917
Prepayments and other receivables	95,781	112,052	176,689	124,842

Total	$1,114,910	$1,480,853	$1,163,672	$1,083,759

Debtors turnover days	118	106	82	76

Note:	The number of days of debtors turnover is equal to the average debtor balance (being the debtor balance at the beginning of the year or period plus the debtor balance at the end of the year or period, divided by 2) divided by the revenue for the corresponding year or period and then multiplied by 365 for each of the three years ended December 31, 2006, 2007, and 2008 or 273 for the nine months ended September 30, 2009.

The increase in debtor balance during 2007 was primarily due to growth of revenue in 2007. The decrease in debtor balance during 2008 and the nine months ended September 30, 2009 was primarily due to the decrease in revenue as a result of global economic conditions. The debtor turnover days for each of the three years ended December 31, 2008 and the nine months ended September 30, 2009 were 118 days, 106 days, 82 days, and 76 days respectively. The decrease in debtor turnover days was primarily due to continuous effort to improve and shorten the collections period.

Creditors and accruals

The following table sets out creditors and accruals of the PCB Business as of the dates indicated:

	As of December 31,			As of September 30,
	2006	2007	2008	2009
	(In thousands of HK$)

Creditors	$329,574	$598,331	$667,797	$571,752
Accruals	381,683	672,426	720,622	488,643

Total	$711,257	$1,270,757	$1,388,419	$1,060,395

Creditors turnover days	53	54	55	59

Note:	The number of days of creditors turnover is equal to the average creditor balance (being the creditor balance at the beginning of the year or period plus the creditor balance at the end of the year or period, divided by 2) divided by the cost of sales for the corresponding year or period and then multiplied by 365 for each of the three years ended December 31, 2006, 2007, and 2008 or 273 for the nine months ended September 30, 2009.

The increase in creditor balance during the three years ended December 31, 2008 was primarily due to the increasing scale of operations. The decrease in creditor balance during the nine months ended September 30, 2009 was primarily due to a decrease in capital expenditures and in purchase of supplies as a result of global economic conditions. The creditor turnover days of the PCB Business for each of the three years ended December 31, 2008 and the nine months ended September 30, 2009 were 53 days, 54 days, 55 days, and 59 days, respectively. The creditor turnover days of the PCB Business remained almost constant at 53 days in 2006, 54 days in 2007, and 55 days in 2008, and increased to 59 days for the nine months ended September 30, 2009, primarily as a result of better management of working capital.

Off-balance sheet arrangements

As of September 30, 2009, none of the PCB Subsidiaries was a financial guarantor of obligations of any unconsolidated entity and not a party to any material off-balance sheet obligations or arrangements.

Working capital

Taking into account the estimated net proceeds from the credit agreement, available banking facilities, and cash flows from the operations of the PCB Business, Meadville believes that the PCB Business has sufficient working capital for its present requirements, which is for at least the next 12 months from the date of this proxy statement/prospectus.

Net current assets

As of September 30, 2009, the PCB Business had net current assets of HK$445.0 million (US$57.4 million). Current assets comprised mainly inventories of HK$457.6 million (US$59.0 million), debtors and prepayments of HK$1,083.8 million (US$139.8 million), cash and bank balances of HK$849.0 million (US$109.5 million), amounts due from fellow subsidiaries of HK$13.9 million (US$1.8 million), and other current assets of HK$24.1 million (US$3.1 million). Current liabilities comprised mainly creditors and accruals of HK$1,060.4 million (US$136.8 million), bank borrowings of HK$609.8 million (US$78.7 million), amount due to an immediate holding company of HK$49.5 million (US$6.4 million), amount due to a minority shareholder of HK$122.3 million (US$15.8 million), amounts due to fellow subsidiaries of HK$98.0 million (US$12.6 million), amount due to a subsidiary of a minority shareholder of HK$18.3 million (US$2.4 million), taxation payable of HK$23.2 million (US$3.0 million), and other current liabilities of HK$2.0 million (US$0.3 million).

				As of
	As of December 31,			September 30,
	2006	2007	2008	2009
	(In thousands of HK$)

Current assets	$1,547,568	$2,609,123	$2,798,110	$2,428,419
Current liabilities	(2,248,305)	(2,773,252)	(3,140,986)	(1,983,451)
Net current (liabilities)/assets	$(700,737)	$(164,129)	$(342,876)	$444,968

Quick ratio	0.57	0.80	0.75	0.99

Note:	Quick ratio is equal to current assets (net of inventories) divided by current liabilities.

The increase in the net current assets position of the PCB Business is primarily due to the capital injection from an immediate holding company of the PCB Business.

Capital expenditures

As of December 31, 2006, 2007, and 2008 and as of September 30, 2009, the PCB Business incurred HK$665.8 million (US$85.7 million), HK$2,121.1 million (US$271.9 million), HK$1,347.6 million (US$173.1 million), and HK$269.0 million (US$34.7 million), respectively, of capital expenditures. The current business strategy of the PCB Business contemplates capital expenditures of approximately HK$116.0 million (US$15.0 million), HK$316.0 million (US$40.8 million), HK$412.0 million (US$53.2 million), and HK$416.0 million (US$53.7 million) in the fourth quarter of 2009 and full years of 2010, 2011, and 2012, respectively.

The figures in the capital expenditure plans of the PCB Business are based on Meadville’s estimates and have not been appraised by an independent organization. The actual capital expenditures of the PCB Business (including the types and amount of capital expenditures that the PCB Subsidiaries and/or the combined company elect to make) may differ from the amounts set forth above. The capital expenditure plans of the PCB Business are subject to a number of variables, including possible cost overruns, construction delays, availability of financing on acceptable terms, and demand for its products and services. In addition, due to changes in economic or demand conditions, government and tax policies, the competitive landscape, or other factors, capital expenditures could change. There can be no assurance that the PCB Subsidiaries and/or the combined company can execute the contemplated capital expenditure plans at or below its estimated costs or at all.

Contractual obligations and commitments

The following table provides information on contractual obligations and commitments as of December 31, 2008:

		Less than			More than
	Total	1 Year	1 - 3 Years	3 - 5 Years	5 Years
	(In thousands of HK$)

Long-term debt obligations	$3,122,212	$358,982	$1,448,099	$1,315,131	$—
Interest on long-term debt obligations(1)	108,474	42,570	58,670	7,234	—
Operating leases	24,078	2,391	1,468	1,524	18,695
Capital commitment in respect of property, plant and equipment	332,771	332,611	160	—	—
Other long-term liabilities reflected on the balance sheet under HKFRS	243,184	—	55,354	187,830	—
Interest on other long-term liabilities reflected on the balance sheet under HKFRS(1)	42,444	9,289	21,844	11,311	—

Total contractual obligations	$3,873,163	$745,843	$1,585,595	$1,523,030	$18,695

(1)	The respective interest payments are estimated based on the liabilities outstanding and the applicable interest rates as of December 31, 2008.

Related Party Transactions

In 2007, SME entered into two supply agreements, on behalf of itself and other PCB Subsidiaries, with SSST and GSST, pursuant to which the PCB Subsidiaries purchased laminate and prepregs from SSST and GSST. GSST is currently owned as to approximately 22.18% by a wholly owned subsidiary of Meadville engaged in the laminate business. The subsidiary will be sold indirectly to Top Mix Investments Limited, a company controlled by Mr. Tang (the controlling shareholder of Meadville) concurrently with the effectiveness of the PCB Combination. SSST is 75% owned by GSST and will be 25% owned indirectly by Top Mix Investments Limited following the PCB Combination. In the years ended December 31, 2007 and 2008, and for the nine months ended September 30, 2009, total purchases under the two supply agreements amount to HK$455.8 million (US$58.4 million), HK$431.6 million (US$55.4 million), and HK$267.8 million (US$34.5 million), respectively. These two supply agreements expire on December 31, 2009. Accordingly, SME, on behalf of itself and other PCB Subsidiaries, entered into a new supply agreement with GSST and SSST on December 11, 2009 with similar terms as the existing supply agreements. The new supply agreement will become effective on January 1, 2010 for a term of three years.

Certain PCB Subsidiaries also purchase from time to time laminate and prepreg from Mica-Ava (Far East) Industrial Limited, or MAF, and Mica-AVA (Guangzhou) Material Company Ltd., or MAG, two subsidiaries of Meadville which are engaged in the laminate business, both of which will be owned by Top Mix Investments Limited following the PCB Combination. These purchases are made on a spot basis from time to time. Total sales from MAF and MAG to the PCB Subsidiaries amounted to HK$210.8 million (US$27.1 million), HK$282.0 million (US$36.1 million), HK$345.3 million (US$44.3 million), and HK$279.5 million (US$36.1 million) for the years ended December 31, 2006, 2007, and 2008, and the nine months ended September 30, 2009, respectively.

OPC, a PCB Subsidiary, is currently leasing from MAF a portion of real property located at Nos. 6-8 Dai Wang Street, Tai Po Industrial Estate, New Territories, Hong Kong, for warehouse purposes. The lease will expire on December 31, 2009. Meadville expects that the lease of the premises will continue on a monthly basis after December 31, 2009 for the foreseeable future.

GME, a PCB Subsidiary, leases a portion of its employee dormitory spaces to MAG from time to time for the use of the employees of MAG. The dormitory spaces are rented to MAG pursuant to prior written request by MAG for its employees on an individual basis, with the monthly rent to be determined in accordance with the space area used by the individual employees and the rate as notified by GME from time to time. Such rental arrangement between GME and MAG is effective until either party terminates the arrangement upon three months prior written notice to the other party.

Quantitative and Qualitative Disclosures About Market Risk

The PCB Business is exposed to various kinds of market risks through its international operations. These risks are material in relation to both foreign currency risk and interest rate risk.

Currency risks

The PCB Business maintains its accounts in Hong Kong dollars and a portion of its revenue and expenses are denominated in RMB, while Meadville reports the financial results of the PCB Business in Hong Kong dollars. Fluctuations in exchange rates, primarily those involving the Hong Kong dollar against the RMB, may affect its reported operating results in Hong Kong dollar terms. A majority of the PCB Subsidiaries’ equipment is purchased from companies located offshore, in such locations as Europe, Japan, or Taiwan, with payment being made in U.S. Dollars or other foreign currencies. Accordingly, a portion of the results of operations of the PCB Business is also exposed to fluctuations between the U.S. Dollar and the RMB.

The pegging of the Hong Kong dollar to the U.S. Dollar by the Hong Kong Monetary Authority reduces transaction risks to the extent conversion is necessary between the two currencies. However, if the pegged exchange rate between the Hong Kong dollar and the U.S. Dollar were to change, or if the Hong Kong Monetary Authority adopted a floating exchange rate policy, the results of operations and balance sheet of the PCB Business could be positively or negatively affected, depending upon whether and by how much the value of the Hong Kong dollar appreciated or depreciated against the U.S. Dollar or other relevant currencies and the extent of the mismatch, if any, between the revenue and expenses of the PCB Business in foreign currencies and its net foreign currency asset or liability position at the time.

The impact of future exchange rate fluctuations between the U.S. Dollar and the RMB and the Hong Kong dollar and RMB cannot be predicted. Although the impact of exchange rate fluctuations has in the past been partially mitigated by the natural hedging between the foreign currency receivables and payables of the PCB Business, there can be no assurance that the PCB Subsidiaries will be able to offset the overall impact of any exchange rate fluctuations in the future. The PCB Subsidiaries do not generally engage in hedging to manage currency risk. However, in relation to purchases of equipment in foreign currencies other than U.S. Dollars, the PCB Subsidiaries may at times purchase forward exchange contracts to manage its currency risk in relation to any particular purchase. For example, during 2009, the PCB Subsidiaries entered into certain foreign exchange forward contracts to hedge against (i) their contingent financial liabilities arising from the amount payable to Aspocomp Holding Pte. Ltd. upon the exercise of its put option in early 2013, in connection with the acquisition of an 80% interest in Meadville Aspocomp (BVI) Holdings Limited, and (ii) certain purchases of machinery denominated in foreign currencies. As at September 30, 2009, the notional amount of these contracts was approximately HK$179.7 million (US$23.2 million) and their net fair value was approximately HK$22.8 million (US$2.9 million), which was recorded as derivative financial instruments in the combined statements of financial position.

The table below presents information about certain of the foreign currency forward contracts of the PCB Business at September 30, 2009.

	As of September 30, 2009
		Average
	Notional	Contract Rate or
	Amount	Strike Amount
	(In thousands of US$)

Receive foreign currency/pay US$
Euro	22,695	1.30
Japanese Yen	485	0.01

Total	23,180

Estimated Fair Value	2,941

Interest rate risk

The PCB Business is exposed to interest rate risk resulting from fluctuations in interest rates. Increases in interest rates would increase interest expenses relating to the outstanding variable rate borrowings of the PCB Business and increase the cost of new debt. Fluctuations in interest rates can also lead to significant fluctuations in the fair value of the debt obligations of the PCB Business. As of December 31, 2008 and September 30, 2009, the PCB Business had interest rate swap contracts under which it pays fixed interest rate based payments and receives variable-interest rate based payments to hedge certain of the borrowings of the PCB Business amounting to US$100 million. However, there can be no assurances that such hedging activities and any future hedging activities will protect the PCB Business from fluctuations in interest rates.

The tables below present information about certain of the debt instruments (bank borrowings) of the PCB Business as of the periods presented. Information as of December 31, 2008 has been translated using a HK$ / US$ exchange rate of HK$7.7499 to US$1.00. Information as of September 30, 2009 has been translated using a HK$ / US$ exchange rate of HK$7.7505 to US$1.00.

Debt Instruments

	As of December 31, 2008
									Weighted
									Average
	Maturing in							Fair Market	Interest
	2009	2010	2011	2012	2013	Thereafter	Total	Value	Rate
	(In thousands of US$)

Variable Rate:
US$	$32,435	$33,876	$84,864	$149,925	$6,350	—	$307,450	$341,397	4.31%
HK$	12,721	31,208	34,218	13,421	—	—	91,568	95,889	4.16%
RMB	56,359	2,688	—	—	—	—	59,047	59,147	5.85%

Total Variable Rate	101,515	67,772	119,082	163,346	6,350	—	458,065	496,433

Fixed Rate:
RMB	4,682	—	—	—	—	—	4,682	4,682	6.57%

Total Fixed Rate	4,682	—	—	—	—	—	4,682	4,682

Total	$106,197	$67,772	$119,082	$163,346	$6,350	—	$462,747	$501,115

	As of September 30, 2009
									Weighted
									Average
	Maturing in							Fair Market	Interest
	2009	2010	2011	2012	2013	Thereafter	Total	Value	Rate
	(In thousands of US$)

Variable Rate:
US$	$7,892	$34,872	$109,482	$177,195	$7,587	—	$337,028	$337,288	1.48%
HK$	4,359	31,526	37,051	16,406	1,323	—	90,665	90,725	0.97%
RMB	15,372	—	10,248	3,660	—	—	29,280	29,827	4.94%

Total Variable Rate	27,623	66,398	156,781	197,261	8,910	—	456,973	457,840

Fixed Rate:
RMB	2,928	—	—	—	—	—	2,928	2,928	5.30%

Total Fixed Rate	2,928	—	—	—	—	—	2,928	2,928

Total	$30,551	$66,398	$156,781	$197,261	$8,910	—	$459,901	$460,768

Interest Rate Swap Contracts (variable to fixed)

The tables below present information about certain of the interest rate swaps of the PCB Business as of the periods presented.

	As of December 31, 2008				Fair
	2009	2010	2011	2012	Value
	(In thousands of US$)

Average interest payout rate	3.07%	3.43%	3.43%	3.43%
Interest payout amount	(2,816)	(1,372)	(1,066)	(345)
Average interest receive rate	1.34%	1.34%	1.34%	1.34%
Interest receive amount	1,244	534	415	134
Fair value loss at December 31, 2008					(3,273)

	As of September 30, 2009				Fair
	2009	2010	2011	2012	Value
	(In thousands of US$)

Average interest payout rate	3.15%	3.43%	3.43%	3.43%
Interest payout amount	(569)	(1,372)	(1,066)	(345)
Average interest receive rate	1.15%	1.15%	1.15%	1.15%
Interest receive amount	210	458	356	115
Fair value loss at September 30, 2009					(2,060)

PLAN OF DISTRIBUTION

The shares of our common stock issued to Meadville in the PCB Combination may be, subject to the election of the Meadville shareholders, (i) distributed by Meadville to Meadville shareholders, or (ii) sold by Meadville or purchasers, transferees, donees, pledgees, or other successors in interest, directly or through brokers, dealers, agents, or underwriters who may receive compensation in the form of discounts, commissions, or similar selling expenses paid by us, by Meadville or its affiliates, or by a purchaser of the TTM shares on whose behalf such broker-dealer may act as agent. Sales and transfers of the TTM shares may be effected from time to time in one or more transactions, in private or public transactions, on the NASDAQ Global Select Market, in the over-the-counter market, in negotiated transactions, or otherwise, at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at negotiated prices, without consideration, or by any other legally available means. Any or all of the TTM shares may be sold from time to time by means of

•	a sale to one or more underwriters for resale to the public or to institutional investors in one or more transactions;

•	a block trade, in which Meadville or a broker or dealer attempts to sell the TTM shares as agent but may position and resell a portion of the TTM shares as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and the subsequent sale by such broker or dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions (which may include long or short sales) and transactions in which the broker solicits purchasers;

•	the writing (sale) of put or call options on the TTM shares;

•	the pledging of the TTM shares as collateral to secure loans, credit, or other financing arrangements and subsequent foreclosure, and the disposition of the TTM shares by the lender thereunder;

•	an exchange distribution in accordance with the rules of the applicable stock exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	a combination of any such methods of sale; and

•	any other legally available means.

Meadville and any broker-dealers who participate in the distribution of the TTM shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act and any discounts, commissions, or similar selling expenses they receive and any profit on the TTM shares acquired by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The shares of our common stock covered by this prospectus may become qualified for sale under Section 4(1) of the Securities Act or Rules 144 or 145 promulgated thereunder, whereupon they may be sold pursuant to such provisions rather than pursuant to this prospectus.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS SHARING AN ADDRESS

As permitted by the Exchange Act, we may deliver only one copy of this proxy statement/prospectus to our stockholders residing at the same address, unless any such stockholder has notified us of such stockholder’s desire to receive multiple copies of this proxy statement/prospectus. Our stockholders residing at the same address may request delivery of only one copy of this proxy statement/prospectus by delivering notice to our Secretary at 2630 South Harbor Boulevard, Santa Ana, California 92704. We will promptly deliver, upon oral or written request, a separate copy of this proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies should also be directed, as applicable, to our Secretary at the same address listed above.

EXPERTS

Our consolidated financial statements and schedule as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of the PCB Business as of December 31, 2008 and 2007, and 2006, and for each of the years in the three-year period ended December 31, 2008, and for the nine months ended September 30, 2009, included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of our common stock offered by this proxy statement/prospectus will be passed upon for us by Greenberg Traurig, LLP, Phoenix, Arizona. Certain legal matters with respect to the PCB Combination will be passed upon for Meadville by Skadden, Arps, Slate, Meagher & Flom, Hong Kong.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC, which we make available on our website, www.ttmtech.com, free of charge. Copies are also available without charge by (1) telephonic request by calling our Investor Relations Department at (714) 241-0303, (2) e-mail request to investor@ttmtech.com, or (3) a written request to TTM Technologies, Inc., Attention: Investor Relations, 2630 South Harbor Blvd., Santa Ana, California 92704. These reports include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports, each of which is provided on our website as soon as reasonably practicable after we electronically file such materials with or furnish them to the SEC. You can also read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can obtain additional information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us.

We have filed with the SEC a registration statement on Form S-4 relating to the securities covered by this proxy statement/prospectus. This proxy statement/prospectus is part of the registration statement and does not contain all of the information in the registration statement. You will find additional information about us in the registration statement. Any statement made in this proxy statement/prospectus concerning a contract or other document of ours is not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers. You may inspect without charge a copy of the registration statement at the SEC’s Public Reference Room or on the SEC’s website, www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this proxy statement/prospectus.

We incorporate by reference into this proxy statement/prospectus the following documents (other than any portions of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules):

•	Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC on March 16, 2009.

•	Quarterly Report on Form 10-Q for the quarter ended March 30, 2009 filed with the SEC on May 11, 2009.

•	Quarterly Report on Form 10-Q for the quarter ended June 29, 2009 filed with the SEC on August 7, 2009.

•	Quarterly Report on Form 10-Q for the quarter ended September 28, 2009, filed with the SEC on November 6, 2009.

•	Current Reports on Form 8-K filed with the SEC on January 16, 2009, February 19, 2009, April 28, 2009, September 4, 2009, November 16, 2009, December 15, 2009, and December 23, 2009.

•	The description of our common stock contained in our registration statement on Form 8-A (Registration No. 000-31285) filed on August 8, 2000, as amended by Form 8-A/A filed on August 31, 2005, including any amendments or reports filed for the purpose of updating that description.

•	All documents filed by us under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and before the termination of this offering.

You may request a copy of these filings at no cost by writing or telephoning us as follows:

TTM Technologies, Inc.
2630 South Harbor Boulevard
Santa Ana, California 92704
(714) 241-0303
Attn: Investor Relations

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this proxy statement/prospectus or any other document that is subsequently filed with the SEC and incorporated by reference, modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this proxy statement/prospectus, except as so modified or superseded. Since information that we later file with the SEC will update and supersede previously incorporated information, you should look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this proxy statement/prospectus or any documents previously incorporated by reference have been modified or superseded.

All information contained in this proxy statement/prospectus relating to our company has been supplied by us, and all such information relating to Meadville and its affiliates has been supplied by Meadville.

OTHER MATTERS

Our management is not aware of any other matters to come before the special meeting of our stockholders. If any other matter not mentioned in this proxy statement/prospectus is brought before the special meeting, the proxy holders named in the enclosed proxy will have discretionary authority to vote all proxies with respect thereto in accordance with their judgment.

INDEX TO FINANCIAL STATEMENTS
OF THE PRINTED CIRCUIT BOARD BUSINESS
OF MEADVILLE HOLDINGS LIMITED

Page No.

Report of Independent Auditors	F-2
Combined Income Statement for the years ended December 31, 2008, 2007, and 2006 and for the nine months ended September 30, 2009 (audited) and 2008 (unaudited)	F-3
Combined Statement of Comprehensive Income for the years ended December 31, 2008, 2007, and 2006 and for the nine months ended September 30, 2009 (audited) and 2008 (unaudited)	F-4
Combined Statements of Financial Position (Balance Sheet) at December 31, 2008, 2007, and 2006 and September 30, 2009 (audited)	F-5
Combined Statements of Cash Flows for the years ended December 31, 2008, 2007, and 2006 and for the nine months ended September 30, 2009 (audited) and 2008 (unaudited)	F-6
Combined Statements of Changes in Equity for the years ended December 31, 2008, 2007, and 2006 and for the nine months ended September 30, 2009 (audited) and 2008 (unaudited)	F-7
Notes to the Combined Financial Statements	F-10

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS OF MEADVILLE HOLDINGS LIMITED

In our opinion, the accompanying combined statements of financial positions and the related combined statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of the Printed Circuit Board Business of Meadville Holdings Limited (the “PCB Business”) as at 31 December 2006, 2007, 2008 and 30 September 2009 and the results of its operations and its cash flows for the years ended 31 December 2006, 2007 and 2008 and for the nine months ended 30 September 2009 in conformity with Hong Kong Financial Reporting Standards. These financial statements are the responsibility of the PCB Business’ management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Hong Kong Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 35 to the combined financial statements.

/s/PricewaterhouseCoopers

Hong Kong, 23 December 2009

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

COMBINED INCOME STATEMENTS

					Nine Months Ended
		Year Ended 31 December			30 September
	Note	2006	2007	2008	2008	2009
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
					(Unaudited)

Revenue	5	2,838,773	4,108,638	5,212,437	3,930,212	3,505,389
Cost of sales	9	(2,261,374)	(3,150,277)	(4,205,020)	(3,156,792)	(2,844,527)

Gross profit		577,399	958,361	1,007,417	773,420	660,862
Other income	6	87,226	161,330	158,810	125,233	91,733
Selling and distribution expenses	9	(118,899)	(199,790)	(227,397)	(179,097)	(164,209)
General and administrative expenses	9	(129,493)	(200,869)	(259,762)	(140,314)	(276,255)
Share award expenses	7, 9	—	(226,097)	(10,601)	(8,404)	(9,897)

Operating profit		416,233	492,935	668,467	570,838	302,234
Interest income	10	5,871	28,507	17,440	13,010	5,192
Finance costs	11	(77,974)	(104,311)	(129,359)	(94,503)	(63,759)

Profit before income tax		344,130	417,131	556,548	489,345	243,667
Income tax expense	12	(41,577)	(64,193)	(72,895)	(76,927)	(45,002)

Profit for the year/period		302,553	352,938	483,653	412,418	198,665

Attributable to:
Equity holders of the PCB Business		239,762	246,094	376,071	336,258	127,245
Minority interests		62,791	106,844	107,582	76,160	71,420

		302,553	352,938	483,653	412,418	198,665

The notes on pages F-10 to F-64 are an integral part of these financial statements.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Profit for the year/period	302,553	352,938	483,653	412,418	198,665

Other comprehensive income
Exchange differences	43,235	100,657	82,304	107,037	2,736
Fair value (loss)/gain of available-for-sale financial asset	—	—	(454)	3,564	(2,921)
Cash flow hedge
— change in fair value of hedging instruments	—	—	—	—	22,796
— transfer to income statement upon change in fair value of hedged items	—	—	—	—	(17,226)
— transfer to property, plant and equipment	—	—	—	—	(178)

Other comprehensive income for the year/period, net of tax	43,235	100,657	81,850	110,601	5,207

Total comprehensive income for the year/period	345,788	453,595	565,503	523,019	203,872

Total comprehensive income attributable to:
Equity holders of the PCB Business	276,899	327,997	436,370	422,897	132,083
Minority interests	68,889	125,598	129,133	100,122	71,789

	345,788	453,595	565,503	523,019	203,872

The notes on pages F-10 to F-64 are an integral part of these financial statements.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

COMBINED STATEMENTS OF FINANCIAL POSITION

					At
		At 31 December			30 September
	Note	2006	2007	2008	2009
		HK$’000	HK$’000	HK$’000	HK$’000

ASSETS
Non-current assets
Property, plant and equipment	14	1,893,672	3,821,412	4,941,778	4,840,601
Leasehold land and land use rights	15	83,045	143,042	147,256	144,567
Intangible assets	16	22,561	149,899	22,159	21,292
Available-for-sale financial asset	17	—	21,089	20,635	17,714
Derivative financial instruments	24	—	—	—	22,358
Deferred tax assets	25	155	13,124	32,517	42,437
Loan to a fellow subsidiary	30	—	—	41,074	10,076

		1,999,433	4,148,566	5,205,419	5,099,045

Current assets
Inventories	18	266,565	398,420	427,053	457,569
Debtors and prepayments	19	1,114,910	1,480,853	1,163,672	1,083,759
Derivative financial instruments	24	—	—	—	438
Amounts due from fellow subsidiaries	30	—	244,296	390,242	13,889
Amount due from intermediate holding company	31	—	40,177	—	—
Amount due from a minority shareholder	29	—	39,055	—	—
Taxation recoverable		1,129	3,500	19,269	23,752
Cash and bank balances	21	164,964	402,822	797,874	849,012

		1,547,568	2,609,123	2,798,110	2,428,419

Total assets		3,547,001	6,757,689	8,003,529	7,527,464

Equity
Capital and reserves	22	433,621	1,524,327	1,371,198	1,779,298
Minority interests in equity		197,475	335,728	405,411	534,598

Total equity		631,096	1,860,055	1,776,609	2,313,896

LIABILITIES
Non-current liabilities
Borrowings	23	667,600	1,679,147	2,763,230	2,954,662
Derivative financial instruments	24	—	—	17,350	13,944
Deferred tax liabilities	25	—	65,183	79,520	74,779
Financial liabilities	26	—	264,394	151,270	161,758
Long-term other payables	27	—	115,658	74,564	24,974

		667,600	2,124,382	3,085,934	3,230,117

Current liabilities
Creditors and accruals	28	711,257	1,270,757	1,388,419	1,060,395
Amounts due to fellow subsidiaries	30	66,454	99,838	88,481	97,952
Amount due to immediate holding company	31	—	290,000	643,961	49,492
Amount due to a related party	20	417,859	—	—	—
Amount due to a minority shareholder	29	119,918	173,677	169,659	122,334
Amount due to a subsidiary of a minority shareholder	29	10,716	5,040	12,338	18,251
Borrowings	23	905,236	908,288	823,013	609,794
Derivative financial instruments	24	—	—	8,015	2,023
Taxation payable		16,865	25,652	7,100	23,210

		2,248,305	2,773,252	3,140,986	1,983,451

Total liabilities		2,915,905	4,897,634	6,226,920	5,213,568

Total equity and liabilities		3,547,001	6,757,689	8,003,529	7,527,464

Net current (liabilities)/assets		(700,737)	(164,129)	(342,876)	444,968

Total assets less current liabilities		1,298,696	3,984,437	4,862,543	5,544,013

The notes on pages F-10 to F-64 are an integral part of these financial statements.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

COMBINED STATEMENTS OF CASH FLOWS

						Nine Months Ended
			Year Ended 31 December			30 September
	Note		2006	2007	2008	2008	2009
			HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
						(Unaudited)

Cash flows from operating activities
Profit before income tax			344,130	417,131	556,548	489,345	243,667
Adjustments for:
— Finance costs			77,974	104,311	129,359	94,503	63,759
— Interest income			(5,871)	(28,507)	(17,440)	(13,010)	(5,192)
— Impairment of intangible assets			55	—	19,860	—	—
— Impairment of property, plant and equipment			—	10,612	—	—	5,419
— Amortisation of intangible assets			1,170	1,337	2,991	2,513	878
— Amortisation of leasehold land and land use rights			1,876	2,167	3,600	2,688	2,730
— Depreciation of property, plant and equipment			200,264	278,664	420,885	309,313	363,980
— Dividend income from available-for-sale financial asset			—	—	—	—	(1,971)
— Negative goodwill from acquisition of minority interest in a subsidiary	33	(a)	(1,108)	—	—	—	—
— (Gain)/loss on disposal of property, plant and equipment			(780)	2,563	19,493	6,540	735
— Gain on adjustment for contingent consideration in relation to business combination			—	—	(13,933)	—	(13,425)
— Net exchange differences			(7,849)	(48,270)	(138,453)	(139,271)	74
— Share award expenses			—	226,097	10,601	8,404	9,897

Operating profit before working capital changes			609,861	966,105	993,511	761,025	670,551
Changes in:
Inventories			(56,692)	(104,073)	(28,633)	(136,445)	(30,516)
Debtors and prepayments			(235,328)	(149,822)	317,181	(135,694)	79,913
Restricted bank balances			12,075	(2,477)	(1,972)	2,719	(2,524)
Creditors and accruals			202,160	387,728	117,662	167,349	(328,024)
Long-term other payables			—	115,658	(41,094)	(16,266)	(49,590)
Amounts due from/(to) fellow subsidiaries	33	(d)	(53,667)	(210,912)	(157,303)	(153,013)	112,359
Amount due from intermediate holding company			—	(40,177)	40,177	40,177	—
Amount due to immediate holding company	33	(d)	—	290,000	353,961	353,187	(54,884)
Amount due to a related party			(26,340)	(7,859)	—	—	—
Amounts due from/(to) minority shareholders			(3,240)	14,704	(25,429)	(17,499)	13,141
Amount due to a subsidiary of a minority shareholder			1,686	(5,676)	7,298	3,968	5,913

Cash generated from operating activities			450,515	1,253,199	1,575,359	869,508	416,339
Interest received			5,871	28,507	17,440	13,010	5,192
Interest paid			(77,974)	(104,311)	(88,118)	(80,365)	(66,470)
Hong Kong profits tax paid			(2,627)	(4,451)	(3,226)	(3,275)	—
Overseas tax paid			(36,396)	(70,693)	(110,083)	(85,341)	(48,015)

Net cash generated from operating activities			339,389	1,102,251	1,391,372	713,537	307,046

Cash flows from investing activities
Purchase of property, plant and equipment			(643,282)	(1,218,320)	(1,347,624)	(1,058,114)	(269,023)
Purchase of leasehold land and land use rights			(22,473)	—	—	—	—
Proceeds from sale of property, plant and equipment			6,627	3,370	2,650	3,497	2,878
Acquisition of minority interest in a subsidiary	33	(a)	(6,354)	—	—	—	—
Acquisition of a subsidiary, net of bank balances and cash acquired	33	(b)	—	(694,715)	—	—	—
Purchase of available-for-sale financial asset			—	(21,089)	—	—	—
Dividends received from available-for-sale financial asset			—	—	—	—	1,971

Net cash used in investing activities			(665,482)	(1,930,754)	(1,344,974)	(1,054,617)	(264,174)

Cash flows from financing activities
New borrowings			1,743,682	3,030,033	3,355,784	2,965,040	1,086,128
Repayment of borrowings			(1,433,973)	(2,030,992)	(2,382,602)	(2,013,526)	(1,082,289)
Capital contribution from immediate holding company			—	826,612	—	—	—
Loan to a fellow subsidiary			—	—	(41,074)	(41,227)	—
Repayment of loan to a fellow subsidiary			—	—	—	—	30,998
Dividend paid to shareholders			—	(290,000)	(600,100)	(600,100)	—
Dividend paid to a minority shareholder			(29,227)	(101,630)	—	—	(91,361)
Capital contribution by a minority shareholder			18,068	114,285	—	—	88,349
Distribution to a shareholder			—	(410,000)	—	—	—

Net cash generated from financing activities			298,550	1,138,308	332,008	310,187	31,825

Net (decrease)/increase in cash and cash equivalents			(27,543)	309,805	378,406	(30,893)	74,697
Exchange differences on cash and cash equivalents			(8,229)	(32,767)	(10,952)	(13,123)	(457)
Cash and cash equivalents at beginning of the year/period			157,655	121,883	398,921	398,921	766,375

Cash and cash equivalents at end of the year/period	33	(c)	121,883	398,921	766,375	354,905	840,615

The notes on pages F-10 to F-64 are an integral part of these financial statements.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

COMBINED STATEMENTS OF CHANGES IN EQUITY

	Attributable to the Equity Holders of the PCB Business
		Available-	Employee
		for-Sale	Share-
		Financial	Based
	Capital	Asset	Compensation	Hedging	General	Exchange	Retained		Minority	Total
	Reserve	Reserve	Reserve	Reserve	Reserve	Reserve	Earnings	Total	Interests	Equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2006	134,811	—	—	—	68,286	16,889	346,736	566,722	147,207	713,929

Profit for the year	—	—	—	—	—	—	239,762	239,762	62,791	302,553
Other comprehensive income:
— Exchange differences	—	—	—	—	336	36,801	—	37,137	6,098	43,235

Total comprehensive income for the year ended 31 December 2006	—	—	—	—	336	36,801	239,762	276,899	68,889	345,788

Transactions with equity holders:
Capital contribution by a minority shareholder	—	—	—	—	—	—	—	—	18,068	18,068
Dividend	—	—	—	—	—	—	—	—	(29,227)	(29,227)
Distribution to a shareholder	—	—	—	—	—	—	(410,000)	(410,000)	—	(410,000)
Acquisition of minority interest in a subsidiary	—	—	—	—	—	—	—	—	(7,462)	(7,462)
Transfer	—	—	—	—	12,773	—	(12,773)	—	—	—

	—	—	—	—	12,773	—	(422,773)	(410,000)	(18,621)	(428,621)

At 31 December 2006	134,811	—	—	—	81,395	53,690	163,725	433,621	197,475	631,096

At 1 January 2007	134,811	—	—	—	81,395	53,690	163,725	433,621	197,475	631,096

Profit for the year	—	—	—	—	—	—	246,094	246,094	106,844	352,938
Other comprehensive income:
— Exchange differences	—	—	—	—	713	81,190	—	81,903	18,754	100,657

Total comprehensive income for the year ended 31 December 2007	—	—	—	—	713	81,190	246,094	327,997	125,598	453,595

Transactions with equity holders:
Capital contribution by a minority shareholder	—	—	—	—	—	—	—	—	114,285	114,285
Capital contribution from immediate holding company	826,612	—	—	—	—	—	—	826,612	—	826,612
Shares award expenses (Note 7)	—	—	226,097	—	—	—	—	226,097	—	226,097
Dividend (Note 13)	—	—	(226,097)	—	—	—	(63,903)	(290,000)	(101,630)	(391,630)
Transfer	—	—	—	—	48,461	—	(48,461)	—	—	—

	826,612	—	—	—	48,461	—	(112,364)	762,709	12,655	775,364

At 31 December 2007	961,423	—	—	—	130,569	134,880	297,455	1,524,327	335,728	1,860,055

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

COMBINED STATEMENTS OF CHANGES IN EQUITY — (Continued)

	Attributable to the Equity Holders of the PCB Business
		Available-	Employee
		for-Sale	Share-
		Financial	Based
	Capital	Asset	Compensation	Hedging	General	Exchange	Retained		Minority	Total
	Reserve	Reserve	Reserve	Reserve	Reserve	Reserve	Earnings	Total	Interests	Equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2008	961,423	—	—	—	130,569	134,880	297,455	1,524,327	335,728	1,860,055

Profit for the year	—	—	—	—	—	—	376,071	376,071	107,582	483,653
Other comprehensive income:
— Exchange differences	—	—	—	—	649	60,104	—	60,753	21,551	82,304
— Change in fair value of available-for-sale financial asset	—	(454)	—	—	—	—	—	(454)	—	(454)

Total comprehensive income for the year ended 31 December 2008	—	(454)	—	—	649	60,104	376,071	436,370	129,133	565,503

Transactions with equity holders:
Shares award expenses (Note 7)	—	—	10,601	—	—	—	—	10,601	—	10,601
Dividend (Note 13)	—	—	(8,404)	—	—	—	(591,696)	(600,100)	(59,450)	(659,550)
Transfer	—	—	—	—	35,388	—	(35,388)	—	—	—

	—	—	2,197	—	35,388	—	(627,084)	(589,499)	(59,450)	(648,949)

At 31 December 2008	961,423	(454)	2,197	—	166,606	194,984	46,442	1,371,198	405,411	1,776,609

At 1 January 2009	961,423	(454)	2,197	—	166,606	194,984	46,442	1,371,198	405,411	1,776,609

Profit for the period	—	—	—	—	—	—	127,245	127,245	71,420	198,665
Other comprehensive income:
— Exchange differences	—	—	—	—	8	2,359	—	2,367	369	2,736
— Change in fair value of available-for-sale financial asset	—	(2,921)	—	—	—	—	—	(2,921)	—	(2,921)
— Cash flow hedge
— change in fair value of hedging instruments	—	—	—	22,796		—	—	22,796	—	22,796
— transfer to income statement upon change in fair value of hedged items	—	—	—	(17,226)	—	—	—	(17,226)	—	(17,226)
— transfer to property, plant and equipment	—	—	—	(178)	—	—	—	(178)	—	(178)

Total comprehensive income for the nine months ended 30 September 2009	—	(2,921)	—	5,392	8	2,359	127,245	132,083	71,789	203,872

Transactions with equity holders:
Capital contribution by a minority shareholder	—	—	—	—	—	—	—	—	88,349	88,349
Capital contribution from immediate holding company (Note 33(d))	266,120	—	—	—	—	—	—	266,120	—	266,120
Shares award expenses (Note 7)	—	—	9,897	—	—	—	—	9,897	—	9,897
Dividend	—	—	—	—	—	—	—	—	(30,951)	(30,951)
Transfer	—	—	—	—	28,183	—	(28,183)	—	—	—

	266,120	—	9,897	—	28,183	—	(28,183)	276,017	57,398	333,415

At 30 September 2009	1,227,543	(3,375)	12,094	5,392	194,797	197,343	145,504	1,779,298	534,598	2,313,896

The notes on pages F-10 to F-64 are an integral part of these financial statements.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

UNAUDITED COMBINED STATEMENTS OF CHANGES IN EQUITY

	Attributable to the equity holders of the PCB Business
		Available-	Employee
		for-Sale	Share-
		Financial	Based
	Capital	Asset	Compensation	Hedging	General	Exchange	Retained		Minority	Total
	Reserve	Reserve	Reserve	Reserve	Reserve	Reserve	Earnings	Total	Interests	Equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2008	961,423	—	—	—	130,569	134,880	297,455	1,524,327	335,728	1,860,055

Profit for the period	—	—	—	—	—	—	336,258	336,258	76,160	412,418
Other comprehensive income:
— Exchange differences	—	—	—	—	717	82,358	—	83,075	23,962	107,037
— Change in fair value of available-for-sale financial asset	—	3,564	—	—	—	—	—	3,564	—	3,564

Total comprehensive income for the nine months ended 30 September 2008	—	3,564	—	—	717	82,358	336,258	422,897	100,122	523,019

Transactions with equity holders:
Shares award expenses (Note 7)	—	—	8,404	—	—	—	—	8,404	—	8,404
Dividend (Note 13)	—	—	(8,404)	—	—	—	(591,696)	(600,100)	(35,480)	(635,580)
Transfer	—	—	—	—	13,229	—	(13,229)	—	—	—

	—	—	—	—	13,229	—	(604,925)	(591,696)	(35,480)	(627,176)

At 30 September 2008	961,423	3,564	—	—	144,515	217,238	28,788	1,355,528	400,370	1,755,898

The notes on pages F-10 to F-64 are an integral part of these financial statements.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1  General information and basis of preparation

(a)	General information

Meadville Holdings Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) are principally engaged in the manufacturing and distribution of printed circuit boards (the “PCB Business”) and copper clad laminates (the “Laminates Business”).

The Company was incorporated in the Cayman Islands on 28 August 2006 as an exempted company with limited liability under the Companies Law (2004 Revision) of the Cayman Islands. The address of its registered office is Clifton House, 75 Fort Street, P.O. Box 1350 GT, George Town, Grand Cayman, Cayman Islands.

The Company’s shares were listed on the Main Board of The Stock Exchange of Hong Kong Limited (“Stock Exchange”) on 2 February 2007 (the “Listing”).

The accompanying combined financial statements presented the financial positions and results of operations of the PCB Business of the Group.

These combined financial statements are presented in units of Hong Kong dollars, unless otherwise stated. These combined financial statements have been approved for issue by a committee of the Board, which has been authorised by the Board of Directors pursuant to the Board resolutions dated 23 October 2009, on 23 December 2009.

(b)	Basis of preparation

The PCB Business has historically been conducted by various subsidiaries directly or indirectly controlled by the Company. Therefore, the accompanying combined financial statements were prepared by combining the assets, liabilities, revenues, expenses and cash flows that were directly applicable to the PCB Business and operations for the years/periods presented.

The combined income statements of the PCB Business includes all the historical actual costs of the PCB Business and includes an allocation of certain general corporate expenses of the Company. These corporate expenses primarily relate to share award expenses in connection with shares that were granted by the controlling shareholder of the Company, Su Sih (BVI) Limited (“SuSih”) to senior executives of the Company who are involved in the PCB and Laminates businesses. For those expenses for which a specific identification method was not practicable, the expenses were allocated based on estimates that management considered as a reasonable reflection of the utilisation of services provided to, or benefits received by the PCB Business.

In relation to share award expenses, for shares that are granted to the employees of the PCB Business, the related expenses of approximately HK$86,070,000, HK$10,461,000, HK$8,297,000 (unaudited) and HK$9,632,000 for the years ended 31 December 2007, 2008 and nine months ended 30 September 2008 and 2009, respectively, are recorded based on the actual expenses of those employees. For shares which are granted to corporate level management, share award expenses of HK$140,027,000, HK$140,000, HK$107,000 (unaudited) and HK$265,000 for the years ended 31 December 2007, 2008 and nine months ended 30 September 2008 and 2009, respectively, are allocated based on revenue of the PCB Business to the Group.

While the expenses allocated to the PCB Business are not necessarily indicative of the expenses that the PCB Business would have incurred if the PCB Business had been a separate, independent entity during the years/periods presented, management believes that the foregoing presents a reasonable basis of estimating what the PCB Business’ expenses would have been on a historical basis.

The Company earned interest income on the deposits from the share subscriptions during the Listing in 2007. Interest income of nil, HK$12,038,000, nil, nil (unaudited) and nil for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009 respectively are reflected in the PCB Business’ income statement based on specific identification of the use of the Listing proceeds.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The accompanying combined financial statements of the PCB Business of the Company have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”). The combined financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial asset and financial assets and financial liabilities (including derivative financial instruments) at fair value through profit or loss.

The preparation of the combined financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the combined financial statements are disclosed in Note 4 below.

(i) The following new standards, amendments to standards and interpretations are mandatory for the first time for the financial year beginning 1 January 2009:

Effective for
Accounting
Periods
Beginning on
or after

HKAS 1 (Revised)	Presentation of financial statements	1 January 2009
HKAS 23 (Revised)	Borrowing costs	1 January 2009
HKAS 32 and HKAS 1 (Amendments)	Puttable financial instruments and obligations arising on liquidation	1 January 2009
HKFRS 1 and HKAS 27 (Amendments)	Cost of an investment in a subsidiary, jointly controlled entity or associate	1 January 2009
HKFRS 2 (Amendment)	Share-based payment — Vesting conditions and cancellations	1 January 2009
HKFRS 7 (Amendments)	Financial instruments: Disclosures	1 January 2009
HKFRS 8	Operating segments	1 January 2009
HK(IFRIC) — Int 13	Customer loyalty programmes	1 July 2008
HK(IFRIC) — Int 15	Agreements for construction of real estates	1 January 2009
HK(IFRIC) — Int 16	Hedges of a net investment in a foreign operation	1 October 2008

HK(IFRIC) — Int 18 “Transfer of assets from customers” is effective to transfers of assets from customers received on or after 1 July 2009.

The adoption of the above new standards, amendments to standards and interpretations have no significant impact on the results and financial position of the PCB Business.

In addition, HKICPA also published a number of amendments for the existing standards under its annual improvement project. These amendments are also not expected to have a significant financial impact on the results and financial position of the PCB Business.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(ii) The following new standards, amendments to standards and interpretations have been issued but are not effective for the period beginning on 1 January 2009 and are relevant to the PCB Business’ operations and have not been early adopted:

Effective for
Accounting
Periods
Beginning on
or after

HKAS 24 (Revised)	Related party disclosures	1 January 2011
HKAS 27 (Revised)	Consolidated and separate financial statements	1 July 2009
HKAS 39 (Amendment)	Eligible hedged items	1 July 2009
HKFRS 3 (Revised)	Business combinations	1 July 2009
HKFRS 9	Financial instruments	1 January 2013
HK(IFRIC) — Int 9 and HKAS 39 (Amendments)	Reassessment of embedded derivatives	30 June 2009
HK(IFRIC) — Int 17	Distributions of non-cash assets to owners	1 July 2009
HK(IFRIC) — Int 19	Extinguishing financial liabilities with equity instruments	1 July 2010

Whether the adoption of HKFRS 3 (Revised) and HKAS 27 (Revised) have no material impact on the results and financial position of the PCB Business will depend on the incidence and timing of business combinations occurring on or after 1 January 2010. The directors are not yet in a position to state whether any substantial changes to the financial statements will be resulted from adopting HKFRS 9. The directors anticipate that the adoption of other new standards, amendments and interpretations to standards will not result in a significant impact on the results and financial position of the PCB Business.

(iii) The following new standards, amendments to standards and interpretations have been issued but are not effective for the period beginning on 1 January 2009 and are not relevant to the PCB Business’ operations and have not been early adopted:

Effective for
Accounting
Periods
Beginning on
or after

HKAS 32 (Amendment)	Classification of right issues	1 February 2010
HKFRS 1 (Revised)	First-time adoption of Hong Kong Financial Reporting Standards	1 July 2009
HKFRS 1 (Amendment)	Additional exemptions for first-time adopters	1 January 2010
HKFRS 2 (Amendment)	Group cash-settled share-based payment transactions	1 January 2010
HK(IFRIC) — Int 14 (Amendment)	Prepayments of a minimum funding requirement	1 January 2011

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(iv) HKICPA’s improvements to HKFRS have been published in October 2008 but are not effective for the period beginning on 1 January 2009 and have not been early adopted by the PCB Business. Amendment has been made to the following standard according to the improvements:

Effective for
Accounting
Periods
Beginning on
or after

HKFRS 5	Non-current assets held for sale and discontinued operations (and consequential amendment to HKFRS 1, First-time adoption of Hong Kong Financial Reporting Standards)	1 July 2009

(v) HKICPA’s improvements to HKFRS have been published in May 2009 but are not effective for the period beginning on 1 January 2009 and have not been early adopted by the PCB Business. Amendments have been made to the following standards according to the improvements:

Effective for
Accounting
Periods
Beginning on
or after

HKAS 1 (Revised)	Presentation of financial statements	1 January 2010
HKAS 7	Statement of cash flows	1 January 2010
HKAS 17	Leases	1 January 2010
HKAS 18	Revenue	1 January 2010
HKAS 36	Impairment of assets	1 January 2010
HKAS 38	Intangible assets	1 July 2009
HKAS 39	Financial instruments: Recognition and measurement	1 January 2010
HKFRS 2	Share-based payment — Scope of HKFRS 2 and HKFRS 3 (Revised)	1 July 2009
HKFRS 5	Non-current assets held for sale and discontinued operations	1 January 2010
HKFRS 8	Operating segments	1 January 2010
HK(IFRIC) — Int 9	Reassessment of embedded derivatives	1 July 2009
HK(IFRIC) — Int 16	Hedges of a net investment in a foreign operation	1 July 2009

The directors anticipate that the adoption of the above amendments to HKFRS mentioned in Note 1(b) (iii), (iv) and (v) will not result in a significant impact on the results and financial position of the PCB Business.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

2  Summary of significant accounting policies

(a)	Consolidation

The combined financial statements include the financial statements of the subsidiaries included in the PCB Business made up to year/period end date.

(i)  Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the PCB Business has power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the PCB Business controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the PCB Business. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the PCB Business’ share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the combined income statement.

Inter-company transactions, balances and unrealised gains on transactions between entities in the PCB Business are eliminated. Unrealised losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary in the combined financial statements to ensure consistency with the policies adopted by the PCB Business.

(ii)  Transactions with minority interests

The PCB Business applies a policy of treating transactions with minority interests as transactions with parties external to the PCB Business. Disposals to minority interests result in gains and losses for the PCB Business that are recorded in the combined income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(b)	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the PCB Business and the cost of the item can be measured reliably. All other repairs and maintenance are charged in the combined income statement during the financial period in which they are incurred.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Depreciation of property, plant and equipment is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, which are summarised as follows:

Buildings	22 - 25 years
Leasehold improvements	22 - 25 years
Furniture and equipment	5 - 6 years
Plant, machinery and equipment	10 - 12 years
Motor vehicles	5 - 6 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of reporting period.

Construction in progress represents buildings or leasehold improvements on which construction work has not been completed and plant, machinery and equipment pending installation. It is carried at cost which includes construction expenditures and other direct costs less any impairment losses. On completion, construction in progress is transferred to the appropriate categories of property, plant and equipment at cost less accumulated impairment losses. No depreciation is provided for construction in progress until they are completed and available for use.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are charged to the combined income statement.

(c)	Intangible assets

(i)  Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the PCB Business’ share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Impairment losses on goodwill are not reversed.

Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arised.

(ii)  Technologies fee

The technologies fee is shown at historical cost. The technologies fee has a definite useful life and is carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of technologies fee over its estimated useful life of 10 years.

(iii)  Customer relationship

Customer relationship represents the fair value attributable to customer base or existing contractual bids with customers taken over as a result of business combination. Amortisation is calculated using the straight-line method over the estimated useful life of 10 years.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(d)	Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the PCB Business will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the combined income statement within selling and distribution expenses. When a receivable is uncollectible, it is written off against the allowance account for receivables. Subsequent recoveries of amounts previously written off are credited against selling and distribution expenses in the combined income statement.

(e)	Impairment of non-financial assets

Non-financial assets that have an indefinite useful life or are not yet available for use are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(f)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets. They are included in non-current assets unless management intends to dispose of the investment within twelve months of the end of reporting period. Available-for-sale financial assets are stated initially at fair value plus transaction costs and subsequently carried at fair value.

Changes in fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised costs of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognised in the income statement and the translation differences on non-monetary securities are recognised in equity. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognised in equity.

Interest on available-for-sale securities calculated using the effective interest method is recognised in the combined income statement. Dividends on available-for-sale equity instruments are recognised in the combined income statement when the PCB Business’ right to receive payments is established.

If the market for a financial asset is not active (and for unlisted securities), the PCB Business establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The PCB Business assesses at the end of reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial asset, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

financial asset previously recognised in profit or loss — is removed from equity and recognised in the combined income statement. Impairment losses recognised in the combined income statement on equity instruments are not reversed through the combined income statement.

(g)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, calculated on the weighted average basis, comprises materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

(h)	Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the combined income statement on a straight line basis over the period of the lease.

(i)	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the combined income statement over the period of the borrowings using the effective interest method.

Borrowing costs directly attributable to the acquisition and construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Borrowing costs capitalised are either the actual costs incurred on a specific borrowing or an amount calculated using the weighted average method, considering all borrowing costs incurred on general borrowings outstanding. Other borrowing costs are expensed.

Borrowings are classified as current liabilities unless the PCB Business has an unconditional right to defer settlement of the liability for at least twelve months after the end of reporting period.

(j)	Derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The PCB Business designates certain derivatives as either: (i) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge) or (ii) hedges of highly probable forecast transactions (cash flow hedges).

The PCB Business documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The PCB Business also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(i)  Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the combined income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised through the income statement over the period to maturity.

(ii)  Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the combined income statement.

Amounts accumulated in hedging reserve are recognised in the combined income statement in the periods when the hedged item affects profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, property, plant and equipment), the gains and losses previously deferred in hedging reserve are transferred from hedging reserve and included in the initial measurement of the cost of the asset. The deferred amounts are ultimately recognised as depreciation in case of property, plant and equipment.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserve at that time remains in hedging reserve and is recognised when the forecast transaction is ultimately recognised in the combined income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserve is immediately transferred to the combined income statement.

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of these derivative instruments are recognised immediately in the combined income statement.

(k)	Current and deferred income tax

The tax expense for the year comprises current and deferred tax. Tax is recognised in the combined income statement.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of reporting period in the countries where the PCB Business operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the combined financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the PCB Business and it is probable that the temporary difference will not reverse in the foreseeable future.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(l)	Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the statement of financial position.

(m)	Trade payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

(n)	Provisions

Provisions are recognised when the PCB Business has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

(o)	Employee benefits

(i)  Employee leave entitlements

Employee entitlements to annual and long service leaves are recognised when they accrue to employees. Provisions are made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the end of reporting period.

(ii)  Retirement benefits

The PCB Business pays contributions to separate trustee-administered funds on a mandatory basis. The PCB Business has no further payment obligation once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due and are not reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contribution.

The PCB Business’ employees in mainland China are covered by various government sponsored pension plans. These government agencies are responsible for the pension liabilities to these employees. The relevant PCB Business companies pay monthly contributions to these pension plans based on certain percentages of the salaries, subject to a certain ceiling. Under these plans, the PCB Business has no legal or constructive obligation to make further payments once the required contributions have been paid. Contributions to these plans are expensed as incurred.

The PCB Business’ overseas employees are entitled to participate in a number of defined contribution pension schemes, the assets of which are generally held in separate trustee-administered funds. The pension schemes are generally funded by payments from employees and by the relevant group companies.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(iii)  Bonus plans

Provisions for bonus plan due wholly within twelve months after end of reporting period are recognised where contractually obliged or where there is a past practice that has created a constructive obligation.

(iv)  Share-based compensation

For shares granted to the employees, the fair value of the employee services received in exchange for the grant of the shares is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares granted. At the end of reporting period, the PCB Business revises its estimates of the number of shares that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the combined income statement, with a corresponding adjustment to equity.

(v)  Other benefits

The PCB Business’ employees in mainland China are also entitled to participate in various government sponsored medical insurance plan and housing funds. The relevant group companies pay monthly contributions to these funds based on certain percentages of the salaries. The PCB Business’ liability in respect of these funds is limited to the contributions paid. Contributions to these plans are expensed as incurred.

(p)	Government grants

Grants from government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the PCB Business will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the combined income statement over the period necessary to match them with the costs that they are intended to compensate.

(q)	Financial liabilities — put option

Financial liabilities are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. The accretion of the discount on the financial liability should be recognised as finance costs in the combined income statement. Adjustments to the liability for the contingent consideration other than accretion of discount are recognised against goodwill, including revision of cash flow estimates.

(r)	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the PCB Business’ activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the PCB Business.

Sales of goods are recognised when a group entity has delivered products to the customer, the customer has accepted the products and collectibility of related receivables is reasonably assured.

Rental income is recognised in the combined income statement on a straight-line basis over the term of the lease.

Dividend income is recognised when the right to receive payment is established.

(s)	Interest income

Interest income is recognised on a time proportion basis, using the effective interest method.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(t)	Foreign currency translation

(i)  Functional and presentation currency

Items included in the financial statements of each of the PCB Business’ entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The combined financial statements are presented in Hong Kong dollars.

(ii)  Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the combined income statement, except when deferred in equity as qualifying cash flow hedges.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the combined income statement within interest income or finance cost. All other foreign exchange gains and losses are presented in the combined income statement within other income.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analysed between translation differences resulting from changes in the amortised cost of the security, and other changes in the carrying amount of the security. Translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in the carrying amount are recognised in equity.

Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in the available-for-sale reserve in equity.

(iii)  Group companies

The results and financial position of all the entities within the PCB Business (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)  assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of reporting period;

(ii)  income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii)  all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to owners’ equity. When a foreign operation is partially disposed of or sold, such exchange differences that were recorded in equity are recognised in the combined income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(u)	Dividend distribution

Dividend distribution to the PCB Business’ shareholders is recognised as a liability in the PCB Business’ combined financial statements in the period in which the dividends are approved by the PCB Business’ shareholders.

3  Financial risk management

(a)	Financial risk factors

The PCB Business’ activities expose it to a variety of financial risks: foreign exchange risk, credit risk, liquidity risk and cash flow and fair value interest-rate risk. The PCB Business’ overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the PCB Business’ financial performance. The PCB Business uses derivative financial instruments to hedge certain risk exposures.

(i)  Foreign exchange risk

The PCB Business operates principally in Hong Kong and mainland China and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US Dollar (“US$”) and Renminbi (“RMB”). Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations. The PCB Business attempts to minimise its foreign exchange risk exposure through payment of operating costs and maintenance of borrowings at a balanced mix of major currencies.

In addition, the conversion of RMB into foreign currencies is subject to the rules and regulations of the foreign exchange controls promulgated by the Chinese government.

The PCB Business has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the PCB Business’ foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies.

If RMB had weakened/strengthened by 3.5%, 5.0%, 4.0% and 0.1% against the Hong Kong Dollar (“HK$”) with all other variables held constant, post-tax profit for the year/period would have been HK$9,852,000, HK$26,400,000, HK$19,875,000 and HK$142,000 higher/lower respectively for the years ended 31 December 2006, 2007, 2008 and nine months ended 30 September 2009, mainly as a result of foreign exchange losses/gains on translation of RMB-denominated trade receivables and foreign exchange gains/losses on translation of RMB-denominated trade payables and borrowings.

If US$ had weakened/strengthened by 0.2%, 0.4%, 0.7% and 0.1% against the HK$ with all other variables held constant, post-tax profit for the year/period would have been HK$634,000 HK$3,092,000, HK$13,817,000 and HK$2,026,000 higher/lower respectively for the years ended 31 December 2006, 2007, 2008 and nine months ended 30 September 2009, mainly as a result of foreign exchange losses/gains on translation of US$-denominated trade receivables and foreign exchange gains/losses on translation of US$-denominated borrowings. Equity would have been nil, nil, nil and approximately HK$22,000 lower/higher respectively at 31 December 2006, 2007, 2008 and 30 September 2009.

(ii)  Credit risk

The credit risk of the PCB Business mainly arises from bank balances, amounts due from fellow subsidiaries, a related party and debtors. The carrying amounts of these balances represent the PCB Business’ maximum exposure to credit risk in relation to financial assets. As at 31 December 2006, 2007, 2008 and 30 September 2009, all the bank deposits are deposited in high quality financial institutions without significant credit risk.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The table below shows the bank deposit balances of the five major banks as at 31 December 2006, 2007, 2008 and 30 September 2009. Management does not expect any losses from non-performance by these banks. The PCB Business has no policy to limit the amount of credit exposure to any financial institution.

					At
		At 31 December			30 September
Counterparty	Rating(i)	2006	2007	2008	2009
		HK$’000	HK$’000	HK$’000	HK$’000

Bank 1	Aa1	45,354	142,397	243,428	194,832
Bank 2	Aa3	2,659	5,675	145,230	113,020
Bank 3	A1	66,902	106,732	144,979	184,715
Bank 4	A1	19,941	53,555	137,950	137,158
Bank 5	Baa1	—	—	—	82,654
Bank 6	A1	10,771	76,187	104,461	—

		145,627	384,546	776,048	712,379

Note (i):	The source of current credit rating is from Moody’s.

In relation to the credit risk to debtors, the PCB Business has delegated a credit control team to be responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts in order to minimise the credit risk. In addition, the PCB Business reviews the recoverable amount of each individual trade debt at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts.

As at 31 December 2006, 2007, 2008 and 30 September 2009, the credit quality of financial assets which include bank balances, amounts due from fellow subsidiaries, a related party and debtors are neither past due nor impaired by making reference to the counterparty’s default history. The trade debtors have no history of default in recent years.

(iii)  Liquidity risk

Cash flow forecasting is performed in the operating entities of the combined group and aggregated by Group finance. Group finance monitors rolling forecast of the PCB Business’ liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. Such forecasting takes into consideration the PCB Business’ debt financing plans, covenant compliance and external regulatory or legal requirements, for example, currency restrictions.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the PCB Business’ treasury. The PCB Business’ treasury invests surplus cash in interest bearing current accounts and time deposits to provide sufficient headroom as determined by the above-mentioned forecasts. The table below analyses the PCB Business’ financial assets held at 30 September 2009 for managing liquidity risk.

		Between	Between
	Within 1	1 and 2	2 and	Over
	Year	Years	5 Years	5 Years	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 30 September 2009
Loan to a fellow subsidiary	—	10,076	—	—	10,076
Amounts due from fellow subsidiaries	13,889	—	—	—	13,889
Debtors	958,917	—	—	—	958,917
Cash and bank balances	840,615	—	—	—	840,615

	1,813,421	10,076	—	—	1,823,497

The table below analyses the PCB Business’ financial liabilities into relevant maturity groupings based on the remaining period at the end of reporting period to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, except for the non-interest bearing current liabilities, which are disclosed at their fair values. The difference between the amounts disclosed on the combined statement of financial positions and the table below represents interest elements that have been included in borrowings and long-term other payables which are calculated based on the amounts of the borrowings and long-term other payables held at 31 December 2006, 2007, 2008 and 30 September 2009 without taking into account of future issues and a floating-rate interest which is estimated using applicable interest rate at respective end of reporting period.

		Between	Between
	Within 1	1 and 2	2 and	Over
	Year	Years	5 Years	5 Years	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 31 December 2006
Creditors and accruals	711,257	—	—	—	711,257
Amounts due to fellow subsidiaries	66,454	—	—	—	66,454
Amount due to a related party	417,859	—	—	—	417,859
Amount due to a minority shareholder	119,918	—	—	—	119,918
Amount due to a subsidiary of a minority shareholder	10,716	—	—	—	10,716
Borrowings	966,642	275,241	456,377	—	1,698,260

	2,292,846	275,241	456,377	—	3,024,464

At 31 December 2007
Creditors and accruals	1,270,757	—	—	—	1,270,757
Amounts due to fellow subsidiaries	99,838	—	—	—	99,838
Amount due to immediate holding company	290,000	—	—	—	290,000
Amount due to a minority shareholder	173,677	—	—	—	173,677
Amount due to a subsidiary of a minority shareholder	5,040	—	—	—	5,040
Borrowings	1,000,902	510,385	1,292,972	—	2,804,259
Financial liabilities	—	—	—	393,823	393,823
Long-term other payables	2,482	6,081	124,020	—	132,583

	2,842,696	516,466	1,416,992	393,823	5,169,977

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

		Between	Between
	Within 1	1 and 2	2 and	Over
	Year	Years	5 Years	5 Years	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 31 December 2008
Creditors and accruals	1,388,419	—	—	—	1,388,419
Amounts due to fellow subsidiaries	88,481	—	—	—	88,481
Amount due to immediate holding company	643,961	—	—	—	643,961
Amount due to a minority shareholder	169,659	—	—	—	169,659
Amount due to a subsidiary of a minority shareholder	12,338	—	—	—	12,338
Borrowings	876,300	560,727	2,268,407	—	3,705,434
Derivative financial instruments	12,185	6,491	6,675	—	25,351
Financial liabilities	—	—	190,587	—	190,587
Long-term other payables	810	15,817	61,064	—	77,691

	3,192,153	583,035	2,526,733	—	6,301,921

At 30 September 2009
Creditors and accruals	1,060,395	—	—	—	1,060,395
Amounts due to fellow subsidiaries	97,952	—	—	—	97,952
Amount due to immediate holding company	49,492	—	—	—	49,492
Amount due to a minority shareholder	122,334	—	—	—	122,334
Amount due to a subsidiary of a minority shareholder	18,251	—	—	—	18,251
Borrowings	690,166	1,242,236	1,797,541	—	3,729,943
Derivative financial instruments	8,084	6,126	2,938	—	17,148
Financial liabilities	—	—	196,806	—	196,806
Long-term other payables	21	23,267	1,780	—	25,068

	2,046,695	1,271,629	1,999,065	—	5,317,389

The table below analyses the PCB Business’ derivative financial instruments held at 30 September 2009 that will be settled on a gross basis into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

		Between	Between
		1 and 2	2 and	Over
	Within 1 Year	Years	5 Years	5 Years	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 30 September 2009
Forward foreign exchange contracts — cash flow hedges:
Outflow	(5,114)	—	(174,541)	—	(179,655)
Inflow	5,517	—	196,794	—	202,311

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(iv)  Cash flow and fair value interest-rate risk

The PCB Business’ interest-rate risk mainly arises from borrowings. Borrowings issued at variable rates expose the PCB Business to cash flow interest-rate risk. Other than borrowings, the PCB Business has no significant interest-bearing assets and liabilities. Accordingly, the PCB Business’ income and operating cash flows, other than finance costs, are substantially independent of changes in market interest rates.

The PCB Business aims to maintain a suitable mixture of fixed rate and floating rate borrowings in order to stabilise interest costs despite rate movements. Interest rate hedging ratio is determined after taking into consideration of general market trends, the PCB Business’ cash flow patterns and interest coverage ratio. The PCB Business uses interest rate swaps to hedge exposures or to modify the interest rate characteristics of its borrowings. As at 31 December 2008 and 30 September 2009, the PCB Business has interest rate swap contracts of which it pays fixed interest rate and receives variable-interest rate to hedge certain of the PCB Business’ borrowings amounting to US$100 million.

The PCB Business analyses its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions and alternative financing. Based on these scenarios, the PCB Business calculates the impact on profit and loss of a defined interest rate shift. For each simulation, the same interest rate shift is used for all currencies. The scenarios are run only for liabilities that represent the major interest-bearing positions.

Based on the simulations performed, the impact on profit or loss of a 10 basis-point shift would be a maximum increase of HK$1,573,000, HK$2,358,000, HK$2,455,000 and HK$2,100,000 or decrease of HK$1,573,000, HK$2,358,000, HK$2,455,000 and HK$2,100,000 for the years ended 31 December 2006, 2007, 2008 and nine months ended 30 September 2009 respectively.

(b)	Capital risk management

The PCB Business’ objectives when managing capital are to safeguard the PCB Business’ ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the PCB Business will monitor the operating cash flow generated from operations and available banking facilities to match its capital expenditures and dividend outflow payments.

The PCB Business monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as “equity”, as shown in the combined statement of financial position.

The PCB Business’ strategy was to maintain a solid capital base to support the operations and development of its business in the long term. The table below analyses the PCB Business’ capital structure at 31 December 2006, 2007, 2008 and 30 September 2009:

				At 30
	At 31 December			September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Total borrowings	1,572,836	2,587,435	3,586,243	3,564,456
Less: cash and bank balances (Note 21)	(164,964)	(402,822)	(797,874)	(849,012)

Net debt	1,407,872	2,184,613	2,788,369	2,715,444

Total capital	631,096	1,860,055	1,776,609	2,313,896

Gearing ratio	223%	117%	157%	117%

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

During 2007, the decrease in the gearing ratio above resulted primarily from the increase in capital through capital contribution from immediate holding company.

During 2008, the increase in the gearing ratio above resulted primarily from the increase in borrowings to finance the purchases of property, plant and equipment.

During 2009, the decrease in the gearing ratio above resulted primarily from the increase in capital through capital contribution from immediate holding company.

(c)	Fair value estimation

Effective 1 January 2009, the PCB Business adopted the amendment to HKFRS 7 for financial instruments that are measured in the statement of financial position at fair value, this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The following table presents the PCB Business’ assets and liabilities that are measured at fair value at the end of the reporting period.

At
30 September
2009
HK$’000

Assets
Level 2
— Derivatives financial instruments	22,796
Level 3
— Available-for-sale financial asset	17,714

Total assets	40,510

Liabilities
Level 2
— Derivatives financial instruments	15,967

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

(i) The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curve.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(ii) The fair value of forward foreign exchange contracts is determined using forward exchange rates at the end of reporting period, with the resulting value discounted back to present value.

(iii) Enterprise value calculation method is used to determine the fair value for the available-for-sale financial asset which uses an average of the latest two years’ earnings before interest, tax and depreciation and amortisation (“EBITDA”) extracted from the latest unaudited financial results of the security and an enterprise value multiplier of 5.5 times. The enterprise value multiplier used is within the range of the multiplier of similar companies within the same industry.

4  Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The PCB Business makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Useful lives of property, plant and equipment

The PCB Business’ management determines the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovations and competitors’ actions in response to severe industry cycles. Management will increase the depreciation charge where useful lives are less than previously estimated lives, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

(b)	Impairment of non-financial assets

Property, plant and equipment, leasehold land and land use rights, and intangible assets (other than goodwill) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and goodwill is tested annually for impairment in accordance with accounting policy stated in Note 2(e). The recoverable amounts are determined based on value-in-use calculations or market valuations. These calculations require the use of judgements and estimates.

Management judgement is required in the area of asset impairment particularly in assessing: (i) whether an event has occurred that may indicate that the related asset value may not be recoverable; (ii) whether the carrying value of an asset can be supported by the recoverable amount, being the higher of fair value less costs to sell or net present value of future cash flows which are estimated based upon the continued use of the asset in the business; and (iii) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate. Changing the assumptions selected by management in assessing impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could materially affect the net present value used in the impairment test and as a result affect the PCB Business’ financial position and results of operations. If there is a significant adverse change in the projected performance and resulting future cash flow projections, it may be necessary to take an impairment charge to the combined income statement.

(c)	Provision for impairment of trade and other receivables

The PCB Business makes provision for impairment of trade and other receivables based on an assessment of the recoverability of these receivables. Provisions are applied to trade and other receivables where events or changes in circumstances indicate that the balances may not be collectible. The identification of impairment of trade and

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

other receivables requires the use of judgement and estimates. Where the expectation is different from the original estimate, such difference will impact carrying value of receivables and provision for impairment losses in the period in which such estimate has been changed.

(d)	Net realisable values of inventories

Inventories are carried at the lower of cost and net realisable value. The cost of inventories is written down to net realisable value when there is an objective evidence that the cost of inventories may not be recoverable. The cost of inventories may not be recoverable if those inventories are damaged, if they have become wholly or partially obsolete, or if their selling prices have declined. The cost of inventories may also not be recoverable if the estimated costs to be incurred to make the sale have increased. The amount written off to the combined income statement is the difference between the carrying value and net realisable value of the inventories. In determining whether the cost of inventories can be recoverable, significant judgement is required. In making this judgement, the PCB Business evaluates, among other factors, the duration and extent by all means to which the amount will be recovered.

(e)	Present value of financial liabilities

The PCB Business’ management determines the estimated redemption value of the financial liabilities by using a predetermined formula based on the put option agreement described in Note 26. This formula requires the use of estimates and assumptions which are described in Note 26. Any changes in these assumptions will impact the present value determined and the amount recorded in the combined statement of financial position.

(f)	Allocation of corporate expenses and income

The PCB Business’ management specifically determines the allocation of certain general corporate expense and interest income of the Company. For those expense and income for which a specific identification method is not practicable, the expense and income are allocated based on the estimates that management considered as a reasonable reflection of the utilisation of service provided to, or benefits received by the PCB Business.

Corporate expenses allocated to the PCB Business mainly represented share award expenses (Note 7). For shares that are granted to the employees of the PCB Business, the related expenses are recorded based on the actual expenses of those employees. For shares which are granted to corporate level management, share award expenses are allocated based on revenue of the PCB Business to the Group. The allocation basis requires the use of judgement and estimates. Management has performed sensitivity analysis by applying different allocation basis (i.e. based on operating profit of the PCB Business to the Group) and there is no significant impact on combined income statement.

5  Turnover/Revenue

Turnover/revenue represents the sales of printed circuit boards during the year/period.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

6  Other income

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Sales of scrap	61,837	119,967	153,508	121,689	84,076
Investment tax credits	8,054	29,518	—	—	—
Dividend income from available-for-sale financial asset	—	—	—	—	1,971
Tooling charges	10,146	5,757	—	—	—
Rental income from fellow subsidiaries	2,605	959	1,282	719	508
Negative goodwill from acquisition of minority interest in a subsidiary (Note 33(a))	1,108	—	—	—	—
Sundries	3,476	5,129	4,020	2,825	5,178

	87,226	161,330	158,810	125,233	91,733

Investment tax credits represent incentives receivable as a result of the re-investment of the dividend incomes from subsidiaries in mainland China.

7  Share award expenses

In 2007, SuSih, the controlling shareholder of the Company, through its then wholly owned subsidiary Total Glory Holdings Limited (“Total Glory”), granted 120,556,000 shares from Total Glory’s shareholding in the Company to the employees and senior executives of the Company who are involved in the PCB Business so as to allow them to share in the PCB Business’ success and to incentivise and reward them.

Out of the total 120,556,000 shares, 93,396,000 shares are not subject to any vesting condition whereas 27,160,000 shares are subject to certain vesting condition. For the years ended 31 December 2007, 2008 and nine months ended 30 September 2008 and 2009, out of the 27,160,000 shares which are subject to vesting condition, nil, 4,557,000, 4,044,000 (unaudited) and 5,014,000 shares were forfeited and returned to Total Glory respectively. Based on the offer price of HK$2.25 per share, share award expenses of approximately nil, HK$5.3 million, HK$4.8 million (unaudited) and HK$0.1 million were credited to the combined income statement for the years ended 31 December 2007, 2008 and for the nine months ended 30 September 2008 and 2009 respectively as a result of forfeiture. In addition, those granted shares which are subject to vesting conditions and based on the offer price of HK$2.25 per share, net share award expenses of HK$16.0 million, HK$10.6 million, HK$8.4 million (unaudited) and HK$9.9 million were charged to the combined income statement for the years ended 31 December 2007, 2008 and nine months ended 30 September 2008 and 2009 respectively.

In respect of 93,396,000 shares granted in 2007 which are not subject to any vesting condition, all of them were vested in 2007 and HK$210.1 million was charged to the combined income statement for the year ended 31 December 2007. No share award expense was charged to the combined income statement for the year ended 31 December 2008 and nine months ended 30 September 2008 and 2009 in relation to those granted shares which are not subject to any vesting condition.

For the share award expenses charged for the years ended 31 December 2007 and 2008 and nine months ended 30 September 2008 and 2009, corresponding amounts were credited as an employee share-based compensation reserve under equity in the financial statements of the PCB Business.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

8  Employee benefit expenses

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Wages and salaries	362,590	532,879	691,296	516,392	515,640
Share award expenses (Note 7)	—	226,097	10,601	8,404	9,897
Retirement benefit costs	16,556	19,420	27,860	20,036	18,295

	379,146	778,396	729,757	544,832	543,832

The PCB Business participates in employee social security plans, including pension, medical and other welfare benefits organised by the municipal government in mainland China in accordance with relevant regulations. Contributions are calculated based on certain percentages of the total salary costs of employees, subject to certain ceilings. The assets of the plans are held separately by the municipal government, which is responsible for the entire pension obligations payable to the retired employees. The PCB Business has no other obligations except for making these specific contributions to the plans.

The PCB Business also operates a defined contribution scheme in accordance with the requirements of the Mandatory Provident Fund Ordinance for all eligible employees in Hong Kong. Contributions to the scheme are calculated based on certain percentage of the applicable salary costs or pre-determined fixed sums. The assets of the scheme are held under separate independent trust funds.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

9  Expenses by nature

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Raw materials and consumables used	1,398,859	2,049,998	2,600,715	2,001,482	1,747,408
Employee benefit expenses (Note 8)	379,146	778,396	729,757	544,832	543,832
Amortisation of intangible assets	1,170	1,337	2,991	2,513	878
Amortisation of leasehold land and land use rights	1,876	2,167	3,600	2,688	2,730
Depreciation of property, plant and equipment	200,264	278,664	420,885	309,313	363,980
Impairment of property, plant and equipment	—	10,612	—	—	5,419
Impairment of intangible assets	55	—	19,860	—	—
(Gain)/loss on disposal of property, plant and equipment	(780)	2,563	19,493	6,540	735
Provision for/(written-back of) bad and doubtful debts	15,818	6,590	(1,659)	2,754	2,253
Provision for/(written-back of) inventories	12,264	12,572	6,646	5,550	(2,315)
Management fee expense to a related party (Note 34(g))	5,000	—	—	—	—
Sales commission	12,113	12,890	17,038	15,324	6,189
Subcontracting expenses	79,688	82,568	98,987	77,515	27,413
Auditor’s remuneration	2,439	4,024	4,843	3,255	3,299
Operating lease rental expense — Land and buildings	3,005	4,645	6,036	4,438	3,708
Net exchange (gain)/loss	(18,964)	(68,349)	(152,479)	(154,049)	11,014
Others	417,813	598,356	926,067	662,452	578,345

Total cost of sales, selling and distribution expenses, general and administrative expenses and share award expenses	2,509,766	3,777,033	4,702,780	3,484,607	3,294,888

10  Interest income

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Interest income from banks	2,128	9,786	4,780	3,509	1,269
Interest income from fellow subsidiaries	—	6,683	12,660	9,501	3,923
Interest income from related parties	3,743	—	—	—	—
Interest income from deposits relating to share subscription during the Listing	—	12,038	—	—	—

	5,871	28,507	17,440	13,010	5,192

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

11  Finance costs

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Interest expenses on bank loans, overdrafts and other short-term loans wholly repayable within five years	77,776	104,311	138,260	97,732	69,346
Less: amounts capitalised in property, plant and equipment (Note)	—	—	(24,777)	(17,367)	(12,274)

	77,776	104,311	113,483	80,365	57,072
Interest expense to a fellow subsidiary	198	—	—	—	—
Interests on accretion of discount of financial liabilities	—	—	15,876	14,138	6,687

	77,974	104,311	129,359	94,503	63,759

Note:

Interest expenses of approximately HK$24,777,000, HK$17,367,000 (unaudited) and HK$12,274,000 arising on borrowings for the construction and acquisition of qualifying assets were capitalised during the year ended 31 December 2008 and nine months period ended 30 September 2008 and 2009 and are included in ‘Additions’ under property, plant and equipment. There was no such item in 2006 and 2007. A capitalisation rate of approximately 3.9%, 3.8% (unaudited) and 2.0% per annum was used for the year ended 31 December 2008 and nine months ended 30 September 2008 and 2009, representing the interest rate of the loans used to finance the projects.

12  Income tax expense

The amounts of taxation charged to the combined income statement represent:

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Current income tax
— Hong Kong profits tax	3,456	(139)	138	1,160	—
— Overseas taxation	44,875	73,472	78,676	89,706	59,658
Deferred income tax (Note 25)	(6,754)	(9,140)	(5,919)	(13,939)	(14,656)

	41,577	64,193	72,895	76,927	45,002

Taxation has been provided at the appropriate tax rates prevailing in the countries in which the PCB Business operates. Hong Kong profits tax has been provided at the rate of 17.5%, 17.5%, 16.5%, 16.5% and 16.5% on the estimated assessable profit for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009 respectively. The rates applicable for income tax in mainland China are 33%, 33%, 25%, 25% and 25% for the years ended 31 December 2006, 2007, 2008 and nine months ended 30 September 2008 and 2009 respectively. Certain subsidiaries established in mainland China are entitled to exemption and concessions from income tax under tax holidays. Income tax was calculated at rates given under the concessions.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The new Corporate Income Tax Law increases the corporate income tax rate for foreign investment enterprises from previous preferential rates to 25% with effect from 1 January 2008. Companies established in mainland China before 16 March 2007 and previously taxed at the rate lower than 25% may be offered a gradual increase of tax rate to 25% within 5 years.

Certain subsidiaries of the PCB Business established in mainland China will enjoy preferential income tax rate from 2008 to 2011 and be taxed at the rate of 25% from 2012 or when the preferential treatment expires.

The taxation of the PCB Business’ profit before income tax differs from the theoretical amount that would arise using the applicable tax rate, being the weighted average of tax rates prevailing in the territories in which the PCB Business operates, as follows:

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Profit before income tax	344,130	417,131	556,548	489,345	243,667

Tax calculated at domestic applicable tax rate	117,565	166,417	134,385	118,105	63,866
Effect of change in tax rate	—	(10,940)	(14,200)	(157)	—
Effect of relief on income tax	(87,636)	(136,263)	(40,090)	(45,866)	(59,090)
Expenses not deductible for taxation purposes	42,209	51,338	40,228	39,496	30,806
Income not subject to taxation	(33,511)	(27,645)	(51,196)	(43,442)	(10,518)
Unrecognised tax loss utilised during the year/period	—	(2,128)	(1,086)	(4,678)	(3,379)
Tax losses for which no deferred tax recognised	2,950	23,414	4,854	13,469	23,317

Income tax expense	41,577	64,193	72,895	76,927	45,002

Weighted average domestic applicable tax rate	34.2%	39.9%	24.1%	24.1%	26.2%

The change in weighted average domestic applicable tax rates above is mainly caused by a change in mix of profit earned in different tax jurisdictions and changes in respective tax rates as mentioned above.

13  Dividend

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Dividend paid	—	290,000	600,100	600,100	—

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

14  Property, plant and equipment

			Furniture	Plant,
		Leasehold	and	Machinery and	Motor	Construction in
	Buildings	Improvements	Equipment	Equipment	Vehicles	Progress	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2006
Cost	481,039	15,413	80,810	1,518,764	17,197	83,461	2,196,684
Accumulated depreciation and accumulated impairment	(91,345)	(7,096)	(39,813)	(646,840)	(11,489)	—	(796,583)

Net book amount	389,694	8,317	40,997	871,924	5,708	83,461	1,400,101

Year ended 31 December 2006
Opening net book amount	389,694	8,317	40,997	871,924	5,708	83,461	1,400,101
Exchange differences	13,055	—	1,063	38,848	179	3,255	56,400
Additions	9,166	411	15,811	220,148	2,933	394,813	643,282
Disposals	(823)	(1,913)	(222)	(2,862)	(25)	(2)	(5,847)
Depreciation	(24,683)	(1,151)	(11,881)	(160,328)	(2,221)	—	(200,264)
Reclassification	12,873	—	6,733	349,587	—	(369,193)	—

Closing net book amount	399,282	5,664	52,501	1,317,317	6,574	112,334	1,893,672

At 31 December 2006
Cost	517,253	10,298	100,302	2,081,859	18,801	112,334	2,840,847
Accumulated depreciation and accumulated impairment	(117,971)	(4,634)	(47,801)	(764,542)	(12,227)	—	(947,175)

Net book amount	399,282	5,664	52,501	1,317,317	6,574	112,334	1,893,672

Year ended 31 December 2007
Opening net book amount	399,282	5,664	52,501	1,317,317	6,574	112,334	1,893,672
Exchange differences	30,448	—	4,422	106,264	393	36,852	178,379
Additions	8,276	91	20,762	292,816	4,024	892,351	1,218,320
Addition through business combinations	160,233	—	4,998	298,651	127	362,241	826,250
Disposals	(164)	—	(129)	(5,027)	—	(613)	(5,933)
Depreciation	(29,551)	(92)	(28,273)	(217,959)	(2,789)	—	(278,664)
Reclassification	28,338	562	49,845	156,052	—	(234,797)	—
Impairment	—	—	(579)	(10,033)	—	—	(10,612)

Closing net book value	596,862	6,225	103,547	1,938,081	8,329	1,168,368	3,821,412

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

			Furniture	Plant,
		Leasehold	and	Machinery and	Motor	Construction in
	Buildings	Improvements	Equipment	Equipment	Vehicles	Progress	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 31 December 2007
Cost	752,116	10,937	221,491	2,901,088	21,590	1,168,368	5,075,590
Accumulated depreciation and accumulated impairment	(155,254)	(4,712)	(117,944)	(963,007)	(13,261)	—	(1,254,178)

Net book amount	596,862	6,225	103,547	1,938,081	8,329	1,168,368	3,821,412

Year ended 31 December 2008
Opening net book amount	596,862	6,225	103,547	1,938,081	8,329	1,168,368	3,821,412
Exchange differences	41,027	—	5,245	122,414	353	46,731	215,770
Additions	6,323	85	17,640	59,314	3,406	1,260,856	1,347,624
Disposals	(19,054)	—	(116)	(1,385)	(118)	(1,470)	(22,143)
Depreciation	(41,354)	(140)	(35,787)	(340,399)	(3,205)	—	(420,885)
Reclassification	436,130	—	17,721	750,000	—	(1,203,851)	—

Closing net book amount	1,019,934	6,170	108,250	2,528,025	8,765	1,270,634	4,941,778

At 31 December 2008
Cost	1,217,579	11,022	263,912	3,850,084	25,424	1,270,634	6,638,655
Accumulated depreciation and accumulated impairment	(197,645)	(4,852)	(155,662)	(1,322,059)	(16,659)	—	(1,696,877)

Net book amount	1,019,934	6,170	108,250	2,528,025	8,765	1,270,634	4,941,778

Nine months ended 30 September 2009
Opening net book amount	1,019,934	6,170	108,250	2,528,025	8,765	1,270,634	4,941,778
Exchange differences	590	—	20	1,701	2	499	2,812
Additions	3,866	5	20,650	8,410	446	235,646	269,023
Disposals	—	—	(239)	(186)	(2,680)	(508)	(3,613)
Depreciation	(44,664)	(116)	(31,081)	(285,680)	(2,439)	—	(363,980)
Reclassification	95,272	—	8,869	208,930	—	(313,071)	—
Impairment	—	—	—	—	—	(5,419)	(5,419)

Closing net book value	1,074,998	6,059	106,469	2,461,200	4,094	1,187,781	4,840,601

At 30 September 2009
Cost	1,317,440	11,027	292,383	4,068,360	21,491	1,193,200	6,903,901
Accumulated depreciation and accumulated impairment	(242,442)	(4,968)	(185,914)	(1,607,160)	(17,397)	(5,419)	(2,063,300)

Net book amount	1,074,998	6,059	106,469	2,461,200	4,094	1,187,781	4,840,601

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Depreciation expenses for years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009 have been charged to the combined income statement as below:

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Cost of sales	186,799	261,906	397,621	294,655	329,683
Selling and distribution expenses	3,472	3,550	3,678	2,750	2,981
General and administrative expenses	9,993	13,208	19,586	11,908	31,316

	200,264	278,664	420,885	309,313	363,980

Impairment loss of approximately nil, HK$10,612,000, nil, nil (unaudited) and HK$5,419,000 has been charged to general and administrative expenses for the years ended 31 December 2006, 2007, 2008 and nine months ended 30 September 2008 and 2009 respectively.

15  Leasehold land and land use rights

The PCB Business’ interest in leasehold land and land use rights represents prepaid operating lease payments and their net book values are analysed as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Beginning of the year/period
Cost	66,825	91,856	154,548	162,933
Accumulated amortisation	(6,750)	(8,811)	(11,506)	(15,677)

Net book amount	60,075	83,045	143,042	147,256

Opening net book amount	60,075	83,045	143,042	147,256
Exchange differences	2,373	6,271	7,814	41
Additions	22,473	—	—	—
Acquisition through business combination (Note 33(b))	—	55,893	—	—
Amortisation	(1,876)	(2,167)	(3,600)	(2,730)

Closing net book amount	83,045	143,042	147,256	144,567

End of the year/period
Cost	91,856	154,548	162,933	162,981
Accumulated amortisation	(8,811)	(11,506)	(15,677)	(18,414)

Net book amount	83,045	143,042	147,256	144,567

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Amortisation expenses for years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009 have been charged to the combined income statement as below:

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Cost of sales	157	157	157	118	118
General and administrative expenses	1,719	2,010	3,443	2,570	2,612

	1,876	2,167	3,600	2,688	2,730

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

In Hong Kong held on:
Leases of leasehold land between 10 to 50 years	6,371	6,213	6,056	5,938
In mainland China held on:
Leases of land use rights between 10 to 50 years	76,674	130,673	135,325	132,851
In India held on:
Leases of land use rights between 10 to 50 years	—	6,156	5,875	5,778

	83,045	143,042	147,256	144,567

In regards with the leasehold land and land use rights owned and occupied by the PCB Business, the PCB Business holds all of the relevant certificates of state-owned land use rights except for a piece of land in mainland China for which the net book value as at 31 December 2006, 2007 and 2008 and 30 September 2009 amounted to approximately HK$9,177,000, HK$9,637,000 and HK$10,010,000 and HK$9,850,000 respectively.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

16  Intangible assets

		Technologies	Customer
	Goodwill	Fee	Relationship	Others	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(Note (i))

At 1 January 2006
Cost	33,779	11,700	—	800	46,279
Accumulated amortisation and accumulated impairment	(19,724)	(2,925)	—	(321)	(22,970)

Net book amount	14,055	8,775	—	479	23,309

Year ended 31 December 2006
Opening net book amount	14,055	8,775	—	479	23,309
Exchange differences	477	—	—	—	477
Impairment	(55)	—	—	—	(55)
Amortisation	—	(1,170)	—	—	(1,170)

Closing net book amount	14,477	7,605	—	479	22,561

At 31 December 2006
Cost	34,201	11,700	—	800	46,701
Accumulated amortisation and accumulated impairment	(19,724)	(4,095)	—	(321)	(24,140)

Net book amount	14,477	7,605	—	479	22,561

Year ended 31 December 2007
Opening net book amount	14,477	7,605	—	479	22,561
Exchange differences	1,014	—	294	—	1,308
Acquisition through business combination (Note 33(b))	106,738	—	20,629	—	127,367
Amortisation	—	(1,170)	(167)	—	(1,337)

Closing net book amount	122,229	6,435	20,756	479	149,899

At 31 December 2007
Cost	141,953	11,700	20,931	800	175,384
Accumulated amortisation and accumulated impairment	(19,724)	(5,265)	(175)	(321)	(25,485)

Net book amount	122,229	6,435	20,756	479	149,899

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

		Technologies	Customer
	Goodwill	Fee	Relationship	Others	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(Note (i))

Year ended 31 December 2008
Opening net book amount	122,229	6,435	20,756	479	149,899
Exchange differences	9,253	—	925	—	10,178
Impairment	—	—	(19,860)	—	(19,860)
Adjustment for change in estimate of contingent consideration (Note (ii))	(115,067)	—	—	—	(115,067)
Amortisation	—	(1,170)	(1,821)	—	(2,991)

Closing net book amount	16,415	5,265	—	479	22,159

At 31 December 2008
Cost	36,139	11,700	22,260	800	70,899
Accumulated amortisation and accumulated impairment	(19,724)	(6,435)	(22,260)	(321)	(48,740)

Net book amount	16,415	5,265	—	479	22,159

Nine months ended 30 September 2009
Opening net book amount	16,415	5,265	—	479	22,159
Exchange differences	11	—	—	—	11
Amortisation	—	(878)	—	—	(878)

Closing net book amount	16,426	4,387	—	479	21,292

At 30 September 2009
Cost	36,150	11,700	22,260	800	70,910
Accumulated amortisation and accumulated impairment	(19,724)	(7,313)	(22,260)	(321)	(49,618)

Net book amount	16,426	4,387	—	479	21,292

Amortisation of approximately HK$1,170,000, HK$1,337,000, HK$2,991,000, HK$2,513,000 (unaudited) and HK$878,000 has been included in general and administrative expenses in the combined income statement for the years ended 31 December 2006, 2007, 2008 and for the nine months ended 30 September 2008 and 2009, respectively.

Impairment charge of approximately HK$55,000, nil, HK$19,860,000, nil (unaudited) and nil has been included in general and administrative expenses in the combined income statement for the years ended 31 December 2006, 2007, 2008 and for the nine months ended 30 September 2008 and 2009, respectively.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Notes:

(i) Impairment test for goodwill

Goodwill is allocated to the PCB Business’ CGUs identified according to the country of operation. The allocation by country of operation is presented below:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Mainland China	14,477	122,229	16,415	16,426

For the purposes of impairment reviews, the recoverable amount of goodwill is determined based on value-in-use calculations. The value-in-use calculations use cash flow projections based on the extrapolation of the latest unaudited financial results of each CGU to a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. There are a number of assumptions and estimates involved for the preparation of cash flow projections for the year/period.

Key assumptions used for value-in-use calculations for goodwill for the following five years of each of the years ended 31 December 2006, 2007, 2008 and nine months ended 30 September 2009 are presented below:

				At
	At 31 December			30 September
	2006	2007	2008	2009

Gross margin	21.0%	23.0%	19.2%	19.7%
Growth rate	16.8%	20.0%	10.0%	10.0%
Discount rate	10.0%	8.3%	6.1%	6.1%

These assumptions have been used for the analysis of each CGU within the business segment. The directors prepared the financial budgets reflecting actual and prior year performance and market development expectations. The growth rates used are consistent with the industry growth estimates. The directors estimate discount rate using pre-tax rates that reflect market assessments of the time value of money of the PCB Business for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2009. Judgement is required to determine key assumptions adopted in the cash flow projections and changes to key assumptions can significantly affect these cash flow projections.

(ii)  Adjustment for change in estimate of contingent consideration

As at 31 December 2008 and 30 September 2009, the present value of the put option which represents a contingent consideration due in 2013 in relation to the acquisition of Meadville Aspocomp (BVI) Holdings Limited (“MAH”), (previously known as Aspocomp Asia Limited (“ASPA”)) (Note 33(b)), has been decreased by approximately HK$129,000,000 and has been increased by approximately HK$3,802,000 respectively. In connection with the adjustments made for the year ended 31 December 2008, relevant goodwill has been reduced by approximately HK$115,067,000 and the excess credit of approximately HK$13,933,000 has been recognised in the combined income statement. In connection with the adjustments made for the period ended 30 September 2009, no adjustment was made to relevant goodwill and the excess credit of approximately HK$13,425,000 has been recognised in the combined income statement while an amount of approximately HK$17,226,000 has been debited to the hedging reserve in the combined statements of changes in equity.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

17  Available-for-sale financial asset

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Unlisted equity security
Beginning of the year/period	—	—	21,089	20,635
Addition	—	21,089	—	—
Less: fair value loss recognised directly in available-for-sale financial asset reserve	—	—	(454)	(2,921)

End of the year/period	—	21,089	20,635	17,714

The fair value of unlisted equity security is based on enterprise value calculation which uses an average of the latest two years’ EBITDA extracted from the latest unaudited financial results of this security and an enterprise value multiplier of 5.5 times as at 31 December 2007 and 2008 and 30 September 2009.

18  Inventories

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Raw materials	81,982	121,233	150,286	159,529
Work in progress	77,617	114,755	101,448	132,171
Finished goods	103,841	161,860	173,315	161,230
Consumable stocks	3,125	572	2,004	4,639

	266,565	398,420	427,053	457,569

The cost of inventories recognised as expenses and included in cost of sales is as follows:

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Cost of inventories	2,249,110	3,137,705	4,198,374	3,151,242	2,846,842

Provision for/(written-back of) inventories amounted to approximately HK$12,264,000, HK$12,572,000, HK$6,646,000, HK$5,550,000 (unaudited) and HK$(2,315,000) which have been included in cost of sales in the combined income statement for the years ended 31 December 2006, 2007 and 2008 and the nine months ended 30 September 2008 and 2009, respectively.

19  Debtors and prepayments

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Debtors	1,019,129	1,368,801	986,983	958,917
Prepayments and other receivables	95,781	112,052	176,689	124,842

	1,114,910	1,480,853	1,163,672	1,083,759

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The carrying amounts of debtors and prepayments approximate their fair values.

During the year/period, the PCB Business normally granted credit terms of 60-90 days. The ageing analysis of the debtors, based on the invoice date and net of provision, is as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Within credit period	753,440	906,067	718,206	786,698
0 - 30 days	150,923	206,755	171,635	91,201
31 - 60 days	58,959	135,678	36,756	40,489
61 - 90 days	25,101	73,682	40,565	23,233
Over 90 days	30,706	46,619	19,821	17,296

	1,019,129	1,368,801	986,983	958,917

As at 31 December 2006, 2007, 2008 and 30 September 2009, debtors of approximately HK$59,315,000, HK$31,945,000, HK$40,495,000 and HK$15,237,000 were considered for impairment, of which HK$34,855,000, HK$24,596,000, HK$14,792,000 and HK$12,302,000 have been provided for as at 31 December 2006, 2007 and 2008 and 30 September 2009. The individually impaired receivables mainly relate to customers, which are in unexpected difficult economic situations. It was assessed that the remaining portion of the receivables is expected to be recovered.

As at 31 December 2006, 2007, 2008 and 30 September 2009, debtors of approximately HK$241,229,000, HK$455,385,000, HK$243,074,000 and HK$169,284,000 were past due but not considered impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these debtors is as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

0 - 30 days	150,923	206,755	171,635	91,201
31 - 60 days	58,959	135,678	36,756	40,489
61 - 90 days	13,387	68,528	21,096	22,554
Over 90 days	17,960	44,424	13,587	15,040

	241,229	455,385	243,074	169,284

The carrying amounts of the PCB Business’ debtors and prepayments are denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

HK$	15,837	20,481	16,521	15,067
US$	466,518	680,210	559,317	633,400
RMB	629,256	775,858	566,283	395,482
EUR	2,866	2,257	21,540	32,565
Other currencies	433	2,047	11	7,245

	1,114,910	1,480,853	1,163,672	1,083,759

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Movements on the provision for impairment of debtors are as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Beginning of the year/period	35,535	34,855	24,596	14,792
Exchange differences	773	999	484	10
Provision for impairment of receivables	16,935	12,060	7,318	5,125
Receivables written off during the year/period as uncollectible	(17,271)	(17,848)	(8,629)	(4,753)
Unused amounts reversed	(1,117)	(5,470)	(8,977)	(2,872)

End of the year/period	34,855	24,596	14,792	12,302

The creation and release of provision for impaired receivables have been included in selling and distribution expenses in the combined income statement. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

The other classes within debtors and prepayments do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The PCB Business does not hold any collateral as security.

20  Amount due to a related party

The amount due to a related party was unsecured, interest-free and repayable on demand. The carrying amount of the balance approximated its fair value. The amount due to a related party as at 31 December 2006 was denominated in HK$.

21  Cash and bank balances

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Cash in hand	1,955	376	406	320
Bank balances	163,009	402,446	797,468	848,692

	164,964	402,822	797,874	849,012

Cash and bank balances are denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

HK$	5,138	19,215	20,765	25,612
RMB	73,309	196,140	351,062	526,167
US$	73,759	133,129	382,772	270,747
Other currencies	12,758	54,338	43,275	26,486

	164,964	402,822	797,874	849,012

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Cash and bank balances include the following:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Restricted bank balances	1,424	3,901	5,873	8,397

Some of the PCB Business’ bank balances denominated in RMB are deposited with banks in mainland China. The remittance of funds out of these bank accounts is subject to the rules and regulations of foreign exchange control by the Chinese Government.

22  Capital and reserves

		Available-	Employee
		for-Sale	Share-
		Financial	Based
	Capital	Asset	Compensation	Hedging	General	Exchange	Retained
	Reserve	Reserve	Reserve	Reserve	Reserve	Reserve	Earnings	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
			Note (i)		Note (ii)

At 1 January 2006	134,811	—	—	—	68,286	16,889	346,736	566,722
Exchange differences	—	—	—	—	336	36,801	—	37,137
Profit for the year	—	—	—	—	—	—	239,762	239,762
Distribution to a shareholder	—	—	—	—	—	—	(410,000)	(410,000)
Transfer	—	—	—	—	12,773	—	(12,773)	—

At 31 December 2006	134,811	—	—	—	81,395	53,690	163,725	433,621
Exchange differences	—	—	—	—	713	81,190	—	81,903
Profit for the year	—	—	—	—	—	—	246,094	246,094
Capital contribution from immediate holding company	826,612	—	—	—	—	—	—	826,612
Shares award expenses (Note 7)	—	—	226,097	—	—	—	—	226,097
Dividend (Note 13)	—	—	(226,097)	—	—	—	(63,903)	(290,000)
Transfer	—	—	—	—	48,461	—	(48,461)	—

At 31 December 2007	961,423	—	—	—	130,569	134,880	297,455	1,524,327
Exchange differences	—	—	—	—	649	60,104	—	60,753
Change in fair value of available-for-sale financial asset	—	(454)	—	—	—	—	—	(454)
Profit for the year	—	—	—	—	—	—	376,071	376,071
Shares award expenses (Note 7)	—	—	10,601	—	—	—	—	10,601
Dividend (Note 13)	—	—	(8,404)	—	—	—	(591,696)	(600,100)
Transfer	—	—	—	—	35,388	—	(35,388)	—

At 31 December 2008	961,423	(454)	2,197	—	166,606	194,984	46,442	1,371,198
Exchange differences	—	—	—	—	8	2,359	—	2,367
Change in fair value of available-for-sale financial asset	—	(2,921)	—	—	—	—	—	(2,921)
Cash flow hedge
— Change in fair value of hedging instruments	—	—	—	22,796	—	—	—	22,796
— Transfer to income statement upon change in fair value of hedged items	—	—	—	(17,226)	—	—	—	(17,226)
— Transfer to property, plant and equipment	—	—	—	(178)	—	—	—	(178)
Profit for the period	—	—	—	—	—	—	127,245	127,245
Capital contribution from immediate holding company (Note 33(d))	266,120	—	—	—	—	—	—	266,120
Shares award expenses (Note 7)	—	—	9,897	—	—	—	—	9,897
Transfer	—	—	—	—	28,183	—	(28,183)	—

At 30 September 2009	1,227,543	(3,375)	12,094	5,392	194,797	197,343	145,504	1,779,298

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

		Available-	Employee
		for-Sale	Share-
		Financial	Based
	Capital	Asset	Compensation	Hedging	General	Exchange	Retained
	Reserve	Reserve	Reserve	Reserve	Reserve	Reserve	Earnings	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
			Note (i)		Note (ii)

Unaudited
At 1 January 2008	961,423	—	—	—	130,569	134,880	297,455	1,524,327
Exchange differences	—	—	—	—	717	82,358	—	83,075
Change in fair value of available-for-sale financial asset	—	3,564	—	—	—	—	—	3,564
Profit for the period	—	—	—	—	—	—	336,258	336,258
Shares award expenses (Note 7)	—	—	8,404	—	—	—	—	8,404
Dividend (Note 13)	—	—	(8,404)	—	—	—	(591,696)	(600,100)
Transfer	—	—	—	—	13,229	—	(13,229)	—

At 30 September 2008	961,423	3,564	—	—	144,515	217,238	28,788	1,355,528

Notes:

(i)	The employee share-based compensation reserve relates to the share award expenses, details of which are described in Note 7.

(ii)	As stipulated by regulations in mainland China, subsidiaries established and operated in mainland China are required to appropriate a portion of their after-tax profit (after offsetting prior year losses) to the general reserve, at rates determined by their respective boards of directors. The general reserve can be utilised to offset prior year losses or be utilised for the issuance of bonus shares. During the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009, the boards of directors of certain of the PCB Business’ entities established in mainland China appropriated an aggregate amount of approximately HK$12,773,000, HK$48,461,000, HK$35,388,000, HK$13,229,000 (unaudited) and HK$28,183,000 to the general reserve respectively.

23  Borrowings

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Non-current
Long-term bank loans (Note(a))	667,600	1,679,147	2,763,230	2,954,662

Current
Current portion of long-term bank loans (Note(a))	136,160	379,294	358,982	467,956
Short-term bank loans (Note(b))	727,419	528,994	438,405	141,838
Bank overdrafts (Note(b))	41,657	—	25,626	—

	905,236	908,288	823,013	609,794

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Long-term bank loans	803,760	2,058,441	3,122,212	3,422,618
Less: current portion included under current liabilities	(136,160)	(379,294)	(358,982)	(467,956)

Long-term portion under non-current liabilities	667,600	1,679,147	2,763,230	2,954,662

All long-term bank loans are unsecured and are repayable in equal quarterly or semi-annual instalments up to 2013. The long-term bank loans carry interests that were above Hong Kong Interbank Offered Rate, London Interbank Offered Rate or Singapore Interbank Offered Rate in the range of 0.88% — 1.20%, 0.67% — 1.20%, 0.65% — 1.50% and 0.67% — 2.00% for the years ended 31 December 2006, 2007, 2008 and for the nine months ended 30 September 2009, respectively.

(a)	The carrying amounts and fair values of the long-term bank loans are as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Long-term bank loans
Carrying amounts	803,760	2,058,441	3,122,212	3,422,618
Fair values	813,018	2,116,387	3,419,564	3,429,346

The fair values of non-current borrowings are estimated based on discounted cash flow approach using the prevailing market rates of interest available to the PCB Business of 5.26%, 4.11%, 0.5% and 2.06% for financial instruments with substantially the same terms and characteristics for the years ended 31 December 2006, 2007, 2008 and for the nine months ended 30 September 2009 respectively, depending on the types and currencies of borrowings.

(b)	The carrying amounts of the short-term bank loans and bank overdrafts approximate their fair values. All short-term bank loans are unsecured.

(c)	The carrying amounts of bank borrowings are denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

RMB	593,846	570,494	493,893	249,634
HK$	437,553	1,019,000	709,644	702,693
US$	541,437	952,223	2,382,706	2,612,129
EUR	—	45,718	—	—

	1,572,836	2,587,435	3,586,243	3,564,456

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(d)	The effective interest rates (per annum) at the end of reporting periods are as follows:

	At 31 December 2006
	RMB	HK$	US$	EUR

Long-term loans	5.58%	5.03%	6.51%	—
Short-term loans	5.09%	4.94%	6.32%	—
Bank overdrafts	5.58%	7.75%	—	—

	At 31 December 2007
	RMB	HK$	US$	EUR

Long-term loans	5.73%	4.19%	6.23%	—
Short-term loans	6.34%	4.35%	6.02%	5.43%

	At 31 December 2008
	RMB	HK$	US$	EUR

Long-term loans	6.36%	4.16%	4.33%	—
Short-term loans	5.79%	—	3.79%	—
Bank overdrafts	5.10%	—	—	—

	At 30 September 2009
	RMB	HK$	US$	EUR

Long-term loans	5.06%	0.97%	1.48%	—
Short-term loans	4.90%	—	—	—

(e)	All short-term bank loans and bank overdrafts will mature within one year. The maturity of long-term bank loans is as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Within one year	136,160	379,294	358,982	467,956
Between one and two years	241,195	451,185	525,225	1,185,760
Between two and five years	426,405	1,227,962	2,238,005	1,768,902

	803,760	2,058,441	3,122,212	3,422,618

(f)	The exposure of the PCB Business’ borrowings to interest rate changes and the contractual repricing dates at the end of reporting periods are as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Changes in interest rates
— 6 months or less	703,576	562,322	1,329,429	384,889
— over 6 months and up to 12 months	869,260	2,025,113	2,256,814	3,179,567

	1,572,836	2,587,435	3,586,243	3,564,456

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

24  Derivative financial instruments

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Assets
Forward foreign exchange contracts (Note(i))	—	—	—	22,796
Less: current portion included under current assets	—	—	—	(438)

Long-term portion under non-current assets	—	—	—	22,358

Liabilities
Interest rate swap contracts (Note(ii))	—	—	25,365	15,967
Less: current portion included under current liabilities	—	—	(8,015)	(2,023)

Long-term portion under non-current liabilities	—	—	17,350	13,944

Note:

(i)	At 30 September 2009, the PCB Business entered into certain foreign exchange contracts to buy EUR17,523,720 and JPY48,000,000 (equivalent to approximately HK$202,311,000) in total and to sell US$23,179,838 (equivalent to approximately HK$179,655,000). These outstanding forward foreign exchange contracts were mainly entered into to hedge against the foreign exchange risk in relation to the financial liabilities denominated in EUR which will mature in 2013 and payables denominated in EUR and JPY for property, plant and equipment which will mature within twelve months from date of end of reporting period.

(ii)	As at 31 December 2008 and 30 September 2009, the aggregate notional principal amounts of the outstanding swap contracts were HK$774,990,000 and HK$775,050,000 respectively, of which the PCB Business pays fixed interest at 2.72% or 3.43% per annum and receives variable rates to hedge against interest rate risk of the bank borrowings and will mature between 19 November 2009 and 30 July 2012.

25  Deferred income tax

Deferred income tax assets and liabilities are offset when there is legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Deferred tax assets:
— Deferred tax assets to be recovered after more than 12 months	(155)	(13,124)	(32,517)	(42,437)
Deferred tax liabilities:
— Deferred tax liabilities to be settled after more than 12 months	—	65,183	79,520	74,779

Deferred tax (assets)/liabilities — net	(155)	52,059	47,003	32,342

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The gross movement of deferred income tax account is as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Beginning of the year/period	6,599	(155)	52,059	47,003
Exchange differences	—	(58)	863	(5)
Recognised in the combined income statement (Note 12)	(6,754)	(9,140)	(5,919)	(14,656)
Acquisition through business combination (Note 33(b))	—	61,412	—	—

End of the year/period	(155)	52,059	47,003	32,342

Representing:
Accelerated tax depreciation	9,955	12,474	17,948	17,104
Tax losses	(10,110)	(9,726)	(11,034)	(18,376)
Valuation adjustment resulting from acquisition of a subsidiary	—	78,203	67,633	62,104
Decelerated tax depreciation	—	(27,210)	(38,043)	(43,031)
Others	—	(1,682)	10,499	14,541

	(155)	52,059	47,003	32,342

The movement in deferred tax assets and liabilities during the year/period without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets:

	Decelerated
	Tax
	Depreciation	Tax Losses	Others	Total
	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2006	—	4,902	—	4,902
Recognised in the combined income statement	—	5,208	—	5,208

At 31 December 2006	—	10,110	—	10,110
Exchange differences	754	—	4	758
Recognised in the combined income statement	12,360	(384)	(700)	11,276
Acquisition through business combination (Note 33(b))	14,096	—	2,378	16,474

At 31 December 2007	27,210	9,726	1,682	38,618
Exchange differences	1,806	—	134	1,940
Recognised in the combined income statement	9,027	1,308	4,049	14,384

At 31 December 2008	38,043	11,034	5,865	54,942
Exchange differences	27	1	5	33
Recognised in the combined income statement	4,961	7,341	168	12,470

At 30 September 2009	43,031	18,376	6,038	67,445

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Deferred tax liabilities:

	Valuation
	Adjustment
	Resulting
	from
	Acquisition	Accelerated
	of a	Tax
	Subsidiary	Depreciation	Others	Total
	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2006	—	11,501	—	11,501
Recognised in the combined income statement	—	(1,546)	—	(1,546)

At 31 December 2006	—	9,955	—	9,955
Exchange differences	700	—	—	700
Recognised in the combined income statement	(383)	2,519	—	2,136
Acquisition through business combination (Note 33(b))	77,886	—	—	77,886

At 31 December 2007	78,203	12,474	—	90,677
Exchange differences	2,801	—	2	2,803
Recognised in the combined income statement	(13,371)	5,474	16,362	8,465

At 31 December 2008	67,633	17,948	16,364	101,945
Exchange differences	20	1	7	28
Recognised in the combined income statement	(5,549)	(845)	4,208	(2,186)

At 30 September 2009	62,104	17,104	20,579	99,787

Pursuant to the new Corporate Income Tax Law with effect from 1 January 2008, a 5% withholding tax is levied on dividends distributed to foreign investors by the foreign investment enterprises established in mainland China. The requirement applies to earnings accumulated after 31 December 2007. As at 31 December 2008 and 30 September 2009, approximately HK$9,914,000 and HK$12,321,000 deferred tax liabilities have been recognised by the PCB Business.

Deferred income tax assets are recognised for tax losses carry forwards to the extent that the realisation of the related benefit through the future taxable profits is probable. The PCB Business did not recognise deferred income tax assets of HK$43,007,000, HK$55,444,000, HK$70,959,000 and HK$89,474,000 in respect of accumulated losses amounting to HK$145,331,000, HK$235,894,000, HK$303,043,000 and HK$369,992,000 as at 31 December 2006, 2007, 2008 and 30 September 2009, respectively that can be carried forward against future taxable income. As at 31 December 2006, 2007, 2008 and 30 September 2009, these accumulated tax losses amounting to HK$114,952,000, HK$185,977,000 and HK$245,225,000 and HK$333,083,000 will be expired in five years. There is no expiry period for other tax losses.

26  Financial liabilities

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Put option	—	264,394	151,270	161,758

Note:

In November 2007, MTG (PCB) No. 2 (BVI) Limited (“MTG(PCB2)”) entered into a contract with Aspocomp Group OYJ (“Aspocomp”), an independent third party incorporated in Finland and listed on the Helsinki Stock

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Exchange, to acquire 80% of the equity interest in MAH. The PCB Business and Aspocomp also entered into a put and call option agreement (“Option Deed”) as part and parcel of the MAH acquisition. Under the Option Deed, MTG(PCB2) was granted a call, to buy the remaining 20% equity interests in MAH and Aspocomp was granted a put option to sell its remaining 20% equity interests in MAH in the period from 2013 to 2023.

The put option granted under the Option Deed was recognised as financial liabilities in the combined financial statements of the PCB Business at the present value of the redemption amount.

For the purposes of determining the present value of the put option, the put option is determined based on the greater of (i) enterprise value calculation which uses EBITDA projections based on the extrapolation of the latest unaudited combined financial results of MAH to a four-year period and an enterprise value multiplier of 5.5 times or (ii) net asset value based on the extrapolation of the latest unaudited combined financial results of MAH as at end of the financial year 2012; or (iii) the minimum price of approximately EUR15.38 million plus interest which will accrue at the rate of 2.5% per annum, compounding annually for a five-year period up to financial year ending 31 December 2012.

There are a number of assumptions and estimates involved in the preparation of EBITDA projections for the year. Key assumptions used for enterprise value calculation for put option of each of the years ended 31 December 2007 and 2008 and for the nine months ended 30 September 2009 are presented as below:

				At
	At 31 December			30 September
	2006	2007	2008	2009

Gross margin	—	17.8%	19.2%	19.7%
Growth rate	—	25.0%	10.0%	10.0%
Discount rate	—	8.3%	6.1%	6.1%

The directors prepared the financial budgets reflecting actual and prior year performance and market development expectations. The growth rates used are consistent with the industry growth estimates. The directors estimate discount rate using pre-tax rates that reflect market assessments of the time value of money of the PCB Business for the years ended 31 December 2007 and 2008 and for the nine months ended 30 September 2009. Judgement is required to determine key assumptions adopted in the EBITDA projections and changes to key assumptions can significantly affect these EBITDA projections.

The value of put option as at 31 December 2007, 2008 and 30 September 2009 represent the present value of the minimum price which was the highest possible value under the put option (Note 16(ii)).

27  Long-term other payables

The balances represent payable for purchase of property, plant and equipment and will be settled after twelve months.

The balances are denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

US$	—	87,862	44,349	23,717
JPY	—	26,272	13,039	—
EUR	—	1,524	17,176	—
HK$	—	—	—	1,257

	—	115,658	74,564	24,974

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

28  Creditors and accruals

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Creditors	329,574	598,331	667,797	571,752
Accruals	381,683	672,426	720,622	488,643

	711,257	1,270,757	1,388,419	1,060,395

The carrying amounts of creditors and accruals approximate their fair values.

During the year/period, the PCB Business normally received credit terms of 60-90 days. The ageing analysis of the creditors, based on the invoice date, is as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Within credit period	243,467	368,096	408,312	418,407
0 — 30 days	52,727	127,096	181,909	102,321
31 — 60 days	17,338	58,889	55,412	34,673
61 — 90 days	9,594	25,078	10,287	5,408
Over 90 days	6,448	19,172	11,877	10,943

	329,574	598,331	667,797	571,752

The carrying amounts of the PCB Business’ creditors and accruals are denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

HK$	188,475	170,923	160,345	132,789
RMB	356,422	652,364	775,854	710,993
US$	152,599	289,491	405,821	168,983
EUR	3,338	90,991	39,963	33,233
JPY	9,082	46,470	6,197	13,238
Other currencies	1,341	20,518	239	1,159

	711,257	1,270,757	1,388,419	1,060,395

29  Amounts due from/(to) a minority shareholders/a subsidiary of a minority shareholder

The amounts due from/(to) a minority shareholder and a subsidiary of a minority shareholder are unsecured, interest-free and payable on demand except for trading balances which are due within normal trade credit terms. The carrying amounts of these balances approximate their fair values.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The carrying amount of the amount due from a minority shareholder is denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

US$	—	2,529	—	—
EUR	—	36,526	—	—

	—	39,055	—	—

The carrying amount of the amount due to a minority shareholder is denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

US$	96,841	165,969	77,898	62,978
RMB	23,077	7,708	91,761	59,356

	119,918	173,677	169,659	122,334

The carrying amount of the amount due to a subsidiary of a minority shareholder is denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

US$	—	—	—	5,188
RMB	10,716	5,040	12,338	13,063

	10,716	5,040	12,338	18,251

30  Amounts due from/(to) fellow subsidiaries/loan to a fellow subsidiary

The amounts due from/(to) fellow subsidiaries are unsecured and repayable on demand, except for trading balances which are due within normal credit terms. The amounts due from/(to) fellow subsidiaries are interest-bearing at 6.00% per annum or prime rate, 5.50%, 4.00% and 1.54% per annum on outstanding amounts as at 31 December 2006, 2007, 2008 and 30 September 2009 respectively. The carrying amounts of these balances approximate their fair values. The amounts due from fellow subsidiaries are denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

HK$	—	244,296	388,330	13,889
RMB	—	—	1,348	—
US$	—	—	564	—

	—	244,296	390,242	13,889

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The amounts due to fellow subsidiaries are denominated in following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

HK$	—	(6,562)	—	—
RMB	—	—	(41,719)	(67,207)
US$	(66,454)	(93,276)	(46,762)	(30,745)

	(66,454)	(99,838)	(88,481)	(97,952)

The loan to a fellow subsidiary is unsecured, interest-bearing at 4.20% per annum as at 31 December 2008 and 30 September 2009 and repayable in 2011. The balance is denominated in US$. The carrying amount of the balance approximates its fair value.

31  Amounts due from/(to) intermediate holding company and immediate holding company

The amounts due from/(to) intermediate holding company and immediate holding company are unsecured, interest-free and repayable on demand. The carrying amounts of these balances approximate their fair values. These amounts are denominated in HK$.

32  Commitments

(a)	Capital commitments

Capital commitments in respect of property, plant and equipment at the end of reporting periods are as follows:

				At
	As 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Contracted but not provided for	184,217	615,276	332,771	274,105
Authorised but not contracted for	6,446	101,379	3,342	2,173

	190,663	716,655	336,113	276,278

At 31 December 2006, 2007, 2008 and 30 September 2009, the PCB Business had commitment in respect of the injection of additional capital into certain subsidiaries established in mainland China totalling approximately HK$235,504,000, HK$664,265,000 HK$654,574,000 and HK$186,012,000 respectively.

(b)	Operating lease commitments

The future aggregate minimum lease expense under non-cancellable operating leases in respect of land and buildings is payable as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Within one year	3,387	3,055	2,391	3,682
One to five years	2,035	3,908	2,992	3,902
More than five years	5,027	18,956	18,695	18,507

	10,449	25,919	24,078	26,091

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

33  Notes to the combined statements of cash flows

(a)	Acquisition of minority interest in a subsidiary

On 27 July 2006, the PCB Business acquired 10% interest in Shanghai Kaiser Electronics Co., Ltd. from Goalink Industrial Ltd. at a consideration of US$815,000 (approximately HK$6,354,000), increasing its interest in Shanghai Kaiser Electronics Co., Ltd. from 90% to 100%.

Details of the net assets acquired and goodwill are as follows:

Acquiree’s
Carrying
Amount
2006
HK$’000

Net assets acquired comprised of:
Property, plant and equipment	69,646
Land use right	2,242
Inventories	857
Debtors and prepayments	9,283
Cash and bank balances	5,237
Creditors and accruals	(10,187)
Balances with group companies	(2,461)

Net assets value	74,617

Additional share of net assets value (10%)	7,462
Less: Consideration paid	(6,354)

Negative goodwill credited to combined income statement (Note)	1,108

Note:

Negative goodwill represents excess of acquirers interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost.

(b)	Acquisition of a subsidiary through business combination

On 30 November 2007, the PCB Business acquired 80% of the share capital of MAH from a third party, Aspocomp, for a consideration of approximately HK$724,166,000.

Details of the net assets acquired and goodwill are as follows:

HK$’000

Purchase consideration:
— Cash paid	707,666
— Financial liabilities — put option (Note 26)	264,394
— Direct costs relating to the acquisition	16,500

Total purchase consideration	988,560
Fair value of net assets acquired — shown as below	(881,822)

Goodwill (Note 16)	106,738

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The goodwill is attributable to the workforce of the acquired business and the significant synergies expected to arise after the PCB Business’ acquisition of MAH.

The assets and liabilities as at 30 November 2007 arising from the acquisition are as follows:

	Acquiree’s
	Carrying
	Amount		Acquiree’s
	Before	Fair Value	Fair Value
	Acquisition	Adjustment	Amount
	HK$’000	HK$’000	HK$’000

Net assets acquired comprised of:
Property, plant and equipment	568,776	257,474	826,250
Leasehold land and land use rights	21,099	34,794	55,893
Intangible assets	—	20,629	20,629
Inventories	27,782	—	27,782
Debtors and prepayments	216,121	—	216,121
Deferred tax assets	16,474	—	16,474
Cash and bank balances	29,451	—	29,451
Creditors and accruals	(171,772)	—	(171,772)
Taxation payable	(3,905)	—	(3,905)
Borrowings	(57,215)	—	(57,215)
Deferred tax liabilities	—	(77,886)	(77,886)

	646,811	235,011	881,822
Goodwill (Note 16)			106,738

			988,560

Satisfied by:
Cash consideration			724,166
Financial liabilities (Note 26)			264,394

			988,560

Net cash outflow arising on acquisition
Cash consideration			724,166
Bank balances and cash acquired			(29,451)

Net outflow of cash and cash equivalents in respect of the acquisition of a subsidiary			694,715

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(c)	Analysis of cash and cash equivalents

	At 31 December			At 30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Cash and bank balances (Note 21)	164,964	402,822	797,874	381,870	849,012
Bank overdrafts (Note 23)	(41,657)	—	(25,626)	(25,782)	—

	123,307	402,822	772,248	356,088	849,012
Less: restricted bank balances (Note 21)	(1,424)	(3,901)	(5,873)	(1,183)	(8,397)

Cash and cash equivalents	121,883	398,921	766,375	354,905	840,615

(d)	Major non-cash transactions

During the period ended 30 September 2009, the immediate holding company of the PCB Business contributed capital of approximately HK$266,120,000 to the PCB Business which was settled through current account.

During the period ended 30 September 2009, the PCB Business assigned an amount of approximately HK$273,465,000 due from fellow subsidiaries to the immediate holding company of the PCB Business.

34  Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control.

The directors regard MTG Investment (BVI) Limited and SuSih, both incorporated in the British Virgin Islands, as being the immediate holding company and ultimate holding company respectively.

The PCB Business regularly conducts transactions in the normal course of business with a minority shareholder, a subsidiary of a minority shareholder and other related parties, details of which during the years/periods are:

(a)	Purchases of raw materials (Note i)

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

A minority shareholder	301,348	418,501	401,531	335,316	225,280

A subsidiary of a minority shareholder	34,280	37,272	30,047	17,690	42,498

Fellow subsidiaries	210,841	281,974	345,288	264,909	279,524

(b)	Rental expense (Note ii)

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

A fellow subsidiary	448	503	503	377	377

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(c)	Interest expense (Note iii)

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

A fellow subsidiary	198	—	—	—	—

(d)	Commission on purchase of machineries (Note iv)

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

A fellow subsidiary	189	—	—	—	—

(e)	Rental income (Note ii)

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Fellow subsidiaries	2,605	959	1,282	719	508

(f)	Interest income (Note iii)

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Related parties
— Companies being controlled by directors of the Company	1,989	—	—	—	—
— A director	1,754	—	—	—	—

	3,743	—	—	—	—

Fellow subsidiaries	—	6,683	12,660	9,501	3,923

(g)	Management fee (Note v)

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

A related party
— A company being controlled by directors of the Company	5,000	—	—	—	—

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(h)	Amounts due from/(to) related parties

					At
		At 31 December			30 September
	Note	2006	2007	2008	2009
		HK$’000	HK$’000	HK$’000	HK$’000

Non-trade balance
Intermediate holding company	31	—	40,177	—	—
Non-trade balance
Immediate holding company	31	—	(290,000)	(643,961)	(49,492)

Non-trade balance
Fellow subsidiaries	30	—	244,296	390,242	13,889

Non-trade balance
Fellow subsidiaries		(2,926)	(14,363)	—	(1,580)
Trade balance
Fellow subsidiaries		(63,528)	(85,475)	(88,481)	(96,372)

	30	(66,454)	(99,838)	(88,481)	(97,952)

Loan to a fellow subsidiary	30	—	—	41,074	10,076

Non-trade balance
A minority shareholder	29	—	39,055	—	—

Non-trade balance
A related party
— A company being controlled by directors of the Company	20	(417,859)	—	—	—

Dividend payable
A minority shareholder		—	(343)	(60,466)	—
Trade balance
A minority shareholder		(119,918)	(173,334)	(109,193)	(122,334)

	29	(119,918)	(173,677)	(169,659)	(122,334)

Trade balance
A subsidiary of a minority shareholder	29	(10,716)	(5,040)	(12,338)	(18,251)

Notes:

(i)	Purchases of raw materials from a minority shareholder, a subsidiary of a minority shareholder and fellow subsidiaries are made at prices and terms comparable to those charged by and contracted with other third party suppliers of the PCB Business.

(ii)	Rental income/expenses were based on underlying rental agreements which are renewed annually.

(iii)	Interest expenses/income were calculated at 6.00% per annum or prime rate, 5.50%, 4.00% and 1.54% per annum on the outstanding amounts for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009 respectively.

(iv)	Commission on purchases of machineries were based on mutual agreement entered into by the parties.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(v)	Management fee is subject to contract terms as signed by the parties involved, which is at a fixed monthly fee for the provision of management services and consultancy services to the entities of the PCB Business.

(i)	Key management compensation

				Nine Months Ended
	Year Ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Basic salaries, allowances and benefits in kind	27,530	34,777	45,720	30,090	30,916
Share award expenses (Note 7)	—	150,326	4,018	3,018	3,024
Bonuses	5,510	11,022	12,929	12,003	6,584

	33,040	196,125	62,667	45,111	40,524

35  Reconciliation to US GAAP

The PCB Business’ combined financial statements have been prepared in accordance with HKFRS which differs in some respect from accounting principles generally accepted in the United States of America (“US GAAP”). The effect on profit attributable to equity holders and capital and reserves attributable to equity holders of the PCB Business arising from significant differences between HKFRS and US GAAP is as follows.

			Year Ended		Nine Months Ended
			31 December		30 September
	Note		2007	2008	2008	2009
			HK$’000	HK$’000	HK$’000	HK$’000
					(Unaudited)

Profit for the year/period under HKFRS			352,938	483,653	412,418	198,665
US GAAP adjustments:
Acquisition of non-controlling interest (“NCI”)	(a	)	108	108	81	81
Reversal of amortisation of goodwill	(b	)	—	—	—	—
Put and call options on NCI:
— Fair value step-up	(c1)		217	7,777	3,010	3,455
— Accretion of NCI to redemption value	(c2)		—	1,942	14,138	(6,738)
Derivatives	(d	)	—	—	—	22,358
Available-for-sale financial asset	(e	)	—	—	—	—
Deferred income taxes	(f	)	(54)	(1,944)	(744)	(863)

Profit for the year/period under US GAAP	(g	)	353,209	491,536	428,903	216,958

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

					At
			At 31 December		30 September
	Note		2007	2008	2009
			HK$’000	HK$’000	HK$’000

Total equity under HKFRS			1,860,055	1,776,609	2,313,896
US GAAP adjustments:
Acquisition of NCI	(a	)	(946)	(838)	(757)
Reversal of amortisation of goodwill	(b	)	535	535	535
Put and call options on NCI:
— Fair value step-up	(c1)		(2,082)	(5,280)	(1,955)
— Accretion of NCI to redemption value	(c2)		131,255	134,153	144,753
Available-for-sale financial asset	(e	)	—	454	3,375
Deferred income taxes	(f	)	(56)	(2,021)	(2,885)

Total equity under US GAAP	(g	)	1,988,761	1,903,612	2,456,962

(a)	Acquisition of non-controlling interests

On 27 July 2006, the PCB Business acquired the remaining 10% non-controlling interest (“NCI”) of a 90% held subsidiary from the non-controlling shareholder.

Under HKFRS, the PCB Business adopted the parent company method whether by acquisition of NCI is considered to give rise to additional economic interest held by the parent company. Accordingly, the PCB Business recorded the excess of the carrying value of the NCI acquired over the consideration as negative goodwill.

Under US GAAP, acquisition of NCI prior to 1 January 2009 is accounted for using the purchase method, where the 10% of assets and liabilities acquired would be recorded at fair value. The negative goodwill resulted from this assessment was used to reduce the property, plant and equipment and land use rights on a pro-rata basis.

(b)	Amortisation of goodwill

Prior to 1 January 2003, under HKFRS, the PCB Business amortised goodwill over its useful life of 10 years and performed impairment review if there was an indication that impairment might exist. With effect from 1 January 2003, the PCB Business adopted HKFRS 3 “Business Combinations” and HKAS 36 “Impairment of Assets”, whereby goodwill is no longer amortised but is tested for impairment annually and when there are indications of impairment.

Under US GAAP, the PCB Business ceased amortisation of goodwill since 1 January 2002 and performed impairment review annually and when there are indications of impairment. Accordingly, an adjustment has been included in the US GAAP reconciliation to reverse the amortisation of goodwill for the year ended 31 December 2002.

(c)	Put and call options on non-controlling interests

In relation to the acquisition of 80% of MAH and its subsidiaries discussed in Note 26, under HKFRS, the PCB Business was deemed to have acquired 100% of MAH with a financial liability representing contingent consideration.

Under US GAAP, management determined that the put and call are considered not freestanding from the 20% NCI. The NCI, with embedded put and call options were assessed under ASC 815 “Derivative and Hedging”. As the put and call options cannot be bifurcated under FAS 133, the NCI with embedded put and call are classified as mezzanine equity and measured according to ASC 480 “Distinguishing Liabilities from Equity”. Under US GAAP,

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

the transaction was accounted for as an acquisition of 80% of MAH, with a 20% NCI that is callable and puttable. As a result, management recorded reconciling adjustments in the US GAAP reconciliation for the following differences:

(1) Under HKFRS, 100% of the assets and Iiabilities of MAH are stepped up to their fair values upon initial consolidation. Under US GAAP, only 80% of the assets and liabilities of MAH are stepped up to their fair values, with the remaining 20% stated at cost.

(2) Under HKFRS, a financial liability is recorded and measured at the present value of the redemption price. Interest accrual on the financial liability is recorded as finance charge and changes in the redemption price is charged to goodwill or negative goodwill. Under US GAAP, no financial liability is recorded. The NCI with embedded put and call are classified as mezzanine equity. As the NCI is redeemable in the period from 2013 to 2023, management accreted changes in the redemption value from the date of acquisition to the earliest redemption date using the effective interest method.

Under HKFRS, as the transaction is deemed a 100% acquisition of MAH, no sharing of profit and loss with the NCI is recorded. Under US GAAP, 20% of the profit and loss is attributable to the NCI. However, there is no impact on the profit nor total equity of the PCB Business.

(d)	Derivatives

In February 2009, the Company entered into a foreign exchange forward contract to hedge against the financial liability representing the contingent consideration in connection with its acquisition of 20% NCI of MAH which is denominated in EUR. Under HKFRS, the foreign exchange forward contract qualified as a hedge items and therefore the fair value change of the foreign exchange forward contract has been recognised directly to hedging reserve.

Under US GAAP, the forecasted transaction is not eligible for designation as a hedged transaction because the transaction involves a business combination involving a non-controlling interest in a consolidated subsidiary. As a result, the change in fair value of the foreign exchange forward contract has been recognised through condensed combined income statement.

(e)	Available-for-sale financial asset

In 2007, the PCB Business acquired a 10% interest in Aspocomp Oulu Oy (“Oulu”). Under HKFRS, the PCB Business classified the investment as available-for-sale (“AFS”) financial asset and measured the investment at fair value at the end of reporting period.

Oulu is not publicly traded and the PCB Business calculates the fair value of the investment based on estimated enterprise value which uses an average of EBITDA from the latest two years extracted from Oulu’s unaudited financial results and an enterprise value multiplier of 5.5 times.

Under US GAAP, investments in non-marketable equity securities for which readily determinable fair values are not available are accounted for using the cost method. In general, fair values of unlisted equity securities are considered not readily determinable. As a result, the change in fair value of the investment in Oulu previously debited to the AFS reserve has been reversed.

(f)	Deferred income tax

HKFRS and US GAAP are substantially the same with respect to deferred income tax expense or benefit that affects the PCB Business. The amounts included in the reconciliation show the deferred income tax effects of the differences between HKFRS and US GAAP as described above.

THE PRINTED CIRCUIT BOARD BUSINESS OF MEADVILLE HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(g)	Presentation of minority interests

Effective 1 January 2009, the PCB Business adopted ASC 810-10-65 “Noncontrolling Interests in Consolidated Financial Statements”. Accordingly, earnings attributable to NCI is included in the profit for the year/period and NCI is recorded in total equity. The presentation requirements have been applied retrospectively for all periods presented.

(h)	Cumulative translation adjustment

The impact on cumulative translation adjustment of each reconciling item is included in each respective reconciling item in the reconciliation of capital and reserves attributable to equity holders. The cumulative translation adjustment included in for the years ended 31 December 2007 and 2008 and for the nine months ended 30 September 2009 presented are debit balance of approximately HK$2,291,000, debit balance of approximately HK$18,030,000 and debit balance of approximately HK$108,000 respectively.

36	Events after the end of the reporting period

On 16 November 2009, the Company and MTG Investment (BVI) Limited, immediate holding company of the PCB Business, entered into a stock purchase agreement with TTM Technologies, Inc. (“TTM”), TTM Technologies International, Inc. (“TTM International”) and TTM Hong Kong Limited (“TTM HK”) to conditionally sell and TTM HK has conditionally agreed to purchase, the PCB Business of the Company for a consideration of approximately US$114.0 million in cash and 36,334,000 new TTM’s shares (“the Transaction”). TTM, TTM International and TTM HK are independent third parties to the Group. However, the completion of the Transaction is subject to various conditions as stated in sale and purchase agreement.

Subject to the fulfillment of certain conditions (including the completion of the Transactions), the Company will make a distribution of the entire amount of the consideration by way of dividend to the shareholders of the Company.

Annex A

STOCK PURCHASE AGREEMENT
by and among
MEADVILLE HOLDINGS LIMITED,
MTG INVESTMENT (BVI) LIMITED,
TTM TECHNOLOGIES, INC.,
TTM TECHNOLOGIES INTERNATIONAL, INC.
and
TTM HONG KONG LIMITED

Dated as of November 16, 2009

A-i

A-ii

A-iii

This STOCK PURCHASE AGREEMENT, dated as of November 16, 2009 (this ‘‘Agreement”), is by and among (i) Meadville Holdings Limited, an exempted company incorporated under the Laws of the Cayman Islands with limited liability (“Seller Parent”), (ii) MTG Investment (BVI) Limited, a company incorporated under the Laws of the British Virgin Islands and a wholly owned subsidiary of Seller Parent (“Seller”), (iii) TTM Technologies, Inc., a corporation organized under the Laws of Delaware (“Buyer Ultimate Parent”), (iv) TTM Technologies International, Inc., a corporation organized under the Laws of Delaware and a wholly owned subsidiary of Buyer Ultimate Parent (“Buyer Parent”), and (v) TTM Hong Kong Limited, a company incorporated under the Laws of Hong Kong and a wholly owned subsidiary of Buyer Parent (“Buyer”). Seller Parent and Seller are sometimes hereinafter referred to individually as a “Seller Party” and collectively the “Seller Parties.” Buyer Ultimate Parent, Buyer Parent and Buyer are sometimes hereinafter referred to individually as a “Buyer Party” and collectively the “Buyer Parties.” The Seller Parties and the Buyer Parties are collectively referred to herein as the “Parties.”

WITNESSETH:

WHEREAS, Buyer Ultimate Parent directly owns all of the issued and outstanding Capital Stock of Buyer Parent, and Buyer Parent directly owns all of the issued and outstanding Capital Stock of Buyer;

WHEREAS, Seller Parent directly owns all of the issued and outstanding Capital Stock of Seller;

WHEREAS, Seller directly owns all of the Transferred Equity Interests, representing all of the issued and outstanding Capital Stock of the Transferred Entities, and all of the Non-Transferred Equity Interests, representing all of the issued and outstanding Capital Stock of the Non-Transferred Entities;

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Seller desires sell to Buyer and Buyer desires to purchase the Transferred Equity Interests from Seller;

WHEREAS, as partial consideration for the sale and purchase of the Transferred Equity Interests, Buyer Ultimate Parent has agreed to issue to Seller Parent, as designee of Seller, Buyer Ultimate Parent Common Stock upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution of this Agreement and as a condition to Closing (as defined hereinafter), TMIL (as defined hereinafter) and Seller have entered into the Concurrent SPA, dated the date of this Agreement, pursuant to which, among other things, TMIL has agreed to purchase from Seller, and Seller has agreed to sell to TMIL, the Non-Transferred Equity Interests, upon the terms and subject to the conditions set forth in the Concurrent SPA; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and undertakings contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

Section 1.1  Certain Definitions.  As used in this Agreement, the following terms have the meanings set forth below:

“2009 Buyer Year End Financial Statements” has the meaning set forth in Section 6.13(j).

“2009 Year End Financial Statements” has the meaning set forth in Section 6.13(f).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with, such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made, and, with respect to a natural Person, shall also include the spouse and minor children of such natural Person who share a household with such natural Person, together with any other Person controlled by them and any revocable trust settled by them or any trust of which such Person is a trustee.

“Agreement” means this Agreement, including the schedules, exhibits and annexes attached hereto.

‘‘Allocation” has the meaning set forth in Section 6.5(d)(i).

“Ancillary Agreement” means each of the Shareholders Agreement, the Registration Rights Agreement, the Sell-Down Registration Rights Agreement, the Concurrent SPA and the Shared Services Agreement.

“Antitrust Laws” mean all Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act and the Anti-monopoly Law of the PRC and the regulations promulgated thereunder.

“Applicable Local Law” has the meaning set forth in Section 4.8(b).

“Assumed Benefit and Compensation Arrangement” shall have the meaning set forth in Section 4.8(a).

“Audited Financial Statements” has the meaning set forth in Section 6.13(a).

“Benefit and Compensation Arrangements” has the meaning set forth in Section 4.8(a).

“Books and Records” means (i) such portion of the books and records of Seller Parent and its Subsidiaries (or true and complete copies thereof) to the extent they relate to the Transferred Entities or the PCB Business, including the minute books, Tax Returns, corporate charters and bylaws or comparable constitutive documents, records of share issuances, and related corporate records of the Transferred Entities, manuals, financial records, documents, files, notes, materials and other information in paper, electronic or other form in which they are maintained by the Transferred Entities or Seller, as applicable, (ii) any Employee records and (iii) all files belonging to the Transferred Entities relating to any Litigation with respect to which the Transferred Entities may be subject to liability.

“Business Day” means any day that is either not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in New York City or (ii) a Saturday, a Sunday or other day on which banks in Hong Kong are not open for general banking business, or a day on which a tropical cyclone warning No. 8 or above or a “black rainstorm warning signal” is hoisted in Hong Kong at any time between 9:00 a.m. and 5:00 p.m.

‘‘Buyer” has the meaning set forth in the Preamble.

“Buyer Benefit and Compensation Arrangements” has the meaning set forth in Section 5.24(a).

“Buyer Books and Records” means (i) the books and records of Buyer Ultimate Parent and its Controlled Affiliates (or true and complete copies thereof), including the minute books, Tax Returns, corporate charters and by laws or comparable constitutive documents, records of share issuances, and related corporate records of Buyer Ultimate Parent and its Controlled Affiliates, manuals, financial records, documents, files, notes, materials and other information in paper, electronic or other form in which they are maintained by Buyer Ultimate Parent or any of its Controlled Affiliates, (ii) any Buyer Employee records and (iii) all files relating to any Litigation with respect to which Buyer Ultimate Parent or any of its Controlled Affiliates may be subject to liability.

“Buyer Change of Control Event” means any transaction or series of related transactions (other than pursuant to this Agreement or any Ancillary Agreement) which upon consummation would result in the occurrence of one or more of the following events:

(i) any Person or a Group becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 30% or more of the Buyer Ultimate Parent Common Stock;

(ii) any amalgamation, consolidation or merger of Buyer Ultimate Parent with or into any other Person, or any amalgamation or merger of another Person (other than any Subsidiary of Buyer Ultimate Parent) with or into Buyer Ultimate Parent, other than (a) any such transaction (x) that does not result in any reclassification, conversion, exchange or cancellation of outstanding Buyer Ultimate Parent Capital Stock and (y) pursuant to which holders of voting securities of Buyer Ultimate Parent immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 70% or more of the total voting power of Buyer Ultimate Parent or 70% or more of the total voting power of the continuing or surviving Person (if not Buyer Ultimate Parent) immediately after such transaction, or (b) any amalgamation, consolidation or merger which is effected solely to change the jurisdiction of incorporation of Buyer Ultimate Parent and results in a reclassification, conversion or exchange of outstanding Buyer Ultimate Parent Common Stock solely into shares of the surviving entity;

(iii) the sale of all or substantially all of the assets of Buyer Ultimate Parent and its Subsidiaries, taken as a whole, to another Person or Group;

(iv) individuals who on the date of this Agreement constituted the board of directors of Buyer Ultimate Parent, together with any directors whose nomination to the board of directors was approved by a majority of the directors on the date of this Agreement or by directors whose nomination was previously so approved, cease to constitute a majority of the board of directors of Buyer Ultimate Parent then in office; or

(v) the liquidation or dissolution of Buyer Ultimate Parent or the passing of a resolution by Buyer Ultimate Parent’s shareholders approving a plan of liquidation or dissolution of Buyer Ultimate Parent.

“Buyer Employee” means any employee of the Buyer Ultimate Parent or any of its Subsidiaries.

“Buyer ERISA Affiliate” has the meaning set forth in Section 5.24(b).

“Buyer Intellectual Property Licenses” has the meaning set forth in Section 5.21(c).

“Buyer Material Adverse Effect” means an event, change, development, condition, circumstance or effect that, individually or in the aggregate with all other events, states of fact, changes, developments, conditions, circumstances or effects, has or would be reasonably likely to result in a material and adverse effect on the business, assets, properties, results of operations or condition (financial or otherwise) of Buyer Ultimate Parent and its Subsidiaries, taken as a whole, or which prevents or materially delays or impairs the ability of the Buyer Parties to consummate the transactions contemplated by this Agreement and the Ancillary Agreements; provided that none of the following shall be considered in determining whether a “Buyer Material Adverse Effect” has occurred or would be reasonably likely to occur: (i) after the date of this Agreement, any change in Law or accounting standards applicable to Buyer Ultimate Parent and its Subsidiaries, but only to the extent that the effect thereof on Buyer Ultimate Parent and its Subsidiaries, taken as a whole, is not disproportionately more adverse than the effect thereof on comparable developers, manufacturers, providers and distributors of printed circuit board products and services; (ii) any change in domestic or global or regional economic conditions generally, including any change in interest rates charges by international “money center” commercial banks in respect of funds borrowed by creditworthy corporate entities and businesses (which credit worthy corporate entities and businesses are not the subject, beneficiary or recipient of any government “bailout” program or other similar government investment or capital support or other subsidy arrangement, agreement, plan or understanding) or any change in currency exchange rates, but only to the extent that the effect thereof on Buyer Ultimate Parent and its Subsidiaries, taken as a whole, is not disproportionately more adverse than the effect thereof on comparable developers, manufacturers, providers and distributors of printed circuit board products and services; (iii) any change in business or financial conditions in the printed circuit board industry generally, but only to the extent that the effect thereof on Buyer Ultimate Parent and its Subsidiaries, taken as a whole, is not disproportionately more adverse than the effect thereof on comparable developers, manufacturers, providers and distributors of printed circuit board products and services; (iv) any change resulting from or arising out of hurricanes, earthquakes, floods, wildfires, tsunamis or other natural disasters, but only to the extent that the effect thereof on Buyer Ultimate Parent and its Subsidiaries, taken as a whole, is not disproportionately more adverse than the effect thereof on comparable developers, manufacturers, providers and distributors of printed circuit board products and services; (v) the effects of actions that are (A) expressly required by (but not to be inferred from or implied under) this Agreement, (B) taken by Buyer Ultimate Parent or its Subsidiaries with the prior written consent of any Seller Party or (C) from which Buyer Ultimate Parent or its Subsidiaries refrain at the written request of any Seller Party; (vi) any change in the trading price or trading volume of Buyer Ultimate Parent Common Stock or the failure of Buyer Ultimate Parent to meet any earnings estimates, projections or forecasts (provided, however, that the exception in this clause (vi) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying or causing or significantly contributing to such failure caused or has resulted in, or contributed to, a Buyer Material Adverse

Effect); (vii) the effect of the execution, announcement or pendency of this Agreement on the relationship of the Buyer Ultimate Parent and its Subsidiaries with customers, vendors, suppliers and employees; and (v iii) an act of terrorism, civil insurrection or other similar domestic or international calamity, or the commencement of or escalation of any armed conflict involving military forces, in any jurisdiction other than any geographic venues where any significant assets of Buyer Ultimate Parent and its Subsidiaries are located.

“Buyer Material Leases” has the meaning set forth in Section 5.27(b).

“Buyer Owned Real Properties” has the meaning set forth in Section 5.27(a).

“Buyer Parent” has the meaning set forth in the Preamble.

“Buyer Permitted Encumbrances” means: (i) Encumbrances specifically reflected or reserved against or otherwise specifically disclosed in the Buyer Ultimate Parent Financial Statements; (ii) mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, or repairmen’s liens or other similar common law or statutory Encumbrances arising or incurred in the ordinary course of business that are not, in the aggregate, material to the Buyer Parties, taken as a whole; (iii) statutory liens for Taxes, assessments and other governmental charges not yet due and payable or being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the financial statements of the relevant Buyer Party in accordance with GAAP or other applicable accounting principles; and (iv) other Encumbrances incurred in the ordinary course of business since the date of the most recent Buyer Ultimate Parent Financial Statements that are not, in the aggregate, material to the Buyer Parties, taken as a whole.

“Buyer Regulatory Impediments” means (i) conditions, limitations, restrictions or requirements, including any sales, divestitures, hold separates or other disposals, imposed upon the Buyer Parties or any of their Affiliates in connection with obtaining or failing to obtain the approval of any Government Entity to the transactions contemplated hereby, or (ii) prohibitions under any applicable Law that would, in each case of (i) and (ii) individually or in the aggregate, reasonably be expected to be materially adverse to the business, assets, results of operations or condition (financial or otherwise) of (a) the Transferred Entities, taken as a whole, or (b) Buyer Ultimate Parent and its Controlled Affiliates, taken as a whole.

“Buyer Specified Contracts” has the meaning set forth in Section 5.26(b).

“Buyer Ultimate Parent” has the meaning set forth in the Preamble.

“Buyer Ultimate Parent Balance Sheet” has the meaning set forth in Section 5.9.

“Buyer Ultimate Parent Common Stock” means the common stock, par value $0.001 per share, of Buyer Ultimate Parent.

“Buyer Ultimate Parent Financial Statements” has the meaning set forth in Section 5.8(d).

“Buyer Ultimate Parent SEC Reports” means all forms statements, certificates, reports, documents and announcements filed, furnished, submitted or issued by the Buyer Ultimate Parent with the SEC on or after December 31, 2006, including, without limitation, all 10-Ks, 10-Qs, 8-Ks, and all definitive proxy statements and registration statements.

“Buyer Ultimate Parent Requisite Vote” has the meaning set forth in Section 5.3(b).

“Buyer Ultimate Parent Special Meeting” has the meaning set forth in Section 6.9(a)(i).

“Buyer’s Audited Financial Statements” has the meaning set forth in Section 6.13(h)(i).

“Buyer’s Disclosure Schedules” means the disclosure schedules relating to the Buyer Parties attached to this Agreement.

“Buyer’s Required Approvals” has the meaning set forth in Section 5.4.

“Capital Stock” means, with respect to any Person at any time, any and all shares, equity interests, rights to share in capital surplus or profits or receive a distribution of assets upon liquidation or dissolution, or other equivalents (however designated or classified, whether voting or non-voting) of capital stock, share capital, partnership interests (whether general or limited), limited liability company interests or units, member interests or equivalent ownership interests in or issued by such Person.

‘‘Cash Purchase Price” means $114,034,328.00.

“CFIUS” means the Committee on Foreign Investment in the United States.

“Circular” has the meaning set forth in Section 6.8(a).

“Closing” has the meaning set forth in Section 2.3.

“Closing Date” means the date upon which the Closing occurs.

“Code” means the Internal Revenue Code of 1986, as amended.

“Concurrent SPA” means the stock purchase agreement, dated as of the date of this Agreement, between Seller and TMIL, as the same may be amended and supplemented from time to time.

“Confidentiality Agreement” means the confidentiality agreement, dated October 14, 2008, between Seller Parent and Buyer Ultimate Parent, as the same may be amended and supplemented from time to time.

“Contract” means, any agreement, undertaking, lease, sublease, license, sublicense, contract, note, mortgage, indenture, power of attorney, guarantee, arrangement, commitment or other binding obligation, whether oral or written, express or implied, in each case as amended, supplemented, waived or otherwise modified.

“Control,” with respect to the relationship between or among two or more Persons, means the possession directly, or indirectly through the ownership of voting securities, as trustee or executor or by Contract or by any other means whatsoever, of the power to influence, direct or cause the direction of the policies, affairs, or the management (and “Controlled” and “Controlling” shall have a correlative meaning). For purposes of this definition, a general partner or managing member of a Person shall always be considered to Control such Person.

“Controlled Affiliate” means, with respect to any Person, an Affiliate thereof that is directly or indirectly Controlled by such Person.

“Copyrights” has the meaning set forth in the “Intellectual Property” definition.

“Credit Agreement” means the credit agreement dated November 16, 2009 between (i) Meadville Enterprises (HK) Limited, Mica-Ava China Limited, Oriental Circuits Limited, MTG (PCB) No. 2 (BVI) Limited and OPC Manufacturing Limited as borrowers; (ii) the parties named therein as the original guarantors; (iii) The Hongkong and Shanghai Banking Corporation Limited as coordinator; (iv) the financial institutions named therein as the original lenders; (v) Citic Ka Wah Bank Limited named therein as the issuing bank; (vi) The Hongkong and Shanghai Banking Corporation Limited named therein as the facility agent; (vii) Hang Seng Bank Limited named therein as the security trustee; (viii) Standard Chartered Bank (Hong Kong) Limited named therein as security agent; and (ix) The Hongkong and Shanghai Banking Corporation Limited named therein as the factoring agent in relation to $582,500,000 credit facility.

“Delaware Courts” has the meaning set forth in Section 9.10(b).

“Distribution” means the:

(a) distribution of the sale proceeds from the sale of the Transferred Equity Interests to the Buyer pursuant to this Agreement, including (i) the distribution by Seller Parent of the Equity Consideration (including, if applicable, any properties, securities or assets distributed thereon after the Closing Date), by way of (A) the transfer of all or a portion of the Equity Consideration (including, if applicable, any properties, securities or assets distributed thereon after the Closing Date) by Seller Parent by way of dividend or other distribution to its shareholders, with Mr. Tang (in his personal capacity and his capacity as the trustee of the Tang Family Trust) and TMIL directing the Common Stock entitled to be received by them from such distribution to be registered in the name of SSL and (B) subject to the election of each Seller Parent Shareholder, the sale of the remaining portion of the Equity Consideration (including any properties, securities or assets distributed thereon after the Closing Date) in accordance with the plan of distribution set forth as an exhibit to the Sell-Down Registration Rights Agreement (the “Sell-Down”) and the distribution of the net cash proceeds thereof to such Seller Parent Shareholder which elected to participate therein and (ii) the distribution of the cash consideration from the sale of the Transferred Equity Interests to the Seller Parent Shareholders; and

(b) the distribution of the consideration received by Seller Parent pursuant to the Concurrent SPA to the Seller Parent Shareholders.

“DPA” means the Defense Production Act of 1950 (codified at 50 U.S.C. ó2170).

“DSS” means the Defense Security Service within the U.S. Department of Defense.

“Employee” means, as of any date, any employee of any Transferred Entity or any Transferred Employee.

“Encumbrance” means any lien, pledge, debt, charge, claim, encumbrance, security interest, option, mortgage, assessment, easement or any other similar restriction or limitation of any kind.

“Environmental Law” means any Law (including the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or any other equivalent Law of applicable jurisdiction) or any Permit, in either case concerning (i) the protection, preservation or restoration of the environment (namely, air, surface water, vapor, groundwater, drinking water supply and surface or subsurface land or structures) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, management, release or disposal of, any hazardous substance or waste material.

“Equity Consideration” means 36,334,000 shares of duly and validly authorized Buyer Ultimate Parent Common Stock, credited as fully paid and non-assessable, as may be adjusted pursuant to Section 2.6.

“Equity Rights” has the meaning set forth in Section 4.2(b).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“FOCI” means foreign ownership, control, or influence as defined in the NISPOM.

“Form S-4” has the meaning set forth in Section 5.4.

“GAAP” shall mean United States generally accepted accounting principles.

“Government Entity” means any foreign or domestic, federal, state, provincial, county, city or local legislative, administrative or regulatory authority, agency, court, body, commission or other governmental or quasi-governmental entity with competent jurisdiction, including the SEC, the Hong Kong SFC, any Self-Regulatory Organization and any such supranational body.

“Group” has the meaning assigned to it in Section 13(d)(3) of the Exchange Act.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“Hong Kong Exchange” means The Stock Exchange of Hong Kong Limited.

“Hong Kong Executive” means the Executive Director of the Corporate Finance Division of the Hong Kong SFC or any delegate of the Executive Director.

“Hong Kong FRS” means Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants.

“Hong Kong Listing Rules” means the Rules Governing the Listing of Securities on the Hong Kong Exchange.

“Hong Kong Merger Regulation” means the Hong Kong Code on Takeovers and Mergers and Share Repurchases.

“Hong Kong SFC” means the Securities and Futures Commission of Hong Kong.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” means, with respect to any Person, without duplication, any of the following liabilities, whether secured (with or without recourse) or unsecured, contingent or otherwise: (i) all liabilities for borrowed money of such Person, or with respect to deposits or advances of any kind to such Person; (ii) all liabilities evidenced by bonds, debentures, notes or other similar instruments or under financing or capital leases; (iii) all liabilities for guarantees of any Indebtedness of another Person; (iv) all capitalized lease obligations or obligations to pay the deferred and unpaid purchase price of property and equipment, (v) all obligations pursuant to securitization or factoring programs or arrangements, (vi) all obligations or undertakings to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, (vii) net cash payment obligations under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination), (viii) letters of credit, bank guarantees and other similar contractual obligations entered into or on behalf of such Person, (ix) payment obligations secured by an Encumbrance, other than Permitted Encumbrance, on assets or properties of such Person and (x) all liabilities for accrued but unpaid interest expense and unpaid penalties, fees, charges and prepayment premiums that are payable, in each case, with respect to any Indebtedness.

“Indirect Taxes” means all sales, employment, VAT, property, duty, excise, stamp and similar Taxes.

“Intellectual Property” means, in any and all jurisdictions worldwide, all: (i) trademarks, service marks, domain names, logos, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same (collectively, “Trademarks”); (ii) patents, registrations and applications therefor, and divisionals, continuations, continuations-in-part, extensions and reissues relating thereto (collectively, “Patents”); (iii) trade secrets, confidential or proprietary information (including, without limitation, ideas, compositions, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial and marketing plans and customer and supplier lists and information), inventions (whether patentable or unpatentable, and whether or not reduced to practice) and know-how (collectively, “Trade Secrets”); (iv) works of authorship and copyrights therein and thereto (including in software), registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof (collectively, “Copyrights”); and (v) other intellectual property rights to the extent entitled to legal protection as such.

“Intercompany Payables” means all account, note or loan payables and all advances (cash or otherwise) or any other extensions of credit that are payable by Seller Parent or any of its Subsidiaries (other than the Transferred Entities) to a Transferred Entity; provided, that Intercompany Payables shall not include any such account, note or loan payable or any advance (cash or otherwise) or any other extension of credit that (i) is entered into or otherwise created in the ordinary course of business within three months prior to the Closing Date and (ii) is due or is expected to be otherwise terminated or extinguished within three months following the Closing Date.

“Intercompany Receivables” means all account, note or loan payables and all advances (cash or otherwise) or any other extensions of credit that are receivable by Seller Parent or any of its Subsidiaries (other than the Transferred Entities) from a Transferred Entity; provided, that Intercompany Receivables shall not include any such account, note or loan payable or any advance (cash or otherwise) or any other extension of credit that (i) is entered into or otherwise created in the ordinary course of business within three months prior to the Closing Date and (ii) is due or is expected to be otherwise terminated or extinguished within three months following the Closing Date.

“Knowledge” or any similar phrase means, (i) with respect to the Seller Parties, the actual knowledge of the Persons referenced in Annex 1.1(a), after reasonable inquiry of the employees of Seller Parent and its Subsidiaries with primary responsibility for the matter in question, and (ii) with respect to the Buyer Parties, the actual knowledge of the Persons referenced in Annex 1.1(b), after reasonable inquiry of the employees of Buyer Ultimate Parent and its Subsidiaries with primary responsibility for the matter in question.

“Laminate Business” means the business of manufacturing and distributing laminates and prepregs, as conducted by Seller Parent and its Affiliates, and the assets, liabilities and results of operations associated therewith.

“Laminate HoldCo” means MTG Laminate (BVI) Limited, a company incorporated under the Laws of the British Virgin Islands and a direct wholly-owned Subsidiary of Seller.

“Laminate Sale” has the meaning set forth in Section 7.1(h).

“Laminate Subsidiaries” means the entities listed on Schedule 2, which conduct the Laminate Business.

“Latest Transferred Entities Balance Sheet” has the meaning set forth in Section 4.5(a).

“Latest Transferred Entities Financial Statements” has the meaning set forth in Section 4.5(a).

“Latest Transferred Entities Profit and Loss Account” has the meaning set forth in Section 4.5(a).

“Law” means any law, statute, ordinance, rule, regulation, code, order, ordinance, judgment, injunction, writ, decree, decision, directive, or other requirement or rule of law enacted, issued, promulgated, enforced or entered by a Government Entity, including rules governing the listing of securities (and the maintenance thereof) on NASDAQ and the Hong Kong Exchange and the Companies Law (2009) of the Cayman Islands.

“Litigation” means any claim, action, suit, complaint, demand, litigation, arbitration, prosecution, contest, hearing, inquiry, investigation, inquest, audit or other proceeding of any nature, civil, criminal, regulatory or otherwise, in law or in equity, pending or threatened, by or before any court, tribunal, arbitrator or other Government Entity.

“Material Adverse Effect” means an event, change, development, condition, circumstance or effect that, individually or in the aggregate with all other events, states of fact, changes, developments, conditions, circumstances or effects, has or would be reasonably likely to result in a material and adverse effect on the business, assets, properties, results of operations or condition (financial or otherwise) of the Transferred Entities, taken as a whole, or which prevents or materially delays or impairs the ability of the Seller Parties to consummate the transactions contemplated by this Agreement and the Ancillary Agreements; provided that none of the following shall be considered in determining whether a “Material Adverse Effect” has occurred or would be reasonably likely to occur: (i) after the date of this Agreement, any change in Law or accounting standards applicable the Transferred Entities, but only to the extent that the effect thereof on the Transferred Entities, taken as a whole, is not disproportionately more adverse than the effect thereof on comparable developers, manufacturers, providers and distributors of printed circuit board products and services; (ii) any change in domestic or global or regional economic conditions generally, including any change in interest rates charges by international “money center” commercial banks in respect of funds borrowed by creditworthy corporate entities and businesses (which credit worthy corporate entities and businesses are not the subject, beneficiary or recipient of any government “bailout” program or other similar government investment or capital support or other subsidy arrangement, agreement, plan or understanding) or any change in currency exchange rates, but only to the extent that the effect thereof on the Transferred Entities, taken as a whole, is not disproportionately more adverse than the effect thereof on comparable developers, manufacturers, providers and distributors of printed circuit board products and services; (iii) any change in business or financial conditions in the printed circuit board industry generally, but only to the extent that the effect thereof on the Transferred Entities, taken as a whole, is not disproportionately more adverse than the effect thereof on comparable developers, manufacturers, providers and distributors of printed circuit board products and services; (iv) any change resulting from or arising out of hurricanes, earthquakes, floods, wildfires, tsunamis or other natural disasters, but only to the extent that the effect thereof on the Transferred Entities, taken as a whole, is not disproportionately more adverse than the effect thereof on comparable developers, manufacturers, providers and distributors of printed circuit board products and services; (v) the effects of actions that are (A) expressly required by (but not to be inferred from or implied under) this Agreement, (B) taken by the Seller Parties or any of the Transferred Entities with the prior written consent of any Seller Party or (C) from which the Seller Parties or any of the Transferred Entities refrain at the written request of any Buyer Party; (vi) any change in the trading price or trading volume of Seller Parent Shares or the failure of the Transferred Entities to meet any earnings estimates, projections or forecasts (provided, however, that the exception in this clause (vi) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying or causing or significantly contributing to such failure caused or has resulted in, or contributed to, a Material Adverse Effect); (vii) the effect of the execution, announcement or pendency of this Agreement on the relationship of the Transferred Entities with customers, vendors, suppliers and employees; and (viii) an act of terrorism, civil insurrection or other similar domestic or international calamity, or the commencement of or escalation o f any armed conflict involving military forces, in any jurisdiction other than any geographic venues where any significant assets of the Transferred Entities are located.

“Material Leases” has the meaning set forth in Section 4.16(b).

“Mr. Tang” means Tang Hsiang Chien, an individual residing at Flat 6B, 20 Fa Po Street, Yau Yat Chuen, Kowloon, Hong Kong.

“NASDAQ” means the Nasdaq Global Select Market.

“NISPOM” means the National Industrial Security Program Operating Manual of the U.S. Department of Defense.

“Non-Transferred Entities” means, collectively, the Laminate HoldCo and the Laminate Subsidiaries.

“Non-Transferred Equity Interests” means all of the issued and outstanding Capital Stock in the Laminate HoldCo.

“Organizational Documents” means, with respect to any Person that is a corporation, its articles or certificate of incorporation or memorandum and articles of association, as the case may be, and bylaws or bye-laws, as the case may be; with respect to any Person that is a partnership, its certificate or memorandum and/or articles of partnership and partnership agreement; with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement; with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document; and with respect to any other Person, its comparable organizational documents, in each case, as has been amended or restated from time to time.

“Owned Real Properties” has the meaning set forth in Section 4.16(a).

“Patents” has the meaning set forth in the “Intellectual Property” definition.

“PCB Affiliate Arrangement” has the meaning set forth in Section 4.22(a).

“PCB Business” means the printed circuit board business, as it is conducted by the Transferred Entities as of the Closing Date.

“PCB HoldCos” means, collectively, (i) MTG Management (BVI) Limited, company incorporated under the Laws of the British Virgin Islands and a direct wholly owned Subsidiary of Seller, (ii) MTG PCB (BVI) Limited, a company incorporated under the Laws of the British Virgin Islands and a direct wholly owned Subsidiary of Seller, (iii) MTG PCB No. 2 (BVI) Limited, a company incorporated under the Laws of the British Virgin Islands and a direct wholly owned Subsidiary of Seller, and (iv) MTG Flex (BVI) Limited, a company incorporated under the Laws of the British Virgin Islands and a direct wholly owned Subsidiary of Seller.

“PCB Subsidiaries” means the entities listed in Schedule 1, which conduct the PCB Business.

“Permits” means all licenses, franchises, permits, certificates, registrations, orders, concessions, declarations, and other authorizations and approvals that are issued by or obtained from any Government Entity.

“Permitted Encumbrances” means: (i) Encumbrances specifically reflected or reserved against or otherwise specifically disclosed in the Latest Transferred Entities Financial Statements; (ii) mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, or repairmen’s liens or other similar common law or statutory Encumbrances arising or incurred in the ordinary course of business that are not, in the aggregate, material to the Transferred Entities, taken as a whole; (iii) statutory liens for Taxes, assessments and other governmental charges not yet due and payable or being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the financial statements of the relevant Transferred Entity in accordance with Hong Kong FRS or other applicable accounting principles; and (iv) other Encumbrances incurred in the ordinary course of business since the date of the Latest Transferred Entities Financial Statements that are not, in the aggregate, material to the Transferred Entities, taken as a whole.

“Person” means an individual, a corporation, a partnership, an association, a limited liability company, a Government Entity, a trust or any other entity, body or organization.

“Principal Shareholders” mean Mr. Tang and Affiliates of Mr. Tang from time to time, including, as of the date hereof, Mr. Tang (in his capacity as the trustee of the Tang Family Trust), TMIL and SSL.

“Proposed Allocation” has the meaning set forth in Section 6.5(d)(ii).

“Providing Party” has the meaning set forth in Section 6.1(a).

“Proxy Statement” has the meaning set forth in Section 6.9(a)(ii).

“Purchase” has the meaning set forth in Section 2.1.

“Registration Rights Agreement” means the Registration Rights Agreement, reflecting the key principles set forth on Exhibit B, to be entered into on the Closing Date.

“Relief” means any loss, relief, allowance, exemption, set off, deduction, right to repayment or credit or other relief of a similar nature granted by or available in relation to Tax pursuant to any legislation or otherwise.

“Representatives” means, with respect to any Person, its directors, officers, employees, investment bankers, attorneys, accountants, advisors and other representatives.

“Resolutions” has the meaning set forth in Section 6.8(d).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Self-Regulatory Organization” means (i) any “self-regulatory organization” as defined in Section 3(a)(26) of the Exchange Act (including the Financial Industry Regulatory Authority and NASDAQ), (ii) any other U.S. or foreign securities exchange (including NASDAQ and the Hong Kong Exchange) and (iii) any other exchange or corporation or similar self-regulatory body or organization.

“Sell-Down Registration Rights Agreement” means the Sell-Down Registration Rights Agreement, reflecting the key principles set forth on Exhibit C, to be entered into within four weeks from the date hereof in accordance with Section 7.1(j).

‘‘Seller” has the meaning set forth in the Preamble.

“Seller Change of Control Event” means any transaction or series of related transactions (other than pursuant to this Agreement or any Ancillary Agreement) which upon consummation would result in the occurrence of one or more of the following events:

(i) any Person or a Group becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 30% or more of the Seller Parent Shares or capital stock of Seller;

(ii) any amalgamation, consolidation or merger of Seller Parent or Seller with or into any other Person, or any amalgamation or merger of another Person (other than any Subsidiary of the Seller Parent) with or into Seller Parent or Seller, other than (a) any such transaction (x) that does not result in any reclassification, conversion, exchange or cancellation of outstanding Seller Parent Shares or the capital stock of Seller and (y) pursuant to which holders of voting securities of Seller Parent or Seller immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 70% or more of the total voting power of Seller Parent or Seller or 70% or more of the total voting power of the continuing or surviving Person (if not Seller Parent or Seller, respectively) immediately after such transaction, or (b) any amalgamation, consolidation or merger which is effected solely to change the jurisdiction of incorporation of Seller Parent and results in a reclassification, conversion or exchange of outstanding Seller Parent Shares solely into shares of the surviving entity;

(iii) the sale of all or substantially all of the assets of Seller Parent or Seller or any of their respective Subsidiaries, taken as a whole, to another Person or Group;

(iv) individuals who on the date of this Agreement constituted the board of directors of Seller Parent and Seller, as applicable, together with any directors whose nomination to the board of directors was approved by a majority of the respective directors on the date of this Agreement or by directors whose nomination was previously so approved, cease to constitute a majority of the board of directors of Seller Parent and Seller, respectively, then in office; or

(v) the liquidation or dissolution of Seller Parent or Seller or the passing of a resolution by Seller Parent’s shareholders approving a plan of liquidation or dissolution of Seller Parent or Seller.

“Seller Intellectual Property Licenses” has the meaning set forth in Section 4.11(c).

“Seller Parent” has the meaning set forth in the Preamble.

“Seller Parent Independent Shareholders” means holders of Seller Parent Shares other than the Principal Shareholders and their Affiliates.

“Seller Parent Public Reports” means all announcements issued by Seller Parent and all prospectus, circulars, annual reports, interim reports and other documents issued by Seller Parent to holders of Seller Parent Shares on or after December 31, 2006, including, without limitation, (i) the Announcement of Interim Results of Seller Parent for the six months ended 30 June 2009, (ii) the Announcement of Annual Results of Seller Parent for the year ended 31 December 2008, (iii) the Announcement of Annual Results of Seller Parent for the year ended 31 December 2007, (iv) the Announcement of Annual Results of Seller Parent for the year ended 31 December 2006, (v) the Circular of Seller Parent dated 30 April 2009 relating to the annual general meeting of Seller Parent held on 2 June 2009 (and the related notice of general meeting and form of proxy), (vi) the Circular of Seller Parent dated 30 April 2008 relating to the annual general meeting of Seller Parent held on 2 June 2008 (and the related notice of general meeting and form of proxy), (vii) the Circular of Seller Parent dated 27 April 2007 relating to the annual general meeting of Seller Parent held on 25 May 2007 (and the related notice of general meeting and form of proxy), (viii) the 2007 Annual Report of Seller Parent; (ix) the 2008 Annual Report of Seller Parent; (x) the 2009 Interim Report of Seller Parent; and (xi) the Prospectus of Seller Parent dated 22 January 2007.

“Seller Parent Requisite Vote” has the meaning set forth in Section 3.3.

“Seller Parent Shareholders” means at a relevant time, holders of Seller Parent Shares at such time.

“Seller Parent Shares” means the shares of par value of HK$0.01 each in the share capital of Seller Parent.

“Seller Parent Shareholders Meeting” has the meaning set forth in Section 6.8(d).

“Seller Regulatory Impediments” means (i) conditions, limitations, restrictions or requirements, including any sales, divestitures, hold separates or other disposals, imposed upon the Seller Parties or any of their Affiliates in connection with obtaining or failing to obtain the approval of any Government Entity to the transactions contemplated hereby, or (ii) prohibitions under any applicable Law that would, in each case of (i) and(ii), individually or in the aggregate, reasonably be expected to be materially adverse to the business, assets, results of operations or condition (financial or otherwise) of (a) Seller Parent and its Controlled Affiliates taken as a whole, or (b) Laminate HoldCo and its Controlled Affiliates taken as a whole.

“Seller’s Disclosure Schedules” means the disclosure schedules delivered by the Seller Parties to the Buyer Parties immediately prior to the execution of this Agreement.

“Seller’s Required Approvals” has the meaning set forth in Section 3.5.

“Share Issuance” means the issuance of the Equity Consideration in accordance with the terms of this Agreement.

“Shared Services Agreement” means any Shared Services Agreement entered into by and between Buyer Ultimate Parent and TTM Printed Circuit Group, Inc.

“Shareholders Agreement” means the Shareholders Agreement in the form attached hereto as Exhibit A.

“Special Security Agreement” means any Special Security Agreement entered into between and among SSL, Buyer Ultimate Parent, TTM Printed Circuit Group, Inc., and the United States Department of Defense.

“Specified Contracts” has the meaning set forth in Section 4.13(a).

“SSL” means Su Sih (BVI) Limited, a company incorporated under the laws of the British Virgin Islands.

“Subsidiary” means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated (i) of which such Person or any other Subsidiary of such Person is a general partner (excluding partnerships, the general partnership interests of which held by such Person or any Subsidiary of such Person, do not represent a majority of the voting or equivalent interests in such partnership), or (ii) (x) a majority of the Capital Stock of which is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries or (y) the Capital Stock of which is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries and have by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization.

“Surviving PCB Affiliate Arrangements” means (i) sale of laminate and other products and the lease of dormitory space to the Transferred Entities, in each case by Persons carrying on the Laminate Business from time to time, in the ordinary course of business, (ii) Contracts with directors and officers or other employees of the Transferred Entities relating to provision of services as directors, officers or employees of Transferred Entities, as applicable, in the ordinary course of business, and (iii) any other Contracts with any of the Seller Parties or their Affiliates entered into pursuant to or in accordance with this Agreement or any Ancillary Agreements.

“Tang Family Trust” means The Mein et Moi Trust, a discretionary trust established under the laws of the Island of Jersey, which Mr. Tang is the sole trustee thereof.

“Tax Returns” means all reports, returns, information returns, elections, agreements, declarations, or other documents of any nature or kind (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

“Taxes” means (i) all United States federal, state or local and all provincial or foreign taxes, including income, gross receipts, capital gains, non-resident withholding, windfall profits, VAT, severance, property, social security, national insurance contributions, production, sales, use, duty, license, excise, franchise, capital, employment, withholding, rent or similar taxes, levies, charges, surcharges or imposts together with any interest, fines, additions or penalties with respect thereto, and any interest in respect of such fines, additions or penalties, whether disputed or not, and (ii) any transferee or other secondary or non-primary liability or other obligation with respect to any item in clause (i) above, whether such liability or obligation arises by assumption, operation of law, Contract, indemnity, guarantee, as a successor or otherwise.

“Termination Date” has the meaning set forth in Section 8.1(b).

“TMIL” means Top Mix Investments Limited, a company incorporated under the laws of the British Virgin Islands.

“Trade Secrets” has the meaning set forth in the “Intellectual Property” definition.

“Trademarks” has the meaning set forth in the “Intellectual Property” definition.

“Transfer Taxes” has the meaning set forth in Section 6.5(b)(i).

“Transferred Employee” has the meaning set forth in Section 4.12(b).

“Transferred Entities” means, collectively, the PCB HoldCos and the PCB Subsidiaries.

“Transferred Entities Balance Sheets” has the meaning set forth in Section 4.5(a).

“Transferred Entities Financial Statements” has the meaning set forth in Section 4.5(a).

“Transferred Entities’ Required Approvals” has the meaning set forth in Section 4.3.

“Transferred Equity Interests” means all of the issued and outstanding Capital Stock of the PCB HoldCos.

“Unaudited September 2009 Financial Information” has the meaning set forth in Section 6.13(c).

“VAT” means any value added tax, consumption tax and goods and services tax and includes any other Tax of a similar nature imposed (instead of or in addition to such tax) from time to time, together with any interest and penalties thereon.

“Willful Breach” means an action or failure to act by one of the Parties to this Agreement that constitutes a breach of this Agreement, and such action was taken or such failure occurred with such Party’s actual knowledge or intention that such action or failure to act would constitute a breach of this Agreement.

“Withdrawal Proposal” means the proposed withdrawal of listing of Seller Parent from the Hong Kong Exchange.

Section 1.2  Other Terms.  Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

Section 1.3  Other Definitional Provisions.  Unless the express context otherwise requires:

(a) the words “hereof”, “herein”, and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) the terms defined in the singular have a comparable meaning when used in the plural and vice versa;

(c) the terms “Dollars” and “$” mean United States Dollars;

(d) the term “HK$” means Hong Kong Dollars;

(e) references in this Agreement to a specific Section, Clause or Annex shall refer, respectively, to Sections, Clauses or Annexes of this Agreement;

(f) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; and

(g) references in this Agreement to either gender includes the other gender.

ARTICLE II

PURCHASE AND SALE OF THE TRANSFERRED EQUITY INTERESTS

Section 2.1  Purchase and Sale.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell and transfer the Transferred Equity Interests to Buyer, and Buyer shall purchase and receive the Transferred Equity Interests from Seller, free and clear of any Encumbrances, other than restrictions on transfer which arise under applicable securities Law (the transactions described in this Section 2.1, the “Purchase”).

Section 2.2  Purchase Price.  Upon the terms and subject to the conditions of this Agreement, at the Closing, in consideration of the Purchase, Buyer Ultimate Parent shall pay or cause to be paid the Purchase Price as set forth below and shall take or cause to be taken the following actions:

(a) Buyer Ultimate Parent shall (i) pay Seller Parent, as designee of Seller, the Cash Purchase Price, without deduction or set-off, by wire transfers of immediately available U.S. dollar funds to one or more accounts to be designated in writing by Seller to Buyer Ultimate Parent not less than five Business Days prior to the Closing Date, and (ii) issue to Seller Parent, as designee of Seller, the Equity Consideration, free and clear of all Encumbrances (other than restrictions on transfer which arise under applicable securities Law and the Shareholders Agreement), together with all rights attaching on and from the time of issuance, in each case of (i) and (ii), pursuant to the Allocation as agreed by Buyer Ultimate Parent and Seller Parent pursuant to Section 6.5(d).

Section 2.3  Closing.  The closing of the Purchase (the “Closing”) shall take place: (i) on the fifth Business Days following the satisfaction or waiver of the conditions set forth in Article VII with respect to the Closing (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions); or (ii) at such other time and date as the Parties to this Agreement may agree in writing.

Section 2.4  Deliveries by the Buyer Parties.  At the Closing, Buyer Ultimate Parent shall pay or deliver to Seller Parent, as designee of Seller, the following:

(a) a counterpart signature page to the Shareholders Agreement, duly executed by Buyer Ultimate Parent;

(b) a counterpart signature page to the Registration Rights Agreement, duly executed by Buyer Ultimate Parent;

(c) the Cash Purchase Price as provided pursuant to Section 2.2(a);

(d) a stock certificate representing the Equity Consideration, duly registered in the name of Seller Parent, as designee of Seller, free and clear of any Encumbrances (other than restrictions on transfer which arise under applicable securities Laws and those arising under the Shareholders Agreement);

(e) the certificate to be delivered pursuant to Section 7.3(d);

(f) a receipt from Buyer acknowledging the transfer and receipt of the Transferred Equity Interests to the Buyer;

(g) certified copy of the resolutions adopted by the Board of the Buyer and the Buyer Ultimate Parent, authorizing the execution and delivery of this Agreement and the Ancillary Agreement and the transactions contemplated hereunder and thereunder, including without limitation, the Purchase of the Transferred Equity Interests, the allotment and issuance of the Equity Consideration to Seller Parent, as designee of Seller, and the registration of the Seller Parent, as designee of Seller, as the owner of the Equity Consideration in the stock register of the Buyer Ultimate Parent;

(h) evidence to the reasonable satisfaction of the Seller Parties that the Seller Parent, as designee of Seller, has been registered as the owner of the Equity Consideration in the stock register of the Buyer Ultimate Parent; and

(i) a letter of instruction signed by an authorized officer of each of the PCB Holdcos and directed to the registered agent of each such entity in the British Virgin Islands instructing such registered agent or agents to update the register of members to reflect Buyer as the owner of all outstanding equity interests of the PCB Holdcos.

Section 2.5  Deliveries by Seller Parties.  At the Closing, Seller shall deliver, or cause to be delivered, to Buyer Ultimate Parent the following:

(a) a counterpart signature page to the Shareholders Agreement, duly executed by SSL;

(b) a counterpart signature page to the Registration Rights Agreement, duly executed by SSL and Mr. Tang;

(c) share certificates representing the Transferred Equity Interests duly registered in the name of Buyer, free and clear of any Encumbrances (other than restrictions on transfer which arise under applicable securities Laws and other than Encumbrances created in or by Buyer or any of its Affiliates), in each case accompanied by instruments of transfer duly executed by Seller, in favor of Buyer;

(d) the certificate to be delivered pursuant to Section 7.2(d);

(e) the share register of each PCB HoldCo duly updated to reflect the name of the Buyer as the holder of the Transferred Equity Interests; and

(f) a receipt acknowledging payment of the Equity Consideration and the Cash Purchase Price by Buyer Ultimate Parent.

Section 2.6  Certain Adjustments.  In the event that at or prior to the Closing, Buyer Ultimate Parent changes or sets a record date for a change in the number of Buyer Ultimate Parent Common Stock, or the number of securities convertible or exchangeable into or exercisable for Buyer Ultimate Parent Common Stock issued and outstanding prior to the Closing as a result of a reclassification, stock split (including a reverse split), stock dividend

(including a distribution of securities convertible or exchangeable into or exercisable for shares of Buyer Ultimate Parent Common Stock), or other similar change with respect to the Capital Stock of Buyer Ultimate Parent, including any issuances pursuant to any stockholder rights plan of Buyer Ultimate Parent which may be in place prior to Closing, the Equity Consideration shall be adjusted appropriately to reflect the appropriate effect of such reclassification, stock split, stock dividend or other similar change having a record date occurring on or after the date hereof and prior to the Closing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATING TO SELLER PARTIES

Except as set forth in the Seller’s Disclosure Schedules or in Seller Parent Public Reports, each of the Seller Parties, jointly and severally, represents and warrants to the Buyer Parties, as follows:

Section 3.1  Organization and Qualification; Residency.  Seller Parent is an exempted company duly incorporated, validly existing and, to the extent the concept is applicable, in good standing under the Laws of the Cayman Islands with limited liability. Each of SSL, TMIL and Seller is a legal entity duly organized or incorporated as a company limited by shares, validly existing and, to the extent the concept is applicable, in good standing under the Laws of the British Virgin Islands.

Section 3.2  Ownership.  Seller Parent is, and as of the Closing Date will be, the legal and beneficial owner of all of the issued and outstanding Capital Stock of Seller. Seller is, and immediately prior to the Closing will be, the legal and beneficial owner of the Transferred Equity Interests, free and clear of any Encumbrances (other than restrictions on transfer that arises under applicable securities Law). Upon delivery to Buyer Ultimate Parent at the Closing of certificates, representing the Transferred Equity Interests duly registered in the name of Buyer or its designee, in each case accompanied by duly executed instruments of transfer, duly notarized where legally required, in such name as Buyer Ultimate Parent shall direct, and upon Seller’s receipt of the Cash Purchase Price and Equity Consideration, and upon the share register of each PCB HoldCo being updated to reflect the name of the Buyer as the holder of the relevant Transferred Equity Interests, the Buyer will be the legal and beneficial owner of the Transferred Equity Interests, free and clear of any Encumbrances (other than restrictions on transfer which arise under applicable securities Laws and other than Encumbrances or other defects in title created in or by Buyer or any of its Affiliates). Other than this Agreement, the Ancillary Agreements and the Organizational Documents of the Transferred Entities, the Transferred Equity Interests are not subject to any voting trust agreement or other Contract, including any Contract restricting or otherwise relating to the voting, dividend rights, sale, purchase, exchange, transfer or other disposition of the Transferred Equity Interests. As of the Closing, the Transferred Entities will be the only Affiliates of Seller by or through which any material party of the PCB Business is operated or conducted.

Section 3.3  Corporate Authority.  Each of the Seller Parties has full corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party and, in the case of Seller Parent, subject only to (a) the prior approval (by way of poll) by more than 50% of the votes held by Seller Parent Independent Shareholders, present in person or by proxy or (being a corporation) by duly authorized representative, at Seller Parent Shareholders Meeting, of the resolutions necessary to approve the transactions contemplated by this Agreement and the Concurrent SPA, provided that the resolutions are approved (by way of poll) by Seller Parent Independent Shareholders holding at least 75% of the votes attaching to Seller Parent Shares held by them that are voted either in person or by proxy at Seller Parent Shareholders Meeting, and the number of votes cast (by way of poll) against such resolutions at Seller Parent Shareholders Meeting is not more than 10% of the votes attaching to all Seller Parent Shares held by Seller Parent Independent Shareholders; (b) the prior approval (by way of poll), by more than 75% of the votes attaching to Seller Parent Shares held by Seller Parent Shareholders present in person or by proxy or (being a corporation) by duly authorized representative at Seller Parent Shareholder Meeting of the resolutions necessary to approve the Distribution; (c) the prior approval (by way of poll) by more than 75% of the votes attaching to Seller Parent Shares held by Seller Independent Parent Shareholders that are voted either in person or by proxy at Seller Parent Shareholder Meeting of the resolutions necessary to approve the Withdrawal Proposal and the number of votes cast (by way of poll) against such resolutions at Seller Parent Shareholder Meeting is not more than 10% of the votes attaching to all Seller Parent Shares held by Seller Parent Independent Shareholders; and (d) the prior approval (by way of poll) by more than 75% of the votes attaching to

Seller Parent Shares held by Seller Parent Shareholders that are voted either in person or by proxy or (being a corporation) by duly authorized representative at Seller Parent Shareholder Meeting of the resolutions necessary to approve the amendments to the articles of association of Seller Parent, the deregistration of Seller Parent from the Cayman Islands and continuation in the British Virgin Islands of Seller Parent as a British Virgin Islands business company and adoption of new memorandum and articles of association, and in each case under the applicable listing and corporate governance rules and regulations of the Hong Kong Exchange and all other applicable Laws, (collectively, the “Seller Parent Requisite Vote”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereunder and thereunder. The execution, delivery and performance by each of the Seller Parties of this Agreement and each of the Ancillary Agreements to which it is a party, and each of the transactions contemplated hereunder or thereunder, have been duly and validly authorized, and, in the case of Seller Parent, except for Seller Parent Requisite Vote, no additional corporate or shareholder authorization or consent is required in connection with the execution, delivery and performance by the Seller Parties of this Agreement and each of the Ancillary Agreements to which it is a party or any of the transactions contemplated hereunder or thereunder.

Section 3.4  Binding Effect.  Each of the Seller Parties has duly executed and delivered this Agreement and at or prior to the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party. This Agreement, when duly and validly authorized, executed and delivered by the Buyer Parties, and each of the Ancillary Agreements to which any of the Seller Parties is a party, when duly and validly authorized, executed and delivered by the applicable counterparties thereto, will constitute a valid and legally binding obligation of the applicable Seller Party, enforceable against such Seller Party, as applicable, in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Section 3.5  Consents and Approvals.  Other than in connection with (a) the HSR Act, the Anti-monopoly Law of the PRC and the regulations promulgated thereunder or any other Antitrust Law, (b) CFIUS pursuant to Section 721 of the DPA, (c) DSS pursuant to the NISPOM, (d) the submission and approval of the announcements as may be required to be issued under the Hong Kong Listing Rules and the Hong Kong Merger Regulation and the Circular to the Hong Kong Exchange and the Hong Kong Executive for approval by the Hong Kong Exchange and the Hong Kong Executive respectfully, (e) the filing with the SEC, and declaration of effectiveness under the Securities Act, of the Form S-4 and (f) the deregistration of the Seller Parent from the Cayman Islands and its continuation in the British Virgin Islands and adoption of a new memorandum and articles of association (the matters covered under (a) through (f) above, collectively, the “Seller’s Required Approvals”), none of the Seller Parties is required to obtain any authorization, waiver, consent or approval of, or make any filing or registration with, or give any notice to, any Government Entity or to obtain any Permit in connection with the execution, delivery and performance by any of the Seller Parties of this Agreement or each of the Ancillary Agreements to which it is a party or any of the transactions contemplated hereunder or thereunder, other than any authorization, waiver, consent, approval, filing, registration, notice or Permit, the failure of which to obtain, make or give would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.6  Non-Contravention.  The execution, delivery and performance by each of the Seller Parties of this Agreement and each of the Ancillary Agreements to which it is a party, and the consummation by the Seller Parties of the transactions contemplated hereunder and thereunder, do not and will not, with or without the giving of notice, the lapse of time or both, (i) assuming the receipt of all consents, approvals, waivers and authorizations and the making of the notices and filings (x) referred to in Section 3.5 or (y) required to be received or made by any of the Transferred Entities, as contemplated by Section 4.3 and Section 4.4, conflict with or violate any provision of the Organizational Documents of any of the Seller Parties, (ii) assuming the receipt of all consents, approvals, waivers and authorizations and the making of the notices and filings (x) referred to in Section 3.5 or (y) required to be received or made by any of the Transferred Entities, as contemplated by Section 4.3 and Section 4.4, conflict with, or result in the breach of, or constitute a default under, or result in the termination, Encumbrance, vesting, cancellation, modification or acceleration of any right or obligation of any of the Seller Parties under, or result in a loss of any benefit to which any of the Seller Parties is entitled under, any Contract, Benefit and Compensation Arrangement or other agreement or instrument binding upon any of the Seller Parties or to which the property of any of the Seller Parties is subject (including, without limitation, the Transferred Equity Interests), or (iii) assuming the receipt of all consents, approvals, waivers and authorizations and the making of notices and filings (A) referred to in Section 3.5 or (B) required to be received or made by any of the Transferred Entities or by the Buyer Parties or any of their Affiliates, violate or result in a breach of or constitute a default under any Law to which any of the Seller is subject or under any Permit of the Seller Parties that is related to the PCB Business, other than, in the case of clauses (ii) and (iii), any conflict, breach, default, termination, Encumbrance, vesting, cancellation, modification, acceleration or loss that would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.7  Finders’ Fees.  Except for fees that may be paid to Merrill Lynch (Asia Pacific) Limited or its Affiliates, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of any of the Seller Parties who would be entitled to any fee or commission from any of the Seller Parties in connection with this Agreement, any of the Ancillary Agreements or the transactions contemplated hereunder and thereunder.

Section 3.8  Litigation.  There is no Litigation pending or, to the Knowledge of the Seller Parties, threatened against or affecting Seller Parent or Seller that challenges the validity or enforceability of this Agreement or the Ancillary Agreements or seeks to enjoin or prohibit consummation of, or seek other material equitable relief with respect to, the transactions contemplated by this Agreement or the Ancillary Agreements or that would, individually or in the aggregate, reasonably be expected to impair or delay materially the ability of any of the Seller Parties to perform its respective obligations hereunder and thereunder.

Section 3.9  HSR Act.  Mr. Tang is the Ultimate Parent Entity (as such term is defined in the HSR Act) of the Transferred Entities based on the requirements and standards set forth in the HSR Act.

Section 3.10  Seller Parent Public Reports.  Each of Seller Parent Public Reports, as of their respective dates, complied in all material respects with Seller Parent’s memorandum and articles of association, the applicable listing and corporate governance rules and regulations of the Hong Kong Exchange and the Hong Kong SFC and all other applicable Laws (including the Hong Kong Listing Rules, the Hong Kong Merger Regulation, and the Companies Law (2009 Revision) of the Cayman Islands). As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment) the information contained in Seller Parent Public Reports relating to the Transferred Entities and the PCB Business, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

Section 3.11  Information in Circular.  The Circular and any amendment or supplement thereto shall not, as of the date of the Circular, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that this representation and warranty does not apply to statements made or incorporated by reference in the Circular based on information supplied by or on behalf of any of the Buyer Parties or any of their respective Affiliates.

Section 3.12  Information in Form S-4 and Proxy Statement.  None of the information supplied or to be supplied by or on behalf of the Seller Parties, the Principal Shareholders or their respective Affiliates for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement to be distributed to the holders Buyer Ultimate Parent Common Stock will, at the time of mailing (or availability pursuant to Rule 14a-16 under the Exchange Act) of the Proxy Statement or any amendments or supplements thereto to the holders of Buyer Ultimate Parent Common Stock and at the time of the Buyer Ultimate Parent Special Meeting, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.13  Filings.  None of the information supplied or to be supplied by or on behalf of the Seller Parties, the Principal Shareholders or their respective Affiliates in writing for inclusion in any application, filing or other document to be filed with any Government Entity in connection with the transactions contemplated by this Agreement (including, without limitation, any communications made pursuant to Rules 165 or 425 under the

Securities Act) will, at the respective times such information is so provided, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 3.14  No Other Representations or Warranties.  Except for representations and warranties expressly contained in this Agreement (as qualified and supplemented by the Seller’s Disclosure Schedules) and the Ancillary Agreements (including any certificates or other instruments delivered in connection with this Agreement and the Ancillary Agreements), none of the Seller Parties or any other Person makes any other express or implied representation or warranty on behalf of any of the Seller Parties relating to any of the Seller Parties or the Principal Shareholders. EACH OF THE BUYER PARTIES ACKNOWLEDGES AND AGREES THAT, EXCEPT IN THE CASE OF FRAUD, THE SELLER PARTIES AND THEIR AFFILIATES WILL NOT HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO THE BUYER PARTIES OR ANY OF THEIR AFFILIATES OR ANY OTHER PERSON RESULTING FROM THE MAKING AVAILABLE OR FAILING TO MAKE AVAILABLE TO THE BUYER PARTIES OR ANY OF THEIR AFFILIATES, OR ANY USE BY THE BUYER PARTIES OR ANY OF THEIR AFFILIATES OF, ANY INFORMATION, INCLUDING ANY INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIAL MADE AVAILABLE TO THE BUYER PARTIES OR ANY OF THEIR AFFILIATES IN CERTAIN “DATA ROOMS” OR MANAGEMENT PRESENTATIONS IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, EXCEPT TO THE EXTENT ANY SUCH INFORMATION IS EXPRESSLY INCLUDED IN A REPRESENTATION OR WARRANTY CONTAINED IN THIS AGREEMENT (AS QUALIFIED AND SUPPLEMENTED BY THE SELLER’S DISCLOSURE SCHEDULES) OR ANY ANCILLARY AGREEMENT (INCLUDING ANY CERTIFICATES OR OTHER INSTRUMENTS DELIVERED IN CONNECTION WITH THIS AGREEMENT AND THE ANCILLARY AGREEMENTS).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES RELATING
TO THE TRANSFERRED ENTITIES AND THE PCB BUSINESS

Except as set forth in the Seller’s Disclosure Schedules or in Seller Parent Public Reports, each of the Seller Parties, jointly and severally, represents and warrants to the Buyer Parties, solely in respect of the Transferred Entities and the PCB Business, as follows:

Section 4.1  Organization and Qualification.  Each Transferred Entity is as of the date of this Agreement, and each Transferred Entity will be as of the Closing, a legal entity duly organized or incorporated, validly existing and, to the extent such concept is applicable under any applicable local Law, in good standing under the Laws of its jurisdiction of organization. Each Transferred Entity has as of the date of this Agreement, and each Transferred Entity will have as of the Closing, all requisite corporate or other similar power and authority to own, lease and operate all of its properties and assets and to carry on its businesses in all material respects as conducted, owned, leased or operated as of the date of this Agreement. Each Transferred Entity is as of the date of this Agreement, and each Transferred Entity will be as of the Closing, duly qualified to do business in each jurisdiction where the ownership or operation of its properties and assets or the conduct of its businesses requires such Transferred Entity to be so qualified, except for any failure to be so qualified that would not, individually or in the aggregate, have a Material Adverse Effect. Seller Parent has made available to Buyer Ultimate Parent, prior to the date of this Agreement, complete and correct copies of the Organizational Documents of each of the Transferred Entities, in each case, as in effect on the date of this Agreement. Each Organizational Document of each Transferred Entity is as of the date of this Agreement and will be as of the Closing in full force and effect and there has been, or will be, no material violation thereof.

Section 4.2  Capitalization.

(a) Section 4.2(a) of the Seller’s Disclosure Schedules sets forth, for each Transferred Entity, as of the date of this Agreement and as of the Closing, (A) the name and jurisdiction of organization of such Transferred Entity, (B) the number of shares of authorized, issued and outstanding Capital Stock of such Transferred Entity and the names of the holders thereof and (C) the number of shares of authorized, issued and outstanding Capital Stock of such Transferred Entity that are held in treasury by such Transferred Entity, as applicable. As of the date of this Agreement, all of the issued and outstanding shares of Capital Stock of the Transferred Entities have been, and as of the Closing, all of the issued and outstanding shares of Capital Stock of the Transferred Entities will be, duly authorized and validly issued, fully paid and not issued in violation of any Equity Rights.

(b) Except for this Agreement and the Ancillary Agreements, and as set forth in Section 4.2(b) of the Seller’s Disclosure Schedules, as of the date of this Agreement and as of the Closing, there are no securities, preemptive or other outstanding rights, rights of first refusal, options, warrants, calls, conversion rights, share appreciation rights, redemption rights, repurchase rights, agreements, plans, “tag along” or “drag along” rights, arrangements, undertakings or commitments of any character (collectively, “Equity Rights”) (i) under which any Transferred Entity is or may become obligated to issue, deliver, redeem, purchase or sell, or cause to be issued, delivered, redeemed, purchased or sold, or in any way dispose of, any Capital Stock, or any securities or obligations that are exercisable or exchangeable for, or convertible into, any Capital Stock, of such Transferred Entity, as applicable, and no securities or obligations evidencing such rights are authorized, issued or outstanding, (ii) giving any Person a right to subscribe for or acquire any Transferred Equity Interests or (iii) obligating any of the Transferred Entities to issue, grant, adopt or enter into any such Equity Right in respect of any Transferred Entity.

(c) As of the date of this Agreement and as of the Closing, except for this Agreement and the Ancillary Agreements, and except as set forth in Section 4.2(c) of the Seller’s Disclosure Schedules, none of the Transferred Entities has any (x) outstanding Indebtedness that could convey to any Person the right to vote, or that is convertible into or exercisable for Transferred Equity Interests or Capital Stock of any Transferred Entity or (y) Equity Rights that entitle or convey to any Person the right to vote with the holder of Transferred Equity Interests or Capital Stock of any Transferred Entity on any matter with respect to the Transferred Equity Interests or such Capital Stock. As of the date of this Agreement and as of the Closing, the issued and outstanding Capital Stock of the Transferred Entities are not subject to any voting trust agreement or other Contract restricting or otherwise relating to the voting, dividend rights or disposition of such Capital Stock. As of the date of this Agreement and as of the Closing, except for this Agreement and the Ancillary Agreements, and except as set forth in Section 4.2(c) of the Seller’s Disclosure Schedules, there are no issued and outstanding or authorized phantom stock, profit participation or similar rights providing economic benefits based, directly or indirectly, on the value or price of the Capital Stock of the Transferred Entities.

Section 4.3  Consents and Approvals.  Other than the Seller’s Required Approvals or as set forth on Section 4.3 of the Seller’s Disclosure Schedules (the “Transferred Entities’ Required Approvals”), no Transferred Entity is required to obtain any authorization, waiver, consent or approval of, or make any filing or registration with, or give any notice to, any Government Entity or to obtain any Permit in connection with the execution, delivery and performance by any of the Seller Parties of this Agreement or each of the Ancillary Agreements to which it or he is a party or any of the transactions contemplated hereunder or thereunder, other than any authorization, waiver, consent, approval, filing, registration, notice or Permit the failure of which to obtain, make or give would not, individually or in the aggregate, have a Material Adverse Effect.

Section 4.4  Non-Contravention.  The execution, delivery and performance by each of the Seller Parties of this Agreement and each of the Ancillary Agreements to which it is a party, and the consummation by the Seller Parties of the transactions contemplated by this Agreement and each of the Ancillary Agreements to which it is a party, do not and will not, with or without the giving of notice, the lapse of time or both, (a) conflict with or violate any provision of the Organizational Documents of any Transferred Entity, (b) assuming the receipt of all consents, approvals, waivers and authorizations and the making of the notices and filings (i) referred to in Section 4.3 or (ii) required to be received or made by the Seller Parties, as contemplated by Section 3.5 and Section 3.6, conflict with, or result in the breach of, or constitute a default under, or result in the termination, Encumbrance, vesting, cancellation, modification or acceleration of any right or obligation of any Transferred Entity under, or result in a loss of any benefit to which any Transferred Entity or the PCB Business is entitled under, any Contract, Benefit and Compensation Arrangement or other agreement or instrument binding upon any Transferred Entity or to which the property of any Transferred Entity is subject, or result in any penalty or other payment by any Transferred Entity, or (c) assuming the receipt of all consents, approvals, waivers and authorizations and the making of notices and filings (i) referred to in Section 4.3 or (ii) required to be received or made by the Seller Parties or by the Buyer Parties or any of their respective Affiliates, violate or result in a breach of or constitute a default under any Law to which any

Transferred Entity is subject or under any Permit of any Transferred Entity that is primarily related to the PCB Business, other than, in the case of clauses (b) and (c), any conflict, breach, default, termination, Encumbrance, vesting, cancellation, modification, acceleration or loss that would not, individually or in the aggregate, have a Material Adverse Effect.

Section 4.5  Financial Information.

(a) Set forth on Section 4.5 of the Seller’s Disclosure Schedules are complete and correct copies of the unaudited combined balance sheet of the Transferred Entities on a carve-out basis as of 30 June 2009 (the “Latest Transferred Entities Balance Sheets”), and audited combined balance sheets of the Transferred Entities on a carve-out basis as of 31 December 2008, 31 December 2007 and 31 December 2006 (the “Transferred Entities Balance Sheet”) and the unaudited combined profit and loss account for the Transferred Entities on a carve-out basis for the six-months period ended 30 June 2009 (the “Latest Transferred Entities Profit and Loss Account” together with the Latest Transferred Entities Balance Sheets, the “Latest Transferred Entities Financial Statements”) and the audited combined profit and loss account for the Transferred Entities for the years ended 31 December 2008, 31 December 2007 and 31 December 2006 (together with the Transferred Entities Balance Sheet, the “Transferred Entities Financial Statements”). The Transferred Entities Financial Statements have been derived from the accounting books and records of the Transferred Entities and present fairly, in all material respects, the combined financial position and results of operations of the Transferred Entities on a carve-out basis as of and for the dates and periods thereof, and each of such Transferred Entities Financial Statements has been prepared in accordance with Hong Kong FRS applied on a basis consistent with past practice, except as expressly provided in the Transferred Entities Financial Statements.

(b) The books and records of the Transferred Entities have been maintained in all material respects in accordance with reasonable business practices. The Latest Transferred Entities Balance Sheet does not reflect any material asset that as of the date herereof does not constitute a part of the PCB Business, and the Latest Transferred Entities Profit and Loss Account does not reflect the results of any material operations of any Person that as of the date hereof does not constitute a part of the PCB Business.

(c) The Transferred Entities maintain in all material respects internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Hong Kong FRS.

Section 4.6  Litigation and Claims.

(a) Other than with respect to Taxes (the sole representations with respect to which are set forth in Section 4.7), and except as set forth in Section 4.6 of the Seller’s Disclosure Schedules, there is no civil, criminal, administrative or regulatory action or Litigation by any Person pending, or to the Knowledge of the Seller Parties, threatened against or relating to any of the Transferred Entities, or any of their properties, assets or rights or the PCB Business, that would, individually or in the aggregate, have a Material Adverse Effect.

(b) Other than with respect to Taxes (the sole representations with respect to which are set forth in Section 4.7) or as set forth on Section 4.6(b) of the Seller’s Disclosure Schedules, no Transferred Entity nor the PCB Business is subject to any order, writ, judgment, award, injunction or decree of any Government Entity or any arbitrator that would, individually or in the aggregate, have a Material Adverse Effect.

Section 4.7  Taxes.  As of the date of this Agreement and as of the Closing Date with respect to the Transferred Entities:

(a) All material Tax Returns with respect to the Transferred Entities required to be filed have been duly and timely filed with the appropriate Government Entity, all such Tax Returns are true, correct and complete in all material respects, and the Transferred Entities have timely paid all Taxes shown as due on such Tax Returns.

(b) There are no material audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes with respect to any of the Transferred Entities, no material issues that have been raised by a Government Entity in connection with any examination of the Tax Returns referred to in Section 4.7(a) are currently pending.

(c) To the Knowledge of the Seller Parties, none of the Transferred Entities (x) is the subject of any material agreement, ruling or arrangement in respect of Taxes with any Government Entity, and no such agreement, ruling or arrangement is pending or (y) is or has been entitled to any Tax holiday, Tax credit, or other similar Tax incentive or benefit from any jurisdiction (other than such benefits as are generally available to all Persons engaged in business and subject to tax as a resident in such jurisdiction), which, to Seller Parties’ Knowledge, would be subject to forfeiture, recapture, or other recovery by the Government Entity granting such benefit in connection with the transactions contemplated hereby or in connection with any dissolution, or cessation of business in, or withdrawal of assets from or a reduction of the number of employees in the relevant jurisdiction.

(d) None of the Transferred Entities has any material liability for the Taxes of any Person under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(e) There are no Encumbrances for Taxes, other than Permitted Encumbrances, upon any of the assets of any Transferred Entity.

(f) No (A) waiver of any statute of limitations in respect of material Taxes, (B) agreement for any extension of time with respect to a Tax assessment or deficiency or (C) power of attorney has been granted with respect to material Taxes, in each case, relating to any Transferred Entity or the assets thereof. None of the Transferred Entities is a party to, bound by, or has any obligation or liability under, any Tax allocation, Tax sharing or Tax indemnity agreement or arrangement.

(g) No Transferred Entity has any investment in United States property within the meaning of Section 956(c) of the Code.

(h) None of the Transferred Entities has constituted either a “distributing corporation” or “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two (2) years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute a “plan” or “series of related transactions” (within the meaning of Section 355 of the Code) with the transactions contemplated by this Agreement.

(i) There has been made available to Buyer correct and complete copies of the relevant portion of all material Tax Returns of the Transferred Entities for the taxable periods ending within the last three calendar years before the Closing Date, which have been filed with the applicable tax authority.

(j) None of the Transferred Entities has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(k) Section 4.7(k) of the Seller’s Disclosure Schedules lists all national, federal, foreign, state, provincial and local jurisdictions in which any of the Transferred Entities files material Tax Returns (excluding any Tax Returns required to be filed in any jurisdiction solely as a result of customs or similar Taxes to which a Transferred Entity may be subject as a result of exporting products to customers residing in such jurisdiction). No claim or inquiry is pending by any Government Entity in a jurisdiction in which a Transferred Entity does not file Tax Returns that it is or may be subject to taxation or any requirement to file Tax Returns in such jurisdiction.

(l) No Transferred Entity has (i) participated in any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(c)(3)(i)(A), or (ii) promoted, marketed, offered to sell, sold or advised in respect of any such “listed transaction.”

(m) None of the Transferred Entities is an expatriated entity (as defined in Section 7874(a)(2)(A) of the Code) or a surrogate foreign corporation (within the meaning of Section 7874(a)(2)(B) of the Code).

Section 4.8  Employee Benefits.

(a) All employment (or form of employment), benefit and compensation agreements, plans, contracts, programs, policies or arrangements covering one or more Employees or former employees of a Transferred Entity

(to the extent there is a current or future obligation to such former employee under any Assumed Benefit and Compensation Arrangement), including any trust instruments and insurance contracts forming a part thereof, any deferred compensation, stock option, stock purchase, stock appreciation rights, stock based or other incentive, bonus, consulting, post-retirement insurance, workers’ compensation, disability, medical insurance, work-related injury or sickness insurance, maternity insurance, retirement, pension, housing or housing funds, union or workers’ activity funding, fringe, perquisite or other benefit, vacation, severance and change in control agreements, plans, contracts, programs, policies or arrangements (the “Benefit and Compensation Arrangements”), are listed on Section 4.8(a) of the Seller’s Disclosure Schedules. Each Benefit and Compensation Arrangement or portion thereof sponsored solely or primarily by any Transferred Entity or one of its Subsidiaries (except as otherwise set forth in Section 4.8(a) of the Seller’s Disclosure Schedules) is separately identified on Section 4.8(a) of the Seller’s Disclosure Schedules and is referred to herein as an “Assumed Benefit and Compensation Arrangement.” Each Assumed Benefit and Compensation Arrangement that provides only health, welfare, retirement, housing or other employee benefits shall be referred to herein as an “Assumed Benefit Arrangement.” Seller Parent has delivered to Buyer Ultimate Parent (A) a copy of each Assumed Benefit and Compensation Arrangement and a summary of each material Benefit and Compensation Arrangement that is not an Assumed Benefit and Compensation Arrangement, and (B) with respect to each Assumed Benefit and Compensation Arrangement (where applicable), (i) the most recent summary plan description, and (ii) the version effective as of the date of this Agreement of all related agreements (including trust agreements), insurance Contracts and other Contracts which implement such plan.

(b) All Benefit and Compensation Arrangements are and have been operated in compliance in all material respects with all applicable Laws of the relevant jurisdiction (including any local regulatory or Tax approval requirements) and, to the extent relevant, the governing provisions of the relevant Benefit and Compensation Arrangement (such Laws and provisions hereinafter referred to as “Applicable Local Law”). No material Litigation is pending or, to the Knowledge of the Seller Parties, threatened with respect to any Benefit and Compensation Arrangement.

(c) All material contributions, reserves or premium payments required to be made with respect to any Employee under the terms of any Assumed Benefit and Compensation Arrangement have been made or have been properly accrued or otherwise adequately reserved for in the Latest Transferred Entities Balance Sheet in accordance with Hong Kong FRS.

(d) There has been no amendment to, or announcement by any Seller Party or any of its Affiliates in respect of the Employees relating to, or change in employee participation or coverage under, any Assumed Benefit and Compensation Arrangement which would increase materially the expense of maintaining such Assumed Benefit and Compensation Arrangement above the level of the expense incurred therefor for the year ended December 31, 2008.

(e) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will (i) entitle any Transferred Employees to severance pay, bonus or benefits or any increase in severance pay, bonus, benefits or would result in an increase in the applicable notice period upon any termination of employment on or after the date of this Agreement, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to any of the Benefit and Compensation Arrangements to any Transferred Employees, (iii) limit or restrict the right of any Buyer Party or any of its Affiliates in respect of the Transferred Employees to merge, amend or terminate any of the Assumed Benefit and Compensation Arrangements or (iv) cause any Seller Party or any of its Affiliates in respect of the Transferred Employees to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award.

Section 4.9  Permits.  Except as set forth on Section 4.9 of the Seller’s Disclosure Schedules, (i) the Transferred Entities hold all Permits required in order to permit the Transferred Entities to own or lease their properties and assets and to conduct the PCB Business under and pursuant to all applicable Laws, in each case, other than any failure to hold any Permit that would not, individually or in the aggregate, have a Material Adverse Effect; (ii) all such Permits are valid and in full force and effect, except for those the failure of which to be valid or to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect; and (iii) no violations with respect to such Permits have occurred that would, individually or in the aggregate, have a Material Adverse Effect, and no Litigation is pending or, to the Knowledge of the Seller Parties, threatened to suspend, cancel, modify, revoke or limit any such Permits, which Litigation would, individually or in the aggregate, have a Material Adverse Effect.

Section 4.10  Environmental Matters.  Except as set forth on Section 4.10 of the Seller’s Disclosure Schedules, (i) the Transferred Entities are in compliance in all material respects with all Environmental Laws applicable to the conduct and operation of their businesses or pertaining to any properties or assets of the Transferred Entities (including any real property now or previously owned by a Transferred Entity during the past five years from the date of this Agreement); (ii) the Transferred Entities have not received any written notice, demand, letter, claim or request for information alleging that they are materially in violation of or liable under any material Environmental Law applicable to the conduct and operation of their businesses, or pertaining to any properties or assets of the Transferred Entities and which remains outstanding; (iii) no Transferred Entity is subject to any order, decree or injunction with any Government Entity concerning liability under any Environmental Law that would, individually or in the aggregate, have a Material Adverse Effect; and (iv) Seller has provided or made available to Buyer Ultimate Parent all material environmental reports, assessments, investigations or other analyses in the possession or control of any of the Seller Parties and prepared at any time since January 1, 2006 relating to property now or previously owned or now leased in connection with the businesses of the Transferred Entities.

Section 4.11  Intellectual Property.

(a) The Transferred Entities either exclusively own free and clear of all Encumbrances, other than Permitted Encumbrances, or have the sufficient and legally enforceable right pursuant to written Contracts to use, all material Intellectual Property that is used in the conduct of the PCB Business or by a Transferred Entity.

(b) Section 4.11(b) of the Seller’s Disclosure Schedules includes a complete and accurate list of all United States, foreign and multinational: (i) Patents and Patent applications; (ii) Trademarks and Trademark applications; (iii) Internet domain names and (iv) Copyright registrations and applications that are owned by one or more of the Transferred Entities. Each application and registration set forth in Section 4.11(b) of the Seller’s Disclosure Schedules is valid, subsisting and in full force and effect.

(c) Section 4.11(c) of the Seller’s Disclosure Schedules includes a complete and accurate list of all material licenses and other rights granted by any Person to a Transferred Entity with respect to Intellectual Property (for this purpose, excluding so-called “off-the-shelf” products and “shrink wrap” software licensed to a Transferred Entity in the ordinary course of business and easily obtained without material expense) (collectively, “Seller Intellectual Property Licenses”). The Seller Intellectual Property Licenses are granted to the Transferred Entities pursuant to a valid written Contract that has not expired or in respect of which no Transferred Entity has received or issued a written notice to terminate such license as of the date of this Agreement.

(d) The conduct of the businesses of the Transferred Entities does not materially infringe, misappropriate, dilute or otherwise violate the Intellectual Property of any other Person or constitute unfair competition or trade practices under the Laws of any jurisdiction that would, individually or in the aggregate, have a Material Adverse Effect. None of the Seller parties or any of the Transferred Entities has received any written (or, to the Knowledge of the Seller Parties, oral) notice or claim asserting any of the foregoing. To the Knowledge of the Seller Parties, none of the Intellectual Property owned or used by any of the Transferred Entities is being infringed, misappropriated, diluted or otherwise violated by any other Person. None of the Seller Parties or any of the Transferred Entities has entered into any Contract granting any other Person the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, any of the Intellectual Property owned by any of the Transferred Entities.

(e) The Transferred Entities have taken commercially reasonable steps to protect their rights in the material Trade Secrets (excluding any information that any Transferred Entity, in the exercise of its business judgment, determined was of insufficient value to protect as a Trade Secret) owned by any of them, including executing written non-disclosure agreements with employees, independent contractors and other third parties with access thereto. To the Knowledge of Seller, (i) such trade secrets have not been used or disclosed by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements that obligate such Person to keep such Trade Secrets confidential and (ii) no third party to any non-disclosure agreement with any Transferred Entity is in breach, violation or default thereof.

(f) Except as set forth in Section 4.11(f) of the Seller’s Disclosure Schedules, none of the Seller Parties nor any of the Transferred Entities has conveyed, pledged or otherwise transferred ownership of, or granted or agreed to grant any exclusive license of or right to use, or granted joint ownership of, any Intellectual Property owned by any of the Transferred Entities to any other Person. None of the Intellectual Property owned by any of the Transferred Entities is subject to any proceeding or any outstanding decree, order or judgment that restricts in any material respect the relevant Transferred Entity’s use, transfer or licensing of such Intellectual Property.

(g) The Transferred Entities use commercially reasonable efforts to protect, in all material respects, (i) personally identifiable information provided by their employees and customers from unauthorized disclosure or use and (ii) the security of their information technology systems, and none of the Transferred Entities has received any written claim pending against them alleging any material breach, violation, misuse or unauthorized disclosure of any of the foregoing. The Transferred Entities have not experienced, within the past twenty-four months, any data loss, breach of security, or other unauthorized access, in any such case, material to the PCB Business, taken as a whole, to its information technology systems or databases by any Person.

(h) From and after the Closing, the Transferred Entities will own or have the right to use pursuant to written Contracts, or as otherwise provided pursuant to this Agreement or any Ancillary Agreement, all Intellectual Property necessary to conduct the PCB Business as conducted on the date of this Agreement and immediately prior to the Closing.

Section 4.12  Labor.

(a) Except as disclosed in this Section 4.12(a) of the Seller’s Disclosure Schedules, none of the Transferred Entities is a party to or bound by any labor agreement, union contract or collective bargaining agreement, and there are no labor unions or other organizations representing any Employee, works councils or employee representative bodies within the Transferred Entities or affecting the Transferred Employees, other than omnibus agreements covering substantially all Employees in a foreign jurisdiction pursuant to the Laws or customary practice of that jurisdiction respecting employees. Each Transferred Entity which employs any Employee and each Seller Party and any other Affiliate of a Seller Party (solely in respect of the Transferred Employees) is or has been in compliance with all applicable Laws in respect of employment and employment practices including, without limitation, all Laws in respect of terms and conditions of employment, health and safety, employee independent contractor classifications, wages and hours of work (e.g. overtime compensation and minimum wages), child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues, unemployment insurance, union or workers’ activity funding, housing and housing funds, medical insurance, work-related injury and sickness insurance, maternity insurance and retirement pensions, unemployment insurance and the collection and payment of withholding or social security Taxes and any similar Tax, except in any such case which does not have a Material Adverse Effect. Since January 1, 2008, there has not been, and there is not now pending or, to the Knowledge of the Seller Parties, threatened (a) any material strike, lockout, slowdown picketing or work stoppage with respect to the Employees or (b) any unfair labor practice charge against the Transferred Entities, in the case of (b), that in any such case does not have a Material Adverse Effect.

(b) Each person who primarily provides services to a Transferred Entity is an Employee. Section 4.12(b) of Seller’s Disclosure Schedules lists or describes (i) each Contract, and each outsourcing, agency or other arrangement (whether with third parties or with any Seller Party or any Affiliate of a Seller Party and whether formal or informal), pertaining to the provision of the services of employees (whether on a full time or part time basis) to any Transferred Entity, and (ii) each person who is employed by a Seller Party or an Affiliate of a Seller Party (other than a Transferred Entity) who primarily provides services to a Transferred Entity (each such person, unless otherwise noted in Section 4.12(b) of Seller’s Disclosure Schedules, a “Transferred Employee”).

Section 4.13  Contracts.

(a) Other than (A) Contracts entered into with customers or suppliers in the ordinary course of business, (B) Surviving PCB Affiliate Arrangements, (C) Contracts that will be terminated at or prior to the Closing,

(D) Contracts relating to lending facilities from banks, in the aggregate amount of approximately $437,500,000, which Contracts will be repaid with the proceeds from the Credit Agreement upon drawdown thereunder, and (E) those Contracts set out in the list contained in Section 4.13(a) of the Seller’s Disclosure Schedules, which are in effect as of the date of this Agreement (the “Specified Contracts”), no Transferred Entity is bound or subject to:

(i) any Contract, other than a Benefit and Compensation Arrangement, that is reasonably expected to provide for payments to, or provide for payments from, a Transferred Entity in excess of $10,000,000;

(ii) any Contract prohibiting or materially restricting the ability of any Transferred Entity to conduct its business, to engage in any business or operate in any geographical area or to compete with any Person;

(iii) any Contract for any joint venture, strategic alliance, partnership or similar arrangement involving a sharing of profits or expenses or payments based on revenues, profits, or assets under management of any Affiliate of the Seller Parties that is reasonably expected to account for revenue to the PCB Business in excess of $10,000,000 on an annual (or annualized) basis or that would reasonably be expected to be material to the Transferred Entities, taken as a whole;

(iv) any Contract relating to any Indebtedness of a Transferred Entity in an amount in excess of $10,000,000, other than: (A) any Indebtedness solely between Transferred Entities; or (B) any Indebtedness for which no Transferred Entity will be liable following the Closing;

(v) any Contract under which (A) any Person has directly or indirectly guaranteed or assumed Indebtedness, liabilities or obligations of any Transferred Entity in respect of the PCB Business that would reasonably be expected to be material to the Transferred Entities, taken as a whole, or (B) a Transferred Entity has directly or indirectly guaranteed or otherwise agreed to be responsible for Indebtedness or liabilities of any Person (other than any Transferred Entity) in each case in excess of $10,000,000;

(vi) any Contract that provides for earn-outs or other similar contingent obligations that would reasonably be expected to result in annual payments of $10,000,000 or more;

(vii) any Contract entered into since January 1, 2007 for the acquisition or disposition of a Person or a division of a Person, or the acquisition or sale of any assets comprising a business or going concern; and

(viii) any PCB Affiliate Arrangement that will be in effect immediately after the Closing.

(b) Seller has made available to Buyer Ultimate Parent prior to the date of this Agreement a complete and correct copy of each written Specified Contract and accurate and complete descriptions of all material terms of each oral Specified Contract, including all material amendments, modifications and supplements thereto as in effect on the date of this Agreement. Each Specified Contract is in full force and effect, and (assuming it is valid and binding on the other parties thereto) is valid and binding on the Transferred Entity that is a party thereto, and, to the Knowledge of the Seller Parties, on each other party thereto. There exists no breach or default of any Specified Contract on the part of any Transferred Entity which (with or without notice or lapse of time or both) would, individually or in the aggregate, have a Material Adverse Effect. No Transferred Entity has received any written notice of an intention to terminate, not to renew or to challenge the validity or enforceability of any Specified Contract, the termination, failure to renew or challenge of which would, individually or in the aggregate, have a Material Adverse Effect.

Section 4.14  Absence of Changes.  During the period between the date of the last balance sheet included in the Latest Transferred Entities Financial Statements and the date of this Agreement, except as set forth on Section 4.14 of the Seller’s Disclosure Schedules and except for any actions taken in connection with any transactions contemplated by this Agreement or any Ancillary Agreement, (a) each Transferred Entity has conducted its business in the ordinary course consistent with past practices of such Transferred Entity, and (b) no Transferred Entity has and, in connection with the PCB Business, no Seller Party has taken any action that would be prohibited by the terms of Section 6.2(A) through (K), had such terms been applicable during such period. During the period between the date of the Latest Transferred Entities Balance Sheet and the date of this Agreement, there has not occurred a Material Adverse Effect.

Section 4.15  Absence of Undisclosed Liabilities.  Other than with respect to Taxes (which is covered by Section 4.7 of this Agreement) and except as set forth on Section 4.15 of the Seller’s Disclosure Schedules, neither the PCB Business, nor any Transferred Entity is subject to any liabilities (whether known, absolute, accrued, contingent or otherwise) except for (a) liabilities to the extent disclosed or reserved against in the Latest Transferred Entities Financial Statements, (b) liabilities which were incurred by any of the Transferred Entities as a result of this Agreement or any Ancillary Agreement and (c) liabilities that are incurred since the date of the Latest Transferred Entities Balance Sheet and are consistent in nature, type and amount with any such liabilities regularly incurred in the ordinary course of business consistent with past practice of the Transferred Entities, to the Knowledge of the Seller Parties, the Transferred Entities do not have any liabilities outside the ordinary course of business which would, individually or in the aggregate, have a Material Adverse Effect.

Section 4.16  Real Property.

(a) Section 4.16(a) of the Seller’s Disclosure Schedules sets forth a list of all owned real properties that are material to any Transferred Entity (“Owned Real Properties”). The applicable Transferred Entity has good and valid title to each Owned Real Property, free and clear of any mortgages, liens, pledges, charges and encumbrances of any nature whatsoever, with such exceptions that (i) are Permitted Encumbrances, (ii) are not material and do not interfere with the use made of such real property by the applicable Transferred Entity, or (iii) would not result in a Material Adverse Effect. None of the Transferred Entities or Seller Parties has received any written notice regarding, and, to the Knowledge of the Seller Parties, there has not been threatened any pending condemnation, eminent domain, compulsory relocation or similar proceeding with respect to all or a portion of any Owned Real Property.

(b) Section 4.16(b) of the Seller’s Disclosure Schedules sets forth a list of all leased, subleased or licensed real properties that are material to any Transferred Entity (“Material Leases”). Each parcel of real property in which any Transferred Entity has an interest (including lease, sublease, license, or occupation) is held under a valid, subsisting and enforceable lease, sublease, license, land use certificate, or other Contract, as applicable, by the applicable Transferred Entity or Seller Party with such exceptions that are (i) Permitted Encumbrances, (ii) not material and do not interfere with the use made of such real property by the applicable Transferred Entity, or (iii) would not result in a Material Adverse Effect. True and correct copies of Material Leases have been delivered or made available to Buyer Ultimate Parent, together with any amendments, modifications or supplements thereto. Except as provided in Section 4.16(b) of the Seller’s Disclosure Schedules, consummation of the transactions contemplated by this Agreement will not result in a breach of, or default under, any Material Lease, and will not result in the payment by any Transferred Entity to any lessor or other third party of any material change in control or other similar fees. None of the Seller Parties or any of its Affiliates has received any written communication from the landlord or lessor under any of the Material Leases claiming that it is in breach of its obligations under such leases, except for written communications claiming breaches that, individually or in the aggregate, would not have a Material Adverse Effect. None of the Transferred Entities or Seller Parties has received any written notice regarding, and, to the Knowledge of the Seller Parties, there has not been threatened any pending condemnation, eminent domain, compulsory relocation or similar proceeding with respect to all or a portion of any real property leased, subleased, licensed or otherwise occupied by any Transferred Entity.

(c) The Owned Real Properties and the Material Leases constitute all material real properties owned, leased, subleased, licensed or otherwise used in the operation of the PCB Business. Such assets constitute all material real properties which are necessary for conducting the PCB Business as now conducted.

Section 4.17  Entire and Sole Business; Sufficiency of Assets.  Except as specifically disclosed in Section 4.17 of the Seller’s Disclosure Schedules, the PCB Business is conducted by or through the Transferred Entities in all material respects and neither Seller nor its Subsidiaries have any interest of any kind in any business similar to or competing with the PCB Business, other than their interest in the Transferred Entities. Except as specifically disclosed in Section 4.17 of the Seller’s Disclosure Schedules, the Transferred Entities do not own any material assets, properties and rights other than those used in connection with the conduct of the PCB Business. Immediately after the Closing, the Transferred Entities will own or have the right to use pursuant to written Contracts, or as otherwise provided pursuant to this Agreement or any Ancillary Agreement, all material assets, properties and rights necessary to conduct the PCB Business as conducted on the date of this Agreement and immediately prior to the Closing. All material tangible assets and properties owned by the Transferred Entities, or which the Transferred Entities have the right to use pursuant to written Contracts, are in good operating condition and repair, subject to ordinary wear and tear and normal industry practice with respect to maintenance, and are usable in the ordinary course of business and are in conformity with all applicable Laws (including Environmental Laws) relating to their construction, use and operation, except in any such case which has not had or would not have a Material Adverse Effect.

Section 4.18  Compliance With Laws.  Except as set forth on Section 4.18 of the Seller’s Disclosure Schedules:

(a) Except with respect to Taxes (which is specifically provided for in Section 4.7 and Section 6.5), since December 31, 2005, each Transferred Entity has complied in all material respects with, is in compliance in all material respects with and has operated and maintained its businesses in compliance with, in each case in all material respects, all material applicable Laws. No investigation by any Government Entity with respect to any Transferred Entity is pending or, to the Knowledge of the Seller Parties, threatened, and no Government Entity has notified any Seller Party or any Transferred Entity in writing or, to the Knowledge of the Seller Parties, orally of its intention to conduct the same.

(b) Except as not prohibited under applicable Law, since December 31, 2005, no Transferred Entity has offered or given anything of value to any official of a Government Entity, any political party or official thereof, or any candidate for political office (i) with the intent of inducing such Person to use such Person’s influence with any Government Entity to affect or influence any act or decision of such Government Entity or to assist the obtaining or retaining of business for, or with, or the directing of business to, any Transferred Entity, or (ii) constituting a bribe, kickback or illegal or improper payment to assist any Transferred Entity in obtaining or retaining business for or with any Government Entity.

(c) Each of Seller Parent, Seller and the Transferred Entities has filed all material registrations, reports, statements of additional information, financial statements, statements, notices and other material filings required to be filed by it with any Government Entity, including all material amendments or supplements to any of the above for the past three years, in each case to the extent related to the PCB Business, except to the extent the failure to file would not, individually or in the aggregate, have a Material Adverse Effect.

Section 4.19  Insurance.  The Transferred Entities maintain, or Seller Parent, Seller or one of their Affiliates maintains on behalf of the Transferred Entities, such worker’s compensation, comprehensive property and casualty, liability, errors and omissions, directors’ and officers’, fidelity and other insurance as they may be required to maintain under applicable Laws. The Transferred Entities have complied in all material respects with the terms and provisions of such policies and bonds. The Transferred Entities are insured against such losses and risks and in such amounts as are customary in the businesses in which they are engaged in the jurisdictions in which they are so engaged.

Section 4.20  Board and Shareholder Approval.  The board of directors of Seller Parent, at a meeting duly called and held, and not subsequently rescinded or modified in any way, has duly adopted resolutions in accordance with Seller Parent’s memorandum and articles of association, the applicable listing and corporate governance rules and regulations of the Hong Kong Exchange and all other applicable Laws (including, without limitation, the Hong Kong Merger Regulation and the Companies Law (2009 Revision) of the Cayman Islands) approving this Agreement and the transactions contemplated by this Agreement. A copy of such resolutions has been provided by Seller Parent to the Hong Kong Exchange. The Seller Parent Requisite Vote is the only approval of the shareholders of Seller Parent necessary to approve this Agreement and the transactions contemplated hereby. The board of directors of Seller, at a meeting duly called and held, and not subsequently rescinded or modified in any way, has duly adopted resolutions approving this Agreement and the transactions contemplated by this Agreement. Seller has received the approval by way of written resolution of Seller Parent, as the sole shareholder of Seller, approving this Agreement and the transactions contemplated hereby, which constitutes the requisite shareholder approval under applicable Law and is the only approval of the sole shareholder of Seller necessary to approve this Agreement and the transactions contemplated hereby.

Section 4.21  Finders’ Fees.  Except for fees that may be paid to Merrill Lynch (Asia Pacific) Limited or its Affiliates, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of any Transferred Entity who would be entitled to any fee or commission from any Transferred Entity in connection with this Agreement, any of the Ancillary Agreements, or the transactions contemplated hereunder and thereunder.

Section 4.22  Affiliate Arrangements.

(a) Except for Surviving PCB Affiliate Arrangements and as set forth in Section 4.22(a)(i) of the Seller’s Disclosure Schedules, other than ordinary course Contracts, liabilities or obligations that will not survive the Closing or Contracts that by their terms are terminable by either party thereby without penalty upon notice of 60 days or less, there is no material Contract between a Transferred Entity, on the one hand, and any Seller Party or any of its Affiliates (other than a Transferred Entity), including, without limitation, any Non-Transferred Entity, on the other hand that will remain in effect following the Closing (any such Contract, liability or obligation, a “PCB Affiliate Arrangement”). Section 4.22(a)(ii) of the Seller’s Disclosure Schedules sets forth a list and brief description of all Surviving PCB Affiliate Arrangements.

(b) To the Knowledge of the Seller Parties, as of the date hereof, no director or officer of any Transferred Entity: (i) owns, directly or indirectly (other than through an investment in Seller Parent or any public company), any economic or ownership interest in any property or asset, real or personal, tangible or intangible, used in or held for use in connection with the PCB Business or (ii) has received any loans from or is otherwise a debtor of, or made any loans to or is otherwise a creditor of, any Transferred Entity, in each case of (i) and (ii), which could reasonably be expected to impair such Person’s independent judgment.

Section 4.23  Customers and Suppliers.  Section 4.23 of the Seller’s Disclosure Schedules sets forth a complete and accurate list of the names of (i) the twenty third-party customers of the Transferred Entities and the PCB Business from whom the Transferred Entities received the highest aggregate amounts for products and services provided during the twelve-month period ended September 30, 2009; and (ii) the twenty third-party suppliers to whom the Transferred Entities paid the highest aggregate amounts for supplies, merchandise and other goods during the twelve-month period ended September 30, 2009. Since September 30, 2009, to Seller Parties’ Knowledge, there has been no significant adverse change in the business relationship of the Transferred Entities any customer or supplier named in Section 4.23 of the Seller’s Disclosure Schedules. None of the Seller Parties has received any communication from any customer or supplier named in Section 4.23 of the Seller’s Disclosure Schedules of any intention to terminate or materially reduce purchases from, supplies to or its relationship with the Transferred Entities.

Section 4.24  No Other Representations or Warranties.  Except for the representations and warranties expressly contained in this Agreement (as qualified and supplemented by the Seller’s Disclosure Schedules) and the Ancillary Agreements (including any certificates or other instruments delivered in connection with this Agreement and the Ancillary Agreements), none of the Seller Parties nor any other Person makes any other express or implied representation or warranty on behalf of any of the Seller Parties relating to the Transferred Entities or the PCB Business. EACH OF THE BUYER PARTIES ACKNOWLEDGES AND AGREES THAT, EXCEPT IN THE CASE OF FRAUD, THE SELLER PARTIES AND THEIR AFFILIATES WILL NOT HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO THE BUYER PARTIES OR ANY OF THEIR AFFILIATES OR ANY OTHER PERSON RESULTING FROM THE MAKING AVAILABLE OR FAILING TO MAKE AVAILABLE TO THE BUYER PARTIES OR ANY OF THEIR AFFILIATES, OR ANY USE BY THE BUYER PARTIES OR ANY OF THEIR AFFILIATES OF, ANY INFORMATION, INCLUDING ANY INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIAL MADE AVAILABLE TO THE BUYER PARTIES OR ANY OF THEIR AFFILIATES IN CERTAIN “DATA ROOMS” OR MANAGEMENT PRESENTATIONS IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, EXCEPT TO THE EXTENT ANY SUCH INFORMATION IS EXPRESSLY INCLUDED IN A REPRESENTATION OR WARRANTY CONTAINED IN THIS AGREEMENT (AS QUALIFIED OR SUPPLEMENTED BY THE SELLER’S DISCLOSURE SCHEDULES) OR ANY ANCILLARY AGREEMENT (INCLUDING ANY CERTIFICATES OR OTHER INSTRUMENTS DELIVERED IN CONNECTION WITH THIS AGREEMENT AND THE ANCILLARY AGREEMENTS).

ARTICLE V

REPRESENTATIONS AND WARRANTIES RELATING TO BUYER PARTIES

Except as set forth in the Buyer’s Disclosure Schedules or in the Buyer Ultimate Parent SEC Reports, each of the Buyer Parties, jointly and severally, represents and warrants to the Seller Parties, as follows:

Section 5.1  Organization and Qualification.  Each of Buyer Ultimate Parent and its Controlled Affiliates is as of the date of this Agreement, and each of them will be as of the Closing, a corporation duly organized, validly existing and, to the extent such concept is applicable under any applicable local Law in good standing under the Laws of its jurisdiction of organization. Buyer is a direct, wholly owned Subsidiary of Buyer Parent, and Buyer Parent is a direct, wholly owned Subsidiary of Buyer Ultimate Parent. Each of Buyer Ultimate Parent, and its Controlled Affiliates has all requisite corporate or other similar power and authority to own, lease and operate all of its properties and assets and to carry on its business in all material respects as conducted, owned, leased or operated as of the date of this Agreement. Each of Buyer Ultimate Parent and its Controlled Affiliate is as of the date of this Agreement, and each of them will be as of the Closing, duly qualified to do business in each jurisdiction where the ownership or operation of its properties and assets or the conduct of its business requires the Buyer Ultimate Parent or such Controlled Affiliate, as applicable, to be so qualified, except for any failure to be so qualified that would not, individually or in the aggregate, have a Buyer Material Adverse Effect. Buyer was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business activities and has no assets, liabilities or obligations of any nature other than in connection with the transactions contemplated by this Agreement. Buyer Ultimate Parent has made available to Seller Parent, prior to the date of this Agreement, complete and correct copies of the Organizational Documents of each of the Buyer Ultimate Parent and its Controlled Affiliates, in each case, as in effect on the date of this Agreement. Except as may be required by CFIUS or DSS or this Agreement, each Organizational Document of each of Buyer Ultimate Parent and its Controlled Affiliates is as of the date of this Agreement and will be as of the Closing in full force and effect and there has been, or will be, no material violation thereof.

Section 5.2  Capitalization.

(a) The authorized capital stock of Buyer Ultimate Parent, as of the date of this Agreement and the date of the Closing, is (a) 100,000,000 shares of Buyer Ultimate Parent Common Stock, of which as of October 30, 2009, 43,170,990 were issued and were outstanding, and none were held in treasury, and (b) 15,000,000 shares of Buyer Ultimate Parent preferred stock, of which as of October 30, 2009, none were issued and outstanding.

(b) The authorized Capital Stock of Buyer Parent, as of the date of this Agreement and the date of the Closing, is 100 shares of Buyer Parent common stock, of which as of the date of this Agreement and the date of the Closing, 100 are issued and outstanding, all of which are held by Buyer Ultimate Parent. The authorized Capital Stock of Buyer, as of the date of this Agreement and the date of the Closing, is 10,000 shares of Buyer common stock, of which as of the date of this Agreement and the date of the Closing, 1 share is issued and outstanding and held by Buyer Parent. From October 30, 2009 through the date of this Agreement and the date of the Closing, Buyer Ultimate Parent has not issued any shares of Capital Stock except pursuant to any exercises or conversions of any Equity Rights in existence on October 30, 2009. As of the date of this Agreement and as of the date of the Closing, all of the issued and outstanding Capital Stock of the Buyer Parties has been duly authorized and are or will have been (as applicable) validly issued, fully paid and non-assessable and not issued in violation of any Equity Rights.

(c) Section 5.2(c) of the Buyer’s Disclosure Schedules sets forth the number of Buyer Ultimate Parent Common Stock reserved for issuance under any Buyer Benefit and Compensation Arrangements, together with the total number of Equity Rights issued and outstanding under any Buyer Benefit and Compensation Arrangements, and a summary of the terms of vesting and average volume weighted exercise price, and how vesting of such Equity Rights may be accelerated or otherwise affected by the transactions contemplated by this Agreement or any of the Ancillary Agreements or by the termination of employment or engagement or change in position of any holder thereof. Except for the issuance of Equity Consideration pursuant hereto and except as set forth on Section 5.2(c) of the Buyer’s Disclosure Schedules, as of the date of this Agreement and as of the Closing, there are no Equity Rights (i) under which any of Buyer Ultimate Parent and its Controlled Affiliates is or may become obligated to issue, deliver, redeem, purchase or sell, or caused to be issued, delivered, redeemed, purchased or sold, or in any way dispose of, any Capital Stock, or any securities or obligations that are exercisable or exchangeable for, or convertible into, any Capital Stock, or any other Equity Rights, of any of Buyer Ultimate Parent or any of its Controlled Affiliates, and no securities or obligations evidencing such rights are authorized, issued or outstanding, (ii) giving any Person a right to subscribe for or acquire any Capital Stock in any of Buyer Ultimate Parent or its Controlled Affiliates or (iii) obligating any of Buyer Ultimate Parent or its Controlled Affiliates to issue, grant, adopt or enter into any such Equity Right in respect of any of Buyer Ultimate Parent or its Controlled Affiliate.

(d) As of the date of this Agreement and as of the Closing, except for this Agreement and the Ancillary Agreements, and except as set forth in Section 5.2(d) of the Buyer’s Disclosure Schedules, none of the Buyer Parties has any (x) outstanding Indebtedness that could convey to any Person the right to vote, or that is convertible into or exercisable for Capital Stock of any of Buyer Ultimate Parent or its Controlled Affiliates or (y) Equity Rights that entitle or convey to any Person the right to vote with the holder of Capital Stock of any of Buyer Ultimate Parent or its Controlled Affiliates on any matter with respect to such Capital Stock. As of the date of this Agreement and as of the Closing, except for this Agreement and the Ancillary Agreements, the issued and outstanding Capital Stock of any of Buyer Ultimate Parent or its Controlled Affiliates are not subject to any voting trust agreement or other Contract restricting or otherwise relating to the voting, dividend rights or disposition of such Capital Stock. As of the date of this Agreement and as of the Closing, except for this Agreement and the Ancillary Agreements, and except as set forth in Section 5.2(d) of the Buyer’s Disclosure Schedules, there are no issued and outstanding or authorized phantom stock, profit participation or similar rights providing economic benefits based, directly or indirectly, on the value or price of the Capital Stock of any of Buyer Ultimate Parent or its Controlled Affiliates.

Section 5.3  Corporate Authorization.

(a) Each of the Buyer Parties has full corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party and, subject only to the prior approval by the holders of Buyer Ultimate Parent Common Stock of the Share Issuance under the applicable rules and regulations of NASDAQ and all applicable Laws, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereunder and thereunder. The execution, delivery and performance by each of Buyer Parties of this Agreement and each of the Ancillary Agreements to which it is a party, and each of the transactions contemplated hereunder or thereunder, have been duly and validly authorized, and, except for the prior approval by the holders of Buyer Ultimate Parent Common Stock of the Share Issuance under the applicable rules and regulations of NASDAQ, no additional corporate or shareholder authorization or consent is required in connection with the execution, delivery and performance by any of the Buyer Parties of this Agreement and each of the Ancillary Agreements to which it is a party or any of the transactions contemplated hereunder or thereunder.

(b) The board of directors of Buyer Ultimate Parent, at a meeting duly called and held, has (i) determined that this Agreement, the Ancillary Agreements and the Purchase are advisable, fair to, and in the best interests of Buyer Ultimate Parent and its shareholders, (ii) duly and validly approved and taken all corporate action required to be taken by the board of directors to authorize the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements and (iii) recommended that the holders of Buyer Ultimate Parent Common Stock approve the Share Issuance, and none of the aforesaid actions by such board of directors has been amended, rescinded or modified. The affirmative vote of a majority of the total votes cast on the proposal to approve the Share Issuance at the Buyer Ultimate Parent Special Meeting (the “Buyer Ultimate Parent Requisite Vote”) is the only approval of the shareholders of Buyer Ultimate Parent necessary to approve the Share Issuance contemplated by this Agreement.

Section 5.4  Consents and Approvals.  Other than in connection with (a) the HSR Act, the Anti-monopoly Law of the PRC and the regulations promulgated thereunder, the Hong Kong Merger Regulation (to the extent required) or any other Antitrust Laws, (b) CFIUS pursuant to Section 721 of the DPA, (c) DSS pursuant to the NISPOM, (d) (i) the filing with the SEC of the Proxy Statement in definitive form under the Exchange Act, (ii) the filing with the SEC, and declaration of effectiveness under the Securities Act, of the registration statement on Form S-4 in connection with the Share Issuance, in which the Proxy Statement will be included as a prospectus (the “Form S-4”), and (iii) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby and (e) the submission and approval of the announcements as may be required to be issued under the Hong Kong Listing Rules and the Hong Kong Merger Regulation and the Circular to the Hong Kong Exchange and the Hong Kong Executive for approval by the Hong Kong Exchange and the Hong Kong Executive respectfully (the matters covered under (a) through (e) above, collectively, the “Buyer’s Required Approvals”), no Buyer Party is required to obtain any authorization, waiver, consent or approval of, or make any filing or registration with, or give any notice to, any Government Entity or to obtain any Permit in connection with the execution, delivery and performance by any of the Buyer Parties of this Agreement or each of the Ancillary Agreements to which it is a party or any of the transactions contemplated hereunder or thereunder, other than any authorization, waiver, consent, approval, filing, registration, notice or Permit, the failure of which to obtain, make or give would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

Section 5.5  Non-Contravention.  The execution, delivery and performance by each of the Buyer Parties of this Agreement and each of the Ancillary Agreements to which it is a party, and the consummation by the Buyer Parties of the transactions contemplated hereunder and thereunder, do not and will not, with or without the giving of notice, the lapse of time or both, (i) conflict with or violate any provision of the Organizational Documents of any of Buyer Ultimate Parent or any of its Controlled Affiliates, (ii) assuming the receipt of all consents, approvals, waivers and authorizations and the making of the notices and filings (A) referred to in Section 5.4, conflict with, or result in the breach of, or constitute a default under, or result in the termination, Encumbrance, vesting, cancellation, modification or acceleration of any right or obligation of any of Buyer Ultimate Parent or any of its Controlled Affiliates under, or result in a loss of any benefit to which any of Buyer Ultimate Parent or any of its Controlled Affiliates is entitled under, any Contract, Buyer Benefit and Compensation Arrangement or other agreement or instrument binding upon any of Buyer Ultimate Parent or any of its Controlled Affiliates or to which any of their property is subject, or result in any penalty or other payment by any of them, or (iii) assuming the receipt of all consents, approvals, waivers and authorizations and the making of notices and filings (A) referred to in Section 5.4 or (B) required to be received or made by any of the Transferred Entities or the Seller Parties, violate or result in a breach of or constitute a default under any Law to which any of Buyer Ultimate Parent or any of its Controlled Affiliates is subject or under any Permit of any of Buyer Ultimate Parent or any of its Controlled Affiliates, other than, in the case of clauses (ii) and (iii), any conflict, breach, default, termination, Encumbrance, vesting, cancellation, modification, acceleration or loss that would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

Section 5.6  Binding Effect.  Each of the Buyer Parties has duly executed and delivered this Agreement and prior to the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party. This Agreement, when duly and validly executed and delivered by the Seller Parties, and each of the Ancillary Agreements to which any of the Buyer Parties is a party, when duly and validly executed and delivered by the applicable counterparties thereto, will constitute a valid and legally binding obligation of the applicable Buyer Party, enforceable against such Buyer Party in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Section 5.7  Equity Consideration.  The Equity Consideration has been duly and validly authorized, and, when issued to Seller pursuant to this Agreement, shall be validly issued, fully paid, non-assessable and free and clear of any Encumbrance (other than restrictions on transfer which arise under applicable securities Laws and other than those arising under the Shareholders Agreement) and shall not have been issued in violation of any Equity Rights. Except for the Ancillary Agreements, there are no, and as of the Closing will not be any, Equity Rights applicable to the Equity Consideration.

Section 5.8  SEC Matters.

(a) Buyer Ultimate Parent has filed or furnished, as applicable, on a timely basis with the SEC, all Buyer Ultimate Parent SEC Reports. Each of the Buyer Ultimate Parent SEC Reports, at the time of its filing or being furnished or submitted complied in all material respects with Buyer Ultimate Parent’s Organizational Documents, the applicable listing and governance rules and regulations of NASDAQ and all other applicable Laws (including the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, and any rules and regulations promulgated thereunder applicable to the Buyer Ultimate Parent SEC Reports). As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment) the Buyer

Ultimate Parent SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b) Buyer Ultimate Parent is in compliance in all material respects with its Organizational Documents, the applicable listing and corporate governance rules and regulations of NASDAQ, and all other applicable Laws (including the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, and any rules and regulations promulgated thereunder).

(c) Buyer Ultimate Parent has established and maintained disclosure controls and procedures required by Exchange Act Rules 13a-14 and 15d-14. Such disclosure controls and procedures are adequate and effective to ensure that information required to be disclosed by Buyer Ultimate Parent, including information relating to its consolidated Affiliates, is recorded and reported on a timely basis to its chief executive officer and chief financial officer by others within those entities. The Buyer Ultimate Parent maintains in all material respects internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(d) Each of the consolidated financial statements of Buyer Ultimate Parent and its Subsidiaries contained in the Buyer Ultimate Parent SEC Reports (the “Buyer Ultimate Parent Financial Statements”), together with related schedules and notes, have been derived from the accounting books and records of Buyer Ultimate Parent and its Subsidiaries and present fairly in all material respects the financial position of Buyer Ultimate Parent and its consolidated Subsidiaries at the dates indicated and the statement of operations and stockholders’ equity and cash flows of Buyer Ultimate Parent and its consolidated Subsidiaries for the periods specified, and said financials have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved, except as disclosed therein.

(e) The books and records of Buyer Ultimate Parent and its Subsidiaries have been maintained in all material respects in accordance with reasonable business practices.

Section 5.9  Absence of Undisclosed Liabilities.  Other than with respect to Taxes (which is covered by Section 5.23 of this Agreement), and except for (a) liabilities to the extent disclosed or reserved against on the last balance sheet included in the Buyer Ultimate Parent Financial Statements (the “Buyer Ultimate Parent Balance Sheet”), (b) liabilities which were incurred by any of the Buyer Parties as a result of this Agreement or any Ancillary Agreement and (c) liabilities that are incurred since the last balance sheet date included in the Buyer Ultimate Parent Balance Sheet and are consistent in nature, type and amount with any such liabilities regularly incurred in the ordinary course of business consistent with past practice of the Buyer Ultimate Parent, to the Knowledge of the Buyer Parties, Buyer Ultimate Parent and its Controlled Affiliates do not have any liabilities outside the ordinary course of business which would, individually or in the aggregate, have a Buyer Material Adverse Effect.

Section 5.10  Absence of Certain Changes.  During the period between the date of the Buyer Ultimate Parent Balance Sheet and the date of this Agreement, except as set forth on Section 5.10 of the Buyer’s Disclosure Schedules and except for any actions taken in connection with any transactions contemplated by this Agreement or any Ancillary Agreement, each of Buyer Ultimate Parent and its Controlled Affiliates (a) has conducted its business in the ordinary course consistent with past practice and (b) has not taken any action that would be prohibited by the terms of Section 6.3 (A) through (K), had such terms been applicable during such period. During the period between the date of the Buyer Ultimate Parent Balance Sheet and the date of this Agreement, there has not occurred a Buyer Material Adverse Effect.

Section 5.11  Financial Capability.  Buyer Ultimate Parent has, or will have at the Closing, funds sufficient to pay the Cash Purchase Price and to pay all fees and expenses required to be paid by the Buyer Parties pursuant to this Agreement.

Section 5.12  Investment Purpose.  Buyer is acquiring all of the Transferred Equity Interests solely for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof in violation of the Securities Act. Buyer acknowledges that the Transferred Equity Interests are not registered under the Securities Act or any other applicable Law, and that the Transferred Equity Interests may not be transferred, sold or otherwise disposed of except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and pursuant to Laws and regulations of other jurisdictions as applicable. Buyer Ultimate Parent is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act. None of the Buyer Parties nor any of its Affiliates has been induced to purchase the Transferred Equity Interests directly or indirectly through any form of any general solicitation or published advertisement.

Section 5.13  Legends.  Buyer understands that, the certificates for Transferred Equity Interests may bear one or all of the following legends:

(a) “THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT.”; and

(b) Any legends required by any federal, state, local or foreign jurisdiction.

Section 5.14  Information in Form S-4 and Proxy Statement.  (i) The Form S-4 will not, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement and any amendment or supplement thereto shall not, at the time of mailing (or availability pursuant to Rule 14a-16 under the Exchange Act) of the Proxy Statement or any amendments or supplements thereto to the holders of Buyer Ultimate Parent Common Stock and at the time of the Buyer Ultimate Parent Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that the representations and warranties in this Section 5.14 do not apply with respect to statements made or incorporated by reference based on information supplied by or on behalf of any of the Seller Parties or any of their respective Affiliates.

Section 5.15  Information in Circular.  None of the information supplied or to be supplied by or on behalf of the Buyer Parties or their respective Affiliates for inclusion or incorporation by reference in the Circular, any announcements or other documents to be posted to Seller Parent Shareholders will, in respect of the Circular, at the time of the date of the Circular and, in respect of any announcements or other documents, at the time of posting to Seller Parent Shareholders or public release, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.16  Filings.  None of the information supplied or to be supplied by or on behalf of the Buyer Parties or any of their respective Affiliates in writing for inclusion in any application, filing or other document to be filed with any Government Entity in connection with the transactions contemplated by this Agreement (including, without limitation, any communications made pursuant to Rules 165 or 425 under the Securities Act) will, at the respective times such documents are filed with any such Government Entity, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 5.17  Finders’ Fees.  Except for fees that may be paid to UBS Securities LLC, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of any of the Buyer Parties who would be entitled to any fee or commission from any of the Buyer Parties in connection with this Agreement, any of the Ancillary Agreements or the transactions contemplated hereunder and thereunder.

Section 5.18  Litigation and Claims.

(a) Other than with respect to Taxes (the sole representations with respect to which are set forth in Section 5.23) or as is otherwise disclosed in Section 5.18(a) of the Buyer’s Disclosure Schedules, there is no civil, criminal, administrative or regulatory action or Litigation by any Person pending, or to the Knowledge of the Buyer Parties, threatened against or relating to any of Buyer Ultimate Parent or any of its Controlled Affiliates, or

any of their properties, assets or rights that seeks to enjoin or prohibit consummation, or seek other material equitable relief with respect to, the transactions contemplated by this Agreement or the Ancillary Agreements or that would, individually or in the aggregate, have a Buyer Material Adverse Effect.

(b) Other than with respect to Taxes (the sole representations with respect to which are set forth in Section 5.23) or as set forth on Section 5.18(b) of the Buyer’s Disclosure Schedules or in the Buyer Ultimate Parent SEC Reports, none of Buyer Ultimate Parent nor any of its Controlled Affiliates is subject to any order, writ, judgment, award, injunction or decree of any Government Entity or any arbitrator that would, individually or in the aggregate, have a Buyer Material Adverse Effect.

Section 5.19  Permits.  Except as set forth on Section 5.19 of the Buyer’s Disclosure Schedules: (i) Buyer Ultimate Parent and its Controlled Affiliates hold all Permits required in order to permit them to own or lease their properties and assets and to conduct their businesses under and pursuant to all applicable Laws, in each case, other than any failure to hold any Permit that would not, individually or in the aggregate, have a Buyer Material Adverse Effect; (ii) all such Permits are valid and in full force and effect, except for those the failure of which to be valid or to be in full force and effect would not, individually or in the aggregate, have a Buyer Material Adverse Effect; and (iii) no violations with respect to such Permits have occurred that would, individually or in the aggregate, have a Buyer Material Adverse Effect, and no Litigation is pending or, to the Knowledge of the Buyer Parties, threatened to suspend, cancel, modify, revoke or limit any such Permits, which Litigation would, individually or in the aggregate, have a Buyer Material Adverse Effect.

Section 5.20  Environmental Matters.  Except as set forth on Section 5.20 of the Buyer’s Disclosure Schedules: (i) Buyer Ultimate Parent and its Controlled Affiliates are in compliance in all material respects with all Environmental Laws applicable to the conduct and operation of their businesses or pertaining to any of their properties or assets (including any real property now or previously owned by a Buyer Ultimate Parent or any of its Controlled Affiliates during the past five years from the date of this Agreement); (ii) Buyer Ultimate Parent and its Controlled Affiliates have not received any written notice, demand, letter, claim or request for information alleging that they are materially in violation of or liable under any material Environmental Law applicable to the conduct and operation of their businesses, or pertaining to any of their properties or assets and which remains outstanding; (iii) none of Buyer Ultimate Parent nor any of its Controlled Affiliates is subject to any order, decree or injunction with any Government Entity concerning liability under any Environmental Law that would, individually or in the aggregate, have a Buyer Material Adverse Effect; and (iv) the Buyer Parties have provided or made available to the Seller Parties all material environmental reports, assessments, investigations or other analyses in the possession or control of any of the Buyer Parties and prepared at any time since January 1, 2006 relating to property now or previously owned or now leased in connection with the businesses of Buyer Ultimate Parent and its Controlled Affiliates.

Section 5.21  Intellectual Property.

(a) Buyer Ultimate Parent and its Controlled Affiliates either exclusively own free and clear of all Encumbrances, other than Buyer Permitted Encumbrances, or have the sufficient and legally enforceable right pursuant to written Contracts to use, all material Intellectual Property that is used in the conduct of the business of Buyer Ultimate Parent and is Controlled Affiliates.

(b) Section 5.21(b) of the Buyer’s Disclosure Schedules includes a complete and accurate list of all United States, foreign and multinational: (i) Patents and Patent applications; (ii) Trademarks and Trademark applications; (iii) Internet domain names and (iv) Copyright registrations and applications that are owned by one or more of Buyer Ultimate Parent and its Controlled Affiliates. Each application and registration set forth in Section 5.21(b) of the Buyer’s Disclosure Schedules is valid, subsisting and in full force and effect.

(c) Section 5.21(c) of the Buyer’s Disclosure Schedules includes a complete and accurate list of all material licenses and other rights granted by any Person to the Buyer Ultimate Parent or any of its Controlled Affiliates with respect to Intellectual Property (for this purpose, excluding so-called “off-the-shelf” products and “shrink wrap” software licensed to the Buyer Ultimate Parent or any of its Controlled Affiliates in the ordinary course of business and easily obtained without material expense) (collectively, “Buyer Intellectual Property Licenses”). The Buyer Intellectual Property Licenses are granted to the Buyer Ultimate Parent or any of its Controlled Affiliates pursuant to a valid written Contract that has not expired or in respect of which neither Buyer Ultimate Parent nor any of its Affiliates has received or issued a written notice to terminate such license as of the date of this Agreement.

(d) The conduct of the businesses of Buyer Ultimate Parent and its Controlled Affiliates does not materially infringe, misappropriate, dilute or otherwise violate the Intellectual Property of any other Person or constitute unfair competition or trade practices under the Laws of any jurisdiction that would, individually or in the aggregate, have a Buyer Material Adverse Effect. None of the Buyer Ultimate Parent and its Controlled Affiliates has received any written (or to the Knowledge of the Buyer Parties, oral) notice or claim asserting any of the foregoing. To the Knowledge of the Buyer Parties, none of the Intellectual Property owned or used by any of Buyer Ultimate Parent or any of its Controlled Affiliates is being infringed, misappropriated or otherwise violated by any other Person. None of Buyer Ultimate Parent and its Controlled Affiliates has entered into any Contract granting any other Person the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, any of the Intellectual Property owned by any of Buyer Ultimate Parent and its Controlled Affiliates.

(e) The Buyer Ultimate Parent and its Controlled Affiliates have taken commercially reasonable steps to protect their rights in the material Trade Secrets (excluding any information that the Buyer Ultimate Parent or any of its Controlled Affiliates, in the exercise of its business judgment, determined was of insufficient value to protect as a Trade Secret) owned by any of them, including executing written non-disclosure agreements with employees, independent contractors and other third parties with access thereto. To the Knowledge of the Buyer Parties, (i) such trade secrets have not been used or disclosed by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements that obligate such Person to keep such Trade Secrets confidential and (ii) no third party to any non-disclosure agreement with the Buyer Ultimate Parent or any of its Controlled Affiliates is in breach, violation or default thereof.

(f) Except as set forth in Section 5.21(f) of the Buyer’s Disclosure Schedules, neither the Buyer Ultimate Parent nor any of its Controlled Affiliates has conveyed, pledged or otherwise transferred ownership of, or granted or agreed to grant any exclusive license of or right to use, or granted joint ownership of, any Intellectual Property owned by any of the Transferred Entities to any other Person. None of the Intellectual Property owned by the Buyer Ultimate Parent or any of its Controlled Affiliates is subject to any proceeding or any outstanding decree, order or judgment that restricts in any material respect the Buyer Ultimate Parent’s or the relevant Controlled Affiliate’s use, transfer or licensing of such Intellectual Property.

(g) The Buyer Ultimate Parent and its Controlled Affiliates use commercially reasonable efforts to protect, in all material respects, (i) personally identifiable information provided by their employees and customers from unauthorized disclosure or use and (ii) the security of their information technology systems, and neither the Buyer Ultimate Parent nor any of its Controlled Affiliates has received any written claim pending against them alleging any material breach, violation, misuse or unauthorized disclosure of any of the foregoing. The Buyer Ultimate Parent and its Controlled Affiliates have not experienced any data loss, breach of security, or other unauthorized access, in any such case, material to the business of the Buyer Ultimate Parent and its Controlled Affiliates, taken as a whole, to its information technology systems or databases by any Person.

(h) From and after the Closing, the Buyer Ultimate Parent and its Controlled Affiliates will own or have the right to use pursuant to written Contracts, or as otherwise provided pursuant to this Agreement or any Ancillary Agreement, all Intellectual Property necessary to conduct their respective businesses as conducted on the date of this Agreement and immediately prior to the Closing.

Section 5.22  Compliance With Laws.  Except as set forth on Section 5.22 of the Buyer’s Disclosure Schedules:

(a) Except with respect to Taxes (which is specifically provided for in Section 5.23), since December 31, 2005, each of Buyer Ultimate Parent and its Controlled Affiliates has complied in all material respects with, is in compliance in all material respects with and has operated and maintained its business in compliance with, in each case in all material respects, all material applicable Laws. No investigation by any Government Entity with respect to any of Buyer Ultimate Parent or any of its Controlled Affiliates is pending or, to the Knowledge of the Buyer Parties, threatened, and no Government Entity has notified any of Buyer Ultimate Parent or any of its Controlled Affiliates in writing or, to the Knowledge of the Buyer Parties, orally of its intention to conduct the same.

(b) Except as not prohibited under applicable Law, since December 31, 2005, none of Buyer Ultimate Parent nor any of its Controlled Affiliates has offered or given anything of value to any official of a Government Entity, any political party or official thereof, or any candidate for political office (i) with the intent of inducing such Person to use such Person’s influence with any Government Entity to affect or influence any act or decision of such Government Entity or to assist the obtaining or retaining of business for, or with, or the directing of business to, any of Buyer Ultimate Parent or any of its Controlled Affiliates, or (ii) constituting a bribe, kickback or illegal or improper payment to assist any of Buyer Ultimate Parent or any of its Controlled Affiliates in obtaining or retaining business for or with any Government Entity.

(c) Each of Buyer Ultimate Parent or any of its Controlled Affiliates has filed all material registrations, reports, statements of additional information, financial statements, statements, notices and other material filings required to be filed by it with any Government Entity, including all material amendments or supplements to any of the above for the past three years, in each case to the extent related to its businesses, except to the extent the failure to file would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

Section 5.23  Taxes.  As of the date of this Agreement and as of the Closing Date, with respect to the Buyer Ultimate Parent and its Controlled Affiliates:

(a) All material Tax Returns with respect to the Buyer Ultimate Parent and its Controlled Affiliates required to be filed have been duly and timely filed with the appropriate Government Entities, all such Tax Returns are true, correct and complete in all material respects, and Buyer Ultimate Parent and its Controlled Affiliates have timely paid all Taxes shown as due on such Tax Returns.

(b) There are no material audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes with respect to any of the Buyer Ultimate Parent or its Controlled Affiliates, no material issues that have been raised by a Government Entity in connection with any examination of the Tax Returns referred to in Section 5.23(a) are currently pending.

(c) To the Buyer Parties’ Knowledge, none of Buyer Ultimate Parent or its Controlled Affiliates (x) is the subject of any material agreement, ruling or arrangement in respect of Taxes with any Government Entity, and no such agreement, ruling or arrangement is pending or (y) is or has been entitled to any Tax holiday, Tax credit, or other similar Tax incentive or benefit from any jurisdiction (other than such benefits as are generally available to all Persons engaged in business and subject to tax as a resident in such jurisdiction), which, to Buyer Parties’ Knowledge, would be subject to forfeiture, recapture, or other recovery by the Government Entity granting such benefit in connection with the transactions contemplated hereby or in connection with any dissolution, or cessation of business in, or withdrawal of assets from or a reduction of the number of employees in the relevant jurisdiction.

(d) None of Buyer Ultimate Parent or its Controlled Affiliates has any material liability for the Taxes of any Person under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(e) There are no Encumbrances, except for Buyer Permitted Encumbrances, for Taxes upon any of the assets of Buyer Ultimate Parent or its Controlled Affiliates.

(f) No (A) waiver of any statute of limitations in respect of material Taxes, (B) agreement for any extension of time with respect to a Tax assessment or deficiency or (C) power of attorney has been granted with respect to material Taxes, in each case, relating to the Buyer Ultimate Parent or any of its Controlled Affiliates or the assets thereof. None of Buyer Ultimate Parent or its Controlled Affiliates is a party to, bound by, or has any obligation or liability under, any Tax allocation, Tax sharing or Tax indemnity agreement or arrangement.

(g) None of Buyer Ultimate Parent or its Controlled Affiliates will be required to include any item of income in or exclude any item of deduction from, taxable income for any period ending after the Closing Date as a result of any (i) request for a ruling, advance pricing agreement, or “closing agreement” as defined in

Section 7121 of the Code (or any corresponding or similar provision of U.S. state or local or foreign Tax law); (ii) material installment sale or open transaction disposition made on or before the Closing Date; (iii) adjustment pursuant to Section 481(a) (change in accounting method) of the Code or any similar provision of U.S. state or local or foreign Tax law; (iv) material deferred intercompany item or (v) excess loss account as described in U.S. Treasury Regulations under Section 1504 or any similar provision of U.S. state or local or foreign Tax law.

(h) Each of Buyer Ultimate Parent and its Controlled Affiliates is, and has at all times during its existence been, classified for U.S. income Tax purposes as the type of entity set forth in Section 5.23(h) of the Buyer’s Disclosure Schedules hereto.

(i) None of Buyer Ultimate Parent or its Subsidiaries is or has been a member of any consolidated, combined, connected, unitary affiliated or similar group of corporations that filed or was required to file consolidated, combined or unitary Tax Returns (or any Tax Returns of a similar nature or statutes under the provisions of U.S. federal, state or local or foreign Law) other than a group which includes only Buyer Ultimate Parent and its Subsidiaries.

(j) None of Buyer Ultimate Parent and its Controlled Affiliates has constituted either a “distributing corporation” or “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two (2) years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute a “plan” or “series of related transactions” (within the meaning of Section 355 of the Code) with the transactions contemplated by this Agreement.

(k) There has been made available to Seller Parties correct and complete copies of the relevant portion of all material Tax Returns of Buyer Ultimate Parent and its Controlled Affiliates for the taxable periods ending within the last three calendar years before the Closing Date, which have been filed.

(l) Section 5.23(l) of the Buyer’s Disclosure Schedules lists all national, federal, foreign, state, provincial and local jurisdictions in which any of the Buyer Ultimate Parent or its Controlled Affiliates file Tax Returns. No claim or inquiry has been made by any Government Entity in a jurisdiction in which the Buyer Ultimate Parent or a Controlled Affiliate of Buyer Ultimate Parent, as appropriate, does not file Tax Returns that it is or may be subject to taxation or any requirement to file Tax Returns in such jurisdiction.

(m) None of Buyer Ultimate Parent or any of its Controlled Affiliates has (i) participated in any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(c)(3)(i)(A) or (ii) promoted, marketed, offered to sell, sold or advised in respect of any such “listed transaction.”

(n) None of Buyer Ultimate Parent or its Controlled Affiliates is an expatriated entity (as defined in Section 7874(a)(2)(A) of the Code) or a surrogate foreign corporation (within the meaning of Section 7874(a)(2)(B) of the Code).

Section 5.24  Employee Benefits.

(a) All employment (or form of employment), benefit and compensation agreements, plans, contracts, programs, policies or arrangements covering one or more Buyer Employees or former Buyer Employees, including any trust instruments and insurance contracts forming a part thereof, any deferred compensation, stock option, stock purchase, stock appreciation rights, stock based or other incentive, bonus, consulting, post-retirement insurance, workers’ compensation, disability, medical insurance, work-related injury or sickness insurance, maternity insurance, retirement, pension, housing or housing funds, union or workers’ activity funding, fringe, perquisite or other benefit, vacation, severance and change in control agreements, plans, contracts, programs, policies or arrangements, including without limitation any “employee benefit plans” within the meaning of Section 3(3) of ERISA and all amendments thereto (the “Buyer Benefit and Compensation Arrangements”), are listed on Section 5.24(a) of the Buyer’s Disclosure Schedules, are and have been operated in compliance in all material respects with all applicable Laws of the relevant jurisdiction (including any local regulatory or Tax approval requirements) and, to the extent relevant, the governing provisions of the relevant Benefit and Compensation

Arrangement. No material Litigation is pending or, to the Knowledge of the Buyer Parties, threatened with respect to any Buyer Benefit and Compensation Arrangement.

(b) None of the Buyer Parties nor any Buyer ERISA Affiliate has, within the six year period prior to the date of this Agreement, ever maintained, established, sponsored, participated in, or contributed to, any U.S. Buyer Benefit and Compensation Arrangement that is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA subject to Title IV of ERISA or Section 412 of the Code. The term “Buyer ERISA Affiliate” means any Person that, together with Buyer Ultimate Parent or any of its Subsidiaries, would be deemed a “single employer” within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code. No direct, contingent or secondary liability has been incurred or is expected to be incurred by any Buyer Party under Title IV of ERISA to any party with respect to any U.S. Buyer Benefit and Compensation Arrangement or “multiemployer plan” within the meaning of Section 3(37) of ERISA, or with respect to any other U.S. Buyer Benefit and Compensation Arrangement presently or heretofore maintained or contributed to by any Buyer ERISA Affiliate.

(c) All material contributions, reserves or premium payments required to be made with respect to any Buyer Employee under the terms of any Buyer Benefit and Compensation Arrangement have been made or have been properly accrued or otherwise adequately reserved for in the Buyer Ultimate Parent Financial Statements or will otherwise be timely made prior to the Closing Date.

(d) There has been no amendment to, or announcement by any Buyer Party or any of its Affiliates in respect of the Buyer Employees relating to, or change in employee participation or coverage under, any Buyer Benefit and Compensation Arrangement which would increase materially the expense of maintaining such Buyer Benefit and Compensation Arrangement above the level of the expense incurred therefor for the year ended December 31, 2008.

(e) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will (i) entitle any Buyer Employees to severance pay, bonus or benefits or any increase in severance pay, bonus, benefits or would result in an increase in the applicable notice period upon any termination of employment on or after the date of this Agreement, (ii) accelerate the time of payment, exercisability or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to any of the Buyer Benefit and Compensation Arrangements to any Buyer Employees, (iii) limit or restrict the right of any Buyer Party or any of its Affiliates in respect of the Buyer Employees to merge, amend or terminate any of the Buyer Benefit and Compensation Arrangements, (iv) cause any Buyer Party or any of its Affiliates in respect of the Buyer Employees to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award or (v) result in payments under any of the Buyer Benefit and Compensation Arrangements which would not be deductible under Section 280G of the Code.

(f) None of the Buyer Ultimate Parent nor any of its Controlled Affiliates has granted or agreed to grant or accelerate or cause an acceleration of, the time of vesting, exercisability or payment of awards (including without limitation, any equity based compensation such as restricted stock units or options) held by any of the Buyer Employees under any Buyer Benefit and Compensation Plan. None of the boards of directors of Buyer Ultimate Parent nor any of its Controlled Affiliates has approved such acceleration in connection with the execution and consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 5.25  Labor.

(a) None of the Buyer Ultimate Parent nor any of its Controlled Affiliates is a party to or bound by any labor agreement, union contract or collective bargaining agreement, and there are no labor unions or other organizations representing any Buyer Employee, works councils or employee representative bodies within the Buyer Parties, other than omnibus agreements covering substantially all Buyer Employees in a jurisdiction pursuant to the Laws or customary practice of that jurisdiction respecting employees. Each of the Buyer Ultimate Parent and each of its Controlled Affiliates that employs any Buyer Employee is or has been in compliance with all applicable Laws in respect of employment and employment practices including, without limitation, all Laws in respect of terms and conditions of employment, health and safety, employee independent contractor classifications, wages and hours of work (e.g. overtime compensation and minimum wages), child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’

compensation, labor relations, employee leave issues, unemployment insurance, union or workers’ activity funding, housing and housing funds, medical insurance, work-related injury and sickness insurance, maternity insurance and retirement pensions, unemployment insurance and the collection and payment of withholding or social security Taxes and any similar Tax, except in any such case which does not have a Material Adverse Effect. Since January 1, 2008, there has not been, and there is not now pending or, to the Knowledge of the Buyer Parties, threatened (a) any material strike, lockout, slowdown, picketing or work stoppage with respect to the Buyer Employees or (b) any unfair labor practice charge against Buyer Ultimate Parent or any of its Controlled Affiliates, in the case of (b), that in any such case does not have a Buyer Material Adverse Effect.

(b) Section 5.25(b) of Buyer’s Disclosure Schedules lists or describes (i) each Contract, and each outsourcing, agency or other arrangement (whether with third parties or with Buyer Ultimate Parent or any of its Controlled Affiliates and whether formal or informal), pertaining to the provision of the services of employees (whether on a full time or part time basis) to any of Buyer Ultimate Parent or any of its Controlled Affiliates, and (ii) each person who is employed by Buyer Ultimate Parent or any of its Controlled Affiliates (other than a Transferred Entity) who primarily provides services to by Buyer Ultimate Parent or any of its Controlled Affiliates.

Section 5.26  Contracts.

(a) Other than those Contracts entered into with customers or suppliers in the ordinary course of business and those Contracts set out in the list contained in Section 5.26(a) of the Buyer’s Disclosure Schedules, which are in effect as of the date of this Agreement, none of Buyer Ultimate Parent or any of its Controlled Affiliates is bound by or subject to:

(i) any Contract, other than a Buyer Benefit and Compensation Arrangement, that is reasonably expected to provide for payments to, or provide for payments from, Buyer Ultimate Parent or any of its Controlled Affiliates, in excess of $10,000,000;

(ii) any Contract prohibiting or materially restricting the ability of any of by Buyer Ultimate Parent or any of its Controlled Affiliates to conduct its business, to engage in any business or operate in any geographical area or to compete with any Person;

(iii) any Contract for any joint venture, strategic alliance, partnership or similar arrangement involving a sharing of profits or expenses or payments based on revenues, profits, or assets under management of Buyer Ultimate Parent or any of its Controlled Affiliates that is reasonably expected to account for revenue to Buyer Ultimate Parent or any of its Controlled Affiliates in excess of $10,000,000 on an annual (or annualized) basis or that would reasonably be expected to be material to Buyer Ultimate Parent and its Controlled Affiliates, taken as a whole;

(iv) any Contract relating to any Indebtedness of Buyer Ultimate Parent or any of its Controlled Affiliates in an amount in excess of $10,000,000, other than: (A) any Indebtedness solely between Buyer Ultimate Parent or any of its Controlled Affiliates; or (B) any Indebtedness for which none of Buyer Ultimate Parent nor any of its Controlled Affiliates will be liable following the Closing;

(v) any Contract under which (A) any Person has directly or indirectly guaranteed or assumed Indebtedness, liabilities or obligations of any of Buyer Ultimate Parent or any of its Controlled Affiliates that would reasonably be expected to be material to Buyer Ultimate Parent and its Controlled Affiliates, taken as a whole, or (B) Buyer Ultimate Parent or any of its Controlled Affiliates has directly or indirectly guaranteed or otherwise agreed to be responsible for Indebtedness or liabilities of any Person (other than any of Buyer Ultimate Parent or any of its Controlled Affiliates) in each case in excess of $10,000,000;

(vi) any Contract that provides for earn-outs or other similar contingent obligations that would reasonably be expected to result in annual payments of $10,000,000 or more; and

(vii) any Contract entered into since January 1, 2007 for the acquisition or disposition of a Person or a division of a Person, or the acquisition or sale of any assets comprising a business or going concern.

(b) Buyer Ultimate Parent has made available to Seller Parent prior to the date of this Agreement a complete and correct copy of each written Contract described in Section 5.26(a) above (the “Buyer Specified Contracts”) and accurate and complete descriptions of all material terms of each oral Buyer Specified Contract, including all material amendments, modifications and supplements thereto as in effect on the date of this Agreement. Each Buyer Specified Contract is in full force and effect, and is valid and binding on Buyer Ultimate Parent or any of its Controlled Affiliates that is a party thereto, and, to the Knowledge of the Buyer Parties, on each other party thereto. There exists no breach or default of any Buyer Specified Contract on the part of any of Buyer Ultimate Parent or any of its Controlled Affiliates which (with or without notice or lapse of time or both) would, individually or in the aggregate, have a Buyer Material Adverse Effect. No Buyer Party has received any written notice of an intention to terminate, not to renew or to challenge the validity or enforceability of any Buyer Specified Contract, the termination, failure to renew or challenge of which would, individually or in the aggregate, have a Buyer Material Adverse Effect.

Section 5.27  Real Property.

(a) Section 5.27(a) of the Buyer’s Disclosure Schedules sets forth a list of all owned real properties that are material to any Buyer Party (“Buyer Owned Real Properties”). The applicable Buyer Party has good and marketable title to each Buyer Owned Real Property, free and clear of any mortgages, liens, pledges, charges and encumbrances of any nature whatsoever, with such exceptions that (i) are not material and do not interfere with the use made of such real property by the applicable Buyer Party, or (ii) would not result in a Buyer Material Adverse Effect. None of the Buyer Parties has received any written notice regarding, and, to the Knowledge of the Buyer Parties, there has not been threatened any pending condemnation, eminent domain, compulsory relocation or similar proceeding with respect to all or a portion of any Buyer Owned Real Property.

(b) Section 5.27(b) of the Buyer’s Disclosure Schedules sets forth a list of all leased, subleased or licensed real properties that are material to any of Buyer Ultimate Parent or any of its Controlled Affiliates (“Buyer Material Leases”). Each parcel of real property in which any of Buyer Ultimate Parent or any of its Controlled Affiliates has an interest (including lease, sublease, license, or occupation) is held under a valid, subsisting and enforceable lease, sublease, license, land use certificate, or other Contract, as applicable, by the Buyer Ultimate Parent or its applicable Controlled Affiliate with such exceptions that are (i) not material and do not interfere with the use made of such real property by Buyer Ultimate Parent or its applicable Controlled Affiliate, or (ii) would not have resulted in a Buyer Material Adverse Effect. True and correct copies of Buyer Material Leases have been delivered or made available to Seller Parent, together with any amendments, modifications or supplements thereto. Except as provided in Section 5.27(b) of the Buyer’s Disclosure Schedules, consummation of the transactions contemplated by this Agreement will not result in a breach of, or default under, any Buyer Material Lease, and will not result in the payment by any Buyer Party to any lessor or other third party of any change in control or other similar fees. None of the Buyer Parties or any of their Affiliates has received any written communication from the landlord or lessor under any of the Buyer Material Leases claiming that it is in breach of its obligations under such leases, except for written communications claiming breaches that would not have a Buyer Material Adverse Effect. None of the Buyer Parties has received any written notice regarding, and, to the Knowledge of the Buyer Parties, there has not been threatened any pending condemnation, eminent domain, compulsory relocation or similar proceeding with respect to all or a portion of any real property leased, subleased, licensed or otherwise occupied by Buyer Ultimate Parent or any of its Controlled Affiliates.

(c) The Buyer Owned Real Properties and the Buyer Material Leases constitute all material real properties owned, leased, subleased, licensed or otherwise used in the operation of the business of Buyer Ultimate Parent and its Controlled Affiliates.

Section 5.28  Sufficiency of Assets.  Except as specifically disclosed in Section 5.28 of the Buyer’s Disclosure Schedules, Buyer Ultimate Parent and its Controlled Affiliates own or have the right to use all material assets, properties and rights necessary to the conduct of their businesses as currently conducted. Immediately after the Closing, Buyer Ultimate Parent and its Controlled Affiliates will own or have the right to use pursuant to written Contracts, or as otherwise provided pursuant to this Agreement or any Ancillary Agreement, all material assets, properties and rights necessary to conduct their businesses as conducted on the date of this Agreement and immediately prior to the Closing. All material tangible assets and properties owned by Buyer Ultimate Parent and its Controlled Affiliates, or which Buyer Ultimate Parent and its Controlled Affiliates have the right to use pursuant to written Contracts, are in good operating condition and repair, subject to ordinary wear and tear and normal industry practice with respect to maintenance, and are usable in the ordinary course of business and are in conformity with all applicable Laws (including Environmental Laws) relating to their construction, use and operation, except in such cases which has not had or would not have a Buyer Material Adverse Effect.

Section 5.29  Insurance.  Buyer Ultimate Parent and its Controlled Affiliates maintain such worker’s compensation, comprehensive property and casualty, liability, errors and omissions, directors’ and officers’, fidelity and other insurance as they may be required to maintain under applicable Laws. Buyer Ultimate Parent and its Controlled Affiliates have complied in all material respects with the terms and provisions of such policies and bonds. Buyer Ultimate Parent and its Controlled Affiliates are insured against such losses and risks and in such amounts as are customary in the businesses in which they are engaged in the jurisdictions in which they are so engaged.

Section 5.30  Affiliate Arrangements.  To the Knowledge of the Buyer Parties, as of the date hereof, no director or officer of any of Buyer Ultimate Parent or any of its Controlled Affiliates: (i) owns, directly or indirectly (other than through an investment in Buyer Ultimate Parent or any public company), any economic or ownership interest in any property or asset, real or personal, tangible or intangible, used in or held for use in connection with the business of Buyer Ultimate Parent or any of its Controlled Affiliates or (ii) has received any loans from or is otherwise a debtor of, or made any loans to or is otherwise a creditor of, any of Buyer Ultimate Parent or any of its Controlled Affiliates, in each case of (i) and (ii), which could reasonably be expected to impair such Person’s independent judgment.

Section 5.31  Customers and Suppliers.  Section 5.31 of the Buyer’s Disclosure Schedules sets forth a complete and accurate list of the names of (i) the twenty third-party customers of Buyer Ultimate Parent and its Controlled Affiliates from whom they received the highest aggregate amounts for products and services provided during the twelve-month period ended September 30, 2009; and (ii) the twenty third-party suppliers to whom they paid the highest aggregate amounts for supplies, merchandise and other goods during the twelve-month period ended September 30, 2009. Since September 30, 2009, there has been no significant adverse change in the business relationship of Buyer Ultimate Parent or any of its Controlled Affiliates with any customer or supplier named in Section 5.31 of the Buyer’s Disclosure Schedules. None of Buyer Ultimate Parent nor any of its Controlled Affiliates has received any communication from any customer or supplier named in Section 5.31 of the Buyer’s Disclosure Schedules of any intention to terminate or materially reduce purchases from, supplies to or its relationship with Buyer Ultimate Parent or such Controlled Affiliate.

Section 5.32  No Other Representations or Warranties.  Except for representations and warranties expressly contained in this Agreement (as qualified or supplemented by the Buyer’s Disclosure Schedules) and the Ancillary Agreements (including any certificates or other instruments delivered in connection with this Agreement and the Ancillary Agreements), none of the Buyer Parties or any other Person makes any other express or implied representation or warranty on behalf of any of the Buyer Parties relating to any of Buyer Ultimate Parent or any of its Controlled Affiliates. EACH OF THE SELLER PARTIES ACKNOWLEDGES AND AGREES THAT, EXCEPT IN THE CASE OF FRAUD, THE BUYER PARTIES AND THEIR AFFILIATES WILL NOT HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO THE SELLER PARTIES OR ANY OF THEIR AFFILIATES OR ANY OTHER PERSON RESULTING FROM THE MAKING AVAILABLE OR FAILING TO MAKE AVAILABLE TO THE SELLER PARTIES OR ANY OF THEIR AFFILIATES, OR ANY USE BY THE SELLER PARTIES OR ANY OF THEIR AFFILIATES OF, ANY INFORMATION, INCLUDING ANY INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIAL MADE AVAILABLE TO THE SELLER PARTIES OR ANY OF THEIR AFFILIATES IN CERTAIN “DATA ROOMS” OR MANAGEMENT PRESENTATIONS IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, EXCEPT TO THE EXTENT ANY SUCH INFORMATION IS EXPRESSLY INCLUDED IN A REPRESENTATION OR WARRANTY CONTAINED IN THIS AGREEMENT (AS QUALIFIED OR SUPPLEMENTED BY THE BUYER’S DISCLOSURE SCHEDULES) OR ANY ANCILLARY AGREEMENT (INCLUDING ANY CERTIFICATES OR OTHER INSTRUMENTS DELIVERED IN CONNECTION WITH THIS AGREEMENT AND THE ANCILLARY AGREEMENTS).

ARTICLE VI

COVENANTS

Section 6.1  Access and Information.

(a) From the date of this Agreement until the earlier of the Closing Date or termination of this Agreement in accordance with its terms, subject to the terms of this Section 6.1 and the confidentiality obligations set forth in the Confidentiality Agreement and this Agreement and any applicable Law (including any Antitrust Law) (as determined by Seller Parent in its reasonable discretion in the case of clause (i) below or by Buyer Ultimate Parent in its reasonable discretion in the case of clause (ii) below), (i) Seller Parent shall and shall cause its Affiliates and Representatives to (A) afford Buyer Ultimate Parent and its Representatives reasonable access, during regular business hours and upon reasonable advance notice, to the Employees, the Books and Records, the Contracts, the assets and properties of the Transferred Entities and the employees and Representatives of Seller Parent and Seller who have knowledge relating directly to the PCB Business, in each case, in order that Buyer Ultimate Parent and its Representatives shall have the reasonable opportunity to make such investigation as Buyer Ultimate Parent and its Representatives shall reasonably require in connection with any matters relating to the Transferred Entities and the transactions contemplated by this Agreement, (B) furnish, or cause to be furnished, to Buyer Ultimate Parent and its Representatives any financial and operating data and other information that is reasonably available to Seller Parent, Seller and their Representatives with respect to the Transferred Entities or the PCB Business as Buyer Ultimate Parent and its Representatives from time to time may reasonably request, (C) instruct the Employees and the employees and Representatives of Seller Parent, Seller and their Affiliates who have knowledge relating directly to the PCB Business to cooperate reasonably with Buyer Ultimate Parent and its Representatives in their investigation of the PCB Business and any matters relating thereto and to the transactions contemplated by this Agreement and (D) cooperate reasonably with Buyer Ultimate Parent in connection with any approvals, applications, waivers, consents or any other request for information or requirements of any Government Entity to be made, filed or obtained by the Buyer Parties, and (ii) Buyer Ultimate Parent shall and shall cause its Affiliates and Representatives to (A) afford Seller Parent and its Representatives reasonable access, during regular business hours and upon reasonable advance notice, to the Buyer Employees, the Buyer Books and Records, the Contracts, the assets and properties of the Buyer Ultimate Parent and its Controlled Affiliates and the employees and Representatives of the Buyer Ultimate Parent and its Controlled Affiliates who have knowledge relating directly to its business, in each case, in connection with such investigation as Seller Parent and its Representatives shall reasonably require in connection with any matters relating to the transactions contemplated by this Agreement, (B) furnish, or cause to be furnished, to Seller Parent and its Representatives any financial and operating data and other information that is reasonably available to Buyer Ultimate Parent and its Controlled Affiliates and their Representatives with respect to Buyer Ultimate Parent and its Controlled Affiliates as Seller Parent and its Representatives from time to time may reasonably request, (C) instruct the employees and Representatives of Buyer Ultimate Parent and its Controlled Affiliates who have knowledge relating to Buyer Ultimate Parent and its Controlled Affiliates to cooperate reasonably with Seller Parent and its Representatives in their investigation of Buyer Ultimate Parent and its Controlled Affiliates and any matters relating thereto and to the transactions contemplated by this Agreement and (D) cooperate reasonably with Seller Parent in connection with any approvals, applications, waivers, consents or any other request for information or requirements of any Government Entity to be made, filed or obtained by the Seller Parties; provided, however, that any such access to information shall be conducted at the expense of the requesting Party (such cost not to include manager time incurred by the Providing Party of its Affiliates), at a reasonable time, under the supervision of the Providing Party or its Representatives and not to interfere with the normal operations of the business of the Providing Party or its Affiliates; provided, further, that in no event shall any party have access to any information if allowing that access (x) based on advice of counsel to the party that is providing access, information or cooperation pursuant to this Section 6.1(a) (the “Providing Party”), would reasonably be expected to result in the loss of attorney-client privilege, (y) would in the reasonable judgment of the Providing Party (A) result in the disclosure of any material trade secrets, unless the applicable information is reasonably necessary for integration purposes and then only if it does not involve the furnishing of information about sensitive fiduciary matters, (B) violate any obligation of the Providing Party with respect to confidentiality so long as, with respect to confidentiality, the Providing Party has made commercially reasonable efforts to safeguard the confidentiality of any such information and minimize any reasonable concerns in connection therewith including using commercially reasonable efforts to seek to obtain a waiver regarding the possible disclosure from the third party to whom it owes an obligation of confidentiality or (C) cause competitive harm to the Providing Party or its Affiliates if the transactions contemplated by this Agreement are not consummated, or (z) based on the advice of counsel to the party that is providing access, is prohibited by applicable Law; provided, further, that with respect to clauses (x) and (y) of this Section 6.1(a), in the event that any such clauses prevents the providing of information pursuant to this Section 6.1(a), the Providing Party shall use commercially reasonable efforts to develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the receiving party. All requests for information made pursuant to this Section 6.1(a) shall be directed in writing to an executive officer of Seller Parent or Buyer Ultimate Parent, as the case may be, or such Person or Persons as may be designated by Seller Parent or Buyer Ultimate Parent, as the case may be.

(b) Following the Closing Date, to the extent permitted by applicable Law, Buyer Ultimate Parent agrees to provide (or cause its Subsidiaries and Representatives to provide) Seller Parent and its Representatives with reasonable access, during regular business hours and upon reasonable advance notice, to the Books and Records and any other documents that any Buyer Party acquires pursuant to this Agreement and to the Buyer Parties’ employees and Representatives, in each case, to the extent that any such Books and Records are related to any Transferred Entity or the PCB Business during the period prior to the Closing Date and otherwise necessary or expedient for Seller Parent or its Representatives to comply with the terms of this Agreement, any applicable Law or any request of a Government Entity; provided, however, that any such access and review shall be granted and conducted in such manner as not to interfere unreasonably with the conduct of the business of the Buyer Parties or any of their Affiliates; provided, further, that in no event shall Seller Parent or its Representatives have access to any information if allowing that access (x) based on advice of counsel of Buyer Ultimate Parent, information or cooperation pursuant to this Section 6.1(b), would reasonably be expected to result in the loss of attorney-client privilege, (y) would in the reasonable judgment of Buyer Ultimate Parent violate any obligation of any of the Buyer Parties with respect to confidentiality so long as such Buyer Party has made commercially reasonable efforts to obtain a waiver regarding the possible disclosure from the third party to whom it owes an obligation of confidentiality (and Buyer Ultimate Parent shall not after the date hereof enter into any such obligation or permit any of its Controlled Affiliates (including any Transferred Entities) to do so), or (z) based on the advice of counsel, is prohibited by applicable Law. Seller Parent shall bear any out-of-pocket costs incurred in connection with the provision of such access by Buyer Ultimate Parent following the Closing Date. In addition to the other obligations set forth herein, Buyer Ultimate Parent shall, and shall cause its Controlled Affiliates (including the Transferred Entities) and its Representatives to, retain and preserve all of the Books and Records and all other documents that any Buyer Party acquires pursuant to this Agreement in accordance with its customary retention policy and in any event for five years following Closing.

(c) Buyer Ultimate Parent undertakes, for a period of five years from the Closing Date, to:

(i) keep in a safe place and with the same security measures that apply to Buyer Ultimate Parent’s own secure documentation (which Buyer Ultimate Parent confirms are appropriate for a comparable business as carried on by Buyer Ultimate Parent) the Books and Records within its possession to ensure that they are maintained for a period of five years after the Closing Date;

(ii) upon written request from Seller Parent, Buyer Ultimate Parent will use commercially reasonable efforts, subject to the capabilities of the Transferred Entities acquired on the Closing Date, to provide the document or copy of the document within a reasonable period of time following receipt of such written request; and

(iii) give to Seller Parent a copy of any document included in the Books and Records within five Business Days from the receipt of a written request from Seller Parent.

Seller Parent agrees, solely with respect to Buyer Ultimate Parent’s obligations under this Section 6.1(c) and without affecting any other obligation of Buyer Ultimate Parent in this Agreement, that it shall only request copies of Books and Records in connection with a (i) bona fide obligation to respond to a request from a competent, Government Entity to disclose Books and Records or (ii) necessary or expedient to comply with applicable Law, or information included in such Books and Records, and undertakes, provided it is in Seller Parent’s reasonable opinion practicable and permitted by Law, to provide evidence of such request in a form reasonably satisfactory to

Buyer Ultimate Parent at the time the request for the Books and Records is made (and, if it is not practicable or permitted, shall instead provide a certificate signed on behalf of Seller Parent confirming that such request is in response to a bona fide regulatory, governmental, legal or judicial requirement). Without prejudice to Buyer Ultimate Parent’s obligation to maintain appropriate security measures pursuant to clause (i), nothing herein shall require Buyer Ultimate Parent to create, alter or modify any of its information technology systems in order to comply with this Section 6.1(c); it being understood that the foregoing shall not affect Buyer Ultimate Parent’s obligation to maintain Books and Records for five years.

Section 6.2  Conduct of Business of the Transferred Entities.  Except as set forth in Section 6.2 of the Seller’s Disclosure Schedules, during the period from the date of this Agreement to and through the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, except as otherwise expressly contemplated by this Agreement, as required by any applicable Law, or as Buyer Ultimate Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Seller Parties shall cause each Transferred Entity to (a) conduct its business in the ordinary course of business in all material respects consistent with past practice and (b) use commercially reasonable efforts to preserve intact its business and operations and retain present officers. Except as set forth in Section 6.2 of the Seller’s Disclosure Schedules, during the period from the date of this Agreement to and through the Closing Date, except as otherwise expressly contemplated by this Agreement and the Ancillary Agreements, as required by any applicable Law, or as Buyer Ultimate Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Seller Parties shall not, and shall cause the Transferred Entities not to, without limiting the generality of the foregoing, do any of the following with respect to any of the Transferred Entities, provided, however, that none of the following shall prohibit the Transferred Entities from maintaining or entering into Surviving PCB Affiliate Arrangements in the ordinary course of business consistent with past practices:

(A) (i) acquire any business that would be included in the Transferred Entities by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in a transaction or series of related transactions, or enter into any Contract, letter of intent or similar arrangement (whether or not enforceable) with respect to the foregoing or (ii) with respect to any Transferred Entity, adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(B) take any action or enter into any agreement or transaction, or cause any Person to, directly or indirectly, take any action or enter into any agreement or transaction, that would prevent, materially delay or impair the consummation of the transactions contemplated by this Agreement or any of the Ancillary Agreements;

(C) sell, lease, license (other than ordinary course intellectual property licenses), transfer, pledge, charge, convey, assign, mortgage or otherwise dispose of any material properties or assets, tangible or intangible, of any Transferred Entity, other than inventory in the ordinary course of business and obsolete or non-used assets or rights or as otherwise permitted by this Section 6.2 or with a fair market value not in excess of $10,000,000 in the aggregate;

(D) other than transactions between or among Transferred Entities or between or among any Seller Party and any Transferred Entity or any of their respective Subsidiaries, issue, sell, deliver, pledge, charge, transfer, dispose of or encumber (i) any Capital Stock of any Transferred Entity, or (ii) any Equity Rights in respect of, security convertible into, exchangeable for or evidencing the right to subscribe for or acquire either any securities convertible into or exchangeable for, or evidencing the right to subscribe for or acquire, any shares of the Capital Stock of any Transferred Entity (it being understood that Buyer Ultimate Parent may withhold its consent for any reason with respect to any such issuance, sale, delivery, pledge, transfer or disposition to a third party or with respect to any such Encumbrance);

(E) amend, cancel, waive, modify or otherwise dispose of or permit to lapse any rights in any material Intellectual Property used in connection with the PCB Business, other than such Intellectual Property that is no longer used in connection with the PCB Business;

(F) except as required by the terms of any Benefit and Compensation Arrangement in effect as of the date of this Agreement and listed on Section 4.8(a) of the Seller’s Disclosure Schedules, (i) hire any person to become an Employee or individual independent contractor of the Transferred Entities with annual compensation in excess of $250,000, (ii) terminate, adopt or amend any Benefit and Compensation Arrangement, (other than any amendment, termination or adoption that does not materially impact any of the Employees), (iii) terminate any Employee with annual compensation in excess of $250,000 (except for cause) or (iv) grant or agree to grant or accelerate the time of vesting or payment of awards held by any of the Employees under any Benefit and Compensation Arrangement, and, with respect to clauses (i) through (ii) of the foregoing, except in the ordinary course of business consistent with past practices;

(G) pay, discharge, settle or satisfy any claims, actions, arbitrations, disputes or other proceedings (absolute, accrued, asserted or unasserted, contingent or otherwise) that would result in any Transferred Entity being enjoined except as would not, individually or in the aggregate, have a Material Adverse Effect;

(H) except as contemplated by this Agreement or the Ancillary Agreements, amend in any material respect any provision of Organizational Document of any Transferred Entity or of any term of any outstanding security issued by any Transferred Entity;

(I) with respect to Indebtedness that will remain outstanding following the Closing, incur, assume or guarantee (including by way of any agreement to “keep well” or of any similar arrangement) or cancel or waive any claims under any Indebtedness or other claims or rights of substantial value or amend or modify the terms relating to any such Indebtedness, claims or rights, except for any such incurrences, assumptions or guarantee of Indebtedness or amendments of the terms of such Indebtedness in the ordinary course of business consistent with past practices involving an aggregate amount not exceeding $10,000,000;

(J) make any distribution (whether in cash, stock, Equity Rights or property) or declare, pay or set aside any dividend with respect to, or split, combine, redeem, reclassify, purchase or otherwise acquire directly, or indirectly, any Capital Stock of any of the Transferred Entities or make any other changes in the capital structure of any of the Transferred Entities; or

(K) authorize or enter into any Contract or commitment with respect to any of the foregoing.

Section 6.3  Conduct of Business of Buyer Ultimate Parent.  Except as set forth in Section 6.3 of the Buyer’s Disclosure Schedules, during the period from the date of this Agreement to and through the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, except as otherwise contemplated by this Agreement, as required by any applicable Law or as Seller Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Buyer Ultimate Parent shall (a) conduct its businesses in the ordinary course of business in all material respects consistent with past practice and (b) use commercially reasonable efforts to preserve intact its business and operations and retain present officers. Except as set forth in Section 6.3 of the Buyer’s Disclosure Schedules, during the period from the date of this Agreement to and through the Closing Date, except as otherwise contemplated by this Agreement, as required by any applicable Law or as Seller Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Buyer Ultimate Parent shall not, and shall cause its Controlled Affiliates not to do, without limiting the generality of the foregoing, any of the following:

(A) (i) acquire any business by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in a transaction or series of related transactions, or enter into any Contract, letter of intent or similar arrangement (whether or not enforceable) with respect to the foregoing or (ii) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(B) take any action or enter into any agreement or transaction, or cause any Person to, directly or indirectly, take any action or enter into any agreement or transaction, that would prevent, materially delay or impair the consummation of the transactions contemplated by this Agreement or any of the Ancillary Agreements;

(C) sell, lease, license (other than ordinary course intellectual property licenses), transfer, pledge, charge, convey, assign, mortgage or otherwise dispose of any material properties or assets, tangible or intangible, of the Buyer Ultimate Parent or any of its Subsidiaries, other than obsolete or non-used assets or rights or as otherwise permitted by this Section 6.2 or with a fair market value not in excess of $10,000,000 in the aggregate, provided, however, that the Buyer Ultimate Parent and its Subsidiaries shall be permitted to sell its Redmond, Washington; Dallas, Oregon; Hayward, California; and Los Angeles, California production facilities;

(D) other than (i) transactions between or among the Buyer Ultimate Parent or any of its Subsidiaries (ii) issuance of Equity Rights relating to 1,000,000 shares of Buyer Ultimate Parent Common Stock to Buyer Employees under a Buyer Benefit and Compensation Arrangement in the ordinary course of business consistent with past practice (iii) issuance of Buyer Ultimate Parent Common Stock in the ordinary course of business consistent with past practice, upon the exercise of Equity Rights issued to Buyer Employees under a Buyer Benefit and Compensation Arrangement on their normal vesting date and in accordance with the terms of ordinary issuance (and not as a result of any acceleration or vesting thereof), (iv) issuance of Capital Stock of Buyer Ultimate Parent upon the conversion of Buyer Ultimate Parent’s convertible indebtedness outstanding as of the date hereof and pursuant to and in accordance with their existing terms as set forth in the Buyer Ultimate Parent SEC Reports as of the date hereof, and (v) issuance of Capital Stock with the prior approval of Seller Parent (such approval not to be unreasonably withheld or delayed; provided, however, that in no circumstances shall Seller Parent be obligated to approve any issuance of Capital Stock at below market value), issue, sell, deliver, pledge, charge, transfer, dispose of or encumber (x) any Capital Stock of Buyer Ultimate Parent or any of its Controlled Affiliates, or (y) any Equity Rights in respect of, security convertible into, exchangeable for or evidencing the right to subscribe for or acquire either any securities convertible into or exchangeable for, or evidencing the right to subscribe for or acquire, any shares of the Capital Stock of the Buyer Ultimate Parent or any of its Controlled Affiliates (it being understood that Seller Parent may withhold its consent for any reason with respect to any such issuance, sale, delivery, pledge, transfer or disposition to a third party or with respect to any such Encumbrance);

(E) amend, cancel, waive, modify or otherwise dispose of or permit to lapse any rights in any material Intellectual Property held by the Buyer Ultimate Parent or any of its Controlled Affiliates;

(F) except as required by the terms of any Buyer Benefit and Compensation Arrangement in effect as of the date of this Agreement and listed on Section 5.24(a) of the Buyer’s Disclosure Schedules, (i) hire any person to become an Buyer Employee or individual independent contractor of the Buyer Ultimate Parent or any of its Subsidiaries with annual compensation in excess of $250,000, (ii) terminate, adopt or amend any Buyer Benefit and Compensation Arrangement, (iii) terminate any Buyer Employee with annual compensation in excess of $250,000 (except for cause) or (iv) grant or agree to grant or accelerate, or cause an acceleration of, through the time of vesting or payment of awards held by any of the Buyer Employees under any Buyer Benefit and Compensation Arrangement, and, with respect to clauses (i) through (ii) of the foregoing, except in the ordinary course of business consistent with past practices;

(G) pay, discharge, settle or satisfy any claims, actions, arbitrations, disputes or other proceedings (absolute, accrued, asserted or unasserted, contingent or otherwise) resulting in any of Buyer Ultimate Parent of any of its Controlled Affiliates being enjoined, except as would not, individually or in the aggregate, have a Buyer Material Adverse Effect;

(H) except as contemplated by this Agreement or the Ancillary Agreements, or as required by a Special Security Agreement or any other FOCI mitigation agreement or measure, amend in any material respect any provision of Organizational Document of any of Buyer Ultimate Parent or its Controlled Affiliates or of any term of any outstanding security issued by any of Buyer Ultimate Parent or its Controlled Affiliates;

(I) with respect to Indebtedness, incur, assume or guarantee (including by way of any agreement to “keep well” or of any similar arrangement) or cancel or waive any claims under any Indebtedness or other claims or rights of substantial value or amend or modify the terms relating to any such Indebtedness, claims or rights, except for any such incurrences, assumptions or guarantee of Indebtedness or amendments of the terms of such Indebtedness in the ordinary course of business consistent with past practices involving an aggregate amount not exceeding $10,000,000;

(J) make any distribution (whether in cash, stock, Equity Rights or property) or declare, pay or set aside any dividend with respect to, or split, combine, redeem, reclassify, purchase or otherwise acquire directly, or indirectly, any Capital Stock of Buyer Ultimate Parent or make any other changes in the capital structure of Buyer Ultimate Parent; or

(K) authorize or enter into any Contract or commitment with respect to any of the foregoing.

Section 6.4  Reasonable Best Efforts.

(a) (i) Except where a different threshold of efforts is expressly provided in this Agreement (in which case, such different threshold of efforts shall apply), each of the Seller Parties and the Buyer Parties shall cooperate and shall, and the Seller Parties shall cause each of the Transferred Entities to, and Buyer Ultimate Parent shall cause each of its Controlled Affiliates to, use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on their respective parts under this Agreement and applicable Laws to consummate and make effective the transactions contemplated by this Agreement as promptly as reasonably practicable, including, (x) preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, waivers, orders, interpretive guidance, exemptions, permits and authorizations necessary or advisable to be obtained from any third party and/or any Government Entity in order to consummate the transactions contemplated by this Agreement, and (y) taking all actions reasonably necessary in order to comply with or satisfy the requirements of any applicable Law or other requirements of any Government Entity that would prevent the consummation of the transactions contemplated by this Agreement by the Termination Date; provided, however, that the Seller Parties and the Buyer Parties shall not, and the Seller Parties shall cause each of the Transferred Entities not to, and Buyer Ultimate Parent shall cause each of its Controlled Affiliates not to, make any filing for any such notice, report or filing in respect of consents, registrations, approvals, waivers, orders, interpretive guidance, exemptions, permits and authorizations with respect to any antitrust or merger or NISPOM or CFIUS filings, or initiate any communications with any Government Entity with respect to any antitrust or merger or NISPOM or CFIUS filings, without first consulting with the other Parties in order to give the Parties a reasonable opportunity to comment on the content of antitrust or merger or NISPOM or CFIUS filings relevant to the transaction contemplated under this Agreements in order to present the best case for unconditional clearance of the transaction before a merger filing is submitted to a Government Entity. Without limiting the generality of the foregoing, each of the Seller Parties and the Buyer Parties shall, and the Seller Parties shall cause each of the Transferred Entities to, and Buyer Ultimate Parent shall cause each of its Controlled Affiliates to, make as promptly as reasonably practicable all filings and submissions required under any applicable Law in connection with this Agreement and the transactions contemplated by this Agreement, and file promptly any additional information requested under any applicable Law in connection with this Agreement and the transactions contemplated by this Agreement, after receipt of the request therefor.

(ii) Notwithstanding the obligations in this Section 6.4 to the contrary, in connection with obtaining the approval of any Government Entity to the Closing, none of the Buyer Parties or any of their Affiliates and none of the Seller Parties or any of their Affiliates shall be required to (A) sell, divest, hold separate, or otherwise dispose of any of its or their respective businesses, properties or assets, (B) conduct its or their businesses in a specified manner or (C) agree to take any of the actions set forth in clause (A) or (B) above that would, in the case of the Buyer Parties, result in any Buyer Regulatory Impediments or, in the case of the Seller Parties, result in any Seller Regulatory Impediments.

(iii) If the Parties become aware of the existence of an approval of a Government Entity or any Law that is reasonably expected to prevent the Closing they shall consult and reasonably cooperate with one another in connection with determining a mutually acceptable manner of dealing with any related Property and assets, and, subject to the standards set forth in (ii) above, take all reasonable action in connection therewith, including by agreeing on appropriate risk sharing.

(b) In furtherance of, but without limitation of, Section 6.4(a), as promptly as practicable after the date hereof: (i) each of Buyer Ultimate Parent and Seller Parent shall, to the extent required, prepare and file Notification and Report Forms under the HSR Act with the Unites States Federal Trade Commission and the Antitrust Division of the United States Department of Justice (and shall file as promptly as practicable after the date hereof each form and report required by the antitrust and competition authorities in the jurisdictions listed in Section 6.4(b)(i) of the Seller’s Disclosure Schedules) and provide all supplemental information in connection therewith pursuant to the

HSR Act; (ii) Buyer Ultimate Parent and Seller Parent shall submit a joint filing to CFIUS, and promptly respond to any requests for supplemental information that CFIUS may make, pursuant to Section 721 of the DPA and the applicable regulations thereto with regard to the Purchase and the other transactions contemplated by this Agreement; and (iii) Buyer Ultimate Parent and Seller Parent shall enter into negotiations with DSS and other Government Entities that may have equities in the transaction regarding mitigation of FOCI through a Special Security Agreement or similar FOCI-mitigation measure or other appropriate measure to address any U.S. national security concerns.

(c) The Seller Parties, on the one hand, and the Buyer Parties, on the other hand, shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, Affiliates, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the preparation of any registration statement, proxy or information statement or any other statement or circular (including, without limitation, the Form S-4, the Proxy Statement, the Circular and any announcement or documents to be posted to Seller Parent Shareholders), filing, notice or application made to any third party and/or any Government Entity in connection with the transactions contemplated by this Agreement (including, without limitation, all filing, notice or application that may be required by the Hong Kong Exchange, the Hong Kong SFC, the Hong Kong Listing Rules and the Hong Kong Merger Regulation and all other applicable Laws).

(d) Except as prohibited by applicable Law or any Government Entity, the Seller Parties, on the one hand, and the Buyer Parties, on the other hand, shall keep each other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement, including promptly furnishing the others with copies of notices or other communications received by such Party, or any of its Affiliates, from any third party and/or any Government Entity with respect to the transactions contemplated by this Agreement, except, in the case of the Seller Parties, the Seller Parties may redact any portion of such notices or other communications related to any business of the Seller Parties and their Affiliates other than those conducted by the Transferred Entities. None of the Seller Parties, on the one hand, or the Buyer Parties, on the other hand, shall permit any of their respective officers or any other Representatives or agents to participate in any meeting with any Government Entity in respect of any filings, investigation or other inquiry relating to the transactions contemplated by this Agreement unless it gives prior notice and consults with the other Parties in advance and, to the extent permitted by such Government Entity and not unduly prejudicial to the party requested by such Government Entity to meet, gives the other Parties the opportunity to attend and participate thereat. The Parties shall reasonably cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with all meetings, actions and proceedings under or relating to any Laws in connection with the transactions contemplated by this Agreement (including, with respect to making a particular filing, by providing copies of all such documents to the non-filing party and their Representatives prior to filing and, if requested, giving due consideration to all reasonable additions, deletions or changes suggested in connection therewith, except in each case that the Seller Parties shall not be so required to the extent that any of the foregoing related to any business of the Seller Parties and their Affiliates other than those conducted by the Transferred Entities. The Seller Parties, on the one hand, and the Buyer Parties, on the other hand, will also consult with the others of them on a reasonably frequent basis with respect to material matters arising in connection with the foregoing filings and their interactions and discussions with the relevant Government Entities.

Section 6.5  Tax Matters.

(a) Tax Returns.

(i) Seller Parent shall prepare or cause to be prepared all Tax Returns that are required to be filed after the Closing Date by or with respect to all Transferred Entities for taxable years or periods ending on or before the Closing Date. Such Tax Returns shall be prepared in a manner consistent with Seller Parent’s past practice in respect of the Transferred Entities. Seller Parent shall remit any Tax Returns described in the preceding sentence together with all documentation upon which such Tax Returns are based to Buyer Ultimate Parent not later than 45 Business Days before the applicable due date (including extensions) of such Tax Returns for its review and comment, which Buyer Ultimate Parent shall complete not later than 30 Business Days before the applicable due date of such Tax Returns, provided however, in each case that it is not impractical to do so. If, upon expiration of Buyer Ultimate Parent’s period of review set forth in the preceding sentence, the parties disagree as to any item reflected on such Tax

Return, Seller Parent’s original proposal shall become final, provided that if Buyer Ultimate Parent reasonably believes that, (x) in the case of an item in a Tax Return being made for U.S. Tax purposes such item is not supported by “substantial authority” (as defined in Treasury Regulation Section 1.6662-4(d)(2)); or (y) in all other cases such item is not supported by sufficient authority for a filing to be made in the appropriate jurisdiction without risk of penalty under the relevant Tax Law, the item shall be submitted for resolution pursuant to the procedures set forth in Section 6.5(a)(ii). Buyer Ultimate Parent shall file or cause the Transferred Entities to or cause to be filed when due all such Tax Returns and pay or cause to be paid the Taxes shown to be due thereon to the appropriate Tax authorities. With respect to Tax Returns described in this Section 6.5(a)(i), and subject to the limitations set forth in this Section 6.5(a) Buyer Ultimate Parent shall cooperate with Seller Parent in filing such Tax Returns, including causing the Transferred Entities to sign and file such Tax Returns, provided that such cooperation shall not include the taking, or causing to be taken, any action inconsistent with, or in violation of, Law.

(ii) Buyer Ultimate Parent shall prepare and file or cause to be prepared and filed when due all Tax Returns that are required to be filed by or with respect to all Transferred Entities for taxable years or periods beginning and ending after the Closing Date and shall cause the Transferred Entities to remit any Taxes due in respect of such Tax Returns. With respect to Tax Returns in respect of taxable years or periods beginning before the Closing Date and ending after the Closing Date, Buyer Ultimate Parent shall prepare and file or cause to be prepared and filed such Tax Returns in a manner consistent with Seller Parent’s past practice in respect of the Transferred Entities, to the extent such past practice is not clearly inconsistent with Law, and Buyer Ultimate Parent shall remit any Tax Returns described in the preceding sentence to Seller Parent not later than 45 Business Days before the applicable due date (including extensions) of such Tax Returns for its review and approval (not to be unreasonably withheld or delayed) not later than 30 Business Days before the applicable due date of such Tax Returns. If, upon expiration of Seller Parent’s period of review set forth in the preceding sentence, the parties disagree as to any item for which Seller Parent’s approval is required, the parties shall promptly submit the item to a mutually acceptable internationally recognized accounting or law firm for final resolution, such resolution to be completed (where possible) five days prior to the applicable due date (including extensions) for filing such Tax Return. The determination of such accounting or law firm shall be binding upon the parties.

(b) Transfer Taxes.

(i) All U.S. federal, state, provincial, local or foreign or other excise, sales, use, transfer (including real property transfer or gains Taxes, but excluding nonresident capital gains and similar Taxes), stamp, documentary, filing, recordation and other similar taxes and fees that may be imposed or assessed as a result of the transactions contemplated by this Agreement, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties (“Transfer Taxes”), shall be borne by Buyer Ultimate Parent, to the extent they relate to the Transferred Equity Interests, on the one hand, by the Seller Parties, to the extent they relate to the issuance of the Equity Consideration, on the other hand. Any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared by the party primarily or customarily responsible under Applicable Local Law for filing such Tax Returns, and such Party shall use its reasonable best efforts to provide such Tax Returns to the other Party at least 10 Business Days prior to the date such Tax Returns are due to be filed. The Parties shall cooperate in the timely completion and filing of all such Tax Returns. Any Transfer Taxes resulting from any subsequent increase in the Purchase Price, as adjusted pursuant to the terms of this Agreement, shall be borne in accordance with the provisions of this Section 6.5(b).

(c) Tax Sharing Agreements.  Prior to the Closing, Seller Parent and its Affiliates shall terminate all Contracts (if any) with respect to any of the Transferred Entities relating to sharing, allocation or indemnification of Taxes (other than this Agreement or any other such Contract to which only Transferred Entities are parties), and after the Closing Date, no Transferred Entity shall have any rights or obligations under any such agreement or arrangement or other similar Contract.

(d) Purchase Price Allocation.

(i) The Parties agree to allocate the Purchase Price among the Transferred Entities, and with respect to each Transferred Entity among its assets, for all Tax purposes in accordance with this Section 6.5(d). None of the Seller Parties or the Buyer Parties (nor any of their respective Affiliates (including in the case of the Buyer Parties following the Closing, the Transferred Entities)) shall file any Tax Return or take a position with a Government

Entity that is inconsistent with the allocation as determined below (the “Allocation”), including any amendments, except as provided in a “determination” (within the meaning of Section 1313(a) of the Code or any similar state, local or foreign Tax provision).

(ii) Buyer Ultimate Parent shall present a draft of the allocation (the ‘‘Proposed Allocation”) to Seller Parent for review within 90 days after the date hereof. Except as provided in subparagraphs (A) and (B) below, at the close of business on the date of Closing, the Proposed Allocation shall become binding upon the Parties and shall be the Allocation.

(A) Seller Parent shall consent to the Proposed Allocation, or raise any objection to the Proposed Allocation, in writing within 30 days of the delivery of the Proposed Allocation. If Seller Parent presents an objection to any part of the Proposed Allocation within such time period, Buyer Ultimate Parent and Seller Parent shall negotiate in good faith to resolve any such objection within 30 days after delivery of any such objection by Seller Parent. If, after consideration of such objections of Seller Parent, Buyer Ultimate Parent and Seller Parent reach written agreement amending the Proposed Allocation, the Proposed Allocation, as amended by such written agreement, shall become binding upon the Parties and their Affiliates (including, in the case of the Buyer Parties following the Closing, the Transferred Entities) and shall be the Allocation.

(B) If Buyer Ultimate Parent and Seller Parent cannot resolve any objection raised by Seller Parent with respect to the Proposed Allocation within the 30-day time limit set forth in paragraph (A), the parties shall promptly submit the item to a mutually acceptable internationally recognized appraisal accounting or law firm for final resolution, such resolution to be reflected in the Allocation.

(C) Subject to the foregoing paragraphs (A) and (B), the Cash Purchase Price and the Equity Consideration shall be allocated to each of the Transferred Entities in a manner consistent with (A) foregoing paragraphs or (B) hereof, a Schedule which shall be prepared by Buyer Ultimate Parent and furnished to Seller Parent for Seller Parent’s consent within 15 days following final resolution of the allocation hereunder, such consent by Seller Parent not to be unreasonably withheld.

(e) Buyer Ultimate Parent’s Claiming, Receiving or Using of Refunds and Overpayments.  If, after the Closing Date, Buyer Ultimate Parent or any of its Affiliates receives any refund or utilizes the benefit of any overpayment or prepayment of Taxes which, in each case, relate to a Tax paid by Seller Parent or any of its Affiliates, Buyer Ultimate Parent shall promptly transfer, or cause to be transferred, to Seller Parent the entire amount of such refund or benefit net of any Tax cost or detriment suffered by Buyer Ultimate Parent or any of its Affiliates (by way of increased Taxes, decreased deductions, or otherwise) in respect of such receipt; provided, however, that Buyer Ultimate Parent’s obligation under this Section 6.5(e) shall be limited to the amount of the (x) Tax paid by Seller Parent or any of its Affiliates or (y) Indirect Tax so taken into account, in each case net of any such Tax cost or detriment.

(f) Assistance and Cooperation.

(i) After the Closing Date, Seller Parent, on the one hand, and Buyer Ultimate Parent, on the other hand, shall reasonably cooperate with the other Party in preparing for any audits of, or disputes with Government Entities regarding any Tax Returns and payments in respect thereof arising from or relating to the transaction contemplated under this Agreement. Seller Parent, on the one hand, and Buyer Ultimate Parent, on the other hand, shall (A) provide timely notice to the other Party in writing of any pending or proposed audits or assessments with respect to Taxes arising from or relating to the transactions contemplated under this Agreement and (B) furnish the other party with copies of all relevant correspondence received from any Government Entities in connection with any audit or information request with respect to any Taxes referred to in (A). Additionally, after the Closing Date, Buyer Ultimate Parent shall reasonably cooperate with Seller Parent’s reasonable request for information with respect to Seller Parent’s right to receive the Tax benefits that are set forth in Section 6.5(e).

(ii) Seller Parent and Seller shall, and shall procure that each of their Affiliates shall, provide Buyer Ultimate Parent or its Representatives with access to and (at the reasonable cost of Buyer Ultimate Parent, such cost not to include manager time incurred by Seller Parent or any of its Affiliates) copies of such Books and Records under the control of Seller Parent, Seller or their Affiliates as Buyer Ultimate Parent reasonably requires in connection with the Tax affairs (including, without limitation, the preparation of Tax Returns) of Buyer or any of its Affiliates.

(g) Maintenance of Buyer’s Books and Records.  Any other provision of this Agreement notwithstanding, (i) until the applicable statute of limitations (including periods of waiver) has run for any Tax Returns filed or required to be filed covering the periods up to and including the Closing Date, Buyer Ultimate Parent shall, and shall cause the Transferred Entities to, retain all of the Books and Records and any other documents relating to Taxes with respect to the Transferred Entities for periods on or before the Closing Date, which Books and Records and other documents were in existence on the Closing Date, (ii) after the Closing Date, Buyer Ultimate Parent shall provide Seller Parent with access to such Books and Records and such other documents for inspection by Seller Parent or any of its Representatives upon reasonable request and upon reasonable notice, and (iii) prior to the expiration of the period specified in clause (i) above, Seller Parent may request that Buyer Ultimate Parent transfer such Books and Records, or copies thereof, to Seller Parent promptly after the later to occur of (x) the expiration of the period specified in clause (i) above and (y) the date upon which the internal recordkeeping requirements of the Buyer Ultimate Parent or the relevant Transferred Entity would otherwise provide for the destruction of such Books and Records, any costs of transferring or copying such Books and Records and such other documents to be paid by Seller Parent; provided, however, that, in each case, Seller Parent shall not be entitled to access any Tax Returns of Buyer Ultimate Parent, and Seller Parent shall not be allowed to access any information that Buyer Ultimate Parent, in its sole discretion, deems to be confidential.

(h) Section 338 Election.  The parties acknowledge and agree that Buyer Ultimate Parent may, at its discretion, make the election provided under Code Section 338(g) with respect to any of the Transferred Entities.

Section 6.6  Ancillary Agreements.  Each of the Parties agrees to execute and deliver, or cause their appropriate Affiliates that are parties thereto to execute and deliver, prior to the Closing, each Ancillary Agreement to which it or he is a party, in each case in all material respects in the form attached hereto, with such changes as to which the parties thereto shall mutually agree.

Section 6.7  Insurance.  Following the Closing Date, the Transferred Entities shall no longer be insured under any insurance policy of Seller Parent or any of its Affiliates.

Section 6.8  Seller Parent Shareholder Approval.

(a) Seller Parent shall prepare and submit to the Hong Kong Exchange and Hong Kong Executive, as promptly as reasonably practicable after the date of this Agreement, subject to prompt provision of information by Buyer Ultimate Parent and its Controlled Affiliates as set forth below), a draft of a circular together with a notice of general meeting relating to and for the purposes of convening the Seller Parent Shareholders Meeting and any documents, supplements, or announcements in connection with the circular (collectively, the “Circular”) for approval by the Hong Kong Exchange and the Hong Kong Executive respectively, together with all other documents required to be lodged with the Hong Kong Exchange and the Hong Kong Executive and shall seek Hong Kong Exchange and Hong Kong Executive approval of such Circular. Buyer Ultimate Parent agrees to promptly provide such information to Seller Parent concerning the Buyer Parties and their Affiliates (including successive drafts of, filings and amendments to the Form S-4 and Proxy Statement) as may be reasonably required by Seller Parent for the purposes of the preparation of the Circular and any required supplement or amendment thereto. Seller Parent shall notify Buyer Ultimate Parent promptly of the receipt by it of any comments from the Hong Kong Exchange and/or the Hong Kong Executive and of requests by the Hong Kong Exchange and/or the Hong Kong Executive for amendments or supplements to the Circular or for additional information and will supply Buyer Ultimate Parent with copies of all correspondence between Seller Parent and its advisers on the one hand and the Hong Kong Exchange and the Hong Kong Executive on the other hand with respect to the Circular, provided that Seller Parent may redact any portion of such communications related to any business of the Seller Parties and their Affiliates other than those conducted by the Transferred Entities. The Buyer Parties shall cooperate in the preparation of the Circular and shall promptly provide to Seller Parties all information regarding the Buyer Ultimate Parent and its Subsidiaries (including, but not limited to, all financial statements and other information relating to the Buyer Ultimate Parent and its Subsidiaries which may be required by the Hong Kong Exchange, the Hong Kong SFC and all other applicable Laws (including, without limitation, the Hong Kong Listing Rules and the Hong Kong Merger Regulation and the Companies Law (2009 Revision) of the Cayman Islands) and in the form so required) that is reasonably required in connection with the preparation and issue of the Circular and any amendment or supplement thereto. Prior to such submission of the Circular (and any supplement or amendment thereto) and all responses to the

Hong Kong Exchange and Hong Kong Executive, Seller Parent shall cooperate and provide Buyer Ultimate Parent and its legal counsel with a reasonable opportunity to review and comment on any summary of or reference to this Agreement and the transactions contemplated hereby, any Buyer Party or any Affiliates of a Buyer Party in the form and context in which any such reference appears and shall give reasonable consideration to any comments Buyer Ultimate Parent may provide. Subject to the foregoing, Seller Parent shall use its reasonable best efforts to have the Circular (and any supplement or amendment thereto) approved by the Hong Kong Exchange and Hong Kong Executive (as required) as promptly as reasonably practicable.

(b) Seller Parent agrees that the Circular and any amendments or supplements thereto (i) shall comply in all material respects with Seller Parent’s memorandum and articles of association, the applicable listing and corporate governance rules and regulations of the Hong Kong Exchange and the Hong Kong SFC and all other applicable Laws (including, without limitation, the Hong Kong Listing Rules and the Hong Kong Merger Regulation and the Companies Law (2009 Revision) of the Cayman Islands) and (ii) shall not, at the time of posting to holders of Seller Parent Shares, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that this covenant does not apply with respect to statements made or incorporated by reference in the Circular based on information supplied by or on behalf of any of the Buyer Parties or any of their respective Affiliates.

(c) The Buyer Parties agree that none of the information supplied or to be supplied by or on behalf of the Buyer Parties or their respective Affiliates for inclusion or incorporation by reference in the Circular shall, at the time of posting to the holders of Seller Parent Shares, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If any event occurs with respect to any of the Buyer Ultimate Parent or any of its Controlled Affiliates, or any change occurs with respect to other information supplied by the Buyer Parties for inclusion in Circular, which is required to be described in an amendment of, or a supplement to, the Circular, the Buyer Parties shall promptly notify Seller Parent of such event, and the Seller Parties and the Buyer Parties shall cooperate in the prompt filing with the Hong Kong Exchange and Hong Kong SFC of any necessary amendment or supplement to the Circular and, as required by Law, in disseminating the information contained in such amendment or supplement to the holders of Seller Parent Shares.

(d) Seller Parent shall, subject to its final approval by the Hong Kong Exchange and as soon as reasonably practicable after such Hong Kong Exchange approval, post the Circular to the holders of Seller Parent Shares to convene a general meeting of the holders of Seller Parent Shares at which the resolutions referred to in Section 3.3 (Corporate Authority) (the “Resolutions”) will be proposed or any adjournment or postponement thereof (the “Seller Parent Shareholders Meeting”). Seller Parent shall use commercially reasonable efforts to convene the Seller Parent Shareholders Meeting on the date set forth in the Circular. In relation to Seller Parent Shareholders Meeting and the conduct of business thereat, Seller Parent shall comply with its memorandum and articles of association and applicable Law and provide that the vote on each of the Resolutions is taken by way of a poll.

(e) Seller Parent shall include in the Circular (and any supplement or amendment thereto) the recommendation of the board of directors (other than the Independent Non-Executive Directors, and subject to the fiduciary duties of such directors) of Seller Parent that the holders of Seller Parent Shares vote to approve the Resolutions.

Section 6.9  Buyer Ultimate Parent Special Meeting; Form S-4; Proxy Statement.

(a) Buyer Ultimate Parent shall, in accordance with applicable Law and Buyer Ultimate Parents Organizational Documents, take the following actions:

(i) Buyer Ultimate Parent shall cause a special meeting of the holders of Buyer Ultimate Parent Common Stock (the “Buyer Ultimate Parent Special Meeting”) to be duly called, noticed and held as promptly as practicable after the date of this Agreement for the purpose of voting on the approval of the Share Issuance. Buyer Ultimate Parent shall use commercially reasonable efforts to convene the Buyer Ultimate Parent Special Meeting on the date set forth in the Proxy Statement (as defined below). In relation to the Buyer Ultimate Parent Special Meeting and the conduct of business thereat, Buyer Ultimate Parent shall comply with its certificate of incorporation, bylaws and applicable Law.

(ii) Buyer Ultimate Parent shall prepare and file with the SEC, as promptly as practicable after the date of this Agreement (taking into account the timing of the delivery by Seller Parent to Buyer Ultimate Parent of all necessary historical and pro forma financial statements of and other information concerning the Seller Parties, the Transferred Entities, and the PCB Business, as set forth below), the Form S-4, in which a proxy statement relating to the solicitation of proxies from the holders of Buyer Ultimate Parent Common Stock for approval of the Share Issuance (the “Proxy Statement”) will be included as a prospectus, and shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing. Buyer Ultimate Parent shall include in the Proxy Statement (and any supplement or amendment thereto) the recommendation of the board of directors of Buyer Ultimate Parent (subject to the fiduciary duties of such directors) that the holders of Buyer Ultimate Parent Common Stock vote to approve the Share Issuance and shall use its reasonable best efforts to solicit proxies from its shareholders to obtain the Buyer Ultimate Parent Requisite Vote. The Buyer Ultimate Parent will provide to Seller Parent, at its own cost, such number of the prospectus contained in the Form S-4 as the Seller Parties may reasonably requires in connection with distribution of materials to the holders of Seller Parent Shares for the Seller Parent Shareholders Meeting.

(b) The Seller Parties shall cooperate in the preparation of the Form S-4 and the Proxy Statement and shall promptly provide to Buyer Ultimate Parent all information regarding the Seller Parties or any of their respective Affiliates (including, but not limited to, all historical and pro forma financial statements of and other information relating to the Seller Parties, the Transferred Entities and the PCB Business which may be required pursuant to Form S-4, the Securities Act, the Exchange Act, Regulation S-K or Regulation S-X) that is reasonably required in connection with the preparation and filing of the Form S-4 and the distribution of the Proxy Statement and any amendment or supplement thereto.

(c) Buyer Ultimate Parent shall promptly notify Seller Parent of the receipt of any comments of the SEC with respect to the Form S-4 and the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide Seller Parent with copies of all correspondence between Buyer Ultimate Parent or any of its Representatives and the SEC with respect to the Form S-4 and the Proxy Statement. Seller Parent and Buyer Ultimate Parent shall each use their reasonable best efforts to promptly provide responses to the SEC with respect to all comments of the SEC received on the Form S-4 and the Proxy Statement, and Buyer Ultimate Parent shall cause the definitive Proxy Statement to be filed with the SEC and mailed, or made available pursuant to Rule 14a-16 under the Exchange Act, to holders of Buyer Ultimate Parent Common Stock as promptly as possible after the date on which the Form S-4 is declared effective by the SEC under the Securities Act. Buyer Ultimate Parent shall advise Seller Parent, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Equity Consideration for offering or sale in any jurisdiction, and each of Buyer Ultimate Parent and Seller Parent shall use their reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Prior to the submission of the Form S-4 and the Proxy Statement (and any supplement or amendment thereto) and all responses to the SEC, Buyer Ultimate Parent shall cooperate and provide the Seller Parties and their legal counsel with a reasonable opportunity to review and comments on any summary of or reference to this Agreement and the transactions contemplated hereby any of Seller Party or any of its Affiliates in the form and context in which any such reference appears and shall give reasonable consideration to any comments the Seller Parties may provide. None of the Form S-4 and the Proxy Statement (or any supplement or amendment thereto) will be filed or disseminated without the approval of the Seller Parties, such approval not to be unreasonably withheld or delayed. Subject to the foregoing, Buyer Ultimate Parent shall use its reasonable best efforts to have the comments of the SEC on the Form S-4 and Proxy Statement (and any supplement or amendment thereto) addressed to the satisfaction of the SEC, and the definitive Proxy Statement filed and Form S-4 declared effective, in each case as promptly as reasonably practicable.

(d) Buyer Ultimate Parent agrees that the Form S-4 and any amendment or supplement thereto (i) shall comply in all material respects with the Buyer Ultimate Parent’s certificate of incorporation and by-laws, (ii) shall comply in all material respects with the applicable provisions of the Securities Act and the listing rules of NASDAQ and (iii) shall not, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act or its time of first use, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, provided that this covenant does not apply with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of any of the Seller Parties or any of their respective Affiliates. Buyer Ultimate Parent agrees, as to itself and its Subsidiaries, that the Proxy Statement and any amendment or supplement thereto (i) shall comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder and (ii) shall not, at the time of mailing (or availability pursuant to Rule 14a-16 under the Exchange Act) of the Proxy Statement or any amendments or supplements thereto to the holders of Buyer Ultimate Parent Common Stock and at the time of the Buyer Ultimate Parent Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that this covenant does not apply with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of any of the Seller Parties or any of their respective Affiliates. If any event occurs with respect to any of the Buyer Parties, or any change occurs with respect to other information supplied by the Buyer Parties for inclusion in the Form S-4 or the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Form S-4 or the Proxy Statement, Buyer Ultimate Parent shall promptly notify Seller Parent of such event, and the Seller Parties and the Buyer Parties shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Form S-4 or the Proxy Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to the holders of Buyer Ultimate Parent Common Stock.

(e) The Seller Parties agree that none of the information supplied or to be supplied by or on behalf of the Seller Parties or their respective Affiliates for inclusion or incorporation by reference in the Form S-4 shall, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Seller Parties agree that none of the information supplied or to be supplied by or on behalf of the Seller Parties or their respective Affiliates for inclusion or incorporation by reference in the Proxy Statement shall, at the time of mailing (or availability pursuant to Rule 14a-16 under the Exchange Act) of the Proxy Statement or any amendments or supplements thereto to the holders of Buyer Ultimate Parent Common Stock and at the time of the Buyer Ultimate Parent Special Meeting, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If any event occurs with respect to any of the Seller Parties, or any change occurs with respect to other information supplied by the Seller Parties for inclusion in the Form S-4 or the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Form S-4 or the Proxy Statement, Seller Parent shall promptly notify Buyer Ultimate Parent of such event, and the Seller Parties and the Buyer Parties shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Form S-4 or the Proxy Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to the holders of Buyer Ultimate Parent Common Stock.

Section 6.10  Confidentiality.

(a) The Seller Parties shall, and shall use their reasonable best efforts to cause their Subsidiaries and their respective officers, directors, employees and Representatives to, treat as confidential and safeguard any and all information, knowledge and data in its possession (i) relating to the Buyer Parties and their respective Affiliates that becomes known to any of the Seller Parties as a result of the transactions contemplated by this Agreement except as otherwise agreed to by Buyer Ultimate Parent in writing or (ii) from and after the Closing Date, relating to the Transferred Entities. Notwithstanding the foregoing sentence, nothing in this Section 6.10(a) shall prevent the disclosure of any such information, knowledge or data in accordance with any requirement under applicable Laws or administrative or regulatory process; provided, however, that, unless legally restricted from doing so, the applicable Seller Party shall first inform Buyer Ultimate Parent of its intention to disclose such information so that Buyer Ultimate Parent may seek an appropriate protective order.

(b) The Buyer Parties shall, and shall use their reasonable best efforts to cause their Subsidiaries and their respective officers, directors, employees and Representatives to, treat as confidential and safeguard any and all information, knowledge or data included in any information relating to the business of Seller Parent and its Affiliates other than, from and after the Closing Date, information of the Transferred Entities that becomes known to any Buyer Party as a result of the transactions contemplated by this Agreement. Notwithstanding the foregoing sentence, nothing in this Section 6.10(b) shall prevent the disclosure of any such information, knowledge or data in accordance with any requirement under applicable Laws or administrative or regulatory process; provided, however, that, unless legally restricted from doing so, the applicable Buyer Party shall first inform Seller Parent of its intention to disclose such information so that Seller Parent may seek an appropriate protective order.

(c) Notwithstanding Section 6.10(a) and (b), the Seller Parties, on one hand, and the Buyer Parties, on the other hand, acknowledge that the confidentiality obligations set forth in this Section 6.10 shall not extend to information, knowledge and data that is publicly available or becomes publicly available through no act or omission of the Party owing a duty of confidentiality, or becomes available on a non-confidential basis from a source other than the Party owing a duty of confidentiality so long as such source is not known by such Party to be bound by a confidentiality agreement with or other obligations of secrecy to the other Party.

(d) Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that the remedy at Law for any breach, or threatened breach, of any of the provisions of this Section 6.10 will be inadequate and, accordingly, the Parties covenant and agree that the Parties shall, in addition to any other rights and remedies which they may have at Law, be entitled to equitable relief, including injunctive relief, and to the remedy of specific performance with respect to any breach or threatened breach of such covenants, as may be available from any court of competent jurisdiction.

Section 6.11  Intercompany Items.  At or prior to the Closing, all Intercompany Receivables and Intercompany Payables shall be settled or paid, except for Intercompany Receivables and Intercompany Payables relating to Surviving PCB Affiliate Arrangements and other than those set forth on Section 6.11 of the Seller’s Disclosure Schedules.

Section 6.12  Notification of Certain Matters.

(a) Between the date hereof and the earlier of the Closing Date and the termination of this Agreement in accordance with its terms:

(i) The Seller Parties shall use reasonable best efforts to give reasonably prompt notice to Buyer Ultimate Parent of any notice or other written communication from any third party alleging that the consent, approval or waiver of such third party is or may be required in connection with the transactions contemplated by this Agreement other than any such required consent, approval or waiver that has been disclosed in Seller’s Disclosure Schedules; and

(ii) The Buyer Parties shall use reasonable best efforts to give reasonably prompt notice to Seller Parent of any notice or other written communication from any third party alleging that the consent, approval or waiver of such third party is or may be required in connection with the transactions contemplated by this Agreement other than any such required consent, approval or waiver that has been disclosed in Buyer’s Disclosure Schedules.

(b) For purposes of this Agreement, the failure to comply in all material respects with the provisions of this Section 6.12 shall not, (i) in the case of any Seller Party’s failure to comply with Section 6.12(a)(i) in all material respects, result in the failure of the condition set forth in Section 7.2(b), or (ii) in the case of any Buyer Party’s failure to comply with Section 6.12(a)(ii) in all material respects, result in the failure of the condition set forth in Section 7.3(b).

Section 6.13  Financial Statements.

(a) As soon as practicable after the date hereof, but in no event later than twenty-five Business Days after the date of this Agreement, Seller Parent shall deliver to Buyer Ultimate Parent an audited combined balance sheet of the Transferred Entities on a carve-out basis as of December 31, 2008, December 31, 2007 and December 31, 2006, and the audited combined statement of income, combined statement of changes in equity and combined statement of cash flows for the Transferred Entities on a carve-out basis for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 (collectively, the “Audited Financial Statements”), together with an unqualified (except for qualifications resulting from application of new accounting pronouncements or solely as a result of reclassification of elements of the financial statements with no net impact to operating and non-operating revenues and expenses) audit report of Seller Parent’s independent accountants, with respect to the Audited Financial

Statements. The Audited Financial Statements shall be prepared as follows: (i) the Audited Financial Statements as of and for the years ended December 31, 2008 and December 31, 2007 shall be prepared in accordance with Hong Kong FRS and reconciled to GAAP meeting the requirements of Item 17 of Form 20-F and audited in accordance with generally accepted auditing standards in the United States, and (ii) the Audited Financial Statements as of and for the year ended December 31, 2006 shall be prepared in accordance with Hong Kong FRS and audited in accordance with generally accepted auditing standards in the United States.

(b) As soon as practicable after the date hereof, but in no event later than twenty-five Business Days after the date of this Agreement, Seller Parent shall deliver to Buyer Ultimate Parent an audited combined balance sheet of the Transferred Entities on a carve-out basis as of September 30, 2009 and the audited combined statement of income, combined statement of changes in equity and combined statement of cash flows for the Transferred Entities on a carve-out basis for such year-to-date period then ended (including for the comparable year-to-date periods for the prior year) in each case, in accordance with Hong Kong FRS and reconciled to GAAP meeting the requirements of Item 17 of Form 20-F. Such financial statements shall be audited in accordance with generally accepted auditing standards in the United States.

(c) As soon as practicable after the date hereof, but in no event later than twenty-five Business Days after the date of this Agreement, Seller Parent shall deliver to Buyer Ultimate Parent an unaudited combined balance sheet of the Transferred Entities on a carve-out basis as of September 30, 2009 , and the unaudited combined statement of income for the Transferred Entities on a carve-out basis for the nine months ended September 30, 2009, respectively (collectively, the “Unaudited September 2009 Financial Information”), prepared under GAAP without footnotes.

(d) To the extent Closing has not occurred by March 15, 2010, Seller Parent shall deliver to Buyer Ultimate Parent by March 15, 2010 an audited combined balance sheet of the Transferred Entities on a carve-out basis as of December 31, 2009, and the audited combined statement of income, combined statement of changes in equity and combined statement of cash flows for the Transferred Entities on a carve-out basis for the year ended December 31, 2009 (collectively, the “2009 Year End Financial Statements”), together with an unqualified (except to the extent such qualification relates to the basis of presentation) audit report of Seller Parent’s independent accountants, with respect to the 2009 Year End Financial Statements. The 2009 Year End Financial Statements shall be prepared in accordance Hong Kong FRS and reconciled to GAAP meeting the requirements of Item 17 of Form 20-F.

(e) If the Closing Date shall occur prior to March 15, 2010, then, in connection with preparing the 2009 Year End Financial Statements, Buyer Ultimate Parent will make fully available to Seller Parent (i) employees of any of the Buyer Parties who were Employees and were responsible for preparation of financial statements prior to Closing (ii) all information required and (iii) access to all necessary systems to assist Seller Parent in the preparation of such financial statements. Buyer Parent shall procure the Transferred Entities to bear all costs incurred in preparing the 2009 Year End Financial Statements, except that in each case Buyer Parent shall have no obligation to pay any costs associated with employees of Seller Parent and its Affiliates. In addition, as a condition to delivery of any such financial statements, Buyer Ultimate Parent shall make available the appropriate employees of the Transferred Entities to execute any required representation letters necessary in connection with such financial statements. Buyer Ultimate Parent will also take any reasonable actions that Seller Parent requests in connection with the preparation of such financial statements, including all actions reasonably requested by Seller Parent’s independent accountants.

(f) From and after the date hereof and prior to the Closing, Seller Parent and Seller will provide the Buyer Parties (at Buyer Parties’ sole cost) reasonable access to Employees and such other of Seller Parent’s or Seller’s employees to whom access is reasonably necessary for the purposes of integrating accounting functions and information reasonably requested in connection with assisting Buyer Ultimate Parent in preparing its financial statements for the year ended December 31, 2009.

(g) For the avoidance of doubt, the Parties agree and acknowledge that none of the Unaudited September 2009 Financial Information shall be included in the Form S-4 without the prior written consent of Seller Parent.

(h) As soon as practicable after the date hereof, but in no event later than twenty-five Business Days after the date of this Agreement, the Buyer Ultimate Parent shall deliver to Seller Parent (A) an unaudited balance sheet of the Buyer Ultimate Parent as of September 28, 2009 and September 29, 2008, and the unaudited statements of income, statement of changes in equity and statement of cash flows for the Buyer Ultimate Parent for the nine months ended September 28, 2009 and September 29, 2008 or (B) to the extent required by the Hong Kong Exchange, an audited balance sheet of the Buyer Ultimate Parent as of September 28, 2009 and September 29, 2008, and the audited statements of income, statement of changes in equity and statement of cash flows for the Buyer Ultimate Parent for the nine months ended September 28, 2009 and September 29, 2008, together with an unqualified audit report of Buyer Ultimate Parent’s independent accountants with respect thereto. As soon as practicable after the date hereof, but in no event later than twenty-five Business Days after the date of this Agreement, the Buyer Ultimate Parent shall deliver to Seller Parent an audited balance sheet of the Buyer Ultimate Parent as of December 31, 2008, December 31, 2007 and December 31, 2006, and the audited statement of income, statement of changes in equity and statement of cash flows for the Ultimate Buyer Parent for the year ended December 31, 2008, December 31, 2007 and December 31, 2006 (collectively, “Buyer’s Audited Financial Statements”), together with an unqualified audit report of Buyer Ultimate Parent’s independent accountants with respect to the Buyer’s Audited Financial Statements. The Buyer’s Audited Financial Statements shall be prepared as follows: (i) the Buyer’s Audited Financial Statement as of and for the years ended December 31, 2008 and December 31, 2007 shall be prepared in accordance with (x) GAAP and reconciled to Hong Kong FRS or (y) if the foregoing is not acceptable to the Hong Kong Exchange, such accounting standards as may be required by the Hong Kong Exchange, and (ii) the Buyer’s Audited Financial Statements as of and for the year ended December 31, 2006 shall be prepared in accordance with (x) GAAP or (y) if the foregoing is not acceptable to the Hong Kong Exchange, such accounting standards as may be required by the Hong Kong Exchange, and the requirements of the Hong Kong Listing Rules applicable to the Buyer Ultimate Parent. The unaudited balance sheet of the Buyer Ultimate Parent as of September 28, 2009 and September 28, 2008, and the unaudited statements of income, statement of changes in equity and statement of cash flows for the Buyer Ultimate Parent for the nine months ended September 28, 2009 and September 29, 2008 shall be prepared in accordance with (x) GAAP and reconciled to Hong Kong FRS or (y) if the foregoing is not acceptable to the Hong Kong Exchange, such accounting standards as may be required by the Hong Kong Exchange, shall have been reviewed by the independent accountant of Buyer Ultimate Parent, and such independent accountant shall have issued an unqualified review opinion with respect to such unaudited financial statements. If required by the Hong Kong Exchange, the audited balance sheet of the Buyer Ultimate Parent as of September 28, 2009 and September 28, 2008 and the audited statements of income, statement of changes in equity and statement of cash flows for the Buyer Ultimate Parent for the nine months ended September 28, 2009 and September 29, 2008 shall be prepared in accordance with (x) GAAP and reconciled to Hong Kong FRS or (y) if the foregoing is not acceptable to the Hong Kong Exchange, such accounting standards as may be required by the Hong Kong Exchange.

(i) To the extent the Circular is not dispatched on or prior to March 31, 2010, the Buyer Ultimate Parent shall deliver to Seller Parent an audited balance sheet of the Buyer Ultimate Parent as of December 31, 2009, and the audited statement of income, statement of changes in equity and statement of cash flows for the Buyer Ultimate Parent for the year ended December 31, 2009 (collectively, the “2009 Buyer Year End Financial Statements”), together with an unqualified audit report of the Buyer Ultimate Parent’s independent accountants, with respect to the 2009 Buyer Year End Financial Statements. The 2009 Buyer Year End Financial Statements shall be prepared in accordance with (x) GAAP and reconciled to Hong Kong FRS or (y) if the foregoing is not acceptable to the Hong Kong Exchange, such accounting standards as may be required by the Hong Kong Exchange, and the requirements of the Hong Kong Listing Rules applicable to the Buyer Ultimate Parent.

Section 6.14  Listing.  Buyer Ultimate Parent shall use its reasonable best efforts to cause the Equity Consideration to be approved for quotation on NASDAQ, subject to official notice of issuance, prior to the Closing Date.

Section 6.15  Further Assurances.  (a) Each of the Seller Parties and the Buyer Parties shall use reasonable best efforts to take all actions and to do all things reasonably necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including using reasonable best efforts to ensure that (a) such Party’s representations and warranties remain true and correct in all material respects through the Closing and (b) the conditions to the obligations of the other Party to this Agreement to consummate the transactions contemplated by this Agreement are satisfied.

(b) Following the Closing, upon the reasonable request of any Party or Parties hereto, the other Parties hereto, as the case may be, agree to promptly execute and deliver such further instruments of assignment, transfer, conveyance, endorsement, direction or authorization and other documents as may be requested to effectuate the purposes of this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby.

Section 6.16  Accelerated Vesting of Equity Awards.  None of the Buyer Ultimate Parent nor any of its Controlled Affiliates will accelerate or agree to accelerate or cause an acceleration of, the time of vesting, exerciseability or payment of awards (including without limitation, any equity based compensation such as restricted stock units or options) held by any of the Buyer Employees, under any Buyer Benefit and Compensation Plan, whether before or after Closing, in connection with the transactions contemplated by this Agreement or the Ancillary Agreements. None of the boards of directors of the Buyer Ultimate Parent nor any of its Controlled Affiliates will approve any such acceleration of the vesting, exercisability or payment of any such awards in connection with the execution and consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 6.17  Non-Solicitation.  Each of the Buyer Parties agree that:

(a) for the period commencing on the date of this Agreement and expiring on the thirty-sixth month anniversary of the Closing Date, without the prior written consent of Seller Parent, neither it nor any of its Affiliates (including the Transferred Entities following the Closing) shall, directly or indirectly, (A) induce or encourage or solicit any Person who is an employee of any of the Seller Parties (other than a Transferred Employee) or any of their respective Affiliates to leave such employee’s employment or to accept any other position or employment with a Buyer Party or any of its Affiliates (including the Transferred Entities following the Closing) or (B) hire or assist any other Person in hiring such employee;

(b) for the period commencing on the date of this Agreement and expiring at the Closing, neither it nor any of its Affiliates shall, directly or indirectly, (A) induce or encourage or solicit any Employee to leave such Employee’s employment with any Seller Party or any of its Affiliates (including the Transferred Entities) prior to the Closing or (B) hire or assist any other Person in hiring such Employee; and

(c) if this Agreement is terminated prior to the Closing, for a period commencing on the date on which this Agreement is terminated and expiring on the second anniversary of such termination, without the prior written consent of Seller Parent, neither it nor any of its Affiliates shall, directly or indirectly, (A) induce or encourage or solicit any Employee to leave such Employee’s employment or to accept any other position or employment with a Buyer Party or any of its Affiliates or (B) hire or assist any other Person in hiring such Employee;

provided, however, that this Section 6.17 shall not apply to employees (including Employees) who have not been employed by any Seller Party or any of their respective Affiliates at any time during the six months prior to the applicable inducing, encouraging, soliciting or hiring, (y) shall not apply to Persons whose employment was terminated by any Seller Party or any of their respective Affiliates and (z) shall not prohibit general solicitations for employment through advertisements or other means (including the hiring of any Person resulting therefrom that is not known to be an employee of the Seller Parties, to the extent the solicitation is non-targeted).

Section 6.18  Equity Consideration.  Buyer Ultimate Parent agrees:

(a) to direct the transfer agent of the Buyer Ultimate Parent (the “Transfer Agent”) to waive the requirement for a medallion guarantee in respect of any stock powers given by each of Seller and Seller Parent which elect to receive the portion of the Equity Consideration it is entitled to pursuant to the Distribution in book entry form;

(b) to enroll in a directed share sale program and to maintain such program for a period of three years following the Closing Date; and

(c) to assist Seller, Seller Parent and each Seller Parent Shareholder which elects to receive the portion of the Equity Consideration it is entitled to pursuant to the Distribution in book entry form as Seller, Seller Parent and such Seller Parent Shareholder may require in the exercise of the rights with respect to its portion of the Equity Consideration, including receipt of dividends and any subsequent transfers thereof.

Section 6.19  Post-Closing Restructuring.  The Seller Parties shall use their reasonable best efforts to cause to occur the declaration of a dividend by Seller Parent to Seller Parent Shareholders consisting of the Cash Purchase Price and the Equity Consideration (or the proceeds of sale thereof as contemplated in the Sell-Down Registration Rights Agreement), in each case as required by the terms described in the Circular and pursuant to Applicable Law.

Section 6.20  Amendment of Organizational Documents.  After the Closing, the Buyer Ultimate Parent shall use its reasonable best efforts to amend the Organizational Documents of each of the Buyer Ultimate Parent, the Buyer and the Transferred Entities (other than entities organized under the laws of the PRC) as may be required to conform such Organizational Documents with the provisions of the Shareholders Agreement, and to obtain all requisite approvals from applicable Government Entities that may be required for such amendments.

Section 6.21  Credit Agreement Deliverables.  Promptly after the Closing, the Buyer Ultimate Parent and Buyer shall execute and deliver all documents required to be delivered by them set forth in Parts 1 and 2 of Schedule 2 to the Credit Agreement, including the guarantee to be issued by Buyer Ultimate Parent and Buyer, share pledges over the shares of Buyer and certain Transferred Entities.

Section 6.22  Registration Rights Agreement and Sell-Down Registration Rights Agreement.  Buyer Ultimate Parent shall, promptly following the execution of this Agreement, negotiate in good faith and use its best efforts to agree with the Seller Parties, on a reasonable basis, (i) the form of the Sell-Down Registration Rights Agreement and to execute the Sell-Down Registration Rights Agreement within four weeks from the date hereof and (ii) the form of the Registration Rights Agreement on or prior to ten Business Days before the Closing Date and to execute the Registration Rights Agreement on or prior to the Closing Date. Each of the Parties acknowledges and agrees that the Sell-Down Registration Rights Agreement and the Registration Rights Agreement are a vital part of the consideration for the transactions contemplated hereunder and essential to the Seller Parties.

ARTICLE VII

CONDITIONS TO THE CLOSING

Section 7.1  Conditions to the Obligations of the Parties with respect to the Closing.  The obligations of the Parties to this Agreement to effect the Closing are subject to the satisfaction (or waiver agreed to in writing by Buyer Ultimate Parent and Seller Parent, provided, however, that items (c), (e) and (f) below may not be waived) prior to the Closing of each of the following conditions:

(a) HSR Act.  The waiting period applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.

(b) Other Antitrust Approvals.  All other approvals, clearances, filings or waiting periods or consents of Government Entities required under all Antitrust Laws applicable to the transactions contemplated by this Agreement shall have expired or been made or received, as the case may be.

(c) CFIUS.  Either (i) CFIUS shall have provided notice to the effect that review or investigation of the Purchase and the other transactions contemplated by this Agreement and the Ancillary Agreements has concluded, and that a determination has been made that there are no issues of national security of the United States sufficient to warrant further investigation under the DPA, or (ii) the President of the United States shall not have taken action to block or prevent the consummation of the Purchase and the other transactions contemplated by this Agreement and the Ancillary Agreements under the DPA and the applicable period of time for the President to take such action shall have expired.

(d) Form S-4.  The Form S-4 shall have become and remain effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(e) Seller Parent Shareholder Approval.  Seller Parent shall have obtained Seller Parent Requisite Vote.

(f) Buyer Ultimate Parent Shareholder Approval.  Buyer Ultimate Parent shall have obtained the Buyer Ultimate Parent Requisite Vote.

(g) Absence of Certain Actions.  There shall not have been overtly threatened or pending any suit, action or proceeding by any Government Entity seeking to restrain or prohibit the consummation of the Closing or materially impair the performance of any of the other transactions contemplated by this Agreement or Ancillary Agreements.

(h) Laminate Sale.  There shall have been satisfied or properly waived, as applicable, all of the conditions precedent for the completion of the sale of the Non-Transferred Entities to TMIL (the “Laminate Sale”) pursuant to the Concurrent SPA, other than (i) any condition in the sale and purchase agreement that the transaction contemplated in this Agreement shall have become unconditional and (ii) any condition which can only be satisfied on the closing thereunder;

(i) Credit Agreement.  The Credit Agreement shall have been duly executed and delivered and shall remain in full force and effect, and the conditions precedent for drawdown thereunder contained in part 1 of Schedule 2 thereto that are capable of being performed prior to the Closing have been duly performed or waived, and all conditions precedent for drawdown thereunder contained in part 1 of Schedule 2 thereto to be fulfilled after the Closing, remain capable of being fulfilled.

(j) Sell-Down Registration Rights Agreement.  The Buyer Ultimate Parent shall have entered into the Sell-Down Registration Rights Agreement with Seller Parent and Seller, in a form reasonably satisfactory to Seller Parent, within four weeks following the date hereof.

(k) Registration Rights Agreement.  The Buyer Ultimate Parent and the Seller Parties shall have agreed on the form of the Registration Rights Agreement to be entered into on or prior to the Closing Date, in a form reasonably satisfactory to the Seller Parties.

Section 7.2  Conditions to the Obligation of Buyer Parties with respect to the Closing.  The obligation of the Buyer Parties to effect the Closing is subject to the satisfaction (or waiver in writing by Buyer Ultimate Parent) prior to the Closing of each of the following conditions:

(a) Representations and Warranties.  Each of the representations and warranties of the Seller Parties set forth in Article III and Article IV of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except for such representations and warranties that are made as of a specific date, which shall speak only as of such date), except to the extent the failure of any such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect (provided, that any materiality or “Material Adverse Effect” qualifiers contained in individual representations and warranties shall be disregarded for this purpose, except with respect to the representation and warranty made by the Seller Parties in the second sentence of Section 4.14).

(b) Covenants.  Each of the covenants and agreements of the Seller Parties to be performed on or prior to the Closing shall have been duly performed in all material respects.

(c) No Material Adverse Effect.  Since the date of this Agreement, there has not occurred a Material Adverse Effect.

(d) Certificate.  Buyer Ultimate Parent shall have received a certificate, signed by a duly authorized officer of Seller Parent and dated as of the Closing Date, to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied (if not waived).

(e) No Prohibition.  No Law shall be in effect (i) enjoining the Closing or enjoining the acquisition by any Buyer Party or any of its Controlled Affiliates of any of the Transferred Entities, restraining or prohibiting the consummation of the transactions contemplated hereby, placing limitations on the ownership of shares of Capital Stock of any of the Transferred Entities by any Buyer Party or any of its Controlled Affiliates or the PCB Business; or (ii) prohibiting or limiting the ownership of the Transferred Entities by any Buyer Party or any of its Controlled Affiliates or the operation by the Transferred Entities or any Buyer Party or any of its Controlled Affiliates of any portion of any business or of any assets of the Transferred Entities or the PCB Business, other than in any such case any Law of any such jurisdiction, the violation of which would not result in a Buyer Regulatory Impediment.

(f) Ancillary Agreements.  The Seller Parties and the Principal Shareholders shall have executed and delivered all of the Ancillary Agreements to which they are parties in all material respects in the forms attached to this Agreement, and all such Ancillary Agreements shall be and remain in full force and effect.

(g) Change of Control.  Since the date of this Agreement, neither the board of directors of Seller Parent nor Seller shall have approved or recommended any offer or proposal contemplating, and neither Seller Parent nor Seller shall have entered into any agreement providing for, a Seller Change of Control Event.

Section 7.3  Conditions to the Obligation of Seller Parties with respect to the Closing.  The obligation of the Seller Parties to effect the Closing is subject to the satisfaction (or waiver in writing by Seller Parent) prior to the Closing of each of the following conditions:

(a) Representations and Warranties.  Each of the representations and warranties of the Buyer Parties set forth in Article V of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing as if made as of the Closing (except for such representations and warranties that are made as of a specific date which shall speak only as of such date), except to the extent the failure of any such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Buyer Material Adverse Effect (provided, that any materiality or “Material Adverse Effect” qualifiers contained in individual representations and warranties shall be disregarded for this purpose, except with respect to the representation and warranty made by the Buyer Parties in the second sentence of Section 5.10).

(b) Covenants.  Each of the covenants and agreements of the Buyer Parties to be performed on or prior to the Closing shall have been duly performed in all material respects.

(c) No Buyer Material Adverse Effect.  Since the date of this Agreement, there has not occurred a Buyer Material Adverse Effect.

(d) Certificate.  Seller Parent shall have received a certificate, signed by a duly authorized officer of Buyer Ultimate Parent and dated as of the Closing Date, to the effect that the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c) have been satisfied or waived.

(e) No Prohibition.  No Law shall be in effect (i) enjoining the Closing or enjoining the acquisition by Seller Parent of any of the Equity Consideration, restraining or prohibiting the consummation of the transactions contemplated hereby, other than in any such case any Law of any such jurisdiction, the violation of which would not result in a Seller Regulatory Impediment, or (ii) placing limitations on the ownership of Equity Consideration or prohibiting or limiting the ownership of the Equity Consideration.

(f) Ancillary Agreements.  The Buyer Parties shall have executed and delivered all of the Ancillary Agreements to which they are parties in all material respects in the forms attached to this Agreement, and all such Ancillary Agreements shall be and remain in full force and effect.

(g) Change of Control.  Since the date of this Agreement, the board of directors of Buyer Ultimate Parent shall not have approved or recommended any offer or proposal contemplating, and the Buyer Ultimate Parent shall not have entered into any agreement providing for, a Buyer Change of Control Event.

Section 7.4  Frustration of Closing Conditions.  None of the Parties may rely on the failure of any condition set forth in Sections 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s failure to use its reasonable best efforts, as the case may be, to consummate the transactions contemplated by this Agreement, as required by and subject to Section 6.4, or otherwise by such Party’s breach of its obligations under this Agreement.

ARTICLE VIII

TERMINATION

Section 8.1  Termination.  This Agreement may be terminated at any time prior to the Closing:

(a) by written agreement of Buyer Ultimate Parent and Seller Parent;

(b) by either Buyer Ultimate Parent or Seller Parent, by giving written notice of such termination to the other Party, if the Closing shall not have occurred on or prior to May 31, 2010 for the reason that the conditions set out in Sections 7.1, 7.2 and 7.3 have not been satisfied or waived; provided, that if the conditions set forth in any of Section 7.1(a), Section 7.1(b), Section 7.1(c), Section 7.1(d), Section 7.2(e) and Section 7.3(e) shall not have been satisfied or waived on the Business Day prior to such date, either Party may by written notice extend the Termination Date until June 30, 2010 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party if the failure of the Closing to occur by the close of business on the Termination Date is attributable to a failure on the part of such Party to perform any covenant in this Agreement required to be performed by such Party at or prior to the Closing or is attributable to any Willful Breach;

(c) by either Buyer Ultimate Parent or Seller Parent, by giving written notice of such termination to the other Party, if any Law of any jurisdiction set forth under Annex 8.1(c) shall have been enacted or enforced in a manner restraining, enjoining or otherwise prohibiting the Closing and such Law shall have become permanent, final and non-appealable; provided that the Party seeking to terminate pursuant to this Section 8.1(c) shall have used its commercially reasonable efforts to remove, eliminate or otherwise have vacated the prohibition imposed by such Law;

(d) by Seller Parent, if the Buyer Parties shall have (i) failed to perform, or comply with, any obligation, agreement or covenant set forth in this Agreement or (ii) breached any representation or warranty set forth in this Agreement, which breach or failure to perform or comply prevents any of the conditions set forth in Section 7.1 (Conditions to the Obligations of the Parties with respect to the Closing) or Section 7.3(a) or Section 7.3(b) (Conditions to the Obligations of Seller Parties with respect to the Closing) from being satisfied, and such breach or failure to comply is either not curable or, if curable, is not cured by the earlier of (x) the date which is 30 calendar days following the date of delivery by Seller Parent of written notice of such breach or failure to comply to Buyer Ultimate Parent or (y) the Termination Date;

(e) by Buyer Ultimate Parent, if the Seller Parties shall have (i) failed to perform, or comply with, any obligation, agreement or covenant set forth in this Agreement or (ii) breached any representation or warranty set forth in this Agreement, which breach or failure to perform or comply prevents any of the conditions set forth in Section 7.1 (Conditions to the Obligations of the Parties with respect to the Closing) or Section 7.2(a) or Section 7.2(b) (Conditions to the Obligations of Buyer Parties with respect to the Closing), from being satisfied, and such breach or failure to comply is either not curable or, if curable, is not cured by the earlier of (x) the date which is 30 calendar days following the date of delivery by Buyer Ultimate Parent of written notice of such breach or failure to comply to Seller Parent or (y) the Termination Date;

(f) by Seller Parent, if a Buyer Material Adverse Effect has occurred and is either not curable or, if curable, is not cured by the earlier of (x) the date which is 30 calendar days following the date of delivery by Seller Parent of written notice thereof to Buyer Ultimate Parent or (y) the Termination Date;

(g) by Buyer Ultimate Parent, if a Material Adverse Effect has occurred and is either not curable or, if curable, is not cured by the earlier of (x) the date which is 30 calendar days following the date of delivery by Buyer Ultimate Parent of written notice thereof to Seller Parent or (y) the Termination Date;

(h) by Seller Parent or Buyer Ultimate Parent, if the approval of the transactions contemplated by this Agreement by the shareholders of Seller Parent shall not have been obtained by reason of the failure to obtain Seller Parent Requisite Vote at Seller Parent Shareholders Meeting; or

(i) by Seller Parent or Buyer Ultimate Parent, if the approval of the Share Issuance by the shareholders of Buyer Ultimate Parent shall not have been obtained by reason of the failure to obtain the Buyer Ultimate Parent Requisite Vote at the Buyer Ultimate Parent Special Meeting.

Section 8.2  Effect of Termination.  In the event of the termination of this Agreement in accordance with Section 8.1 (Termination), this Agreement shall thereafter become void and have no effect, and no Party to this Agreement shall have any liability to any other Party to this Agreement or its Affiliates, or their respective directors, officers or employees, except for the following (“Surviving Obligations”):

(a) the obligations of the Parties to this Agreement contained in Section 6.10 (Confidentiality), Section 6.17(c) (Non-Solicitation), this Section 8.2 (Effect of Termination) and in Section 9.2 (Notices), Section 9.3 (Amendment; Waiver), Section 9.4 (No Assignment or Benefit to Third Parties), Section 9.5 (Entire Agreement), Section 9.7 (Public Disclosure), Section 9.8 (Expenses), Section 9.10 (Governing Law; Consent to Jurisdiction), Section 9.11 (Counterparts), Section 9.12 (Headings), Section 9.13 (Severability) and Section 9.14 (Joint Negotiation) and any related definitional provisions set forth in Article I.

(b) if Seller Parties properly terminate this Agreement pursuant to Section 8.1(d) or the Buyer Parties properly terminate this Agreement pursuant to Section 8.1(e), each party shall remain liable to the other parties for fraud or any Willful Breach occurring before the time of termination.

ARTICLE IX

MISCELLANEOUS

Section 9.1  Nonsurvival of Representations and Warranties and Certain Covenants.  None of the representations or warranties contained in this Agreement or in any instrument or certificate delivered pursuant to this Agreement (other than the Shareholders Agreement and the Registration Rights Agreement and the Sell-Down Registration Rights Agreement) or the covenants contained in Sections 6.2 and 6.3 shall, in any such case, survive the Closing and no party shall have any right or cause of action based on breach or non-compliance of any representations or warranties contained herein or therein or the covenants in Sections 6.2 and 6.3 hereof (other than those contained in the Shareholders Agreement and the Registration Rights Agreement and the Sell-Down Registration Rights Agreement) following the Closing.

Section 9.2  Notices

(a) All notices and communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended, or if delivered by registered or certified mail, return receipt requested, or if sent by telecopier or email in each case, to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person:

To the Buyer Parties:

TTM Technologies, Inc.
2630 South Harbor Blvd.
Santa Ana, California 92704
Telephone: (714) 327-3048
Telecopy: (714) 432-7234
Email: kalder@ttmtech.com
Attention: Kent Alder

With a copies (which shall not constitute notice) to:

Greenberg Traurig, LLP
2375 East Camelback Road
Suite 700
Phoenix, Arizona 85016
Telephone: (602) 445-8000
Telecopy: (602) 445-8100
E-mail: kaplanm@gtlaw.com
Attention: Michael L. Kaplan, Esq.

and

Greenberg Traurig, LLP
The MetLife Building
200 Park Avenue
New York, New York 10166
Telephone: (212) 801-9200
Telecopy: (212) 801-6400

E-mail:	neimethc@gtlaw.com marsicoa@gtlaw.com

Attention:	Clifford E. Neimeth, Esq. Anthony J. Marsico, Esq.

To Seller Parties:

Meadville Holdings Limited
No. 4 Dai Shun Street,
Tai Po Industrial Estate,
Tai Po, New Territories,
Hong Kong
Telephone: +852-2660-3120
Telecopy: +852-2660-1908
E-mail: canice.chung@meadvillegroup.com
Attention: Canice Chung

With a copies (which shall not constitute notice) to:

Telephone: +852-2660-1978
Telecopy: +852-2660-1908

E-mail:	tom.tang@meadvillegroup.com mai.tang@meadvillegroup.com

Attention:	Mr. Tang Chung Yen, Tom Ms. Tang Ying Ming, Mai

and

Skadden, Arps, Slate, Meagher & Flom
42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
Telephone: +852-3740-4700
Telecopy: +852-3740-4727
E-mail: Jonathan.stone@skadden.com
Attention: Jonathan Stone

(b) The failure to provide notice in accordance with the required timing, if any, set forth herein shall affect the rights of the party providing such notice only to the extent that such delay actually prejudices the rights of the party receiving such notice.

Section 9.3  Amendment; Waiver.  Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the Parties hereto, or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 9.4  No Assignment or Benefit to Third Parties.  This Agreement shall be binding upon and inure to the benefit of the Parties to this Agreement and their respective successors, legal representatives and permitted assigns. No Party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other Parties hereto, except as provided in Section 9.5 and except that any Buyer Party may assign any or all of its rights under this Agreement to one or more of its Affiliates (but no such assignment shall relieve such Buyer Party of any of its obligations hereunder and such Affiliate shall become bound by all of the terms of this Agreement) and any Seller Party may assign any and all of its rights under this Agreement to one or more of its Affiliates (but no such assignment shall relieve such Seller Party of any of its obligations hereunder and such Affiliate shall become bound by all of the terms of this Agreement). Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, other than the Parties and their respective successors, legal representatives and permitted assigns, any rights or remedies under or by reason of this Agreement.

Section 9.5  Entire Agreement.  This Agreement (including the Exhibits, the Annexes and the disclosure schedules to this Agreement) and the Ancillary Agreements contain the entire agreements between the Parties to this Agreement with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, oral or written, with respect to such matters, except in the case of fraud and except for the Confidentiality Agreement, which shall remain in full force and effect.

Section 9.6  Fulfillment of Obligations.  Any obligation of any Party to any other Party under this Agreement, which obligation (i) is performed, satisfied or fulfilled completely by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party and (ii) is to be performed, satisfied or fulfilled by an Affiliate of a Party hereunder but is not so fulfilled shall be deemed to have not been performed, satisfied or fulfilled by such Party.

Section 9.7  Public Disclosure.  Notwithstanding anything to the contrary contained in this Agreement, no press release or similar public announcement or communication relating to this Agreement (except for press releases or public announcements or communications made in relation to the Form S-4, the Proxy Statement, the Circular and the Hong Kong announcements, which shall be governed by Sections 6.8 and 6.9) shall be made or caused to be made without the prior written consent of all Parties to this Agreement, other than any such press release or similar public announcement or communication that must be made or caused to be made by a Party to this Agreement to comply with the requirements of any applicable Law or the rules and regulations of any stock exchange upon which its securities are listed (it being understood and agreed that in the event that any such press release or similar public announcement or communication must be made or caused to be made by a Party to this Agreement, such Party shall, to the extent permitted by applicable Law, provide the other Parties to this Agreement with advance written notice of the details of, and an opportunity to comment on, such press release or similar public announcement or communication).

Section 9.8  Expenses.  Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the Ancillary Agreements and the transactions contemplated hereunder and thereunder (including the costs and expenses related to obtaining the Buyer’s Required Approvals, the Transferred Entities’ Required Approvals and the Seller’s Required Approvals) shall be borne by the Party incurring such costs and expenses, provided, however, that all costs and expenses of the Seller Parties and its Affiliates (including all of the costs and expenses relating to the Credit Agreement, the Laminate Sale and the Transfer Taxes to be borne by the Seller Parties pursuant to Section 6.5(b)) shall be borne by Seller Parent for an amount of up to HK$40,000,000, with the remaining amount of such costs and expenses borne by the Transferred Entities.

Section 9.9  Schedules.  The disclosure of any matter in one section or subsection of the Seller’s Disclosure Schedules or the Buyer’s Disclosure Schedules shall be deemed to be a disclosure for all sections or subsections of this Agreement to the extent that it is reasonably apparent that such disclosure is relevant to such other sections and subsections, but shall not be deemed to constitute an admission by the Seller Parties or the Buyer Parties, as the case may be, or to otherwise imply that any such matter is material or, in the case of the Seller Parties, would have a Material Adverse Effect for the purposes of this Agreement or, in the case of the Buyer Parties, would have a Buyer Material Adverse Effect for the purposes of this Agreement.

Section 9.10  Governing Law; Consent to Jurisdiction.

(a) THIS AGREEMENT, THE LEGAL RELATIONSHIP BETWEEN THE PARTIES AND THE ADJUDICATION AND THE ENFORCEMENT HEREOF AND THEREOF, SHALL BE GOVERNED BY AND INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL, SUBSTANTIVE AND PROCEDURAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED WHOLLY WITHIN THAT JURISDICTION, WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAW RULES AND PRINCIPLES THEREOF. Each party acknowledges that it could be impossible to determine the amount of damages that would result from any breach of many of the provisions of this Agreement and that the remedy at law for any breach, or threatened breach, of any of such provisions would likely be inadequate and, accordingly, agrees that each other party shall, in addition to any other rights or remedies which it may have, be entitled to seek such provisional or temporary injunctive relief as may be available from any Delaware Court (as defined below) to compel specific performance of, or restrain any party from violating, any of such provisions. In connection with any request for temporary or permanent injunctive relief permitted under this Agreement, each party hereby waives the claim or defense that a remedy at law alone is adequate and agrees, to the maximum extent permitted by Law, to have each provision of this Agreement specifically enforced against it, without the necessity of posting bond or other security against it, and consents to the entry of temporary or permanent equitable and injunctive relief against it enjoining or restraining any breach or threatened breach of such provisions of this Agreement.

(b) Each of the Parties hereto, by its execution hereof, hereby:

(i) irrevocably and unconditionally submits to the exclusive jurisdiction in the Court of Chancery of the State of Delaware or any federal court of the United States located in the State of Delaware (the “Delaware Courts”), for the purpose of any and all actions, suits or proceedings arising in whole or in part out of, related to, based upon or in connection with this Agreement or the subject matter hereof;

(ii) waives to the extent not prohibited by Law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than the Delaware Courts, or that this Agreement or the subject matter hereof may not be enforced in or by Delaware Courts, and

(iii) agrees not to commence any such action other than before one of the Delaware Courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action to any court other than the Delaware Courts whether on the grounds of forum non conveniens or otherwise.

(c) Each of the Seller Parties hereby irrevocably and unconditionally designate, appoint, and empower The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, as their respective designee, appointee and agent to receive, accept and acknowledge for and on their behalf service of any and all legal process, summons, notices and documents that may be served in any action, suit or proceeding brought against such Seller Party in any such United States federal or state court with respect to their obligations, liabilities or any other matter arising out of or in connection with this Agreement and that may be made on such designee, appointee and agent in accordance with legal procedures prescribed for such courts. If for any reason such designee, appointee and agent hereunder shall cease to be available to act as such, the Seller Parties agree to designate a new designee, appointee and agent in the State of Delaware on the terms and for the purposes of this Section 9.10(c) reasonably satisfactory to the Buyer Ultimate Parent. Each Seller Party further hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents in any such action, suit or proceeding against the Seller Party by serving a copy thereof upon the relevant agent for service of process referred to in this Section 9.10(c) (whether or not the appointment of such agent shall for any reason prove to be ineffective or such agent shall accept or acknowledge such service) or by sending copies thereof by a recognized next day courier service to such Seller Party at its address specified in or designated pursuant to this Agreement. The Seller Parties agree that the failure of any such designee, appointee and agent to give any notice of such service to them shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon.

(d) EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION UNDER THIS SECTION 9.10. THE PARTIES HERETO AGREE THAT ANY OR ALL OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY COURT ACTION OR PROCEEDING WHATSOEVER BETWEEN THEM THAT IS PERMITTED UNDER THIS SECTION 9.10 SHALL INSTEAD BE TRIED IN A DELAWARE COURT BY A JUDGE SITTING WITHOUT A JURY.

Section 9.11  Counterparts.  This Agreement may be executed in one or more counterparts, including via facsimile, each of which shall be deemed an original, and all of which shall constitute one and the same Agreement.

Section 9.12  Headings.  The heading references in this Agreement and the table of contents of this Agreement are for convenience purposes only, and shall not be deemed to limit or affect any of the provisions of this Agreement.

Section 9.13  Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 9.14  Joint Negotiation.  The parties to this Agreement have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 9.15  No Set-Off.  No Party shall be permitted to set-off or deduct any amount from any payment or other amount due to any other Party hereunder.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed or caused this Agreement to be executed as of the date first written above.

MEADVILLE HOLDINGS LIMITED

By:	/s/ Tang Chung Yen, Tom
Name:     Tang Chung Yen, Tom

Title:	Executive Chairman and Group Managing Director

MTG INVESTMENT (BVI) LIMITED

By:	/s/ Tang Ying Ming, Mai
Name:     Tang Ying Ming, Mai

Title:	Director

TTM TECHNOLOGIES, INC.

By:	/s/ Kenton K. Alder
Name:     Kenton K. Alder

Title:	Chief Executive Officer and President

TTM TECHNOLOGIES INTERNATIONAL, INC.

By:	/s/ Kenton K. Alder
Name:     Kenton K. Alder

Title:	Chief Executive Officer and President

TTM HONG KONG LIMITED

By:	/s/ Kenton K. Alder
Name:     Kenton K. Alder

Title:	Director

Annex B

FORM OF
SHAREHOLDERS AGREEMENT
between
TTM TECHNOLOGIES, INC.,
MEADVILLE HOLDINGS LIMITED,
SU SIH (BVI) LIMITED,
TANG HSIANG CHIEN,
TANG CHUNG YEN, TOM (solely for the purposes of Sections 2.1(g),
2.2(a), 2.2(e), 5.1, 5.2, 5.3, 5.7, 5.10, 5.18 and 5.21)
and
TANG YING MING, MAI (solely for the purposes of Sections 2.1(g),
2.2(a), 2.2(e), 5.1, 5.2, 5.3, 5.7, 5.10, 5.18 and 5.21)

Dated as of [ * ], 2010

B-i

SHAREHOLDERS AGREEMENT

THIS SHAREHOLDERS AGREEMENT dated [ * ], 2010, among (i) TTM Technologies, Inc., a Delaware corporation (the “Company”), (ii) Meadville Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (“Seller Parent”), (iii) Tang Hsiang Chien, an individual residing at Flat 6B, 20 Fa Po Street, Yau Yat Chuen, Kowloon, Hong Kong (“Mr. Tang”), (iv) Su Sih (BVI) Limited, a corporation organized under the laws of the British Virgin Islands (“SSL”) and wholly owned by Mr. Tang, (v) Tang Chung Yen, Tom, an individual residing at House 58, Sunderland, 1 Hereford Road, Kowloon Tong, Kowloon, Hong Kong, and the son of Mr. Tang (“Tom Tang”), and (vi) Tang Ying Ming, Mai, an individual residing at Flat B, 6th Floor, 20 Fa Po Street, Yau Yat Chuen, Kowloon, Hong Kong, and the daughter of Mr. Tang (“Mai Tang” and, together with Tom Tang, the “Tang Siblings”) (such Tang Siblings, solely for the purposes of Sections 2.1(g), 2.2(a), 2.2(e), 5.1, 5.2, 5.3, 5.7, 5.10, 5.18 and 5.21).

WITNESSETH:

WHEREAS, the Company and certain of its wholly owned Subsidiaries, Seller Parent, MTG Investment (BVI) Limited, a corporation organized under the laws of the British Virgin Islands (“Seller”) and a wholly owned Subsidiary of Seller Parent, and certain other parties have entered into a Stock Purchase Agreement dated November 16, 2009 (the “Stock Purchase Agreement”), pursuant to which, (i) on the date hereof (the “Closing Date”), Seller has sold and transferred to TTM Hong Kong Limited, a corporation organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (“Buyer” or “Asian Holdco”) and an indirect wholly owned Subsidiary of the Company, all of the issued and outstanding Capital Stock of each of: (i) MTG Management (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a direct wholly owned Subsidiary of Seller, (ii) MTG PCB (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a direct wholly owned Subsidiary of Seller, (iii) MTG PCB No. 2 (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a direct wholly owned Subsidiary of Seller, and (iv) MTG Flex (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a direct wholly owned Subsidiary of Seller (each, a “Transferred Entity” and collectively, the ‘‘Transferred Entities”);

WHEREAS, as partial consideration for the purchase of the Transferred Entities, the Company has issued to Seller 36,334,000 shares of Company Common Stock, subject to adjustment pursuant to Section 2.6 of the Stock Purchase Agreement (the “Equity Consideration”), representing 45.7% of the outstanding Company Common Stock, assuming no additional new issuances, buy backs or cancellation of shares of the Company Common Stock outstanding from the date of the Stock Purchase Agreement;

WHEREAS, pursuant to the Stock Purchase Agreement, Seller Parent shall (A) in accordance with the terms described in the Circular and Applicable Law, distribute all or a portion of the Equity Consideration by way of dividend or other distribution from Seller Parent to its shareholders, with Mr. Tang (in his personal capacity and his capacity as the trustee of the Tang Family Trust) and TMIL directing the Company Common Stock entitled to be received by them from such distribution be transferred to and registered in the name of and distributed to SSL (the date of such distribution, the ‘‘Effective Date”) and (B) sell the remaining portion of the Equity Consideration (the “Sell-Down”) in accordance with the plan of distribution included as an exhibit to the Sell-Down Registration Rights Agreement (as defined in the Stock Purchase Agreement) and distribute the net cash proceeds therefrom to the shareholders of Seller Parent;

WHEREAS, pursuant to the distribution set forth in the immediately preceding recital, SSL is expected to hold of record, and Mr. Tang is expected to Beneficially Own, on the Effective Date, approximately 26,225,000 shares of the Company Common Stock, representing 33.0% of the Company’s outstanding Common Stock, assuming no new issuances (other than the Equity Consideration), buy backs or cancellation of shares of the Company Common Stock outstanding from the date of the Stock Purchase Agreement, together with such additional shares of outstanding Company Common Stock (the “Buy-In Shares”) (not to exceed 5,000,000 shares of Company Common Stock, representing 6.3% of the Company’s outstanding Common Stock, assuming no new issuances (other than the Equity Consideration), buy backs or cancellation of shares of the Company Common Stock outstanding from the date of the Stock Purchase Agreement (the ‘‘Maximum Buy-In Shares”)) the Principal Shareholders or their Affiliates may purchase in the Sell-Down, it being acknowledged that the number of shares set forth herein shall be adjusted in the same manner as the Equity Consideration is adjusted pursuant to Section 2.6 of the Stock Purchase Agreement; and

WHEREAS, the parties hereto desire to establish certain restrictions and limitations with respect to the shares of Company Common Stock to be Beneficially Owned by the Principal Shareholders and their respective Affiliates from and after the Closing Date, as well as certain restrictions and limitations on the Beneficial Ownership by the Principal Shareholders and their respective Affiliates of Capital Stock of the Company, and to further establish certain further arrangements with respect to voting and corporate governance matters involving the Company and certain of its Subsidiaries, all as hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual premises and of the covenants and undertakings hereinafter set forth, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1.  Certain Defined Terms.  As used herein, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person, and, with respect to a natural Person, shall also include the spouse and minor children of such natural Person who share a household with such natural Person, together with any other Person controlled by them and any revocable trust settled by them or any trust of which such Person is a trustee.

“Agreement” means this Shareholders Agreement, as it hereafter may be amended, supplemented, restated or modified from time to time in accordance with Section 5.10 hereto.

“Applicable Law” means all domestic and foreign federal, state and local statutes, laws, ordinances, rules, administrative codes, administrative interpretations, regulations, orders, writs, injunctions, directives, judgments, decrees, policies, ordinances, decisions, guidelines and other requirements or stock exchange listing rules (including those of the Commission and any national securities exchange on which the Company Common Stock is listed for trading or included for quotation) applicable to any of the parties to this Agreement or any of their respective Affiliates (or their respective properties or assets).

“Asian PCB Entities” means any Transferred Entity, any Subsidiary of a Transferred Entity, and any other Subsidiary of the Company that conducts or is otherwise engaged (whether alone or together with other Subsidiaries) in Asia in the business of printed circuit boards.

“Beneficial Ownership” by a Person of any securities means ownership by any Person who directly, or indirectly through any contract, agreement, arrangement, understanding, plan, commitment, relationship or otherwise, has or shares (i) voting power, which includes the power to vote, or to direct, influence or cause the voting, of such security, and/or (ii) dispositive power, which includes the power to dispose, or to direct, influence or cause the disposition, of such security; and the use in this Agreement of such term (and all correlative terms as referred to in the last sentence of this definition) shall be interpreted in accordance with Rule 13d-3 under the Exchange Act (irrespective of whether the right to acquire any securities, or any right thereto or interest therein, is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event, or any combination of the foregoing). The terms “Beneficial Owner,” “Beneficially Own” and “Beneficially Owned” shall have meanings correlative to ‘‘Beneficial Ownership.  ”

“Board” means the Board of Directors of the Company, as the same on the Closing Date, or at any time thereafter, is constituted in accordance with Applicable Law, the Certificate of Incorporation and the Bylaws.

“Business Combination” means (A) any form of business combination or similar transaction involving the Company or any Affiliate thereof, including, without limitation, a merger, amalgamation, sale, acquisition, joint venture, consolidation, direct share exchange or tender or exchange offer, (B) any form of restructuring, reorganization, recapitalization or similar transaction with respect to the Company or any Affiliate thereof, and (C) any acquisition, sale, disposition, lease, distribution, encumbrance, mortgage, pledge, liquidation or exchange of the assets of the Company or any Affiliate thereof comprising a line of business, business segment or division or going concern; in the case of clauses (A) and (B) above, irrespective of whether the Company or any Affiliate of the Company is the surviving or resulting entity of any such transaction and irrespective of whether any Capital Stock of the Company or any Affiliate of the Company is converted into or exchanged for cash, securities or any other property in any such transaction.

“Business Day” means any day that is either not (i) a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in New York City or (ii) a Saturday, a Sunday or other day on which banks in Hong Kong are not open for general banking business, or a day on which a tropical cyclone warning No. 8 or above or a “black rainstorm warning signal” is hoisted in Hong Kong at any time between 9:00 a.m. and 5:00 p.m.

“Buyer Benefit and Compensation Arrangement” shall have the meaning given to such term in the Stock Purchase Agreement.

“Bylaws” means the Second Amended and Restated Bylaws of the Company, as in effect immediately following the Closing Date and as the same thereafter may be amended, supplemented, restated or otherwise modified from time to time.

“Capital Stock” means, with respect to any Person at any time, any and all shares, equity interests, rights to share in capital surplus or profits or receive a distribution of assets upon liquidation or dissolution, or other equivalents (however designated or classified, whether voting or non-voting) of capital stock, partnership interests (whether general or limited), limited liability company interests or units, member interests or equivalent ownership interests in or issued by such Person, and any and all warrants, options or other securities exercisable or exchangeable for, or convertible into, any of the foregoing.

“Certificate of Incorporation” means the Certificate of Incorporation of the Company, as in effect immediately following the Closing Date and as the same thereafter may be amended, supplemented, restated or otherwise modified from time to time.

“Change of Control Event” means the occurrence of the following event:

(i) any Person (other than the Principal Shareholders or their respective Affiliates) or a Group (whose members do not include any Principal Shareholders or any of their respective Affiliates) is or becomes the Beneficial Owner, directly or indirectly, of 35% or more of the Voting Securities of the Company; and

(ii) such Person or Group uses the votes attached to its Voting Securities to cause the individuals who on the date hereof constituted the Board, together with any Directors whose nomination by the Board was approved by a vote of either a majority of the Directors on the date hereof or by a majority of the then Directors whose nomination was previously so approved, to cease to constitute a majority of the board of directors of the Company; and

(iii) the Principal Shareholders shall have voted the Voting Securities Beneficially Owned by them (to the extent permitted under this Agreement) against any transaction or approval brought before the holders of Company Common Stock pursuant to which such Person or Group acquired Beneficial Ownership of 35% or more of the Voting Securities of the Company or (to the extent permitted under this Agreement) against the election of any Director proposed or nominated by such Person or Group.

“Closing Period” means the period commencing on the Closing Date and expiring upon the distribution of Company Common Stock on the Effective Date.

“Commission” means the United States Securities and Exchange Commission.

“Company Common Stock” means the shares of common stock, $0.001 par value per share, of the Company, and any securities (or rights thereto or interests therein) issued in respect thereof, or in substitution therefor, pursuant to any stock split, dividend, subdivision or combination, or pursuant to any reclassification, recapitalization, reorganization, merger, consolidation, share exchange or other similar transaction involving the Company and authorized and approved by the Board.

“control” (including the correlative terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession directly, or indirectly through the ownership of voting securities, as trustee or executor, by contract, or by any other means whatsoever, of the power to direct or cause the direction of the policies or management of a Person; provided, that with respect to any Person who is a natural Person, the following Persons (to the extent there is no agreement, plan, understanding or arrangement in effect that evidences or contemplates a control relationship) shall be deemed not to be controlled by such Person: (i) a parent of such natural Person, (ii) a sibling of such natural Person, (iii) an adult child not sharing a residence with such natural Person and (iv) an entity (x) for which such natural Person serves solely as a director and not as an officer or employee and (y) in which such natural Person Beneficially Owns less than 10% of any class of voting equity securities.

“Credit Agreement” means the credit agreement dated November 16, 2009 between (i) Meadville Enterprises (HK) Limited, Mica-Ava China Limited, Oriental Circuits Limited, MTG (PCB) No. 2 (BVI) Limited and OPC Manufacturing Limited as borrowers; (ii) the parties named therein as the original guarantors; (iii) The Hongkong and Shanghai Banking Corporation Limited as coordinator; (iv) the financial institutions named therein as the original lenders; (v) Citic Ka Wah Bank Limited named therein as the issuing bank; (vi) The Hongkong and Shanghai Banking Corporation Limited Company named therein as the facility agent; (vii) Hang Seng Bank Limited named therein as the security trustee; (viii) Standard Chartered Bank (Hong Kong) Limited named therein as security agent; and (ix) The Hongkong and Shanghai Banking Corporation Limited named therein as the factoring agent in relation to a US$582,500,000 credit facility.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Director” means any member of the Board (other than any advisory, honorary or other non-voting member of, or Person with observer rights in respect of, the Board), and any reference in this Agreement to “a majority of the Directors” means a majority of the Directors assuming that there are no vacancies or unfilled directorships on the Board.

“Effective Period” means all times from and after the Closing Date until the termination of this Agreement as provided in Section 5.4.

“Equity Rights” shall have the meaning given to such term in the Stock Purchase Agreement.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the Commission thereunder from time to time (or under any successor statute).

“Group” has the meaning assigned to it in Section 13(d)(3) of the Exchange Act.

“Lock-Up Period” means the period beginning on the Effective Date and ending on the 18-month anniversary thereof.

“Maximum Unrestricted Voting Percentage” means, on any date, with respect to the Principal Shareholders and their respective Affiliates, shares of Company Common Stock having 23% of the Total Voting Power.

“Organizational Documents” means, with respect to any Person that is a corporation, its articles or certificate of incorporation or memorandum and articles of association, as the case may be, and bylaws or bye-laws, as the case may be; with respect to any Person that is a partnership, its certificate of partnership and partnership agreement; with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement; with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document; and with respect to any other Person, its comparable organizational and constituent documents, in each case, as the same may be amended or restated.

“Percentage Ownership Cap” means, on any date, with respect to the Principal Shareholders and their respective Affiliates, a percentage represented by the fraction, (i) the numerator of which is the sum of (x) the number of shares of the Company Common Stock Beneficially Owned by the Principal Shareholders on the Closing Date; and (y) the number of Buy-In Shares acquired by the Principal Shareholders in the Sell-Down; and (ii) the denominator of which shall be the total number of shares of the Company Common Stock outstanding on the Closing Date.

“Person” means any individual, corporation, limited liability company, limited or general partnership, association, joint-stock company, trust, unincorporated organization, other entity, or government or any agency or political subdivision thereof.

“Principal Shareholders” means, on any date, Mr. Tang, and (i) any other Affiliate of Mr. Tang or (i) any of the Tang Siblings or their respective Affiliates, in each case which is a holder of record of Company Common Stock from time to time and becomes a party to this Agreement pursuant to Section 3.2(g) including, on the Effective Date, SSL.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated by the Commission thereunder from time to time (or any successor statute).

“Sell-Down Registration Rights Agreement” has the meaning given to such term in the Stock Purchase Agreement.

“Seller Parent Shares” means the shares of par value of HK$0.01 each in the share capital of Seller Parent.

“Subsidiary” means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated (i) of which such Person or any other Subsidiary of such Person is a general partner (excluding partnerships, the general partnership interests of which held by such Person or any Subsidiary of such Person, do not represent a majority of the voting or equivalent interests in such partnership), or (ii) (x) a majority of the Capital Stock of which is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries or (y) the Capital Stock of which is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries and have by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization.

“Tang Family Trust” means The Mein et Moi Trust, a discretionary trust established under the laws of the Island of Jersey, which Mr. Tang is the sole trustee thereof.

“Third Party Tender Offer” means a bona fide offer commenced and conducted in accordance with Regulation 14D or 14E under the Exchange Act, by a Person (other than a Principal Shareholder or any of its Affiliates, or the Company or any of its Affiliates, or any Group that includes as a member thereof a Principal Shareholder or any of its Affiliates) to purchase or exchange for cash, securities and/or any other property all of the then outstanding Company Common Stock.

“TMIL” means Top Mix Investments Limited, a corporation organized under the laws of the British Virgin Islands.

“Total Voting Power” means, on any date, the total number of votes represented by, and entitled to be cast by holders of, outstanding Voting Securities determined in accordance with Section 5.20.

“Transfer” (including the correlative terms “Transferring,” ‘‘Transferee” and “Transferred”) means the direct or indirect sale, transfer, assignment, pledge, conveyance, encumbrance, hypothecation or other disposition (whether by operation of law, by means of foreclosure or otherwise, whether or not for consideration, and whether voluntarily or involuntarily), or the entry into any contract, agreement, arrangement, understanding, plan, commitment or relationship with respect to the sale, transfer, assignment, pledge, conveyance, encumbrance, hypothecation or other disposition (whether by operation of law or otherwise, whether or not for consideration and whether voluntarily or involuntarily), of any Capital Stock of the Company or any interest in or right to any Capital Stock of the Company; provided, that for purposes of this Agreement, the term Transfer also shall include the transfer (including, without limitation, by way of sale, disposition or any other means) to a third party of an Affiliate of any Principal Shareholder, or of such Principal Shareholder’s interest in an Affiliate, which Beneficially Owns Company Common Stock, resulting in such Affiliate ceasing to be an Affiliate of any of the Principal Shareholders.

“Voting Securities” means, on any date, the total number of shares of all classes and series of Capital Stock of the Company which are entitled to vote on any Company matter (other than solely on matters of class rights), whether pursuant to Applicable Law, the Certificate of Incorporation, the Bylaws or any other instrument or agreement, including all securities convertible into, or exercisable or exchangeable for, such shares of such Capital Stock.

Section 1.2.  Other Defined Terms.  The following terms shall have the meanings defined for such terms in this Agreement in the Sections set forth below:

Term	Section

Acquire	Section 2.1(a)
Asian Holdco	Preamble
Asian PCB Nominee	Section 4.3(b)
Asian PCB Nominees	Section 4.3(b)
Board Asian Holdco Nominee	Section 4.3(a)
Board Asian Holdco Nominees	Section 4.3(a)
Buyer	Preamble
Closing Date	Preamble
Company	Preamble
Competing Activity	Section 5.2
Effective Date	Preamble
Equity Awards	Section 2.1(e)
Equity Consideration	Preamble
Key Employees	Section 4.3(g)(i)
Mai Tang	Preamble
Manager	Section 5.3
Mr. Tang	Preamble
Post-Closing Dividends	Section 2.1(f)
Prohibited Actions	Section 2.2(a)
Sell-Down	Preamble
Seller	Preamble
Seller Parent	Preamble
Seller Party Group	Section 5.2(a)
Shareholder Asian Holdco Nominee	Section 4.3(a)
Shareholder Asian Holdco Nominees	Section 4.3(a)
Shareholder Nominee	Section 4.1(a)
SSL	Preamble
Stock Purchase Agreement	Preamble
Tang Siblings	Preamble
Tom Tang	Preamble
Transferred Entities	Preamble
Transferred Entity	Preamble

Section 1.3.  Other Definitional Provisions.  Unless the express context otherwise requires:

(a) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) the terms defined in the singular have a comparable meaning when used in the plural and vice versa;

(c) the terms “Dollars” and “$” mean United States Dollars;

(d) references in this Agreement to a specific Section, Clause or Schedule shall refer, respectively, to Sections, Clauses or Schedules of this Agreement;

(e) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; and

(f) references in this Agreement to either gender includes the other gender.

ARTICLE II

SHARE OWNERSHIP

Section 2.1.  Acquisition of Additional Securities.

(a) Subject to the other provisions of this Section 2.1, each Principal Shareholder undertakes, covenants and agrees with the Company that, without the prior written approval of the Board, during the Effective Period, the Principal Shareholders shall not, directly or indirectly, and they shall not permit any of their respective Affiliates, directly or indirectly, to acquire, or offer, propose or agree to acquire, whether by means of open market purchase, privately negotiated purchase, tender or exchange offer, through the acquisition of control of another Person (whether by way of merger, consolidation, share exchange or otherwise), by becoming a member of or joining a Group, or otherwise, Beneficial Ownership (hereinafter, “Acquire”) of:

(i) any shares of Company Common Stock, if any such shares so Acquired, when aggregated with all other shares of Company Common Stock then Beneficially Owned by the Principal Shareholders and their respective Affiliates, would cause the Beneficial Ownership of Company Common Stock by the Principal Shareholders and their respective Affiliates to exceed the Percentage Ownership Cap; and

(ii) any Capital Stock of the Company not constituting Company Common Stock (excluding Equity Rights permitted to be Acquired by any employee or director of the Company pursuant to Section 2.1(e) or (g)(ii) below).

(b) If at any time during the Effective Period, the Company engages in any open market share repurchase program (including any such program conducted in accordance with Rule 10b5-1, Rule 10b-18 and Regulation M under the Exchange Act) or commences and conducts an issuer self-tender offer or otherwise engages in any other transaction pursuant to which any Capital Stock of the Company ceases to be outstanding, and as a result of which the Beneficial Ownership of Company Common Stock by the Principal Shareholders and their respective Affiliates exceeds the Percentage Ownership Cap, no such Principal Shareholder shall be, or be deemed, in violation of Section 2.1(a), or required to Transfer any Company Common Stock as a result thereof.

(c) The parties hereto acknowledge and agree that no Principal Shareholder shall be, or be deemed, in violation of Section 2.1(a) or required to Transfer any Company Common Stock as a result thereof, to the extent any shares of Capital Stock of the Company are Acquired by any of the Principal Shareholders or their respective Affiliates pursuant to a dividend or other distribution of such securities (including any issuance in connection with a shareholder rights plan or any rights offering of securities made to the Company’s then existing shareholders) approved by the Board and made by the Company on a pro rata basis to (i) all holders of Company Common Stock or (ii) all holders of Company Common Stock not prohibited by Applicable Law from participation therein.

(d) Without limiting the generality of Section 2.1(a) of this Agreement, all Capital Stock of the Company Beneficially Owned by the Principal Shareholders (to the extent Acquired as described in Section 2.1(c)) and their respective Affiliates during the Effective Period shall be subject to all of the prohibitions and restrictions contained in this Agreement.

(e) Notwithstanding the foregoing, this Section 2.1 shall not prohibit any individual Affiliate of the Principal Shareholders who is an employee of the Company or any of its Subsidiaries from receiving any grants of any Equity Rights (including restricted stock units, restricted stock or stock options) from the Company, or from Acquiring any Company Common Stock upon the vesting or exercise of such Equity Rights, provided that such Equity Rights or Company Common Stock were issued under a Buyer Benefit and Compensation Arrangement in the ordinary course of business as part of the compensation of such individual employee. Any Equity Rights or Company Common Stock Acquired by any individual Affiliate of the Principal Shareholders in accordance with this Section 2.1(e) shall not be counted towards the calculation of the Percentage Ownership Cap of the Principal Shareholders for purposes of Section 2.1(a).

(f) Notwithstanding the foregoing, the prohibitions set forth in this Section 2.1 shall not be deemed to be violated by (i) Seller Parent holding shares of the Company Common Stock comprising the Equity Consideration (including, if applicable, any dividends or other distributions made by the Company in respect of the Equity Consideration after the Closing Date which are received by Seller Parent (collectively, “Post-Closing Dividends”)) from the Closing Date until the Effective Date, or by the Seller Parent holding shares of Company Common Stock which (together with the Principal Shareholders and their respective Affiliates) aggregate greater than the Percentage Ownership Cap after the Effective Date, provided that all such shares of Company Common Stock held by the Seller Parent are to be sold in the Sell-Down; or (ii) the Acquisition by the Principal Shareholders or any of their respective Affiliates of up to the Maximum Buy-In Shares from Seller Parent (or underwriters or placement agents acquiring such Company Common Stock from Seller Parent for purposes of distribution ) in any transactions contemplated in the Sell-Down Registration Rights Agreement, provided that any such Affiliate which prior to such time is not a Principal Shareholder, becomes a Principal Shareholder in accordance with Section 3.2(g) at or prior to the time of such Acquisition.

(g) Each Tang Sibling undertakes, covenants and agrees with the Company that, without the prior written approval of the Board, during the Effective Period, the Tang Siblings shall not, directly or indirectly, and they shall not permit any of their respective Affiliates, directly or indirectly, to Acquire any shares of Capital Stock of the Company, except (i) in connection with any Transfer effected in accordance with Section 3.2(g); (ii) in connection with the receipt of any grants of any Equity Rights (including restricted stock units, restricted stock or stock options) from the Company, or from Acquiring any Company Common Stock upon the vesting or exercise of such Equity Rights, provided that such Equity Rights or Company Common Stock were issued under a Buyer Benefit and Compensation Arrangement in the ordinary course of business as part of the compensation of such Tang Sibling as an employee or as a director of the Company or any of its Subsidiaries; or (iii) any other Acquisition of shares of Capital Stock of the Company provided that at or prior to the time of such Acquisition, such Tang Sibling becomes a Principal Shareholder in accordance with Section 3.2(g), so long as such acquisition does not cause any Principal Shareholder or their Affiliates to breach Section 2.1(a) through (f) of this Agreement.

(h) Any Company Common Stock Acquired by a Tang Sibling in accordance with Section 2.1(g)(i) or (iii) shall be counted towards the calculation of the Percentage Ownership Cap of the Principal Shareholders for purposes of Section 2.1(a). Any Equity Rights or Company Common Stock Acquired by a Tang Sibling in accordance with Section 2.1(g)(ii) shall not be counted towards the calculation of the Percentage Ownership Cap of the Principal Shareholders for purposes of Section 2.1(a).

Section 2.2.  Prohibition of Certain Actions.

(a) Except as otherwise expressly permitted or required by this Agreement (including Article IV), during the Effective Period, the Principal Shareholders and the Tang Siblings shall not directly, or indirectly through one or more intermediaries or otherwise, and shall cause each of their respective Affiliates not to directly, or indirectly through one or more intermediaries or otherwise (each of the actions referred to in or contemplated by the following provisions of this Section 2.2(a) being hereafter referred to as “Prohibited Actions”):

(i) initiate, make, propose or in any way participate in, or induce, facilitate or encourage any other Person to initiate, make, propose or in any way participate in, any “solicitation” of “proxies” (as such terms are defined or used in Regulation 14A under the Exchange Act) or consents or authorizations with respect to any Voting Securities, whether subject to or exempt from Regulation 14A under the Exchange Act, or advise, encourage or influence any Person (other than any other Principal Shareholder or its Affiliates) with respect to the voting of any Voting Securities;

(ii) vote with respect to any proposal made or submitted by any Person (including any proposal of the type contemplated by Rule 14a-8 under the Exchange Act, as the same hereafter may be amended, and whether precatory or binding) that relates to the adoption, modification or repeal of any anti-takeover or “shark repellent” provision set forth on Schedule 2.2(a)(ii) hereto;

(iii) submit to the Company or the Board any proposal or offer with respect to, or otherwise initiate, make or propose, any Business Combination, to the extent that such proposal or offer is made public by or on behalf of the Principal Shareholders or its Affiliates, or is required to be publicly disclosed under Applicable Law

(including through filings under Section 13(d) or (g), or Section 16 of the Exchange Act (or successor provisions)), or induce, facilitate or encourage any Person (other than any other Principal Shareholder or its Affiliates) to initiate, make or propose any Business Combination;

(iv) vote with respect to any Business Combination;

(v) vote in the election of any Director or seek to vote to remove any Director (except with respect to the Shareholder Nominee);

(vi) form, join or in any way participate in, or induce, facilitate or encourage the formation of, any Group (other than a Group consisting solely of Principal Shareholders and their respective Affiliates that is formed for purposes not in violation of Section 2.1(a) or any other provision of this Agreement), including, without limitation, for the purposes of matters set forth in this Section 2.2(a), or otherwise enter into any contract, agreement, arrangement, understanding, or plan, commitment or relationship with any Person (including acting as a joint or co-bidder with another party) to take any of the actions or matters referred to in this Section 2.2(a), or vote (or cause to be voted) any Voting Securities Beneficially Owned by them “for” (or execute and deliver or cause to be executed and delivered consents in respect of any Voting Securities Beneficially Owned by them with respect to) any of the actions or matters referred to in this Section 2.2(a); or

(vii) publicly announce, make any filing under the Exchange Act (except filings relating solely to the disclosure of Beneficial Ownership of the Principal Shareholders and their respective Affiliates, or the pecuniary interest of the Principal Shareholders and their respective Affiliates in, Capital Stock of the Company, including filings under Sections 13(d) or (g) and Section 16 under the Exchange Act (or successor provisions)) or disclose any expression of interest, term sheet, offer, proposal or other written communication regarding any of the matters referred to in this Section 2.2(a).

(b) Nothing in this Section 2.2 shall limit the ability of (i) any Shareholder Nominee to initiate, make or propose any matter to the Board, or to vote or abstain from voting on any such matter, in each case solely in his or her capacity as a Director, or to participate in deliberations of the Board (or in any such case, any committee thereof to the extent appointed thereto) in such a manner as is consistent with such Director’s fiduciary duties under Applicable Law, (ii) any Shareholder Asian Holdco Nominee to initiate, make or propose any matter to the board of Asian Holdco, or to vote or abstain from voting on any such matter, in each case solely in his or her capacity as a director of Asian Holdco, or to participate in deliberations of the board of Asian Holdco (or in any such case, any committee thereof to the extent appointed thereto) in such a manner as is consistent with such director’s fiduciary duties under Applicable Law or (iii) any Asian PCB Nominee to initiate, make or propose any matter to the board of the applicable Asian PCB Entity, or to vote or abstain from voting on any such matter, in each case solely in his or her capacity as a director of the applicable Asian PCB Entity, or to participate in deliberations of the board of such applicable Asian PCB Entity (or in any such case, any committee thereof to the extent appointed thereto) in such a manner as is consistent with such director’s fiduciary duties under Applicable Law.

(c) Nothing in this Section 2.2 shall limit the ability of the Principal Shareholders and their respective Affiliates to Transfer Capital Stock of the Company Beneficially Owned by such Principal Shareholders or their respective Affiliates in accordance with and pursuant to a Third Party Tender Offer or participate in any Business Combination; provided that (i) such Third Party Tender Offer or such Business Combination (as the case may be) has been approved or recommended by a majority of the Directors and (ii) such Transfer of Capital Stock of the Company is made in accordance with and pursuant to such Third Party Tender Offer or such Business Combination (as the case may be).

(d) Each Principal Shareholder agrees that he or it shall be jointly and severally liable for any breach of this Agreement by any of his or its controlled Affiliates.

(e) Each Principal Shareholder and Tang Sibling undertakes that, without limiting the express language of any provision of this Agreement, he, she or it will not at any time enter into any plan, scheme, contract, agreement or other arrangement for the purpose of evading the restrictions and prohibitions to which he, she or it and their Affiliates are subject in this Agreement.

ARTICLE III

TRANSFER RESTRICTIONS

Section 3.1.  General Transfer Restrictions.  The right of the Principal Shareholders and their respective Affiliates to Transfer any Capital Stock of the Company Beneficially Owned by them is subject to the restrictions set forth in this Article III. No Transfer by the Principal Shareholders or any of their respective Affiliates of any Capital Stock of the Company Beneficially Owned by them shall be effected except in compliance with this Article III. Any attempted Transfer in violation of this Agreement shall be of no effect and shall be null and void, regardless of whether the purported Transferee has any actual or constructive knowledge of the Transfer restrictions set forth in this Agreement, and such purported Transfer shall not be recorded on the stock transfer books of the Company.

Section 3.2.  Specific Restrictions on Transfer.

(a) During the Lock-Up Period, the Principal Shareholders shall not, and shall not permit any of their respective Affiliates to, Transfer any Capital Stock of the Company Beneficially Owned by them; provided, that the foregoing restriction shall not be applicable to Transfers:

(i) to one or more Principal Shareholders or their respective Affiliates;

(ii) pursuant to transactions expressly permitted by Section 2.2(c) hereof;

(iii) to the Company or any of its Subsidiaries, including pursuant to any open market share repurchase program or an issuer self-tender offer or any other transaction pursuant to which any Capital Stock of the Company is Acquired by the Company or any of its Subsidiaries or any plan or trust or similar Buyer Benefit and Compensation Arrangement in respect of which voting is controlled by the Company or any of its Subsidiaries; or

(iv) pursuant to transactions approved in advance by the Board.

(b) From and after the expiration of the Lock-Up Period, the Principal Shareholders and their respective Affiliates shall be permitted to Transfer any Capital Stock of the Company Beneficially Owned by them (i) to any Person, or Persons acting in a Group (whose members do not include any Principal Shareholders or any of their respective Affiliates), who after consummation of such Transfer, to the actual knowledge of the Principal Shareholders, would not have Beneficial Ownership in the aggregate of more than 9.9% of the outstanding shares of Company Common Stock, provided that such Transfer(s) shall be made in compliance with Applicable Law, or (ii) pursuant to transactions set forth in Section 3.2(a)(i) through (iv).

(c) The Principal Shareholders shall not, and shall not permit any of their respective Affiliates to, Transfer any Capital Stock of the Company Beneficially Owned by them if, as a result of such Transfer, the Company would no longer be in compliance with clause 23.16(c) of the Credit Agreement (it being hereby acknowledged and agreed that the reference to clause 23.16(c) is intended to refer to the covenant contained therein relating to minimum Beneficial Ownership by the Principal Shareholders and their respective Affiliates as existing on the Effective Date); provided, that the restriction in this Section 3.2(c) shall no longer apply on the earliest to occur of (i) the date on which the outstanding loan under the Credit Agreement is repaid in full, discharged, satisfied or refinanced, (ii) upon the expiration of the Credit Agreement or (iii) the Final Maturity Date (as defined in the Credit Agreement).

(d) During the Lock-Up Period, the Principal Shareholders shall not, and shall not permit any of their respective Affiliates to, directly or indirectly, loan or permit to be loaned any Capital Stock of the Company Beneficially Owned by them or any voting rights therein (other than proxies, powers of attorney and appointment of corporate representatives enabling any of them to vote on matters on which they are permitted to vote hereunder).

(e) The Principal Shareholders shall not, and shall not permit any of their respective Affiliates to, directly or indirectly, effect any Transfer of economic rights in any Voting Securities Beneficially Owned by them without also Transferring in the same transaction to the same Person the voting rights associated with such Voting Securities or effect any Transfer of voting rights in any Voting Securities Beneficially Owned by them without also Transferring in the same transaction to the same Person the economic rights associated with Voting Securities.

(f) Notwithstanding anything to the contrary in Section 3.2, the Principal Shareholders shall be permitted to Transfer any Voting Securities Beneficially Owned by them into a trust where the beneficiaries consist solely of the Principal Shareholders, any of their respective Affiliates, and/or any family members and/or lineal descendants of the Principal Shareholders and/or any of their respective Affiliates and/or for charitable purposes, and to the estate of a Principal Shareholder upon the death of such Principal Shareholder, provided that the executor of the estate of such Principal Shareholder as a Transferee executes a counterpart signature page to this Agreement stating that with respect to such estate, it agrees to be bound by all of the obligations of a Principal Shareholder under this Agreement.

(g) (A) Prior to the Transfer of any Voting Securities to any Principal Shareholder or Affiliate of a Principal Shareholder to the extent permitted by this Agreement, or to any trust or estate to the extent permitted by Section 3.2(f), such Transferee (which, in the case of a trust, shall mean the trustee of such trust in such capacity and in the case of an estate of a Principal Shareholder, shall mean the executor of such estate) shall, and the Principal Shareholder effecting such Transfer shall cause such Transferee to; and (B) each Principal Shareholder shall cause each Affiliate of such Principal Shareholder that Acquires shares of Company Common Stock pursuant to Section 2.1(f)(ii), prior to such Acquisition, to; and (C) each Tang Sibling that Acquires shares of Company Common Stock pursuant to 2.1(g)(iii), shall, prior to such Acquisition, (i) execute a counterpart signature page to this Agreement stating that with respect to such Transferee, Affiliate or Tang Sibling (as applicable), it agrees to be bound by all of the obligations of a Principal Shareholder under this Agreement, and (ii) such Transferee, Affiliate or Tang Sibling (as applicable) shall, and (in the case of clause (A) above, the Principal Shareholder effecting such Transfer shall cause such Transferee to), represent and warrant to the Company that (i) such Transferee, Affiliate or Tang Sibling (as applicable) has the requisite capacity and authority to execute the aforesaid counterpart signature page and thereby become legally bound by the terms of this Agreement, (ii) the restrictions and limitations in this Agreement thereby are enforceable against such Transferee, Affiliate or Tang Sibling (as applicable) (except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally or by general equitable principles), (iii) such Transferee, Affiliate or Tang Sibling (as applicable) is not a party to any proxy, voting trust or other agreement that is inconsistent with or conflicts with any provision of this Agreement and (iv) if such Transferee or Affiliate is not a natural Person, that the execution, delivery and performance by such Transferee or Affiliate of its respective obligations under this Agreement do not conflict with or violate any provision of the Organizational Documents of such Transferee or Affiliate.

(h) The Company shall make a notation on its records or give instructions to any transfer agents or registrars for the Capital Stock of the Company in order to implement the restrictions on Transfer set forth in this Agreement and shall ensure such notation is amended or removed to reflect, at any time, the restrictions as applicable at such time.

Section 3.3.  Other Capital Stock.  In the event the Company declares a dividend or other distribution payable in Capital Stock of the Company, any Transfer of such Capital Stock Beneficially Owned by any Principal Shareholder or any of its Affiliates shall be governed by this Article III.

Section 3.4.  Distribution of Company Common Stock.  Notwithstanding any other provision of this Agreement, nothing in this Agreement shall:

(a) restrict or prevent Seller Parent, during the Closing Period or at any time thereafter, from distributing or otherwise Transferring by way of dividend or other distribution (i) any Equity Consideration (including, if applicable, any Post-Closing Dividends) to any holder of Seller Parent Shares; and (ii) pursuant to a transaction contemplated by the Sell-Down Registration Rights Agreement;

(b) require any Principal Shareholder to comply with Section 3.2 with respect to the Transfer by Seller Parent of the Equity Consideration (including, if applicable, any Post-Closing Dividends), by way of (i) dividend or other distribution of any Company Common Stock to its shareholders, including the Transfer of Company Common Stock to SSL, with Mr. Tang (in his personal capacity and his capacity as the trustee of the Tang Family Trust) and TMIL directing the Company Common Stock entitled to be received by them from such distribution to be issued and registered in the name of SSL and (ii) subject to the election of each shareholder of Seller Parent, the sale of the remaining portion of the Equity Consideration (including, if applicable, any Post-Closing Dividends) in accordance with the plan of distribution set forth as an exhibit to the Sell-Down Registration Rights Agreement and the distribution of the net cash proceeds thereof to the shareholders of Seller Parent on the record date for such dividend or other distribution; and

(c) cause any Principal Shareholder or its Affiliates to be in breach of this Agreement merely by effecting the transactions described and contemplated under the Circular of Seller Parent to be distributed to the shareholders of Seller Parent in accordance with the listing rules of The Stock Exchange of Hong Kong Limited, including the transactions described therein.

Notwithstanding anything to the contrary set forth herein, no voting restrictions contained in this Agreement (including Section 2.2 and Section 4.5) shall apply to shares of the Company Common Stock that are distributed to shareholders of Seller Parent who are not Principal Shareholders or their respective Affiliates, unless and until such shares of Company Common Stock are acquired by the Principal Shareholders or any of their respective Affiliates.

ARTICLE IV

CORPORATE GOVERNANCE

Section 4.1.  Company Board Representation.

(a) On the Closing Date, the Board shall increase the total number of Directors constituting the Board and enlarge by one Director the class of Directors whose terms expire in 2010, and shall promptly elect Mr. Tang Chung Yen, Tom (such individual and any replacement or substitute individual that may be nominated by the Principal Shareholders pursuant to this Section 4.1, the ‘‘Shareholder Nominee”) as a Director to fill the vacancy created by such increase. To the extent nominations are to be made or instructions are to be provided by the Principal Shareholders under this Agreement, the Principal Shareholders agree to provide such nominations or instructions jointly.

(b) During the Effective Period, the Principal Shareholders shall have the right to nominate one Shareholder Nominee, unless one Shareholder Nominee is then serving in a class of Directors whose term is not expiring at the upcoming annual meeting of shareholders, and the Board shall elect such Shareholder Nominee as a Director (to the extent that no Shareholder Nominee is then serving as a Director) until the next annual meeting of shareholders, and shall nominate and recommend to the Company’s shareholders such Shareholder Nominee for election as a Director of the Company at such next annual meeting of shareholders.

(c) Each Shareholder Nominee nominated pursuant to this Section 4.1 must at all times be reasonably acceptable to the Nominating and Governance Committee of the Board in accordance with the Company’s director-nominee criteria and qualifications specified in its Nominating Committee Charter, the Certificate of Incorporation, the Bylaws, and the Company’s corporate governance policies and procedures (to the same extent such requirements are applicable to all Directors). The approval of the Nominating and Governance Committee of the Board shall not be unreasonably withheld or delayed, and the Nominating and Governance Committee of the Board shall at all times exercise its approval rights equitably among all Board nominees and in the best interests of the Company and in accordance with its members’ fiduciary duties as Directors. It is acknowledged and agreed that Mr. Tang Chung Yen, Tom, has been determined to be acceptable to the Nominating and Governance Committee of the Board.

(d) During the Effective Period, with respect to each Shareholder Nominee nominated for election at any meeting of the Company’s shareholders at which Directors are to be elected who satisfies the requirements set forth in Section 4.1(c), the Company will use its commercially reasonable efforts to cause the election of such Shareholder Nominee as a Director of the Company by including his or her name in any proxy materials prepared by or on behalf of the Company and recommending that the shareholders of the Company vote to elect such Shareholder Nominee as a Director of the Company. The Company acknowledges and agrees that it will use, at a minimum, such efforts to the same extent and degree as the efforts the Company uses to nominate and recommend for election other Board nominees as Directors; provided, however, nothing in this Section 4.1(d) shall require the Company to adjourn or postpone any meeting of shareholders at which Directors are to be elected or take extraordinary solicitation or recommendation efforts if such actions are not similarly taken with regard to the other

Board nominees for election to the Board, including that the Company will not be obligated to pay any costs associated with such extraordinary efforts (other than any costs the Company pays with respect to other Board nominees) with regard to the election of such Shareholder Nominee as a Director.

(e) During the Effective Period the Principal Shareholders shall have the right, upon written notice delivered to the Company, to request that the Nominating and Governance Committee of the Board refrain from nominating the Shareholder Nominee for election as a Director at the next meeting of the shareholders of the Company at which the Directors in the class of Directors in which the Shareholder Nominee currently sits are to be elected. Upon the receipt of such notice, the Nominating and Governance Committee of the Board shall refrain from nominating such Shareholder Nominee for election as a Director at such meeting, and Principal Shareholders shall have the right to nominate a replacement Shareholder Nominee for election at such meeting, in accordance with and subject to the provisions of Section 4.1(h).

(f) Any Shareholder Nominee elected by the shareholders of the Company or the Board shall execute and deliver, and Mr. Tang and/or the Principal Shareholders (as the case may be) shall obtain from such Shareholder Nominee, an irrevocable written resignation from the Board binding in accordance with Section 141(b) of the DGCL and the Bylaws, conditioned and effective immediately upon the Principal Shareholders and their respective Affiliates ceasing to Beneficially Own shares of Company Common Stock representing at least 9.9% of the Total Voting Power.

(g) From and after the Closing Date, if at any time the Principal Shareholders and their respective Affiliates do not Beneficially Own shares of Company Common Stock representing at least 9.9% of the Total Voting Power, and the Shareholder Nominee shall not have otherwise resigned in accordance with Section 4.1(f), then Mr. Tang and the Principal Shareholders shall use commercially reasonable efforts to cause the Shareholder Nominee to resign from or vacate the Board. In the event of a Shareholder Nominee resignation pursuant to Section 4.1(f) or this Section 4.1(g), the resulting vacancy shall be filled by a Director recommended by the Nominating and Governance Committee of the Board in accordance with the Company’s director-nominee criteria and qualifications specified in its Nominating Committee Charter, the Certificate of Incorporation, the Bylaws, and the Company’s corporate governance policies and procedures.

(h) During the Effective Period, upon the death, resignation, retirement or removal from office of any Shareholder Nominee, or the failure of the Nominating and Governance Committee of the Board to nominate any Shareholder Nominee for election as a Director at any meeting of shareholders of the Company at which Directors are to be elected (including pursuant to a request by the Principal Shareholders pursuant to Section 4.1(e)), then (i) the Board shall not reduce the number of Company directorships to eliminate the vacancy created thereby, (ii) the Principal Shareholders shall have the right to nominate a replacement Shareholder Nominee (who must satisfy the requirements set forth in Section 4.1(c)), and (iii) (A) if such vacancy was caused by the death, resignation, retirement or removal from office of such Shareholder Nominee prior to the expiration of his or her term as a Director, the Board shall take such actions necessary to promptly elect such replacement Shareholder Nominee as a Director to fill such vacancy or (B) if such vacancy was caused by the failure of the Nominating and Governance Committee of the Board to nominate such Shareholder Nominee for election as a Director at any meeting of shareholders at which such Shareholder Nominee’s term as a Director is set to expire (including pursuant to a request by the Principal Shareholders pursuant to Section 4.1(e)), the Company will use its commercially reasonable efforts to cause the election of such replacement Shareholder Nominee as a Director of the Company in accordance with Section 4.1(d).

(i) Without limiting any of the other provisions of Section 4.1, during the Effective Period, the Principal Shareholders shall have the right to nominate a replacement Shareholder Nominee, for a Shareholder Nominee nominated and elected in accordance with this Section 4.1 at the expiration or termination of such Shareholder Nominee’s term. Each such replacement Shareholder Nominee being nominated must satisfy the requirements set forth in Section 4.1(c), and the Company will use its commercially reasonable efforts to cause the election of such replacement Shareholder Nominee as a Director of the Company in accordance with Section 4.1(d).

(j) Without limiting any of the other provisions of Section 4.1, during the Effective Period, in the event any Shareholder Nominee is required to submit his or her resignation to the Chairman of the Board for consideration by the Nominating and Governance Committee of the Board, or any notice of resignation previously submitted to the

Board by such Shareholder Nominee becomes effective, in either case as a result of failing to obtain the requisite Company shareholder votes for election as Director pursuant to any provision of the Certificate of Incorporation or Bylaws or pursuant to any Applicable Law, in each case concerning non-plurality voting in the election of Directors, and, if required pursuant to such Certificate of Incorporation or Bylaw provision or Applicable Law, the Nominating and Governance Committee of the Board makes a recommendation to the Board concerning the acceptance or rejection of such resignation and the Board decides to accept such Shareholder Nominee’s resignation, then (i) the Board shall not reduce the number of Company directorships to eliminate the vacancy created thereby, (ii) the Principal Shareholders shall have the right to nominate a replacement Shareholder Nominee (who must satisfy the requirements set forth in Section 4.1(c)), and (iii) the Board shall take such actions necessary to elect such replacement Shareholder Nominee as a Director to fill such vacancy.

(k) The Company shall enter into indemnification agreements and maintain Directors and Officers liability insurance for the benefit of each Shareholder Nominee elected to the Board with respect to all periods during which such Shareholder Nominee is a Director, on terms, conditions and amounts as is reasonably prudent and customary for directors and officers of Delaware corporations listed on the Nasdaq Global Market and the business in which the Company and its Subsidiaries are engaged, and on the same terms and conditions as such indemnification and insurance is provided to the other members of the Board, and shall use commercially reasonable efforts to cause such indemnification and insurance to be maintained in full force and effect. The Company shall provide such Shareholder Nominee with all benefits (including all fees and entitlements) on substantially the same terms and conditions as are provided to other members of the Board performing similar roles.

Section 4.2.  Company Board Committee Representation.  From and after the Closing Date, membership on any committee of the Board (including, without limitation, the Nominating and Governance Committee of the Board, Audit Committee and Compensation Committee) shall be as determined by the Board (or as otherwise specified in the charter for such committee).

Section 4.3.  Board Representation of Asian Holdco and Asian PCB Entities; Governance.

(a) The parties hereby agree that during the Effective Period, a majority of the directors constituting the board of directors of Asian Holdco shall be nominees of the Principal Shareholders, and all of the other directors constituting such boards shall be nominated by the Nominating and Governance Committee of the Board. In furtherance thereof, on the Closing Date, the parties hereto shall take all action necessary to (i) either increase the total number of directors constituting the board of directors of Asian Holdco or cause the removal or resignation of directors thereon so that upon such increase and such removals and resignations, as applicable, each of such boards shall consist of a total of five directors, (ii) elect three nominees of the Principal Shareholders to serve as directors on such board (each a “Shareholder Asian Holdco Nominee” and, collectively, the “Shareholder Asian Holdco Nominees”) and (iii) elect two nominees of the Nominating and Governance Committee of the Board to serve as directors on such board (each a “Board Asian Holdco Nominee” and, collectively, the “Board Asian Holdco Nominees”). The Principal Shareholders shall have the right, upon written notice to delivered to the Company, to request that any Shareholder Asian Holdco Nominee be removed as a director of Asian Holdco. Upon the receipt of such notice, the Company shall cause such Shareholder Asian Holdco Nominee to be removed as a director of the Asian Holdco.

(b) The parties hereby agree that during the Effective Period, at least a majority of the directors constituting the board of directors of the Asian PCB Entities shall be nominees of the Principal Shareholders. In furtherance thereof, on the Closing Date, the parties hereto shall use commercially reasonable efforts to, to the extent permitted by Applicable Law and the organizational documents of the applicable Asian PCB Entity, (i) increase the total number of directors constituting the board of directors of the Asian PCB Entities or cause the removal or resignation of directors thereon and (ii) elect (or cause to be elected) the nominees of the Principal Shareholders to serve as directors on such board, which nominees shall constitute at least a majority of the directors on such board (each a “Asian PCB Nominee” and, collectively, the “Asian PCB Nominees”). The Principal Shareholders shall have the right, upon written notice delivered to the Company, to request that any Asian PCB Nominee be removed as a director of the applicable Asian PCB Entity. Upon the receipt of such notice, the Company shall cause such Asian PCB Nominee to be removed as a director of the applicable Asian PCB Entity.

(c) During the Effective Period, upon the death, resignation, retirement or removal from office of any Shareholder Asian Holdco Nominee or Asian PCB Nominee, the Principal Shareholders shall be entitled promptly to nominate a replacement Shareholder Asian Holdco Nominee or Asian PCB Nominee, as applicable, who meets the qualifications of a director of Asian Holdco or the applicable Asian PCB Entity, and the parties shall to the fullest extent permitted by Applicable Law, take all action necessary to cause the election of such replacement Shareholder Asian Holdco Nominee or Asian PCB Nominee as a director of Asian Holdco or the applicable Asian PCB Entity.

(d) From and after the Closing Date, upon the death, resignation, retirement or other removal from office of any Board Asian Holdco Nominee, the Nominating and Governance Committee of the Board shall be entitled promptly to nominate a replacement Board Asian Holdco Nominee who meets the qualifications of a director of Asian Holdco, and the parties shall use their respective commercially reasonable efforts to elect or cause the election of such replacement Board Asian Holdco Nominee as a director of Asian Holdco, to the extent permitted by and subject to the requirements under Applicable Law.

(e) All Shareholder Asian Holdco Nominees and Asian PCB Nominees elected pursuant to this Section 4.3 shall execute and deliver, and a Principal Shareholder shall obtain from all such Shareholder Asian Holdco Nominees and Asian PCB Nominees, an irrevocable written resignation from the board of directors of Asian Holdco and the Asian PCB Entities, as applicable, conditioned and effective immediately upon the Principal Shareholders and their respective Affiliates ceasing to Beneficially Own shares of Company Common Stock representing at least 9.9% of the Total Voting Power.

(f) From and after the Closing Date, if at any time the Principal Shareholders and their respective Affiliates do not Beneficially Own shares of Company Common Stock representing at least 9.9% of the Total Voting Power, and any Shareholder Asian Holdco Nominee or Asian PCB Nominee shall not have otherwise resigned in accordance with Section 4.3(e), then the Principal Shareholders shall use commercially reasonable efforts to cause all of such Shareholder Asian Holdco Nominees and Asian PCB Nominees to resign and vacate the board of each of Asian Holdco and the applicable Asian PCB Entities. In the event of a resignation of a Shareholder Asian Holdco Nominee or Asian PCB Nominee pursuant to this Section 4.3(f), the resulting vacancies shall be filled by a director recommended by the Nominating and Governance Committee of the Board.

(g) The parties hereto acknowledge and agree that from and after the Closing Date, none of the Subsidiaries of Asian Holdco or Asian PCB Entities shall enter into or effectuate any of the following actions without the prior approval of the Board at a meeting with respect to which such transaction was specifically described in a written notice of meeting duly provided to the Directors in accordance with the Certificate of Incorporation and the Bylaws, as applicable, and Applicable Law:

(i) the annual budget and business plans, including annual capital expenditures and compensation programs, including, without limitation, base salary and incentive compensation levels for any key employee of any Asian PCB Entity, Asian Holdco or Subsidiary of Asian Holdco, in each case who is required to report directly to the chief executive officer of Asian Holdco or the chief executive officer of the Company (collectively, the “Key Employees”);

(ii) the hiring, promotion and termination of employment of any Key Employees;

(iii) any merger, consolidation, reorganization, recapitalization or restructuring or similar business combination involving any Asian PCB Entity or Subsidiary of Asian Holdco;

(iv) any sale of assets by any Asian PCB Entity, Asian Holdco or Subsidiary of Asian Holdco, in one or a series of related transactions in any twelve-month period, in any such case of an aggregate value of over $30,000,000, excluding sales (including sales of inventory) in the ordinary course of business of such Asian PCB Entity, Asian Holdco or Subsidiary of Asian Holdco;

(v) any strategic alliance, joint venture or other similar transaction involving any Asian PCB Entity or Subsidiary of Buyer, other than transactions in the ordinary course of business of such entity, as applicable;

(vi) the pursuit by any Asian PCB Entity, Asian Holdco or Subsidiary of Asian Holdco of a line of business that is materially different from the lines of business of such entity is engaged in immediately prior to the Closing Date;

(vii) any material restatement, modification or amendment of the Organizational Documents of Asian Holdco;

(viii) any financing transactions (whether debt or equity) of a value over $30,000,000 involving any Asian PCB Entity, Asian Holdco or Subsidiary of Asian Holdco, any incurrence, assumption or guarantee, or any cancellation of any indebtedness of a value over $30,000,000 of any Asian PCB Entity, Asian Holdco or Subsidiary of Asian Holdco, or the declaration of any dividends or other distributions in respect of the Capital Stock of any Asian PCB Entity, Asian Holdco or Subsidiary of Asian Holdco (other than to the Company or any of its Subsidiaries);

(ix) prior to taking any action, or omitting to take any action, to the extent that such action or omission would not comply with legal or financial reporting requirements applicable to any Asian PCB Entity, Asian Holdco, or any Subsidiary of Asian Holdco, in each case under material Applicable Law, provided that without limiting the generality of the foregoing, the following shall be deemed to be material Applicable Law: reporting requirements under the Securities Act and the Exchange Act, and reporting requirements under applicable rules and regulations of the United States Department of Defense, the Sarbanes-Oxley Act of 2002 and any national securities exchange on which the Company Common Stock is then listed for trading or quoted;

(x) any filing by any Asian PCB Entity, Asian Holdco or Subsidiary of Buyer of a voluntary petition seeking liquidation, reorganization, arrangement or readjustment, in any form, of its debts under any insolvency law, or the filing an answer consenting to or acquiescing in any such petition, or the making of any general assignment for the benefit of its creditors of all or substantially all of such entity’s assets;

(xi) any (i) payment, discharge, settlement or satisfaction of any claims, actions, litigations, arbitrations, disputes or other proceedings (absolute, accrued, asserted, contingent or otherwise) involving any Asian PCB Entity, Asian Holdco or Subsidiary of Asian Holdco, in each case in an amount over $5,000,000, or (ii) the commencement of any claims, actions, litigations, arbitrations, disputes or other proceedings by any Asian PCB Entity or Subsidiary of Asian Holdco where the amount in dispute is over $5,000,000, in each case excluding actions taken in the ordinary course of business; and

(xii) any material changes relating to any taxes, tax returns or method of accounting or accounting practices or tax accounting of any Asian PCB Entity or Subsidiary of Buyer.

(h) The parties shall use their respective commercially reasonable efforts to obtain, within 10 days hereof, from financially sound and reputable insurers, Directors and Officers liability insurance on, and shall cause Asian Holdco or the applicable Asian PCB Entity to enter into indemnification agreements with, each of the Shareholder Asian Holdco Nominees, the Board Asian Holdco Nominees and the Asian PCB Nominees, in each case with respect to all periods during which such person is a director of Asian Holdco or the applicable Asian PCB Entity, on terms, conditions and amounts as is reasonably prudent and customary for directors and officers of Subsidiaries of Delaware corporations listed on the Nasdaq Global Market and the businesses in which Asian Holdco, the Asian PCB Entities and other Subsidiaries of Asian Holdco are engaged, and on the same terms and conditions as such indemnification and insurance is provided to the other members of the respective boards, and shall use their commercially reasonable efforts to cause such indemnification and insurance policies to be maintained. Asian Holdco and the Asian PCB Entities shall provide the Shareholder Asian Holdco Nominees, the Board Asian Holdco Nominees and the Asian PCB Nominees with all benefits (including all fees and entitlement) as are provided to other members of the respective board performing similar roles.

Section 4.4.  Vote Required for Board Action; Board Quorum.  Any determination or other action of or by the Board (other than action by unanimous written consent in lieu of a meeting) shall require the affirmative vote or consent, at a meeting at which a quorum is present, of a majority of Directors present at such meeting. A quorum for any meeting of the Board shall require the presence of a majority of the total number of Directors then in office.

Section 4.5.  Voting Arrangements.

(a) Notwithstanding anything to the contrary in this Agreement (including Section 2.2), during the Effective Period, the Principal Shareholders shall vote or act by written consent with respect to all Voting Securities Beneficially Owned by them against the approval or adoption of all proposals and matters (including, without limitation, all Prohibited Actions) that would, if approved or adopted, have the effect of circumventing or rendering ineffective any provision of this Agreement, except as otherwise expressly provided in this Section 4.5.

(b) Notwithstanding anything to the contrary in this Agreement (including Section 2.2), during the Effective Period, at all times when any provision of the Certificate of Incorporation or Bylaws or any provision of Applicable Law, in each case concerning non-plurality voting in the election of Directors, and any related director resignation policies or procedures are applicable to the Company, with respect to each election of Directors (except for the election of the Shareholder Nominee as a Director), the Principal Shareholders shall, and shall cause each of their respective Affiliates to, vote or, to the extent applicable, act, by written consent with respect to all of the Voting Securities Beneficially Owned by them in direct proportion to the votes cast or written consents delivered by all other holders of Voting Securities who are not Affiliates of the Company with respect to each of the Director nominees recommended by the Nominating and Governance Committee of the Board and nominated by the Board.

(c) Notwithstanding anything to the contrary in this Agreement (including Section 2.2), during the Effective Period, with respect to each of the matters set forth below that is submitted to the shareholders of the Company for approval or adoption under Applicable Law and/or the Company’s Certificate of Incorporation and Bylaws, (x) the Principal Shareholders and their respective Affiliates may vote or act by written consent with respect to all of the Voting Securities Beneficially Owned by them up to the Maximum Unrestricted Voting Percentage in their sole discretion “for” or “against” or “abstaining” from the resolution on such matters and (y) the Principal Shareholders shall, and shall cause each of their respective Affiliates to vote or, to the extent applicable, act, by written consent with respect to all of the Voting Securities Beneficially Owned by them in excess of the Maximum Unrestricted Voting Percentage only in direct proportion to the votes cast or written consents delivered by all other holders of Voting Securities who are not Affiliates of the Company on such matter:

(i) any Business Combination that has been approved or recommended by a majority of the Board;

(ii) any transaction or approval brought before the holders of Company Common Stock which would involve the Company changing the nature of its business as conducted on the date hereof;

(iii) any increase in the number of shares of Capital Stock of the Company authorized in the Certificate of Incorporation, or the creation of any new class or series of Capital Stock of the Company which increase or creation requires the approval or adoption of the shareholders of the Company under Applicable Law or the Certificate of Incorporation or Bylaws, in any such case to the extent such increase or creation is in connection with any Business Combination or anti-takeover matter approved by a majority of the Board;

(iv) any issuance of equity securities of the Company in one transaction or a series of related transactions that requires the approval of the shareholders of the Company under Applicable Law and/or the Certificate of Incorporation or Bylaws, to the extent such issuance is in connection with any Business Combination, or anti-takeover matter approved by a majority of the Board; and

(v) any amendment of the Company’s Certificate of Incorporation or Bylaws relating to any of the matters referred to on Schedule 2.2(a)(ii) hereto that is either proposed or recommended and approved by the Board.

(d) Notwithstanding anything to the contrary in this Agreement (including Section 2.2), the Principal Shareholders and their Affiliates may vote, act by written consent, initiate, make, propose or participate in any manner any “solicitation” of “proxies” (as such terms are defined or used in Regulation 14A under the Exchange Act) or consents or authorizations with respect to any Voting Securities, whether subject to or exempt from Regulation 14A under the Exchange Act, or advise, encourage or influence any Person with respect to the voting of any Voting Securities, in each case with respect to the matters relating to the rights of the Principal Shareholders set forth in this Article IV, including (i) the election of the Shareholder Nominee as a Director or the removal of the Shareholder Nominee from the Board and (ii) any amendment of the Company’s Certificate of Incorporation or

Bylaws that would, if approved or adopted, have the effect of circumventing or rendering ineffective any rights of the Principal Shareholders under this Agreement (it being acknowledged and agreed that the mere proposed adoption or repeal by the Directors of any of the Certificate of Incorporation or Bylaw provisions set forth on Schedule 2.2(a)(ii) hereto or the incurrence of any debt or the creation or authorization of any class or series of Capital Stock of the Company, in and of itself, shall not be deemed to have the effect of circumventing or rendering ineffective any rights of the Principal Shareholders under this Agreement).

(e) Subject to the prohibitions set forth in Section 2.2 and this Section 4.5, the Principal Shareholders may at their option, vote or act by written consent with respect to all of the shares of Voting Securities Beneficially Owned by them in their sole discretion with respect to all other matters.

(f) During the Effective Period, other than with respect to any Prohibited Actions, or any other proposal or matter that would, if approved or adopted, have the effect of circumventing or rendering ineffective any provision of this Agreement, the Principal Shareholders shall be present in person or represented by proxy or corporate representative at all annual and special meetings of shareholders of the Company to the extent necessary so that all Voting Securities Beneficially Owned by them shall be counted as present for the purpose of determining the presence of a quorum at such meeting and to vote such shares to the extent required in accordance with this Section 4.5.

(g) During the Effective Period, the Board shall not, and shall not recommend or propose to the shareholders of the Company to, approve or adopt any amendment of the Company’s Certificate of Incorporation or Bylaws, or take any other actions that would, if approved or adopted, have the effect of circumventing or rendering ineffective any rights of the Principal Shareholders under this Agreement (it being hereby acknowledged and agreed that the proposed adoption or repeal by the Directors of any of the Certificate of Incorporation or Bylaw provisions set forth on Schedule 2.2(a)(ii) hereto or the incurrence of any debt or the creation or authorization of any class or series of Capital Stock of the Company, in and of itself, shall not be deemed to have the effect of circumventing or rendering ineffective any rights of the Principal Shareholders under this Agreement).

(h) Notwithstanding any other provisions in this Agreement, the Principal Shareholders shall vote all Voting Securities held by them to make any changes as are necessary or desirable to amend the Certificate of Incorporation and Bylaws of the Company to remove any inconsistency between such documents and the provisions of this Agreement.

ARTICLE V

MISCELLANEOUS

Section 5.1.  Non-Contravention.  Each party represents and warrants that he, she or it has not granted and is not a party to any proxy, voting trust or other agreement that is inconsistent with or conflicts with any provision of this Agreement. Each party that is not a natural Person represents and warrants that the execution, delivery and performance by such party of its respective obligations under this Agreement do not conflict with or violate any provision of the Organizational Documents of such party.

Section 5.2.  Non-Compete.

(a) Subject to Section 5.2(b) and Section 5.4, Mr. Tang, Tang Siblings, Seller, Seller Parent and other Principal Shareholders agree that for the period commencing on the Closing Date until the earlier of (i) the fifth anniversary of the Closing Date or (ii) the Principal Shareholders and their respective Affiliates or any Group containing one or more Principal Shareholders or their respective Affiliates Beneficially Own shares of Company Common Stock representing less than 9.9% of the Total Voting Power for a period of twelve months, neither they nor any of their controlled Affiliates shall, directly or indirectly (other than as a shareholder of the Company and through designees on the Board or the board of directors of one or more Subsidiaries of the Company or otherwise for the benefit of the Company and its controlled Affiliates), engage in any Competing Activity or own any equity interest in any Person that engages in any Competing Activity. For purposes of this Section 5.2, “Competing Activity” shall mean the business of manufacturing and distributing printed circuit boards and providing related goods and services (including circuit design, quick-turn-around services and drilling and routing services).

(b) Notwithstanding anything in this Section 5.2 to the contrary, neither Mr. Tang, Tang Siblings, Seller, Seller Parent, other Principal Shareholders, nor any of their respective controlled Affiliates (collectively, the “Seller Party Group”) shall be precluded from, directly or indirectly:

(i) owning any equity interest in any Person that engages in a Competing Activity, as a result of or otherwise in connection with: (x) any acquisition transaction in which any Principal Shareholder is acquiring, directly or indirectly, one or more businesses engaged in any activity in addition to a Competing Activity; provided that such Competing Activity by value is less than 25% of the value of the business or businesses being acquired; or (y) the enforcement of a security interest held as a result of engaging in an otherwise permissible activity; provided, that the Seller Party Group shall, as soon as reasonably practicable after acquiring the assets constituting the Competing Activity or secured by such security interest, and on a basis consistent with maximizing value in the ordinary course of business, use commercially reasonable efforts to divest itself of such assets, unless the Seller Party Group would otherwise not be prohibited from holding such assets pursuant to this Section 5.2;

(ii) engaging, or owning an interest, in any type of business other than a Competing Activity that any member of the Seller Party Group is engaged in as of the date of the Stock Purchase Agreement (regardless of the legal form or Person through which such business may be conducted from time to time), including, without limitation, the Laminate Business (as defined in the Stock Purchase Agreement); or

(iii) without prejudice to and without limiting sub-section (ii) above, owning any Capital Stock in any Person that engages in a Competing Activity in the ordinary course of business of any member of the Seller Party Group; provided, that such Capital Stock constitutes less than 5% of the Capital Stock of such Person, and such Capital Stock is listed on a securities exchange or a stock exchange in any jurisdiction.

Section 5.3.  Non-Solicitation.  Subject to Section 5.4, each of Mr. Tang, Tang Siblings, Seller, Seller Parent and the Principal Shareholders agrees that, except to the extent as may violate Applicable Law, for the period commencing on the Closing Date and expiring on the thirty-sixth month anniversary of the Closing Date, without the prior written consent of the Company, neither it nor any of its Affiliates shall, directly or indirectly (other than on behalf of the Company or one of its controlled Affiliates), (i) solicit or recruit for employment or any similar arrangement any management level employee of a Transferred Entity designated as a manager on the Closing Date (each, a “Manager”), (ii) hire or assist any other Person in hiring any such Manager or (iii) solicit or encourage any such Managers to leave such Manager’s employment; provided, however, that this Section 5.3 (x) shall not apply to Managers who have not been employed by the Company or any of its controlled Affiliates (including the Transferred Entities) at any time during the sixth month prior to the applicable inducing, encouraging, soliciting or hiring, (y) shall not apply to Persons whose employment was terminated by the Company or any of its controlled Affiliates and (z) shall not prohibit general solicitations for employment through advertisements or other means (including the hiring of any Person resulting therefrom that is not known to be a Manager, to the extent the solicitation is non-targeted).

Section 5.4.  Termination.  This Agreement shall terminate and be of no further force or effect (except for this Section 5.4, Sections 5.15 through 5.18 and the obligations of the parties contained in Section 5.2 (Non-Compete) and Section 5.3 (Non-Solicitation), which obligations shall survive subject to the terms set forth therein) (i) upon the unanimous written consent of the parties hereto, (ii) automatically and without any further action by the parties hereto upon the dissolution of the Company in accordance with Applicable Law, or (iii) automatically and without any further action by the parties hereto upon the earlier of (A) the 181st day next following the time when the Principal Shareholders and their respective Affiliates or any Group containing one or more Principal Shareholders or their respective Affiliates Beneficially Own shares of Company Common Stock representing less than 9.9% of the Total Voting Power or (B) the occurrence of a Change of Control Event (to the extent that CFIUS shall not have objected to or taken any action to block or enjoin such termination within 30 days following the occurrence of such Change of Control Event). Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated upon the occurrence of a Change of Control Event in accordance with this Section 5.4, the restrictions on Transfer in Section 3.2(c) shall also survive such termination. This Agreement shall terminate and be of no further effect with respect to a party (other than Mr. Tang, the Tang Siblings or the Company) when it ceases to be a Principal Shareholder. Nothing in this Section 5.4 shall be deemed to release any party from any liability for any fraud or willful breach of this Agreement occurring prior to the termination hereof or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

Section 5.5.  Representations of the Company.  The Company hereby represents and warrants to the Principal Shareholders and Tang Siblings that (i) this Agreement has been duly and validly authorized by the Company and all necessary and appropriate action has been taken by the Company to execute and deliver this Agreement and to perform its obligations hereunder and (ii) this Agreement has been duly and validly executed and delivered by the Company and assuming the due authorization and valid execution and delivery by the other parties hereto, this Agreement is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally or by general equitable principles.

Section 5.6.  Representations of the Principal Shareholders.  Each of the Principal Shareholders hereby represents and warrants to the Company that (i) this Agreement has been duly and validly authorized by it and all necessary and appropriate action has been taken by such Principal Shareholder to execute and deliver this Agreement and to perform its obligations hereunder and (ii) this Agreement has been duly and validly executed and delivered by such Principal Shareholder and assuming the due authorization and valid execution and delivery by the other parties hereto, this Agreement is a valid and binding obligation of such Principal Shareholder, enforceable against such Principal Shareholder in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally or by general equitable principles.

Section 5.7.  Representations of Mr. Tang and the Tang Siblings.  Each of Mr. Tang and the Tang Siblings hereby represents and warrants to the Company that (i) he or she has full legal capacity to execute and deliver this Agreement and to perform his or her obligations hereunder and (ii) assuming the due authorization and valid execution and delivery by the other parties hereto, this Agreement is a valid and binding obligation of Mr. Tang and such Tang Sibling, enforceable against him or her in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally or by general equitable principles. If Mr. Tang or such Tang Sibling is married, and Mr. Tang or such Tang Sibling needs spousal or other approval for this Agreement to be valid and binding, the execution and delivery of this Agreement and the performance of his obligations hereunder have been duly authorized by Mr. Tang’s or such Tang Sibling’s spouse.

Section 5.8.  Ownership Information.  For purposes of this Agreement, all determinations of the amount of outstanding Capital Stock of the Company shall be based on information set forth in the most recent quarterly or annual report, and any current report subsequent thereto, filed by the Company with the Commission, unless the Company shall have updated such information by delivery of written notice to Mr. Tang.

Section 5.9.  Savings Clause.  No provision of this Agreement shall be construed to require any party or its Affiliates to take any action that would violate any Applicable Law.

Section 5.10.  Amendment and Waiver.  Except as otherwise provided herein, this Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto at the relevant time. No modification, amendment or waiver of any provision of this Agreement, and no giving of any consent provided for hereunder, in either case, with respect to the Company shall be effective unless such modification, amendment, waiver or consent is approved by a majority of the Directors and with respect to the Principal Shareholders (other than Mr. Tang), unless signed by each Principal Shareholder which at the relevant time is a party hereto, with respect to Mr. Tang, signed by Mr. Tang and with respect to a Tang Sibling, signed by such Tang Sibling. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 5.11.  Severability.  If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement shall not be affected and shall remain in full force and effect.

Section 5.12.  Entire Agreement.  Except as otherwise expressly set forth herein, this Agreement, the Stock Purchase Agreement and the other Ancillary Agreements (as defined in the Stock Purchase Agreement), together with the several agreements and other documents and instruments referred to herein or therein or annexed hereto or thereto or delivered in connection herewith or therewith, embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and, except in the case of fraud, supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, that may have related to the subject matter hereof in any way.

Section 5.13.  Successors and Assigns.  Except as expressly provided in and in accordance with Section 3.2, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties (which, in the case of the Company’s consent, shall require approval of a majority of the Directors), and any attempt to make any such assignment without such consent shall be null and void; provided that a Principal Shareholder shall be entitled to assign or partially assign (for partial Transfers) its rights related to the shares of Company Common Stock it Transfers to any Affiliate Transferee of such shares of Company Common Stock, in accordance with Section 3.2. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors (including any executor or administrator of a party’s estate) and permitted assigns.

Section 5.14.  Counterparts.  This Agreement may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

Section 5.15.  Remedies.

(a) Each party hereto acknowledges that monetary damages would not be an adequate remedy in the event that each and every one of the covenants or agreements in this Agreement are not performed in accordance with their terms, and it is therefore agreed that, in addition to, and without limiting, any other remedy or right it may have, the non-breaching party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically each and every one of the terms and provisions hereof. Each party hereto agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy.

(b) All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

Section 5.16.  Notices.  All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a party as shall be specified by like notice):

If to the Company:

TTM Technologies, Inc.
2630 South Harbor Blvd.
Santa Ana, California 92704
Telephone: (714) 327-3048
Facsimile: (714) 432-7234
Email: kalder@ttmtech.com
Attention: Kent Alder

with a copy (which shall not constitute notice) to:

Greenberg Traurig, LLP
2375 East Camelback Road
Suite 700
Phoenix, Arizona 85016
Telephone: (602) 445-8000
Facsimile: (602) 445-8100
E-mail: kaplanm@gtlaw.com
Attention: Michael L. Kaplan, Esq.

and

Greenberg Traurig, LLP
The MetLife Building
200 Park Avenue
New York, New York 10166
Telephone: (212) 801-9200
Facsimile: (212) 801-6400
E-mail: neimethc@gtlaw.com
              marsicoa@gtlaw.com
Attention: Clifford E. Neimeth, Esq.
                  Anthony J. Marsico, Esq.

If to the Mr. Tang and/or the Principal Shareholders:

Mr. Tang Hsiang Chieng
Flat B, 6th Floor,
20 Fa Po Street,
Yau Yat Chuen, Kowloon,
Hong Kong
Telecopy: +852-2660-1908
Email: vivien.lee@meadvillegroup.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom
42/F, Edinburgh Tower
The Landmark
15 Queen’s Road Central
Hong Kong
Telephone: +852-3740-4703
Facsimile: +852-3740-4727
E-mail: jonathan.stone@skadden.com
Attention: Jonathan Stone, Esq.

If to the Tang Siblings:

Mr. Tang Chung Yen, Tom
House 58, Sunderland,
1 Hereford Road,
Kowloon Tong, Kowloon,
Hong Kong
Telecopy: +852-2660-1908
E-mail: tom.tang@meadvillegroup.com

Ms. Tang Ying Ming, Mai
Flat B, 6th Floor, 20 Fa Po Street,
Yau Yat Chuen, Kowloon,
Hong Kong
Telecopy: +852-2660-1908
E-mail: mai.tang@meadvillegroup.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom
42/F, Edinburgh Tower
The Landmark
15 Queen’s Road Central
Hong Kong
Telephone: +852-3740-4703
Facsimile: +852-3740-4727
E-mail: jonathan.stone@skadden.com
Attention: Jonathan Stone, Esq.

All such notices or communications shall be deemed to have been delivered and received: (a) if delivered in person, on the day of such delivery, (b) if by facsimile, on the day on which such facsimile was sent; provided, that an appropriate electronic confirmation or answerback is received, or (c) if by a recognized next day courier service, on the first Business Day following the date of dispatch. Each notice, written communication, certificate, instrument and other document required to be delivered under this Agreement shall be in the English language, except to the extent that such notice, written communication, certificate, instrument and other document is required by Applicable Law to be in a language other than English.

Section 5.17.  Governing Law.  THIS AGREEMENT, THE LEGAL RELATIONSHIP BETWEEN THE PARTIES AND THE ADJUDICATION AND THE ENFORCEMENT HEREOF AND THEREOF, SHALL BE GOVERNED BY AND INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL, SUBSTANTIVE AND PROCEDURAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED WHOLLY WITHIN THAT JURISDICTION, WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAW RULES AND PRINCIPLES THEREOF.

Section 5.18.  Consent to Jurisdiction.

(a) Each party to this Agreement, by its execution hereof, hereby:

(i) irrevocably and unconditionally submits to the exclusive jurisdiction in the Court of Chancery of the State of Delaware or any federal court of the United States located in the State of Delaware, for the purpose of any and all actions, suits or proceedings arising in whole or in part out of, related to, based upon or in connection with this Agreement or the subject matter hereof;

(ii) waives to the extent not prohibited by Applicable Law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court, and

(iii) agrees not to commence any such action other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action to any court other than one of the above-named courts whether on the grounds of forum non conveniens or otherwise.

(b) The Principal Shareholders hereby irrevocably and unconditionally designate, appoint, and empower The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, as their respective designee, appointee and agent to receive, accept and acknowledge for and on their behalf service of any and all legal process, summons, notices and documents that may be served in any action, suit or proceeding brought against the Principal Shareholders in any such United States federal or state court with respect to their obligations, liabilities or any other matter arising out of or in connection with this Agreement and that may be made on such designee, appointee and agent in accordance with legal procedures prescribed for such courts. If for any reason such designee, appointee and agent hereunder shall cease to be available to act as such, the Principal Shareholders agree to designate a new designee, appointee and agent in the State of Delaware on the terms and for the purposes of this Section 5.18 reasonably satisfactory to the Company. The Principal Shareholders further hereby irrevocably consent and agree to the service of any and all legal process, summons, notices and documents in any such action, suit or proceeding against the Principal Shareholders by serving a copy thereof upon the relevant agent for service of process referred to in this Section 5.18 (whether or not the appointment of such agent shall for any reason prove to be ineffective or such agent shall accept or acknowledge such service) or by sending copies thereof by a recognized next day courier service to the Principal Shareholders, as applicable, at their address specified in or designated pursuant to this Agreement. The Principal Shareholders agree that the failure of any such designee, appointee and agent to give any notice of such service to them shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon.

Section 5.19.  Shareholder Capacity.  Each Principal Shareholder executes this Agreement solely in its capacity as a shareholder of the Company, and nothing in this Agreement shall limit or restrict any Principal Shareholder or any of its Affiliates who is or becomes during the term hereof a member of the Board, or a member of the board of directors of Asian Holdco or any Asian PCB Entity, from acting, omitting to act or refraining from taking any action, solely in such Person’s capacity as a member of the Board, or a member of the board of directors of Asian Holdco or any Asian PCB Entity, in each case, consistent with his fiduciary duties in such capacity under Applicable Law.

Section 5.20.  Methodology for Calculations.  For purposes of calculating the Total Voting Power and the total outstanding Voting Securities Beneficially Owned by any Person as of any date, any shares of Capital Stock of the Company, Company Common Stock or Voting Securities (i) held in the Company’s treasury or belonging to any subsidiaries of the Company which are not entitled to be voted or counted for purposes of determining the presence of a quorum pursuant to Section 160(c) of the DGCL or (ii) issued pursuant to a plan or trust or similar Buyer Benefit and Compensation Arrangement in respect of which voting is controlled by the Company or any of its Subsidiaries, shall be disregarded.

Section 5.21.  Further Assurances.

(a) Following the Closing Date, upon the reasonable request of any party or parties hereto, the other parties hereto, as the case may be, agree to promptly execute and deliver such further instruments of assignment, transfer, conveyance, endorsement, direction or authorization and other documents as may be requested to effectuate the purposes of this Agreement.

(b) In the event of any inconsistency between the provisions of this Agreement and the Certificate of Incorporation and Bylaws of the Company or any Organizational Documents of any of Asian Holdco, the Asian PCB Entities or Subsidiaries of Asian Holdco, the provisions of this Agreement shall prevail as between the parties only, who hereby undertake to take such steps as may be necessary or desirable to amend the Certificate of Incorporation and Bylaws of the Company or any Organizational Documents of any of Asian Holdco, the Asian PCB Entities or Subsidiaries of Asian Holdco, as applicable, to remove such conflict to the fullest extent permitted by Applicable Law.

IN WITNESS WHEREOF, the parties hereto have executed this Shareholders Agreement as of the date first written above.

TTM TECHNOLOGIES, INC.

By:
Name:
Title:

MEADVILLE HOLDINGS LIMITED

By:
Name:
Title:

SU SIH (BVI) LIMITED

By:
Name:
Title:

TANG HSIANG CHIEN

    TANG CHUNG YEN, TOM (solely for the purposes of Sections 2.1(g), 2.2(a), 2.2(e), 5.1, 5.2, 5.3, 5.7, 5.10, 5.18 and 5.21)

    TANG YING MING, MAI (solely for the purposes of Sections 2.1(g), 2.2(a), 2.2(e), 5.1, 5.2, 5.3, 5.7, 5.10, 5.18 and 5.21)

Annex C

November 15, 2009

The Board of Directors
TTM Technologies, Inc.
2630 South Harbor Boulevard
Santa Ana, California 92704

Dear Members of the Board:

We understand that TTM Technologies, Inc., a Delaware corporation (“TTM Technologies” or the “Company”), is considering a transaction whereby the Company will acquire control of certain subsidiaries (such subsidiaries, the “Transferred Entities”) of Meadville Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (“Meadville”), which subsidiaries conduct all of the printed circuit boards business of Meadville (the “Transaction”). Pursuant to the terms of a stock purchase agreement, draft dated as of November 16, 2009 (the “Agreement”), by and among Meadville, MTG Investment (BVI) Limited, the Company, TTM Technologies International, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Buyer Parent”), TTM Hong Kong Limited, a company incorporated under the laws of Hong Kong and a wholly-owned subsidiary of Buyer Parent (“Buyer”), Buyer will receive all of the issued and outstanding capital stock of each of the Transferred Entities in exchange for the (x) issuance by the Company of 36.3 million shares of the common stock, par value $0.001 per share, of the Company (“Company Common Stock” and, such aggregate number of shares of Company Common Stock, the “Stock Consideration”), and (y) payment by the Company of $114 million in cash (the “Cash Consideration” and, collectively with the Stock Consideration, the “Consideration”).

The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the Company of the Consideration to be paid by the Company in the Transaction.

UBS Securities LLC (“UBS”) has acted as financial advisor to the Company in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In the past, UBS and its affiliates have provided investment banking services to the Company unrelated to the proposed Transaction, for which UBS and its affiliates received compensation, including having acted as joint bookrunner in connection with a convertible note offering by TTM Technologies in 2008. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and Meadville and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

UBS Investment Bank is a business group of UBS AG.
UBS Securities LLC is a subsidiary of UBS AG.

The Board of Directors TTM Technologies, Inc. November 15, 2009 Page 2

Our opinion does not address the relative merits of the Transaction or any related transaction as compared to other business strategies or transactions that might be available to the Company or the Company’s underlying business decision to effect the Transaction or any related transaction. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction or any related transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or any related documents or the form of the Transaction or any related transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. We express no opinion as to what the value of Company Common Stock will be when issued pursuant to the Transaction or the price at which Company Common Stock will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, (ii) the parties to the Agreement will comply with all material terms of the Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company, the Transferred Entities or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Transferred Entities and the Company; (ii) reviewed certain internal financial information and other data relating to the Transferred Entities and their financial prospects that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates for the Transferred Entities prepared by the management of the Company that you have directed us to utilize for purposes of our analysis; (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates prepared by the management of the Company, that you have directed us to utilize for purposes of our analysis; (iv) conducted discussions with members of the senior managements of Meadville and the Company concerning the business and financial prospects of the Transferred Entities and the Company; (v) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (vi) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vii) reviewed current and historical market prices of Company Common Stock; (viii) considered certain pro forma effects of the Transaction on the Company’s financial statements; (ix) reviewed the Agreement; and (x) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or the Transferred Entities, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, and pro forma effects referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, the Transferred Entities and such pro forma effects. In addition, we have assumed with your approval that the financial forecasts and estimates referred to above will be achieved at the times and in the amounts projected. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

UBS Investment Bank is a business group of UBS AG.
UBS Securities LLC is a subsidiary of UBS AG.

The Board of Directors TTM Technologies, Inc. November 15, 2009 Page 3

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid by the Company in the Transaction is fair, from a financial point of view, to the Company.

This opinion is provided for the benefit of the Board of Directors in connection with, and for the purpose of, its evaluation of the Consideration in the Transaction.

Very truly yours,

/s/ UBS Securities LLC

UBS SECURITIES LLC

UBS Investment Bank is a business group of UBS AG.
UBS Securities LLC is a subsidiary of UBS AG.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Limitation on liability of directors

Our Certificate of Incorporation eliminates the personal liability of our directors to our company and its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption or limitation of liability is not permitted under the Delaware General Corporation Law as currently in effect or as it may be amended after the date of this proxy statement/prospectus. In addition, our Certificate of Incorporation provides that any future repeal or amendment of its terms will not adversely affect any rights of directors existing under the certificate of incorporation with respect to acts or omissions occurring prior to such repeal or amendment. We have also entered into indemnification agreements with our directors and executive officers.

Under Delaware law as in effect on the date of this registration statement, our directors remain liable for the following:

•	any breach of their duty of loyalty to our company and its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any transaction from which a director derives an improper personal benefit; and

•	any unlawful payment of dividend or unlawful stock purchase or redemption.

The provisions in our Certificate of Incorporation that eliminate liability as described above will apply to our officers if they are also directors of our company and are acting in their capacity as directors and will not apply to our officers who are not directors or who are not acting in their capacity as directors.

Indemnification

The Delaware General Corporation Law contains provisions permitting and, in some situations, requiring Delaware corporations to provide indemnification to their officers and directors for losses and litigation expenses incurred in connection with their service to the corporation in those capacities. In addition, we have adopted provisions in our Certificate of Incorporation and Bylaws and entered into indemnification agreements that require us to indemnify the directors, executive officers, and certain other representatives of our company against expenses and certain other liabilities arising out of their conduct on behalf of our company to the maximum extent and under all circumstances permitted by law. Indemnification includes advancement of reasonable expenses in certain circumstances.

The Delaware General Corporation Law permits indemnification of a director of a Delaware corporation, in the case of a third-party action, if the director

•	conducted himself or herself in good faith; and

•	reasonably believed that

•	his or her conduct was in, or not opposed to, the corporation’s best interests, or

•	in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

The Delaware General Corporation Law further provides for mandatory indemnification of directors and officers who are wholly successful on the merits or otherwise in litigation. The Delaware General Corporation Law limits the indemnification that a corporation may provide to its directors in a derivative action in which the director is held liable to the corporation, or in any proceeding in which the director is held liable on the basis of his or her improper receipt of a personal benefit.

Indemnification for Securities Act liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers, or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.	Exhibits and Financial Statement Schedules.

(a)  Exhibits

Exhibit
Number	Exhibit

2.1	Form of Plan of Reorganization(1)
2.2	Stock and Asset Purchase Agreement by and among Tyco Printed Circuit Group LP, Tyco Electronics Corporation, Raychem International, Tyco Kappa Limited, Tyco Electronics Logistics AG, and TTM (Ozarks) Acquisition, Inc. dated as of August 1, 2006(2)
2.3	Stock Purchase Agreement, dated November 16, 2009, by and among Meadville Holdings Limited, MTG Investment (BVI) Limited, TTM Technologies, Inc., TTM Technologies International, Inc., and TTM Hong Kong Limited(3)
3.1	Certificate of Incorporation of TTM Technologies, Inc.(4)
3.2	Second Amended and Restated Bylaws of TTM Technologies, Inc.(5)
4.1	Form of Registrant’s common stock certificate(4)
4.2	Indenture, dated as of May 14, 2008, between TTM Technologies, Inc. and American Stock Transfer and Trust Company(6)
4.3	Supplemental Indenture, dated as of May 14, 2008, between TTM Technologies, Inc. and American Stock Transfer and Trust Company(6)
4.4	Sell-Down Registration Rights Agreement, dated December 23, 2009, between TTM Technologies, Inc., Meadville Holdings Limited, and MTG Investment (BVI) Limited(7)
5.1	Opinion of Greenberg Traurig, LLP regarding legality of securities being registered
21.1	Subsidiaries of the Registrant
23.1	Consent of KPMG LLP, independent registered public accounting firm
23.2	Consent of PricewaterhouseCoopers, independent accountants
23.3	Consent of UBS Securities LLC
23.4	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1)
24.1	Power of Attorney of Directors and Executive Officers (included on the Signature Page of the Registration Statement)
99.1	Form of Proxy Card for holders of TTM Technologies, Inc. common stock

(1)	Incorporated by reference to the Registration Statement on Form S-1 (Registration No. 333-39906) declared effective September 20, 2000.

(2)	Incorporated by reference to the Registrant’s Form 10-Q as filed with the Commission on August 14, 2006.

(3)	Incorporated by reference to the Registrant’s Form 8-K as filed with the Commission on November 16, 2009.

(4)	Incorporated by reference to the Registrant’s Form 8-K as filed with the Commission on August 30, 2005.

(5)	Incorporated by reference to the Registrant’s Form 8-K as filed with the Commission on February 19, 2009.

(6)	Incorporated by reference to the Registrant’s Form 8-K as filed with the Commission on May 14, 2008.

(7)	Incorporated by reference to the Registrant’s Form 8-K as filed with the Commission on December 23, 2009.

(b)  Financial Statement Schedules

Schedule II Valuation and Qualifying Accounts are set forth on page S-2 of the registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and on page F-31 of Exhibit 99.5 to the registrants Current Report on Form 8-K filed with the Commission on December 15, 2009 and incorporated herein by reference.

The registrant has omitted other financial statement schedules because the information set forth therein is not material, is not applicable, or is included in the financial statements or related notes incorporated by reference in the proxy statement/prospectus which forms a part of this registration statement.

(c)  Opinions.

Opinion of UBS Securities LLC (included as Annex C to the proxy statement/prospectus which forms a part of this registration statement).

Item 22.	Undertakings.

(A) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(D) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (C) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(E) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(F) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(G) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santa Ana, state of California, on December 24, 2009.

TTM Technologies, Inc.

By:	/s/ Kenton K. Alder
Kenton K. Alder
President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each of the persons whose signature appears below constitutes and appoints jointly and severally, Kenton K. Alder and Steven W. Richards, and each one of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do, or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Kenton K. Alder Kenton K. Alder	President, Chief Executive Officer (Principal Executive Officer), and Director	December 24, 2009

/s/ Steven W. Richards Steven W. Richards	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial Officer and Principal Accounting Officer)	December 24, 2009

/s/ Robert E. Klatell Robert E. Klatell	Chairman of the Board	December 24, 2009

/s/ Thomas T. Edman Thomas T. Edman	Director	December 24, 2009

/s/ James K. Bass James K. Bass	Director	December 24, 2009

/s/ Richard P. Beck Richard P. Beck	Director	December 24, 2009

/s/ John G. Mayer John G. Mayer	Director	December 24, 2009

EXHIBIT INDEX

Exhibit
Number	Exhibit

2.1	Form of Plan of Reorganization(1)
2.2	Stock and Asset Purchase Agreement by and among Tyco Printed Circuit Group LP, Tyco Electronics Corporation, Raychem International, Tyco Kappa Limited, Tyco Electronics Logistics AG, and TTM (Ozarks) Acquisition, Inc. dated as of August 1, 2006(2)
2.3	Stock Purchase Agreement, dated November 16, 2009, by and among Meadville Holdings Limited, MTG Investment (BVI) Limited, TTM Technologies, Inc., TTM Technologies International, Inc., and TTM Hong Kong Limited(3)
3.1	Certificate of Incorporation of TTM Technologies, Inc.(4)
3.2	Second Amended and Restated Bylaws of TTM Technologies, Inc.(5)
4.1	Form of Registrant’s common stock certificate(4)
4.2	Indenture, dated as of May 14, 2008, between TTM Technologies, Inc. and American Stock Transfer and Trust Company(6)
4.3	Supplemental Indenture, dated as of May 14, 2008, between TTM Technologies, Inc. and American Stock Transfer and Trust Company(6)
4.4	Sell-Down Registration Rights Agreement, dated December 23, 2009, between TTM Technologies, Inc., Meadville Holdings Limited, and MTG Investment (BVI) Limited(7)
5.1	Opinion of Greenberg Traurig, LLP regarding legality of securities being registered
21.1	Subsidiaries of the Registrant
23.1	Consent of KPMG LLP, independent registered public accounting firm
23.2	Consent of PricewaterhouseCoopers, independent accountants
23.3	Consent of UBS Securities LLC
23.4	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1)
24.1	Power of Attorney of Directors and Executive Officers (included on the Signature Page of the Registration Statement)
99.1	Form of Proxy Card for holders of TTM Technologies, Inc. common stock

(1)	Incorporated by reference to the Registration Statement on Form S-1 (Registration No. 333-39906) declared effective September 20, 2000.

(2)	Incorporated by reference to the Registrant’s Form 10-Q as filed with the Commission on August 14, 2006.

(3)	Incorporated by reference to the Registrant’s Form 8-K as filed with the Commission on November 16, 2009.

(4)	Incorporated by reference to the Registrant’s Form 8-K as filed with the Commission on August 30, 2005.

(5)	Incorporated by reference to the Registrant’s Form 8-K as filed with the Commission on February 19, 2009.

(6)	Incorporated by reference to the Registrant’s Form 8-K as filed with the Commission on May 14, 2008.

(7)	Incorporated by reference to the Registrant’s Form 8-K as filed with the Commission on December 23, 2009.